As confidentially submitted to the U.S. Securities and Exchange Commission on March 15, 2022

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

FORM F-4
(Amendment No. 2)
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

________________________

AGIIPLUS GLOBAL INC.

(Exact name of Registrant as specified in its charter)

________________________

Cayman Islands	6770	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5th Floor, Distrii Center, Silver Court
No. 218 Xizang South Road, Huangpu District, Shanghai 200021
People’s Republic of China
Tel: +86(21) 2250-2249-

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

________________________

Yongsheng Liu
Chief Executive Officer
15/F, Aubin House
171-172 Gloucester Road
Wanchai, Hong Kong
Tel: (86) 186-0217-2929

(Name, address, including zip code, and telephone number, including area code, of agent for service)

________________________

Copies of communications to:

Mitchell S. Nussbaum, Esq. Giovanni Caruso, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 (212) 407-4000	Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 48 Wall Street, Suite 1100 New York, NY 10005 (212) 530 2210

________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b–2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(1)	Proposed maximum offering price per unit ($)		Proposed maximum aggregate offering price	Amount of registration fee ($)(3)
Ordinary Shares to be issued to Shareholders of AgiiPlus Inc. (“AgiiPlus”)	52,000,000	[•]	(2)	[•]	[•]
Ordinary Shares to be issued to Shareholders of Goldenbridge Acquisition Limited (“Goldenbridge”)	7,566,250	[•]	(2)	[•]	[•]
Ordinary Shares to be issued to Rightsholders of Goldenbridge	610,000	[•]	(2)	[•]	[•]
Warrants to be issued to Warrantholders of Goldenbridge	6,100,000	[•]	(2)	[•]	[•]
Ordinary Shares underlying Warrants to be issued to Warrantholders of Goldenbridge	3,050,000	[•]		[•]	[•]
Ordinary Shares included in Units underlying Unit Purchase Options	287,500	[•]	(2)	[•]	[•]
Ordinary Shares issuable in respect of Rights included in Units underlying Unit Purchase Options	28,750	[•]	(2)	[•]	[•]
Warrants included in Units underlying the Unit Purchase Options	287,500	[•]	(2)	[•]	[•]
Ordinary Shares underlying Warrants included in the Units underlying the Unit Purchase Options	143,750	[•]		[•]	[•]
Ordinary Shares to be issued to advisors upon closing of business combination	721,250	[•]	(2)	[•]	[•]
Total	70,795,000			[•]	[•]

____________

(1)      Pursuant to Rule 416(a) of the Securities Act, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)      Estimated pursuant to Rule 457(c) solely for the purpose of computing the amount of the registration fee, and based on the average of the high and low prices of the ordinary shares and warrants of Goldenbridge Acquisition Limited on the Nasdaq Capital Market.

(3)      Calculated pursuant to Rule 457 by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.0000927.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the U.S. Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction or state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED               , 2022

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
GOLDENBRIDGE ACQUISITION LIMITED
AND PROSPECTUS FOR ORDINARY SHARES, RIGHTS, WARRANTS AND UNITS
OF AGIIPLUS GLOBAL INC.

Proxy Statement/Prospectus dated               , 2022
and first mailed to the shareholders of Goldenbridge Acquisition Limited on or about, 2022

To the Shareholders of Goldenbridge Acquisition Limited:

You are cordially invited to attend the Extraordinary General Meeting of the Shareholders of Goldenbridge Acquisition Limited (“Goldenbridge,” “GBRG,” “we”, “our”, or “us”), which will be held at, Eastern time, on, 2021 (the “Extraordinary General Meeting”). Due to the COVID-19 pandemic, we will be holding the Extraordinary General Meeting via teleconference using the following dial-in information:

US Toll Free
International Toll
Participant Passcode

Goldenbridge is a British Virgin Islands business company incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities, which we refer to as a “target business.” The business combination will be completed through a two-step process consisting of the Reincorporation Merger (as defined below) and the Acquisition Merger (as defined below). The Reincorporation Merger and the Acquisition Merger are collectively referred to herein as the “Business Combination.”

Goldenbridge has entered into a merger agreement, dated as of September 30, 2021 (as it may be amended from time to time, the “Merger Agreement”), which provides for a Business Combination between Goldenbridge and AgiiPlus Inc., a Cayman Islands exempted company (“AgiiPlus”). Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement and the Pre-Merger Charter Amendment by the shareholders of Goldenbridge, Goldenbridge will reincorporate in the Cayman Islands by merging with and into AgiiPlus Global Inc., a Cayman Islands exempted company and wholly owned subsidiary of Goldenbridge (“PubCo”), with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”); (ii) one business day after the Reincorporation Merger, AgiiPlus Corporation Inc. (“Merger Sub”), a Cayman Islands exempted company and wholly owned subsidiary of PubCo, will be merged with and into AgiiPlus, resulting in AgiiPlus being a wholly owned subsidiary of PubCo (the “Acquisition Merger”). The Merger Agreement is by and among Goldenbridge, PubCo, Merger Sub, AgiiPlus, certain shareholders of AgiiPlus (“Principal Shareholders”) and Jing Hu, an individual as the representative of the shareholders of AgiiPlus (“Shareholders’ Representative”). The aggregate consideration for the Acquisition Merger is $520,000,000, payable in the form of 52,000,000 newly issued PubCo Ordinary Shares (as defined below) valued at $10.00 per share.

Upon the closing of the Business Combination, ordinary shares of PubCo will be reclassified into class A ordinary shares (“PubCo Class A Ordinary Shares”) and class B ordinary shares (“PubCo Class B Ordinary Shares,” together with PubCo Class A Ordinary Shares, collectively “PubCo Ordinary Shares”) where each PubCo Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the post-Business Combination company and each PubCo Class B Ordinary Share shall be entitled to fifteen (15) votes on all matters subject to vote at all general meetings of the post-Business Combination company. At the closing of the Business Combination, the former Goldenbridge shareholders will receive the consideration specified below and the former shareholders of AgiiPlus will receive an aggregate of 38,301,111 PubCo Class A Ordinary Shares and 13,698,889 PubCo Class B Ordinary Shares, among which 1,000,000 PubCo Ordinary Shares are to be issued and held in escrow to satisfy any indemnification obligations incurred under the Merger Agreement. [*] PubCo Class A Ordinary Shares will be reserved and authorized for issuance under the 2022 Plan upon closing (the “Incentive Plan”).

At the Extraordinary General Meeting, Goldenbridge shareholders will be asked to consider and vote upon the following proposals:

1.      approval of the Reincorporation Merger and the Plan of Merger, which we refer to as the “Reincorporation Merger Proposal” or “Proposal No.1;”

2.      approval of the Acquisition Merger, which we refer to as the “Acquisition Merger Proposal” or “Proposal No.2;”

3.      approval of PubCo’s Incentive Plan, which we refer to as the “Incentive Plan Proposal” or “Proposal No.3.” A copy of the Incentive Plan is attached to the accompanying proxy statement as Annex C;

4.      approval of Goldenbridge’s Pre-Merger Charter Amendment, which we refer to as the “Pre-Merger Charter Amendment Proposal” or “Proposal No. 4;” and

5.      approval to adjourn the Extraordinary General Meeting under certain circumstances, which is more fully described in the accompanying proxy statement/prospectus, which we refer to as the “Adjournment Proposal” or “Proposal No.5” and, together with the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Incentive Plan Proposal, the Pre-Merger Charter Amendment Proposal, the “Proposals.”

If the Goldenbridge shareholders approve the Reincorporation Merger Proposal and the Acquisition Merger Proposal, immediately prior to the consummation of the Business Combination, all outstanding units of Goldenbridge (each of which consists of one GBRG Ordinary Share, one GBRG Right and one GBRG Warrant) (the “GBRG Units”) will cease separate existence and trading. Upon the consummation of the Business Combination, the current equity holdings of the Goldenbridge shareholders shall be exchanged as follows:

(i)     Each Goldenbridge’s ordinary share, no par value (“GBRG Ordinary Share”), issued and outstanding immediately prior to the effective time of the Reincorporation Merger (other than any redeemed shares), will automatically be cancelled and cease to exist and for each such GBRG Ordinary Share, PubCo shall issue to each Goldenbridge shareholder (other than the Goldenbridge shareholders who exercise their redemption rights in connection with the Business Combination) one validly issued PubCo Class A Ordinary Share, which, unless explicitly stated herein, shall be fully paid;

(ii)    Each warrant to purchase one half of one GBRG Ordinary Share (“GBRG Warrant”) issued and outstanding immediately prior to the effective time of the Reincorporation Merger will convert into a warrant to purchase one-half of one PubCo Class A Ordinary Share (each, a “PubCo Warrant”) (or equivalent portion thereof). The PubCo Warrants will have substantially the same terms and conditions as set forth in the GBRG Warrants; and

(iii)   The holders of Goldenbridge’s rights (exchangeable into one-tenth of one GBRG Ordinary Share) (collectively, the “GBRG Rights”) issued and outstanding immediately prior to the effective time of the Reincorporation Merger will receive one-tenth (1/10) of one PubCo Class A Ordinary Share in exchange for the cancellation of each GBRG Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded to the nearest whole share.

It is anticipated that, upon consummation of the Business Combination, Goldenbridge’s existing shareholders, including the Sponsor (as defined below), will own approximately [14.3]% of the issued PubCo Ordinary Shares, and AgiiPlus’ current shareholders will own of approximately [83.3]% of the issued PubCo Ordinary Shares. These relative percentages assume that (i) none of Goldenbridge’s existing public shareholders exercise their redemption rights, as discussed herein; and (ii) there is no exercise or conversion of PubCo Warrants. If any of Goldenbridge’s existing public shareholders exercise their redemption rights, the anticipated percentage ownership of Goldenbridge’s existing shareholders will be reduced. You should read “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement.”

Condensed Combined Financial Statements” for further information.

The GBRG Units, GBRG Ordinary Share, GBRG Rights and GBRG Warrants are currently listed on the Nasdaq Capital Market under the symbols “GBRGU,” “GBRG,” “GBRGR” and “GBRGW,” respectively. PubCo intends to apply to list the PubCo Class A Ordinary Shares and PubCo Warrants on the Nasdaq Stock Market under the symbols “AGII” and “AGIIW”, respectively, in connection with the closing of the Business Combination. Goldenbridge cannot assure you that the PubCo Class A Ordinary Shares and PubCo Warrants will be approved for listing on Nasdaq.

Investing in PubCo securities involves a high degree of risk. See “Risk Factors” beginning on page 43 for a discussion of information that should be considered in connection with an investment in PubCo securities.

AgiiPlus Inc. is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and partially through contractual arrangements with its variable interest entity, or VIE, and the VIE’s subsidiaries in China. The VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies. Investors in PubCo securities are not purchasing equity interests in AgiiPlus’ operating entities in China but instead are purchasing equity interests in a Cayman Islands holding company. As used in this proxy statement/prospectus, “VIE” refers to Shanghai Tangtangjia Information Technology Co., Ltd, or Shanghai Tangtangjia Information Technology Co., Ltd. and its subsidiaries, as context requires. As used in this proxy statement/prospectus, “AgiiPlus” refers to AgiiPlus Inc., and, when describing AgiiPlus’ consolidated financial information, also includes AgiiPlus’ VIE and the VIE’s subsidiaries in China. For details on AgiiPlus’ corporate structure, see “Business of AgiiPlus — Corporate Structure of AgiiPlus.”

AgiiPlus’ PRC subsidiaries, the VIE and the VIE’s subsidiaries face various legal and operational risks and uncertainties related to doing business in China. AgiiPlus’ business operations is conducted in China through its subsidiaries, the VIE, and the VIE’s subsidiaries. Specifically, AgiiPlus’ VIE and the VIE’s subsidiaries generated approximately 0.57%, 2.07% and 5.51% of AgiiPlus’ net revenue for the fiscal years ended December 31, 2019, and 2020 and the six months ended June 30, 2021, respectively. Approximately 0.14%, 0.29% and 0.43% of AgiiPlus’ assets were held by AgiiPlus’ VIE and the VIE’s subsidiaries for the fiscal years ended December 31, 2019, and 2020 and the six months ended June 30, 2021, respectively. As such, AgiiPlus’ PRC subsidiaries, the VIE and the VIE’s subsidiaries are subject to complex and evolving PRC laws and regulations. For instance, AgiiPlus’ PRC subsidiaries, the VIE and the VIE’s subsidiaries face risks associated with regulatory approvals on offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the ability of Public Company Accounting Oversight Board (United States) (“PCAOB”) to inspect AgiiPlus’ auditors, which may impact the ability of AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries to conduct certain businesses, accept foreign investors, or list on a United States or foreign exchange after the Business Combination. These risks could result in a material adverse change in AgiiPlus’ business operations and the value of PubCo Class A Ordinary Shares, significantly limit or hinder PubCo’s ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. For a detailed description of risks related to doing business in China, see “Risk Factors — Risk Factors Relating to Doing Business in China” in this proxy statement/prospectus.

AgiiPlus’ corporate structure is subject to risks associated with its contractual arrangements with the VIE. PubCo and its investors may never have a direct ownership interest in the businesses that are conducted by AgiiPlus’ VIE and the VIE’s subsidiaries. Uncertainties in the PRC legal system could limit AgiiPlus’ ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in court of law. If the PRC government finds that the agreements that establish the structure for operating AgiiPlus’ business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, AgiiPlus’ PRC subsidiaries, the VIE and the VIE’s subsidiaries could be subject to severe penalties or be forced to relinquish their interests in those operations. This may also result in the VIE being deconsolidated. A certain portion of AgiiPlus’ assets are held by the VIE and the VIE’s subsidiaries, and a portion of AgiiPlus’ revenues are generated by the VIE and the VIE’s subsidiaries. An event that results in the deconsolidation of the VIE would have a material effect on AgiiPlus’ operations and result in the value of PubCo’s securities diminish substantially or become worthless. AgiiPlus Inc., AgiiPlus’ PRC subsidiaries and VIE, and investors of PubCo face uncertainty about future actions by the PRC government that could affect the enforceability of the contractual arrangements with AgiiPlus’ VIE and, consequently, significantly affect the financial performance of AgiiPlus’ VIE and AgiiPlus as a whole. For a detailed description of the risks associated with AgiiPlus’ corporate structure, please refer to risks disclosed under “Risk Factors — Risk Factors Relating to AgiiPlus’ Corporate Structure” in this proxy statement/prospectus.

The cash flows occurred between AgiiPlus and its subsidiaries, and AgiiPlus’ VIE and its subsidiaries included the following: (1) Shanghai Zhiban, a subsidiary of the VIE, received capital contribution from Shanghai Shuban Technology Co., Ltd., a subsidiary of AgiiPlus, in the amount of RMB2.8 million (US$0.43 million), RMB2.2 million (US$0.34 million), and $0 for the years ended December 31, 2019 and 2020, and the six months ended June 30, 2021, respectively; and (2) the subsidiaries of AgiiPlus’ VIE received cash from AgiiPlus’ subsidiaries in the amount of $0, RMB7.5 million (US$1.16 million), and RMB6.9 million (US$1.07 million) for the years ended December 31, 2019 and

2020, and the six months ended June 30, 2021, respectively, as intercompany loans. If needed, AgiiPlus Inc. can transfer cash to its PRC subsidiaries through loans and/or capital contributions, and AgiiPlus’ PRC subsidiaries can transfer cash to AgiiPlus Inc. through issuing dividends or other distributions. AgiiPlus’ PRC subsidiaries can transfer cash to AgiiPlus’ VIE and the VIE’s subsidiaries through intercompany loans and capital contributions, and AgiiPlus’ VIE and the VIE’s subsidiaries can transfer cash to Shanghai Tangtangjia Business Consulting Co., Ltd. (“Tangtangjia Business Consulting”), a PRC subsidiary of AgiiPlus, as services fees or technology transfer fees under the VIE contractual arrangements.

AgiiPlus has not declared or paid dividends in the past, nor any dividends or distributions were made by a subsidiary or VIE to AgiiPlus. PubCo does not intend to distribute dividends after the consummation of the Business Combination, but PubCo does not have a fixed dividend policy. PubCo’ board of directors have complete discretion on whether to distribute dividends, subject to applicable laws. AgiiPlus’ VIE and the VIE’s subsidiaries intends to transfer cash to Tangtangjia Business Consulting as services fees or technology transfer fees under the VIE contractual arrangements to settle the amounts owed by the VIE and subsidiaries of the VIE. AgiiPlus does not intend to distribute earnings, and as of the date of this proxy statement/prospectus, no distribution or settlement under the VIE agreements has been made. For details, see “Summary of the Proxy Statement/Prospectus — Cash Transfers and Dividend Distribution” For selected consolidated financial data of AgiiPlus, its subsidiaries, the VIE and the VIE’s subsidiaries for the fiscal years ended December 31, 2020 and 2019, and consolidated balance sheet data as of December 31, 2020 and 2019, please see “AgiiPlus Summary Financial Information — Condensed Consolidating Schedule” on page 33 through 37 of this proxy statement/prospectus. For consolidated financial statements of AgiiPlus its subsidiaries, the VIE and the VIE’s subsidiaries for the same periods, see pages F-46 to F-130 of this proxy statement/prospectus.

AgiiPlus also may face risks relating to the lack of PCAOB inspection on its auditor, which may cause PubCo Securities to be delisted from a U.S. stock exchange or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act, if the PCAOB has determined it is unable to investigate AgiiPlus’ auditor completely for three consecutive years beginning in 2021. The delisting or the cessation of trading of PubCo Securities, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years, instead of three, thus reducing the time period before PubCo Securities may be prohibited from trading or delisted. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in China and Hong Kong, respectively, and identifies the registered public accounting firms in China and Hong Kong that are subject to such determinations. AgiiPlus’ auditor is headquartered in Houston, Texas and has been inspected by the PCAOB on a regular basis and is therefore not subject to the determinations announced by the PCAOB on December 16, 2021. However, since the audit work was carried out by AgiiPlus’ auditor with the collaboration of its China-based office, the audit working papers of AgiiPlus’ financial statements may not be inspected by the PCAOB without the approval of the PRC authorities. See “Risk Factors — Risk Factors Relating to AgiiPlus’ Business and Industry.”

As of [•], 2022, there was approximately $[•] in Goldenbridge’s trust account. On [•], 2022, the last sale price of one GBRG Ordinary Share was $[•].

Pursuant to Goldenbridge’s amended and restated memorandum and articles of association, Goldenbridge is providing its public shareholders with the opportunity to redeem all or a portion of their GBRG Ordinary Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in Goldenbridge’s trust account as of two business days prior to the consummation of the Business Combination, including interest, less taxes payable, divided by the number of then outstanding GBRG Ordinary Shares that were sold as part of the GBRG Units in Goldenbridge’s initial public offering (“IPO”), subject to the limitations described herein. Goldenbridge estimates that the per-share price at which public shares may be redeemed from cash held in the trust account will be approximately $[•] at the time of the Extraordinary General Meeting. Goldenbridge’s public shareholders may elect to redeem their shares even if they vote for the Reincorporation Merger or do not vote at all. Goldenbridge has no specified maximum redemption threshold under the Goldenbridge’s amended and restated memorandum and articles of association. It is a condition to closing under the Merger Agreement, however, that Goldenbridge has, in the aggregate, not less than $15,000,000 of cash that is available for distribution up the consummation of the Business Combination. If redemptions by Goldenbridge’s public shareholders cause Goldenbridge to be unable to meet this closing condition, then Goldenbridge will not be required to consummate the Business Combination, although it may, in its sole discretion, waive this condition. In the event that Goldenbridge waives this condition, Goldenbridge does not intend to seek additional shareholder approval or to extend the time period in which its public shareholders can exercise their redemption rights. Holders of outstanding GBRG Warrants and GBRG Rights do not have redemption rights in connection with the Business Combination.

Goldenbridge is providing this proxy statement/prospectus and accompanying proxy card to its shareholders in connection with the solicitation of proxies to be voted at the Extraordinary General Meeting and at any adjournments or postponements of the Extraordinary General Meeting. The initial shareholders of Goldenbridge and the Sponsor, which own approximately [•]% of GBRG Ordinary Share as of the record date, have agreed to vote their GBRG Ordinary Share in favor of the Reincorporation Merger Proposal and the Acquisition Merger Proposal, which transactions comprise the Business Combination, and intend to vote for the Incentive Plan Proposal, the Pre-Merger Charter Amendment and the Adjournment Proposal, although there is no agreement in place with respect to voting on those proposals.

Each shareholder’s vote is very important. Whether or not you plan to attend the Extraordinary General Meeting in person, please submit your proxy card without delay. Goldenbridge’s shareholders may revoke proxies at any time before they are voted at the meeting. Voting by proxy will not prevent a shareholder from voting in person if such shareholder subsequently chooses to attend the Extraordinary General Meeting. If you are a holder of record and you attend the Extraordinary General Meeting and wish to vote in person, you may withdraw your proxy and vote in person. Assuming that a quorum is present, attending the Extraordinary General Meeting either in person or by proxy and abstaining from voting will have the same effect as voting against all the Proposals. Broker non-votes will have no effect on any of the Proposals.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted in favor of each of the Proposals presented at the Extraordinary General Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Extraordinary General Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting of shareholders and, if a quorum is present, will have the effect of a vote against the Business Combination Proposal and no effect on the adjournment proposal. If you are a shareholder of record and you attend the Extraordinary General Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

We encourage you to read this proxy statement/prospectus carefully. In particular, you should review the matters discussed under the caption “Risk Factors” beginning on page 43.

The board of directors of Goldenbridge has approved the Merger Agreement and the Plans of Merger, and recommends that Goldenbridge shareholders vote “FOR” approval of each of the Proposals. When you consider Goldenbridge board of director’s recommendation of these Proposals, you should keep in mind that Goldenbridge’s directors and officers have interests in the Business Combination that may conflict or differ from your interests as a shareholder. See the section titled “Proposals to be Considered by Goldenbridge Shareholders: The Business Combination — Interests of Certain Persons in the Business Combination.”

On behalf of the Goldenbridge board of directors, I thank you for your support and we look forward to the successful consummation of the Business Combination.

Sincerely,
/s/ Yongsheng Liu
Yongsheng Liu Chief Executive Officer and Chairman Goldenbridge Acquisition Limited
[*], 2022

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Business Combination or otherwise, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

HOW TO OBTAIN ADDITIONAL INFORMATION

If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents filed by Goldenbridge with the Securities and Exchange Commission, such information is available without charge upon written or oral request. Please contact our proxy solicitor, at:

[•][•]
[•]
Individuals call toll-free [•]
Banks and brokers call [•]
Email: [•]

If you would like to request documents, please do so no later than one week prior to the meeting date to receive them before the Extraordinary General Meeting. Please be sure to include your complete name and address in your request. Please see the section titled “Where You Can Find Additional Information” to find out where you can find more information about Goldenbridge, PubCo and AgiiPlus. You should rely only on the information contained in this proxy statement/prospectus in deciding how to vote on the Business Combination. Neither Goldenbridge, PubCo, Merger Sub nor AgiiPlus has authorized anyone to give any information or to make any representations other than those contained in this proxy statement/prospectus. Do not rely upon any information or representations made outside of this proxy statement/prospectus. The information contained in this proxy statement/prospectus may change after the date of this proxy statement/prospectus. Do not assume after the date of this proxy statement/prospectus that the information contained in this proxy statement/prospectus is still correct.

USE OF CERTAIN TERMS

•        Unless otherwise stated in this proxy statement/prospectus, references to:4

•        “AgiiPlus” are to AgiiPlus Inc., a Cayman Islands holding company, and, when describing AgiiPlus’ consolidated financial information, also includes AgiiPlus’ VIE and the VIE’s subsidiaries in China;

•        “app” are to mobile app;

•        “CAGR” are to compound annual growth rate;

•        “China” or “PRC” are to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and the Macau Special Administrative Region;

•        “Closing Date” are to the date on which the Business Combination is consummated;

•        “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•        “Escrow Agreement” are to an escrow agreement to be entered into by and among PubCo, the Shareholders’ Representative of AgiiPlus and an escrow agent, pursuant to which PubCo will issue 1,000,000 of its PubCo Ordinary Shares to be held in escrow to secure the indemnification obligations as contemplated by the Merger Agreement;

•        “Frost & Sullivan” are to Frost & Sullivan (Beijing) Inc., Shanghai Branch Co., a third-party industry research firm;

•        “Frost & Sullivan Report” are to a November 2021 industry report from Frost & Sullivan entitled “Independent Research on Work Solution Industry”;

•        “Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;

•        “IPO” are to the initial public offering of 5,000,000 units of Goldenbridge consummated on March 4, 2021;

•        “Loeb” are to Loeb & Loeb LLP;

•        “LOI” are to a letter of intent;

•        “mature workspaces” or “mature Distrii workspaces” are to workspaces that have been opened for more than one year;

•        “Maxim” are to Maxim Group LLC;

•        “Merger Agreement” are to the merger agreement among Goldenbridge, PubCo, and Merger Sub and AgiiPlus and certain other parties;

•        “new tier-one cities” are to relatively developed cities following the tier-one cities in China, namely Chengdu, Hangzhou, Nanjing, Qingdao, Kunming, Shenyang, Tianjin, Wuhan, Xi’an, Changsha, Chongqing, Suzhou, Ningbo, Zhengzhou, and Dongguan;

•        “Plan of Merger” are respectively to the statutory plan of merger (including the memorandum and articles of association) to be filed with the Registrar of Companies in the Cayman Islands and the Registrar of Corporate Affairs in the British Virgin Islands;

•        “property technology” or “PropTech” are to the application of information technology and platform economics to real estate markets. Contemporary PropTech include property management using digital dashboards, smart home technology, technology-enabled brokerages, mobile applications, 3D modeling for online portals, and others;

•        “RMB” or “Renminbi” are to the legal currency of the PRC;

•        “SaaS” are to software as a service;

•        “Shanghai Distrii” are to Shanghai Distrii Technology Development Co., Ltd.,

•        “SMEs” are to small and medium enterprises;

•        “Sponsor” are to Cross Wealth Investment Holding Limited;

•        “tier-one cities” are to the most developed cities in China, namely Beijing, Shanghai, Guangzhou and Shenzhen;

•        “US Dollars,” “$,” or “US$” are to the legal currency of the United States;

•        “U.S. GAAP” are to accounting principles generally accepted in the United States;

•        “variable interest entity” or “VIE” are to Shanghai Tangtangjia Information Technology Co., Ltd., which is a PRC company in which AgiiPlus does not have equity interests but whose financial results have been consolidated into AgiiPlus’ consolidated financial statements in accordance with U.S. GAAP, due to AgiiPlus’ having effective control over, and its being the primary beneficiary of, such entity;

•        “2022 Plan” are to the PubCo 2022 Share Incentive Plan.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB 6.4566 to US$1.00, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2021. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

Goldenbridge Acquisition Limited
15/F, Aubin House
171-172 Gloucester Road
Wanchai, Hong Kong
Tel: (86) 186-0217-2929

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON             , 2022

TO THE SHAREHOLDERS OF GOLDENBRIDGE ACQUISITION LIMITED:

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Shareholders of Goldenbridge Acquisition Limited, a British Virgin Islands company (“Goldenbridge”), will be held on             , 2022 at 10:00 AM Eastern Time as a teleconference using the following dial-in information:

US Toll Free
International Toll
Participant Passcode

The Extraordinary General Meeting will be held for the following purposes:

I        To approve the merger of Goldenbridge with and into PubCo, its wholly owned Cayman Islands subsidiary, with PubCo surviving the merger. The merger will change Goldenbridge’s place of incorporation from the British Virgin Islands to the Cayman Islands. We refer to the merger as the Reincorporation Merger. This proposal is referred to as the Reincorporation Merger Proposal or Proposal No.1. Holders of GBRG Ordinary Shares as of record date are entitled to vote on this proposal.

II.     To approve the authorization for PubCo’s board of directors to complete the merger of Merger Sub into AgiiPlus, resulting in AgiiPlus becoming a wholly owned subsidiary of PubCo. We refer to the merger as the Acquisition Merger. This proposal is referred to as the Acquisition Merger Proposal or Proposal No.2. Holders of GBRG Ordinary Shares as of record date are entitled to vote on this proposal.

III.    To approve the Incentive Plan, which we refer to as the Incentive Plan Proposal or Proposal No.3. Holders of GBRG Ordinary Shares as of record date are entitled to vote on this proposal.

IV.     To approve the pre-merger charter amendment, which we refer to as the Pre-Merger Charter Amendment Proposal or Proposal No.4. Holders of GBRG Ordinary Shares as of record date are entitled to vote on this proposal.

V.      To approve the adjournment of the Extraordinary General Meeting in the event Goldenbridge does not receive the requisite shareholder vote to approve any of the above Proposals. This proposal is called the Adjournment Proposal or Proposal No.5.

All of the proposals set forth above are sometimes collectively referred to herein as the “Proposals.” The Reincorporation Merger Proposal and the Acquisition Merger are subject to and conditioned upon the approval of the Pre-Merger Charter Amendment Proposal. The Reincorporation Merger Proposal and the Acquisition Merger Proposal are dependent upon each other. It is important for you to note that in the event that none of the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the Pre-Merger Charter Amendment Proposal is approved, then Goldenbridge will not consummate the Business Combination. If Goldenbridge does not consummate the Business Combination and fails to complete an initial business combination by June 4, 2022 (15 months after the consummation of the IPO), or up to December 4, 2022 (21 months after the consummation of the IPO if the time-period is extended, as described herein), Goldenbridge will be required to dissolve and liquidate.

As of [•], 2022, the record date, there were 7,566,250 GBRG Ordinary Shares issued and outstanding and entitled to vote. Only Goldenbridge shareholders who hold shares of record as of the close of business on [•], 2022 are entitled to vote at the Extraordinary General Meeting or any adjournment of the Extraordinary General Meeting. This proxy statement/prospectus is first being mailed to Goldenbridge shareholders on or about [•], 2022. Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding GBRG Ordinary Shares present and entitled to vote at the Extraordinary General Meeting or any adjournment thereof; provided, however, that if [*] or more of the holders of ordinary shares purchased in the IPO demand redemption of their GBRG Ordinary Shares, then the Business Combination may not be completed. Assuming that a quorum is present, attending the Extraordinary General Meeting either in person or by proxy and abstaining from voting will have the same effect as voting against the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of the Proposals.

Whether or not you plan to attend the Extraordinary General Meeting in person, please submit your proxy card without delay to [•] not later than the time appointed for the Extraordinary General Meeting or adjourned meeting. Voting by proxy will not prevent you from voting your shares in person if you subsequently choose to attend the Extraordinary General Meeting. If you fail to return your proxy card and do not attend the Extraordinary General Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting. You may revoke a proxy at any time before it is voted at the Extraordinary General Meeting by executing and returning a proxy card dated later than the previous one, by attending the Extraordinary General Meeting in person and casting your vote by ballot or by submitting a written revocation to [•], that is received by the proxy solicitor before we take the vote at the Extraordinary General Meeting. If you hold your shares through a bank or brokerage firm, you should follow the instructions of your bank or brokerage firm regarding revocation of proxies.

Goldenbridge board of directors recommends that you vote “FOR” approval of each of the Proposals.

By order of the Board of Directors,

Yongsheng Liu Chief Executive Officer of Goldenbridge Acquisition Limited
[*], 2022

i

ii

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed by PubCo (File No. 333-            ) with the SEC, constitutes a prospectus of PubCo under Section 5 of the Securities Act, with respect to the issuance of (i) the PubCo Class A Ordinary Shares to Goldenbridge’s shareholders, (ii) the PubCo Warrants to holders of GBRG Warrants in exchange for the GBRG Warrants, and (iii) the PubCo Class A Ordinary Shares underlying the PubCo Rights, if the Business Combination is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act, with respect to the Extraordinary General Meeting at which Goldenbridge’s shareholders will be asked to consider and vote upon the Proposals to approve the Pre-Merger Charter Amendment, the Reincorporation Merger, the Acquisition Merger, and the Incentive Plan Proposal.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

WHERE YOU CAN FIND MORE INFORMATION

As a foreign private issuer, after the consummation of the Business Combination, PubCo will be required to file its Annual Report on Form 20-F with the SEC no later than four months following its fiscal year end. Goldenbridge files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Goldenbridge’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus, or any annex to this proxy statement/prospectus, are qualified in all respects by reference to the copy of the relevant contract or other annex filed with this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus, or if you have questions about the Business Combination, you should contact Goldenbridge’s proxy solicitor, [•], individual call toll-free at [•] and banks and brokers call at [•].

All information contained in this proxy statement/prospectus relating to Goldenbridge, PubCo and Merger Sub has been supplied by Goldenbridge, and all such information relating to AgiiPlus has been supplied by AgiiPlus. Information provided by either of Goldenbridge or AgiiPlus does not constitute any representation, estimate or projection of the other party.

Neither Goldenbridge, PubCo, Merger Sub nor AgiiPlus has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated into this proxy statement/prospectus by reference. Therefore, if anyone does give you any such information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements, including statements about the parties’ ability to close the Business Combination, the anticipated benefits of the Business Combination, the financial conditions, results of operations, earnings outlook and prospects of PubCo, Goldenbridge and/or AgiiPlus and may include statements for the period following the consummation of the Business Combination. Forward-looking statements appear in a number of places in this proxy statement/prospectus including, without limitation, in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AgiiPlus,” and “Business of AgiiPlus.” In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of Goldenbridge and AgiiPlus, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by Goldenbridge and the following:

•        expectations regarding AgiiPlus’ strategies and future financial performance, including AgiiPlus’ future business plans or objectives, prospective performance and opportunities and competitors, revenues, customer acquisition and retention, products and services, pricing, marketing plans, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and AgiiPlus’ ability to invest in growth initiatives and pursue acquisition opportunities;

•        the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•        the outcome of any legal proceedings that may be instituted against AgiiPlus, Goldenbridge and others following announcement of the Merger Agreement and transactions contemplated therein;

•        the inability to complete the Business Combination due to the failure to obtain Goldenbridge shareholders’ approval;

•        the risk that the proposed Business Combination disrupts current plans and operations of AgiiPlus as a result of the announcement and consummation of the Business Combination;

•        the ability to recognize the anticipated benefits of the Business Combination;

•        unexpected costs related to the proposed Business Combination;

•        the amount of any redemptions by existing holders of GBRG Ordinary Shares being greater than expected;

•        the management and board composition of PubCo following the proposed Business Combination;

•        the ability to list PubCo’s securities on Nasdaq;

•        limited liquidity and trading of Goldenbridge’s and PubCo’s securities;

•        geopolitical risk and changes in applicable laws or regulations;

•        the possibility that AgiiPlus, PubCo and/or Goldenbridge may be adversely affected by other economic, business, and/or competitive factors;

•        operational risk;

•        litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on AgiiPlus’ resources;

•        fluctuations in exchange rates between the foreign currencies in which AgiiPlus typically does business and the United States dollar; and

•        the risks that the consummation of the Business Combination is substantially delayed or does not occur.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of Goldenbridge, AgiiPlus and PubCo prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this proxy statement/prospectus and attributable to AgiiPlus, Goldenbridge, PubCo or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, PubCo, AgiiPlus and Goldenbridge undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE EXTRAORDINARY GENERAL MEETING

Q:     What is the purpose of this document?

A:     Goldenbridge is proposing to consummate the Business Combination. The Business Combination consists of the Reincorporation Merger and the Acquisition Merger, each of which are described in this proxy statement/prospectus. In addition, the Merger Agreement and the Plan of Merger is attached to this proxy statement/prospectus as Annex A, and is incorporated into this proxy statement/prospectus by reference. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Extraordinary General Meeting. You are encouraged to carefully read this proxy statement/prospectus, including “Risk Factors” and all the annexes hereto.

Approval of the Reincorporation Merger and the Acquisition Merger will each require the affirmative vote of the holders of a majority of the issued and outstanding GBRG Ordinary Shares present and entitled to vote at the Extraordinary General Meeting or any adjournment thereof; provided, however, that if holders of more than [*] GBRG Ordinary Shares exercise their redemption rights, then the Business Combination may not be completed.

Q:     What is being voted on at the Extraordinary General Meeting?

A:     Below are the Proposals that the Goldenbridge’s shareholders are being asked to vote on:

•        The Reincorporation Merger Proposal to approve the Reincorporation Merger and the Plan of Merger;

•        The Acquisition Merger Proposal to approve the Acquisition Merger;

•        The Incentive Plan Proposal to approve PubCo’s Incentive Plan;

•        The Pre-Merger Charter Amendment Proposal; and

•        The Adjournment Proposal to approve the adjournment of the Extraordinary General Meeting in the event Goldenbridge does not receive the requisite shareholder vote to approve the above Proposals.

Approval of each of the Proposals requires the affirmative vote of the holders of a majority of the issued and outstanding GBRG Ordinary Shares present and entitled to vote at the Extraordinary General Meeting or any adjournment thereof; provided, however, that if holders of more than [*] GBRG Ordinary Shares exercise their redemption rights then the Business Combination may not be completed. As of the record date, 1,787,500 shares held by the initial shareholders and the Sponsor, or approximately [*]% of the outstanding GBRG Ordinary Shares, would be voted in favor of each of the Proposals.

Q:     Are any of the proposals conditioned on one another?

A:     Yes. The Reincorporation Merger Proposal and the Acquisition Merger Proposal are subject to and conditioned upon the approval of the Pre-Merger Charter Amendment Proposal. Unless the Pre-Merger Charter Amendment Proposal is approved, the Reincorporation Merger Proposal and the Acquisition Merger Proposal will not be presented to the shareholders of Goldenbridge at the Extraordinary General Meeting. The Reincorporation Merger Proposal and the Acquisition Merger Proposal are dependent upon each other. It is important for you to note that in the event that none of the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the Pre-Merger Charter Amendment is approved, Goldenbridge will not consummate the Business Combination. If Goldenbridge does not consummate the Business Combination and fails to complete an initial business combination by June 4, 2022 (15 months after the consummation of the IPO), or up to December 4, 2021 (21 months after the consummation of the IPO if the time-period is extended, as described herein), Goldenbridge will be required to dissolve and liquidate. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other Proposals.

Q:     Do any of Goldenbridge’s directors, officers or the Sponsor have interests that may conflict with my interests with respect to the Business Combination?

A:     In considering the recommendation of the Goldenbridge Board of Directors to approve the Merger Agreement, Goldenbridge shareholders should be aware that certain Goldenbridge’s directors and officers and the Sponsor may have interests in the Business Combination that are different from your interests as a shareholder. These interests, which may create actual or potential conflicts of interest, are, to the extent material, described in the section titled “The Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination” beginning on page 106 of this proxy statement/prospectus.

In August 2019 and September 2020, Goldenbridge issued an aggregate of 1,437,500 Ordinary Shares to our initial shareholders including the Sponsor, which we refer to herein as “insider shares,” for an aggregate purchase price of $25,000. Simultaneously with the closing of the IPO, Goldenbridge consummated a private placement with the Sponsor of 350,000 units (the “Private Units”) at a price of $10.00 per Private Unit.

If Goldenbridge does not consummate the Business Combination by June 4, 2022 (15 months after the consummation of the IPO with one three-months extension exercised), or up to December 4, 2022 (21 months after the consummation of the IPO if the time-period is extended, as described herein), Goldenbridge will be required to dissolve and liquidate and the securities held by our initial shareholders, including the Sponsor, will be worthless because the initial shareholders have agreed to waive their rights to any liquidation distributions.

The exercise of Goldenbridge’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Goldenbridge shareholders’ best interests.

The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. The Sponsor and its affiliates can earn a positive rate of return on their investment, even if other Goldenbridge shareholders experience a negative rate of return in the combined company following the Business Combination.

Q:     When and where is the Extraordinary General Meeting?

A:     The Extraordinary General Meeting will take place on [•], 2022, at 10:00 a.m., Eastern Time. Due to the COVID-19 pandemic, Goldenbridge will be holding its Extraordinary General Meeting as a teleconference using the following dial-in information:

US Toll Free
International Toll
Participant Passcode

Q:     Who may vote at the Extraordinary General Meeting?

A:     Only holders of record of GBRG Ordinary Shares as of the close of business on [•], 2022 (the record date) may vote at the Extraordinary General Meeting. As of [•], 2022, there were 7,566,250 GBRG Ordinary Shares outstanding and entitled to vote. Please see the section titled “The Extraordinary General Meeting — Record Date; Who is Entitled to Vote” for further information.

Q:     What is the quorum requirement for the Extraordinary General Meeting?

A:     Shareholders representing a majority of the issued and outstanding Goldenbridge Ordinary Shares as of the record date and entitled to vote at the Extraordinary General Meeting must be present in person or represented by proxy in order to hold the Extraordinary General Meeting and conduct business. This is called a quorum. GBRG Ordinary Shares will be counted for purposes of determining if there is a quorum if the shareholder (i) is present and entitled to vote at the meeting, or (ii) has properly submitted a proxy card or voting instructions through a broker, bank or custodian. In the absence of a quorum, the Extraordinary General Meeting will be adjourned to the next business day at the same time and place or to such other time and place as the directors may determine.

Q:     What vote is required to approve the Proposals?

A:     Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding GBRG Ordinary Shares present and entitled to vote at the Extraordinary General Meeting or any adjournment thereof. Since each of the Proposals require the affirmative vote of a majority of the GBRG Ordinary Shares present and entitled to vote at the Extraordinary General Meeting or any adjournment thereof, attending the Extraordinary General Meeting either in person or by proxy and abstaining from voting will have the same effect as voting “AGAINST” the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of the Proposals.

Q:     How will the initial shareholders vote?

A:     Goldenbridge’s initial shareholders, who as of the record date, owned 1,787,500 GBRG Ordinary Shares, or approximately 23.62% of the issued and outstanding GBRG Ordinary Shares, have agreed to vote their respective shares acquired by them prior to the IPO in favor of the Reincorporation Merger Proposal, Acquisition Merger Proposal and other related proposals. The initial shareholders have also agreed that they will vote any shares they purchased in the open market in or after the IPO in favor of each of the Proposals.

Q:     What do I need to do now?

A:     We urge you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and consider how the Business Combination will affect you as a Goldenbridge shareholder. You should vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:     Do I need to attend the Extraordinary General Meeting to vote my shares?

A:     No. You are invited to attend the Extraordinary General Meeting to vote on the Proposals described in this proxy statement/prospectus. However, you do not need to attend the Extraordinary General Meeting to vote your GBRG Ordinary Shares. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card in the pre-addressed postage paid envelope. Your vote is important. Goldenbridge encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q:     Am I required to vote against the Reincorporation Merger and the Acquisition Merger Proposal in order to have my GBRG Ordinary Share redeemed?

A:     No. You are not required to vote against the Reincorporation Merger Proposal and the Acquisition Merger Proposal in order to have the right to demand that Goldenbridge redeem your GBRG Ordinary Shares for cash equal to your pro rata share of the aggregate amount then on deposit in the trust account (including interest earned on your pro rata portion of the trust account, net of taxes payable) before payment of deferred underwriting commissions. These redemption rights in respect of the GBRG Ordinary Shares are sometimes referred to herein as “redemption rights.” If the Business Combination is not completed, holders of GBRG Ordinary Shares electing to exercise their redemption rights will not be entitled to receive such payments and their GBRG Ordinary Shares will be returned to them.

Q:     How do I exercise my redemption rights?

A:     If you are a public shareholder and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern time on [•] (two business days before the Extraordinary General Meeting), that Goldenbridge redeem your shares for cash, and (ii) submit your request in writing to Goldenbridge’s transfer agent, at the address listed at the end of this section and deliver your shares to Goldenbridge’s transfer agent (physically, or electronically using the DWAC (Deposit/Withdrawal At Custodian) system) at least two business days prior to the vote at the Extraordinary General Meeting.

Any corrected or changed written demand of redemption rights must be received by Goldenbridge’s transfer agent two business days prior to the Extraordinary General Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two business days prior to the vote at the Extraordinary General Meeting.

Public shareholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of GBRG Ordinary Shares as of the record date. Any public shareholder who holds GBRG Ordinary Share on or before [•] (two (2) business days before the Extraordinary General Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the trust account, less any taxes then due but not yet paid, at the consummation of the Business Combination. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company, LLC

1 State Street, 30th Floor New York, NY 10004

Attn: [•]

E-mail: [•]

Telephone: [•]

Q:     How can I vote?

A:     If you were a holder of record of GBRG Ordinary Shares on [•], the record date for the Extraordinary General Meeting, you may vote with respect to the Proposals in person at the Extraordinary General Meeting, or by submitting a proxy by mail so that it is received prior to 10:00 a.m. Eastern Time on [•], in accordance with the instructions provided to you under the section titled “The Extraordinary General Meeting.” If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, your broker or bank or other nominee may provide voting instructions (including any telephone or Internet voting instructions). You should contact your broker, bank or nominee in advance to ensure that votes related to the shares you beneficially own will be properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Extraordinary General Meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q:     If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:     No. Under Nasdaq rules, your broker, bank or nominee cannot vote your GBRG Ordinary Shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Goldenbridge believes the Proposals are non-discretionary and, therefore, your broker, bank or nominee cannot vote your GBRG Ordinary Shares without your instruction. Broker non-votes will not be considered present for the purposes of establishing a quorum and will have no effect on the Proposals. If you do not provide instructions with your proxy, your bank, broker or other nominee may submit a proxy card expressly indicating that it is NOT voting your GBRG Ordinary Shares; this indication that a bank, broker or nominee is not voting your GBRG Ordinary Shares is referred to as a “broker non-vote.” Your bank, broker or other nominee can vote your GBRG Ordinary Shares only if you provide instructions on how to vote. You should instruct your broker to vote your GBRG Ordinary Shares in accordance with directions you provide.

Q:     What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

A:     Goldenbridge will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Extraordinary General Meeting of Goldenbridge shareholders. For purposes of approval, an abstention on any Proposals will have the same effect as a vote “AGAINST” such Proposal.

Q:     What happens if I sell my GBRG Ordinary Shares before the Extraordinary General Meeting?

A:     The record date for the Extraordinary General Meeting is earlier than the date that the Business Combination is expected to be consummated. If you transfer your GBRG Ordinary Shares after the record date, but before the Extraordinary General Meeting, unless the transferee obtains from you a proxy to vote those shares, you would retain your right to vote at the Extraordinary General Meeting. However, you would not be entitled to receive any PubCo Ordinary Shares following the consummation of the Business Combination because only Goldenbridge’s shareholders at the time of the consummation of the Business Combination will be entitled to receive PubCo Ordinary Shares in connection with the Business Combination.

Q:     Will I experience dilution as a result of the Business Combination?

A:      Prior to the Business Combination, the Goldenbridge’s public shareholders who hold shares issued in the IPO own approximately 76.00% of Goldenbridge’s issued and outstanding ordinary shares. After giving effect to the Business Combination and to (i) the issuance of the 52,000,000 PubCo Ordinary Shares in the Acquisition Merger, including 38,301,111 PubCo Class A Ordinary Shares and 13,698,889 PubCo Class B Ordinary Shares issued to the current AgiiPlus shareholders, and 4,864,928 PubCo Class A Ordinary Shares reserved and authorized for issuance under the Incentive Plan upon closing; (ii) the issuance of up to 7,566,250 PubCo Class A Ordinary Shares to the Goldenbridge shareholders in connection with the Reincorporation Merger (assuming there are no Goldenbridge shareholders who exercise their redemption rights and an aggregate of 610,000 shares are issued upon conversion of the GBRG Rights, including private rights); (iii) assuming no exercise of the PubCo Warrants; (iv) an aggregate of 721,250 PubCo Class A Ordinary Shares issued to Maxim, including the issuance of 510,000 shares as financial advisor fee, and 201,250 shares as the deferred underwriting fee; (v) an aggregate of 1,500,000 PubCo Class A Ordinary Shares are issued to certain investors in the $15,000,000 equity financing, Goldenbridge’s current public shareholders will own approximately [*]% of the issued share capital of PubCo; and (vi) 57,500 PubCo Class A Ordinary Shares are issued upon conversion of the promissory note issued to AgiiPlus on February 22, 2022.

Q:     Are AgiiPlus’ shareholders required to approve the Acquisition Merger?

A:     Yes. The approval by the AgiiPlus’ shareholders of the Acquisition Merger, Merger Agreement and the plan of acquisition merger is required to consummate the Business Combination. Concurrently with the execution of the Merger Agreement, certain of AgiiPlus’ officers, directors, founders and holders of more than 5% of its voting stock who collectively own approximately 100% of the outstanding AgiiPlus Ordinary Shares entered into support agreements, pursuant to which each such holder agreed to vote in favor of the Business Combination, subject to the terms of such shareholder support agreements. AgiiPlus’ shareholders are not required to approve the Reincorporation Merger Proposal or the other Proposals.

Q:     Is the consummation of the Business Combination subject to any conditions?

A:     Yes. The obligations of each of Goldenbridge, AgiiPlus, Merger Sub and PubCo to consummate the Business Combination are subject to conditions, as more fully described in the section titled “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement” in this proxy statement/prospectus.

Q:     Can I change my vote after I have mailed my proxy card?

A:     Yes. You may change your vote at any time before your proxy is voted at the Extraordinary General Meeting. You may revoke your proxy by executing and returning a proxy card dated later than the previous one, or by attending the Extraordinary General Meeting in person and casting your vote by hand or by ballot (as applicable) or by submitting a written revocation stating that you would like to revoke your proxy that our proxy solicitor receives prior to the Extraordinary General Meeting. If you hold your GBRG Ordinary Shares through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to:

[•]
[•]
[•]
Individuals call toll-free [•]
Banks and brokers call [•]
Email: [•]

Q:     Should I send in my share certificates now?

A:     Yes. Goldenbridge’s shareholders who intend to have their shares redeemed should send their certificates or tender their shares electronically no later than two business days before the Extraordinary General Meeting. Please see the section titled “The Extraordinary General Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your ordinary shares for cash.

Q:     When is the Business Combination expected to occur?

A:     Assuming the requisite shareholder approvals are received, Goldenbridge expects that the Business Combination will occur as soon as practicable following the Extraordinary General Meeting, but only after the registration of the plans of merger by the Registrar of Companies of the Cayman Islands with respect to the Reincorporation Merger and the Acquisition Merger. However, if Goldenbridge anticipates that it may not be able to consummate its initial business combination on or before June 4, 2022 (within 15 months from the closing of the IPO), Goldenbridge may, but is not obligated to, extend the period of time to consummate a business combination, for another two times by an additional three months each time through December 4, 2022 (for a total of up to 21 months to complete a business combination). Pursuant to the terms of Goldenbridge’s amended and restated memorandum and articles of association and the trust agreement entered into between Goldenbridge and the transfer agent, in order to extend the time available for Goldenbridge to consummate its initial business combination, Goldenbridge’s insiders or its affiliates or designees, upon five days’ advance notice prior to the applicable deadline, must deposit into the trust account $575,000 on or prior to the date of the applicable deadline.

Q:     Who will manage PubCo?

A:     Dr. Jing Hu, who currently serves as Chief Executive Officer of AgiiPlus, and Ms. Jing Dai (Sophia), who currently serves as Chief Financial Officer of AgiiPlus, will serve in those respective roles at PubCo following the consummation of the Business Combination. For more information on PubCo’s current and anticipated management, see the section titled “PubCo’s Directors and Executive Officers after the Business Combination” in this proxy statement/prospectus.

Q:     What happens if the Business Combination is not consummated?

A:     If the Business Combination is not consummated, Goldenbridge may seek another suitable business combination. If Goldenbridge does not consummate a business combination by the date that is 15 months from the closing of the IPO (or extended up to 21 months, as previously described), then pursuant to Regulation 25 of its amended and restated memorandum and articles of association, Goldenbridge’s officers must take all actions necessary in accordance with British Virgin Islands laws to dissolve and liquidate Goldenbridge as soon as reasonably practicable. Following dissolution, Goldenbridge will no longer exist as a company. In any liquidation, the funds held in the trust account, plus any interest earned thereon (net of taxes payable), together with any remaining out-of-trust net assets will be distributed pro-rata to holders of GBRG Ordinary Shares who acquired such shares in Goldenbridge’s IPO or in the aftermarket. The estimated consideration that each GBRG Ordinary Share would be paid at liquidation would be approximately $10.00 per share for shareholders based on amounts on deposit in the trust account as of [•]. The closing price of GBRG Ordinary Shares on Nasdaq as of [•] was $[•]. The Sponsor and other initial shareholders and Maxim waived the right to any liquidation distribution with respect to any GBRG Ordinary Shares held by them.

Q:     What happens to the funds deposited in the trust account following the Business Combination?

A:     Following the closing of the Business Combination, holders of GBRG Ordinary Shares exercising redemption rights will receive their per share redemption price out of the funds in the trust account. The balance of the funds will be released to PubCo and utilized to fund working capital needs of PubCo. As of [•], there was approximately $[•] in Goldenbridge’s trust account. Goldenbridge estimates that approximately $10.00 per outstanding share issued in Goldenbridge’s IPO will be paid to the public investors exercising their redemption rights. Any funds remaining in the trust account after such uses will be used for future working capital and other corporate purposes of the combined entity.

Q:     What happens if a substantial number of the public shareholders vote in favor of Business Combination and exercise their redemption rights?

A:     Goldenbridge public shareholders are not required to vote “FOR” the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public shareholders are reduced as a result of redemptions by public shareholders.

If a public shareholder exercises its redemption rights, such exercise will not result in the loss of any warrants that it may hold. Assuming that 100% or 5,750,000 Goldenbridge ordinary shares held by Goldenbridge public shareholders were redeemed, the 5,750,000 retained outstanding public warrants would have had an aggregate value of approximately $1.27 million on December 31, 2021. If a substantial number of, but not all, Goldenbridge public shareholders exercise their redemption rights, any non-redeeming shareholders would experience dilution to the extent such warrants are exercised and additional PubCo Class A Ordinary Shares are issued.

In no event will Goldenbridge redeem its public shares in an amount that would cause its (or PubCo’s after giving effect to the transactions contemplated by the Merger Agreement) net tangible assets to be less than $5,000,001, as provided in the Goldenbridge amended and restated memorandum and articles of association and as required as a closing condition to each party’s obligation to consummate the Business Combination under the terms of the Merger Agreement.

Additionally, as a result of redemptions, the trading market for the PubCo ordinary shares may be less liquid than the market for the Goldenbridge ordinary shares was prior to consummation of the Business Combination and we may not be able to meet the listing standards for Nasdaq or another national securities exchange.

The table below shows the potential impact of redemptions on the pro forma book value per share of the PubCo Ordinary Shares that will be outstanding immediately after the closing of the Business Combination in the following scenarios: (i) no redemptions of GBRG Ordinary Shares, (ii) redemptions of 50% of GBRG Ordinary Shares, (iii) maximum redemptions of GBRG Ordinary Shares, which assumes the exercise of redemption rights by holders of GBRG Ordinary Shares in respect of 5,750,000 GBRG Ordinary Shares. The values reflected below represent the book value of the PubCo Ordinary Shares immediately after the closing of the Business Combination and are not indicative of the price at which such shares will trade on Nasdaq or any other national exchange and do not include the PubCo Ordinary Shares issuable upon exercise of the PubCo Warrants.

	Assuming No Redemptions		Assuming 50% Redemptions		Assuming Maximum Redemptions
	Shares(1)	Equity %	Shares(2)	Equity %	Shares(3)	Equity %
Goldenbridge shareholders	6,325,000	10%	3,450,000	6%	575,000	1%
Sponsor	1,822,500	3%	1,822,500	3%	1,822,500	3%
PIPE Investors	1,500,000	2%	1,500,000	3%	1,500,000	3%
AgiiPlus shareholders	52,000,000	83%	52,000,000	87%	52,000,000	92%
Underwriter(1)	750,000	2%	750,000	1%	750,000	1%
Total Pro Forma PubCo Ordinary Shares Outstanding	62,397,500	100%	59,522,500	100%	56,647,500	100%
Total Pro Forma Equity Value Post-Redemptions(2)	$623,975,000		$595,225,000		$566,475,000
Total Pro Forma Book Value Post-Redemptions(3)	$8,909,000		$(19,841,000)		$(48,591,000)
Per Share Value(2)	$10.00		$10.00		$10.00
Pro Forma Book Value Post-Redemptions Per Pubco Ordinary Share Outstanding	$0.14		$(0.33)		$(0.86)
Basic and diluted net (loss) income per share	$(0.36)		$(0.38)		$(0.40)

____________

(1)      Including 520,000 PubCo Class A shares issued in business combination to Maxim as financial advisory fee and 201,250 PubCo Class A Shares issued in business combination to Maxim as underwriting fee.

(2)      Pro forma equity value shown at $10.00 per share in the different scenarios.

(3)      See “Unaudited Pro Forma Condensed Combined Financial Information” for pro forma book value in the different scenarios.

The following table discloses the impact of each significant source of dilution.

	Assuming No Redemptions		Assuming 50% Redemptions		Assuming Maximum Redemptions
	Shares(1)	Equity %	Shares(2)	Equity %	Shares(3)	Equity %
Potential sources of Dilution:
Goldenbridge UPO held by underwriter(4)	431,250	0.7%	431,250	0.7%	431,250	0.8%
Goldenbridge public warrants(5)	2,875,000	4.6%	2,875,000	4.8%	2,875,000	5.1%
Goldenbridge private warrants(5)	175,000	0.3%	175,000	0.3%	175,000	0.3%
AgiiPlus Incentive Plan(6)	4,864,928	7.8%	4,864,928	8.2%	4,864,928	8.6%
AgiiPlus Promissory Note(7)	57,500	0.1%	57,500	0.1%	57,500	0.1%

____________

(4)      Including UPO (ordinary shares and warrants) held by Maxim at the exercise price of $11.5.

(5)      Including the public and private warrants, to purchase one-half of one ordinary share at a price of $11.5.

(6)      Including 4,864,928 PubCo Class A Ordinary Shares reserved and authorized for issuance under the Incentive Plan upon closing.

(7)      Including 57,500 PubCo Class A Ordinary Shares are issued upon conversion of the promissory note issued to AgiiPlus on February 22, 2022.

The following table illustrates the financial advisory fee under each redemption level. Financial advisory services fee is based on 1% of the equity value of the target company. The equity value of AgiiPlus is $520 million, so the shares issued to Maxim is 520,000 shares with $10 per share.

	Assuming No Redemptions	Equity %	Assuming 50% Redemptions	Equity %	Assuming Maximum Redemptions	Equity %
Equity value of AgiiPlus	520,000,000		520,000,000		520,000,000
As % of the equity value of AgiiPlus	1%		1%		1%
Financial advisory fee	5,200,000		5,200,000		5,200,000
Shares to be issues at $10 per share	520,000	0.8%	520,000	0.9%	520,000	0.9%

Q:         What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     In the event that a U.S. Holder elects to redeem its GBRG Ordinary Shares for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the GBRG Ordinary Shares under Section 302 of the Internal Revenue Code (the “Code”) or is treated as a distribution under Section 301 of the Code and whether GBRG would be characterized as a passive foreign investment company (“PFIC”). If the redemption qualifies as a sale or exchange of the GBRG Ordinary Shares, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the GBRG Ordinary Shares surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the GBRG Ordinary Shares redeemed exceeds one year.

Subject to the PFIC rules, long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. However, it is unclear whether the redemption rights with respect to the GBRG Ordinary Shares may prevent a U.S. Holder from satisfying the applicable holding period requirement. The deductibility of capital losses is subject to limitations. See the section titled “Material U.S. Federal Income Tax Consequences — Certain U.S. Federal Income Tax Consequences of Exercising Redemption Rights” and “Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company Status” for a more detailed discussion of the U.S. federal income tax consequences of a U.S. Holder electing to redeem its GBRG Ordinary Shares for cash, including with respect to GBRG’s potential PFIC status and certain tax implications thereof.

Q:     Will holders of GBRG Ordinary Shares, GBRG Rights or GBRG Warrants be subject to U.S. federal income tax on the PubCo Ordinary Shares or PubCo Warrants received in the Business Combination?

A:     Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences,” including application of the PFIC rules, the Reincorporation Merger should qualify as a “reorganization” within the meaning of Section 368 of the Code, and, as a result, a U.S. Holder (as defined below) should not recognize gain or loss on the exchange of GBRG Ordinary Shares, GBRG Rights, or GBRG Warrants for PubCo Ordinary Shares or PubCo Warrants, as applicable, pursuant to the Reincorporation Merger. The discussion, “— U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders,” constitutes the opinion of Loeb, counsel to Goldenbridge, as to the material U.S. federal income tax consequences of the Reincorporation Merger to the U.S. Holders of Goldenbridge securities, subject to the limitations, exceptions, beliefs, assumptions, and qualifications described in such opinion and otherwise therein.

The rules under Section 367(a) and Section 368 of the Code, however, are complex and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations. If the Reincorporation Merger does not qualify as a reorganization, then a U.S. Holder that exchanges its GBRG Ordinary Shares, GBRG Rights, or GBRG Warrants for the consideration under the Business Combination will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo Ordinary Shares and PubCo Warrants received and (ii) the U.S. Holder’s adjusted tax basis in the GBRG Ordinary Shares, GBRG Rights, and GBRG Warrants exchanged. For a more detailed discussion of certain U.S. federal income tax consequences of the Reincorporation Merger and the Business Combination, see the section titled “Material U.S. Federal Income Tax Consequences” in this proxy statement/prospectus. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Business Combination.

Q:     Who can help answer my questions?

A:     If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact Goldenbridge’s proxy solicitor at:

[•]
[•]
[•]
Individuals call toll-free [•]
Banks and brokers call [•]
Email: [•]

You may also obtain additional information about Goldenbridge from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

DELIVERY OF DOCUMENTS TO GOLDENBRIDGE’S SHAREHOLDERS

Pursuant to the rules of the SEC, Goldenbridge and vendors that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of this proxy statement/prospectus, unless Goldenbridge has received contrary instructions from one or more of such shareholders. Upon written or oral request, Goldenbridge will deliver a separate copy of this proxy statement/prospectus to any shareholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of the proxy statement may likewise request that Goldenbridge deliver single copies of this proxy statement/prospectus in the future. Shareholders may notify Goldenbridge of their requests by contacting [•] as follows:

[•]
[•]
[•]
Individuals call toll-free [•]
Banks and brokers call [•]
Email: [•]

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus but may not contain all of the information that may be important to you. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, including the Merger Agreement and the Plan of Merger attached as Annex A, the PubCo’s Memorandum and Articles of Association attached as Annex B, the Incentive Plan attached as Annex C the Escrow Agreement attached as Annex D and the Pre-Merger Charter Amendment attached as Annex E. Please read these documents carefully as they are the legal documents that govern the Business Combination and your rights in the Business Combination.

Unless otherwise specified, all share calculations assume no exercise of the redemption rights by Goldenbridge’s shareholders.

The Parties to the Business Combination

Goldenbridge Acquisition Limited

Goldenbridge was incorporated as a blank check company on August 12, 2019, under the laws of the British Virgin Islands, for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities, which we refer to as a “target business.” Goldenbridge’s efforts to identify prospective target businesses were not limited to any particular industry or geographic location.

On March 4, 2021, Goldenbridge consummated the IPO of 5,000,000 units, at $10.00 per unit, generating gross proceeds of $50,000,000. Goldenbridge granted the underwriters a 45-day option to purchase up to 750,000 additional GBRG Units to cover over-allotments at IPO price, less the underwriting discounts and commissions. Simultaneously with the closing of the IPO, Goldenbridge consummated the sale of 350,000 units (the “Private Units”) at a price of $10.00 per unit in a private placement to the Sponsor, generating gross proceeds of $3,500,000. In addition, Goldenbridge granted 28,750 GBRG Ordinary Shares to Maxim at the closing of the IPO and sold to Maxim (and its designees), for $100, an option to purchase 250,000 GBRG Units (or 287,500 GBRG Units if the underwriters’ over-allotment option is exercised in full) exercisable at $11.50 per unit (or an aggregate exercise price of $2,875,000, or $3,306,250 if the over-allotment option is exercised in full) commencing upon the consummation of a Business Combination.

On March 11, 2021, in connection with the underwriters’ election to fully exercise their over-allotment option, Goldenbridge consummated the sale of an additional 750,000 GBRG Units at a price of $10.00 per unit, generating total gross proceeds of $7,500,000. Following the closing, an additional $7,500,000 of net proceeds ($10.00 per unit) were placed in the trust account.

After deducting the underwriting discounts, offering expenses, and commissions from the IPO and the sale of the Private Units, a total of $57,500,000 was deposited into a trust account established for the benefit of Goldenbridge’s public shareholders, and the remaining proceeds became available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.

The Private Units are identical to the units sold in the IPO except that the warrants included in the Private Units are non-redeemable and may be exercised on a cashless basis, in each case so long as they continue to be held by the Sponsor or their permitted transferees. Additionally, because the Private Units were issued in a private transaction, the Sponsor and their permitted transferees are allowed to exercise the warrants included in the Private Units for cash even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective and receive unregistered ordinary shares. The Sponsor agreed not to transfer, assign or sell any of the Private Units or underlying securities (except in limited circumstances), until the completion of the Goldenbridge’s initial business combination. The Sponsor were granted certain demand and piggyback registration rights in connection with the purchase of the Private Units.

In accordance with Goldenbridge’s amended and restated memorandum and articles of association, the amounts held in the trust account may only be used by Goldenbridge upon the consummation of a business combination, except that there can be released to Goldenbridge, from time to time, any interest earned on the funds in the trust account that it may need to pay its tax obligations. The remaining interest earned on the funds in the trust account will not be released until the earlier of the completion of a business combination and Goldenbridge’s liquidation. Goldenbridge must liquidate unless a business combination is consummated by the date that is 15 months from the closing of the IPO. However, if Goldenbridge anticipates that it may not be able to consummate an initial business combination within 15 months from the closing of the IPO, Goldenbridge may, but is not obligated to, extend the period of time to consummate a business combination, for another two times, by an additional three months each time (for a total of up to 21 months to complete a business combination). Pursuant to the terms of Goldenbridge’s amended and restated memorandum and articles of association and the trust agreement entered into between Goldenbridge and the transfer agent, in order to extend the time available for Goldenbridge to consummate the initial business combination, Goldenbridge’s insiders or their affiliates or designees, upon five days’ advance notice prior to the applicable deadline, must deposit into the trust account $500,000 (or $575,000 if the underwriters’ over-allotment option was exercised in full) on or prior to the date of the applicable deadline.

As of [•], 2022, we had approximately $[•] of unused net proceeds that were not deposited into the trust account to pay future general and administrative expenses. The net proceeds deposited into the trust account remain on deposit in the trust account earning interest. As of [•], 2022, there was $[•] held in the trust account (including $[•] of accrued interest which we can withdraw to pay taxes).

Goldenbridge’s units, shares, warrants and rights are each quoted on Nasdaq, under the symbols “GBRGU,” “GBRG,” “GBRGW” and “GBRGR,” respectively. Each GBRG Unit consists of one ordinary share, one warrant entitling its holder to purchase one-half of one ordinary share at a price of $11.50 per whole share, and one right to receive one-tenth (1/10) of one ordinary share upon the consummation of the Business Combination. Goldenbridge’s units commenced trading on Nasdaq on March 2, 2021. Goldenbridge’s ordinary shares, public rights and public warrants commenced trading on Nasdaq on April 16, 2021.

AgiiPlus Inc.

Through its subsidiaries, the VIE, and the VIE’s subsidiaries, AgiiPlus is one of the fast-growing work solution providers with one-stop solution capability in China and Singapore, according to the Frost & Sullivan Report. By leveraging their proprietary technologies, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries offer transformative integrated working solutions to its customers, including a digital office marketplace to match companies with landlords, customizable workspace renovations with smart building solutions, and high-quality flexible workspaces with plug-in software and on-demand services.

As of September 30, 2021, through its subsidiaries, the VIE, and the VIE’s subsidiaries, AgiiPlus had established a network of 57 flexible workspaces, with 56 locations across five cities in China and one location in Singapore under its Distrii business division, with total managed area of about 238,478 square meters (approximately 2.6 million square feet) and approximately 38,633 workstations. According to Frost & Sullivan, Distrii workspaces operated by AgiiPlus’ subsidiaries ranked 3rd in terms of rental revenue and total area of flexible workspaces in tier-one cities in China in 2020.

AgiiPlus has created an integrated platform connecting offline and online services through technology. MaxOffice, an online office marketplace and SaaS-based enterprise service platform through and operated by Shanghai Zhiban Internet of Things Technology Co., Ltd., or Shanghai Zhiban, a subsidiary of the VIE, and Distrii app, the official app for its workspace members operated by AgiiPlus’ subsidiaries, have created a seamless experience for them beyond physical spaces with easy access to AgiiPlus’ enterprise services. As of September 30, 2021, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries had 30,550 enterprise customers and 160,988 registered online members.

In February 2021, AgiiPlus was incorporated under the laws of the Cayman Islands. AgiiPlus’ principal executive offices are located at 5th Floor, Distrii Center, Silver Court, No. 218 Xizang South Road, Huangpu District, Shanghai, People’s Republic of China. AgiiPlus’ telephone number at this address is +86-(21)2250-2249. AgiiPlus’ registered office in the Cayman Islands is located at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. After the consummation of the Business Combination, AgiiPlus will become a wholly owned subsidiary of PubCo.

The information contained on, or accessible through, AgiiPlus’ website is not incorporated by reference into this proxy statement, and you should not consider any information contained on, or that can be accessed through, AgiiPlus’ website as part of this proxy statement or in deciding how to vote your shares. For more information on AgiiPlus, please see the sections entitled “Business of AgiiPlus” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AgiiPlus.”

AgiiPlus Global Inc.

AgiiPlus Global Inc. or PubCo was incorporated on August 6, 2021 under the laws of Cayman Islands for the purpose of effecting the Business Combination and to serve as the publicly traded parent company of AgiiPlus following the Business Combination.

AgiiPlus Corporation Inc.

AgiiPlus Corporation Inc. or Merger Sub was incorporated on August 25, 2021 under the laws of the Cayman Islands, as a wholly-owned subsidiary of PubCo for the purpose of effecting the Business Combination and to serve as the vehicle for, and be subsumed by, AgiiPlus pursuant to the Acquisition Merger.

The Business Combination and the Merger Agreement

The Merger Agreement was entered into by and among Goldenbridge, PubCo, Merger Sub, AgiiPlus and certain other parties on September 30, 2021. Pursuant to the terms of the Merger Agreement, the Business Combination will be completed through a two-step process consisting of the Reincorporation Merger and the Acquisition Merger.

The Reincorporation Merger

Immediately prior to the Acquisition Merger, Goldenbridge will reincorporate in the Cayman Islands by merging with and into PubCo, a Cayman Islands exempted company and wholly owned subsidiary of Goldenbridge. The separate corporate existence of Goldenbridge will cease and PubCo will continue as the surviving corporation. In connection with the Reincorporation Merger, all outstanding GBRG Ordinary Shares, GBRG Rights and GBRG Warrants will cease separate existence and trading. Upon the consummation of the Business Combination, the current equity holdings of the Goldenbridge shareholders shall be exchanged as follows:

(i)     Each GBRG Ordinary Share, issued and outstanding immediately prior to the effective time of the Reincorporation Merger (other than any redeemed shares), will automatically be cancelled and cease to exist and for each GBRG Ordinary Share, PubCo shall issue to each Goldenbridge shareholder (other than Goldenbridge shareholders who exercise their redemption rights in connection with the Business Combination) one validly issued PubCo Class A Ordinary Share, which, unless explicitly stated herein, shall be fully paid;

(ii)    Each GBRG Warrant issued and outstanding immediately prior to the effective time of the Reincorporation Merger will convert into a PubCo Warrant to purchase one-half of one PubCo Class A Ordinary Share (or equivalent portion thereof). The PubCo Warrants will have substantially the same terms and conditions as set forth in the GBRG Warrants; and

(iii)   The holders of GBRG Rights issued and outstanding immediately prior to the effective time of the Reincorporation Merger will receive one-tenth (1/10) of one PubCo Class A Ordinary Share in exchange for the cancellation of each GBRG Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded to the nearest whole share.

Upon the closing of the Reincorporation Merger, PubCo Ordinary Shares will be reclassified into PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares, where each PubCo Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at all general meetings of the post-Business Combination company and each PubCo Class B Ordinary Share shall be entitled to fifteen (15) votes on all matters subject to vote at all general meetings of the post-Business Combination company.

The Acquisition Merger

Upon the closing of the transactions contemplated by the Merger Agreement, Merger Sub, a Cayman Islands exempted company and wholly owned subsidiary of PubCo, will be merged with and into AgiiPlus, resulting in AgiiPlus being a wholly owned subsidiary of PubCo.

The aggregate consideration for the Acquisition Merger is $520,000,000, payable in the form of 52,000,000 newly issued PubCo Ordinary Shares valued at $10.00 per share to AgiiPlus and its shareholders. At the closing of the Acquisition Merger, the issued and outstanding shares in AgiiPlus held by the former AgiiPlus shareholders will be cancelled and ceased to exist, in exchange for the issue of an aggregate of 38,301,111 PubCo Class A Ordinary Shares and 13,698,889 PubCo Class B Ordinary Shares, among which 1,000,000 PubCo Ordinary Shares are to be issued and held in escrow to satisfy any indemnification obligations incurred under the Merger Agreement. 4,864,928 PubCo Class A Ordinary Shares will be reserved and authorized for issuance under the Incentive Plan upon closing. At the closing of the Acquisition Merger, the one fully paid share in Merger Sub held by PubCo will become one fully paid share in the surviving corporation, so that AgiiPlus will become a wholly owned subsidiary of PubCo.

For more information about the Business Combination, please see the sections titled “Proposal No. 1 — The Reincorporation Merger Proposal” and “Proposal No. 2 — The Acquisition Merger Proposal.” A copy of the Merger Agreement and the Plan of Merger is attached to this proxy statement/prospectus as Annex A.

Post-Business Combination Structure and Impact on the Public Float

The following chart illustrates the ownership structure of PubCo immediately following the Business Combination. The equity interests shown in the diagram below were calculated based on the assumptions that (i) no Goldenbridge shareholder exercises its redemption, (ii) none of the parties in the chart below purchase GBRG Ordinary Shares in the open market, and (iii) there are no other issuances of equity by Goldenbridge prior to or in connection with the consummation of the Business Combination. Notwithstanding the foregoing, the ownership percentages set forth below take into account the 4,864,928 PubCo Class A Ordinary Shares reserved and authorized for issuance under the Incentive Plan and do not take into account the exercise of any PubCo Warrants.

The ownership percentages with respect to the post-Business Combination company set forth above do not take into account [•] PubCo Warrants and include the conversion of the GBRG Rights into 610,000 PubCo Class A Ordinary Shares. If the actual facts are different than these assumptions, the percentage ownership retained by our public shareholders following the business combination will be different. The public warrants and private placement warrants will become exercisable upon the completion of the Business Combination and will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation.

Management and Board of Directors Following the Business Combination

Effective as of the closing of the Business Combination, the board of directors of PubCo will consist of five members. Four members of the PubCo board of directors will be designated by AgiiPlus’ shareholders and a majority of the directors will be considered “independent” under Nasdaq’s listing standards. See section titled “PubCo’s Directors and Executive Officers after the Business Combination” for additional information.

Other Documents Relating to the Business Combination

Shareholder Support Agreement

Concurrently with the execution of the Merger Agreement, certain of AgiiPlus’ officers, directors, founders and holders of more than 5% of its voting stock who collectively own approximately 100% of AgiiPlus’ voting stock entered into support agreements, pursuant to which each such holder agreed to vote in favor of the Business Combination, subject to the terms of such shareholder support agreements.

Escrow Agreement

In connection with the transactions, PubCo, the Shareholders’ Representative of AgiiPlus and an escrow agent will enter into an Escrow Agreement pursuant to which PubCo will issue 1,000,000 of its PubCo Ordinary Shares to be held in escrow to secure the indemnification obligations as contemplated by the Merger Agreement. The form of Escrow Agreement that was attached as an exhibit to the Merger Agreement is attached to this proxy statement as Annex D.

Lock-up Agreements

In connection with the transactions, PubCo will enter into a Lock-Up Agreement with each AgiiPlus shareholder and Goldenbridge initial shareholders, as the case may be, with respect to certain lock-up arrangements, which will provide that such AgiiPlus shareholders and Goldenbridge initial shareholders, as the case may be, will not, within a certain period of time from the closing of the Business Combination, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the shares issued in connection with the Acquisition Merger, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise.

Insider Share Purchase Agreement

In connection with the transactions, AgiiPlus and the initial shareholders of Goldenbridge will enter into an Insider Share Purchase Agreement whereby AgiiPlus will agree to buy an aggregate of 400,000 Goldenbridge ordinary shares held by the initial shareholders at a price of $10.00 per share for an aggregate purchase price of $4,000,000.

Registration Rights Agreements

In connection with the transactions, PubCo and certain shareholders of AgiiPlus will enter into a Registration Rights Agreement to provide for the registration of the Purchaser Class A Ordinary Shares received by them in the Acquisition Merger and the Reincorporation Merger. Each of the AgiiPlus shareholders will be entitled to (i) make a written demand for registration under the Securities Act of all or part of their shares, and (ii)“piggy-back” registration rights with respect to registration statements filed following the consummation of the Business Combination. PubCo will bear the expenses incurred in connection with the filing of any such registration statements.

In connection with the transactions, PubCo and certain initial shareholders of Goldenbridge will enter into a Registration Rights Agreement to provide for the registration of the securities registrable pursuant to a Registration Rights Agreement, dated as of March 1, 2021, by and among Goldenbridge and the initial shareholders of Goldenbridge. Each of the initial shareholders of Goldenbridge will be entitled to (i) make written demands for registration under the Securities Act of all or part of their shares, and (ii)“piggy-back” registration rights with respect to registration statements filed following the consummation of the Business Combination. PubCo will bear the expenses incurred in connection with the filing of any such registration statements.

Redemption Rights

Pursuant to Goldenbridge’s amended and restated memorandum and articles of association, Goldenbridge’s public shareholders may demand to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the trust account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (ii) the total number of then-outstanding public shares. As of [•], this would have amounted to approximately $[•] per share.

You will be entitled to receive cash for any public shares to be redeemed only if you:

(i)     (x) hold public GBRG Ordinary Shares or (y) hold public GBRG Ordinary Shares through GBRG Units and you elect to separate your GBRG Units into the underlying public GBRG Ordinary Shares, public GBRG Rights and public GBRG Warrants prior to exercising your redemption rights with respect to the public GBRG Ordinary Shares; and

(ii)    prior to 5:00 p.m., Eastern Time, on [•], which is two business days before Extraordinary General Meeting, (a) submit a written request to the transfer agent that Goldenbridge redeem your public shares for cash; and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

Holders of outstanding GBRG Units must separate the underlying GBRG Ordinary Shares, GBRG Warrants and GBRG Rights prior to exercising redemption rights with respect to the GBRG Ordinary Shares. If GBRG Units are registered in a holder’s own name, the holder must deliver the certificate for its GBRG Units to the transfer agent with written instructions to separate the GBRG Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the GBRG Ordinary Shares from the GBRG Units.

If a broker, dealer, commercial bank, trust company or other nominee holds GBRG Units for an individual or entity (such individual or entity, the “beneficial owner”), the beneficial owner must instruct such nominee to separate the beneficial owner’s GBRG Units into their individual component parts. The beneficial owner’s nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of GBRG Units to be separated and the nominee holding such GBRG Units. The beneficial owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant GBRG Units and a deposit of an equal number of GBRG Ordinary Shares, GBRG Warrants and GBRG Rights. This must be completed far enough in advance to permit the nominee to exercise the beneficial owner’s redemption rights upon the separation of the GBRG Ordinary Shares from the GBRG Units. While this is typically done electronically the same business day, beneficial owners should allow at least one full business day to accomplish the separation. If beneficial owners fail to cause their GBRG Ordinary Shares to be separated in a timely manner, they will likely not be able to exercise their redemption rights.

Any request for redemption, once made, may be withdrawn at any time up to two business days immediately preceding the Extraordinary General Meeting. Furthermore, if a shareholder delivered his certificate for redemption and subsequently decided prior to the date immediately preceding the Extraordinary General Meeting not to elect redemption, he may simply request that the transfer agent return the certificate (physically or electronically).

If a holder exercises its redemption rights, then such holder will be exchanging its public shares for cash and will no longer own shares of the post-Business Combination company. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer Agent in accordance with the procedures described herein. Please see the section titled “The Extraordinary General Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

A redemption payment will only be made in the event that the proposed Business Combination is consummated. If the proposed Business Combination is not completed for any reason, then public shareholders who exercised their redemption rights would not be entitled to receive the redemption payment. In such case, Goldenbridge will promptly return the share certificates to the public shareholder.

Appraisal Rights

Appraisal rights are not available to holders of ordinary shares in connection with the proposed Business Combination under British Virgin Islands law.

The Proposals

At the Extraordinary General Meeting, the Goldenbridge’s shareholders will be asked to vote on the following:

•        the Reincorporation Merger Proposal;

•        the Acquisition Merger Proposal;

•        the Incentive Plan Proposal;

•        the Pre-Merger Charter Amendment Proposal; and

•        the Adjournment Proposal.

Please see the sections titled “The Extraordinary General Meeting” on page 88 for more information on the foregoing Proposals.

Voting Securities, Record Date

As of [•], there were 7,566,250 GBRG Ordinary Shares issued and outstanding. Only Goldenbridge’s shareholders who hold GBRG Ordinary Shares of record as of the close of business on [•] are entitled to vote at the Extraordinary General Meeting or any adjournment of the Extraordinary General Meeting. Approval of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding GBRG Ordinary Shares present and entitled to vote at the Extraordinary General Meeting; provided, however, that if [*] or more of the holders of GBRG Ordinary Share exercise their redemption rights then the Business Combination may not be completed.

As of [•], the initial shareholders and the Sponsor collectively owned and was entitled to vote 1,787,250 GBRG Ordinary Shares, or approximately [*]% of Goldenbridge’s outstanding shares. With respect to the Business Combination, the initial shareholders and Maxim, which owns approximately 24.00% of Goldenbridge’s outstanding shares as of the record date, has agreed to vote its GBRG Ordinary Shares in favor of the Reincorporation Merger Proposal and the Acquisition Merger Proposal, and intends to vote for the other Proposals although there is no agreement in place with respect to voting on the other Proposals.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Goldenbridge will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of AgiiPlus expecting to have a majority of the voting power of the post-combination company, AgiiPlus senior management comprising all of the senior management of the post-combination company, the relative size of AgiiPlus compared to Goldenbridge, and AgiiPlus operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of AgiiPlus issuing stock for the net assets of Goldenbridge, accompanied by a recapitalization. The net assets of Goldenbridge will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of AgiiPlus.

Regulatory Approvals

The Reincorporation Merger, the Acquisition Merger and the other transactions contemplated by the Merger Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the Cayman Islands, except for the registration by the Registrar of Companies in the Cayman Islands of the plans of merger.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of Goldenbridge board of directors in favor of adoption of the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the other related Proposals, you should keep in mind that Goldenbridge’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder, including the following:

•        If the proposed Business Combination is not completed by June 4, 2022, the date that is 15 months from the closing of the IPO (or December 4, 2022, the date that is 21 months from the closing of the IPO, if the time period is extended as previously described herein), Goldenbridge will be required to liquidate. In such event, the 1,437,500 GBRG Ordinary Shares held by the initial shareholders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless. Such shares had an aggregate market value of approximately $[•] based on the closing price of GBRG Ordinary Shares of $[•] on Nasdaq as of [•];

•        If the proposed Business Combination is not completed by June 4, 2022, the date that is 15 months from the closing of the IPO (or December 4, 2022, the date that is 21 months from the closing of the IPO, if the time period is extended as previously described herein), Goldenbridge will be required to liquidate. In this event, the 470,583 GBRG Ordinary Shares held by the Sponsor, which were acquired prior to the IPO as insider shares, and ordinary shares, warrants and the rights included as part of the 350,000 Private Units purchased by the Sponsor for a total purchase price of $3,500,000, will be worthless. Such ordinary shares had an aggregate market value of approximately $[•] based on the closing price of GBRG Ordinary Shares of $[•] per on Nasdaq as of [•], 2022, such warrants had an aggregate market value of approximately $[•] based on the closing price of GBRG Warrants of $[•] on Nasdaq as of [•], such rights had an aggregate market value of approximately $[•] based on the closing price of GBRG Rights of $[•] on Nasdaq as of [•], 2022, such Private Units had an aggregate market value of approximately $[•] based on the closing price of GBRG Units of $[•] on Nasdaq as of [•]. The Sponsor, Goldenbridge’s officers and directors and their affiliates waived their redemption rights and liquidation rights in connection with the purchase of the insider shares and no other consideration was paid for such agreement;

shares and no other consideration was paid for such agreement;

•        The exercise of Goldenbridge’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our shareholders’ best interest;

•        In order to extend Goldenbridge’s time to complete a business combination by up to an additional nine months as provided in its amended and restated memorandum and articles of association, Goldenbridge’s Sponsor or our directors and officers or their designees must deposit $575,000 into the trust account for each three-month extension. If the Business Combination is consummated by the extended deadlines, the amount deposited in the trust account will be repaid. However, if the Business Combination is not consummated by the extended deadline, the amount deposited will not be repaid unless there are funds available outside the trust account to do so and will be included in the liquidation distribution to Goldenbridge’s shareholders;

•        If the proposed Business Combination is not completed by June 4, 2022, the date that is 15 months from the closing of the IPO (or December 4, 2022, the date that is 21 months from the closing of the IPO, if the time period is extended as previously described herein), Cross Wealth Investment Holding Limited, which is owned by Jining Li, a member of Goldenbridge’s Board of Directors, will be liable under certain circumstances described herein to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Goldenbridge for services rendered or contracted for or products sold to Goldenbridge. If Goldenbridge consummates a business combination, on the other hand, PubCo will be liable for all such claims;

•        The Sponsor and Goldenbridge’s officers and directors and their affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on Goldenbridge’s behalf, such as identifying and investigating possible business targets and business combinations. However, if the proposed Business Combination is not completed by June 4, 2022, the date that is 15 months from the closing of the IPO (or December 4, 2022, the date that is 21 months from the closing of the IPO, if the time period is extended as previously described herein), they will not have any claim against the trust account for reimbursement. Accordingly, Goldenbridge may not be able to reimburse these expenses, and the Sponsor and Goldenbridge’s officers and directors and their affiliates will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceeded the amount of its working capital if the Business Combination or another business combination is not completed within the allotted time period. As of the date of this proxy statement/prospectus, the Sponsor and Goldenbridge’s officers and directors and their affiliates have not had any unpaid reimbursable expenses;

•        If the Business Combination with AgiiPlus is completed, AgiiPlus shareholders will designate four (4) members of the board of directors of the post-Business Combination Company. It is currently contemplated that Yongsheng Liu, who is currently a director of Goldenbridge, will continue to be a director of PubCo after the closing of the Business Combination (assuming that the Acquisition Proposal is approved as described in this proxy statement/prospectus). As such, in the future, he will receive any cash fees, stock options or stock awards that PubCo’s board of directors determines to pay to its non-executive directors;

•        The Merger Agreement provides for the continued indemnification of Goldenbridge’s current directors and officers and the continuation of directors and officers liability insurance covering Goldenbridge’s current directors and officers;

•        Goldenbridge’s officers and directors may make loans from time to time to Goldenbridge to fund certain capital requirements. As of the date of this proxy statement/prospectus, no such loans have been made, but loans may be made after the date of this proxy statement/prospectus. If the Business Combination is not consummated, the loans will not be repaid and will be forgiven except to the extent there are funds available to Goldenbridge outside of the trust account;

•        The Sponsor and its affiliates will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate; and

•        The Sponsor and its affiliates can earn a positive rate of return on their investment, even if other Goldenbridge shareholders experience a negative rate of return in the combined company following the Business Combination.

Recommendations of the Goldenbridge’s Board of Directors to the Goldenbridge’s Shareholders

After careful consideration of the terms and conditions of the Merger Agreement, the Goldenbridge board of directors has determined that Business Combination and the transactions contemplated thereby are fair to and in the best interests of Goldenbridge and its shareholders. In reaching its decision with respect to the Reincorporation Merger and the Acquisition Merger, the Goldenbridge board of directors reviewed various industry and financial data and the due diligence and evaluation materials provided by AgiiPlus. The Goldenbridge board of directors did not obtain a fairness opinion on which to base its assessment. Goldenbridge board of directors recommends that Goldenbridge’s shareholders vote:

•        FOR the Reincorporation Merger Proposal;

•        FOR the Acquisition Merger Proposal;

•        FOR the Incentive Plan Proposal;

•        FOR the Pre-Merger Charter Amendment Proposal; and

•        FOR the Adjournment Proposal.

AgiiPlus’ Holding Company Structure and Contractual Arrangements with the VIE

AgiiPlus’ Holding Company Structure

AgiiPlus conducts its operations in China primarily through its PRC subsidiaries, the VIE and the VIE’s subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services. Accordingly, AgiiPlus operates these businesses in China through Shanghai Zhiban, a subsidiary of the VIE. AgiiPlus’ VIE and the VIE’s subsidiaries generated approximately 0.57%, 2.07% and 5.51% of AgiiPlus’ net revenue for the fiscal years ended December 31, 2019, and 2020 and the six months ended June 30, 2021, respectively. Approximately 0.14%, 0.29% and 0.43% of AgiiPlus’ assets were held by AgiiPlus’ VIE and the VIE’s subsidiaries for the fiscal years ended December 31, 2019, and 2020 and the six months ended June 30, 2021, respectively.

Investors in the PubCo Class A Ordinary Shares are not purchasing equity interest in AgiiPlus’ operating entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. The chart below summarizes AgiiPlus’ corporate structure and identifies its principal subsidiaries, the VIE and the VIE’s subsidiaries.

____________

Note: AgiiPlus’ shareholders or its affiliates hold 100% equity interests in Tangtangjia Information Technology.

(1)      Beijing Waiqi Banban Technology Co., Ltd., or Waiqi Banban, will be liquidated. Shareholder resolutions approving the liquidation has been executed.

(2)      Shanghai Zhiban operates MaxOffice, a SaaS-based office marketplace and online service platform. In order to comply with applicable PRC laws and regulations that prohibit or restrict foreign investment of companies involved in internet content provider services, included under value-added telecommunications services in China, AgiiPlus operates its online service platform, MaxOffice, which engages in value-added telecommunications services through Shanghai Zhiban. The operations and services provided by the VIE and its subsidiaries do not overlap with the business operated by AgiiPlus’ PRC subsidiaries. However, it is uncertain whether AgiiPlus’ contractual arrangements with AgiiPlus’ VIE will be deemed to be in violation of the market entry clearance requirements for foreign investment under the PRC laws and regulations. See “Risk Factors — Risks Factors Relating to Doing Business in China — Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of AgiiPlus’ current corporate structure, corporate governance, and operations.”

(3)      Prior to February 2022, Shanghai Huiying Real Estate Agency Co., Ltd. was a subsidiary of Shanghai Zhiban. In February 2022, through restructuring, Shanghai Huiying Real Estate Agency Co., Ltd. became a subsidiary of Tangtangjia Business Consulting.

(4)      Prior to February 2022, Shanghai Fuban Enterprise Service Co., Ltd. was a subsidiary of Shanghai Zhiban. In February 2022, through restructuring, Shanghai Fuban Enterprise Service Co., Ltd. became a subsidiary of Tangtangjia Business Consulting.

AgiiPlus’ Contractual Arrangements with the VIE

AgiiPlus, through Tangtangjia Business Consulting, has entered into a series of contractual arrangements with the VIE and the shareholders of the VIE. These contractual arrangements enable AgiiPlus to (i) exercise effective control over the VIE; (ii) receive substantially all of the economic benefits of the VIE; and (iii) have an exclusive option to purchase all or part of the equity interests in and/or assets of the VIE when and to the extent permitted by PRC laws.

These contractual arrangements include exclusive business cooperation agreement, equity pledge agreement, exclusive option agreement, shareholders’ voting rights proxy agreement, and spousal consent letters. We refer to Shanghai Tangtangjia Information Technology Co., Ltd., or Tangtangjia Information Technology, as AgiiPlus’ VIE in this proxy statement/prospectus. Below are descriptions of each of these agreements:

Exclusive business cooperation agreement

Under the exclusive business cooperation agreement dated August 16, 2021, Tangtangjia Business Consulting has agreed to provide the following services (among others) to Tangtangjia Information Technology:

•        the provision of technical support and marketing services, including, but not limited to consultancy, collection and research of information thereof, support and training for employees, services related to customers and order management;

•        the development, maintenance and updates of computer system, hardware and database;

•        the licensing of software legally owned by Tangtangjia Business Consulting; and

•        the development of application software and related updates and operational support.

AgiiPlus has evaluated the guidance in FASB ASC 810 and concluded that AgiiPlus is the primarily beneficiary of the VIE and the VIE’s subsidiaries because of these contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the VIE and the VIE’s subsidiaries are consolidated as part of AgiiPlus’ financial statements.

Tangtangjia Information Technology has agreed to pay fees up to its and its subsidiaries’ after tax profit to Tangtangjia Business Consulting. This agreement was effective from August 16, 2021 and will continue to be effective unless it is terminated by written notice of Tangtangjia Business Consulting or, or until all of the equity interests in or assets of Tangtangjia Information Technology have been acquired by Tangtangjia Business Consulting or its designee under the exclusive purchase option agreement.

Equity pledge agreement

Tangtangjia Information Technology and its shareholders (the “Pledgor”) entered into an equity pledge agreement with Tangtangjia Business Consulting (the “Pledgee”), dated August 16, 2021. Under such equity pledge agreement, each of the shareholders of Tangtangjia Information Technology agreed to pledge their respective equity interest in Tangtangjia Information Technology (the “Pledge”) to Tangtangjia Business Consulting to secure their obligations under the exclusive option agreement, shareholders’ voting rights proxy agreement, and exclusive business cooperation agreement. Each of such shareholders further agreed that, during the term of the equity interest pledge agreements, he or she will not transfer or pledge his or her respective equity interest in Tangtangjia Information Technology without the prior written consent of Tangtangjia Business Consulting. The equity pledge agreement will remain effective until Tangtangjia Information Technology and its shareholders discharge all their obligations under the above-mentioned agreements.

AgiiPlus has completed the registration of the equity pledge of Tangtangjia Information Technology with the relevant offices of State Administration for Market Regulation, or the SAMR (formerly known as State Administration of Industry and Commerce, or the SAIC). The equity pledge registration will remain effective until Tangtangjia Information Technology and its shareholders discharge all their obligations under the above-mentioned agreements. If Tangtangjia Information Technology or any of its shareholders breaches their contractual obligations under these agreements, Tangtangjia Business Consulting, as the Pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Tangtangjia Information Technology in accordance with the law. Except for the registration of the Pledge, no registration, permission or approval from or with the relevant PRC governmental authorities is required to be obtained under PRC laws for the contractual arrangements.

Exclusive option agreement

Under the exclusive option agreement entered into by Tangtangjia Business Consulting, Tangtangjia Information Technology and the shareholders of Tangtangjia Information Technology, dated August 16, 2021, the shareholders of Tangtangjia Information Technology granted Tangtangjia Business Consulting or its designee an option to purchase all or a portion of their respective equity interest in Tangtangjia Information Technology for the minimum amount of consideration permitted by PRC law. In addition, under the exclusive option agreement, Tangtangjia Information Technology has granted Tangtangjia Business Consulting or its designee an option to purchase all or a portion of the assets of Tangtangjia Information Technology or its subsidiaries for the minimum amount of consideration permitted by PRC law. Each of Tangtangjia Information Technology and its shareholders agreed not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of Tangtangjia Information Technology without the prior written consent of Tangtangjia Business Consulting. The exclusive option agreement shall remain in effect until all of the equity interests in or assets of Tangtangjia Information Technology have been acquired by Tangtangjia Business Consulting or its designee, or until all parties agree in writing to terminate the agreement, or until Tangtangjia Business Consulting unilaterally terminates the agreement by written notice.

Shareholders’ voting rights proxy agreement

Under the shareholders’ voting rights proxy agreement among Tangtangjia Business Consulting, Tangtangjia Information Technology and shareholders of Tangtangjia Information Technology, dated August 16, 2021, each of the shareholders of Tangtangjia Information Technology, agreed to irrevocably entrust Tangtangjia Business Consulting or its designee to represent it to exercise all the voting rights and other shareholders’ rights to which it is entitled as a shareholder of Tangtangjia Information Technology. The shareholders’ voting rights proxy agreement shall remain effective until all of the equity interests in or assets of Tangtangjia Information Technology have been acquired by Tangtangjia Business Consulting or its designee under the exclusive option agreement, or until Tangtangjia Business Consulting unilaterally terminates the agreement by written notice.

Spousal consent letters

The spouse of relevant individual shareholders of Tangtangjia Information Technology has signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed that the disposition of the equity interest in Tangtangjia Information Technology which is held by and registered under the name of his or her spouse shall be made pursuant to the above-mentioned equity pledge agreement, exclusive option agreement, shareholders’ voting rights proxy agreement and exclusive business cooperation agreement, as amended from time to time. Moreover, the spouse undertook not to take any action with the intent to interfere with above-mentioned arrangements and unconditionally and irrevocably waive all rights or entitlements whatsoever to such equity interest that may be granted to the spouse according to applicable laws.

Risks related to the VIE contractual arrangements

However, the contractual arrangements may not be as effective as direct ownership in providing AgiiPlus with control over the VIE, and AgiiPlus may occur substantial costs to enforce the terms of the arrangements. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit AgiiPlus’ ability, as a Cayman holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with AgiiPlus’ VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If AgiiPlus’ VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, the enforceability of the various contracts described above by AgiiPlus against the VIE is dependent upon the shareholders of AgiiPlus’ VIE. If they fail to perform their respective obligations under the contractual arrangements, AgiiPlus could be unable to enforce the contractual arrangements that give AgiiPlus effective control over the VIE. If this happens, AgiiPlus would need to deconsolidate the VIE. A certain portion of AgiiPlus’ assets are held by the VIE and the VIE’s subsidiaries, and a portion of AgiiPlus’ revenues are generated by the VIE and the VIE’s subsidiaries. An event that results in the deconsolidation of the VIE would have a material effect on AgiiPlus’ operations and result in the value of PubCo’s securities diminish substantially or even become worthless. For a detailed description of the risks associated with AgiiPlus’ corporate structure, please refer to “Risk Factors — Risk Factors Relating to AgiiPlus’ Corporate Structure” in this proxy statement/prospectus.

Recent Regulatory Developments

On January 4, 2022, 13 government agencies, including the Cyberspace Administration of China (“CAC”), the National Development and Reform Commission of the PRC (the “NDRC”), and the China Securities Regulatory Commission (the “CSRC”), jointly published the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which will come into effect on February 15, 2022 and replace the current Measures for Cybersecurity Review after it becomes effective. The Cybersecurity Review Measures, among others, stipulate that if an internet platform operator holding personal information of over one million users and intends to be listed in a foreign country, it must apply to the Cybersecurity Review Office housed in the Cyberspace Administration of China for cybersecurity review. In addition, the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services or data processing affect or may affect national security. On November 14, 2021, the Cyberspace Administration of China released the Regulations on the Network Data Security (Draft for Comments) and accepted public comments until December 13, 2021. The draft Regulations provided that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users would like to list overseas, it shall apply for a cybersecurity review according to the draft Regulations. Besides, data processors that are listed overseas shall carry out an annual data security assessment and comply with the relevant reporting obligations.

AgiiPlus currently does not hold personal information of over one million users, and therefore, AgiiPlus believes that it is not required to apply for cybersecurity review. However, AgiiPlus cannot rule out the possibility that the government agencies may initiate cybersecurity review on AgiiPlus at their discretion. See “Risk factors — Risk Factors Relating to Doing Business in China — AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries may be liable for improper use or appropriation of personal information provided by customers of these entities and any failure to comply with PRC laws and regulations over data security could result in materially adverse impact on AgiiPlus’ business and results of operations.”

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. In addition, on December 24, 2021, the CSRC promulgated the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), collectively, the Draft Overseas Listing Rules, which require a PRC domestic enterprise which intends to complete a direct or indirect overseas issuance and listing of securities to complete the filing procedures with the CSRC within three working days after it submits its listing applications, within three working days after it completes its issuance of securities, and under certain other circumstances. According to the Draft Overseas Listing Rules, among other things, after making initial applications with overseas stock markets for offerings or listings, all China-based companies shall file with the CSRC within three business days. In addition, an overseas offering and listing of securities is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is prohibited under specific clauses in national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing in overseas market may constitute a threat to or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with applicable laws; (iii) there are material ownership disputes over the equity, major assets, and core technology, etc., of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders and actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigations for suspicion of criminal offenses or under investigations for suspicion of major violations; (v) if, in the past three years, the directors, supervisors, or senior executives of the enterprise seeking overseas offering and listing have been subject to administrative punishments for severe violations, or are currently under judicial investigations for suspicion of criminal offenses or under investigations for suspicion of major violations; and (vi) other circumstances as prescribed by the State Council.

As of the date of this proxy statement/prospectus, the Draft Overseas Listing Rules were released for public comment only, and their implementation provisions and anticipated adoption or effective date remain substantially uncertain and may be subject to change. See “Risk Factors — Risk Factors Relating to Doing Business in China — The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with this transaction under PRC rules, regulations or policies, and, if required, AgiiPlus cannot predict whether or how soon it will be able to obtain such approval.” As of the date of this proxy statement/prospectus, AgiiPlus has not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC governmental authorities.

AgiiPlus believes that AgiiPlus’ PRC subsidiaries, the VIE, and the VIE’s subsidiaries are currently not required to obtain any permission or approval from the CSRC or CAC to issue securities to foreign investors and have not received or were denied such permissions by any PRC authorities. Additionally, AgiiPlus believes that each of AgiiPlus, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries are currently not required to obtain any approval from CSRC or CAC for the VIE’s operations. However, the following licenses are required for the operations of the VIE and the VIE’s subsidiaries: (a) business licenses, and (b) value-added telecommunications license for Shanghai Zhiban. These required licenses have been duly obtained by the applicable VIE or VIE’s subsidiaries. However, there is no guarantee that this will continue to be the case in the future in relation to any future offerings of PubCo, the continued listing of PubCo’s securities on a U.S. securities exchange, or the continued operations of the VIE’s business, or even in the event such permission or approval is required and obtained, it will not be subsequently revoked or rescinded. If AgiiPlus does not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that AgiiPlus is required to obtain approval in the future, AgiiPlus may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting PubCo from conducting an offering, and these risks could result in a material adverse change in AgiiPlus’ operations and the value of PubCo’s securities, significantly limit or completely hinder AgiiPlus’ ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. AgiiPlus has been closely monitoring the development in the regulatory landscape in China, particularly regarding the requirement of approvals, including on a retrospective basis, from the CSRC, the CAC or other PRC authorities with respect to this offering or other procedures that may be imposed on AgiiPlus.

Cash Transfers and Dividend Distribution

AgiiPlus conducts its business operations in China through its PRC subsidiaries, the VIE, and the VIE’s subsidiaries. If needed, AgiiPlus Inc. can transfer cash to its PRC subsidiaries through loans and/or capital contributions, and AgiiPlus’ PRC subsidiaries can transfer cash to AgiiPlus Inc. through issuing dividends or other distributions. AgiiPlus’ PRC subsidiaries can transfer cash to AgiiPlus’ VIE and the VIE’s subsidiaries through intercompany loans and capital contributions, and AgiiPlus’ VIE and the VIE’s subsidiaries can transfer cash to Shanghai Tangtangjia Business Consulting, a PRC subsidiary of AgiiPlus, as services fees or technology transfer fees under the VIE contractual arrangements. The cash flows occurred between AgiiPlus and its subsidiaries, and AgiiPlus’ VIE and its subsidiaries included the following: (1) Shanghai Zhiban, a subsidiary of the VIE, received capital contribution from Shanghai Shuban Technology Co., Ltd., a subsidiary of AgiiPlus, in the amount of RMB2.8 million (US$0.43 million), RMB2.2 million (US$0.34 million), and $0 for the years ended December 31, 2019 and 2020, and the six months ended June 30, 2021, respectively; and (2) the subsidiaries of AgiiPlus’ VIE received cash from AgiiPlus’ subsidiaries in the amount of $0, RMB7.5 million (US$1.16 million), and RMB6.9 million (US$1.07 million) for the years ended December 31, 2019 and 2020, and the six months ended June 30, 2021, respectively, as intercompany loans.

Current PRC regulations permit AgiiPlus’ PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. A PRC subsidiary of AgiiPlus is required to set aside 10% of its after-tax profits to fund a statutory reserve until such reserve reaches 50% of its registered capital if it distributes its after-tax profits for the current financial year. For details, see “Risk Factors — Risk Factors Relating to Doing Business in China — AgiiPlus may rely on dividends and other distributions on equity paid by AgiiPlus’ PRC subsidiaries to fund any cash and financing requirements AgiiPlus may have, and any limitation on the ability of AgiiPlus’ PRC subsidiaries to make payments to AgiiPlus could have a material and adverse effect on AgiiPlus’ ability to conduct its business.” In addition, cash transfers from AgiiPlus are subject to applicable PRC laws and regulations on loans and direct investment. For details, see “Risk Factors — Risk Factors Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of the Business Combination to make loans or additional capital contributions to AgiiPlus’ PRC subsidiaries, which could materially and adversely affect AgiiPlus’ liquidity and AgiiPlus’ ability to fund and expand AgiiPlus’ business.”

In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. AgiiPlus receives a significant portion of its revenues in Renminbi. Under AgiiPlus’ current corporate structure, AgiiPlus may rely on dividend payments from AgiiPlus’ PRC subsidiaries to fund any cash and financing requirements it may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, AgiiPlus needs to obtain SAFE approval to use cash generated from the operations of AgiiPlus’ PRC subsidiaries and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. If the foreign exchange control system prevents AgiiPlus from obtaining sufficient foreign currencies to satisfy AgiiPlus’ foreign currency demands, PubCo may not be able to pay dividends in foreign currencies to its shareholders, including holders of PubCo’s ordinary shares. See “Risk Factors — Risk Factors Relating to Doing Business in China — Governmental control of currency conversion may limit AgiiPlus’ ability to utilize its revenues effectively and affect the value of your investment”. In order to secure the amounts owed under the VIE contractual arrangements, Tangtangjia Information Technology and its shareholders entered into an equity pledge agreement with Tangtangjia Business Consulting on August 16, 2021, pursuant to which if Tangtangjia Information Technology fails to pay the service fees, technology transfer fees, commissioned development fees, or rent to Tangtangjia Business Consulting on time, Tangtangjia Business Consulting is entitled to exercise the equity pledge in Tangtangjia Information Technology.

AgiiPlus has not declared or paid dividends in the past, nor any dividends or distributions were made by a subsidiary or VIE to AgiiPlus. PubCo does not intend to distribute dividends after the consummation of the Business Combination, but PubCo does not have a fixed dividend policy, and whether or not PubCo actually distributes dividends at all is at the discretion of its board of directors. PubCo’ board of directors have complete discretion on whether to distribute dividends, subject to applicable laws. AgiiPlus’ VIE and the VIE’s subsidiaries intends to transfer cash to Tangtangjia Business Consulting as services fees or technology transfer fees under the VIE contractual arrangements to settle the amounts owed by the VIE and its subsidiaries. AgiiPlus does not intend to distribute earnings, and as of the date of this proxy statement/prospectus, no settlement under the VIE contractual arrangements has been made, and no distribution has been made to U.S. investors. U.S. investors will not be subject to Cayman Islands, PRC, or Singapore taxation on dividend distributions, and no withholding will be required on the payment of dividends or distributions to them, while they may be subject to U.S. federal income tax for receiving dividends, to the extent that the distribution is paid out of PubCo’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. See “Proposal No. 1 The Reincorporation Merger Proposal — U.S. Federal Income Tax Consequences of Ownership and Disposition of PubCo Securities.”

For restrictions and limitations on our ability to distribute earnings to AgiiPlus and investors as well as the ability to settle amounts owed under the VIE contractual arrangements, see “Risk Factors — Risk Factors Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of the Business Combination to make loans or additional capital contributions to AgiiPlus’ PRC subsidiaries, which could materially and adversely affect AgiiPlus’ liquidity and AgiiPlus’ ability to fund and expand AgiiPlus’ business” and “Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit AgiiPlus’ ability to utilize its revenues effectively and affect the value of your investment.”

Summary of Risk Factors

In evaluating the Business Combination and the Proposals to be considered and voted on at the Extraordinary General Meeting, you should carefully review and consider the risk factors set forth under the section titled “Risk Factors” beginning on page 43 of this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in that section, alone or in combination with other events or circumstances, may have a material adverse effect on (i) Goldenbridge’s ability to complete the Business Combination, and (ii) the business, cash flows, financial condition and results of operations of PubCo following consummation of the Business Combination.

Below please find a summary of the principal risks, organized under relevant headings:

Risks Factors Relating to AgiiPlus’ Business and Industry

AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries are subject to risks and uncertainties related to its business and industry, including, but not limited to, the following. For more detailed discussion of these risks, see “Risk Factors — Risk Factors Relating to AgiiPlus’ Business and Industry” from pages 43 to 56.

•        The limited operating history of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries may not be indicative of their future growth and makes it difficult to predict their future prospects, business and financial performance.

•        AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries may not be able to retain existing customers, especially those who enter into short-term contracts with them, or continue to attract new customers in sufficient numbers or at sufficient rates to sustain or grow their business.

•        The rapid growth of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries leads to increasing risks and uncertainties. If these entities are unable to manage their growth effectively, their business and results of operations may be materially and adversely affected.

•        AgiiPlus has a history of net losses and it may not achieve profitability in the future.

•        AgiiPlus’ financial condition and operational results are affected by the occupancy rates of Distrii workspaces.

•        AgiiPlus faces vigorous competition. If, through its subsidiaries, the VIE and the VIE’s subsidiaries, AgiiPlus is not able to compete effectively with others, AgiiPlus’ business, financial conditions and results of operations may be materially and adversely affected.

•        PubCo’s securities may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect its auditors. The delisting and the cessation of trading of PubCo’s securities, or the treat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, any inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in China and Hong Kong, respectively, and identifies the registered public accounting firms in China and Hong Kong that are subject to such determinations. AgiiPlus’ auditor is headquartered in Houston, Texas and has been inspected by the PCAOB on a regular basis, and it is therefore not subject to the determinations announced by the PCAOB on December 16, 2021. However, since the audit work was carried out by AgiiPlus’ auditor with the collaboration of its China-based office, the audit working papers of AgiiPlus’ financial statements may not be inspected by the PCAOB without the approval of the PRC authorities. See “Risk Factors — Risk Factors Relating to AgiiPlus’ Business and Industry — PubCo’s securities may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect its auditors. The delisting and the cessation of trading of PubCo’s securities, or the treat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, any inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.”

Risk Factors Relating to AgiiPlus’ Corporate Structure

AgiiPlus and the VIE are subject to risks and uncertainties relating to AgiiPlus’ corporate structure, including the following. For a more detailed discussion, see “Risk Factors — Risk Factors Relating to AgiiPlus’ Corporate Structure” from pages 43 to 59.

•        AgiiPlus is a Cayman Islands holding company with no equity ownership in the VIE and AgiiPlus conducts its operations in China primarily through (i) its PRC subsidiaries and (ii) the VIE, with which AgiiPlus maintains contractual arrangements, and the VIE’s subsidiaries. Investors in PubCo’s securities thus are not purchasing equity interest in AgiiPlus’ operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating AgiiPlus’ business in China do not comply with PRC laws and regulations, or if these regulations or the interpretations of existing regulations change in the future, AgiiPlus and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. AgiiPlus, AgiiPlus’ PRC subsidiaries, AgiiPlus’ VIE, and investors of PubCo face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with AgiiPlus’ VIE and, consequently, significantly affect the financial performance of AgiiPlus’ VIE and AgiiPlus as a whole. See “Risk Factors — Risk Factors Relating to AgiiPlus’ Corporate Structure — PRC laws and regulations governing the business of AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries, and the validity of certain of AgiiPlus’ contractual arrangements are uncertain. If AgiiPlus is to be found in violation, AgiiPlus could be subject to sanctions. In addition, changes in PRC laws and regulations or changes in interpretations thereof could materially and adversely affect the business of AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries.”

•        AgiiPlus relies on contractual arrangements with the VIE and VIE’s shareholders for certain portion of AgiiPlus’ business operations, and these contractual arrangements may not be as effective as direct ownership in providing AgiiPlus with control over the VIE. AgiiPlus relies on the performance by the VIE and VIE’s shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of AgiiPlus’ VIE may not act in the best interests of AgiiPlus or may not perform their obligations under these contracts. Such risks exist throughout the period in which AgiiPlus intends to operate certain portion of its business through the contractual arrangements with the VIE. See “Risk Factors — Risk Factors Relating to AgiiPlus’ Corporate Structure — AgiiPlus relies on contractual arrangements with the VIE and VIE’s shareholders for certain portion of AgiiPlus’ business operations. These arrangements may not be as effective as direct ownership in providing operational control.”

•        If the PRC government determines that the contractual arrangements constituting part of AgiiPlus’ VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, AgiiPlus may be unable to assert its contractual rights over the assets of AgiiPlus’ VIE and the VIE’s subsidiaries, and PubCo’s ordinary shares may decline in value.

•        The shareholders of AgiiPlus’ VIE may have potential conflicts of interest with AgiiPlus, which may materially and adversely affect AgiiPlus’ financial condition and the business operations of the VIE and the VIE’s subsidiaries. The shareholders of AgiiPlus’ VIE may breach, or cause AgiiPlus’ VIE to breach, or refuse to renew, the existing contractual arrangements AgiiPlus has with them and the VIE, which would have a material adverse effect on AgiiPlus’ ability to effectively control the VIE and receive economic benefits from it. If AgiiPlus cannot resolve any conflict of interest or dispute between AgiiPlus and these shareholders, AgiiPlus would have to rely on legal proceedings, which could result in disruption of the business of the VIE and the VIE’s subsidiaries, and subject AgiiPlus to substantial uncertainty as to the outcome of any such legal proceedings. See “Risk Factors — Risk Factors Relating to AgiiPlus’ Corporate Structure — The shareholders of AgiiPlus’ VIE may have actual or potential conflicts of interest with AgiiPlus.”

Risk Factors Relating to Doing Business in China

AgiiPlus’ PRC subsidiaries, the VIE and the VIE’s subsidiaries are subject to risks and uncertainties relating to doing business in China, including the following. For a more detailed discussion, see “Risk Factors — Risk Factors Relating to Doing Business in China” from pages 43 to 73.

•        Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on the business and operations of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries.

•        Uncertainties with respect to the PRC legal system, regulations and enforcement policies could adversely affect AgiiPlus, its PRC subsidiaries, the VIE and the VIE’s subsidiaries. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could hinder PubCo’s ability to offer or continue to offer the securities, result in a material adverse change to the business operations of AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries, and damage AgiiPlus’ reputation. In such event, AgiiPlus’ financial condition and results of operations may be materially and adversely affected, and PubCo’s securities may significantly decline in value or become worthless. See “Risk Factors — Risk Factors Relating to Doing Business in China — Uncertainties with respect to the PRC legal system, regulations and enforcement policies could adversely affect AgiiPlus.”

•        The approval and/or other requirements of the CSRC or other PRC governmental authorities, including but not limited to filing procedure set out in the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), may be required in connection with this transaction under PRC rules, regulations or policies, and, if required, AgiiPlus cannot predict whether or how soon it will be able to obtain such approval. Any failure to obtain or delay in obtaining the requisite governmental approval for any such transaction, or a rescission of such approval, would subject AgiiPlus to sanctions imposed by the relevant PRC regulatory authority. See “Risk Factors — Risk Factors Relating to Doing Business in China — The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with this transaction under PRC rules, regulations or policies, and, if required, AgiiPlus cannot predict whether or how soon it will be able to obtain such approval.”

•        The Chinese government exerts substantial influence over the manner in which AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries must conduct their business activities. If the Chinese government significantly regulates the business operations of AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries in the future, and these entities not able to substantially comply with such regulations, their business operations may be materially adversely affected and the value of PubCo’s ordinary shares may significantly decrease.

•        Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of AgiiPlus’ current corporate structure, corporate governance, and operations.

•        AgiiPlus may rely on dividends and other distributions on equity paid by AgiiPlus’ PRC subsidiaries to fund any cash and financing requirements AgiiPlus may have, and any limitation on the ability of AgiiPlus’ PRC subsidiaries to make payments to AgiiPlus could have a material and adverse effect on AgiiPlus’ ability to conduct its business.

•        PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of the Business Combination to make loans or additional capital contributions to AgiiPlus’ PRC subsidiaries, which could materially and adversely affect AgiiPlus’ liquidity and AgiiPlus’ ability to fund and expand AgiiPlus’ business.

Risk Factors Relating to Goldenbridge’s Business

•        Goldenbridge will be forced to liquidate the trust account if it cannot consummate a business combination within 15 months from the closing of the IPO (or 21 months, as previously described), Goldenbridge’s public shareholders will receive $10.00 per share and the Goldenbridge rights will expire worthless.

•        You must tender your GBRG Ordinary Shares in order to validly seek redemption at the Extraordinary General Meeting.

Risk Factors Relating to the Business Combination

•        Goldenbridge and AgiiPlus have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by Goldenbridge if the Business Combination is completed or by Goldenbridge if the Business Combination is not completed.

•        In the event that a significant number of GBRG Ordinary Shares are redeemed, the PubCo Ordinary Shares may become less liquid following the Business Combination.

Risk Factors Relating to PubCo

•        If PubCo ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

•        Because PubCo is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

AGIIPLUS SUMMARY FINANCIAL INFORMATION

The following summary consolidated statements of operations data for the years ended December 31, 2019 and 2020, summary consolidated balance sheet data as of December 31, 2019 and 2020 and summary consolidated cash flow data for the years ended December 31, 2019 and 2020 have been derived from AgiiPlus’ audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The following summary consolidated statements of operations data for the six months ended June 30, 2020 and 2021, summary consolidated balance sheet data as of June 30, 2021 and summary consolidated cash flow data for the six months ended June 30, 2020 and 2021 have been derived from AgiiPlus’ unaudited consolidated interim financial statements included elsewhere in this proxy statement/prospectus and have been prepared on the same basis as AgiiPlus’ audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that AgiiPlus considers necessary for a fair statement of its financial position and operating results for the periods presented. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of AgiiPlus. You should read this Summary Financial Information section together with our consolidated financial statements and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AgiiPlus” contained elsewhere herein.

The following table presents AgiiPlus’ summary consolidated statements of operations data for the years ended December 31, 2019 and 2020, and for the six months ended June 30, 2020 and 2021.

	For The Years Ended December 31,					For The Six Months Ended June 30,
	2019		2020			2020 unaudited		2021 unaudited
	RMB	%	RMB	USD	%	RMB	%	RMB	USD	%
	(in thousands, except for percentages, shares and per share data)
Workspace leasing & operation revenue	233,891	81.1	269,723	41,775	75.6	148,524	84.4	163,309	25,293	81.5
Renovation & smart building technology revenue	33,348	11.6	64,625	10,009	18.1	19,886	11.3	15,111	2,340	7.5
Brokerage & enterprise service revenue	21,105	7.3	22,333	3,459	6.3	7,466	4.3	22,039	3,413	11.0
Total revenue	288,344	100.0	356,681	55,243	100.0	175,876	100.0	200,459	31,046	100.0

Workspace leasing & operation cost	(286,047)	(99.2)	(366,718)	(56,797)	(102.8)	(156,813)	(89.2)	(226,043)	(35,010)	(112.8)
Renovation & smart building technology cost	(29,942)	(10.4)	(60,135)	(9,314)	(16.9)	(19,449)	(11.1)	(10,450)	(1,618)	(5.2)
Brokerage & enterprise service cost	(10,901)	(3.8)	(13,060)	(2,023)	(3.7)	(4,437)	(2.5)	(8,788)	(1,361)	(4.4)
Total cost of revenue	(326,890)	(113.4)	(439,913)	(68,134)	(123.4)	(180,699)	(102.8)	(245,281)	(37,989)	(122.4)
Operating expenses:
Pre-opening expenses	(7,061)	(2.4)	(36,306)	(5,623)	(10.2)	(18,062)	(10.3)	(5,190)	(804)	(2.6)
Selling expenses	(35,313)	(12.2)	(36,820)	(5,703)	(10.3)	(12,163)	(6.9)	(20,074)	(3,109)	(10.0)
General and administrative expenses	(60,315)	(20.9)	(63,388)	(9,818)	(17.8)	(30,426)	(17.3)	(47,918)	(7,422)	(23.9)
Impairment loss on long-lived assets	(13,111)	(4.5)	(13,657)	(2,115)	(3.8)	—	—	—	—	—
Write-off of rental deposits	—	—	(1,797)	(278)	(0.5)	—	—	—	—	—
Loss from operations	(154,346)	(53.5)	(235,200)	(36,428)	(65.9)	(65,474)	(37.2)	(118,004)	(18,278)	(58.9)
Interest income	312	0.1	441	68	0.1	198	0.1	141	22	0.1
Interest expense	(1,979)	(0.7)	(4,880)	(756)	(1.4)	(2,534)	(1.4)	(2,908)	(450)	(1.5)
Government subsidies	1,555	0.5	4,101	635	1.1	574	0.3	—	—	—
Other income, net	3,667	1.3	7,793	1,207	2.2	1,666	0.9	1,765	273	0.9
Loss before income taxes	(150,791)	(52.3)	(227,745)	(35,274)	(63.9)	(65,570)	(37.3)	(119,006)	(18,433)	(59.4)
Income tax expense	(193)	(0.1)	—	—	—		—		—	—
Net loss	(150,984)	(52.4)	(227,745)	(35,274)	(63.9)	(65,570)	(37.3)	(119,006)	(18,433)	(59.4)
Net loss attributable to noncontrolling interests	(4,851)	(1.7)	(3,225)	(499)	(0.9)	(1,541)	(0.9)	(10,757)	(1,666)	(5.4)
Net loss attributable to AgiiPlus Inc.	(146,133)	(50.7)	(224,520)	(34,775)	(62.9)	(64,029)	(36.4)	(108,249)	(16,767)	(54.0)
Accretion on convertible redeemable preferred shares to redemption value	(14,433)	(5.0)	(15,643)	(2,423)	(4.4)	(7,779)	(4.4)	(29,890)	(4,629)	(14.9)
Net loss attributable to ordinary shareholders of AgiiPlus Inc.	(160,566)	(55.7)	(240,163)	(37,198)	(67.3)	(71,808)	(40.8)	(138,139)	(21,396)	(68.9)
Net loss per ordinary shares
Basic	(10.69)	N/A	(16.00)	(2.48)	N/A	(4.78)	N/A	(9.20)	(1.42)	N/A
Diluted	(10.69)	N/A	(16.00)	(2.48)	N/A	(4.78)	N/A	(9.20)	(1.42)	N/A
Weighted average ordinary shares outstanding
Basic	15,014,424	N/A	15,014,424	15,014,424	N/A	15,014,424	N/A	15,014,424	15,014,424	N/A
Diluted	15,014,424	N/A	15,014,424	15,014,424	N/A	15,014,424	N/A	15,014,424	15,014,424	N/A

The following table presents AgiiPlus’ summary consolidated balance sheet data as of December 31, 2019 and 2020 and June 30, 2021.

	As of December 31,			As of June 30,
	2019	2020	2020	2021	2021
(in thousands, except for shares and per share data)	RMB	RMB	USD	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	101,227	78,669	12,184	76,700	11,879
Restricted cash	—	7,498	1,161	—	—
Accounts receivable and contract assets, net	8,922	29,138	4,513	19,759	3,060
Lease incentives receivable, net	27,620	29,919	4,634	23,656	3,664
Prepaid expenses and other current assets	15,398	19,509	3,022	24,984	3,870
Due from related parties	1,362	1,374	213	54	8
Total current assets	154,529	166,107	25,727	145,153	22,481

Rental deposits	56,217	71,568	11,085	79,616	12,331
Property and equipment, net	138,135	198,186	30,696	206,360	31,962
Operating lease right of use assets, net	817,192	1,323,681	205,012	1,452,087	224,900
Operating lease right of use assets – related parties, net	483,327	393,872	61,003	361,856	56,044
Total non-current assets	1,494,871	1,987,307	307,796	2,099,919	325,237
Total assets	1,649,400	2,153,414	333,523	2,245,072	347,718
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term debt and current portion of long-term borrowings	1,000	5,533	857	16,833	2,607
Convertible debts – related parties	57,000	57,000	8,828	57,000	8,828
Accounts payable	70,001	139,257	21,568	153,303	23,744
Contract liabilities	31,373	34,172	5,293	57,148	8,851
Accrued expenses and other current liabilities	9,882	12,969	2,009	11,575	1,792
Rental retainer from tenants	56,765	78,568	12,169	88,160	13,654
Due to related parties	3,347	637	99	620	96
Operating lease liabilities, current	142,088	231,313	35,826	249,876	38,701
Operating lease liabilities – related parties, current	92,236	109,743	16,997	110,948	17,184
Total current liabilities	463,692	669,192	103,646	745,463	115,457
Long-term borrowings	—	4,958	768	3,542	549
Rental retainer from tenants, non-current	17,966	11,498	1,781	14,345	2,222
Operating lease liabilities, non-current	778,030	1,376,963	213,264	1,543,740	239,095
Operating lease liabilities – related parties, noncurrent	438,080	367,941	56,987	333,717	51,686
Due to a related party, noncurrent	4,668	4,032	624	3,616	560
Total non-current liabilities	1,238,744	1,765,392	273,424	1,898,960	294,112
Total liabilities	1,702,436	2,434,584	377,070	2,644,423	409,569

	As of December 31,			As of June 30,
	2019	2020	2020	2021	2021
(in thousands, except for shares and per share data)	RMB	RMB	USD	RMB	USD
Mezzanine equity:
Series Pre-A convertible redeemable preferred shares (US$0.0001 par value, 7,226,017 shares authorized, issued and outstanding as of December 31, 2019, December 31, 2020 and June 30, 2021)	60,768	60,768	9,412	60,768	9,412
Series A convertible redeemable preferred shares (US$0.0001 par value, 10,840,109 shares authorized, issued and outstanding as of December 31, 2019, December 31, 2020 and June 30, 2021)	175,144	187,177	28,990	212,308	32,882
Series A+ convertible redeemable preferred shares (US$0.0001 par value, 6,319,055 shares authorized, 2,787,457 shares issued and outstanding as of December 31, 2019, December 31, 2020 and June 30, 2021)	47,433	51,043	7,906	55,802	8,643
Total mezzanine equity	283,345	298,988	46,308	328,878	50,937
Shareholders’ deficit:
Series Pre-A convertible preferred shares (US$0.0001 par value, 7,603,902 shares authorized, issued and outstanding as of December 31, 2019, December 31, 2020 and June 30, 2021)	5	5	1	5	1
Ordinary shares (US$0.0001 par value, 468,010,917 shares authorized, 15,014,424 shares issued and outstanding as of December 31, 2019, December 31, 2020 and June 30, 2021)	10	10	2	10	2
Subscriptions receivable	(2,154)	(2,154)	(334)	(2,154)	(334)
Additional paid-in capital	13,263	—	—	—	—
Accumulated deficit	(362,601)	(590,980)	(91,531)	(729,119)	(112,926)
Accumulated other comprehensive income	281	422	65	659	102
Total AgiiPlus Inc. shareholders’ deficit	(351,196)	(592,697)	(91,797)	(730,599)	(113,155)
Noncontrolling interests	14,815	12,539	1,942	2,370	367
Total shareholders’ deficit	(336,381)	(580,158)	(89,855)	(728,229)	(112,788)
Total liabilities, mezzanine equity and shareholders’ deficit	1,649,400	2,153,414	333,523	2,245,072	347,718

The following table presents AgiiPlus’ summary consolidated cash flow data for the years ended December 31, 2019 and 2020 and the six months ended June 30, 2020 and 2021.

	For The Years Ended December 31,			For The Six Months Ended June 30,
	2019	2020	2020	2020	2021	2021
(in thousands)	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by (used in) operating activities	(8,129)	48,674	7,537	25,886	25,067	3,881
Net cash used in investing activities	(70,471)	(69,350)	(10,740)	(31,624)	(44,349)	(6,869)
Net cash provided by financing activities	102,276	5,615	870	(958)	10,040	1,556
Effects of exchange rate changes	(238)	1	—	(160)	(225)	(34)
Net increase (decrease) in cash, cash equivalents and restricted cash	23,438	(15,060)	(2,333)	(6,856)	(9,467)	(1,466)
Cash, cash equivalents and restricted cash, beginning of the year/period	77,789	101,227	15,678	101,227	86,167	13,345
Cash, cash equivalents and restricted cash, end of the year/period	101,227	86,167	13,345	94,371	76,700	11,879

Non-GAAP Financial Measure

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, AgiiPlus uses adjusted net loss, a non-GAAP financial measure, which is calculated as net loss adjusted for impairment loss on long-lived assets, write-off of rental deposits, to understand and evaluate its core operating performance. Adjusted net loss is presented to enhance investors’ overall understanding of AgiiPlus’ financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measures. As adjusted net loss has material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net loss as a substitute for, or superior to, net loss prepared in accordance with GAAP. AgiiPlus encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

The table below sets forth a reconciliation of net loss to adjusted net loss for the periods indicated:

	For The Years Ended December 31,			For The Six Months Ended June 30,
	2019	2020		2020 unaudited	2021 unaudited
(in thousands)	RMB	RMB	USD	RMB	RMB	USD
Net loss	(150,984)	(227,745)	(35,274)	(65,570)	(119,006)	(18,433)
Add:
Impairment loss on long-lived assets	13,111	13,657	2,115	—	—	—
Write-off of rental deposits	—	1,797	278	—	—	—
Adjusted net loss	(137,873)	(212,291)	(32,881)	(65,570)	(119,006)	(18,433)

Condensed Consolidating Schedule

The following tables present selected consolidated financial data of AgiiPlus, its subsidiaries, the VIE and its subsidiaries for the fiscal years ended December 31, 2020 and 2019, and consolidated balance sheet data as of December 31, 2020 and 2019, which have been derived from AgiiPlus’ audited consolidated financial statements for those periods. The following tables also present selected consolidated financial data of AgiiPlus, its subsidiaries, VIE and the VIE’s subsidiaries for the six months ended June 30, 2021 and 2020, and consolidated balance sheet data as of June 30, 2021, which have been derived from AgiiPlus’ unaudited consolidated financial statements for those periods. AgiiPlus records its investments in its subsidiaries under the equity method of accounting. Such investments are presented in the selected condensed consolidated balance sheets of AgiiPlus as “Investment in subsidiaries, VIE and the VIE’s subsidiaries” and the loss of the subsidiaries is presented as “Loss from investment in subsidiaries, VIE and VIE’s subsidiaries” in the selected consolidated statements of operations.

Selected Condensed Consolidated Balance Sheet Data

	As of June 30, 2021
(RMB in thousands)	Parent	Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated
Total current assets	—	149,882	9,671	(14,400)	145,153
Total non-current assets	—	2,099,906	13	—	2,099,919
Total assets	—	2,249,788	9,684	(14,400)	2,245,072
Total current liabilities	—	755,986	3,877	(14,400)	745,463
Investment in subsidiaries, VIE and the VIE’s subsidiaries	(401,721)	—	—	401,721	—
Total non-current liabilities	—	1,898,960	—	—	1,898,960
Total liabilities	(401,721)	3,071,067.00	3,877	(28,800)	2,644,423
	As of December 31, 2020
(RMB in thousands)	Parent	Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated
Total current assets	—	167,319	6,288	(7,500)	166,107
Total non-current assets	—	1,987,290	17	—	1,987,307
Total assets	—	2,154,609	6,305	7,500	2,153,414
Total current liabilities	—	673,128	3,564	(7,500)	669,192
Investment in subsidiaries, VIE and the VIE’s subsidiaries	(293,709)	—	—	293,709	—
Total non-current liabilities	—	1,765,392	—	—	1,765,392
Total liabilities	(293,709)	2,438,520	3,564	286,209	2,434,584
	As of December 31, 2019
(RMB in thousands)	Parent	Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated
Total current assets	—	152,256	2,273	—	154,529
Total non-current assets	—	1,494,845	26	—	1,494,871
Total assets	—	1,647,101	2,299	—	1,649,400
Total current liabilities	—	3,141,946	728	—	463,692
Investment in subsidiaries, VIE and the VIE’s subsidiaries	(67,851)	—	—	67,851	—
Total non-current liabilities	—	—	—	—	1,238,744
Total liabilities	(67,851)	3,141,946	728	67,851	1,702,436

Selected Condensed Consolidated Statement of Operations Data

	For the Six Months Ended June 30, 2021
(RMB in thousands)	Parent	Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated
Revenue, net	—	189,418	11,086	(45)	200,459
Loss from investment in subsidiaries, VIE and the VIE’s subsidiaries	(108,249)	—	—	108,249	—
Net loss	(108,249)	(103,515)	(4,734)	108,249	(108,249)

	For the Year Ended December 31, 2020
(RMB in thousands)	Parent	Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated
Revenue, net	—	349,283	8,457	(1,059)	356,681
Loss from investment in subsidiaries, VIE and the VIE’s subsidiaries	(224,520)	—	—	224,520	—
Net loss	(224,520)	(210,990)	(13,530)	224,520	(224,520)
	For the Year Ended December 31, 2019
(RMB in thousands)	Parent	Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated
Revenue, net	—	286,710	1,635	(1)	288,344
Loss from investment in subsidiaries, VIE and the VIE’s subsidiaries	(146,133)	—	—	146,133	—
Net loss	(146,133)	(142,886)	(3,247)	146,133	(146,133)

Selected Consolidated Statement of Cash Flows

	For the Six Months Ended June 30, 2021
(RMB in thousands)	Parent	Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated
Net cash provided(used) in operating activities	—	32,892	(7,825)	—	25,067
Net cash used in investing activities	—	(44,349)	—	—	(44,349)
Net cash provided by financing activities	—	10,040	—	—	10,040
	For the Year Ended December 31, 2020
(RMB in thousands)	Parent	Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated
Net cash provided (used) in operating activities	—	60,541	(11,867)	—	48,674
Net cash used in investing activities	—	(69,350)	—	—	(69,350)
Net cash provided by financing activities	—	5,615	—	—	5,615
	For the Year Ended December 31, 2019
(RMB in thousands)	Parent	Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated
Net cash used in operating activities	—	(5,243)	(2,886)	—	(8,129)
Net cash used in investing activities	—	(70,444)	(27)	—	(70,471)
Net cash provided by financing activities	—	102,276	—	—	102,276

Roll-forward of the investments in subsidiaries, VIE and the VIE’s subsidiaries

(RMB in thousands)	Investment in subsidiaries, VIE and the VIE’s subsidiaries
Balances as of December 31, 2018	44,103
Issuance of convertible redeemable preferred shares	45,000
Net loss for the year ended December 31, 2019	(146,133)
Purchase of NCI	(10,760)
Foreign currency translation	(61)
Balances as of December 31, 2019	(67,851)
Net loss for the year ended December 31, 2020	(224,520)
Purchase of NCI	(1,479)
Foreign currency translation	141
Balances as of December 31, 2020	(293,709)

COMPARATIVE PER SHARE INFORMATION

The following table sets forth the per share data of each of AgiiPlus and Goldenbridge on a stand-alone basis and the unaudited pro forma condensed combined per share data for the year ended June 30, 2021 and for the six months ended December 31, 2021 after giving effect to the Business Combination assuming (i) no redemption of GBRG Ordinary Shares, (ii) 50% redemption of GBRG Ordinary Shares, (iii) maximum redemption of GBRG Ordinary Shares. The pro forma earnings information for the year ended June 30, 2021 and for the six months ended December 31, 2021 were computed as if the Business Combination had been completed on July 1, 2020, and carried forward through the interim period.

The historical book value per share is computed by dividing the total common shareholders’ equity by the number of GBRG Ordinary Shares outstanding at the end of the period. The pro forma combined book value per Goldenbridge Ordinary Share is computed by dividing the total pro forma common shareholders’ equity by the pro forma number of GBRG Ordinary Share outstanding at the end of the period. The pro forma earnings per share of the combined company is computed by dividing the pro forma income available to the combined company’s common shareholders by the pro forma weighted-average number of GBRG Ordinary Shares outstanding over the period.

(USD in thousands, except for shares and per share data)	AgiiPlus	Goldenbridge	Pro Forma Combined Assuming No Redemptions into Cash	Pro Forma Combined Assuming 50% Redemptions into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash For minimum Financing Condition to be Met
Six Months Ended December 31, 2021
Net loss	(23,392)	(489)	(23,608)	(23,608)	(23,608)
Net loss attributable to ordinary shareholders	(31,247)	(118)	(22,417)	(22,417)	(22,417)
Shareholders’ equity attributable to controlling interests	(126,150)	(2,433)	8,909	(19,841)	(48,591)
Weighted average shares outstanding – basic and diluted	17,076,247	1,816,250	62,397,500	59,522,500	56,647,500
Basic and diluted net (loss) income per share	(1.83)	(0.06)	(0.36)	(0.38)	(0.40)
Shareholders’ equity attributable to controlling interests per share – basic and diluted – as of December 31, 2021	(7.39)	(1.34)	0.14	(0.33)	(0.86)
Year Ended June 30, 2021
Net loss	(43,553)	(820)	(44,156)	(44,156)	(44,156)
Net loss attributable to ordinary shareholders	(47,474)	(822)	(42,232)	(42,232)	(42,232)
Shareholders’ equity attributable to controlling interests	(113,155)	5,000	3,070	(25,680)	(39,430)
Weighted average shares outstanding – basic and diluted	15,014,424	1,771,207	62,397,500	59,522,500	56,647,500
Basic and diluted net (loss) income per share	(3.16)	(0.46)	(0.68)	(0.71)	(0.75)
Shareholders’ equity attributable to controlling interests per share – basic and diluted – as of June 30, 2021	(7.54)	2.82	0.05	(0.43)	(0.70)

You should read the information in the following table in conjunction with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the historical financial statements of Goldenbridge and AgiiPlus and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited Goldenbridge and AgiiPlus pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Goldenbridge and AgiiPlus would have been had the companies been combined during the periods presented.

SECURITIES AND DIVIDENDS

Goldenbridge’s units, ordinary shares, warrants and rights are each quoted on the Nasdaq, under the symbols “GBRGU,” “GBRG,” “GBRGW,” and “GBRGR,” respectively. Each GBRG Unit consists of one ordinary share, one warrant entitling its holder to purchase one-half of one ordinary share at a price of $11.50 per whole share, and one right to receive one-tenth (1/10) of one ordinary share upon the consummation of the Business Combination. Goldenbridge’s units commenced trading on Nasdaq on March 2, 2021. Goldenbridge’s ordinary shares, public rights and public warrants commenced trading on Nasdaq on April 16, 2021.

Goldenbridge has not paid any cash dividends on its ordinary shares to date and does not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon Goldenbridge’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to the Business Combination will be within the discretion of the PubCo board of directors. It is the present intention of Goldenbridge board of directors to retain all earnings, if any, for use in its business operations and, accordingly, Goldenbridge’s board does not anticipate declaring any dividends in the foreseeable future.

AgiiPlus’ securities are not currently publicly traded. We are applying to list the PubCo Ordinary Shares and PubCo Warrants on Nasdaq in connection with the Business Combination.

RISK FACTORS

Shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus before they decide whether to vote or instruct their vote to be cast to approve the Proposals described in this proxy statement/prospectus. These risks could have a material adverse effect on the business, financial conditioning and results of operations of PubCo, and could adversely affect the trading price of PubCo’s securities following the business combination.

Risk Factors Relating to AgiiPlus’ Business and Industry

The limited operating history of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries may not be indicative of their future growth and makes it difficult to predict their future prospects, business and financial performance.

Through its subsidiaries, AgiiPlus launched its first flexible workspace in 2016 and has since experienced rapid growth in its business. AgiiPlus expanded its operations to Singapore in 2017. As of September 30, 2021, AgiiPlus’ subsidiaries had established a network of 57 flexible workspaces, with 56 locations across five cities in China and one location in Singapore under its Distrii business division. However, the short operating history of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries may not serve as an adequate basis for evaluating AgiiPlus’ prospects and future operating results, including, but not limited to, AgiiPlus’ key operating data, net revenue, cash flows and operating margins. In addition, the flexible workspace industry in China is at an early stage of development and will continue to evolve. As a result, you may not be able to fully discern the market dynamics that AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries are subject to and to assess their business prospects.

AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries have encountered, and may continue to encounter, risks, challenges and uncertainties frequently experienced by companies at an early stage, including those relating to these entities’ ability to adapt to the industry, to maintain and monetize their customer base, to introduce new offerings and services and to maintain consistent business growth. If AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries are unable to successfully address these risks, challenges and uncertainties, AgiiPlus’ business, financial condition and results of operations could be materially and adversely affected.

AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries may not be able to retain existing customers, especially those who enter into short-term contracts with them, or continue to attract new customers in sufficient numbers or at sufficient rates to sustain or grow their business.

Rental fees constitute an important part of AgiiPlus’ net revenue, and AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries depend on the expansion of their customer base to build the vibrant community that they envision. Any failure to retain existing customers or bring new customers in adequate numbers may materially and adversely affect the business of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries, and AgiiPlus’ results of operations. To sustain their growth, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries endeavor to retain their existing customers and continually add new customers to maintain or improve the occupancy rate of Distrii workspaces.

Because the flexible workspace industry is relatively new and rapidly evolving, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries face uncertainties and challenges in maintaining and growing their customer base. A significant number of these entities’ existing and prospective customers consists of SMEs and startups. These customers frequently have limited budgets and are more vulnerable to adverse economic conditions and unfavorable changes in the regulatory environment. If these businesses experience economic hardship, they may be unwilling or unable to use the services offered by AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries, which would reduce demand for their services, increase customer attrition and adversely affect the business of AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries, and AgiiPlus’ financial condition and results of operations. In addition, AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries may lose customers due to adverse changes in general economic conditions or the regulatory environment in the regions in which AgiiPlus, through its subsidiaries, the VIE, and the VIE’s subsidiaries, operates or the industries in which AgiiPlus’ customers operate.

AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries have in the past experienced and expects to experience growth in their customer base. The number of these entities’ enterprise customers grew from 5,234 as of December 31, 2019 to 23,909 as of December 31, 2020 and further to 30,550 as of September 30, 2021. However, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries may experience fluctuations in their customer base in the future. For example, the customers may want to terminate their lease agreements for workstations or spaces and conditions to termination vary on a client by client basis and is subject to negotiation. Furthermore, the existing spaces operated by AgiiPlus’ subsidiaries may become unsuitable to customers for a number of reasons. For example, community of the spaces could become less attractive because of a shift in the local economic landscape, or the products and services offered by AgiiPlus’ subsidiaries, the VIE, or the VIE’s subsidiaries could become less attractive to their customers because of a change in the customers’ business plans or operations. Launching new spaces, as mentioned above, is expensive and involves certain risks. Likewise, it would be costly and risky to develop and introduce new lines of products or service offerings.

Even if AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries attract new customers, these new customers may not maintain the same level of involvement in its community. For example, they may not use or continue to use any value-added services. In addition, AgiiPlus’ revenue generated from new customers might be impacted by the discounts and other incentives offered by AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries to attract new customers and any marketing or other expenses to attract new customers. For these and other reasons, AgiiPlus could experience a decline in its revenue growth, which could adversely affect its results of operations.

The rapid growth of AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries leads to increasing risks and uncertainties. If these entities are unable to manage their growth effectively, their business and results of operations may be materially and adversely affected.

AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries have experienced rapid growth in their business in the past few years. The total number of Distrii workspaces increased from 36 as of December 31, 2019 to 48 as of December 31, 2020 and further to 57 as of September 30, 2021. The total number of workstations increased from approximately 21,161 as of December 31, 2019 to 32,854 as of December 31, 2020 and further to 38,633 as of September 30, 2021. AgiiPlus cannot assure you that it will be able to maintain its historical growth rates. The growth rates of AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries may decline for a number of reasons, some of which are beyond their control, including declining growth of the flexible workspace industry generally in the PRC and Singapore, increasing competition within the industry, or changes in government policies or general economic conditions. If changes in policies adversely affect the growth of flexible workspace industry or customers of AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries in the future, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries may experience declined growth rate due to the reduction in needs for flexible workspace in general.

Rapid growth leads to increasing risks and uncertainties, and any failure of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries to manage such growth will materially and adversely affect their business. As it grows, AgiiPlus expects the need of its subsidiaries, the VIE, and the VIE’s subsidiaries for capital and other resources to increase significantly. Among other things, AgiiPlus would need to secure significant capital to invest in the infrastructure and technology systems of its subsidiaries, the VIE and the VIE’s subsidiaries, to attract, train and retain workforce to support the operations of its subsidiaries, the VIE and the VIE’s subsidiaries, and to establish, manage and maintain current and additional relationships with third-party business partners to upgrade the service of AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries to their customers. If AgiiPlus is not able to secure such resources effectively for its subsidiaries, the VIE and the VIE’s subsidiaries, it may not be able to execute managerial, operating or financial strategies to keep pace with the historical growth of its subsidiaries, the VIE and the VIE’s subsidiaries. In addition, controls, systems and procedures of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries need ongoing development in order to support their growth. In light of the fast development of AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries, failure to implement a variety of advanced systems of internal control and management would result in the erosion of AgiiPlus’ brand image in general and could materially and adversely affect the business of AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries.

AgiiPlus has a history of net losses and it may not achieve profitability in the future.

AgiiPlus had net losses of RMB151.0 million, RMB227.7 million ($35.3 million), and RMB119.0 million ($18.4 million) in 2019, 2020 and the six months ended June 30, 2021, respectively. AgiiPlus cannot assure you that it will be able to generate net profits or positive cash flow from its operating activities in the future. AgiiPlus’ ability to achieve profitability will depend in large part on AgiiPlus’ ability to increase its operating margin, either by growing AgiiPlus’ revenue at a rate faster than its costs and operating expenses increase, or by reducing AgiiPlus’ costs and operating expenses as a percentage of its net revenues. Accordingly, in order to increase operating margin and achieve profitability, AgiiPlus intends to continue to invest to acquire those office spaces with greater profit potential, terminate or assign leases of spaces generating significant negative cash flows with lower potential to attract new customers, expand its business operations with an emphasis on asset-light model, and attract talents. These efforts may be more costly than AgiiPlus expects, and AgiiPlus’ net revenues may not increase sufficiently to offset the expenses. AgiiPlus may continue to take actions and make investments that do not generate optimal financial results and may even result in significantly increased operating and net losses in the short term with no assurance that AgiiPlus will eventually achieve its intended long-term benefits or profitability. These factors, among others set out in this “Risk Factors” section, may negatively affect AgiiPlus’ ability to achieve profitability in the near term, if at all.

AgiiPlus’ financial condition and operational results are affected by the occupancy rates of Distrii workspaces.

In pre-opening process, Distrii workspaces typically have a one to four month vacancy period to redevelop space and conduct other pre-opening preparation work. The vacancy period may be longer than expected if AgiiPlus’ subsidiaries cannot attract enough customers to the new spaces or maintain customers of their existing spaces.

In case the customers choose not to continue using Distrii workspaces, AgiiPlus’ subsidiaries may experience difficulty in having new customers to use the current space or would need additional time and cost to redevelop the space, which may result in longer vacancy periods and adversely affect AgiiPlus’ operational results.

AgiiPlus’ key operational metrics and other estimates may not accurately measure AgiiPlus’ operating performance.

AgiiPlus continually reviews the numbers of spaces, workstations, customers and occupancy rate to evaluate its growth trends, measure its performance and make strategic decisions. These metrics are calculated using internal data and may not be indicative of AgiiPlus’ future operating performance. While these numbers are based on what AgiiPlus believes to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how Distrii workspaces are used across a large customer base. For example, the number of customers of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries may include customers who do not actively use Distrii workspaces or services provided by AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries. If investors do not perceive AgiiPlus’ operating metrics to accurately represent AgiiPlus’ operating performance, or if AgiiPlus discovers material inaccuracies in its operating metrics, AgiiPlus’ business operation, financial condition and reputation may be materially and adversely affected.

AgiiPlus may require a significant amount of capital to fund the operations and future growth of its subsidiaries, the VIE and the VIE’s subsidiaries. If AgiiPlus cannot obtain sufficient capital on reasonable terms, its business, financial conditions and prospects may be materially and adversely affected.

AgiiPlus may require a significant amount of capital and resources for the operations and continued growth of its subsidiaries, the VIE and the VIE’s subsidiaries. AgiiPlus expects to make significant investments in the operations of Distrii workspaces, the operations and maintenance of technology platforms including Shanghai Zhiban’s MaxOffice, and acquisition of new spaces, which may significantly increase AgiiPlus’ net cash used in operating and investing activities. AgiiPlus’ sales and marketing expenses may also increase in an effort to keep attracting new customers and retaining existing customers. It may take a long time to realize returns on such investments, if at all.

To date, AgiiPlus has historically funded its cash requirements primarily through capital contributions from its shareholders and revenues from daily operations. AgiiPlus’ ability to obtain additional capital in the future, however, is subject to a number of uncertainties, including those relating to AgiiPlus’ future business development, AgiiPlus’ financial condition and results of operations, general market conditions for financing activities by companies in the flexible workspace industry, and macro-economic and other conditions in China, Singapore, and globally. If AgiiPlus cannot obtain sufficient capital on reasonable terms to meet its capital needs, AgiiPlus may not be able to execute its growth strategies, and AgiiPlus’ business, financial condition and prospects may be materially and adversely affected.

AgiiPlus’ expansion into new regions, markets and business areas may pose increased risks.

AgiiPlus also plans to expand operations in China and overseas markets through its subsidiaries, the VIE and the VIE’s subsidiaries. This expansion will incur significant costs, and it inherently involves uncertainties and risks as AgiiPlus may encounter unexpected issues or situations for which AgiiPlus is unprepared.

As AgiiPlus expands its business into new regions through its subsidiaries, the VIE and the VIE’s subsidiaries, AgiiPlus plans to invest substantial resources and may face new operational risks and challenges associated with the business, economic and regulatory environment with which AgiiPlus is not familiar. AgiiPlus will be required, among other things, to understand and comply with the local regulations, to partner with local businesses or individuals, to hire, train, manage and retain local workforce, and to cope with customers or potential customers who have different preferences. Additionally, in launching new spaces in a new region, AgiiPlus needs to negotiate satisfactory leasing terms with local parties, to adapt the design and features of workspaces and services to accommodate local conventions, and to adjust AgiiPlus’ pricing and marketing approaches as per factors such as local rental prices. All these adjustments AgiiPlus makes may be ineffective and adversely affect AgiiPlus’ business. AgiiPlus’ strategy of overseas expansion will further subject it, for instance, to different cultural norms and business practice, risks relating to fluctuations in currency exchange rates, and unpredictable disruptions as a result of security threats or political or social unrest and economic instability.

AgiiPlus has incurred, and may in the future incur, impairment loss on long-lived assets. Significant impairment of AgiiPlus’ long-lived assets could materially impact its financial position and results of its operations.

AgiiPlus has made significant investment in long-lived assets. AgiiPlus is required to review AgiiPlus’ long-lived assets, including right-of-use of assets arising from certain long-term leases, property, plant and equipment and assets recorded in connection with business combinations, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, AgiiPlus measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, AgiiPlus would recognize an impairment loss based on the fair value of the assets. The application of long-lived asset impairment test requires significant management judgment. If AgiiPlus’ estimates and judgments are inaccurate, the fair value determined could be inaccurate and the impairment may not be adequate, and AgiiPlus may need to record additional impairments in the future.

AgiiPlus had impairment loss on long-lived assets of RMB13.1 million for the year ended December 31, 2019 and RMB13.7 million (US$2.1 million) for the year ended December 31, 2020. No impairment loss on long-lived assets was recorded for the six months ended June 30, 2020 and 2021. For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AgiiPlus — Key Components of Results of Operations.” AgiiPlus could be required to record additional impairments on long-lived assets in the future. Any significant impairment losses charged against AgiiPlus’ long-lived assets could have a material adverse effect on AgiiPlus’ results of operations.

AgiiPlus faces vigorous competition. If, through its subsidiaries, the VIE and the VIE’s subsidiaries, AgiiPlus is not able to compete effectively with others, AgiiPlus’ business, financial conditions and results of operations may be materially and adversely affected.

While according to the Frost & Sullivan Report, through its PRC subsidiaries, the VIE and the VIE’s subsidiaries, AgiiPlus has achieved a leading market position in the flexible workspace industry in tier-one cities in the PRC, the industry is still in its early stage of development with numerous opportunities. If new companies provide competing solutions in the markets AgiiPlus operates through its PRC subsidiaries, the VIE and the VIE’s subsidiaries, AgiiPlus may face increased competition for customers. The current competitors of AgiiPlus include other flexible workspace operators and owners of traditional working spaces or offices in the PRC. Some of AgiiPlus’ competitors may have more resources than it does, operate in more geographic areas, be more capitalized than AgiiPlus is, have access to better lease terms than AgiiPlus does, or offer products and services at a more competitive price. The inability of AgiiPlus to compete effectively could hinder its growth or adversely impact its operating results.

AgiiPlus’ success depends on the continuing efforts of its key management and capable personnel as well as its ability to recruit new talent. If AgiiPlus fails to hire, retain or motivate its staff, its business may suffer.

AgiiPlus’ future success depends largely on the continued service of its key management members. If AgiiPlus loses the services of certain member of its key management, AgiiPlus may not be able to hire suitable or qualified replacements, and may incur additional expenses to recruit and train new staff which could severely disrupt AgiiPlus’ business and growth. If any member of AgiiPlus’ key management joins a competitor or forms a competing business, AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries may lose customers, know-how and key professionals and staff members.

The rapid growth of AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries also requires them to continually hire, train, and retain a wide range of personnel that can adapt to a dynamic, competitive and challenging business environment and are capable of helping these entities conduct effective marketing, innovate new service offerings, and develop technological capabilities. AgiiPlus, AgiiPlus’ subsidiaries, the VIE, or the VIE’s subsidiaries may need to offer attractive compensation and other benefits package to attract and retain them. AgiiPlus, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries also need to provide their employees with sufficient training to help the employees realize their career development and grow with AgiiPlus. Any failure to attract, train, retain or motivate experienced and capable personnel could severely disrupt AgiiPlus’ business and growth.

Unexpected termination of leases or other arrangements, failure to negotiate satisfactory terms for or duly perform leases or other arrangements, failure to renew the leases or other arrangements of the existing premises of AgiiPlus’ subsidiaries or to renew such leases or other arrangements at acceptable terms could materially and adversely affect AgiiPlus’ business, financial condition, results of operations and prospects.

AgiiPlus’ subsidiaries currently lease real estate for all of their space locations. The ability of AgiiPlus’ subsidiaries to increase the number of spaces and to operate these spaces profitably depends on the due execution and performance of the leases or other arrangements AgiiPlus’ subsidiaries enter into with lessors and whether AgiiPlus’ subsidiaries are able to negotiate these leases and other arrangements on satisfactory terms. Lessors may also not duly perform their obligations under the leases or other arrangements due to various reasons, such as lessors’ failure to deliver the possession of the premises as agreed.

The length of the initial term of the leases AgiiPlus’ subsidiaries entered into with landlords ranges from three to fifteen years. The increases in rental rates, particularly those markets where initial terms under the leases are shorter, could adversely affect AgiiPlus’ business, financial condition, results of operations and prospects. Additionally, the ability of AgiiPlus’ subsidiaries to negotiate favorable terms to extend a lease agreement or in connection with an alternate space will depend on then-prevailing conditions in the real estate market, such as overall changes in lease expenses, competition from other would-be tenants for desirable leased spaces and the relationships of AgiiPlus’ subsidiaries with current and prospective building owners and landlords, or other factors that are not within their’ control. If AgiiPlus’ subsidiaries are not able to renew or replace an expiring lease agreement, they will incur significant costs related to vacating that space or redeveloping the space, which could result in loss of customers who may have chosen that space based on the design, location or other attributes of that particular space.

Growth of AgiiPlus’ business will partially depend on AgiiPlus’ brand recognition. Failure to maintain, protect and enhance its brand could limit the ability of AgiiPlus, the VIE and the VIE’s subsidiaries to expand or retain their customer base and materially and adversely affect AgiiPlus’ business, financial condition and results of operations.

AgiiPlus believes that its brand recognition among the customers and business partners of its subsidiaries, the VIE, and the VIE’s subsidiaries has helped these entities in managing their customer acquisition costs and contributed to the growth of AgiiPlus’ business. As a result, maintaining, protecting and enhancing its brand recognition is critical to AgiiPlus’ business and market position, which depends on several factors, including, AgiiPlus’ ability to, through its subsidiaries, the VIE and the VIE’s subsidiaries:

•        maintain and enhance the quality and attractiveness of the flexible workspaces and services offered;

•        maintain healthy business relationships with landlords and other business partners;

•        increase brand awareness and brand image through marketing activities;

•        comply with applicable laws and regulations;

•        compete effectively against existing and future competitors; and

•        preserve AgiiPlus’ reputation and goodwill generally and in the event of any negative publicity on AgiiPlus’ services and data security, or other issues affecting it, and China’s flexible workspace industry in general.

A public perception that AgiiPlus, or other industry participants do not provide satisfactory services, even if factually incorrect or based on isolated incidents, could damage AgiiPlus’ reputation, diminish the value of its brand, undermine the trust and credibility AgiiPlus has established and have a negative impact on the ability of AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries to attract and retain customers, and AgiiPlus’ business, financial conditions and results of operations may be materially and adversely affected.

AgiiPlus’ subsidiaries are exposed to risks associated with the redevelopment and construction of the spaces they occupy.

Opening new spaces subjects AgiiPlus’ subsidiaries to risks that are associated with redevelopment projects in general, such as delays in construction, contract disputes and claims, fines or penalties levied by government authorities relating to the construction activities conducted by AgiiPlus’ subsidiaries. AgiiPlus’ subsidiaries may also experience delays when opening a new space as a result of building owners or landlords not completing their base building work on time or as a result of delays in obtaining all necessary land-use, building, occupancy and other required governmental permits and authorizations. Failure to open a space on schedule may cost AgiiPlus the lost revenue from that space and may damage AgiiPlus’ brand and cause it to incur expenses in order to rent and provide temporary space for customers.

In developing their spaces, AgiiPlus’ subsidiaries rely in part on the continued availability and satisfactory performance of third-party general contractors and subcontractors to perform the actual construction work of Distrii workspaces, and in many cases to select and obtain the related building materials. As such, the timing and quality of the redevelopment of spaces occupied by AgiiPlus’ subsidiaries depend on the performance of these third-party contractors acting on behalf of AgiiPlus’ subsidiaries.

The contractors AgiiPlus’ subsidiaries engage in connection with a construction project are subject to the usual hazards associated with providing construction and related services on construction project sites, which can cause personal injury, damage to or destruction of property, plant and equipment, and environmental damage.

Despite the detailed specifications and inspection of AgiiPlus’ subsidiaries, project management and quality control procedures, general contractors and their subcontractors may use improper construction practices or defective materials. Improper construction practices or defective materials can result in the need to perform extensive repairs to Distrii workspaces and potentially lead to personal injury. AgiiPlus could also suffer damage to its reputation, and may be exposed to possible liability, if these third parties fail to comply with applicable laws.

AgiiPlus incurs significant costs related to the redevelopment of its subsidiaries’ spaces. AgiiPlus may be unable to recover these costs in a timely manner or at all.

Redevelopment of a space typically takes one to four months from the date AgiiPlus’ subsidiaries take possession of the space under the relevant occupancy agreement to the opening date. During this time, AgiiPlus incurs substantial costs without generating any revenues from the space. If AgiiPlus’ subsidiaries are unable to complete their redevelopment and construction activities for any reason, or conditions in the real estate market or the broader economic landscape change in unfavorable ways, AgiiPlus may be unable to recover these costs in a timely manner or at all. Furthermore, the redevelopment activities of AgiiPlus’ subsidiaries are subject to cost and schedule overruns as a result of many factors, some of which are beyond AgiiPlus’ control and ability to foresee, including increases in the cost of materials and labor, inaccuracies in redevelopment planning, and errors in execution.

AgiiPlus incurs costs relating to the maintenance, refurbishment and remediation of its spaces.

The terms of the lease agreements entered into by and between AgiiPlus’ subsidiaries and landlords generally require that AgiiPlus’ subsidiaries ensures that the spaces they occupy are kept in good status throughout the term of the lease and AgiiPlus’ subsidiaries typically bears the obligation of maintenance and repair for spaces they decorate during the period. The costs associated with this maintenance, removal and repair work may be significant.

AgiiPlus also anticipates that its subsidiaries will be required to periodically refurnish their spaces to keep pace with the changing needs of its customers. Extensive refurbishments may be more costly and time-consuming than AgiiPlus expects and may adversely impact AgiiPlus’ operational results and financial performance. The customer experience of AgiiPlus may also be adversely affected if extensive refurbishments disrupt the operations of AgiiPlus’ subsidiaries at their spaces.

If AgiiPlus’ promotional and marketing plans are not effective, its business and prospects may be negatively affected.

Through its subsidiaries, the VIE and the VIE’s subsidiaries, AgiiPlus has invested, and it expects to continue investing, in sales and marketing activities to promote its brand and spaces and to deepen the relationship of its subsidiaries, the VIE, and the VIE’s subsidiaries with customers. To foster their customer base, AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries may offer discounts or other incentives to certain prospective customers, which incur costs. Moreover, the sales and marketing activities of AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries may not be well received by their existing customers, and may not attract new ones as anticipated. The evolving market landscape may require AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries to experiment with new marketing methods to keep pace with industry trends and customers’ preference. Any failure of AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries to refine their existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce the number of their customers, occupancy rate and market share. AgiiPlus cannot assure you that AgiiPlus will be able to recover the costs of the sales and marketing activities of its subsidiaries, the VIE and the VIE’s subsidiaries, or that these activities will be effective in attracting new customers and retaining existing ones or as successful as those of their competitors. In such events, AgiiPlus’ revenue, customer base and market share could decrease, thereby adversely impacting its results of operations.

Many customers of AgiiPlus’ subsidiaries are concentrated in major metropolitan areas. An economic downturn in any of these areas may result in reduction of these entities’ customers and could adversely affect AgiiPlus’ results of operations.

The concentration of the business operations of AgiiPlus’ subsidiaries in specific cities magnifies the risk of localized economic conditions in those cities or the surrounding regions to any business. For the years ended December 31, 2019 and 2020 and the six months ended June 30, 2021, AgiiPlus generated the majority of its net revenue from its subsidiaries’ spaces located in Shanghai, Beijing and other major metropolitan areas in the PRC. Adverse changes in general economic conditions or real estate market as well as relevant regulatory environment in these cities may have a disproportionate effect on the customer base of AgiiPlus’ subsidiaries, occupancy rates and/or pricing. AgiiPlus’ business may also be affected by generally prevailing economic conditions in the markets where AgiiPlus operates through its subsidiaries, the VIE and the VIE’s subsidiaries, which may exert significant impacts on the real estate activity, demand for occupancy and AgiiPlus’ services offered through its subsidiaries, the VIE and the VIE’s subsidiaries, and pricing of their spaces and services.

AgiiPlus’ subsidiaries are exposed to risks relating to its cooperation with business partners.

AgiiPlus’ subsidiaries select and rely on a number of third-party business partners to provide various value-added services, such as administration, finance, legal, human resources, tax and intellectual property registration services to meet the needs of their enterprise customers. Due to the reliance on such business partners, any interruption in the operations of such business partners, any failure of them to accommodate the fast growing business scale of AgiiPlus’ subsidiaries, any termination or suspension of the partnership arrangements between the business partners and AgiiPlus’ subsidiaries, any change in cooperation terms, or any deterioration of cooperative relationships with them may materially and adversely affect AgiiPlus’ brand image and impact its operations.

In addition, AgiiPlus has limited control over its business partners. Failure by third parties to provide satisfactory services or comply with laws and regulations could subject AgiiPlus to reputational harm based on the association of such business partners with AgiiPlus and its brand. In the event that AgiiPlus or its subsidiaries becomes subject to claims arising from services provided by its business partners, AgiiPlus and/or its subsidiaries may attempt to seek compensation from the relevant business partners. However, such compensation may be limited. If no claim can be asserted against a business partner, or amounts of such claims cannot be fully recovered from business partners, AgiiPlus may be required to bear such losses and compensation at its own costs. This could have a material and adverse effect on AgiiPlus’ business, financial condition and results of operations.

AgiiPlus has engaged in substantial transactions with related parties, and such transactions present possible conflicts of interest that could have a material and adverse effect on AgiiPlus’ business, financial conditions and results of operations.

AgiiPlus has entered into a substantial number of transactions with related parties. For the fiscal years ended December 31, 2019 and 2020 and the six months ended June 30, 2021, 7.65%, 10.66% and 0.63% of AgiiPlus’ total revenues generated for the respective periods were from transactions with related parties. AgiiPlus may in the future enter into additional transactions with entities in which customers of AgiiPlus’ management, board of directors and other related parties hold ownership interests.

Transactions with related parties present potential for conflicts of interest, as the interests of related parties may not align with the interests of AgiiPlus’ shareholders. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as the treatment of events of default.

AgiiPlus’ board of directors intends to authorize the audit committee, upon its formation, to review and approve all material related party transactions. Under the laws of the Cayman Islands, AgiiPlus’ directors have a duty to act honestly, in good faith and with a view to AgiiPlus’ best interests. AgiiPlus’ directors also have a duty to exercise the care, diligence and skills that a reasonable prudent person would exercise in comparable circumstances. Nevertheless, AgiiPlus may have achieved more favorable terms if such transactions had not been entered into with related parties and these transactions, individually or in the aggregate, may have an adverse effect on AgiiPlus’ business and results of operations or may result in government enforcement actions or other litigation.

AgiiPlus faces risks arising from strategic transactions such as acquisitions and investments that it evaluates, pursues or undertakes.

From time to time, AgiiPlus evaluates potential strategic or investment opportunities, and from time to time, AgiiPlus may pursue and undertake certain of those opportunities, some of which may be material and may not create the value that AgiiPlus expects. Any transactions that AgiiPlus enters into could be material to its financial condition and results of operations. AgiiPlus has limited experience in completing and integrating major acquisitions. The process of acquiring and integrating other companies could create unforeseen difficulties and expenditures and could entail unforeseen liabilities that are not recoverable under the relevant transaction agreements or otherwise.

AgiiPlus may not be able to effectively protect its intellectual property from unauthorized use by others.

Through its subsidiaries, the VIE and the VIE’s subsidiaries, AgiiPlus holds trademarks and other intellectual properties that are critical to its business. Any of AgiiPlus’ intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide AgiiPlus with competitive advantages. AgiiPlus cannot assure you that (i) the pending application AgiiPlus submitted for intellectual property rights will be approved, (ii) all of the intellectual property rights owned by AgiiPlus will be adequately protected, or (iii) AgiiPlus’ intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. In particular, some of AgiiPlus’ trademark applications for certain categories have been rejected, and AgiiPlus has applied for administrative reviews on such rejections. However, there can be no assurance that AgiiPlus will obtain such trademarks and any other trademarks that are crucial to AgiiPlus’ business in the future. Thus, third parties may also take the position that AgiiPlus is infringing their rights, and AgiiPlus may not be successful in defending these claims. Additionally, AgiiPlus may not be able to enforce and defend its proprietary rights or prevent infringement or misappropriation, without incurring substantial expenses to AgiiPlus and a significant diversion of management time and attention from AgiiPlus’ business strategy.

To protect AgiiPlus’ trademarks, copyrights and other proprietary rights, AgiiPlus relies on and expects to continue to rely on a combination of protective agreements with the team members and third parties including its business partners, physical and electronic security measures, and trademark, copyright, patent and trade secret protection laws. If the measures AgiiPlus has taken to protect its proprietary rights are inadequate to prevent the use or misappropriation by third parties or such rights are diminished due to successful challenges, the value of AgiiPlus’ brand and other intangible assets may be diminished and AgiiPlus’ ability to attract and retain customers may be adversely affected.

The proper functioning of technology use is essential to AgiiPlus’ business, and any difficulty experienced by such system would materially and adversely affect AgiiPlus.

AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries use a combination of proprietary technology and technology provided by its third-party service providers to support their business and customer experience. For example, among others, Shanghai Zhiban maintains MaxOffice, a SaaS-based marketplace and an online service platform for leasing flexible workspaces and booking enterprise services, and AgiiPlus’ subsidiaries maintain Distrii app, the official app for Distrii workspace members. For details, see “Business of AgiiPlus — Technology.”

The products and services offered by AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries may not continue to be supported by third-party service providers on commercially reasonable terms or at all. Moreover, AgiiPlus, its subsidiaries, the VIE, or the VIE’s subsidiaries may be subject to claims by third parties who maintain that the technology of the service providers of AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries infringes the third party’s intellectual property rights. Although the’ agreements between AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries, and their third-party service providers often contain indemnities in favor of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries with respect to these eventualities, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries may not be indemnified for these claims or these entities may not be successful in obtaining indemnification to which they are entitled.

To the extent that the technologies and systems that AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries use to manage the daily operations of their business malfunction, these entities’ ability to operate their business, retain existing customers and attract new customers may be impaired. AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries may not be able to attract and retain sufficiently skilled and experienced professionals to operate and maintain these technologies and systems, and their current service offerings may not continue to be, and new service offerings may not be, supported by the applicable third-party service providers on commercially reasonable terms or at all. In addition, any harm to the personal computers or other devices owned by the customers of AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries caused by the software owned by these entities, or other sources of harm, such as hackers or computer viruses, could have an adverse effect on the customer experience and AgiiPlus’ reputation.

AgiiPlus needs to invest heavily on its technology in order to sustain or grow its business, and the uncertainties associated with the evolving customer needs and emerging industry standards create risks with respect to such investment. On one hand, the ongoing investment in technology may not generate the expected level of returns; on the other hand, any failure of AgiiPlus to adopt new technologies to adapt to such changing environment may materially and adversely impact its business.

If the proprietary information and/or data collected and stored by AgiiPlus, particularly billing and personal data, were to be accessed by unauthorized persons, AgiiPlus’ reputation, competitive advantages and relationships with its customers could be harmed and AgiiPlus’ business could be materially and adversely affected.

Through its subsidiaries, the VIE and the VIE’s subsidiaries, AgiiPlus generates significant amounts of proprietary, sensitive and otherwise confidential information relating to its business and operations, and AgiiPlus collects, stores and processes confidential and personal data regarding its customers and employees of its customers, including, but not limited to, customer names, contact information of customers, and billing data. The collection, protection and use of personal data are governed by privacy laws and regulations enacted in the PRC and other countries where AgiiPlus, through its subsidiaries, operates its business. These laws and regulations continue to evolve. Compliance with applicable privacy laws and regulations may lead to an increase in AgiiPlus’ operating costs and adversely impact AgiiPlus’ ability to conduct its business and market its products and services to its customers and potential customers.

AgiiPlus’ information technology systems face the threat of cyber-attacks, such as security breaches, phishing scams, malware and denial-of-service attacks. AgiiPlus’ systems or the systems of third-parties that AgiiPlus relies upon could experience unauthorized intrusions or inadvertent data breaches, which could result in the exposure or erosion of AgiiPlus’ proprietary information and/or data of its customers and employees of its customers.

Because techniques used to obtain unauthorized access to systems or sabotage systems change frequently and may not be known until launched against AgiiPlus or the third parties AgiiPlus relies on, AgiiPlus and its partners may be unable to anticipate these attacks or implement adequate preventative measures. In addition, any party who is able to illegally obtain identification and password credentials could potentially gain unauthorized access to the systems of AgiiPlus or those of third parties AgiiPlus relies on. If any such event occurs, AgiiPlus may have to spend significant capital and other resources to mitigate the impact of the event and to develop and implement protection to prevent such future events of that nature from occurring. From time to time, employees make mistakes with respect to security policies that are not always immediately detected by AgiiPlus following compliance policies and procedures. These can include errors in software implementation or a failure to follow protocols and patch systems. Employee errors, even if promptly discovered and remediated, may disrupt operations or result in unauthorized disclosure of confidential information.

If a cybersecurity incident occurs, or is perceived to occur, AgiiPlus may be the subject of negative publicity and the perception of the effectiveness of AgiiPlus’ security measures and its reputation may be harmed, which could damage AgiiPlus’ relationships with and result in the loss of existing or potential customers. In addition, even if there is no compromise of customer information, AgiiPlus could incur significant fines or lose the opportunity to support electronic payments from customers, which would limit the full effectiveness and efficiency of AgiiPlus’ payment processing.

AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries may receive complaints from their customers, or adverse publicity involving their spaces and services.

AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries face an inherent risk of complaints from their customers. AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries take complaints from their customers seriously and endeavor to reduce such complaints by implementing various remedial measures. Nevertheless, AgiiPlus cannot assure you that its subsidiaries, the VIE and the VIE’s subsidiaries can successfully prevent or address all complaints.

Any complaints or claims against AgiiPlus, its subsidiaries, the VIE, or the VIE’s subsidiaries, even if meritless and unsuccessful, may divert management attention and other resources from AgiiPlus’ business and adversely affect its business and operations. Customers may lose confidence in AgiiPlus and its brand, which may adversely affect AgiiPlus’ reputation, business and results of operations. Furthermore, negative publicity including but not limited to negative online reviews on social media and crowd-sourced review platforms, industry findings or media reports related to flexible workspace industry, whether or not accurate, and whether or not concerning Distrii workspaces, can adversely affect AgiiPlus’ business, results of operations and reputation.

Pending or future litigation could have a material and adverse impact on AgiiPlus’ business, financial condition and results of operations.

From time to time, AgiiPlus has been, and may in the future be, subject to lawsuits or other legal proceedings brought on by its customers, competitors, third-party business partners, government agencies or other entities against AgiiPlus, in matters relating to contractual disputes, real property disputes, and other disputes related to AgiiPlus’ business. At times, the outcomes of actions AgiiPlus institutes may not be successful or favorable to AgiiPlus. Lawsuits against AgiiPlus may also generate negative publicity that significantly harms its reputation, which may adversely affect AgiiPlus’ ability to expand its customer base. Claims against AgiiPlus, whether meritorious or not, could require significant expenses. In addition, managing and defending litigation and related indemnity obligations can significantly divert the attention of AgiiPlus’ management from operating its business. If any of these legal proceedings were to be determined adversely to AgiiPlus, or if AgiiPlus were to enter into settlement arrangements, AgiiPlus may be exposed to monetary damages or be forced to change the way in which AgiiPlus operates its business, which could have an adverse effect on AgiiPlus’ business, financial condition, results of operations and cash flows.

Upon the consummation of the Business Combination, PubCo, as the holding company of AgiiPlus, will become a publicly listed company and may face additional exposure to claims and lawsuits. These claims could divert management time and attention away from AgiiPlus’ business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, PubCo may elect or be forced to pay substantial damages if it is unsuccessful in its efforts to defend against these claims, which could harm its business, financial condition and results of operations.

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect AgiiPlus’ business and AgiiPlus’ financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy. Even before the outbreak of COVID-19, the global macroeconomic environment was facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit and the ongoing global trade disputes and tariffs. The growth of the Chinese economy has slowed down since 2012 compared to the previous decade and the trend may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 6.1% in 2019 and 2.3% in 2020. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there is uncertainty about the future relationship between China and the United States with respect to trade policies, treaties, government relations and tariffs between the two countries. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term.

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China’s economy remained relatively stable, China’s economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect AgiiPlus’ business, results of operations and financial condition.

If AgiiPlus or PubCo fails to implement and maintain an effective system of internal controls to remediate its material weaknesses over financial reporting, PubCo may be unable to accurately report its results of operations, meet its reporting obligations or prevent fraud, and investor confidence and the market price of PubCo’s ordinary shares may be materially and adversely affected.

Prior to the Business Combination, AgiiPlus has been a private company with limited accounting and financial reporting personnel and other resources with which AgiiPlus addresses its internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the audits of its consolidated financial statements included in this proxy statement/prospectus, AgiiPlus and its independent registered public accounting firm identified the following material weaknesses in its internal control over financial reporting. AgiiPlus’ independent registered public accounting firm has not conducted an audit of its internal control over financial reporting. The material weaknesses that have been identified relate to (i) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements to design, implement and operate key controls over financial reporting process to address complex technical accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, and (ii) lack of internal audit function to establish formal risk assessment process and internal control framework. Neither AgiiPlus nor its independent registered public accounting firm undertook a comprehensive assessment of its internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in its internal control over financial reporting. To remedy the identified material weaknesses, AgiiPlus has adopted and will adopt further measures to improve its internal control over financial reporting. AgiiPlus has implemented, and plans to continue to develop, a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work. AgiiPlus has recruited staffs with knowledge of U.S. GAAP and SEC regulations in its finance and accounting department. AgiiPlus has also supplemented and enhanced internal training and development programs for financial reporting personnel. Additionally, when entering into complex transactions, AgiiPlus will utilize a third party consultant for accounting services as additional resources. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AgiiPlus — Internal Control Over Financial Reporting.” However, AgiiPlus cannot assure you that these measures may fully address the material weaknesses and deficiencies in AgiiPlus’ internal control over financial reporting or that AgiiPlus may conclude that they have been fully remediated.

Upon completion of the Business Combination, PubCo will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that PubCo include a report from management on the effectiveness of PubCo’s internal control over financial reporting in PubCo’s annual report on Form 20-F beginning with PubCo’s annual report in PubCo’s second annual report on Form 20-F after becoming a public company. In addition, once PubCo ceases to be an “emerging growth company” as such term is defined in the JOBS Act, PubCo’s independent registered public accounting firm must attest to and report on the effectiveness of PubCo’s internal control over financial reporting. Moreover, even if PubCo’s management concludes that PubCo’s internal control over financial reporting is effective, PubCo’s independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with PubCo’s internal controls or the level at which PubCo’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from PubCo. In addition, after PubCo becomes a public company, PubCo’s reporting obligations may place a significant strain on PubCo’s management, operational and financial resources and systems for the foreseeable future. PubCo may be unable to timely complete its evaluation testing and any required remediation.

During the course of documenting and testing PubCo’s internal control procedures, in order to satisfy the requirements of Section 404, PubCo may identify other weaknesses and deficiencies in PubCo’s internal control over financial reporting. If PubCo fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, PubCo may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if PubCo fails to achieve and maintain an effective internal control environment, it could result in material misstatements in PubCo’s financial statements and could also impair PubCo’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, PubCo’s businesses, financial condition, results of operations and prospects, as well as the trading price of the ordinary shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose PubCo to increased risk of fraud or misuse of corporate assets and subject PubCo to potential delisting from the stock exchange on which PubCo lists, regulatory investigations and civil or criminal sanctions. PubCo may also be required to restate its financial statements from prior periods.

AgiiPlus has limited insurance coverage for the operations of its subsidiaries, the VIE and the VIE’s subsidiaries.

The insurance industry in China is still at an early stage of development, and insurance companies in China currently offer limited business-related insurance products. Although AgiiPlus has purchased property all-risks insurance and public liability insurance through its subsidiaries, these insurances might not be able to cover all the risks AgiiPlus is subject to, and certain insurance policies of AgiiPlus have expired and have not been renewed. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect AgiiPlus’ results of operations and financial condition.

PubCo will incur increased costs as a result of being a public company.

Upon completion of the Business Combination, PubCo will become a public company and expect to incur significant legal, accounting and other expenses. For example, as a result of becoming a public company, PubCo will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for it to obtain director and officer liability insurance, and PubCo may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, PubCo will incur additional costs associated with its public company reporting requirements. It may also be more difficult for PubCo to find qualified persons to serve on its Board of Directors or as executive officers.

After PubCo is no longer an “emerging growth company,” PubCo may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

PubCo’s securities may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect its auditors. The delisting and the cessation of trading of PubCo’s securities, or the treat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, any inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it’s not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange.

The Holding Foreign Companies Accountable Act, was enacted on December 18, 2020. Pursuant to the Holding Foreign Companies Accountable Act, if the SEC determines that AgiiPlus has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC must prohibit PubCo’s securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such designations as mandated under the HFCA Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future.

AgiiPlus’ financial statements contained elsewhere in this proxy statement/prospectus have been audited by MaloneBailey, LLP, an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen, China. MaloneBailey, LLP is a firm registered with the PCAOB, and is required by the United States laws to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. MaloneBailey, LLP has been inspected by the PCAOB on a regular basis and is not among the PCAOB-registered public accounting firms headquartered in China and Hong Kong that are subject to PCAOB's determination issued on December 16, 2021 of having been unable to inspect or investigate completely. However, according to Article 177 of the PRC Securities Law (last amended in December 2019), no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities in China. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. As a result, the audit working papers of AgiiPlus’ financial statements may not be inspected by the PCAOB without the approval of the PRC authorities, since the audit work was carried out by MaloneBailey, LLP with the collaboration of their China-based offices. PubCo’s securities may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors with a presence in China.

The SEC has announced that its staff is preparing a consolidated proposal for the rules regarding the implementation of the Holding Foreign Companies Accountable Act and to address the recommendations in the Report on Protecting United States Investors from Significant Risks from Chinese Companies, issued by the President’s Working Group on Financial Markets, or the PWG, on August 6, 2020. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the Holding Foreign Companies Accountable Act are uncertain. Such uncertainty could cause the market price of PubCo’s securities to be materially and adversely affected, and PubCo’s securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the Holding Foreign Companies Accountable Act. If PubCo’s securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase PubCo’s securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of PubCo’s securities.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of AgiiPlus’ independent registered public accounting firm. As a result, PubCo and its investors are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors with presence in China makes it more difficult to evaluate the effectiveness of AgiiPlus’ independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in PubCo’s securities to lose confidence in its audit procedures and reported financial information and the quality of its financial statements. If PubCo fails to meet the new listing standards before the deadline specified thereunder due to factors beyond its control, PubCo could face possible de-listing from the Nasdaq Stock Market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, PubCo’s securities from trading in the United States.

Certain industry data and information in this proxy statement/prospectus were obtained from third-party sources and were not independently verified by AgiiPlus.

This proxy statement/prospectus contains certain industry data and information obtained from third-party sources. AgiiPlus has not independently verified the data and information contained in such third-party publications and reports. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by AgiiPlus. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

Statistical data in these publications also include projections based on a number of assumptions. The flexible workspace industry may not grow at the rates projected by market data, or at all. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions. Material slowdown of the flexible workspace industry against the projected rates may have material and adverse effects on AgiiPlus’ business.

Risk Factors Relating to AgiiPlus’ Corporate Structure

PRC laws and regulations governing the businesses of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries and the validity of certain of AgiiPlus’ contractual arrangements are uncertain. If AgiiPlus is found to be in violation, AgiiPlus could be subject to sanctions. In addition, changes in PRC laws and regulations or changes in interpretations thereof may materially and adversely affect the business of AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries.

Current PRC laws and regulations place certain restrictions and conditions on foreign ownership of certain areas of businesses. For example, pursuant to the Negative List, the ultimate foreign equity ownership in a value-added telecommunications services provider (not including e-commerce services provider) may not exceed 50%.

Accordingly, none of our subsidiaries is eligible to provide value-added telecommunications services, which foreign-owned companies are or restricted from conducting in China. To comply with PRC laws and regulations, AgiiPlus conducts such business activities through the VIE and the VIE’s subsidiaries in China. Tangtangjia Business Consulting has entered into contractual arrangements with the VIE and its shareholders, and such contractual arrangements enable AgiiPlus to exercise effective control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in AgiiPlus’ VIE when and to the extent permitted by PRC law. AgiiPlus has evaluated the guidance on FASB ASC 810 and concluded that AgiiPlus is the primary beneficiary of the VIE because of these contractual arrangements. Accordingly, under US GAAP, the financial statements of AgiiPlus’ VIE are consolidated as part of AgiiPlus’ financial statements.

However, AgiiPlus is a Cayman Islands holding company with no equity interests in the VIE and AgiiPlus conducts its operations in China through (i) its PRC subsidiaries and (ii) the VIE, with which AgiiPlus has maintained contractual arrangements, and the VIE’s subsidiaries. Investors in PubCo’s securities thus are not purchasing equity interest in our consolidated affiliated entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that AgiiPlus’ contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, AgiiPlus and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. AgiiPlus’ holding company in the Cayman Islands, AgiiPlus’ VIE, and investors of PubCo face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with AgiiPlus’ VIE and, consequently, affect the financial performance of AgiiPlus’ VIE and AgiiPlus as a group.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing the business of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries, or the enforcement and performance of our contractual arrangements with AgiiPlus’ VIE, including but not limited to Tangtangjia Information Technology and its shareholders. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, AgiiPlus cannot assure you that AgiiPlus, its subsidiaries, the VIE, and the VIE’s subsidiaries would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on the business of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries, and their reputation.

Although AgiiPlus believes that AgiiPlus, its PRC subsidiaries, and the VIE are not in violation of current PRC laws and regulations, AgiiPlus cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that AgiiPlus or the VIE do not comply with applicable law, it could revoke the business and operating licenses of AgiiPlus’ VIE, require AgiiPlus’ VIE to discontinue or restrict the operations of AgiiPlus’ VIE, restrict the right to collect revenues of AgiiPlus’ VIE, block the websites of AgiiPlus’ VIE, require AgiiPlus’ VIE to restructure its operations, impose additional conditions or requirements with which AgiiPlus’ VIE may not be able to comply, impose restrictions on the business operations of AgiiPlus’ VIE or on its customers, or take other regulatory or enforcement actions against AgiiPlus’ VIE that could be harmful to its business. Any of these or similar occurrences could significantly disrupt AgiiPlus’ or AgiiPlus’ VIE’s business operations or restrict AgiiPlus’ VIE from conducting a substantial portion of its business operations, which could materially and adversely affect AgiiPlus’ VIE’s business, financial condition and results of operations. If any of these occurrences results in AgiiPlus’ inability to direct the activities of the VIE that most significantly impact its economic performance, and/or AgiiPlus’ failure to receive the economic benefits from the VIE, AgiiPlus may not be able to consolidate these entities in its consolidated financial statements in accordance with U.S. GAAP. In addition, PubCo’s securities may decline in value or become worthless if AgiiPlus is unable to assert its contractual control rights over the assets of AgiiPlus’ PRC subsidiaries that conduct all or substantially all of its operations.

AgiiPlus relies on contractual arrangements with the VIE and VIE’s shareholders for certain portion of AgiiPlus’ business operations. These arrangements may not be as effective as direct ownership in providing operational control.

AgiiPlus has relied and expects to continue relying on contractual arrangements with the VIE and VIE’s shareholders to operate a certain portion of its business in China. The revenues contributed by AgiiPlus’ VIE and the VIE’s subsidiaries constituted approximately 0.57%, 2.07% and 5.51% of AgiiPlus’ net revenue for the fiscal years ended December 31, 2019, and 2020 and the six months ended June 30, 2021, respectively. Assets held by AgiiPlus’ VIE and the VIE’s subsidiaries constituted approximately 0.14%, 0.29% and 0.43% to AgiiPlus’ assets for the fiscal years ended December 31, 2019, and 2020 and the six months ended June 30, 2021, respectively.

These contractual arrangements may not be as effective as direct ownership in providing AgiiPlus with control over the VIE. For example, AgiiPlus’ VIE and its shareholders could breach their contractual arrangements with AgiiPlus by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to AgiiPlus’ interests. If AgiiPlus had direct ownership of the VIE, AgiiPlus would be able to exercise its rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, AgiiPlus relies on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of AgiiPlus’ VIE may not act in the best interests of AgiiPlus or may not perform their obligations under these contracts. Such risks exist throughout the period in which AgiiPlus intends to operate certain portions of its business through the contractual arrangements with the VIE.

If AgiiPlus’ VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, AgiiPlus may have to incur substantial costs and expend additional resources to enforce such arrangements. For example, if the VIE’s shareholders of AgiiPlus refuse to transfer their equity interest in AgiiPlus’ VIE to AgiiPlus or its designee if AgiiPlus exercises the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward AgiiPlus, then AgiiPlus may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in AgiiPlus’ VIE, AgiiPlus’ ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of AgiiPlus’ VIE and third parties were to impair AgiiPlus’ control over AgiiPlus’ VIE, AgiiPlus’ ability to consolidate the financial results of the VIE and VIE’s subsidiaries would be affected.

If the PRC government determines that the contractual arrangements constituting part of AgiiPlus’ VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, AgiiPlus may be unable to assert its contractual rights over the assets of AgiiPlus’ VIE and the VIE’s subsidiaries, and PubCo’s ordinary shares may decline in value.

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to variable interest entities. There are currently no relevant laws or regulations in the PRC that prohibit companies whose entity interests are within the PRC from listing on overseas stock exchanges. Although AgiiPlus believes that its corporate structure and contractual arrangements comply with current applicable PRC laws and regulations, in the event that PRC government determines that the contractual arrangements constituting part of AgiiPlus’ VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, AgiiPlus may be unable to assert its contractual rights over the assets of the VIE and the VIE’s subsidiaries, and PubCo’s ordinary shares may decline in value. Additionally, PubCo’s ordinary shares may decline in value or become worthless if AgiiPlus is unable to assert its contractual control rights over the assets of AgiiPlus’ PRC subsidiaries that conduct all or substantially all of AgiiPlus’ business operations.

The shareholders of AgiiPlus’ VIE may have actual or potential conflicts of interest with AgiiPlus.

As of the date of this proxy statement/prospectus, AgiiPlus is not aware of any conflicts between the shareholders of AgiiPlus’ VIE and AgiiPlus. However, the shareholders of AgiiPlus’ VIE may have actual or potential conflicts of interest with AgiiPlus in the future. These shareholders may refuse to sign or breach, or cause AgiiPlus’ VIE to breach, or refuse to renew, the existing contractual arrangements AgiiPlus has with them and AgiiPlus’ VIE, which would have a material and adverse effect on AgiiPlus’ ability to effectively control the VIE and receive economic benefits from them. For example, the shareholders may be able to cause AgiiPlus’ agreements with the VIE to be performed in a manner adverse to AgiiPlus by, among other things, failing to remit payments due under the contractual arrangements to AgiiPlus on a timely basis. AgiiPlus cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of AgiiPlus or such conflicts will be resolved in AgiiPlus’ favor. Currently, AgiiPlus does not have any arrangements to address potential conflicts of interest between these shareholders and AgiiPlus. If AgiiPlus cannot resolve any conflict of interest or dispute between AgiiPlus and these shareholders, AgiiPlus would have to rely on legal proceedings, which could result in disruption of AgiiPlus’ business and subject AgiiPlus to substantial uncertainty as to the outcome of any such legal proceedings.

AgiiPlus may lose the ability to use and enjoy assets held by AgiiPlus’ VIE that are material to the operation of certain portion of its business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of AgiiPlus’ contractual arrangements with AgiiPlus’ VIE, the entity holds certain assets that are material to the operation of certain portion of AgiiPlus’ business, including permits, domain names and IP rights. If AgiiPlus’ VIE goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, AgiiPlus may be unable to continue some or all of its business activities, which could adversely affect AgiiPlus’ business, financial condition and results of operations. Under the contractual arrangements, AgiiPlus’ VIE may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If AgiiPlus’ VIE undergoes a voluntary or involuntary liquidation proceeding, the independent third party creditors may claim rights to some or all of these assets, thereby hindering AgiiPlus’ ability to operate a certain portion of its business, which could adversely affect AgiiPlus’ business, financial condition and results of operations.

Contractual arrangements in relation to AgiiPlus’ VIE may be subject to scrutiny by the PRC tax authorities and they may determine that AgiiPlus or AgiiPlus’ VIE owe additional taxes, which could negatively affect AgiiPlus’ financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. AgiiPlus could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of AgiiPlus’ VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by AgiiPlus’ VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing AgiiPlus’ PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on AgiiPlus’ VIE for the adjusted but unpaid taxes according to the applicable regulations. AgiiPlus’ financial position could be adversely affected if the tax liabilities of the VIE increase or if they are required to pay late payment fees and other penalties.

AgiiPlus may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIE, which could severely disrupt AgiiPlus’ business, render it unable to conduct some of its business operations and constrain its growth.

AgiiPlus relies on contractual arrangements with the VIE to use, or otherwise benefit from, certain foreign restricted licenses and permits that it needs or may need in the future as its business continues to expand. The contractual arrangements contain terms that specifically obligate the VIE’s shareholders to ensure the valid existence of the VIE and restrict the disposal of material assets of the VIE. However, in the event the VIE’s shareholders breach the terms of these contractual arrangements and voluntarily liquidate AgiiPlus’ VIE, or AgiiPlus’ VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or is otherwise disposed of without AgiiPlus’ consent, AgiiPlus may be unable to conduct some of AgiiPlus’ business operations or otherwise benefit from the assets held by the VIE, which could have an adverse effect on AgiiPlus’ business, financial condition and results of operations. Furthermore, if AgiiPlus’ VIE undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIE, thereby hindering AgiiPlus’ ability to operate a certain portion of its business.

Risks Factors Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on AgiiPlus’ business and operations.

A substantial majority of AgiiPlus’ assets and operations are located in China. Accordingly, the business of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries, and AgiiPlus’ financial condition and results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, foreign exchange control and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect the business of AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries, and AgiiPlus’ operating results, leading to a reduction in demand for services offered by AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries, and adversely affect AgiiPlus’ competitive position. The COVID-19 pandemic had a severe and negative impact on the Chinese and global economy in 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on AgiiPlus. For example, AgiiPlus’ financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect the business of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries, and AgiiPlus’ operating results. In addition, many customers of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries are concentrated in major metropolitan areas, therefore an economic downturn in any of these areas may materially and adversely affect these entities’ business.

Furthermore, AgiiPlus, AgiiPlus’ subsidiaries, and AgiiPlus’ VIE and the VIE’s subsidiaries, and investors may face uncertainty about future actions by the government of China that could significantly affect the financial performance and operations of AgiiPlus’ VIE and the VIE’s subsidiaries, including the enforceability of the contractual arrangements. AgiiPlus cannot assure you that the PRC government will not initiate possible governmental actions or scrutiny to AgiiPlus, which could substantially affect AgiiPlus’ operation and the value of PubCo’s ordinary shares may depreciate quickly. China’s economic, political and social conditions, as well as interventions and influences of any government policies, laws and regulations are uncertain and could have a material adverse effect on the business of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries.

Uncertainties with respect to the PRC legal system, regulations and enforcement policies could adversely affect AgiiPlus.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection AgiiPlus enjoys. These uncertainties may affect AgiiPlus’ judgment on the relevance of legal requirements and AgiiPlus’ ability to enforce its contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from AgiiPlus.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, AgiiPlus may not be aware of its violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

New laws and regulations may be enacted from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to businesses of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules and guidelines governing new economy companies with respect to a wide range of issues, such as intellectual property, unfair competition and antitrust, privacy and data protection, and other matters. Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and AgiiPlus’ financial resources, bring negative publicity, subject AgiiPlus to liabilities or administrative penalties, or materially and adversely affect AgiiPlus’ business, financial condition, results of operations, and the value of PubCo’s securities. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could hinder PubCo’s ability to offer or continue to offer the securities, result in a material adverse change to the business operations of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries, and damage AgiiPlus’ reputation. In such event, AgiiPlus’ financial condition and results of operations may be materially and adversely affected, and PubCo’s securities may significantly decline in value or become worthless.

Specifically, AgiiPlus is subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, limitations on foreign ownership of flexible workspace operators, regulatory review of overseas listing of PRC companies through special purpose vehicles, and the validity and enforcement of the VIE contractual arrangements. AgiiPlus is also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in AgiiPlus’ operations, and the value of PubCo’s ordinary shares may depreciate significantly or become worthless. See “Risk Factors — Risk Factors Relating to AgiiPlus’ Corporate Structure.”

The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with this transaction under PRC rules, regulations or policies, and, if required, AgiiPlus cannot predict whether or how soon it will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and implementation of the regulations remain unclear.

In addition, the PRC government authorities may strengthen oversight over offerings that are conducted overseas. For instance, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by PRC companies. Effective measures, such as promoting the construction of relevant regulatory systems, are to be taken to deal with the risks and incidents of China-based overseas-listed companies, cybersecurity and data privacy protection requirements and similar matters. The Measures for Cybersecurity Review issued by the CAC and other related authorities on January 4, 2022 also required that, among others, “critical information infrastructure” or internet platform operator holding over one million users’ personal information to apply for a cybersecurity review before any listing at a foreign country. In addition, the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services or data processing affect or may affect national security. These statements and regulations are recently issued and there remain substantial uncertainties about their interpretation and implementation. The Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), issued by the CSRC on December 24, 2021, required a PRC domestic enterprise which intends to complete a direct or indirect overseas issuance and listing of securities to complete the filing procedures with the CSRC within three working days after it submits its listing applications, within three working days after it completes its issuance of securities, and under certain other circumstances.

AgiiPlus currently does not hold personal information of over one million users. Therefore, AgiiPlus believes it is not required to apply for cybersecurity review. However, the Measures for Cybersecurity Review were newly adopted and their implementation and interpretation are subject to uncertainties, and AgiiPlus cannot rule out the possibility that the relevant governmental authorities may launch cybersecurity review on AgiiPlus at their discretion. Moreover, if the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) are adopted into law in the future, AgiiPlus may become subject to the relevant filings with the CSRC. Certain internet platforms in China have been reportedly subject to heightened regulatory scrutiny in relation to cybersecurity matters. Also, the filings for overseas issuance and listing of securities may be required, the details of which, such as the retroactive effects, are still to be clarified.

AgiiPlus believes that, as of the date of this proxy statement/prospectus, AgiiPlus’ PRC subsidiaries, the VIE, and the VIE’s subsidiaries are not required to obtain any permission from PRC authorities to operate and issue securities to foreign investors, including permissions from the CSRC or CAC to issue securities to foreign investors and have not received or were denied such permissions by any PRC authorities. However, if AgiiPlus later finds out that it was required to obtain such permissions or approvals in the future in connection with the listing or continued listing of PubCo’s securities on a stock exchange outside of Hong Kong or Mainland China, it is uncertain how long it will take for AgiiPlus to obtain such approval, and, even if AgiiPlus obtains such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of Hong Kong or Mainland China may subject AgiiPlus to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against AgiiPlus, and other forms of sanctions, and AgiiPlus’ ability to conduct its business, invest into China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

Regulation and censorship of information disseminated over the internet in China may adversely affect AgiiPlus’ business and reputation and subject AgiiPlus to liability for information displayed on AgiiPlus’ website.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites or other internet platforms. The website or platform operator may also be held liable for such censored information displayed on or linked to the websites or platforms. If AgiiPlus’ website or internet platform is found to be in violation of any such requirements, AgiiPlus may be penalized by relevant authorities, and AgiiPlus’ operations or reputation could be adversely affected.

Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of AgiiPlus’ current corporate structure, corporate governance, and operations.

On March 15, 2019, the PRC National People’s Congress approved the PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council of the People’s Republic of China, or the State Council, approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The PRC Foreign Investment Law and its Implementation Rules embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since the PRC Foreign Investment Law is relatively new, substantial uncertainties exist with respect to its interpretation and implementation.

The VIE structure has been adopted by many PRC-based companies, including AgiiPlus, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “— Risks Related to AgiiPlus’ Corporate Structure” and “Business of AgiiPlus — Contractual Arrangements with AgiiPlus’ VIE and Its Shareholders.” Under the PRC Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. In addition, the definition contains a catch-all provision providing that investments made by foreign investors through other methods specified in laws or administrative regulations or other methods prescribed by the State Council, which leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a method of foreign investment. Given the foregoing, it is uncertain whether AgiiPlus’ contractual arrangements will be deemed to be in violation of the market entry clearance requirements for foreign investment under the PRC laws and regulations.

The PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” issued by the State Council. A foreign invested enterprise under PRC law, or an FIE, would not be allowed to make investments in prohibited industries in the “negative list,” while the FIE must satisfy certain conditions stipulated in the “negative list” for investment in restricted industries. It is uncertain whether the flexible workspace industry, in which AgiiPlus’ VIE and the VIE’s subsidiaries operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued in the future. Moreover, the PRC Foreign Investment Law does not indicate what actions must be taken by existing companies with a VIE structure to obtain the market entry clearance if such structure would be deemed as a method of foreign investment. If AgiiPlus’ VIE structure would be deemed as a method of foreign investment, and any business operation of the VIE or the VIE’s subsidiaries would fall in the “negative list,” and if the interpretation and implementation of the PRC Foreign Investment Law and the final “negative list” mandate further actions, such as market entry clearance granted by the PRC Ministry of Commerce, to be completed by companies with an existing VIE structure like AgiiPlus, AgiiPlus faces uncertainties as to whether such clearance can be timely obtained, or at all. There are uncertainties as to how the PRC Foreign Investment Law would be further interpreted and implemented. AgiiPlus cannot assure you that the interpretation and implementation of the PRC Foreign Investment Law made by the relevant governmental authorities in the future will not materially impact the viability of AgiiPlus’ current corporate structure, corporate governance and business operations in any aspect.

The Chinese government exerts substantial influence over the manner in which AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries must conduct their business activities. If the Chinese government significantly regulates these entities’ business operations in the future and they are not able to substantially comply with such regulations, these entities’ business operations may be materially adversely affected and the value of PubCo’s ordinary shares may significantly decrease.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on AgiiPlus’ part to ensure its compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require AgiiPlus to divest itself of any interest AgiiPlus then holds in Chinese properties.

As such, business operations of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries, and the flexible workspace industry may be subject to various government and regulatory interference in the provinces in which these entities operate. AgiiPlus, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. AgiiPlus may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In the event that AgiiPlus, AgiiPlus’ subsidiaries, the VIE, or the VIE’s subsidiaries are not able to substantially comply with any existing or newly adopted laws and regulations, its business operations may be materially adversely affected and the value of PubCo’s ordinary shares may significantly decrease.

Furthermore, the PRC government authorities may strengthen oversight and control over offerings and/or listings that are conducted overseas and/or foreign investment in China-based issuers like AgiiPlus. Such actions taken by the PRC government authorities may intervene or influence operations of AgiiPlus’ PRC subsidiaries, VIE, or VIE’s subsidiaries at any time, which are beyond its control. Therefore, any such action may adversely affect the operations of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries, and result in material change in these entities’ operations and/or the value of PubCo’s securities. In addition, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder PubCo’s ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

Any lack of requisite approvals, licenses or permits applicable to the business of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries may materially adversely affect these entities’ business, financial condition and results of operations.

In accordance with the laws and regulations in jurisdictions in which AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries operate, these entities must obtain or maintain various approvals, licenses and permits to operate its business, including but not limited to business license, fire prevention as-built acceptance check and filing for Distrii workspaces, Construction Enterprise Qualification Certificate, filing for Real Estate Agent, value-added telecommunications license and other approvals, and licenses and permits for the operation of the Shanghai Zhiban’s online service platform MaxOffice. These approvals, licenses and permits require satisfactory compliance with, among other things, the applicable laws and regulations.

If AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries fail to obtain the necessary licenses, permits and approvals, these entities may be subject to fines, confiscation of revenues generated from incompliance operations or the suspension of relevant operations. AgiiPlus may also experience adverse publicity arising from such non-compliance with government regulations that negatively impact AgiiPlus’ brand. AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries may experience difficulties or failures in obtaining the necessary approvals, licenses and permits for new spaces or new service offerings.

If AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries fails to obtain the material licenses, AgiiPlus’ expansion plans may be delayed. In addition, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries may not obtain, renew and/or convert all of the approvals, licenses and permits required for these entities’ existing business upon expiration of such approvals, licenses and permits in a timely manner or at all, which could adversely affect the operations of these entities.

Some of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries have not obtained certain approvals, licenses and permits that may be required for some aspects of their business operations. For example:

•        The required built acceptance check on fire prevention, construction permits and completion acceptance certificates for certain Distrii workspaces have not been obtained. Such spaces that fail to complete built acceptance check on fire prevention, construction permit or completion acceptance certificate as required by relevant laws and regulations may be ordered by the relevant government authorities to cease business. As a result, AgiiPlus’ subsidiaries operating these Distrii workspaces may be subject to fines and any illegal gains may be confiscated.

•        Pursuant to the Real Estate Brokerage Administrative Measures, to qualify as a real estate brokerage institution, an entity and its branches should have a sufficient number of qualified real estate brokers and file with relevant local real estate administrative authority within 30 days after obtaining its business license. As of the date of this proxy statement/prospectus, Beijing Huiying Real Estate Agency Co., Ltd. and Beijing Tangtang Huiying Real Estate Agency Co., Ltd. have not completed such filing with the relevant local real estate administrative authorities because the local real estate administrative authorities do not process such filing applications for the time being. Beijing Huiying Real Estate Agency Co., Ltd. and Beijing Tangtang Huiying Real Estate Agency Co., Ltd. may be subject to penalties or other governmental sanctions for such failures.

•        Certain AgiiPlus’ subsidiaries have not obtained food operation licenses for some spaces which offer food or beverage products, and these subsidiaries are in the process of obtaining such food operation licenses for these spaces. Relevant government authorities may confiscate the income of these spaces since commencing operation, food and beverage products sold at these stores, and any raw materials and equipment used in store operation, and may impose fines based on the value of the food and beverage products sold at each store (if the value of the food and beverage products is less than RMB10,000, a fine up to RMB100,000 may be imposed, and if the value of the food and beverage products is more than RMB10,000, a fine up to 20 times of such value may be imposed).

As of the date of this proxy statement/prospectus, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries have not received any notice of warning or been subject to any material penalties or other disciplinary action from the relevant governmental authorities for lack of licenses, approvals and permits. However, AgiiPlus cannot assure you that AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries will not be subject to any warning, investigations or penalties in the future. If the PRC government deems any of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries as operating without proper approvals, licenses or permits, promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of the business of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries, these entities may be required to apply for additional approvals, license or permits, or become subject to various penalties, including fines, termination or restrictions of part of the business of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries, or revoking of business licenses held by these entities, which may materially and adversely affect AgiiPlus’ business, financial conditions and results of operations.

Failure to comply with PRC laws and regulations on leased property may expose AgiiPlus’ subsidiaries to potential fines and negatively affect their ability to use their leased properties.

The leasehold interests of AgiiPlus’ subsidiaries in leased properties (including leased properties for its Distrii workspaces) have not been registered with the relevant PRC government authorities as required by PRC law, which may expose AgiiPlus’ subsidiaries to potential fines if they fail to remediate after receiving any notice from the relevant PRC government authorities. Reasons for failing to complete the registration and filing of lease agreements include:

•        lessors failed to provide necessary documents to AgiiPlus’ subsidiaries to register the leases with the local government authorities; and

•        certain local regulatory authorities do not process certain leases registration applications.

Failure to complete lease registration for a lease agreement typically does not affect the legal effectiveness of such agreement according to PRC law, but relevant real estate administrative authorities may require the parties to the lease agreement to complete lease registration within a prescribed period of time, and the failure to do so may result in fines from RMB1,000 to RMB10,000 for each of such lease agreements.

Property owners, government authorities or other third parties could challenge rights of AgiiPlus’ subsidiaries to use properties leased by AgiiPlus’ subsidiaries, which may disrupt these entities’ operations and incur relocation costs.

Certain lessors of properties leased by AgiiPlus’ subsidiaries in China have not provided AgiiPlus’ subsidiaries with valid title certificates or proof of authorization to lease those properties to AgiiPlus’ subsidiaries. If lessors of AgiiPlus’ subsidiaries are not the owners of the properties or they have not obtained consents from the owners, their lessors, or their mortgagees, or permits from the relevant government authorities, leases of AgiiPlus’ subsidiaries could be invalidated or AgiiPlus’ subsidiaries may be required by the mortgagees to vacate the properties. The use of leased properties by AgiiPlus’ subsidiaries may also be challenged by other various reasons, such as restrictions imposed by laws, regulations or policies based on the nature or usage of certain leased properties. In addition, certain PRC subsidiaries of AgiiPlus do not operate their business from their registered addresses.

As of the date of this proxy statement/prospectus, AgiiPlus are not aware of any actions, claims or investigations threatened against AgiiPlus, AgiiPlus’ subsidiaries, or lessors of AgiiPlus’ subsidiaries with respect to the defects in leasehold interests of AgiiPlus’ subsidiaries that may materially and adversely affect AgiiPlus’ business, financial conditions and results of operations. However, if any leases of AgiiPlus’ subsidiaries is terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, the operations of AgiiPlus’ subsidiaries may be interrupted, and they would incur relocation costs. Moreover, if third parties challenge lease agreements of AgiiPlus’ subsidiaries, AgiiPlus’ subsidiaries could incur time, attention and costs associated with defending such actions, even if such challenges are ultimately determined in their favor.

AgiiPlus may rely on dividends and other distributions on equity paid by AgiiPlus’ PRC subsidiaries to fund any cash and financing requirements AgiiPlus may have, and any limitation on the ability of AgiiPlus’ PRC subsidiaries to make payments to AgiiPlus could have a material and adverse effect on AgiiPlus’ ability to conduct its business.

AgiiPlus is a Cayman Islands holding company and conducts all of its business through its operating subsidiaries, VIE and the VIE’s subsidiaries. AgiiPlus relies principally on dividends and other distributions on equity from its PRC subsidiaries for its cash requirements, including for services of any debt AgiiPlus may incur.

AgiiPlus’ PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit AgiiPlus’ PRC subsidiaries to pay dividends to its respective shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. If AgiiPlus’ PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to AgiiPlus. Any limitation on the ability of AgiiPlus’ PRC subsidiaries to distribute dividends or other payments to its respective shareholders could materially and adversely limit AgiiPlus’ ability to grow, make investments or acquisitions that could be beneficial to AgiiPlus’ business, pay dividends or otherwise fund and conduct AgiiPlus’ business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

Fluctuations in exchange rates could have a material adverse impact on AgiiPlus’ results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies, among other things. AgiiPlus cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant fluctuation of the Renminbi may have a material adverse effect on your investment. For example, to the extent that AgiiPlus needs to convert U.S. dollars into Renminbi for its operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount AgiiPlus would receive from the conversion. Conversely, if AgiiPlus decides to convert its Renminbi into U.S. dollars for the purpose of making payments for dividends on PubCo’s ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to AgiiPlus.

Very limited hedging options are available in China to reduce AgiiPlus’ exposure to exchange rate fluctuations. To date, AgiiPlus has not entered into any material hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While AgiiPlus may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and AgiiPlus may not be able to adequately hedge its exposure or at all. In addition, AgiiPlus’ currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit AgiiPlus’ ability to utilize its revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. AgiiPlus receives a significant portion of its revenues in Renminbi. Under AgiiPlus’ current corporate structure, AgiiPlus may rely on dividend payments from AgiiPlus’ PRC subsidiaries to fund any cash and financing requirements it may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of AgiiPlus’ PRC subsidiaries in China may be used to pay dividends to AgiiPlus.

However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, AgiiPlus needs to obtain SAFE approval to use cash generated from the operations of AgiiPlus’ PRC subsidiaries and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

The PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. Shanghai Distrii Technology Development Co., Ltd. has obtained an approval from the Ministry of Commerce but has not obtained approval or completed record filing procedures required by the National Development and Reform Commission, or the NDRC and SAFE with respect to the establishment of Distrii Singapore PTE. LTD., which is a wholly-owned subsidiary of Shanghai Distrii. If any of AgiiPlus’ shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents AgiiPlus from obtaining sufficient foreign currencies to satisfy AgiiPlus’ foreign currency demands, PubCo may not be able to pay dividends in foreign currencies to its shareholders, including holders of PubCo’s ordinary shares.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of the Business Combination to make loans or additional capital contributions to AgiiPlus’ PRC subsidiaries, which could materially and adversely affect AgiiPlus’ liquidity and AgiiPlus’ ability to fund and expand AgiiPlus’ business.

Any funds AgiiPlus transfers to its PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to AgiiPlus’ PRC subsidiaries are subject to the approval of or report investment information to the MOFCOM or their respective local branches and registration with a local bank authorized by the SAFE. In addition, any foreign loan procured by AgiiPlus’ PRC subsidiaries cannot exceed statutory limits and is required to be registered with SAFE or its respective local branches. Any medium or long-term loan to be provided by AgiiPlus to the VIE must be registered with the National Development and Reform Commission, or NDRC, and the SAFE or its local branches. AgiiPlus may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by AgiiPlus to its PRC subsidiaries. If AgiiPlus fails to complete such registrations, its ability to use the proceeds to be received from the Business Combination and to capitalize its PRC operations may be negatively affected, which could adversely affect its liquidity and its ability to fund and expand business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit AgiiPlus’ ability to use Renminbi converted from the proceeds to be received from the Business Combination, to fund the establishment of new entities in China by AgiiPlus’ VIE, to invest in or acquire any other PRC companies through AgiiPlus’ PRC subsidiaries, or to establish new consolidated VIE in China, which may adversely affect AgiiPlus’ business, financial condition and results of operations.

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, AgiiPlus cannot assure you that AgiiPlus will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by AgiiPlus to its PRC subsidiaries or with respect to future capital contributions by AgiiPlus to its PRC subsidiaries. If AgiiPlus fails to complete such registrations or obtain such approvals, AgiiPlus’ ability to use the proceeds from this Business Combination and to capitalize or otherwise fund AgiiPlus’ PRC operations may be negatively affected, which could materially and adversely affect AgiiPlus’ liquidity and AgiiPlus’ ability to fund and expand its business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject AgiiPlus’ PRC resident beneficial owners or AgiiPlus’ PRC subsidiaries to liability or penalties, limit AgiiPlus’ ability to inject capital into AgiiPlus’ PRC subsidiaries, limit AgiiPlus’ PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to AgiiPlus’ shareholders who are PRC residents and may be applicable to any offshore acquisitions that AgiiPlus make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. If AgiiPlus’ shareholders who are PRC residents or entities fail to make the required registration or to update the previously filed registration, AgiiPlus’ PRC subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and AgiiPlus may be restricted in its ability to contribute additional capital to its PRC subsidiaries. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

AgiiPlus has used its best efforts to request PRC residents who AgiiPlus knows hold direct or indirect interest in the Company to make the necessary applications, filings and registrations as required under SAFE Circular 37. As of the date of this proxy statement/prospectus, Dr. Jing Hu and 7 other PRC residents known to AgiiPlus that currently hold direct or indirect ownership interests in our Company have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. AgiiPlus cannot assure you, however, that all of these individuals may continue to make required filings or updates in a timely manner, or at all. AgiiPlus can provide no assurance that AgiiPlus is or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in AgiiPlus. Any failure or inability by such individuals to comply with SAFE regulations may subject AgiiPlus to fines or legal sanctions, restrict AgiiPlus’ cross-border investment activities, and limit AgiiPlus’ PRC subsidiaries’ ability to distribute dividends to us. As a result, AgiiPlus’ business operations and AgiiPlus’ ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, AgiiPlus may be subject to a more stringent review and approval process with respect to its foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect AgiiPlus’ financial condition and results of operations. In addition, if AgiiPlus decides to acquire a PRC domestic company, AgiiPlus cannot assure you that AgiiPlus or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict AgiiPlus’ ability to implement its acquisition strategy and could adversely affect its business and prospects.

AgiiPlus faces uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

AgiiPlus faces uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in AgiiPlus’ offshore subsidiaries and investments. AgiiPlus may be subject to filing obligations or taxed if AgiiPlus is transferor in such transactions, and may be subject to withholding obligations if AgiiPlus is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in AgiiPlus by investors who are non-PRC resident enterprises, AgiiPlus’ PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, AgiiPlus may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom AgiiPlus purchases taxable assets to comply with these circulars, or to establish that AgiiPlus should not be taxed under these circulars, which may have a material adverse effect on AgiiPlus’ financial condition and results of operations.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for AgiiPlus to pursue growth through acquisitions in China.

Among other things, the M&A Rules adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law requires that the anti-monopoly law enforcement authority shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the State Council that became effective in March 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

In the future, AgiiPlus may grow its business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit AgiiPlus’ ability to complete such transactions, which could affect AgiiPlus’ ability to expand its business or maintain its market share.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject AgiiPlus to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, AgiiPlus cannot assure you that AgiiPlus will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

If PubCo is classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to PubCo and its non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC;

(ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board customers or senior executives habitually reside in the PRC.

PubCo believes it is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that PubCo is a PRC resident enterprise for enterprise income tax purposes, PubCo would be subject to PRC enterprise income tax on PubCo’s worldwide income at the rate of 25%. Furthermore, PubCo would be required to withhold a 10% tax from dividends PubCo pays to its shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if PubCo is deemed a PRC resident enterprise, dividends paid to PubCo’s non-PRC individual shareholders and any gain realized on the transfer of the ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of PubCo would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that PubCo is treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries may be required to make additional contributions of social insurance and housing fund and be subject to late payments and fines imposed by relevant governmental authorities.

AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of employees of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties.

As of the date of this proxy statement/prospectus, adequate contributions to the above employee benefits have not been made for some employees of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries. AgiiPlus cannot assure you that the relevant government authorities will not require AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries to pay the outstanding amount and impose late fees or fines on these entities. If these entities fail to make the outstanding social insurance and housing fund contributions within the prescribed time frame, they may be subject to fines and late payment fees, and AgiiPlus’ financial conditions may be adversely affected.

The employment practices of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries may be adversely impacted under the labor contract law of the PRC.

The PRC Standing Committee National People’s Congress promulgated the labor contract law of the PRC, or the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, and the State Council promulgated implementing rules for the Labor Contract Law on September 18, 2008. The Labor Contract Law and the implementing rules impose requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of employment contracts. The interpretation and implementation of these regulations are still evolving. The employment practices of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries may violate the Labor Contract Law and related regulations and these entities could be subject to penalties, fines or legal fees as a result. If AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries violate relevant laws and regulations, these entities may be subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, and AgiiPlus’ business, financial condition and results of operations may be adversely affected.

AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries may be liable for improper use or appropriation of personal information provided by customers of these entities and any failure to comply with PRC laws and regulations over data security could result in materially adverse impact on AgiiPlus’ business and results of operations.

The business of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries involves collecting and retaining certain internal and customer data. AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries also maintain information about various aspects of their operations as well as regarding their employees. The integrity and protection of customer, employee and company data is critical to the business of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries. Customers and employees of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries expect that these entities will adequately protect their personal information. AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries are required by applicable laws to keep strictly confidential the personal information that it collects, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained in performing duties or providing services or obtaining such information through theft or other illegal ways. The Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC on November 7, 2016, or Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Network operators shall inform the users of the type, purpose and method of processing and collecting of the personal information to be processed. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation, have been increasingly focused on regulation in data security and data protection.

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations, including the Method for Identifying the Illegal Collection and Use of Personal Information by Apps and the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications issued by the Cyberspace Administration of China and several other regulatory bodies in 2019 and 2021 respectively, the Practical Guide to Cyber Security Standards: Guide to Self-evaluation of Collection and Use of Personal Information by Mobile Internet Applications (Apps) and the revised Personal Information Security Specification published by the National Information Security Standardization Technical Committee in 2020. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

On January 4, 2022, the Cyberspace Administration of China and other related authorities released the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which will come into effect on February 15, 2022 and replace the current Measures for Cybersecurity Review after it becomes effective. The Cybersecurity Review Measures proposes the following key changes:

•        companies who are engaged in data processing are also subject to the regulatory scope;

•        the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism;

•        the internet platform operator holding more than one million users/users’ (which to be further specified) personal information and seeking a listing outside China shall file for cybersecurity review with the Cybersecurity Review Office; and

•        the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process.

AgiiPlus currently does not hold personal information of over one million users. Therefore, according to the Cybersecurity Review Measures, AgiiPlus believes that it is not required to apply for cybersecurity review. However, the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services or data processing affect or may affect national security. Certain internet platforms in China have been reportedly subject to heightened regulatory scrutiny in relation to cybersecurity matters. As of the date of this prospectus/proxy statement, as an operator of flexible workspaces through its PRC subsidiaries, VIE and the VIE’s subsidiaries in China, AgiiPlus has not been included within the definition of “operator of critical information infrastructure” by competent authority, nor has AgiiPlus been informed by any PRC governmental authority of any requirement that AgiiPlus files for a cybersecurity review. However, if AgiiPlus’ data processing activities are deemed as affecting national security, AgiiPlus could be subject to PRC cybersecurity review.

As there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, including the Cybersecurity Review Measures, AgiiPlus could be subject to cybersecurity review, and if so, AgiiPlus may not be able to pass such review. In addition, AgiiPlus could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of AgiiPlus’ app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against AgiiPlus, which may have material adverse effect on AgiiPlus’ business, financial condition or results of operations. As of the date of this prospectus/proxy statement, AgiiPlus has not been involved in any investigations on cybersecurity review initiated by the Cyber Administration of China or related governmental regulatory authorities, and AgiiPlus has not received any inquiry, notice, warning, or sanction in such respect.

The Standing Committee of the National People’s Congress of China, or the SCNPC, has also published new laws that seek to establish a more robust framework for data protection and privacy, including the Personal Information Protection Law which was published on August 20, 2021 and took effect on November 1, 2021, and the PRC Data Security Law, which was published on June 10, 2021 and took effect in September 2021. The Personal Information Protection Law provides that before processing personal information, the personal information processor shall inform the personal information subjects of the purpose and method of processing, the type, retention period of the personal information to be processed and etc. and the personal information subjects have the right to access, copy, correct, supplement and port their personal information processed by the personal information processor and to ask the personal information processor to explain the rules for their personal information processing. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information. If any company violates the Personal Information Protection Law or the PRC Data Security Law, such company may be punished by administration sanctions, including penalties, fines, and/or suspension of relevant business or revocation of the business license.

As of the date of this prospectus/proxy statement, AgiiPlus does not expect that the current PRC laws on cybersecurity or data security would have a material adverse impact on its business operations through its subsidiaries, the VIE, and the VIE’s subsidiaries. AgiiPlus believes that it has been in material compliance with the regulations or policies that have been issued by the Cyberspace Administration of China to date. However, as uncertainties remain regarding the interpretation and implementation of these laws and regulations, AgiiPlus cannot assure you that AgiiPlus will comply with such regulations in all respects and AgiiPlus may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. AgiiPlus cannot rule out the possibility that the government agencies may initiate cybersecurity review on AgiiPlus at their discretion. AgiiPlus may also become subject to fines and/or other sanctions which may have material adverse effect on its business, operations and financial condition.

Risk Factors Relating to Goldenbridge’s Business

Goldenbridge will be forced to liquidate the trust account if it cannot consummate a business combination within 15 months from the closing of the IPO (or 21 months, as previously described), Goldenbridge’s public shareholders will receive $10.00 per share and the Goldenbridge rights will expire worthless.

If Goldenbridge is unable to complete a business combination within 15 months from the closing of the IPO (or up 21 months, as previously described), and is forced to liquidate, the per-share liquidation distribution will be $10.00, plus interest earned on amounts held in trust that have not been used to pay for taxes. Furthermore, there will be no distribution with respect to the GBRG Rights, which will expire worthless as a result of Goldenbridge’s failure to complete a business combination.

You must tender your GBRG Ordinary Shares in order to validly seek redemption at the Extraordinary General Meeting.

In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to Goldenbridge’s transfer agent by two (2) business days before the Extraordinary General Meeting, or deliver your GBRG Ordinary Shares to the transfer agent electronically using The Depository Trust Company’s DWAC System, which election would likely be determined based on the manner in which you hold your ordinary shares. The requirement for physical or electronic delivery by two (2) business days before the Extraordinary General Meeting ensures that a redeeming holder’s election to redeem is irrevocable once the Business Combination is consummated. Any failure to observe these procedures will result in your loss of redemption rights in connection with the vote on the Business Combination.

If third parties bring claims against Goldenbridge, the proceeds held in trust could be reduced and the per-share liquidation price received by Goldenbridge’s shareholders may be less than $10.00.

Goldenbridge’s placing of funds in trust may not protect those funds from third party claims against Goldenbridge. Although Goldenbridge has received from many of the vendors, service providers and prospective target businesses with which it does business executed agreements waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of Goldenbridge’s public shareholders, they may still seek recourse against the trust account. Additionally, a court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of Goldenbridge’s public shareholders. If Goldenbridge liquidates the trust account before the completion of a business combination and distributes the proceeds held therein to its public shareholders, Cross Wealth Investment Holding Limited, which is owned by Goldenbridge’s director, Jining Li, has contractually agreed that it will be liable to ensure that the proceeds in Goldenbridge’s trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, but only if such a vendor or prospective target business does not execute such a waiver. However, Goldenbridge cannot assure you that they will be able to meet such obligation. Therefore, the per-share distribution from the trust account for our shareholders may be less than $10.00 due to such claims.

Additionally, if Goldenbridge is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in Goldenbridge’s bankruptcy estate and subject to the claims of third parties with priority over the claims of its shareholders. To the extent any bankruptcy claims deplete the trust account, Goldenbridge may not be able to return $10.00 to Goldenbridge’s public shareholders.

Any distributions received by Goldenbridge’s shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Goldenbridge was unable to pay its debts as they fell due in the ordinary course of business and the value of its assets does not exceed its liabilities.

Goldenbridge’s amended and restated memorandum and articles of association provides that it will continue in existence only until December 4, 2022 (assuming the deadline for consummation is extended in accordance with the amended and restated memorandum and articles of association). If Goldenbridge is unable to consummate a transaction within the required time period, upon notice from Goldenbridge, the trustee of the trust account will distribute the amount in its trust account to its public shareholders. Concurrently, Goldenbridge shall pay, or reserve for payment, from funds not held in trust, its liabilities and obligations, although Goldenbridge cannot assure you that there will be sufficient funds for such purpose. If there are insufficient funds held outside the trust account for such purpose, Cross Wealth Investment Holding Limited, the Sponsor, contractually agreed that, if it liquidates prior to the consummation of a business combination, the Sponsor will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Goldenbridge for services rendered or contracted for or products sold to it, but only if such a vendor or prospective target business does not execute such a waiver. However, we cannot assure you that the liquidator will not determine that he or she requires additional time to evaluate creditors’ claims (particularly if there is uncertainty over the validity or extent of the claims of any creditors). We also cannot assure you that a creditor or shareholder will not file a petition with the British Virgin Islands court which, if successful, may result in our liquidation being subject to the supervision of that court. Such events might delay distribution of some or all of Goldenbridge’s assets to its public shareholders.

Thereafter, Goldenbridge’s sole business purpose will be to voluntarily liquidate and dissolve in accordance with British Virgin Islands law. In such a situation under British Virgin Island law, a liquidator would be appointed and, subject to the terms of the required plan of liquidation, the liquidator would give at least 21 days’ notice to creditors of his intention to make a distribution by notifying known creditors (if any) and by placing a public advertisement in the appropriate newspaper in the British Virgin Islands. However, in practice the procedure to be followed by the liquidator will be subject to the terms of the plan of liquidation and the memorandum and articles of association of the company and the mentioned notice may not necessarily delay the distribution of assets particularly if the liquidator is satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. In practice, as soon as the affairs of the company are fully-wound up, the liquidator would normally lay a final report and accounts before a final general meeting. Upon completion of a voluntary liquidation, the liquidator must file a statement that the liquidation has been completed with the Registrar of Corporate Affairs in the British Virgin Islands (the “Registrar”) and thereafter the company will be dissolved on the date of the certificate issued by the Registrar. It is Goldenbridge’s intention to liquidate the trust account to its public shareholders as soon as reasonably possible and Goldenbridge’s initial shareholders have agreed to take any such action necessary to liquidate the trust account and to dissolve the company as soon as reasonably practicable if Goldenbridge does not complete a business combination within the required time period. Pursuant to Goldenbridge’s amended and restated memorandum and articles of association, in the absence of shareholder approval for a further extension, failure to consummate a business combination by March 4, 2022 or by the date that is 21 months from the closing of the IPO, or December 4, 2022, if we extend additional three months three times to consummate the Business Combination, will trigger an automatic winding up of the company.

If at any time the voluntary liquidator of a company in voluntary liquidation is of the opinion that the company is insolvent (that is to say, either the value of the company’s liabilities exceeds, or will exceed, its assets or, the company is, or will be, unable to pay its debts as they fall due), he or she shall forthwith send a written notice to the British Virgin Islands Official Receiver in the approved form. The voluntary liquidator shall then call a meeting of creditors of the company to be held within twenty-one days of the date of the aforesaid notice to the Official Receiver. The said creditors’ meeting shall be treated as if it were the first meeting of the creditors of a company called under section 179 of the Insolvency Act, 2003 of the British Virgin Islands (as the same may be amended from time to time, “Insolvency Act”) by a liquidator appointed by the members of a company and sections 179 and 180 of the Insolvency Act shall apply to the calling and holding of such a meeting.

Where a voluntary liquidator is not an eligible licensed insolvency practitioner with respect to the company, the Official Receiver may apply to the British Virgin Islands High Court ex parte for the appointment of himself or herself or an eligible licensed insolvency practitioner as the liquidator of the company and the court may make the appointment subject to such conditions as it considers appropriate. From the time that a voluntary liquidator appointed first becomes aware that the company is not, or will not be, able to pay its debts he or she shall conduct the liquidation as if he or she had been appointed liquidator under the Insolvency Act. The Insolvency Act will apply to the liquidation of the company subject to such modifications as are appropriate and the liquidation of the company shall be deemed to have commenced on the date of the appointment of the voluntary liquidator. If Goldenbridge is deemed insolvent, then there are also circumstances where prior payments made to shareholders or other parties may be deemed to be a “voidable transaction” for the purposes of the Insolvency Act if it was proved that immediately following the date on which the distribution was made, Goldenbridge was unable to pay its debts as they fall due in the ordinary course of business. A voidable transaction would be, for these purposes, payments made as “unfair preferences” or “transactions at an undervalue.” Where a payment was a risk of being a voidable transaction, a liquidator appointed over an insolvent company could apply to the British Virgin Islands court for an order, inter alia, for the transaction to be set aside as a voidable transaction in whole or in part. Furthermore, Goldenbridge’s board of directors may be viewed as having breached its fiduciary duties to Goldenbridge or Goldenbridge’s creditors and/or may have acted in bad faith, thereby exposing itself and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. Goldenbridge cannot assure you that claims will not be brought against Goldenbridge for these reasons.

If Goldenbridge is forced to enter into an insolvent liquidation, any distributions received by Goldenbridge shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Goldenbridge was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by Goldenbridge shareholders. Furthermore, Goldenbridge board of directors may be viewed as having breached its fiduciary duties to its creditors and/or may have acted in bad faith, and thereby exposing itself and Goldenbridge to claims of damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. Goldenbridge cannot assure you that claims will not be brought against it for these reasons.

If Goldenbridge’s due diligence investigation of AgiiPlus was inadequate, then Goldenbridge shareholders following the Business Combination could lose some or all of their investment.

Even though Goldenbridge conducted a due diligence investigation of AgiiPlus, it cannot be sure that this diligence uncovered all material issues that may be present inside AgiiPlus or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of AgiiPlus and its business and outside of its control will not later arise.

All of Goldenbridge’s officers and directors own GBRG Ordinary Shares, GBRG Warrants and GBRG Rights and will not participate in liquidation distributions and, therefore, they may have a conflict of interest in determining whether the Business Combination is appropriate.

All of Goldenbridge’s officers and directors collectively own an aggregate of 790,833 GBRG Ordinary Shares and 350,000 GBRG Units (Maxim owns 28,750 GBRG Ordinary Shares). Such individuals/entities have waived their rights to redeem these shares (including shares underlying the units), or to receive distributions with respect to these shares upon the liquidation of the trust account if Goldenbridge is unable to consummate a business combination. Accordingly, the GBRG Ordinary Shares, as well as the GBRG Units purchased by our officers and directors, will be worthless if Goldenbridge does not consummate a business combination. Based on a market price of $[•] per GBRG Ordinary Share and $[•] per GBRG Unit on [•], 2022, the aggregate value of these shares and units was approximately $[•]. The GBRG Ordinary Shares acquired prior to the IPO, as well as the GBRG Units will be worthless if Goldenbridge does not consummate a business combination. Consequently, our directors’ and officers’ discretion in identifying and selecting AgiiPlus as a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of the Business Combination are appropriate and in Goldenbridge shareholders’ best interest.

Goldenbridge is requiring shareholders who wish to redeem their shares in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

Goldenbridge is requiring public shareholders who wish to redeem their ordinary shares to either tender their certificates to Goldenbridge’s transfer agent or deliver their shares to the transfer agent electronically using the Depository Trust Company’s, or DTC, DWAC System two (2) business days before the Extraordinary General Meeting. In order to obtain a physical certificate, a shareholder’s broker and/or clearing broker, DTC and Goldenbridge’s transfer agent will need to act to facilitate this request. It is Goldenbridge’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because Goldenbridge does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical share certificate. While Goldenbridge has been advised that it takes a short time to deliver shares through the DWAC System, Goldenbridge cannot assure you of this fact. Accordingly, if it takes longer than Goldenbridge anticipates for shareholders to deliver their shares, shareholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their ordinary shares.

Goldenbridge will require its public shareholders who wish to redeem their ordinary shares in connection with the Business Combination to comply with specific requirements for redemption described above, such redeeming shareholders may be unable to sell their securities when they wish to in the event that the Business Combination is not consummated.

If Goldenbridge requires public shareholders who wish to redeem their ordinary shares in connection with the proposed Business Combination to comply with specific requirements for redemption as described above and the Business Combination is not consummated, Goldenbridge will promptly return such certificates to its public shareholders. Accordingly, investors who attempted to redeem their ordinary shares in such a circumstance will be unable to sell their securities after the failed acquisition until Goldenbridge has returned their securities to them. The market price for Goldenbridge’s ordinary shares may decline during this time and you may not be able to sell your securities when you wish to, even while other shareholders that did not seek redemption may be able to sell their securities.

The initial shareholders, including the officers and directors, control a substantial interest in Goldenbridge and thus may influence certain actions requiring a shareholder vote.

Goldenbridge’s initial shareholders, including the officers and directors, collectively own approximately 23.62% of its issued and outstanding ordinary shares. However, if a significant number of Goldenbridge shareholders vote, or indicate an intention to vote, against the Business Combination, Goldenbridge’s initial shareholders or the affiliates, could make such purchases in the open market or in private transactions in order to influence the vote. Goldenbridge’s initial shareholders or the affiliates and Maxim have agreed to vote any shares they own in favor of the Business Combination.

If the current Goldenbridge’s security holders exercise their registration rights with respect to their securities, it may have an adverse effect on the market price of PubCo’s securities.

Goldenbridge’s initial shareholders are entitled to make a demand that it registers the resale of their insider shares (1,437,500 ordinary shares) at any time commencing three months prior to the date on which their shares may be released from escrow. Additionally, our initial shareholders, including Sponsor, are entitled to demand that we register the resale of the 350,000 ordinary shares underlying the Private Units, the 175,000 ordinary shares underlying the private warrants and the 35,000 ordinary shares underlying the private rights and any securities our initial shareholders, officers, directors or their affiliates may be issued in payment of working capital loans made to us at any time upon or after we consummate a business combination. If such persons exercise their registration rights with respect to all of their securities, then there will be an additional 1,997,500 PubCo Class A Ordinary Shares eligible for trading in the public market. The presence of these additional ordinary shares trading in the public market may have an adverse effect on the market price of PubCo Class A Ordinary Shares after the consummation of the Business Combination.

Goldenbridge will not obtain an opinion from an unaffiliated third party as to the fairness of the Business Combination to its shareholders.

Goldenbridge is not required to obtain an opinion from an unaffiliated third party that the price it is paying is fair to its public shareholders from a financial point of view. Although Goldenbridge’s board of directors did not receive a valuation report from any third party agency, Maxim has orally informed Goldenbridge’s management that its initial review of AgiiPlus is positive. Goldenbridge has conducted its own due diligence and calculations and has engaged in comprehensive discussions with AgiiPlus. Based on these efforts, Goldenbridge believes the valuation offered by AgiiPlus is favorable to Goldenbridge and its shareholders. Goldenbridge public shareholders therefore, must rely solely on the judgment of Goldenbridge board of directors.

If the Business Combination’s benefits do not meet the expectations of financial or industry analysts, the market price of PubCo’s securities may decline after the Business Combination.

The market price of PubCo’s securities may decline as a result of the Business Combination if:

•        PubCo does not achieve the perceived benefits of the acquisition as rapidly as, or to the extent anticipated by, financial or industry analysts; or

•        The effect of the Business Combination on the financial statements is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of decreasing stock prices.

Goldenbridge’s directors and officers and the Sponsor may have certain conflicts in determining to recommend the acquisition of AgiiPlus, since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to, your interests as a shareholder.

Goldenbridge’s management and directors, as well as the Sponsor, have interests in and arising from the Business Combination that are different from, or in addition to, your interests as a shareholder, which could result in a real or perceived conflict of interest. These interests include the fact that certain of the Goldenbridge’s securities owned by Goldenbridge’s officers, directors and the Sponsor, or their affiliates and associates, would become worthless if the Business Combination is not approved and Goldenbridge otherwise fails to consummate a Business Combination prior to its liquidation. See the section titled “The Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

Goldenbridge will incur significant transaction costs in connection with transactions contemplated by the Merger Agreement.

Goldenbridge will incur significant transaction costs in connection with the Business Combination. If the Business Combination is not consummated, Goldenbridge may not have sufficient funds to seek an alternative business combination and may be forced to voluntarily liquidate and subsequently dissolve.

Risk Factors Relating to the Business Combination

Goldenbridge and AgiiPlus have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by Goldenbridge if the Business Combination is completed or by Goldenbridge if the Business Combination is not completed.

Goldenbridge and AgiiPlus expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, Goldenbridge expects to incur approximately $[•] in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by Goldenbridge if the Business Combination is completed or by Goldenbridge if the Business Combination is not completed.

In the event that a significant number of GBRG Ordinary Shares are redeemed, the PubCo Ordinary Shares may become less liquid following the Business Combination.

If a significant number of GBRG Ordinary Shares are redeemed, PubCo may be left with a significantly smaller number of shareholders. As a result, trading in the shares of PubCo following the Business Combination may be limited and your ability to sell your shares in the market could be adversely affected.

Goldenbridge may waive one or more of the conditions to the Business Combination without resoliciting Goldenbridge shareholder approval for the Business Combination.

Goldenbridge may agree to waive, in whole or in part, some of the conditions to its obligations to complete the Business Combination, to the extent permitted by applicable laws. The Goldenbridge board of directors will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted.

In some instances, if the Goldenbridge board of directors determines that a waiver is not sufficiently material to warrant resolicitation of Goldenbridge shareholders, Goldenbridge has the discretion to complete the Business Combination without seeking further shareholder approval. For example, it is a condition to Goldenbridge’s obligations to close the Business Combination that there be no restraining order, injunction or other order restricting AgiiPlus’ conduct of its business, however, if the Goldenbridge board of directors determines that any such order or injunction is not material to the business of AgiiPlus, then the Goldenbridge board of directors may elect to waive that condition and close the Business Combination.

The grant and future exercise of registration rights may adversely affect the market price of PubCo’s securities upon consummation of the Business Combination.

Pursuant to the registration rights agreements to be entered into in connection with the Business Combination and which are described elsewhere in this proxy statement/consent solicitation statement/prospectus, certain shareholders can demand that PubCo register their registrable securities under certain circumstances and will also have piggyback registration rights for these securities in connection with certain registrations of securities that PubCo undertakes. Following the consummation of the Business Combination, PubCo intends to file and maintain an effective registration statement under the Securities Act covering such securities.

The registration of these securities will permit the public resale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of PubCo Ordinary Shares post-Business Combination.

There will be a substantial number of PubCo Ordinary Shares available for sale in the future that may adversely affect the market price of PubCo Ordinary Shares.

PubCo may issue such number of shares as may be approved by its shareholders and authorized by its directors, in accordance with the terms of its memorandum and articles of association. No less than 95% shares to be issued in the Acquisition Merger to the current AgiiPlus shareholders will be subject to certain restrictions on sale and cannot be sold for at the least twelve (12) months from the date of the Business Combination. In addition, the 1,437,500 PubCo Class A Ordinary Shares owned by our initial shareholders that are currently held in escrow will be released and available for sale as early as six months from the date of the Business Combination provided that 50% of such shares will be released on the date on which the closing price of the shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the initial Business Combination. After the expiration of this restricted period, there will then be an additional 1,437,500 shares that are eligible for trading in the public market. The availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of PubCo Ordinary Shares.

Goldenbridge shareholders will experience immediate dilution as a consequence of the issuance of PubCo Ordinary Shares as consideration in the Business Combination. Having a minority share position may reduce the influence that Goldenbridge’s current shareholders have on the management of Goldenbridge.

After the Business Combination, assuming (i) there are no redemptions of our shares, and (ii) there is no exercise of the PubCo Warrants, Goldenbridge’s current public shareholders will own approximately [*]% of the issued share capital of PubCo, Goldenbridge’s current directors, officers and affiliates will own approximately [*]% of the issued share capital of PubCo, and AgiiPlus shareholders will own approximately [*]% of the issued share capital of PubCo (including the [*] PubCo Class A Ordinary Shares reserved and authorized for issuance under the Incentive Plan). Assuming redemption by holders of [*] Goldenbridge’s outstanding ordinary shares, Goldenbridge’s current public shareholders will own approximately [*]% of the issued share capital of PubCo, Goldenbridge’s current directors, officers and affiliates will own approximately [*]% of the issued share capital of PubCo, and AgiiPlus shareholders will own approximately [*]% of the issued share capital of PubCo (including the [*] PubCo Class A Ordinary Shares reserved and authorized for issuance under the Incentive Plan). The minority position of the former Goldenbridge’s shareholders will give them limited influence over the management and operations of the post-Business Combination company.

Risks Factors Relating to an Investment in PubCo Ordinary Shares

PubCo’s dual-class share structure with different voting rights may adversely affect the value and liquidity of the ordinary shares.

AgiiPlus cannot predict whether AgiiPlus’ dual-class share structure with different voting rights will result in a lower or more volatile market price of the ordinary shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. For example, in July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public shareholders, and S&P

Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indices. In 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices. In October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Because of PubCo’s dual-class structure, AgiiPlus will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make the ordinary shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and PubCo’s dual-class structure may cause shareholder advisory firms to publish negative commentary about PubCo’s corporate governance, in which case the market price and liquidity of the ordinary shares could be adversely affected.

PubCo’s dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of PubCo’s Class A Ordinary Shares may view as beneficial.

PubCo will adopt a dual-class share structure such that PubCo’s ordinary shares will consist of PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares conditional upon and effective immediately prior to the completion of the Business Combination. In respect of matters requiring the votes of shareholders, each PubCo Class A Ordinary Share is entitled to one vote and each PubCo Class B Ordinary Share is entitled to 15 votes. Each PubCo Class B Ordinary Share is convertible into one PubCo Class A Ordinary Share at any time by the holder thereof. PubCo Class A Ordinary Shares are not convertible into PubCo Class B Ordinary Shares under any circumstances. Only PubCo Class A Ordinary Shares are tradable on the market immediately after the Business Combination.

Certain judgments obtained against PubCo by PubCo’s shareholders may not be enforceable.

PubCo is a company incorporated under the laws of the Cayman Islands. AgiiPlus conducts most of its operations in China and Singapore, and substantially all of its operations outside of the United States. Most of AgiiPlus’ assets are located in China, and substantially all of AgiiPlus’ assets are located outside of the United States. In addition, after the Business Combination, most of PubCo’s senior executive officers reside within China for a significant portion of the time and most are PRC nationals. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against PubCo or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against PubCo’s assets or the assets of AgiiPlus’ directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Comparison of Shareholder Rights — Enforceability of Civil Liabilities under the U.S. Securities Laws.”

Currently, there is no public market for the ordinary shares of PubCo. Goldenbridge shareholders cannot be sure that an active trading market will develop for or of the market price of the ordinary shares of PubCo they will receive or that PubCo will successfully obtain authorization for listing on the Nasdaq.

Upon the consummation of the Business Combination, each ordinary share of AgiiPlus will be converted into the right to receive one Class A ordinary share of PubCo. PubCo is a newly formed entity and prior to this transaction it has not issued any securities in the U.S. markets or elsewhere nor has there been extensive information about it, its businesses, or its operations publicly available. Goldenbridge, AgiiPlus and PubCo have agreed to use their best efforts to cause the ordinary shares of PubCo to be issued in the Business Combination to be approved for listing on the Nasdaq prior to the effective time of the Business Combination. However, the listing of shares on the Nasdaq does not ensure that a market for the ordinary shares of PubCo will develop or the price at which the shares will trade. No assurance can be provided as to the demand for or trading price of the ordinary shares of PubCo following the closing of the Business Combination and the ordinary shares of PubCo may trade at a price less than the current market price of the ordinary shares of Goldenbridge.

Even if PubCo is successful in developing a public market, there may not be enough liquidity in such market to enable shareholders to sell their ordinary shares. If a public market for the combined PubCo’s ordinary shares does not develop, investors may not be able to re-sell their ordinary shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. PubCo cannot predict the extent to which investor interest in PubCo will lead to the development of an active, liquid trading market. The trading price of and demand for the ordinary shares of PubCo following completion of the Business Combination and the development and continued existence of a market and favorable price for the ordinary shares of PubCo will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, the businesses, operations, results and prospects of PubCo, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the ordinary shares of PubCo to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise affect negatively the price and liquidity of the ordinary shares of PubCo. Many of these factors and conditions are beyond the control of PubCo or PubCo shareholders.

PubCo’s share price may be volatile and could decline substantially.

The market price of PubCo’s ordinary shares may be volatile, both because of actual and perceived changes in the company’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in PubCo’s share price may include, among other factors discussed in this section, the following:

•        actual or anticipated variations in the financial results and prospects of the company or other companies in the flexible working solutions business;

•        changes in financial estimates by research analysts;

•        changes in the market valuations of other flexible working solutions companies;

•        announcements by PubCo or its competitors of new flexible working solutions services, expansions, investments, acquisitions, strategic partnerships or joint ventures;

•        mergers or other business combinations involving PubCo;

•        additions and departures of key personnel and senior management;

•        changes in accounting principles;

•        the passage of legislation or other developments affecting PubCo or its industry;

•        the trading volume of PubCo’s ordinary shares in the public market;

•        the release of lockup, escrow or other transfer restrictions on PubCo’s outstanding equity securities or sales of additional equity securities;

•        potential litigation or regulatory investigations;

•        changes in economic conditions, including fluctuations in global and Chinese economies;

•        financial market conditions;

•        natural disasters, terrorist acts, acts of war or periods of civil unrest; and

•        the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of retailers have been extremely volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of PubCo’s ordinary shares.

The sale or availability for sale of substantial amounts of Class A ordinary shares could adversely affect their market price.

Sales of substantial amounts of the Class A ordinary shares in the public market after the completion of the Business Combination, or the perception that these sales could occur, could adversely affect the market price of the Class A ordinary shares and could materially impair PubCo’s ability to raise capital through equity offerings in the future. The Class A ordinary shares listed after the Business Combination will be freely tradable without restriction or further registration under the Securities Act. In connection with the Business Combination, AgiiPlus and its directors, executive officers and existing shareholders will exchange the ordinary shares of AgiiPlus held by them for PubCo Class A Ordinary Shares upon the consummation of the Business Combination and have agreed, subject to certain exceptions, not to sell any PubCo Class A Ordinary Shares for one (1) year after the date of this prospectus without the prior written consent of PubCo. Shares of PubCo to be held by certain of AgiiPlus’ existing shareholders after the Business Combination may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements. There will be [•] outstanding and issued PubCo Class A Ordinary Shares immediately after the Business Combination. We cannot predict what effect, if any, market sales of securities held by PubCo’s significant shareholders or any other holders or the availability of these securities for future sale will have on the market price of the Class A ordinary shares.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about PubCo or its business, its ordinary shares price and trading volume could decline.

The trading market for PubCo’s ordinary shares will depend in part on the research and reports that securities or industry analysts publish about PubCo or its business. Securities and industry analysts do not currently, and may never, publish research on PubCo. If no securities or industry analysts commence coverage of PubCo, the trading price for its ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover PubCo downgrade its securities or publish inaccurate or unfavorable research about its business, its stock price would likely decline. If one or more of these analysts cease coverage of PubCo or fail to publish reports on PubCo, demand for its ordinary shares could decrease, which might cause its ordinary share price and trading volume to decline.

PubCo’s amended and restated memorandum and articles of association that will become effective immediately prior to the completion of the Business Combination contains anti-takeover provisions that could have a material adverse effect on the rights of holders of the ordinary shares of PubCo.

In connection with the Business Combination, PubCo will adopt an amended and restated memorandum and articles of association that will become effective immediately prior to the consummation of the Business Combination. PubCo’s post-closing memorandum and articles of association will contain provisions to limit the ability of others to acquire control of PubCo or cause PubCo to engage in change-of-control transactions. These provisions could have the effect of depriving PubCo shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of PubCo in a tender offer or similar transaction. For example, PubCo’s board of directors will have the authority, subject to any resolution of the shareholders to the contrary, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with PubCo’s ordinary shares. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of PubCo or make removal of management more difficult. If PubCo’s board of directors decides to issue preference shares, the price of the ordinary shares of PubCo may fall and the voting and other rights of the holders of the ordinary shares of PubCo may be materially and adversely affected.

Because AgiiPlus is not conducting an underwritten offering of its securities, no underwriter has conducted due diligence of AgiiPlus’ business, operations or financial condition or reviewed the disclosure in this proxy statement/prospectus.

Section 11 of the Securities Act (“Section 11”) imposes liability on parties, including underwriters, involved in a securities offering if the registration statement contains a materially false statement or material omission. To effectively establish a due diligence defense against a cause of action brought pursuant to Section 11, a defendant, including an underwriter, carries the burden of proof to demonstrate that he or she, after reasonable investigation, believed that the statements in the registration statement were true and free of material omissions. In order to meet this burden of proof, underwriters in a registered offering typically conduct extensive due diligence of the registrant and vet the registrant’s disclosure. Such due diligence may include calls with the issuer’s management, review of material agreements, and background checks on key personnel, among other investigations.

Because AgiiPlus intends to become publicly traded through the Business Combination with Goldenbridge, a special purpose acquisition company, rather through an underwritten offering of its ordinary shares, no underwriter is involved in the transaction. As a result, no underwriter has conducted diligence on AgiiPlus or Goldenbridge in order to establish a due diligence defense with respect to the disclosure presented in this proxy statement/prospectus. If such investigation had occurred, certain information in this proxy statement/prospectus may have been presented in a different manner or additional information may have been presented at the request of such underwriter.

If Goldenbridge’s due diligence investigation of AgiiPlus was inadequate, then shareholders of Goldenbridge following the Business Combination could lose some or all of their investment.

Even though Goldenbridge conducted a due diligence investigation of AgiiPlus, it cannot be sure that this diligence uncovered all material issues that may be present inside AgiiPlus or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of AgiiPlus and its business and outside of its control will not later arise. As a result of these factors, the combined company may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in losses. Even though these charges may be non-cash items and not have an immediate impact on the combined company’s liquidity, charges of this nature could contribute to negative market perceptions about the combined company or its securities. Accordingly, any of Goldenbridge’s public shareholders who choose to remain shareholders of the combined company following the Business Combination could suffer a reduction in the value of their shares.

Risk Factors Relating to PubCo

If PubCo ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, it will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. If it ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations.

Because PubCo is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

PubCo’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. The statutory requirements of PubCo’s home country of Cayman Islands, do not strictly require a majority of its board to consist of independent directors. Thus, although a director must act in the best interests of PubCo, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management the company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. PubCo, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least three members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that PubCo’s home country’s rules do not. Following Cayman Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.

Although as a Foreign Private Issuer PubCo is exempt from certain corporate governance standards applicable to US domestic issuers, if PubCo cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, PubCo’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them.

PubCo will seek to have its securities approved for listing on Nasdaq in connection with the Business Combination. PubCo cannot assure you that it will be able to meet those initial listing requirements at that time. Even if PubCo’s securities are listed on Nasdaq, it cannot assure you that its securities will continue to be listed on Nasdaq.

In addition, following the Business Combination, in order to maintain its listing on Nasdaq, PubCo will be required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if PubCo initially meets the listing requirements and other applicable rules of Nasdaq, PubCo may not be able to continue to satisfy these requirements and applicable rules. If PubCo is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.

If Nasdaq does not list PubCo’s securities, or subsequently delists its securities from trading, PubCo could face significant consequences, including:

•        a limited availability for market quotations for its securities;

•        reduced liquidity with respect to our securities;

•        a determination that its ordinary shares is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under Cayman Islands law.

PubCo is an exempted company incorporated under the laws of the Cayman Islands. PubCo’s corporate affairs are governed by its memorandum and articles of association, the Companies Act, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against PubCo’s directors, actions by PubCo’s minority shareholders and the fiduciary duties of PubCo’s directors to PubCo under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of PubCo’s shareholders and the fiduciary duties of PubCo’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like PubCo have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. PubCo’s directors have discretion under its articles of association that will become effective immediately prior to completion of the Business Combination to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, PubCo’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by PubCo’s management, users of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against PubCo or its management named in the prospectus based on foreign laws.

PubCo is a company incorporated under the laws of the Cayman Islands, PubCo conducts substantially all of its operations in China, and substantially all of PubCo’s assets are located in China. In addition, all PubCo’s senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for PubCo’s shareholders to effect service of process upon PubCo or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism.

According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “— Risks Relating to Risks Relating to PubCo — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under Cayman Islands law.”

Future changes to U.S. and non-U.S. tax laws could adversely affect PubCo.

The U.S. Congress and other government agencies in jurisdictions where PubCo and its affiliates will do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” including situations where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the countries in which PubCo and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect PubCo and its affiliates.

The Business Combination may be a taxable event for U.S. Holders of GBRG Ordinary Shares, GBRG Warrants, and GBRG Rights.

Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences,” including application of the PFIC rules, if the Reincorporation Merger qualifies as a “reorganization” within the meaning of Section 368 of the Code, a U.S. Holder (as defined below) would not recognize gain or loss on the exchange of GBRG Ordinary Shares, the GBRG Rights, or GBRG Warrants for PubCo Ordinary Shares or PubCo Warrants, as applicable, pursuant to the Business Combination. However, the U.S. Holders may recognize gain (but not loss) as a result of the Reincorporation Merger if Section 367(a) of the Code and the Treasury Regulations promulgated thereunder apply to the Reincorporation Merger or if otherwise required under the PFIC rules. Section 367(a) of the Code may apply to the Reincorporation Merger if PubCo transfers the assets it acquires from Goldenbridge pursuant to the Reincorporation Merger to certain subsidiary corporations in connection with the Business Combination. However, the rules under Section 367(a) and Section 368 of the Code are complex and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations.

If the Reincorporation Merger does not qualify as a reorganization, a U.S. Holder that exchanges its GBRG Ordinary Shares, GBRG Rights, or GBRG Warrants for the consideration under the Business Combination will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo Ordinary Shares and PubCo Warrants received and (ii) the U.S. Holder’s adjusted tax basis in the GBRG Ordinary Shares, GBRG Rights, and GBRG Warrants exchanged. For a more detailed discussion of certain U.S. federal income tax consequences of the Reincorporation Merger and the Business Combination, see the section titled “Material U.S. Federal Income Tax Consequences of the Business Combination” in this proxy statement/ prospectus. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Business Combination.

PubCo may be or become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If PubCo or any of its subsidiaries is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder of the PubCo Ordinary Shares or PubCo Warrants, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. There is no assurance that PubCo or its subsidiaries are not currently PFICs for U.S. federal income tax purposes for the taxable year of the Business Combination or for foreseeable future taxable years. Moreover, PubCo does not expect to provide a PFIC annual information statement for 2021 or going forward. Please see the section entitled “Material U.S. Federal Income Tax Consequences of the Business Combination — Passive Foreign Investment Company Status” for a more detailed discussion with respect to PubCo’s potential PFIC status and certain tax implications thereof. U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules.

CAPITALIZATION

The following table sets forth the capitalization on an audited, historical basis of Goldenbridge as of June 30, 2021 and information derived from the unaudited consolidated statement of financial position of AgiiPlus as of June 30, 2021 after giving effect to the Business Combination assuming that (i) no holders of GBRG Ordinary Shares exercise their redemption rights, and (ii) that the maximum number of holders of GBRG Ordinary Shares have properly exercised their redemption rights.

(in thousands)
As of June 30, 2021	Historical		As Adjusted
			Assuming No Redemption	Assuming Maximum Redemption
	AgiiPlus	Goldenbridge (As restated)
Cash and cash equivalents	$11,879	$755	$83,945	$26,445
Marketable securities held in trust account	—	57,499	—	—
Amounts due to related parties	96	10	96	96
Convertible debts – related parties	8,828	—	—	—
Amounts due to related parties, non current	560	—	560	560
Ordinary shares, subject to possible redemption	—	57,500	—	—
Convertible redeemable preferred shares	50,937	—	—	—
Total shareholders’ equity	(112,788)	(1,952)	18,437	(39,063)
Total capitalization	$(52,367)	$55,558	$19,093	$(38,407)

THE EXTRAORDINARY GENERAL MEETING OF GOLDENBRIDGE SHAREHOLDERS

General

We are furnishing this proxy statement/prospectus to the Goldenbridge shareholders as part of the solicitation of proxies by Goldenbridge board of directors for use at the Extraordinary General Meeting to be held on [•], 2022 and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our shareholders on or about [•], 2022 in connection with the vote on the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Pre-Merger Charter Amendment Proposal, the Incentive Plan Proposal, and the Adjournment Proposal. This document provides you with the information you need to know to be able to vote or instruct your vote to be cast at the Extraordinary General Meeting.

Date, Time and Place

The Extraordinary General Meeting will be held on [•], 2022 at 10:00 a.m. Eastern Time, or such other date, time and place to which such meeting may be adjourned or postponed. Due to the COVID-19 pandemic, Goldenbridge will be holding the Extraordinary General Meeting as a teleconference using the following dial-in information:

US Toll Free
International Toll
Participant Passcode

Purpose of the Extraordinary General Meeting

At the Extraordinary General Meeting, we are asking holders of GBRG Ordinary Shares to approve the following Proposals:

•        The Reincorporation Merger Proposal to approve the Reincorporation Merger and the Plan of Merger;

•        The Acquisition Merger Proposal to approve the Acquisition Merger;

•        The Incentive Plan Proposal to approve PubCo’s Incentive Plan;

•        The Pre-Merger Charter Amendment Proposal to approve the Pre-Merger Charter Amendment; and

•        The Adjournment Proposal to approve the adjournment of the Extraordinary General Meeting in the event Goldenbridge does not receive the requisite shareholder vote to approve the above Proposals.

Recommendation of Goldenbridge’s Board of Directors

Goldenbridge board of directors:

•        has determined that each of the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Pre-Merger Charter Amendment, the Incentive Plan Proposal, and the Adjournment Proposal, are fair to, and in the best interests of, Goldenbridge and its shareholders;

•        has approved the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Per-Merger Charter Amendment, the Incentive Plan Proposal, and the Adjournment Proposal; and

•        recommends that the Goldenbridge shareholders vote “FOR” each of the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Pre-Merger Charter Amendment, the Incentive Plan Proposal, and the Adjournment Proposal.

Goldenbridge board of directors have interests that may be different from or in addition to your interests as a shareholder. See “The Business Combination — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

Record Date; Who is Entitled to Vote

We have fixed the close of business on [•], 2022, as the record date for determining those Goldenbridge shareholders entitled to notice of and to vote at the Extraordinary General Meeting. As of the close of business on [•], 2022, there were 7,566,250 GBRG Ordinary Shares outstanding and entitled to vote. Each holder of GBRG Ordinary Shares is entitled to one vote per share on each of the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Pre-Merger Charter Amendment and the Adjournment Proposal.

As of [•], 2022, the initial shareholders and the Sponsor collectively own and is entitled to vote 1,787,500 GBRG Ordinary Shares, or approximately [*]% of Goldenbridge’s issued and outstanding ordinary shares. With respect to the Business Combination, the initial shareholders and the Sponsor, which collectively own approximately [*]% of Goldenbridge’s outstanding issued and outstand ordinary shares as of the record date, have agreed to vote their GBRG Ordinary Shares acquired by them in favor of the Reincorporation Proposal and the Acquisition Merger Proposal. The Sponsor has indicated that it intends to vote its shares, as applicable, “FOR” the other Proposals, although there is no agreement in place with respect to the other Proposals.

Quorum and Required Vote for the Proposals

A quorum of Goldenbridge shareholders is necessary to hold a valid meeting. A quorum will be present at the Extraordinary General Meeting if a majority of the issued and outstanding ordinary shares of Goldenbridge as of the record date and entitled to vote at the Extraordinary General Meeting is represented in person or by proxy. A Goldenbridge shareholder present in person or by proxy and abstaining from voting at the Extraordinary General Meeting will count as present for the purposes of establishing a quorum but broker non-votes will not.

Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding ordinary shares of Goldenbridge present and entitled to vote at the Extraordinary General Meeting; provided, however, that if [*] or more of the holders of GBRG Ordinary Shares exercise their redemption rights then the Business Combination may not be completed. Attending the Extraordinary General Meeting either in person or by proxy and abstaining from voting will have the same effect as voting against all the Proposals and, assuming a quorum is present, broker non-votes will have no effect on the voting on Proposals.

Voting Your Shares

Each GBRG Ordinary Share that you own in your name entitles you to one vote for each Proposal on which such shares are entitled to vote at the Extraordinary General Meeting. Your proxy card shows the number of GBRG Ordinary Shares that you own.

There are two ways to ensure that your GBRG Ordinary Shares are voted at the Extraordinary General Meeting:

•        You can cause your shares to be voted by signing and returning the enclosed proxy card. If you submit your proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the Goldenbridge board of directors, “FOR” the adoption of the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Pre-Merger Charter Amendment, the Incentive Plan Proposal, and the Adjournment Proposal. Votes received after a matter has been voted upon at the Extraordinary General Meeting will not be counted.

•        You can attend the Extraordinary General Meeting and vote in person. We will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE REINCORPORATION MERGER PROPOSAL AND THE ACQUISITION MERGER PROPOSAL (AS WELL AS THE OTHER PROPOSALS). IN ORDER TO REDEEM YOUR SHARES, YOU MUST TENDER YOUR SHARES TO OUR TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE EXTRAORDINARY GENERAL MEETING. YOU MAY TENDER YOUR SHARES FOR REDEMPTION BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE TENDERED SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO THE

APPLICABLE SHAREHOLDER. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BROKER OR BANK TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        if you are a record holder, you may notify our proxy solicitor, [•], in writing before the Extraordinary General Meeting that you have revoked your proxy; or

•        you may attend the Extraordinary General Meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your ordinary shares, you may call [•], our proxy solicitor, with individual call toll-free at [•] and banks and brokers call at [•].

No Additional Matters May Be Presented at the Extraordinary General Meeting

This Extraordinary General Meeting has been called only to consider the approval of the Proposals.

Redemption Rights

Pursuant to Goldenbridge’s amended and restated memorandum and articles of association, a holder of GBRG Ordinary Shares has the right to have its public shares redeemed for cash equal to its pro rata share of the trust account (net of taxes payable) in connection with the Business Combination.

If you are a public shareholder and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern time on [•], 2022 (two (2) business days before the Extraordinary General Meeting), that Goldenbridge redeem your shares into cash; and (ii) submit your request in writing to Goldenbridge’s transfer agent, at the address listed at the end of this section and deliver your shares to Goldenbridge’s transfer agent physically or electronically using the DWAC system at least two (2) business days prior to the vote at the Extraordinary General Meeting. In order to validly request redemption, you must either make a request for redemption on the proxy card or separately send a request in writing to Goldenbridge’s transfer agent. The proxy card or separate request must be signed by the applicable shareholder in order to validly request redemption. A shareholder is not required to submit a proxy card or vote in order to validly exercise redemption rights.

You may tender the GBRG Ordinary Shares for which you are electing redemption by two (2) business days before the Extraordinary General Meeting by either:

•        Delivering certificates representing GBRG Ordinary Shares to Goldenbridge’s transfer agent, or

•        Delivering the GBRG Ordinary Shares electronically through the DWAC system.

Goldenbridge shareholders will be entitled to redeem their GBRG Ordinary Shares for a full pro rata share of the trust account (currently anticipated to be no less than approximately $[•] per share) net of taxes payable.

Any corrected or changed written demand of redemption rights must be received by Goldenbridge’s transfer agent two (2) business days prior to the Extraordinary General Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two (2) business days prior to the vote at the Extraordinary General Meeting.

Public shareholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of GBRG Ordinary Shares as of the record date. Any public shareholder who holds GBRG Ordinary Shares on or before [•], 2022 (two (2) business days before the Extraordinary

General Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the trust account, less any taxes then due but not yet paid, at the consummation of the Business Combination.

In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to Goldenbridge’s transfer agent or deliver your shares to the transfer agent electronically using The Depository Trust Company’s DWAC System, in each case, two (2) business days before the Extraordinary General Meeting.

Through the DWAC system, this electronic delivery process can be accomplished by contacting your broker and requesting delivery of your shares through the DWAC system. Delivering shares physically may take significantly longer. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC, and Goldenbridge’s transfer agent will need to act together to facilitate this request. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $45 and the broker would determine whether or not to pass this cost on to the redeeming holder. It is Goldenbridge’s understanding that Goldenbridge shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. Goldenbridge does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical share certificate. Goldenbridge shareholders who request physical share certificates and wish to redeem may be unable to meet the deadline for tendering their shares before exercising their redemption rights and thus will be unable to redeem their shares.

In the event that a shareholder tenders its shares and decides prior to the consummation of the Business Combination that it does not want to redeem its shares, the shareholder may withdraw the tender. In the event that a shareholder tenders shares and the Business Combination is not completed, these shares will not be redeemed for cash and the physical certificates representing these shares will be returned to the shareholder promptly following the determination that the Business Combination will not be consummated. Goldenbridge anticipates that a shareholder who tenders shares for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such shares soon after the completion of the Business Combination.

If properly demanded by Goldenbridge public shareholders, Goldenbridge will redeem each share into a pro rata portion of the funds available in the trust account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of the record date, this would amount to approximately $[•] per share. If you exercise your redemption rights, you will be exchanging your GBRG Ordinary Shares for cash and will no longer own the shares. If Goldenbridge is unable to complete the Business Combination by June 4, 2022 (15 months after the consummation of the IPO), or up to December 4, 2022 (21 months after the consummation of the IPO if the time-period is extended, as previously described herein), it will liquidate and dissolve and public shareholders would be entitled to receive approximately $[•] per share upon such liquidation.

The Business Combination will not be consummated if the holders of [*] or more of Goldenbridge’s ordinary shares exercise their redemption rights.

Holders of outstanding GBRG Units must separate the underlying GBRG Ordinary Shares, GBRG Warrants and GBRG Rights prior to exercising redemption rights with respect to the GBRG Ordinary Share. If GBRG Units are registered in a holder’s own name, the holder must deliver the certificate for its GBRG Units to the transfer agent with written instructions to separate the GBRG Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the GBRG Ordinary Shares from the GBRG Units.

If a broker, dealer, commercial bank, trust company or other nominee holds GBRG Units for an individual or entity (such individual or entity, the “beneficial owner”), the beneficial owner must instruct such nominee to separate the beneficial owner’s GBRG Units into their individual component parts. The beneficial owner’s nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of GBRG Units to be separated and the nominee holding such GBRG Units. The beneficial owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant GBRG Units and a deposit of an equal number of GBRG Ordinary Shares, GBRG Warrants and GBRG Rights. This must be completed far enough in advance to permit the nominee to exercise the beneficial owner’s redemption rights upon the separation of the GBRG Ordinary

Shares from the GBRG Units. While this is typically done electronically the same business day, beneficial owners should allow at least one full business day to accomplish the separation. If beneficial owners fail to cause their GBRG Ordinary Shares to be separated in a timely manner, they will likely not be able to exercise their redemption rights.

Tendering Ordinary Share Certificates in connection with Redemption Rights

Goldenbridge is requiring the Goldenbridge public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to Goldenbridge’s transfer agent, or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC System, at the holder’s option at least two (2) business days prior to the Extraordinary General Meeting. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $45.00 and it would be up to the broker whether to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether Goldenbridge requires holders seeking to exercise redemption rights to tender their ordinary shares. The need to deliver ordinary shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

Any request for redemption, once made, may be withdrawn at any time up to the business day immediately preceding the consummation of the proposed Business Combination. Furthermore, if a shareholder delivered his certificate for redemption and subsequently decided prior to the date immediately preceding the consummation of the proposed Business Combination not to elect redemption, he may simply request that the transfer agent return the certificate (physically or electronically).

A redemption payment will only be made in the event that the proposed Business Combination is consummated. If the proposed Business Combination is not completed for any reason, then public shareholders who exercised their redemption rights would not be entitled to receive the redemption payment. In such case, Goldenbridge will promptly return the share certificates to the public shareholder.

Proxies and Proxy Solicitation Costs

We are soliciting proxies on behalf of the Goldenbridge board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Goldenbridge and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement/prospectus and proxy card. [•], a proxy solicitation firm that Goldenbridge has engaged to assist it in soliciting proxies, will be paid its customary fee and out-of-pocket expenses.

Goldenbridge will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Goldenbridge will reimburse them for their reasonable expenses.

If you send in your completed proxy card, you may still vote your shares in person if you revoke your proxy before it is exercised at the Extraordinary General Meeting.

PROPOSAL NO. 1
THE REINCORPORATION MERGER PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Merger Agreement. The full text of the Merger Agreement and the Plan of Merger is attached hereto as Annex A, which is incorporated by reference herein.

Purpose of the Reincorporation Merger Proposal

The purpose of the Reincorporation Merger is to establish a Cayman Islands exempted company as the parent entity of AgiiPlus that would be a “foreign private issuer” as that term is defined under the Exchange Act. As a result of the Reincorporation Merger, the Goldenbridge shareholders will no longer be shareholders of Goldenbridge and (other than the Goldenbridge shareholders who exercise their redemption rights) will become shareholders of PubCo, a foreign private issuer. As a foreign private issuer, PubCo is exempt from compliance with certain of the rules under the Exchange Act.

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, PubCo will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. PubCo will also be permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, PubCo’s corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

Summary of the Reincorporation Merger

The Merger Agreement was entered into by and among Goldenbridge, PubCo, Merger Sub, AgiiPlus and certain other parties on September 30, 2021. Upon the approval of the Merger Agreement and the Plan of Merger by the Goldenbridge shareholders, PubCo and Goldenbridge will execute the Plan of Merger, which shall be filed with the Registrar of Companies in the Cayman Islands with certain other documents on or prior to the Closing Date. Immediately prior to the Acquisition Merger, Goldenbridge will reincorporate to Cayman Islands by merging with and into PubCo, a Cayman Islands exempted company and wholly owned subsidiary of Goldenbridge. The separate corporate existence of Goldenbridge will cease and PubCo will continue as the surviving corporation. In connection with the Reincorporation Merger, all outstanding GBRG Units will separate into their individual components of GBRG Ordinary Shares, GBRG Rights and GBRG Warrants and will cease separate existence and trading. Upon the consummation of the Business Combination, the current equity holdings of the Goldenbridge shareholders shall be exchanged as follows:

(i)     Each GBRG Ordinary Share issued and outstanding immediately prior to the effective time of the Reincorporation Merger (other than any redeemed shares) will automatically be cancelled and cease to exist and, for each such GBRG Ordinary Share, PubCo shall issue to each Goldenbridge shareholder (other than Goldenbridge shareholders who exercise their redemption rights in connection with the Business Combination) one validly issued PubCo Class A Ordinary Share, which, unless explicitly stated herein, shall be fully paid;

(ii)    Each GBRG Warrant issued and outstanding immediately prior to effective time of the Reincorporation Merger will convert into a PubCo Warrant to purchase one-half of one PubCo Class A Ordinary Share (or equivalent portion thereof). The PubCo Warrants will have substantially the same terms and conditions as set forth in the GBRG Warrants; and

(iii)   The holders of GBRG Rights issued and outstanding immediately prior to the effective time of the Reincorporation Merger will receive one-tenth (1/10) of one PubCo Class A Ordinary Share in exchange for the cancellation of each GBRG Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded to the nearest whole share.

Upon the closing of the Reincorporation Merger, PubCo Ordinary Shares will be reclassified into PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares, where each PubCo Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at all general meetings of the post-Business Combination company and each PubCo Class B Ordinary Share shall be entitled to fifteen (15) votes on all matters subject to vote at all general meetings of the post-Business Combination company.

Differences between PubCo’s Memorandum and Articles of Association and GBRG’s Memorandum and Articles of Association

Following is a summary of the material differences between the Memorandum and Articles of Association of PubCo to be in effect following the Business Combination and Goldenbridge’s current amended and restated memorandum and articles of association:

•        The name of the new public entity will be “AgiiPlus Global Inc.” as opposed to “Goldenbridge Acquisition Limited”;

•        PubCo has 500,000,000 ordinary shares authorized, as opposed to Goldenbridge having unlimited authorized ordinary shares with no par value;

•        PubCo’s corporate existence is perpetual as opposed to Goldenbridge’s corporate existence terminating if a business combination is not consummated by Goldenbridge within a specified period of time; and

•        PubCo’s constitutional documents do not include the various provisions applicable only to special purpose acquisition corporations that Goldenbridge’s amended and restated memorandum and articles of association contains.

Authorized but unissued ordinary shares may enable PubCo’s board of directors to render it more difficult or to discourage an attempt to obtain control of PubCo and thereby protect continuity of or entrench its management, which may adversely affect the market price of PubCo’s securities. For example, if, in the due exercise of its fiduciary obligations, PubCo’s board of directors were to determine that a takeover proposal were not in the best interests of PubCo, such shares could be issued by the board of directors without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent shareholder group, by creating a substantial voting block in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable PubCo to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. PubCo currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

A copy of PubCo’s Memorandum and Articles of Association, as will be in effect upon consummation of the Business Combination, is attached to this proxy statement/prospectus as Annex B. See also the Section entitled Comparison of Shareholder’s Rights on page 261 of this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences

The following is a general discussion of the material U.S. federal income tax consequences (i) of the Business Combination to U.S. Holders (defined below) of GBRG Ordinary Shares (excluding any redeemed shares), GBRG Rights, and GBRG Warrants (collectively, the “Goldenbridge securities”), (ii) of the subsequent ownership and disposition of PubCo Ordinary Shares and PubCo Warrants (collectively, the “PubCo securities”) received in the Business Combination and (iii) exercise of redemption rights by Goldenbridge shareholders that are U.S. Holders.

This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the Business Combination or as a result of the ownership and disposition of PubCo securities. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to U.S. Holders that hold Goldenbridge securities and, after the completion of the Business Combination, PubCo securities, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•        banks or other financial institutions, underwriters, or insurance companies;

•        traders in securities who elect to apply a mark-to-market method of accounting;

•        real estate investment trusts and regulated investment companies;

•        tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•        expatriates or former long-term residents of the United States;

•        subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

•        dealers or traders in securities, commodities or currencies;

•        grantor trusts;

•        persons subject to the alternative minimum tax;

•        U.S. persons whose “functional currency” is not the U.S. dollar;

•        persons who received GBRG Ordinary Shares through the issuance of restricted stock under an incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

•        U.S. shareholders of controlled foreign corporations, as those terms are defined in Sections 951(b) and 957(a) of the Code, respectively;

•        persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding GBRG Ordinary Shares, or, after the Business Combination, the issued PubCo Ordinary Shares (excluding treasury shares); or

•        holders holding Goldenbridge securities, or, after the Business Combination, PubCo securities, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction.

As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of Goldenbridge securities, and, after the Business Combination, PubCo securities received in the Business Combination, that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Goldenbridge securities, and, after the completion of the Business Combination, PubCo securities received in the Business Combination, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Business Combination and the subsequent ownership and disposition of PubCo securities received in the Business Combination.

Because GBRG Units will be separated into their component parts immediately prior to the consummation of the Business Combination, a beneficial owner of a GBRG Unit should be treated as the owner of the underlying component Goldenbridge securities for U.S. federal income tax purposes. The discussion below with respect to Goldenbridge securities should also apply to holders of GBRG Units (as the deemed owner of the underlying component Goldenbridge securities).

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION. GOLDENBRIDGE SHAREHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND OF THE OWNERSHIP AND DISPOSITION OF PUBCO SECURITIES AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders

The following discussion, “— U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders,” constitutes the opinion of Loeb, counsel to Goldenbridge, as to the material U.S. federal income tax consequences of the Reincorporation Merger to the U.S. Holders of Goldenbridge securities, subject to the limitations, exceptions, beliefs, assumptions, and qualifications described in such opinion and otherwise herein.

The Reincorporation Merger should qualify as a reorganization under the provisions of Section 368 of the Code. Although U.S. shareholders generally do not recognize gain or loss on the receipt of stock pursuant to a reorganization under Section 368 of the Code, Section 367(a) of the Code and Treasury Regulations promulgated thereunder require, where applicable, U.S. shareholders to recognize gain (but not loss) with respect to certain cross-border reorganizations. However, Section 367(a) should not apply to the Reincorporation Merger in a manner that causes gain recognition to the U.S. Holders, unless the exchange of Goldenbridge securities for PubCo securities is considered to be an indirect stock transfer under the applicable Treasury Regulations. For this purpose, an indirect stock transfer may occur if PubCo transfers the assets it acquires from Goldenbridge pursuant to the Reincorporation Merger to certain subsidiary corporations in connection with the Business Combination. However, the rules under Section 367(a) and Section 368 of the Code are complex and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations. In addition, U.S. Holders may be subject to the passive foreign investment company (“PFIC”) rules discussed below “— Passive Foreign Investment Company Status.” Accordingly, no assurance can be given as to whether U.S. Holders will recognize gain, if any, as a result of the exchange of Goldenbridge securities for PubCo securities.

Subject to the PFIC rules discussed below, if the Reincorporation Merger qualifies as a reorganization under the provisions of Section 368 of the Code and is not treated as an indirect stock transfer, a U.S. Holder that exchanges its Goldenbridge securities pursuant to the Business Combination would not recognize gain or loss on the exchange of Goldenbridge securities for PubCo securities. The aggregate adjusted tax basis of a U.S. Holder in the PubCo Ordinary Shares received as a result of the Business Combination would equal the aggregate adjusted tax basis of the GBRG Ordinary Shares and the GBRG Rights surrendered in the exchange, and the aggregate adjusted tax basis in the PubCo

Warrants received as a result of such exchange should equal the aggregate adjusted tax basis of the GBRG Warrants surrendered in the exchange. A U.S. Holder’s holding period for the PubCo securities received in the exchange would include the holding period for the Goldenbridge securities surrendered in the exchange.

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange of Goldenbridge securities for PubCo securities pursuant to the Business Combination, the qualification of the Reincorporation Merger as a reorganization, and the potential application of Section 367(a) to the Reincorporation Merger.

If the Reincorporation Merger Does Not Qualify as a Reorganization

If the Reincorporation Merger fails to qualify as a reorganization under the provisions of Section 368 of the Code, a U.S. Holder that exchanges its Goldenbridge securities for the consideration under the Business Combination will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the PubCo securities received and (ii) the U.S. Holder’s adjusted tax basis in the Goldenbridge securities exchanged. A U.S. Holder’s aggregate tax basis in the PubCo securities received will be the fair market value of those securities on the date the U.S. Holder receives them. The U.S. Holder’s holding period for the PubCo securities received pursuant to the Business Combination will begin on the day after the date the U.S. Holder receives such PubCo securities.

Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the Goldenbridge securities exceeds one year at the time of the Business Combination. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. However, it is unclear whether the redemption rights with respect to the GBRG Ordinary Shares may prevent a U.S. Holder from satisfying the applicable holding period requirement. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.

Notwithstanding the foregoing, if the Reincorporation Merger fails to qualify as a reorganization under the provisions of Section 368 of the Code and Goldenbridge has been a PFIC for any taxable year during the holding period of a U.S. Holder (and a U.S. Holder of Goldenbridge securities has not made certain elections with respect to its Goldenbridge securities), such U.S. Holder would be subject to tax under the PFIC rules on any gain on the exchange of its Goldenbridge securities for the consideration under the Business Combination, as discussed below, “Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company Status.”

U.S. Federal Income Tax Consequences of the Acquisition Merger to U.S. Holders

It is the opinion of Hunter Taubman Fischer & Li LLC that the Acquisition Merger will qualify as a “reorganization” for U.S. federal income tax purposes within the meaning of section 368(a) of the Code, subject to the limitations, exceptions, beliefs, assumptions, and qualifications described in such opinion and the following discussions in “— U.S. Federal Income Tax Consequences of the Acquisition Merger to U.S. Holders.” This opinion is based on facts and representations contained in the Merger Agreement, and on customary factual assumptions, and further assumes that the Acquisition Merger is completed in the manner set forth in the Merger Agreement and the Registration Statement on Form F-4 of which this proxy statement/prospectus forms a part. If any assumption or representation becomes inaccurate, the U.S. federal income tax consequences of the merger could be adversely affected.

The obligations of Goldenbridge, AgiiPlus, and the Merger Sub to complete the merger are not conditional on the receipt of opinions from Loeb & Loeb LLP or Hunter Taubman Fischer & Li LLC to the effect that the merger qualifies for such treatment, and the merger may not occur even if it does not so qualify. Neither Goldenbridge nor AgiiPlus has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income consequences of the Acquisition Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each AgiiPlus shareholder is urged to consult its tax advisor with respect to the particular tax consequence of the Acquisition Merger to such holder.

If the merger qualifies as a “reorganization” within the meaning of section 368(a) of the Code, each U.S. holder of AgiiPlus Ordinary Shares generally will not recognize gain or loss upon exchanging its AgiiPlus Ordinary Shares for newly issued PubCo Ordinary Shares except to the extent discussed below. The tax basis of the PubCo Ordinary Shares received by a holder of AgiiPlus Ordinary Shares will be the same as the tax basis of the AgiiPlus Ordinary Shares surrendered in exchange for the PubCo Ordinary Shares, reduced by the amount of any cash received by such a holder in the merger, and increased by any gain recognized by such a holder in the merger as described below (including any portion of the gain that is treated as a dividend as described below). Such aggregate adjusted tax basis will be allocated to the PubCo Ordinary Shares received by the holder. The holder’s holding period for the PubCo Ordinary Shares that it receives pursuant to the merger will include its holding period for the AgiiPlus Ordinary Shares it surrenders.

U.S. Federal Income Tax Consequences if the Acquisition Merger Fails to Qualify as a Reorganization Within the Meaning of Section 368(a) of the Code and/or as a Transaction Governed by Section 351 of the Code

If the Acquisition Merger contemplated by the Merger Agreement does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code and/or as a transaction governed by Section 351 of the Code, then, for U.S. federal income tax purposes, a holder holding AgiiPlus Ordinary Shares generally would be treated as selling its AgiiPlus Ordinary Shares in exchange for PubCo Ordinary Shares in a taxable transaction.

A U.S. Holder who receives PubCo Ordinary Shares pursuant to the Acquisition Merger would generally recognize capital gain or loss equal to the difference, if any, between (i) the sum of the fair market values of PubCo Ordinary Shares, as determined for U.S. federal income tax purposes, and any cash received, and (ii) such U.S. Holder’s adjusted tax basis in the AgiiPlus Ordinary Shares surrendered. Such gain or loss generally will be long-term capital gain or loss provided the U.S. Holder’s holding period for the AgiiPlus Ordinary Shares surrendered in the merger exceeds one year as of the closing date of the Acquisition Merger. Long-term capital gain of certain non-corporate holders (including individuals) is currently eligible for U.S. federal income taxation at preferential rates (currently at a maximum rate of 20%). The deductibility of capital losses is subject to limitations under the Code. U.S. Holders that realize a loss should consult their tax advisors regarding the allowance of this loss.

A holder’s initial tax basis in the PubCo Ordinary Shares received in the Acquisition Merger will equal the fair market value of such shares upon receipt, and the holding period for such shares will begin on the day following the closing date of the Acquisition Merger.

U.S. Federal Income Tax Consequences of Ownership and Disposition of PubCo Securities

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of PubCo securities to U.S. Holders who receive such PubCo securities pursuant to the Business Combination.

Distribution on PubCo Ordinary Shares

Subject to the PFIC rules discussed below “— Passive Foreign Investment Company Status,” the gross amount of any distribution on PubCo Ordinary Shares that is made out of PubCo’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders generally will not qualify for the dividends-received deduction that may otherwise be allowed under the Code.

Dividends received by non-corporate U.S. Holders, including individuals, from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on the NASDAQ (on which PubCo intends to apply to list the PubCo Ordinary Shares) will be considered readily tradable on an established securities market in the United States. Even if the PubCo Ordinary Shares are listed on NASDAQ, there can be no assurance that the PubCo Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of PubCo’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Finally, PubCo will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See the discussion below under “— Passive Foreign Investment Company Status.”

The amount of any dividend paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by PubCo, calculated by reference to the exchange rate in effect on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date such U.S. Holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss. That currency exchange income or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit limitation purposes.

To the extent that the amount of any distribution made by PubCo on the PubCo Ordinary Shares exceeds PubCo’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. Holder’s PubCo Ordinary Shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Securities.” However, PubCo may not calculate earnings and profits in accordance with U.S. federal income tax principles. In such event, a U.S. Holder should expect to generally treat distributions PubCo makes as dividends.

Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Securities

Subject to the discussion below under “— Passive Foreign Investment Company Status,” a U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of PubCo Ordinary Shares and PubCo Warrants in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such PubCo Ordinary Shares or PubCo Warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of PubCo Ordinary Shares or PubCo Warrants will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the PubCo Ordinary Shares or PubCo Warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of PubCo Ordinary Shares or PubCo Warrants will generally be treated as U.S. source gain or loss.

Exercise or Lapse of a PubCo Warrant

Except as discussed below with respect to the cashless exercise of a PubCo Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a PubCo ordinary share on the exercise of a PubCo Warrant for cash. A U.S. Holder’s tax basis in a PubCo ordinary share received upon exercise of the PubCo Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the PubCo Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for a PubCo ordinary share received upon exercise of the PubCo Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrants and will not include the period during which the U.S. Holder held the PubCo Warrants. If a PubCo Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the PubCo Warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the PubCo Ordinary Shares received would equal the holder’s basis in the PubCo Warrant. If the cashless exercise were treated as not being a gain recognition event, a U.S. Holder’s holding period in the PubCo Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the PubCo ordinary share would include the holding period of the PubCo Warrant.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder would recognize gain or loss with respect to the portion of the exercised PubCo Warrants treated as surrendered to pay the exercise price of the PubCo Warrants (the “surrendered warrants”). The U.S. Holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the PubCo Ordinary Shares that would have been received with respect to the surrendered warrants in a regular exercise of the PubCo Warrants and (ii) the sum of the U.S. Holder’s tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been exercised in a regular exercise). In this case, a U.S. Holder’s tax basis in the PubCo Ordinary Shares received would equal the U.S. Holder’s tax basis in the PubCo Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. Holder’s holding period for the PubCo Ordinary Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Certain U.S. Federal Income Tax Consequences of Exercising Redemption Rights

In the event that a U.S. Holder elects to redeem its GBRG Ordinary Shares for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the GBRG Ordinary Shares under Section 302 of the Code. If the redemption qualifies as a sale or exchange of the GBRG Ordinary Shares, subject to the PFIC rules discussed below “— Passive Foreign Investment Company Status,” the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the GBRG Ordinary Shares surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the GBRG Ordinary Shares redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. However, it is unclear whether the redemption rights with respect to the GBRG Ordinary Shares may prevent a U.S. Holder from satisfying the applicable holding period requirement. The deductibility of capital losses is subject to limitations.

If the redemption does not qualify as a sale or exchange of GBRG Ordinary Shares, subject to the PFIC rules discussed below “— Passive Foreign Investment Company Status,” the U.S. Holder will be treated as receiving a corporate distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from Goldenbridge’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the GBRG Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the ordinary shares. Dividends paid to a U.S. Holder that is a taxable corporation generally will not qualify for the dividends received deduction that may otherwise be allowed under the Code. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations) and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. However, it is unclear whether the redemption rights with respect to the GBRG Ordinary Shares may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Whether a redemption qualifies for sale or exchange treatment will depend largely on the total number of GBRG Ordinary Shares treated as held by the U.S. Holder (including any GBRG Ordinary Shares constructively owned by the U.S. Holder as a result of owning GBRG Warrants or GBRG Rights) relative to all of the GBRG Ordinary Shares outstanding both before and after the redemption. The redemption of GBRG Ordinary Shares generally will be treated as a sale or exchange of the GBRG Ordinary Shares (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in Goldenbridge or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only GBRG Ordinary Shares actually owned by the U.S. Holder, but also GBRG Ordinary Shares that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include GBRG Ordinary Shares which could be acquired pursuant to the exercise of the GBRG Warrants or GBRG Rights. In order to meet the substantially disproportionate test, the percentage of Goldenbridge’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of the GBRG Ordinary Shares must, among other requirements, be less than 80% of the percentage of Goldenbridge’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of the GBRG Ordinary Shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of the GBRG Ordinary Shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other GBRG Ordinary Share. The redemption of the GBRG Ordinary Shares will not be essentially equivalent to a dividend if a U.S. Holder’s conversion results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Goldenbridge. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Goldenbridge will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution. After the application of those rules regarding corporate distributions, any remaining tax basis of the U.S. Holder in the redeemed ordinary shares will be added to the U.S. Holder’s adjusted tax basis in its remaining GBRG Ordinary Shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its GBRG Warrants or possibly in other GBRG Ordinary Shares constructively owned by it.

Passive Foreign Investment Company Status

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if Goldenbridge, PubCo, or any of its subsidiaries, is treated as a PFIC for any taxable year during which the U.S. Holder holds Goldenbridge securities or, after the Business Combination, PubCo securities. A non-U.S. corporation will be classified as a PFIC for any taxable year (a) if at least 75% of its gross income consists of passive income, such as dividends, interest, rents and royalties (except for rents and royalties earned in the active conduct of a trade or business), and gains on the disposition of property that produces such income, or (b) if at least 50% of the average value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income (including for this purpose its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the interest, by value).

Because the classification of a non-U.S. corporation as a PFIC is a factual determination made annually after the close of each taxable year, Goldenbridge has not provided assurance that it was not a PFIC for its 2021 taxable year or for any prior year. If (a) Goldenbridge has been a PFIC for any taxable year during the holding period of a U.S. Holder (and a U.S. Holder of Goldenbridge securities has not made certain elections with respect to its Goldenbridge securities), and (b) PubCo is not a PFIC in the taxable year of the Business Combination and the Reincorporation Merger does not qualify as a reorganization under Section 368(a)(1)(F) of the Code, such U.S. Holder would likely recognize gain (but not loss if the Reincorporation Merger qualifies as a reorganization) upon the exchange of Goldenbridge securities for PubCo securities pursuant to the Reincorporation Merger. The gain (or loss) would be computed as described above under “— Consequences if the Reincorporation Merger Does Not Qualify as a Reorganization.” Any such gain recognized by such U.S. Holder on the exchange of Goldenbridge securities for PubCo securities would be allocated ratably over the U.S. Holder’s holding period for the Goldenbridge securities. Such amounts allocated for the current taxable year and any taxable year prior to the first taxable year in which Goldenbridge was a PFIC would be treated as ordinary income, and not as capital gain, in the U.S. Holder’s taxable year, and such amounts allocated to each other taxable year beginning with the year that Goldenbridge became a PFIC would be taxed at the highest tax rate in effect for each year to which the gain was allocated, together with a special interest charge on the tax attributable to each such year.

Because the classification of a non-U.S. corporation as a PFIC is a factual determination made annually after the close of each taxable year, PubCo has not provided assurance that it was not a PFIC for its 2021 taxable year or for any prior year. If PubCo were characterized as a PFIC for any taxable year, U.S. Holders of PubCo securities would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of PubCo securities treated as ordinary income rather than capital gains, and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the PubCo securities. U.S. Holders would also be subject to annual information reporting requirements. In addition, if PubCo were a PFIC in a taxable year in which PubCo paid a dividend or the prior taxable year, such dividends would not be eligible to be taxed at the reduced rates applicable to qualified dividend income (as discussed above). Certain elections (including a mark-to-market election) may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment.

U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to the exchange of Goldenbridge securities for the consideration pursuant to the Business Combination and, after the Business Combination, their ownership of the PubCo securities.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends received by U.S. Holders of PubCo Ordinary Shares (including constructive dividends), and the proceeds received on the disposition of PubCo Ordinary Shares and PubCo Warrants effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. Holders that are exempt recipients (such as corporations). Information reporting requirements will also apply to redemptions from U.S. Holders of GBRG Ordinary Shares. Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding.

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to PubCo securities, subject to certain exceptions (including an exception for PubCo securities held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold PubCo securities. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of PubCo securities.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Required Vote

Approval of the Reincorporation Merger Proposal requires the affirmative vote of the holders of a majority of the issued and outstanding GBRG Ordinary Shares as of the record date represented in person or by proxy at the Extraordinary General Meeting and entitled to vote thereon. Adoption of the Reincorporation Merger Proposal is conditioned upon the adoption of the Acquisition Merger Proposal. It is important for you to note that in the event that either of the Reincorporation Merger Proposal or the Acquisition Merger Proposal is not approved, then Goldenbridge will not consummate the Business Combination.

Recommendation of Goldenbridge’s Board of Directors

After careful consideration, Goldenbridge board of directors determined that the Reincorporation Merger forming part of the Business Combination with AgiiPlus is in the best interests of Goldenbridge and its shareholders. On the basis of the foregoing, Goldenbridge board of directors has approved and declared advisable the Business Combination with AgiiPlus and recommends that you vote or give instructions to vote “FOR” adoption of the Reincorporation Merger Proposal.

PROPOSAL NO. 2
THE ACQUISITION MERGER PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Merger Agreement. The full text of the Merger Agreement and the Plan of Merger is attached hereto as Annex A, which is incorporated by reference herein.

General Description of the Acquisition Merger

Acquisition Merger with AgiiPlus; Acquisition Merger Consideration

Immediately after the Reincorporation Merger, Merger Sub, a Cayman Islands exempted company and wholly owned subsidiary of PubCo, will be merged with and into AgiiPlus, resulting in AgiiPlus being a wholly owned subsidiary of PubCo.

The aggregate consideration for the Acquisition Merger is $520,000,000, payable in the form of 52,000,000 newly issued PubCo Ordinary Shares valued at $10.00 per share to AgiiPlus and its shareholders. At the closing of the Acquisition Merger, the issued and outstanding shares in AgiiPlus held by the former AgiiPlus shareholders will be cancelled and ceased to exist, in exchange for the issue of an aggregate of 38,301,111 PubCo Class A Ordinary Shares and 13,698,889 PubCo Class B Ordinary Shares, of which 1,000,000 PubCo Ordinary Shares are to be issued and held in escrow to satisfy any indemnification obligations of the former AgiiPlus shareholders. 4,864,928 PubCo Class A Ordinary Shares will be reserved and authorized for issuance under the Incentive Plan upon closing. At the closing of the Acquisition Merger, the one fully paid share in Merger Sub held by PubCo will become one fully paid share in the surviving corporation, so that AgiiPlus will become a wholly owned subsidiary of PubCo.

Upon the closing of the Business Combination, PubCo board of directors will consist of five (5) directors, four (4) of whom will be designated by AgiiPlus shareholders and a majority of whom will be “independent” under Nasdaq’s listing standards. See section titled “PubCo’s Directors and Executive Officers after the Business Combination” for additional information.

According to the Memorandum and Articles of Association of PubCo, the authorized share capital of the post-closing company is $50,000 divided into 500,000,000 ordinary shares of par value of $0.0001 each, comprising (a) 400,000,000 PubCo Class A Ordinary Shares of par value of US$0.0001 each and (b) 100,000,000 PubCo Class B Ordinary Shares of par value of $0.0001 each. After the consummation of the Business Combination, PubCo will be a “foreign private issuer” under the U.S. securities laws and the rules of Nasdaq. For more information about the foreign private issuer, please see the sections titled “PubCo’s Directors and Executive Officers After the Business Combination — Foreign Private Issuer Status.”

After the Business Combination, assuming (i) there are no redemptions of our shares, and (ii) there is no exercise of the PubCo Warrants, and (iii) excluding the shares issued to investors in the $15,000,000 equity financing, Goldenbridge’s current public shareholders will own approximately [*]% of the issued share capital of PubCo, Goldenbridge’s current directors, officers and affiliates will own approximately [*]% of the issued share capital of PubCo, and AgiiPlus shareholders will own approximately [*]% of the issued share capital of PubCo (including the 4,864,928 PubCo Class A Ordinary Shares reserved and authorized for issuance under the Incentive Plan). Assuming redemption by holders of [*] Goldenbridge’s outstanding ordinary shares, Goldenbridge’s current public shareholders will own approximately [*]% of the issued share capital of PubCo, Goldenbridge’s current directors, officers and affiliates will own approximately [*]% of the issued share capital of PubCo, and AgiiPlus shareholders will own approximately [*]% of the issued share capital of PubCo (including the [*] PubCo Class A Ordinary Shares reserved and authorized for issuance under the Incentive Plan).

Assuming the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the Pre-Merger Charter Amendment are approved, Goldenbridge expects to close the Business Combination by [•].

Representations and Warranties

AgiiPlus and its Principal Shareholders make certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Merger Agreement) relating to, among other things: (a) proper corporate organization of AgiiPlus and its subsidiaries and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) absence of conflicts; (d) capital structure;

(e) accuracy of charter documents and corporate records; (f) required consents and approvals; (g) financial information; (h) absence of certain changes or events; (i) title to assets and properties; (j) material contracts; (k) ownership of real property; (l) licenses and permits; (m) compliance with laws, including those relating to foreign corrupt practices and money laundering; (n) ownership of intellectual property; (o) customers and suppliers; (p) employment and labor matters; (q) taxes matters; (r) environmental matters; (s) brokers and finders; (t) that AgiiPlus is not an investment company; and (u) other customary representations and warranties.

Goldenbridge, PubCo and Merger Sub (collectively “Purchaser Parties”) make certain representations and warranties relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) litigation; (d) brokers and finders; (e) capital structure; (f) validity of share issuance; (g) minimum trust fund amount; and (h) validity of Nasdaq Stock Market listing; (i) SEC filing requirements and financial statements; (j) material contracts; (k) compliance with laws, including those relating to foreign corrupt practices and money laundering and (l) other customary representations and warranties.

Conduct Prior to Closing; Covenants

Each of AgiiPlus and Goldenbridge has agreed to, and cause its subsidiaries to, operate the business in the ordinary course, consistent with past practices, prior to the closing of the transactions (with certain exceptions) and not to take certain specified actions without the prior written consent of the other party.

The Merger Agreement also contains covenants providing for:

•        Each party providing access to their books and records and providing information relating to their respective business to the other party, its legal counsel and other representatives;

•        AgiiPlus delivering the financial statements required by Goldenbridge to make applicable filings with the SEC; and

•        Cooperation in making certain filings with the SEC.

Conditions to Closing

General Conditions

Consummation of the Merger Agreement and the transactions herein is conditioned on, among other things, (i) the absence of any order or provisions of any applicable Law making the transactions illegal or otherwise preventing the transactions; (ii) Goldenbridge and AgiiPlus receiving approval from their respective shareholders or shareholders to the transactions, (iii) Goldenbridge retaining its listing on Nasdaq and the additional listing application for the closing payment shares issued to shareholders of AgiiPlus being approved by Nasdaq; and (iv)each of the additional agreement as described in the Merger Agreement being executed provided that the non-execution of the Lock-up Agreement (see below) by AgiiPlus shareholders who are not the key personnel nor controlled by the key personnel as defined in the Merger Agreement and grantees of AgiiPlus’ options that are vested as of the closing, collectively holding no more than 5% of share capital in AgiiPlus immediately prior to the closing shall not affect the closing.

AgiiPlus’ Conditions to Closing

The obligations of AgiiPlus to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

•        Purchaser Parties complying with all of their obligations under the Merger Agreement in all material respects;

•        subject to applicable materiality qualifiers, the representations and warranties of Purchaser Parties being true on and as of the closing date of the transactions and Purchaser Parties complying with all required covenants in the Merger Agreement;

•        Purchaser Parties complying with the reporting requirements under the applicable Securities Act and Exchange Act; and

•        there having been no material adverse effect to Purchaser Parties.

Purchaser Parties’ Conditions to Closing

The obligations of Purchaser Parties to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

•        AgiiPlus and its subsidiaries complying with all of the obligations under the Merger Agreement in all material respects;

•        subject to applicable materiality qualifiers, the representations and warranties of AgiiPlus and its subsidiaries being true on and as of the closing date of the transactions and AgiiPlus and its subsidiaries complying with all required covenants in the Merger Agreement;

•        there having been no material adverse effect to AgiiPlus’ business;

•        Goldenbridge receiving legal opinions from AgiiPlus’ counsels in the PRC and Cayman Islands; and

•        AgiiPlus having completed an equity financing of $15,000,000.

Indemnification

Until the six (6) months anniversary from and after the closing date, certain shareholders of AgiiPlus agreed to indemnify PubCo from any losses incurred or sustained by PubCo arising from any breach, inaccuracy or nonfulfillment of any of the representations, warranties and covenants of AgiiPlus contained herein. The indemnification applies only to amounts (in aggregate) in excess of $1,000,000, and the indemnification obligations are capped at the value of the shares that are being held in escrow. Such indemnification can only be satisfied with the cancellation of PubCo Ordinary Shares.

Termination

The Merger Agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to Goldenbridge shareholders, by:

•        either Goldenbridge or AgiiPlus, if the closing has not occurred by June 30, 2022, provided that no material breach of the Merger Agreement by the party seeking to terminate the Merger Agreement shall have occurred or have been made;

•        Goldenbridge, if AgiiPlus fails to consummate the $15,000,000 equity financing prior to the Closing Date, or if AgiiPlus has materially breached any representation, warranty, agreement or covenant contained in the Merger Agreement, the Plan of Merger or the transactions fail to be authorized or approved by the AgiiPlus shareholders and such breach has not been cured within fifteen (15) days following the receipt by AgiiPlus of a notice describing such breach, and Goldenbridge will be entitled to a break-up fee of $1,000,000 promptly after such termination; or

•        AgiiPlus, if Goldenbridge has materially breached any representation, warranty, agreement or covenant contained in the Merger Agreement and such breach has not been cured within fifteen (15) days following the receipt by Goldenbridge a notice describing such breach, and AgiiPlus will be entitled to a break-up fee of $1,000,000 promptly after such termination. In addition, AgiiPlus may terminate the Agreement if AgiiPlus determines in its sole and absolute discretion that it is unable or unwilling to raise no less than $15,000,000 in equity financing under then-prevalent market conditions prior to the Closing, and Goldenbridge will be entitled to a break-up fee of $1,000,000 promptly after such termination.

In addition to the Merger Agreement, the following agreements will be entered into in connection with the closing of the business combination.

Shareholder Support Agreements

Concurrently with the execution of the Merger Agreement, certain of AgiiPlus’ officers, directors, founders and holders of more than 5% of its voting stock who collectively own approximately100% of AgiiPlus’ voting stock entered into support agreements, pursuant to which each such holder agreed to vote in favor of the Business Combination, subject to the terms of such shareholder support agreements.

Insider Share Purchase Agreement

In connection with the transactions, AgiiPlus and the initial shareholders of Goldenbridge will enter into an Insider Share Purchase Agreement whereby AgiiPlus will agree to buy an aggregate of 400,000 Goldenbridge’s ordinary shares held by the initial shareholders at a price of $10.00 per share for an aggregate purchase price of $4,000,000.

Escrow Agreement

In connection with the transactions, PubCo, the Shareholders’ Representative of AgiiPlus and an escrow agent will enter into an Escrow Agreement pursuant to which PubCo will issue 1,000,000 of its PubCo Ordinary Shares to be held in escrow to secure the indemnification obligations as contemplated by the Merger Agreement. The form of Escrow Agreement that was attached as an exhibit to the Merger Agreement is attached to this proxy statement as Annex D.

Lock-Up Agreements

In connection with the transactions, PubCo will enter into a Lock-Up Agreement with each AgiiPlus shareholder and Goldenbridge initial shareholder, as the case may be, with respect to certain lock-up arrangements, which will provide that such AgiiPlus shareholders and Goldenbridge initial shareholders, as the case may be, will not, within certain period of time from the closing of the Business Combination, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the shares issued in connection with the Acquisition Merger, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise.

Registration Rights Agreements

In connection with the transactions, PubCo and certain shareholders of AgiiPlus will enter into a registration rights agreement to provide for the registration of the PubCo Ordinary Shares received by them in connection with the transactions. These AgiiPlus shareholders will be entitled to (i) make a written demand for registration under the Securities Act of all or part of their closing payment shares, and (ii) “piggy-back” registration rights with respect to registration statements filed following the consummation of the Business Combination. PubCo will bear the expenses incurred in connection with the filing of any such registration statements.

In connection with the transactions, PubCo and certain initial shareholders of Goldenbridge will enter into a registration rights agreement to provide for the registration of the securities registrable pursuant to a registration rights agreement, dated as of March 1, 2021, by and among Goldenbridge and the initial shareholders of Goldenbridge. These shareholders of Goldenbridge will be entitled to (i) make written demands for registration under the Securities Act of all or part of their shares, and (ii)”piggy-back” registration rights with respect to registration statements filed following the consummation of the Business Combination. PubCo will bear the expenses incurred in connection with the filing of any such registration statements.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of Goldenbridge board of directors in favor of adoption of the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the other related Proposals, you should keep in mind that Goldenbridge’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder, including the following:

•        If the proposed Business Combination is not completed by June 4, 2022, the date that is 15 months from the closing of the IPO (or December 4, 2022, the date that is 21 months from the closing of the IPO, if the time period is extended as previously described herein), Goldenbridge will be required to liquidate. In such event, the 1,437,500 GBRG Ordinary Shares held by the initial shareholders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless. Such shares had an aggregate market value of approximately $[•] based on the closing price of GBRG Ordinary Shares of $[•] on Nasdaq as of [•];

•        If the proposed Business Combination is not completed by June 4, 2022, the date that is 15 months from the closing of the IPO (or December 4, 2022, the date that is 21 months from the closing of the IPO, if the time period is extended as previously described herein), Goldenbridge will be required to liquidate. In this event, the 470,583 GBRG Ordinary Shares held by the Sponsor, which were acquired prior to the IPO as insider shares, and ordinary shares, warrants and the rights included as part of the 350,000 Private Units purchased by the Sponsor for a total purchase price of $3,500,000, will be worthless. Such ordinary shares had an aggregate market value of approximately $[•] based on the closing price of GBRG Ordinary Shares of $[•] per on Nasdaq as of [•], 2022, such warrants had an aggregate market value of approximately $[•] based on the closing price of GBRG Warrants of $[*] on Nasdaq as of [•], such rights had an aggregate market value of approximately $[•] based on the closing price of GBRG Rights of $[•] on Nasdaq as of [*], 2022, such private units had an aggregate market value of approximately $[•] closing price of GBRG Units of $[•] on Nasdaq as of [•]. The Sponsor, Goldenbridge’s officers and directors and their affiliates waived their redemption rights and liquidation rights in connection with the purchase of the insider shares and no other consideration was paid for such agreement;

•        The exercise of Goldenbridge’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our shareholders’ best interest;

•        In order to extend Goldenbridge’s time to complete a business combination by up to an additional nine months as provided in its amended and restated memorandum and articles of association, Goldenbridge’s Sponsor or our directors and officers or their designees must deposit $575,000 into the trust account for each three-month extension. If the Business Combination is consummated by the extended deadlines, the amount deposited in the trust account will be repaid. However, if the Business Combination is not consummated by the extended deadline, the amount deposited will not be repaid unless there are funds available outside the trust account to do so and will be included in the liquidation distribution to Goldenbridge’s shareholders;

•        If the proposed Business Combination is not completed by June 4, 2022, the date that is 15 months from the closing of the IPO (or December 4, 2022, the date that is 21 months from the closing of the IPO, if the time period is extended as previously described herein), Cross Wealth Investment Holding Limited, which is owned by Jining Li, a member of Goldenbridge’s Board of Directors, will be liable under certain circumstances described herein to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Goldenbridge for services rendered or contracted for or products sold to Goldenbridge. If Goldenbridge consummates a business combination, on the other hand, PubCo will be liable for all such claims;

•        The Sponsor and Goldenbridge’s officers and directors and their affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on Goldenbridge’s behalf, such as identifying and investigating possible business targets and business combinations. However, if the proposed Business Combination is not completed by June 4, 2022, the date that is 15 months from the closing of the IPO (or December 4, 2022, the date that is 21 months from the closing of the IPO, if the time period is extended as previously described herein), they will not have any claim against the trust account for reimbursement. Accordingly, Goldenbridge may not be able to reimburse these expenses, and the Sponsor and Goldenbridge’s officers and directors and their affiliates will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceeded the amount of its working capital if the Business Combination or another business combination is not completed within the allotted time period. As of the date of this proxy statement/prospectus, the Sponsor and Goldenbridge’s officers and directors and their affiliates have not had any unpaid reimbursable expenses;

•        If the Business Combination with AgiiPlus is completed, AgiiPlus shareholders will designate four (4) members of the board of directors of the post-Business Combination company. It is currently contemplated that Yongsheng Liu, who is currently a director of Goldenbridge, will continue to be a director of PubCo after the closing of the Business Combination (assuming that the Acquisition Proposal is approved as described in this proxy statement/prospectus). As such, in the future, he will receive any cash fees, stock options or stock awards that PubCo’s board of directors determines to pay to its non-executive directors;

•        The Merger Agreement provides for the continued indemnification of Goldenbridge’s current directors and officers and the continuation of directors and officers liability insurance covering Goldenbridge’s current directors and officers;

•        Goldenbridge’s officers and directors may make loans from time to time to Goldenbridge to fund certain capital requirements. As of the date of this proxy statement/prospectus, no such loans have been made, but loans may be made after the date of this proxy statement/prospectus. If the Business Combination is not consummated, the loans will not be repaid and will be forgiven except to the extent there are funds available to Goldenbridge outside of the trust account;

•        The Sponsor and its affiliates will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate; and

•        The Sponsor and its affiliates can earn a positive rate of return on their investment, even if other Goldenbridge shareholders experience a negative rate of return in the combined company following the Business Combination.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Goldenbridge will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of AgiiPlus expecting to have a majority of the voting power of the post-combination company, AgiiPlus senior management comprising all of the senior management of the post-combination company, the relative size of AgiiPlus compared to Goldenbridge, and AgiiPlus operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of AgiiPlus issuing stock for the net assets of Goldenbridge, accompanied by a recapitalization. The net assets of Goldenbridge will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of AgiiPlus.

Regulatory Approvals

The Reincorporation Merger, the Acquisition Merger and the other transactions contemplated by the Merger Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the Cayman Islands and the British Virgin Islands, except for the registration by the Registrar of Companies in the Cayman Islands and the Registrar of Corporate Affairs in the British Virgin Islands of the plans of merger, respectively.

Background of the Business Combination

Promptly after the closing of the IPO on March 4, 2021, Goldenbridge commenced the process of actively identifying potential business combination targets. Our efforts to identify a prospective target business were not limited to any particular industry or geographic location. Goldenbridge signed a merger and acquisitions advisory agreement with Maxim on March 17, 2021, for Maxim to act as our non-exclusive financial and M&A advisor with respect to a business combination involving targets introduced by Maxim. Goldenbridge reviewed more than 30 candidates in different industries and had serious discussions with around 10 of them, including AgiiPlus. No discussions regarding a potential business combination with any candidate were held prior to Goldenbridge’s IPO. The following is not intended to be a complete list of all opportunities initially evaluated or explored or discussions held by Goldenbridge, but set forth the significant discussions and steps that Goldenbridge took in reaching a definitive agreement with AgiiPlus.

1.      Target No. 1: Goldenbridge was introduced to Target No. 1, a leading Southeast Asian Fintech company and digital bank. Target No. 1 received investments from well-known investors. Target No. 1 raised $80 million in its Series D financing and had a valuation of $800 million. Goldenbridge initiated negotiation with Target No. 1. However, Target No. 1’s management later determined that it was not interested in pursuing a business combination with Goldenbridge.

2.      Target No. 2.Goldenbridge was introduced to Target No. 2, a technology company that designs multi-core processor integrated circuits that serve as the vision processor for smart phones. Target No. 2 received investments from well-known investors. Goldenbridge was concerned about Target No. 2’s potential growth and market acceptance. Later on, Goldenbridge terminated the process with Target No. 2.

3.      Target No. 3: Goldenbridge was introduced to Target No. 3, a driver and consumer platform similar to Uber, Lyft, and DiDi. Goldenbridge and Maxim had multiple discussions with Target No. 3. Goldenbridge and Target No. 3 agreed to further discuss terms of a potential business combination and prepared a letter of intent (“LOI”). Subsequently, Target No. 3’s management was not able to make a timely decision. The Goldenbridge team decided not to proceed with Target No. 3, because Goldenbridge team believed Target No. 3 would not align with Goldenbridge’s timing to complete a business combination due to Target No. 3’s delayed decision-making process.

4.      Target No. 4: Goldenbridge was introduced to Target No. 4, one of China’s largest private thermal energy storage providers, offering professional service for clean heating, ventilation, and air conditioning. Goldenbridge commenced discussions with Target No. 4 and was told that Target No. 4 was in discussions with other parties on a potential reverse takeover, and Target No. 4 was willing to consider a business combination with Goldenbridge if the reverse takeover was not successful. On March 31, 2021, Target No. 4 announced that it entered into a securities purchase agreement, pursuant to which it will acquire a public traded company in a reverse merger transaction. As such, Goldenbridge terminated the process with Target No. 4.

5.      Target No. 5: Goldenbridge was introduced to Target No. 5, a new retail enabling, operational and integrated company focusing on the convenience store industry. Target No. 5 had received investments from well-known investors. Goldenbridge believed that Target No. 5 had great market potential in a promising industry. On April 2, 2021, after internal discussions, the Goldenbridge team determined to proceed with Target No. 5, and a letter of intent was signed by Goldenbridge and Target No. 5. Negotiations on the terms of a definitive merger agreement by Goldenbridge and Target No. 5 continued for over a month. The parties failed to reach agreements on terms of the definitive merger agreement.

Goldenbridge’s Interaction with AgiiPlus

On May 20, 2021, Maxim proposed AgiiPlus as a potential business combination target to Goldenbridge. A preliminary company overview was sent to Mr. Yongsheng Liu, the CEO of Goldenbridge, who, after reviewing the materials, decided to meet with AgiiPlus.

On May 25, 2021, Mr. Yongsheng Liu, Dr. Jing Hu, the founder and CEO of AgiiPlus , together with other key management personnel and the financial advisors of both companies held the first conference call regarding a potential business combination between Goldenbridge and AgiiPlus. During the call, Dr. Jing Hu presented an overview of AgiiPlus’ current business and offered details on recent developments of AgiiPlus. Both parties were interested in a business combination, and Goldenbridge sent AgiiPlus a draft of non-disclosure agreement for review after the call.

On June 7, 2021, Goldenbridge and AgiiPlus signed a non-disclosure agreement. Goldenbridge also circulated a due diligence request list to AgiiPlus.

Between June 10 and June 11, 2021, Goldenbridge conducted preliminary due diligence on AgiiPlus and had multiple conference calls with AgiiPlus discussing due diligence issues related to AgiiPlus’ business, industry and market.

On June 11, 2021, Goldenbridge was given access to AgiiPlus data room to commence the due diligence process.

On June 25, 2021, a representative of Goldenbridge met with AgiiPlus management team at the headquarters of AgiiPlus in Shanghai, China. During the meeting, the parties discussed follow-up due diligence issues related to AgiiPlus’ business operating data, audit, restructuring, historical equity financings, valuation, and proposed business terms of a business combination. After the meeting, AgiiPlus requested that Goldenbridge provide a draft LOI.

Later on June 26, 2021, Goldenbridge management held a special meeting internally to discuss the possibility of a transaction with AgiiPlus and terminating its process with Target No. 5. The management compared the merits and risks of both targets:

•        Financials:    Both companies were not operating profitably at the time. AgiiPlus had demonstrated its revenue growth in the past few years but it hadn’t been able to generate sustainable profits. However, AgiiPlus has managed to maintain a positive operating cash flow since 2020. More than 80% of Target No. 5’s revenue was contributed by its subsidiary, in which Target No. 5 held less than 50% of equity interest. Goldenbridge’s management was concerned about potential consolidation issues as a result of Target No. 5 holding less than 50% of equity interest in that subsidiary.

•        Readiness for the SPAC merger:    Goldenbridge has a tight deadline to complete a business combination. AgiiPlus was in the advanced stage of completing its PCAOB audit report while Target No. 5 was in the early stage of its audit process. Therefore, Goldenbridge’s management determined that AgiiPlus was much better prepared for a SPAC transaction than Target No. 5.

Goldenbridge then concluded that given the slow progress that Target No. 5 had made in recent months, it was in the best interest of Goldenbridge to expedite negotiations with AgiiPlus and to terminate its process with Target No. 5.

On June 28, 2021, Goldenbridge asked Maxim to assist in preparing an initial LOI for AgiiPlus.

On June 29, 2021, Goldenbridge submitted the initial draft LOI to AgiiPlus, which was provided as a framework for preliminary discussions regarding specific terms of a potential business combination. The proposed original terms of a business combination included, among others, a pre-merger equity evaluation for AgiiPlus of $500 million. Goldenbridge’s proposal of a $500 million pre-money equity valuation was based on Goldenbridge’s discussions regarding valuation of other potential business combination targets, publicly available information regarding the valuations of similarly situated flexible working solutions provider companies, and Goldenbridge’s understanding of AgiiPlus’ business. While AgiiPlus was evaluating the LOI, the business teams of both Goldenbridge and AgiiPlus continued having follow-up due diligence calls.

On June 30, 2021,Chain Stone Capital, the financial adviser of AgiiPlus, had a meeting with Goldenbridge and the parties discussed issues in connection with the initial draft LOI. At the meeting, Chain Stone Capital informed Goldenbridge that the founder of AgiiPlus wanted to enhance control of the company after the business combination, in order to keep the combined company’s growth in the right track. Therefore, AgiiPlus suggested including a dual class stock voting structure and establishing an equity incentive plan (“ESOP”) for the combined company in the LOI. Goldenbridge discussed those proposals subsequently, and concluded these terms would be favorable to the combined company in the long run. On the same day, Goldenbridge submitted a revised draft LOI to AgiiPlus, in which it continued to include the pre-merger equity evaluation for AgiiPlus of $500 million and added the terms for the dual class stock voting structure and the ESOP for the post-combined company.

On July 2, 2021, the Goldenbridge team and the Chief Financial Officer of AgiiPlus had a meeting and discussed terms of the transaction costs.

On July 3, 2021, the business teams of Goldenbridge and AgiiPlus discussed additional due diligence questions related to AgiiPlus’ business operations.

On July 13, 2021, the Chief Financial Officer of AgiiPlus sent back to Goldenbridge a final draft LOI, which included the final terms agreed by Goldenbridge and AgiiPlus. This final draft LOI reflected the terms that Goldenbridge and AgiiPlus had negotiated over the period from June 29, 2021 to July 13, 2021. The final LOI included the pre-merger equity evaluation for AgiiPlus of $500 million, the equity financing of $20 million, the dual class stock voting structure and the ESOP for the post-combined company. The final LOI was also modified by proposing, among other things, that AgiiPlus would deposit $100,000 upon execution of the LOI and that AgiiPlus would buy back some of Goldenbridge’s insider shares at a purchase price of $10.00 per share upon closing of the proposed business combination.

On July 14, 2021, Mr. Yongsheng Liu, the CEO and chairman of Goldenbridge, agreed on and signed the LOI.

On July 15, 2021, AgiiPlus countersigned the LOI.

On July 21, 2021, a kick-off meeting was held via Zoom and hosted by Mr. Yongsheng Liu. Goldenbridge’s management, AgiiPlus’ management, Maxim, Chain Stone Capital, MaloneBailey, LLP, Loeb & Loeb LLP (“Loeb”), legal counsel to Goldenbridge, Hunter Taubman Fischer & Li LLC (“HTFL”), legal counsel to AgiiPlus and Han Kun Law Offices, PRC counsel to AgiiPlus, participated in the meeting. During the meeting, the parties discussed topics including the transaction structure and due diligence.

From July 26, 2021 to August 2, 2021, Goldenbridge and AgiiPlus held meetings to further discuss topics including the merger structure, due diligence, valuation, accounting and audit and AgiiPlus’ restructuring progress. The parties contemplated a transaction structure that would involve a reincorporation merger and an acquisition merger. Upon confirming the transaction structure, Loeb started drafting the merger agreement. Concurrently Loeb sent a legal due diligence check list to AgiiPlus. AgiiPlus also contemplated its oversea restructuring including forming its holding company in the Cayman Islands in connection with the transaction. Meanwhile, auditors of AgiiPlus provided the estimated timeframe to complete their audit work for AgiiPlus.

On August 6, 2021, Loeb, on behalf of Goldenbridge, circulated to HTFL and AgiiPlus an initial draft of the merger agreement which included a request that certain AgiiPlus shareholders enter into shareholder support agreements. Until September 30, 2021, Loeb and HTFL exchanged drafts of the merger agreement and other ancillary documents, and engaged in negotiations of such documents and agreements. Over the same period, representatives of Goldenbridge and AgiiPlus, together with, as applicable, Loeb and HTFL participated in on-site meetings and conference calls and came to agreement on various outstanding terms with respect to the potential business combination, including, among others, (i) closing conditions; (ii) transaction structure; (iii) valuation, (iv) financial reporting periods; (v) lock-up period; (vi) break-up fee arrangements; and (vii) representations, warranties and covenants to be provided by the parties under the Merger Agreement.

On September 29, 2021, Goldenbridge’s board of directors held a meeting to discuss the merger with AgiiPlus and approved the proposed business combination with AgiiPlus and authorized Goldenbridge’s management to enter into the definitive merger agreement with AgiiPlus on substantially the same terms as presented to the Goldenbridge board of directors.

On September 30, 2021, the Merger Agreement was signed by all parties thereto. In connection with the Merger Agreement, Shareholder Support Agreements were signed by all parties thereto.

On October 4, 2021, the signing of the Merger Agreement by Goldenbridge and AgiiPlus was announced to the public. On the same day, Goldenbridge filed a Current Report on Form 8-K including a copy of the Merger Agreement.

Negotiation of Material Terms of the Merger Agreement

Loeb prepared the first draft of the Merger Agreement which was sent to AgiiPlus’ counsel, HTFL, on August 6, 2021. On September 8, 2021, AgiiPlus circulated back to Loeb a revised draft of the Merger Agreement. Until September 30, 2021, Goldenbridge management engaged in numerous due diligence sessions with AgiiPlus as described above, and Loeb reviewed contracts, corporate organizational and ownership documents, financing matters, as well as employment and labor matters as part of its diligence efforts. Over the same period, Goldenbridge continued negotiations with AgiiPlus to agree upon and finalize the merger consideration, which was the primary term of the Merger Agreement. Initially the parties agreed upon the merger consideration of $500 million, based on the pre-merger equity valuation for AgiiPlus of $500 million. AgiiPlus proposed to increase the pre-merger equity valuation for AgiiPlus from $500 million to $520 million, after taking into account the new equity injection into AgiiPlus in the amount of approximately RMB57 million resulting from the conversion of convertible bonds held by some investors of AgiiPlus, and based on AgiiPlus’ own valuation model. The business team of AgiiPlus and Goldenbridge, along with financial advisors, then had in-depth discussion regarding the rationale for company valuation, including public company comparable analysis, transaction-based analysis, recent conversion of convertible bond, and updated long-term strategic development. The parties ultimately agreed to increase the pre-merger equity valuation for AgiiPlus to $520 million and increased the merger consideration to $520 million, accordingly, from $500 million.

Other discussions between legal counsel regarding the Merger Agreement continued. Other than customary discussions regarding knowledge qualifiers and exceptions that would be included on disclosure schedules, there were no concerns raised between counsel regarding due diligence that led to any material disagreements on AgiiPlus’ representations and warranties.

In addition to negotiations regarding the merger consideration, the following were the significant terms that were negotiated between the parties:

Goldenbridge and AgiiPlus discussed the term of the lock-up period after the Business Combination that would apply to Goldenbridge’s initial stockholders and AgiiPlus’ shareholders. AgiiPlus wanted the lock-up for the Goldenbridge’s initial shareholders to be the same as those of the relevant AgiiPlus’ stockholders. While Goldenbridge agreed to the length of the lock-up period, Goldenbridge wanted some variation of the lock-up for Goldenbridge’s initial shareholders. Goldenbridge management team believes in the fundamental values of AgiiPlus and long-term development and agreed that initial shareholders of Goldenbridge shall hold 1/3 of shares for six months following the Closing Date and the remaining 2/3 of shares for twelve months following the Closing Date; meanwhile the lock-up periods for AgiiPlus’ stockholders will be 12 months following the Closing Date.

The parties also negotiated on the term of break-up fees. Initially Goldenbridge proposed the break-up fees of $1 million. AgiiPlus made a counterproposal of the break-up fees of $200,000. Considering the significant efforts, expenses and other opportunities foregone by the parties while structuring and pursuing the proposed transaction, the parties ultimately agreed upon the break-up fees of $1 million.

The parties also negotiated the termination right in the event AgiiPlus did not deliver audited financial statements by a certain date. Goldenbridge proposed a termination right if AgiiPlus did not deliver audited financial statements for inclusion in this proxy statement/prospectus by September 15, 2021. AgiiPlus thought the delivery period was too short. The parties ultimately extended the delivery date of the financials and the date that would trigger the termination right to October 20, 2021.

Goldenbridge and AgiiPlus also negotiated the size of the equity financing as a closing condition of the Business Combination. Initially, Goldenbridge proposed the equity financing of $20 million. AgiiPlus wanted to reduce the equity financing to $15 million. Given the market trends, the parties believed that the equity financing of $15 million would suit the needs of the parties in connection with proposed transaction. The parties ultimately agreed to reduce the equity financing to $15 million.

Goldenbridge’s Board of Director’s Reasons for Approving the Business Combination

Prior to reaching the decision to approve the Merger Agreement, Goldenbridge’s board of directors reviewed the results of the business and financial due diligence conducted by our management and third party legal and financial advisors, which included:

1.      Discussion with AgiiPlus’ management on the impact of COVID-19 on the business.

2.      Analysis and review of AgiiPlus’ historical financial statements.

3.      Review of AgiiPlus’ revenue model.

4.      Review of Maxim’s valuation analysis.

5.      Interviews with senior executives from various business departments of AgiiPlus.

6.      Channel checks involving interviews with current and past AgiiPlus members.

7.      Multiple rounds of discussion with CEO and the senior management of AgiiPlus on future organic and acquisitive growth strategy.

8.      Discussions with the Founder of AgiiPlus on investor support and future capital markets strategy.

9.      Background checks on AgiiPlus’ current and past key stakeholders.

10.    Review of AgiiPlus’ material business contracts.

11.    Review of AgiiPlus’ related party transactions.

12.    Review of prevailing industry changes and challenges in the COVID-19 era for flexible working solutions provider.

13.    Legal due diligence review conducted by our legal counsel.

14.    Assessment of total addressable market, its key competitors, competitive advantages, barriers of entry, and target market share.

15.    Review of AgiiPlus’ financial projections.

When considering the Business Combination with AgiiPlus, Goldenbridge board of directors reviewed the information available, and considered, among other things, the following:

1. Healthy growth on the work solution industry despite the COVID-19 impact. In 2020, the growth of work solution industry was slightly hindered by the COVID-19 pandemic, which hit the economy in China. The gross domestic product (GDP) of tertiary industry and high value-added industries maintained positive growth during the COVID-19 pandemic in 2020 and therefore the demand for office spaces remained stable in China. In addition, the COVID-19 pandemic has been stimulating a further demand on flexible workspace solutions and become more favorable towards flexible arrangement despite a pricing premium. The flexible working mode has been widely accepted and executed in global scale.

2. Integrated technology driven platform. AgiiPlus operates an integrated platform connecting offline and online services through technology consisting of MaxOffice and Distrii app. AgiiPlus not only provides flexible workspaces, but also, on its own and through cooperating with qualified business partners, offers a full range of enterprise services to its members, including administration support, finance, legal, and human resources related services.

3. Experienced management team. AgiiPlus is led by its founder and chief executive officer, Dr. Jing Hu, who has extensive industry experience in the field of commercial real estate. Dr. Jing Hu was formerly the Executive Vice-President and Chief Architect at a Fortune 500 company, and has gained tremendous amount of industry experience and operational know-hows through over 20 years of experience in real estate industry and smart city planning and design. AgiiPlus has a visionary and innovative management team with a unique combination of experience in real estate and technology sectors. Many members of the management team of AgiiPlus have rich experience in the office industry and technology sector.

Goldenbridge retained Maxim as its financial advisor; Maxim had also served as the lead underwriter of Goldenbridge’s IPO in 2021. Maxim is an independent, fully licensed, FINRA-registered, global investment bank and its range of services include capital raising, merger and acquisition advisory, strategic advisory, equity research, corporate access and institutional trading. It is also a bank that underwrites, advises, manages, and sponsors special purpose acquisition companies (“SPACs”). Maxim has extensive experience in underwriting SPAC IPOs as well as providing advisory services in connection with SPAC business combinations. Goldenbridge’s board of directors mainly considered the following factors during its selection of the financial advisor and finally decided to retain Maxim as its financial advisor: (a) the financial advisor should have extensive M&A transaction experience and be able to offer support during negotiation and deal structuring; (b) the financial advisor should be familiar with the SPAC transaction process and could advise the company on a plan to complete the business combination transaction; and (c) the financial advisor should have extensive experience working with public company clients.

Goldenbridge entered into a financial advisory agreement with Maxim on March 17, 2021, as amended on September 24, 2021, pursuant to which Maxim was engaged to provide Goldenbridge financial advisory services in connection with the identification of and negotiation with potential targets, assistance with due diligence, marketing, and financial analyses. Maxim will receive a business combination advisory fee for introducing AgiiPlus to Goldenbridge, which will be paid in the form of newly issued shares of the combined company at the closing of the Business Combination and is based on the aggregate value of the Business Combination. In the event a Business Combination is consummated, Goldenbridge will be obligated to pay Maxim or its designee a fee of $5.2 million at the closing in the form of 520,000 newly issued shares of the combined company. The aggregate fees payable to Maxim or its designee that are contingent on completion of the Business Combination will be $7.21 million, comprising $2.01 million of deferred underwriting discounts and commissions payable to Maxim and $5.2 million of business combination advisory fee payable to Maxim or its designee.

Goldenbridge’s board of directors requested that Maxim perform a valuation analysis based on the financial projections prepared by AgiiPlus. In performing a valuation analysis, Maxim performed initial diligence and analyzed certain financial information provided by AgiiPlus. Maxim primarily used public comparable company analysis and merger model to gauge the attractiveness of the transaction on a pro forma basis. Prior to signing of the merger agreement between Goldenbridge and AgiiPlus, Maxim delivered a verbal recommendation to the board of Goldenbridge in favor of the merger based on the result of the valuation analysis, which showed that the pro-forma company is valued at a discount to its peer group based on 2022 EV/Revenue multiples. Given the EV/revenue multiple discount to its peer group comparables, GBRG’s management and board of directors believed the purchase price to be fair to GBRG shareholders.

Summary of AgiiPlus Financial Analysis

The following is a summary of the financial analyses prepared by Goldenbridge management and reviewed by the board of Goldenbridge in connection with the valuation of AgiiPlus. The summary set forth below does not purport to be a complete description of the financial analysis performed or factors considered by us nor does the order of the financial analysis described represent the relative importance or weight given to those financial analysis by the board of Goldenbridge. We may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analysis summarized below should not be taken to be our view of the actual value of AgiiPlus. Some of the summaries of the financial analysis set forth below include information presented in tabular format.

In order to fully understand the financial analysis, the table must be read together with the text of each summary, as the table alone does not constitute a complete description of the financial analysis performed by Goldenbridge. Considering the data in the table below without considering all financial analysis or factors or the full narrative description of such analysis or factors, including the methodologies and assumptions underlying such analysis or factors, could create a misleading or incomplete view of the processes underlying our financial analysis and our board recommendation.

The forecasts were requested by, and disclosed to, Goldenbridge for use as a component in its overall evaluation of AgiiPlus, and are included in this proxy statement/prospectus on that account. AgiiPlus has not warranted the accuracy, reliability, appropriateness or completeness of the forecasts to anyone, including to Goldenbridge. Neither AgiiPlus’ management nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of AgiiPlus compared to the information contained in the forecasts, and none of them intends to or undertakes any obligation to update or otherwise revise the forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the forecasts are shown to be in error. Accordingly, they should not be looked upon as “guidance” of any sort. AgiiPlus will not refer back to these forecasts in its future periodic reports filed under the Exchange Act.

Selected Public Comparable Company Analysis

Given that AgiiPlus generated revenue in various enterprise service segments, Maxim selected public comparable companies listed in the United States and Europe and in several related industries, including office operation & lease, smart office, real estate analytics & marketplace, and enterprise SaaS.

Because none of the selected companies is exactly the same as AgiiPlus, Maxim believed that it was inappropriate to, and therefore did not rely solely on the quantitative results of the selected public company analysis. Accordingly, Maxim also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of AgiiPlus and the selected companies to provide a context in which it considered the results of the quantitative analysis.

Maxim considered certain financial and operating data for publicly traded companies that Maxim deemed relevant for analysis. The selected companies and their financial metrics were:

	Market Cap	Enterprise Value	Revenue ($MM)	EV/Revenue
	($MM)	($MM)	2022E	2022E
Workspace Operation & Lease
IWG plc	$4,230	$9,915	$2,569	3.9x
Wework Inc.	N/A	$6,442	N/A	N/A
Mean				3.9x
Median				3.9x
Smart Office Solutions
ADT Inc.	$6,939	$16,669	$5,419	3.1x
Ooma, Inc.	$543	$528	$189	2.8x
SmartRent, Inc.	$2,543	$2,641	$306	8.6x
Vivint Smart Home, Inc.	$1,893	$4,429	$1,561	2.8x
Mean				4.3x
Median				3.0x
Real Estate Analytics & Marketplace
Redfin Corporation	$5,386	$6,140	$2,310	2.7x
Zillow Group, Inc.	$26,417	$24,639	$9,253	2.7x
Opendoor Technologies Inc.	$14,336	$14,914	$12,461	1.2x
CoStar Group, Inc.	$33,984	$31,341	$2,226	14.1x
AppFolio, Inc.	$4,558	$4,462	$419	10.6x
Agilysys, Inc.	$1,168	$1,109	$162	6.9x
Mean				6.3x
Median				4.8x
Enerprise SaaS & Services
salesforce.com, inc.	$293,397	$299,521	$26,333	11.4x
Workday, Inc.	$71,915	$70,755	$5,106	13.9x
Autodesk, Inc.	$69,827	$70,987	$4,370	16.2x
ServiceNow, Inc.	$138,851	$138,047	$7,379	18.7x
Zenvia Inc.	$405	$424	$896	0.5x
HubSpot, Inc.	$38,085	$37,601	$1,625	23.1x
Zendesk, Inc.	$12,306	$12,011	$1,699	7.1x
QAD Inc.	$1,841	$1,739	$334	5.2x
Verb Technology Company, Inc.	$140	$142	$22	6.5x
Mean				11.4x
Median				11.4x
Blended Mean & Median Average (Sector weighting adjusted)				4.8x

Each service segment contains public companies with operating characteristics and business model resemble to certain element of AgiiPlus business. Maxim mainly focused on enterprise value to revenue as the key valuation metric because it’s common industry practice to value high-growth, tech-driven company under which AgiiPlus is classified, based on this valuation multiple. Maxim also assigned segment weightings based on AgiiPlus’ expected revenue mix in 2022. Maxim then applied a band of the average and the median as the lower and upper bounds of the EV/Revenue multiple range of each service segment, adjusted by segment weighting, to derive a segment weighted EV/Revenue multiple range for public comparable companies which to be used to benchmark against AgiiPlus’ 2022 EV/Revenue multiple.

By assessing a group of public comparable companies, Maxim derived a sector weighted average Enterprise Value/Revenue multiple of 4.8x. Compared to the Company’s pro-forma Enterprise Value relative to FY 2022 projected revenue which is 3.9x, it represents 19% discount to market pricing metrics for comparable companies in the relevant industries and sectors.

In terms of reviewing the financial projection and its underlying assumptions, we primarily focused on 2022 revenue projection as it is the appropriate period for valuing AgiiPlus based on overall timing of the transaction. We reviewed assumptions in the context of historical performance to assess the viability of AgiiPlus’ projection. Historically, AgiiPlus has achieved a Compound Annual Growth Rate (CAGR) of 158%, as shown on pages 5 and 29 of the slide deck filed as exhibit 99.1 to Goldenbridge’s Form 8-K on November 5, 2021 (File Number: 001-40132) and has remained strong resilience even amid the Covid-19 pandemic in 2020. Majority of its revenue is derived from the Workspace Leasing and segment which has been growth rapidly and steadily. In addition, AgiiPlus is aggressively expanding services-oriented business segments which are expected to grow at a faster pace. The revenue assumptions used for each business segment are in part based on actual operating metrics as well as management’s visibility of near-term drivers. Taking this into consideration, the blended revenue growth rate in FY2022 is well within the range of historical growth which we think is prudent.

The key elements of the forecasts provided to Goldenbridge are summarized in the table below:

	Forecasted Revenues in 2022 (US$, million)	EV/Revenues Valuation Multiples	Implied Market Valuation (US$, million)
1. Workspace Leasing and Operation	103	3.8x	385
2. Smart Office Solutions	10	4.1x	39
3. Real Estate Analytics & Marketplace	10	6.6x	66
4. Enterprise SaaS & Services	16	11.3x	184
Total	139		674
Implied Market Valuation Multiple			4.8x

AgiiPlus’ Valuation Agreed with Goldenbridge for the Merger Transaction
AgiiPlus’ Pre-money Values			US$ 520 million
AgiiPlus’ Enterprise Values			US$ 543 million
AgiiPlus’ Valuation Multiple			3.9x

The underlying assumptions of each business lines are described as below:

1. Workspace Leasing and Operation

1)      Existing workspaces: Assuming an average stabilized occupancy rate of 90% and average price of circa $1.4 per sq. m. per day, this leads to a projected rental revenue of $87.9 million for existing workspaces in FY 2022.

2)      Newly expanded workspaces: In FY 2022, AgiiPlus is assumed to establish 21 new workspaces. Depending on historical average and regional differences, pre-opening period and refurbishment period are assumed to be 3 to 4 months in total, while leasing-up period ranges from 3 to 7 months to reach a stabilized occupancy rate of 90%. With AgiiPlus’ strategic expansion in New Tier 1 cities, the average pricing will be $1.25 per sq. m. per day in FY 2022. The interim occupancy rate for the new workspaces stood at 24% in 2022 since the majority projects are still under refurbishment and leasing-up stage; the occupancy rate gradually increases to 65% over the next three years. Based on the above assumptions, AgiiPlus’ forecast revenues for newly expanded workspaces are $14.7 million in FY 2022.

Overall, workspace leasing and operation revenues from both existing projects and newly expanded projects result a total of $103 million revenue in FY 2022.

2. Smart Office Solutions

In fiscal year 2022, AgiiPlus forecasts to undertake 6 new renovation projects with an average area of renovation project of 5,000 sq. m., and the average renovation pricing standing at c.$310 per sq. m. Assuming a market standard payment schedule, this results a total of $7.0 million renovation revenues in FY 2022. For smaller scale, higher frequency customized renovation services, the Company assumes approximately 30 projects with an average size of 310 sq. m. per project and revenues of $320 per sq. m. Assuming similar market standard payment schedule, this leads to $2.6 million new-project revenues. In total, the smart office solutions add up to $10 million revenues in FY 2022.

3. Real Estate Analytics & Marketplace

Online consulting and brokerage service revenues represent a major revenue source for the business unit of MaxOffice. Based on the historical online page viewings and growth rate, AgiiPlus projects a monthly growth rate of 12% in FY 2022 and the total online page viewings adding up to 4.9 million in FY 2022, which will result c.1000 leasing transactions. AgiiPlus then assumes the average size of leasing transactions at circa 300 sq. m. and average rent at $1.05 per sq. m. per day. Typically, in Tier 1 and New Tier 1 Cities, the commission fees that are received from the market are 1.0 month out of 12-month leasing contract, which is equal to 8.3% commission fees. Based on the assumptions above, AgiiPlus forecasts a total of $10 million revenues in FY 2022.

4. Enterprise SaaS & Services:

For CHIPS entry system SaaS solutions, AgiiPlus assumes 34 projects in FY 2022, with US$124k revenues per project, which generates a total of US$4.2 million revenues. The follow-up services related activities for CHIPS system will generate a total of US$3.1 million revenues. Adding the projected $3.5 million revenue generated from CHIPS Building Manager (high-frequency maintenance services), it leads to a total of $10.8 million revenue in FY 2022 for Building SaaS system operated by CHIPS.

The other important component of revenues is sourced from a variety of enterprise services which are generated by SaaS-enabled market place, including not only the service revenues generated directly from the corporate tenants, but also services sourced from MaxOffice online platform. AgiiPlus estimates the composition of this source of revenues account for 4.0% of total revenues in FY 2022, which is estimated to be $5.5 million. In total, revenues from enterprise SaaS & services are projected to generate $16 million revenues.

Based on AgiiPlus’ historical performance and parameters used in the assumptions, Maxim and Goldenbridge’s board of directors believed AgiiPlus’ projection is reasonable, considering the factors including (i) AgiiPlus’ leading performance in its industry as evidenced by the overall occupancy rate relative to industry average occupancy (ii) AgiiPlus’ continuing growth under its asset-light model as evidenced by aggressive expansion of its services-oriented business, and (iii) AgiiPlus’ ability to navigate difficult market environment associated with Covid-19 and continue maintain its growth trajectory.

The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of AgiiPlus’ management, was prepared on a reasonable basis, reflected the best currently available estimates and judgments at the time the information was delivered to Goldenbridge, and presented, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of AgiiPlus at the time the information were delivered to Goldenbridge.

However, this information does not reflect statements of fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. Neither AgiiPlus’ independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the projected financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projected financial information.

This information should be read in conjunction with “AgiiPlus’ Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the audited financial statements of AgiiPlus included elsewhere in this proxy statement/prospectus.

Although Goldenbridge did not seek a third party valuation, and did not receive any report, valuation or opinion from any third party, in connection with the Business Combination, Goldenbridge’s board of directors has significant experience in private equity investment, corporate strategy development, finance and acquisition, business operations, financial statement analysis and accounting issues, and believes that it was qualified to make a determination as to the fairness of the consideration being paid to AgiiPlus.

In making its recommendation, Goldenbridge’s board also carefully considered and assessed a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including but not limited to, the following:

1.      The risk that AgiiPlus may experience difficulties in competing with other flexible workspace provider companies and executing its growth strategies. AgiiPlus faces vigorous competition. If AgiiPlus is not able to compete effectively with others, AgiiPlus’ business, financial conditions and results of operations may be materially and adversely affected.

2.      The risk that COVID-19 pandemic had a severe and negative impact on the Chinese and the global economy, which could adversely affect AgiiPlus’ business, results of operations and financial condition.

3.      The risk that that AgiiPlus may not be able to manage its expected growth. Among other things, AgiiPlus would need to secure significant capital to invest in its infrastructure and technology systems to attract, train and retain workforce to support its operations, and to establish, manage and maintain current and additional relationships with third-party business partners to upgrade its services to their customers. If AgiiPlus is not able to secure such resources effectively, it may not be able to manage its expected growth.

4.      The risk that AgiiPlus has a history of net losses and it may not achieve profitability in the future. AgiiPlus had net losses of RMB151.0 million, RMB227.7 million ($35.3 million), and RMB119.0 million ($18.4 million) in 2019, 2020 and the six months ended June 30, 2021, respectively. AgiiPlus cannot assure that it will be able to generate net profits or positive cash flow from its operating activities in the future.

5.      The risk that the board of Goldenbridge may not have properly valued AgiiPlus’ business.

6.      The possibility of litigation challenging the Business Combination or the combined company post Business Combination.

7.      The risk that the Business Combination may not be consummated in a timely manner or that the Closing might not occur despite the companies’ efforts, including by reason of a failure to obtain the approval of AgiiPlus and Goldenbridge’s respective shareholders.

8.      The other risks described in the “Risk Factors” section of this prospectus/proxy statement.

The board of Goldenbridge fully understand the implications of such risk and uncertainty on the Business Combination. In addition to considering the factors described above, the board of Goldenbridge also considered that some shareholders of Goldenbridge may have different interests in this merger from those of officers and directors. Our independent directors reviewed and considered these interests during decision making process, and finally approved the Merger Agreement. See “Proposal No. 2 — The Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination” for additional information.”

While the board of Goldenbridge considered potentially positive and potentially negative factors, the board of Goldenbridge concluded that, overall, the potential benefits that it expects its shareholders to achieve as a result of the Business Combination outweigh the potentially negative factors described above. Accordingly, Goldenbridge’s board of directors determined that the Merger Agreement and the Business Combination are advisable, fair to, and in the best interests of, its shareholders.

The foregoing discussion is not intended to be an exhaustive list of the information and factors considered by the board of Goldenbridge in its consideration of the Business Combination, but includes the material positive factors and material negative factors considered by the board of Goldenbridge in that regard. In view of the number and variety of factors and the amount of information considered, the board of Goldenbridge did not find it practicable to, nor did it attempt to, make specific assessments of, quantify, or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, individual members of the board of Goldenbridge may have given different weights to different factors. Based on the totality of the information presented, the board of Goldenbridge collectively reached the decision to reach the determinations described above in light of the foregoing factors and other factors that the members of the board of Goldenbridge felt were appropriate. Portions of this explanation of the Goldenbridge board’s reasons for the Business Combination and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the section entitled under “Cautionary Note Regarding Forward-Looking Statements.”

Required Vote

Approval of the Acquisition Merger Proposal requires the affirmative vote of the holders of a majority of the GBRG Ordinary Shares as of the record date represented in person or by proxy at the Extraordinary General Meeting and entitled to vote thereon. Adoption of the Acquisition Merger Proposal is conditioned upon the adoption of the Reincorporation Merger Proposal and the Pre-Merger Charter Amendment. It is important for you to note that in the event that none of the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the Pre-Merger Charter Amendment is not approved, then Goldenbridge will not consummate the Business Combination.

Recommendation of Goldenbridge’s Board of Directors

After careful consideration, Goldenbridge board of directors determined that the Acquisition Merger forming part of the Business Combination with AgiiPlus is in the best interests of Goldenbridge and its shareholders. On the basis of the foregoing, Goldenbridge board of directors has approved and declared advisable the Business Combination with AgiiPlus and recommends that you vote or give instructions to vote “FOR” the Acquisition Merger Proposal. Goldenbridge’s directors have interests that may be different from, or in addition to your interests as a shareholder. See the section titled “The Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

PROPOSAL NO. 3
THE INCENTIVE PLAN PROPOSAL

Summary of the Proposal

In connection with the Business Combination, Goldenbridge and AgiiPlus have agreed that PubCo shall adopt the 2022 Plan. The 2022 Plan provides for the issuance of up to an aggregate of [*] of PubCo Class A Ordinary Shares.

The following is a summary of certain terms and conditions of the 2022 Plan. This summary is qualified in its entirety by reference to the 2022 Plan, which is attached to this proxy statement/prospectus as Annex C. You are encouraged to read the entirety of the 2022 Plan.

Summary of the 2022 Plan

Types of Awards.    The 2022 Plan permits the awards of options, share appreciation rights, rights to dividends and dividend equivalent right, restricted shares and restricted share units and other rights or benefits under the 2022 Plan.

Plan Administration.    The 2022 Plan shall be administrated by a committee formed in accordance with applicable stock exchange rules, unless otherwise determined by the Board of Directors.

Eligibility.    PubCo’s employees and consultants are eligible to participate in the 2022 Plan. An employee or consultant who has been granted an award may, if he or she is otherwise eligible, be granted additional awards.

Designation of Award.    Each award under the 2022 Plan is designated in an award agreement, which is a written agreement evidencing the grant of an award executed by the company and the grantee, including any amendments thereto.

Conditions of Award.    PubCo’s board of directors or any entity appointed by its board of directors to administer the 2022 Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, the award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, and form of payment upon settlement of the award.

Terms of Award.    The term of each award is stated in the award agreement between the company and the grantee of such award.

Transfer Restrictions.    Unless otherwise determined by the administrator of the 2022 Plan, no award and no right under any such award, shall be assignable, alienable, saleable or transferable by the employee otherwise than by will or by the laws of descent and distribution unless, if so determined by the administrator of the 2022 Plan, the employee may, in the manner established by such administrator, designate a beneficiary or beneficiaries to exercise the rights of the employee, and to receive any property distributable, with respect to any award upon the death of the employee.

Exercise of Award.    Any award granted under the 2022 Plan is exercisable at such times and under such conditions as determined by the administrator under the terms of the 2022 Plan and specified in the award agreement. An award is deemed to be exercised when exercise notice has been given to the company in accordance with the terms of the award by the person entitled to exercise the award and full payment for the shares with respect to which the award is exercised.

Amendment, Suspension or Termination of the 2022 Plan.    The administrator of the 2022 Plan may amend, alter, suspend, discontinue or terminate the 2022 Plan, or any award agreement hereunder or any portion hereof or thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval with such legally mandated threshold for a resolution of the shareholders if such approval is necessary to comply with any tax or regulatory requirement for which or with which the administrator of the 2022 Plan deems it necessary or desirable to qualify or (ii) shareholder approval with such threshold for a resolution of the shareholders in respect of such amendment, alteration, suspension, discontinuation or termination as provided in PubCo’s Memorandum And Articles Of Association for any amendment to the 2022 Plan that increases the total number of shares reserved for the purposes of the 2022 Plan, and (iii) with respect to any award agreement, the consent of the affected employee, if such action would materially and adversely affect the rights of such employee under any outstanding award.

Required Vote

Approval of the Incentive Plan Proposal requires the affirmative vote of the holders of a majority of the GBRG Ordinary Shares as of the record date represented in person or by proxy at the Extraordinary General Meeting and entitled to vote thereon. Adoption of the Incentive Plan is not conditioned upon the adoption of any of the other Proposals.

Recommendation of Goldenbridge’s Board of Directors

The Goldenbridge board of directors recommends a vote “FOR” adoption of the Incentive Plan Proposal.

PROPOSAL NO. 4
THE PRE-MERGER CHARTER AMENDMENT PROPOSAL

Purpose of the Pre-Merger Charter Amendment

We are seeking shareholder approval of an amendment to Goldenbridge’s amended and restated memorandum and articles of association (the “Pre-Merger Charter Amendment”) to revise certain requirement for net tangible assets of Goldenbridge for the purpose of carrying out the Business Combination.

Goldenbridge’s existing amended and restated memorandum and articles of association provide that Goldenbridge will consummate an initial business combination only if Goldenbridge has net tangible assets of at least $5,000,001 upon such consummation and, solely if Goldenbridge seeks shareholder approval, and a majority of the issued and outstanding ordinary shares voted are voted in favor of the business combination. We believe it’s advisable and in the best interests of Goldenbridge shareholders to permit Goldenbridge to consummate an initial business combination, provided that Goldenbridge shall not consummate such business combination unless Goldenbridge has net tangible assets of at least $5,000,001 immediately prior to, or upon such consummation of, a business combination, in the event that Goldenbridge seeks shareholder approval, and a majority of the issued and outstanding ordinary shares voted are voted in favor of the business combination.

The full text of the proposed Pre-Merger Charter Amendment is attached to this proxy statement/prospectus for the Business Combination as Appendix E. However, the text of the Pre-Merger Charter Amendment is subject to revision to include such changes as may be required by the Registrar of Corporate Affairs in the British Virgin Islands and as deemed necessary and advisable to effect the Pre-Merger Charter Amendment.

If the proposed Pre-Merger Charter Amendment is approved by the requisite vote of the shareholders, it will become effective upon the filing of a certificate of amendment to amended and restated memorandum and articles of association with the Registrar of Corporate Affairs in the British Virgin Islands. Goldenbridge board of directors reserves its right to elect not to proceed with and abandon the Pre-Merger Charter Amendment if it determines, in its sole discretion at any time, that this Proposal No.4 is no longer in the best interests of our shareholders.

Required Vote

The Pre-Merger Charter Amendment Proposal requires the affirmative vote of the holders of a majority of the GBRG Ordinary Shares as of the record date represented in person or by proxy at the Extraordinary General Meeting and entitled to thereon.

The Reincorporation Merger Proposal, the Acquisition Merger Proposal and the Incentive Plan Proposal, are conditioned on the approval of the Pre-Merger Charter Amendment Proposal at the Extraordinary General Meeting.

Recommendation of Goldenbridge’s Board of Directors

The Goldenbridge board of directors recommends a vote “FOR” adoption of the Pre-Merger Charter Amendment Proposal.

PROPOSAL NO. 5
THE ADJOURNMENT PROPOSAL

Purpose of the Adjournment Proposal

In the event there are not sufficient votes for, or otherwise in connection with, the adoption of the Reincorporation Merger, the Acquisition Merger Agreement, the Pre-Merger Charter Amendment and the Incentive Plan Proposal, the Goldenbridge board of directors may adjourn the Extraordinary General Meeting to a later date, or dates, if necessary, to permit further solicitation of proxies. In no event will Goldenbridge seek adjournment which would result in soliciting of proxies, having a shareholder vote, or otherwise consummating a business combination after June 4, 2022 (the date that is within 15 months from the closing of the IPO) or up to December 4, 2022 (the date that is within 21 months from the closing of the IPO if the time period has been extended, as previously described herein).

Required Vote

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the GBRG Ordinary Shares as of the record date represented in person or by proxy at the Extraordinary General Meeting and entitled to thereon. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other Proposals.

Recommendation of Goldenbridge’s Board of Directors

The Goldenbridge board of directors recommends a vote “FOR” adoption of the Adjournment Proposal.

AGIIPLUS’ MARKET OPPORTUNITIES

Unless otherwise noted, all the information and data presented in this section have been derived from a November 2021 industry report from Frost & Sullivan entitled “Independent Research on Work Solution Industry” (the “Frost & Sullivan Report”).Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources.

OVERVIEW OF THE WORK SOLUTION INDUSTRY IN CHINA

China has experienced dramatic urbanization process in the past three decades, and the urbanization rate, measured in terms of percentage of urban population in China, increased from approximately 20.9% in 1982 to approximately 63.9% in 2020. As of 2020, the number of cities with a population of over one million in China has reached 93, compared to 13 in North America and 38 in Europe as of 2020. China’s urbanization has led to an increase in urban population and in the number of white-collar workers in China. The total area of commercial office property reached 514.3 million square meters in 2020 and is expected to reach 688.1 million square meters in 2025, which has laid a solid foundation for the work solution industry in China as most businesses of the work solution industry are based on commercial office properties. The increasing urbanization rate and the ensuing workspace demand will likely bring more opportunities for brokerage services, physical space renovation, smart building solutions, and other related services in the work solution industry. As a result of this urbanization, the work solution industry in China also experienced rapid growth in the past decades.

Definition and Categorization

Work solution providers include various types of service providers, including, but not limited to, solution providers for commercial office brokerage, office renovation services, smart building solutions, and workspace rental services. These work solution providers offer work solutions for all kinds of enterprises at different development stages.

(i)     Commercial office brokerage services include the utilization of a digital marketplace to match prospective tenants with specific demands with available workspace offerings. Relying on digital brokerage platform and CRM (Customer Relationship Management) system, brokerage services significantly reduce time and labor costs for all participants to a transaction.

(ii)    Office renovation services include improvement of physical office spaces, customizable workspace renovation and decoration, with a goal of offering user-friendly office environment for enterprise customers.

(iii)   Smart building solutions integrate smart building technology into physical office spaces and optimize a building’s operational efficiency with smart hardware and software.

(iv)   Workspace rental services encompass various types of workspace offerings for rental, including both traditional commercial office spaces and flexible workspaces.

Market Size Analysis

Driven by the increasing application of advanced technologies and the increasing number of white-collar workers, the market size of the work solution industry in China experienced stable growth from RMB430.3 billion in 2015 to RMB747.6 billion in 2020, demonstrating a “CAGR of 11.7%. Looking forward, the market size of work solution industry in China is expected to increase to RMB1,278.2 billion in 2025.

Market Size of Work Solution Industry, by Revenue, 2015-2025E

Source: Frost & Sullivan

The smart building solution segment is the fastest growing one in the work solution industry. With continued improvement of smart building technologies, including smart-building-related SaaS platforms, smart equipment for office buildings, and smart building management systems, an increasing number of enterprise customers, including property owners, are willing to upgrade their office buildings. In 2020, the market size of the smart building solutions segment reached approximately RMB61.3 billion. The market size of the smart building solutions segment is expected to reach approximately RMB190.6 billion in 2025 at a forecasted CAGR of 25.5%. In the future, as the importance of software will be more prominent, the market contribution of software in the smart building solutions segment will increase.

Market Size of Smart Building Solutions Segment, by Application, 2015-2025E

Source: Frost & Sullivan

Market Driver Analysis

According to Frost & Sullivan, key drivers for the work solution industry in China include:

Frequent-changing organization structures of companies:    To adapt to an ever-changing business environment, the organizational structures of companies in China change frequently to maximize their business performance. In addition to smaller companies that have flexible operations, large companies also adjust their organization structures more frequently than before, including by establishing new departments or new business units. Office space selection and hunting may affect a company’s success in implementing changes to its organizational structure and business strategies and objectives. Thus, the frequent-changing organization structures of companies in China will increase demand for work solutions.

High demand for smart office spaces:    As a result of the growing demand for smart office equipment and software, companies will be forced to transform their traditional office spaces to smart office spaces, driving the demand for smart building solution providers. Smart office spaces can significantly enhance the overall operational efficiencies of tenants as compared to traditional office spaces. The market size of smart building software has increased at a five-year CAGR of 59.0% in the past five years in China, and it is expected to further drive the demand of smart office spaces as well as the growth of work solution industry in China.

Future Trends Analysis

According to Frost & Sullivan, the future trends for the work solution industry in China include:

Office to become flexible:    A constantly growing number of start-ups, new companies, emerging industries, and multinational and regional companies have led to a surging demand for one-stop flexible workspace solutions for rapid-changing companies and businesses. Teams and/or departments at large enterprises tend to prefer flexible offices to foster their corporate culture and business in an open workspace. Small and medium-sized enterprises are seeking flexible offices that can adapt to their flexible organizational structures. Flexible offices will further lead the development of work solution industry in China, especially one-stop workspace solutions.

Continuously advancing technology promotes sustainable development of the work solution industry:    In the past few years, companies in the work solution industry developed new technologies to cope with challenges and competition in the market. For example, the deployment of virtual reality (“VR”) and artificial intelligence (“AI”) can enhance the user experience of property viewing and office brokerage services, and may further boost the development of online office brokerage services. The deployment of building entry system with AI face recognition technology can also improve the satisfaction rate of visitors to the buildings and streamline attendance management systems for employees. The popularity of innovative new property technologies is expected to further drive the growth of the industry.

More integrated one-stop solution providers in the industry:    Management teams of fast-changing companies have become more likely to accept one-stop workspace solutions, which can help them reduce the time and labor costs spent on office hunting and move-in process, compared to traditional office offerings. Nowadays, in the highly competitive work solution industry, most market participants focus on a specific segment of workspace services within the industry. The players who are capable of providing integrated one-stop solution to customers can create vertical synergies and a strong competitive edge in the industry. In the future, the number of players who are capable to provide integrated one-stop solution in the work solution industry will increase, but such increase will be limited due to high entry barrier.

Impact Analysis of the COVID-19 Pandemic on the Work Solution Industry

In 2020, the growth of the work solution industry was slightly hindered by the COVID-19 pandemic, which hit the economy in China. The gross domestic product (GDP) of the tertiary industry and high value-added industries maintained positive growth during the COVID-19 pandemic in 2020 and therefore the demand for office spaces remained stable. The market size of the work solution industry achieved positive growth in 2020 as compared to 2019 and reached RMB747.6 billion.

The COVID-19 pandemic has created increasing demand for flexible workspace solutions led to a growing demand for flexible workspace arrangements despite a pricing premium. Most enterprises, from large enterprises to small and medium-sized enterprises, tend to adopt flexible working style, making the mainstream traditional long-term lease arrangements unsuitable to their needs. Therefore, more enterprises have replaced part of their traditional long-term leases with flexible workspace solutions.

OVERVIEW OF THE FLEXIBLE WORKSPACE INDUSTRY IN CHINA

The joint effect of the business promotion policies and the megatrends of collaborative innovation has accelerated the development of all types of businesses in China. The number of newly registered market entities increased significantly in the past few years. The number of newly registered market entities in China experienced sustainable growth from 14.8 million in 2015 to 25.0 million in 2020, growing at a CAGR of 11.1%. To adapt to the dynamic change of business environment, more enterprises are expected to change their organizational structures, driving the demand for offices with one-stop solutions that could meet their business needs at different stages of business cycles. The frequent organizational alteration of enterprises, combined with the growing number of newly registered market entities in China, is expected to stimulate the demand for flexible workspace solutions.

Definition and Business Model

A flexible office is a type of comprehensive leasing-based work solution where lessees can enjoy the fully equipped workspace flexibly. Flexible workspace providers offer their enterprise customers office spaces and integrated workspace solutions. Flexible workspace providers upgrade and refurbish office spaces and then lease spaces and workstations to enterprise customers while operating the spaces. Flexible workspace providers can generate revenue from workspace rental services, traditional property-related services, and other additional enterprise services.

Unlike traditional office providers, flexible workspace providers may offer various value-added service including (i) individual services, such as catering, fitness, healthcare, professional training, and entertainment, (ii) general enterprise services, such as corporate secretary, human resources, legal, finance, IT support and tax services, and (iii) entrepreneurial services that support start-ups, such as marketing and equity financing. These value-added services cater to the various demands of companies at different development stages, helping flexible workspace providers to attract and retain customers and generate additional revenue, and becoming increasingly important in the value chain.

Value Chain Analysis

Flexible workspace providers first lease properties from property owners and then renovate and furnish workspaces with brand-featured designs. Besides offering workspaces, flexible workspace providers also offer integrated workspace solutions and services to their customers.

Source: Frost & Sullivan

Market Size Analysis

With the frequent organizational alteration of enterprises, combined with the growing number of newly registered market entities in recent years, the market size of flexible workspace industry by revenue in China has grown from RMB3.3 billion in 2015 to RMB30.6 billion in 2020, at a CAGR of 56.3%. Allocating flexible offices in conventional commercial office properties will gradually become an industry trend. The market size of flexible workspace industry is expected to grow further to RMB113.8 billion in 2025 at a CAGR of 30.0%.

Market Size of Flexible Workspace Industry, by Revenue, 2015-2025E

Source: Frost & Sullivan

Penetration Rate Analysis

Among commercial office buildings, flexible offices are gradually becoming more popular. The penetration rate of flexible offices in China increased significantly in 2017 and 2018. In the past five years, the penetration rate of flexible offices in tier-one cities has also been continuously rising. By the end of 2020, the penetration rate of flexible offices in tier-one cities had reached 7.5% and it is expected to reach 11.0% by 2025. As the business model of flexible offices becomes more widely accepted in China, the penetration rate of flexible offices in new tier-one cities is expected to increase in the future.

Penetration Rates of Flexible Offices in Tier-One Cities and New Tier-One Cities in China as a Percentage of Total Area of Commercial Office Buildings, 2015-2025E

Source: Frost & Sullivan

Notes:    Tier-one cities refer to the most developed cities in China, namely Beijing, Shanghai, Guangzhou and Shenzhen; New tier-one cities refer to the relatively developed cities following the tier-one cities in China, namely Chengdu, Hangzhou, Nanjing, Qingdao, Kunming, Shenyang, Tianjin, Wuhan, Xi’an, Changsha, Chongqing, Suzhou, Ningbo, Zhengzhou, Dongguan.

Market Driver Analysis

According to Frost & Sullivan, the key drivers for the flexible workspace industry in China include:

High demand for fully equipped workspace:    It is highly time-consuming and requires a significant amount of efforts and labor to refurbish and decorate an office space and turn it into a fully-equipped one ready for move-in. Any delay caused by complex design, refurbishing and furnishing may negatively an enterprise’s move-in process and business operations. Moreover, many companies lack negotiation power or experience, and therefore end up paying higher prices for office fixtures, such as equipment and furniture. Accordingly, a fully equipped flexible workspace that includes facilities, furniture, high-speed internet and a staffed reception is appealing to enterprises, as it is able to support them in timely capturing business opportunities and satisfying their office needs at different stages of development. In addition, flexible workspace providers can achieve economies of scale when offering fully equipped workspaces.

Increasing urban renewal projects:    Urban renewal brings improvement to existing urban areas and has become a sound approach to deal with issues of urban decline in early-developed cities and to help achieve social and economic goals in China. Over the last two decades, the concept of sustainable development has been commonly applied to urban renewal in China, which refers to the effective use of urban land resources and minimizing demolishing existing buildings. Construction projects of flexible spaces that rehabilitate old buildings via building structural reinforcement, interior redesign, and redecoration are encouraged by many city municipals in China, because flexible offices will bring vitality to their surrounding area without mass demolition wastes. Thus, the urban renewal opportunity in China will drive the growth of flexible workspace industry.

Future Trends Analysis

According to Frost & Sullivan, future trends for the flexible workspace industry in China include:

Increasing industry concentration:    With the in-depth involvement of capitals in the flexible workspace industry, competitions within the industry will intensify and the structure of the flexible workspace industry will reshuffle. With mergers and acquisitions among flexible workspace providers happening more frequently, small and medium-sized players might phase out from the industry, and leading players are expected to further enhance their market shares in the entire industry.

The rise of new tier-one cities:    As more and more young people are moving to new tier-one cities, many entrepreneurs choose to start their business in these cities. Such population movement opens up the opportunity for flexible workspace industry to prosper in new tier-one cities. Furthermore, the competitions in the tier-one cities tend to be fiercer, thereby giving new tier-one cities more growth potentials. As a result, it is expected that flexible workspace providers will open more branches in new tier-one cities in the future.

Increasing value-added service income:    One of the distinguished features of flexible workspace providers is their wide spectrum of services. As the competition intensifies and the business model of the flexible workspace industry ameliorates, the composition of revenue streams in the flexible workspace industry is expected to change. The proportion of rental income will decrease while the proportion of value-added service and other income with a higher profit margin will gradually increase. With a growing customer base, the leading flexible workspace providers will earn revenues from the various services they provide and have a stronger negotiation power with third-party service providers or integrate business services to create more synergies.

Competitive Landscape Analysis

According to Frost & Sullivan, there are many small players in the flexible workspace industry in China, who operate only one or two spaces. However, there are many larger players who operate flexible offices on a large scale in multiple cities as the market leaders of the industry in China. The leading players have diversified revenue streams and tend to provide integrated one-stop work solution to customers, rather than focusing on flexible workspace related services only.

According to Frost & Sullivan, Shanghai Distrii and its subsidiaries, whose business layout is mainly located in tier-one cities, ranked 3rd in terms of rental revenue and total area of flexible workspaces in tier-one cities in China, in 2020. The market share of Distrii in China also increased significantly from 0.8% in 2020 to 1.3% in the first half of 2021, confirming its position as one of the top players in the flexible workspace industry in tier-one cities in China.

BUSINESS OF AGIIPLUS

A substantial majority of AgiiPlus’ business is conducted in China. AgiiPlus conducts a majority of its business in China through its PRC subsidiaries and a certain portion of its business through the VIE and VIE subsidiaries. The following description of our business is a description of the business of AgiiPlus’ PRC subsidiaries, VIE and VIE subsidiaries. See “— Contractual Arrangements with AgiiPlus’ VIE and its Shareholders” for a summary of the contractual arrangements, and “Risk Factors — Risks Related to AgiiPlus’ Corporate Structure” for certain risks related to the contractual arrangements.

About AgiiPlus

AgiiPlus’ vision is to build the future of work and to connect people with technology, data, services, and workspace.

Through its subsidiaries, the VIE, and the VIE’s subsidiaries, AgiiPlus is one of the fast-growing work solutions providers with one-stop solution capability in China and Singapore. By leveraging its proprietary technologies, AgiiPlus, through its subsidiaries, the VIE, and the VIE’s subsidiaries, offers transformative integrated working solutions to its customers, including a digital office marketplace to match companies with landlords, customizable workspace renovations with smart building solutions, and high-quality flexible workspaces with plug-in software and on-demand services.

AgiiPlus has established an innovative business model called “S²aaS — Space & Software As A Solution,” which combines “Software As A Service”, or SaaS, and “Space As A Service.” This business model relies on proprietary technology, SaaS-based systems, and high-quality physical workspace to provide customers with integrated work solutions for optimal work efficiency.

Market Opportunity

History has always been driven by social evolution and technological innovation, which also stimulates the progress in how society conducts business operations and structure organization. The fourth industrial revolution, driven by new technologies such as Internet of Things, big data, 5G, robotics and artificial intelligence, as well as the “New Economy” and the industries derived from these emerging technologies, is swiftly taking over global economy.

To adapt to fierce competition and rapidly evolving market demands, companies are adjusting their business models. These companies generally have organizational structure characteristics that are highly flexible with more advanced technological attributes and are primarily focused on their core business, which requires a one-stop solution that can dynamically meet various demands over their business life cycles.

According to the Frost & Sullivan Report, China has experienced dramatic urbanization in the past three decades with the urbanization rate increasing from approximately 56.1% in 2015 to approximately 63.9% in 2020. In 2020, the number of Chinese cities with over one million in population has reached 93, compared to 13 in North America and 38 in Europe. Urbanization has led to significant increase in urban population and white-collar workers in China. We believe that the increasing urbanization rate will maintain the vibrancy in cities and bring more opportunities to AgiiPlus in the work solution industry.

Overview

The VIE and its subsidiaries have created an integrated platform connecting offline and online services through technology. Shanghai Zhiban’s MaxOffice, a SaaS-based marketplace and an online service platform for office leasing and enterprise services offering, and Distrii app, the official app for its workspace members developed by AgiiPlus’ subsidiaries, have created a seamless experience for them beyond physical spaces with easy access to enterprise services offered by AgiiPlus’ subsidiaries. As of September 30, 2021, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries had 30,550 enterprise customers and 160,988 registered online members.

Founded in 2016, AgiiPlus has established a network of workspaces in China and Singapore through its subsidiaries, the VIE, and the VIE’s subsidiaries. Through its subsidiary, Shanghai Distrii Technology Development Co., Ltd., AgiiPlus offers enterprise customers flexible and cost-effective space solutions in centrally located business districts in tier-one and new tier-one cities in China and Singapore. As of September 30, 2021, through its subsidiaries, AgiiPlus maintained a network of 57 Distrii workspaces that covered six different cities, namely Shanghai, Beijing, Nanjing, Suzhou, and Xiong’an in China, and Singapore, with total managed area of about 238,478 square meters (approximately 2.6 million square feet) and approximately 38,633 workstations in total.

In addition, AgiiPlus’ subsidiaries run spaces under its asset-light model, which offers design, build, management, and operating services to landlords who bear the costs in building and launching new spaces. This asset-light model allows AgiiPlus’ subsidiaries to economically expand and scale up while enabling landlords to turn their spaces into revenue-generating properties backed by professional services offered by AgiiPlus’ subsidiaries and AgiiPlus’ brand image. As of September 30, 2021, through its subsidiaries, AgiiPlus had eight workspaces under the asset-light model, with managed total area of about 22,947 square meters (approximately 247,000 square feet) and approximately 4,161 workstations available for members.

With the support of a self-developed asset management system, community managers in Distrii workspaces carry out daily operational work and provide services for members in accordance with AgiiPlus’ internal Standard Operating Procedure, or SOP. As of September 30, 2021, the occupancy rate for mature Distrii workspaces achieved 88%, and the occupancy rate for all operating Distrii workspaces was 82%, as compared to the industry average of 66% according to Frost and Sullivan.

On its own and with qualified business partners, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries provide a full range of enterprise services including administration support, finance, legal, and human resources related services, to their members. AgiiPlus receives revenue from members by charging fees for such enterprise services.

In addition to its Distrii workspaces and related enterprise services, through its subsidiaries, AgiiPlus also provides a full suite of work solutions including space renovation and smart building solutions to a wider group of customers. For instance, through its Spacii team, AgiiPlus offers landlords one-stop solutions for office design, build and renovation projects. Furthermore, through its subsidiaries, AgiiPlus developed its proprietary smart building management system adopting cutting-edge technologies including artificial intelligence, Internet of Things and cloud technology, which applies through features for an efficient and secure workspace including user recognition, QR code scanning, visitor registration and authorization, and smart elevators. Through its subsidiaries, AgiiPlus also offers Project Manager, a type of real estate project consulting services including space design, market research, and construction, to real estate investors, and Building Manager space maintenance services to landlords.

AgiiPlus’ total revenue increased by 23.7% from RMB288.3 million in 2019 to RMB356.7 million (US$55.2 million) in 2020. AgiiPlus’ total revenue increased by 14% from RMB175.9 million in the six months ended June 30, 2020 to RMB200.5 million (US$31.0 million) in the six months ended June 30, 2021. The total number of Distrii workspaces increased from 36 as of December 31, 2019 to 48 as of December 31, 2020, and further to 57 as of September 30, 2021. In 2020, the growth of work solution industry was slightly hindered by the COVID-19 pandemic. AgiiPlus timely adopted measures in response to the challenges brought by the pandemic and managed to maintain a steady growth in 2020.

The following diagram illustrates the business model of AgiiPlus’ subsidiaries, the VIE and the VIE’s subsidiaries:

AgiiPlus’ Strengths

One of the Fast-growing Work Solutions Providers with One-Stop Solution Capability in China and Singapore

Through its subsidiaries, the VIE, and the VIE’s subsidiaries, AgiiPlus is one of the fast-growing work solutions providers with one-stop solution capability in China and Singapore. According to Frost & Sullivan, at present, enterprises in China change their organizational structures more frequently to adapt to changing business environment, including, for instance, by establishing new business departments or units. As, such, demand for flexible workspaces has significantly increased over the recent years. The market size of the flexible workspace industry in China has developed rapidly from RMB3.3 billion in 2015 to RMB30.6 billion in 2020. Through its PRC subsidiaries, AgiiPlus ranked 3rd in terms of rental revenue and total area of flexible workspaces in tier-one cities in China in 2020.

As of September 30, 2021, through its subsidiaries, AgiiPlus had established a network of 57 flexible workspaces, with 56 locations across five cities in China and one location in Singapore under its Distrii business division. Distrii workspaces are designed to provide flexible workspace solutions that can accommodate individuals and companies of all sizes, from freelancers to large enterprises. With the one-stop solution offered by AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries, customers are able to move in anytime with flexible lease terms, drastically reducing the time spent on office-hunting, saving time from an average of five to seven months to one to three weeks. Customers also have easy access to the amenities offered at Distrii workspaces, including common areas, conference rooms, lounges and other amenities designed to provide flexibility to customers.

On Shanghai Zhiban’s online platform MaxOffice, prospective customers may view workspace listings and take virtual office tours of Distrii workspaces at any time and from anywhere. Furthermore, prospective customers can also access office listings posted by third-party landlords and contact real estate agents for office tours. By utilizing this platform, the VIE and its subsidiaries are able to offer customers online access to both conventional office and flexible workspace offerings and assist them with in-person visits, serving the needs of their customers throughout the entire office-hunting process.

AgiiPlus believes that as AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries continue to diversify their service offerings and develop workspace solutions to meet the needs of their customers, their brand recognition will continue to improve. AgiiPlus believes that AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries are well-positioned to grow their business and their market position will further strengthen as the work solution industry in China and Singapore continues to expand.

Technology-driven Digital Platforms Offering Online to Offline Services

Since its establishment in 2016, AgiiPlus’ research and development team has been actively designing and building its own digital platforms. As of now, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries have built an integrated platform system consisting of MaxOffice, Shanghai Zhiban’s flagship platform and CHIPS system, an artificial intelligence-powered integrated building management system, among others.

MaxOffice is a SaaS-based marketplace and an online service platform for leasing flexible workspace and booking enterprise services. Through MaxOffice, prospective customers looking to rent a space may search available spaces, customize search results based on their preferences, reserve conference rooms, and access the enterprise services including administration, finance, legal, human resources, tax, and intellectual property registration services provided by both AgiiPlus and third-party business partners. For space providers, they are able to post information of spaces to be leased and other ancillary services they provide on MaxOffice. By consolidating information of various office spaces on a single platform, MaxOffice connects customers with space providers in an efficient, cost-effective, and reliable way.

In addition to Shanghai Zhiban’s MaxOffice, AgiiPlus’ subsidiaries also equip their spaces with proprietary CHIPS system, a smart building management system with automated services including user recognition at entrance, automated front desk, automated property management and other features at Distrii workspaces. Smart building management system developed by AgiiPlus’ subsidiaries can also be installed on properties owned by third-parties that include office buildings, schools, and industrial parks.

These technology-driven digital platforms of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries not only enhance the experience of these entities’ customers on a day-to-day basis but also increase the cost-efficiency for AgiiPlus’ business operations as well as for third-parties that have adopted the systems. AgiiPlus believes that its proprietary technology has significantly contributed to its success; by continuously investing in technology to further improve its platforms, AgiiPlus believes it will be able to further strengthen its competitive advantage, enhance brand recognition, and attract more customers and business partners.

Evolving and Comprehensive Work Solutions

The specific needs of customers for their workspace may differ based on a variety of factors, including the scale and size of a customer, its stage of development, or the industry it belongs to. Through its subsidiaries, the VIE, and the VIE’s subsidiaries, AgiiPlus specifically designs its comprehensive flexible workspace solutions to empower and accommodate customers with different needs. For instance, through its subsidiaries, the VIE, and the VIE’s subsidiaries, AgiiPlus offers a wide range of workspace solutions, including flexible workstations designed for freelancers and microenterprises, standard fully-furnished workspaces designed for SMEs, and customizable workspaces for large enterprises.

AgiiPlus notes that while searching for a desirable workspace, customers often consider the services offered at each of the four following stages: (i) office-hunting, (ii) space design and decoration, (iii) move-in process, and (iv) enterprise services. In addition to office space, through its subsidiaries, the VIE, and the VIE’s subsidiaries, AgiiPlus also provides office-hunting solutions through MaxOffice, space design, construction and decoration solutions through Spacii, and enterprise services through Distrii workspaces and MaxOffice.

AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries are also committed to continue diversifying their offerings of enterprise services and other value-added services to their customers through cooperating with more business partners and third-party service providers to bring even more value to their customers.

One-stop Property Renovation Solution Provider with Strong Property Technology

In recent years, China has seen an increasing demand for property renovation and property operation in tier-one cities and new tier-one cities in China in line with China’s rapid pace of urbanization. Many old conventional commercial buildings in tier-one and new tier-one cities in China have high vacancy rates and low operational efficiency. The main reason is that as companies change their organizational structures more frequently, traditional office offerings are no longer able to meet their needs.

AgiiPlus’ one-stop flexible workspace solution transforms old commercial properties into flexible workspaces. Through customizable and intelligent office design, transformation and renovation services offered by Spacii, customers can enjoy workspaces with comfortable work environment and the application of smart technology, which has proven to greatly improve customers’ day-to-day experience. Additionally, through operating services offered by AgiiPlus’ subsidiaries, the occupancy rate and rental price of the property being transformed can both be significantly increased. With the help of big data, Internet of Things, artificial intelligence and cutting-edge technologies, AgiiPlus’ subsidiaries are able to manage properties with lower material costs and labor costs as compared to the traditional management model, and increase management efficiency and profitability of a property.

Experienced and Visionary Team with Deep Understanding of Industry

AgiiPlus is led by its founder and chief executive officer, Dr. Jing Hu, who has extensive commercial real estate industry experience. Dr. Jing Hu was formerly the Executive Vice-President and Chief Architect at a Fortune 500 company, and has gained tremendous amount of industry experience and operational know-hows through over 20 years of experience in real estate and smart city planning and design. Dr. Jing Hu founded AgiiPlus with a vision to create a thriving ecosystem with comprehensive technology-driven workspace solutions.

AgiiPlus has a visionary and innovative management team with diverse experience across different industries, including real estate, technology, marketing and enterprise services. AgiiPlus believes that in the future, it will continue to benefit from its senior management team’s industry knowledge, diverse background and skills, and clear vision for its ongoing development.

AgiiPlus’ Growth Strategies

AgiiPlus intends to pursue the following strategies to further grow its business:

Expand Business Operations Geographically and Strengthen its Flexible Workspace Network

AgiiPlus plans to strategically expand its business operations to additional geographic areas and further strengthen its network of flexible workspaces. In particular, AgiiPlus intends to adopt the following strategies for its expansion in China:

•        maintain its market position in tier-one cities in China through leasing more spaces with greater profit potential and offering one-stop solutions with multiple revenue streams;

•        expand its presence and recognition in new tier-one cities in China through acquiring additional workspaces at prime locations to establish a nation-wide workspace network; and

•        collaborate with qualified business partners to grow AgiiPlus’ business across China under its asset-light model with a goal to reduce the capital investments required for AgiiPlus’ business expansion.

AgiiPlus plans to grow its presence in overseas markets by opening additional spaces in Singapore and other Asian countries through its subsidiaries. Through its subsidiaries, AgiiPlus plans to establish an extensive network of workspaces that meets the demand of companies for workspaces and workstations as they grow and expand geographically, facilitating their penetration into new markets in China and overseas in an efficient and cost-effective manner. For example, through its subsidiaries, AgiiPlus will help international companies enter the China market by utilizing its extensive workspace network to assist customers’ business expansion in China. AgiiPlus also considers seeking business partners in Europe and North America and forming strategic partnerships with them to open Distrii workspaces in these geographic regions.

Further Develop Technology and Digital Platforms to Enhance Operational Efficiency

AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries plan to further invest in technology development to continuously improve their digital platforms and enhance the operational efficiency of Distrii workspaces. Specifically, AgiiPlus plans to focus on the following strategic measures:

•        improving the existing proprietary SaaS platforms using data-driven model and artificial intelligence;

•        designing a set of big data analysis tools dedicated to generating actionable insights to improve the operational efficiency of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries;

•        developing technological platforms and tools for purposes of enhancing brand recognition and attracting prospective customers through social media marketing; and

•        adding new features to, improving functions of and enhancing the algorithms of the existing applications of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries for customers and users.

Grow Enterprise services Business to Generate Multiple Revenue Streams

AgiiPlus strives to provide one-stop work solutions for customers through its subsidiaries, the VIE, and the VIE’s subsidiaries. To achieve this goal, AgiiPlus plans to further expand the service offerings of its subsidiaries, the VIE, and the VIE’s subsidiaries by leveraging these entities’ technology infrastructure and workspace network. Specifically, AgiiPlus intends to further increase the offerings of its subsidiaries’ enterprise services to their customers through establishing new business units or acquiring third-party enterprise service providers. AgiiPlus also plans to cooperate with more reputable third-party service providers through its subsidiaries, to expand and diversify their offerings of high-quality enterprise services or other value-added services to enterprise customers and facilitate their business growth and development. In the future, AgiiPlus aims to grow its subsidiaries’ enterprise services business as one of their core businesses.

Expand Business Scale through Mergers and Acquisition Opportunities

AgiiPlus intends to explore mergers and acquisition opportunities, including acquiring local flexible workspace brands with strong regional influence, to strengthen its industry position and expand geographic coverage. AgiiPlus also plans to invest in companies specializing in products or services complementary to its business to further integrate and refine its services.

Online and Offline Membership of AgiiPlus’ Subsidiaries, the VIE, and the VIE’s Subsidiaries

Members of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries can be categorized into online members and enterprise customers at the Distrii workspaces. For details on enterprise customers, see “— Workspace Operation — Enterprise Customers at Distrii Workspaces.”

Online members are customers who have registered on the online platforms and digital systems of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries. As of September 30, 2021, through its subsidiaries, the VIE, and the VIE’s subsidiaries, AgiiPlus had 160,988 registered online members. For details on online platforms, see “— SaaS-based Platform” and “— Technology — Distrii App.”

The commitment length of leases entered into by AgiiPlus’ subsidiaries with freelancers and microenterprise customers, small and medium enterprise customers, and large enterprise customers are typically one year, one to two years, and two to three years, respectively. AgiiPlus’ subsidiaries do not grant their customers an option to terminate their leases early, and if customers choose to terminate their leases, their security deposit will not be returned. As of September 30, 2021, the churn rate of AgiiPlus’ enterprise customers at workspaces was approximately 10.0%.

The following table sets forth some of the metrics of online membership and enterprise customers of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries as of the dates indicated:

	As of December 31, 2019	As of December 31, 2020	As of September 30, 2021
Number of enterprise customers(1)	5,324	23,909	30,550
Number of registered online members(2)	32,977	60,978	160,988

____________

Notes:

(1)      Data sourced from MaxCRM and BSS. For details, see “— Technology — MaxCRM” and“— Technology — BSS.”

(2)      Data sourced from CHIPS system and Distrii app. For details, see “— Technology — CHIPS System” and“— Technology — Distrii App.”

The integration of three business segments enables AgiiPlus to offer comprehensive, one-stop solutions to customers through its subsidiaries, the VIE, and the VIE’s subsidiaries, and through the ecosystem of AgiiPlus, customers can easily find a variety of solutions to their business needs, making them more likely to stay within the ecosystem of AgiiPlus, and become repeat customers. By creating value through its ecosystem, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries are able to maintain a large and steadily growing customer base.

SaaS-Based Platform

Shanghai Zhiban’s MaxOffice is a SaaS-based marketplace and an online service platform for leasing flexible workspaces and booking enterprise services. Through MaxOffice, members may search available spaces, customize search results based on their preferences, and access the enterprise services including administration, finance, legal, human resources, tax, and intellectual property registration services provided by third-party business partners. For space providers, they may post information of spaces to be leased and other ancillary services they provide on MaxOffice. By consolidating information of various office spaces into one single platform, MaxOffice connects customers and space providers with each other in an efficient, cost-efficient, and reliable way.

When potential customers look for available flexible workspaces for leasing on MaxOffice, they may choose to leave their contact information through a pop-up window, and a member of the VIE’s enterprise service team will reach out to the customers within a short period of time to discuss the spaces and services they are looking for, and their requirements and preferences.

Renovation and Smart Building Solutions

AgiiPlus’ subsidiary Spacii provides renovation and smart building solutions to meet the needs of a wider group of customers.

Office Design and Build Services

Spacii renovation team provides landlords with one-stop solutions for office design, build and renovations. The team cooperates with many real estate developers and private equity funds to transform buildings into fully-furnished workspaces with smart features.

With a team of experienced architects, designers and project managers, Spacii has strong in-house design and construction capabilities. Team members not only have rich past experience in established real estate companies, but also are knowledgeable about the specific needs in local markets. With the use of building information modeling technology, 3D modeling, visual project management system and other digital tools, and guided by the SOP, the Spacii team is able to deliver fully renovated office space with modern and functional designs at affordable costs.

Customized Prefabricated Office (CPO) is space customization services offered by AgiiPlus’ subsidiaries. In order to meet the increasing needs for flexible workstyles, especially in light of the uncertainties associated with the future development of the COVID-19 pandemic, enterprises tend to prefer flexible workspace solutions compared to traditional office leasing arrangements, which results in lower occupancy rates in the traditional office buildings in tier-one and new tier-one cities in China, as compared to pre-pandemic rates. To help address this issue, the Spacii renovation team launched its CPO solutions to provide landlords with an integrated solutions including space design, build and renovation solutions, and leasing.

The Spacii renovation team starts with conducting market research, analyzing market conditions, and finalizing a design proposal that aims to improve occupancy rate and maximize profitability for the landlords. After that, with its strong design and build capabilities and established supply chain, the Spacii renovation team can typically deliver a fully-furnished office space within 15 days. After a space is delivered, landlords can rely on other marketing and operating solutions provided by AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries, including MaxOffice and space operations and community managers, to attract customers and operate the space.

Smart Building Management System

The Spacii smart building team focuses on the research and development of smart building management system, adopting cutting-edge technologies including artificial intelligence, Internet of Things and cloud technology. Its proprietary CHIPS system can be utilized in various scenarios of a workspace, which include user recognition, QR code scanning, visitor registration and authorization, and smart elevators. The CHIPS system is installed in not only Distrii workspaces, but also properties owned by third-parties, including office buildings, schools, exhibition centers and industrial parks.

As of September 30, 2021, the Spacii smart building team provided smart building solutions to third-party commercial properties covering a total managed area of approximately 694,787 square meters (approximately 7.5 million square feet). The Spacii smart building team has also been certified as a national high and new technology enterprise in China since 2019.

The following table sets forth some metrics of the Spacii smart building management system as of the dates indicated:

	As of December 31, 2019	As of December 31, 2020	As of September 30, 2021
Managed area by CHIPS system (m2)(1)(2)	9,191	373,343	694,787
Managed area by CHIPS for Distrii workspaces (m2)(1)(2)	9,191	94,343	136,787
Managed area by CHIPS for other buildings (m2)(1)(2)	0	279,000	558,000
Foot traffic of CHIPS system (total)(1)(3)	34,646	2,620,000	13,500,000
Foot traffic of CHIPS system (daily)(1)(4)	679	15,492	40,000

____________

Notes:

(1)      CHIPS system is an artificial intelligence-powered integrated building management system. For details, see “— Technology — CHIPS system.”

(2)      Approximate number subject to rounding adjustments.

(3)      Foot traffic of CHIPS system (total) represents the total number of members and visitors that entered into a workspace or building with the CHIPS system installed since the launch of the CHIPS system in 2019.

(4)      Foot traffic of CHIPS system (daily) represents the average number of members and visitors that entered into a workspace or building with the CHIPS system installed since the launch of the CHIPS system in 2019 until the respective dates indicated.

Project Manager

Through its Spacii team, AgiiPlus has launched Project Manager services which focus on delivering project consulting services. Project Manager’s target customers include asset management companies, real estate investment funds, companies, and individuals that invest in office spaces. The Spacii team provides one-stop space design, consulting and management services to customers. Powered by its technology capacities, Spacii team conducts market research in the surrounding area of the office space, creates a feasibility report, finalizes a design proposal, and execute strictly upon the design and construction plan. After a space becomes available for operations, the Spacii team provides operations and management services to meet the customers’ needs.

Building Manager

The AgiiPlus Spacii team also provides Building Manager office space maintenance services to landlords. With a team of professional technicians, under Building Manager, the AgiiPlus Spacii team provides services including inspection, repair, equipment maintenance, and furniture purchase.

Workspace Operation

Enterprise Customers at Distrii Workspaces

AgiiPlus mainly provides flexible workspaces through its Distrii workspaces operated by AgiiPlus’ subsidiaries to its members. Distrii workspaces cover economically vibrant regions, including Singapore and tier-one and new tier-one cities in China.

The enterprise customer base of AgiiPlus’ subsidiaries is diverse in terms of size and industry. The following chart illustrates the diversity of members of AgiiPlus’ subsidiaries by industry as of September 30, 2021:

Other Industries, 10.5%
Business Services, 27.5%
Information Transmission, Computer Service & Software, 17.0%
Wholesale and Retail Trade, 10.9%
Scientific Research and Technical Services, 9.7%
Culture, Sports and Entertainment, 6.3%
Financial Services, 4.8%
Intelligent Manufacturing, 4.1%
Design and Construction, 3.3%
Education and Training, 3.3%
Transportation and Logistics, 2.9%

The enterprise customers of AgiiPlus’ subsidiaries can also be divided into three categories by size, (i) freelancers and microenterprises, (ii) small and medium-sized enterprises, and (iii) large enterprises.

Freelancer and Microenterprise Customers

For AgiiPlus, freelancers and microenterprise customers are groups of fewer than ten individuals. Many freelancer and microenterprise customers of AgiiPlus’ subsidiaries are start-up companies, and with the services provided such as office-hunting services through MaxOffice and value-added services offered at Distrii workspaces, AgiiPlus aims to help these members in their early business development stages.

Small and Medium-sized Enterprise Customers

For AgiiPlus, small and medium-sized enterprise customers, or SME customers, are companies with approximately ten to 100 employees. SME customers of AgiiPlus’ subsidiaries are a significant driver of its business growth. The services AgiiPlus provides to its SME customers through its subsidiaries, the VIE, and the VIE’s subsidiaries include office-hunting services, space design, construction and decoration solutions and value-added services. As these SME customers grow in size, they typically rely on AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries for more workstations and additional enterprise services. For SME customers that occupy more than 20 workstations, AgiiPlus’ subsidiaries can provide moderate customizations such as rearranging the furniture in the workspace and opening partitions between offices, to better satisfy the needs of its SME customers. In addition, as customers of AgiiPlus’ subsidiaries, SME customers receive discounts for booking enterprise services with AgiiPlus’ business partners on MaxOffice.

Large Enterprise Customers

For AgiiPlus, large enterprise customers are companies with more than 100 employees. Compared to SME customers, large enterprise customers generally occupy more workstations and enter into leases with longer terms. As such, under leases for dedicated spaces of more than 100 workstations, through its subsidiaries, AgiiPlus offers the option to conduct large-scale customization and decoration services to suit the particular needs and preferences of its large enterprise customers.

AgiiPlus also maintains strategic partnerships with many large enterprise customers to provide flexible workspace solutions through local Distrii workspaces and office-hunting services through Shanghai Zhiban’s MaxOffice to these partner members if they intend to lease additional workspace as they expand their business. The expansion of these partner members is also one of the main forces driving AgiiPlus’ growth.

Operating Models of Distrii Workspaces

As of September 30, 2021, through its subsidiaries, AgiiPlus had a total of 57 workspaces across six cities in China and Singapore, providing approximately 38,633 workstations to its members. The following table sets forth some of AgiiPlus’ operating metrics as of the dates indicated:

	As of December 31, 2019	As of December 31, 2020	As of September 30, 2021
Number of cities(1)	6	6	6
Number of Distrii workspaces in operation(2)	31	42	57
Number of workspaces under direct operating model(2)	29	36	49
Number of workspaces under asset-light model(2)	2	6	8
Number of Distrii workspaces in the pre-opening stage(2)(3)	5	6	8
Total number of Distrii workspaces(2)(4)	36	48	57

Managed area of Distrii workspaces in operation (m2)(5)	100,700	179,225	238,478
Managed area under direct operating model (m2)(5)	95,967	163,067	215,531
Managed area under asset-light model (m2)(5)	4,733	16,158	22,947
Managed area of Distrii workspaces in the pre-opening stage (m2)(5)	24,365	24,419	35,504
Total managed area of Distrii workspaces (m2)(4)	125,065	203,644	238,478

Number of workstations in operation	17,514	28,916	38,633
Number of workstations under direct operating model	16,668	25,898	34,472
Number of workstations under asset-light model	846	3,018	4,161
Number of workstations in the pre-opening stage(3)	3,647	3,938	5,884
Total number of workstations(4)	21,161	32,854	38,633

Occupancy rate for all workspaces in operation(5)	85%	72%	82%
Occupancy rate for mature workspaces(5)(6)	88%	87%	88%

____________

Notes:

(1)      The cities are Shanghai, Beijing, Nanjing, Suzhou, Xiong’an in China, and Singapore.

(2)      Spaces on different floors of the same building counts as one workspace for the purpose of the numbers presented here, unless such spaces are leased from different landlords or operated under different contracts/sub-brands.

(3)      Distrii workspaces in the pre-opening stage represents spaces with leases entered into with landlords but are not yet available to customers for leasing.

(4)      Represents the total number of workspaces in operation and workspaces in the pre-opening stage.

(5)      Approximate number subject to rounding adjustments.

(6)      Mature workspaces refer to workspaces that, as of the respective dates, had opened for more than one year.

According to different operational models and revenue sources, AgiiPlus categorizes its spaces into two models:

Direct Operating Model

Most of Distrii workspaces are operated by AgiiPlus’ subsidiaries under direct operating model. Under the direct operating model, AgiiPlus’ subsidiaries enter into long-term leases with landlords, with lease terms ranging from two to fifteen years. Depending on each lease agreement, AgiiPlus’ subsidiaries may either pay a fixed rent to the landlords, or enter into revenue sharing arrangements with the landlords.

Through its Spacii team, AgiiPlus designs and transforms an original space to a Distrii workspace ready for move-in. AgiiPlus’ space operations and community managers will directly manage the space and oversee the operations of the space.

AgiiPlus generates revenue by leasing spaces to members and providing value-added services to members through its subsidiaries. As of September 30, 2021, through its subsidiaries, AgiiPlus had 41 spaces under its direct operating model, with managed area of 180,027 square meters (approximately 1.9 million square feet) and approximately 28,587 workstations available for members.

From 2016 to 2019, AgiiPlus had been devoted to creating brand awareness and leasing spaces and establishing its Distrii workspaces at prime locations. As part of the efforts, AgiiPlus bore the costs and expenses on design and decoration of the spaces. Since 2019, in establishing a new Distrii workspace, through its subsidiaries, AgiiPlus designs and builds workspaces and obtains reimbursements from the landlords with respect to related costs and expenses. Through its subsidiaries, AgiiPlus has cooperated with many real estate developers and real estate private equity funds to establish Distrii workspaces, which AgiiPlus designs and builds through its Spacii team and operates with its professional space operation team and community managers. Distrii workspaces located in these properties became appealing to many members, including domestically-renowned companies and multi-national and large organizations. Through the one-stop solutions AgiiPlus provides to these landlords through its subsidiaries, landlords are able to transform the underperforming properties into landmark flexible working workspaces.

Under director operating model, AgiiPlus’ subsidiaries enter into leases with both their landlords and customers. The key terms of such leases with landlords typically include the following:

Payments. Payment terms state the amount and due dates for rent payments by AgiiPlus’ subsidiaries to landlords.

Renovation grace period. During the renovation grace periods, AgiiPlus’ subsidiaries renovate the leased space and is exempt from making rent payments to landlords. The length of such period may vary from two (2) to six (6) months, and the determination of which is subject to negotiations between AgiiPlus’ subsidiaries and each landlord.

Rent-free period. During the rent-free periods, AgiiPlus’ subsidiaries are exempt from making rent payments to landlords. The length of such period may vary from three (3) to twelve (12) months, and the determination of which is subject to negotiations between AgiiPlus’ subsidiaries and each landlord.

Security deposit. AgiiPlus’ subsidiaries are required to pay security deposits to landlords under the leases. The amount of a security deposit typically equals two (2) to four (4) months’ rent. A landlord may withhold the security deposit if the subsidiary of AgiiPlus terminates the lease early.

Lease assignment. AgiiPlus’ subsidiaries have right to assign the leases to third-parties.

The key terms of leases between AgiiPlus’ subsidiaries and customers typically include the following:

Security deposit. Customers are required to pay security deposits to AgiiPlus’ subsidiaries under the leases. The amount of a security deposit typically equals two (2) to three (3) months’ rent. AgiiPlus’ subsidiaries may withhold the security deposit if a customer terminates the lease early.

Termination. AgiiPlus’ subsidiaries may unilaterally terminate a lease if a one-month prior written notice is provided to the customer. A customer may unilaterally terminate its lease and, in such event, AgiiPlus’ subsidiaries may withhold the customer’s security deposit.

Initial rent. Subject to negotiations between AgiiPlus’ subsidiaries with each customer, the down payment of each customer to AgiiPlus’ subsidiaries may vary from one (1) to two (2) months’ rent.

Down payment. Down payment typically includes security deposit and initial rent, to be paid by customers at the start of their leases with AgiiPlus’ subsidiaries.

Asset-light Model

Under the asset-light model and through its subsidiaries, AgiiPlus provides design and build services and management and operating services to the landlords, and does not bear the costs and expenses for the design and build of a space. Through its subsidiaries, AgiiPlus enters into revenue-sharing arrangement with landlords, and the fees AgiiPlus’ subsidiaries charges under such arrangements include design and building consulting fees, management and operation fees, and incentive fees. Incentive fees are calculated based on and positively correlated with the revenue generated from the associated space. The asset-light model allows AgiiPlus’ subsidiaries to leverage external resources and reduce their own investment in each Distrii workspace.

As of September 30, 2021, through its subsidiaries, AgiiPlus had eight spaces under its asset-light model, with managed area of about 22,947 square meters (approximately 247,000 square feet) and approximately 4,161 workstations available for members. AgiiPlus plans to continue expanding its asset-light business to members in more geographic locations.

Space Offerings at Distrii Workspaces

Through its subsidiaries, AgiiPlus provides its members with a wide selection of offices and workstations to help ensure that they can find the most suitable office solutions, including but not limited to flexible workstations, standard fully-furnished workspaces and customizable workspaces. The wide, flexible selection of offices and workstations meets the business needs of companies of different sizes, from microenterprise members to large enterprise customers.

At Distrii workspaces, AgiiPlus offers a wide range of services and amenities through its subsidiaries, including access to common areas, conference rooms, lounges, kitchens, pantry rooms, high-speed internet, reception services, package handling, and wireless printing. These amenities not only provide members of AgiiPlus’ subsidiaries with convenience at their workspace but also improve their daily operational efficiency.

Distrii workspaces also feature smart functions that improve the experience of its members. AgiiPlus’ proprietary CHIPS system, a main function of which is user recognition, has been installed at approximately half of the Distrii workspaces to ensure the safety of members of AgiiPlus’ subsidiaries and streamline the process of visitor management. Furthermore, members can remotely control access to their office space without the physical access card using the Distrii app. In addition, the conference rooms at Distrii workspaces are equipped with intelligent control system, featuring functions including access control, screen casting and video conferencing.

In addition to the services and amenities offered at the Distrii workspaces, through its subsidiaries, AgiiPlus also hosts events and activities for its members, including entrepreneurial activities such as networking events and legal consultation sessions, but also social activities such as birthday parties, chocolate making workshops and wine tasting sessions, to create opportunities for its members to connect with each other outside working hours. Members can register for these events and activities through the Distrii app.

Development of Distrii Workspaces

Sourcing and Site Selection

Through its subsidiaries, AgiiPlus maintains its network of Distrii workspaces in centrally located business districts in tier-one and new tier-one cities in China and in Singapore. In selecting potential cities for opening workspaces, AgiiPlus takes into account factors including the economic growth, urbanization rate, industry composition, net migration rate, and infrastructure of a city and the supply and demand fundamentals for the local commercial office market. AgiiPlus plans to further implement these selection criteria as it expands into new cities in China and overseas locations through its subsidiaries.

In selecting the specific location of a space, AgiiPlus prefers centrally located business districts or neighborhoods with readily accessible public transportation, high traffic flow, a large number of existing or emerging companies and business activities, and a supply gap of flexible workspaces. AgiiPlus then utilizes big data technology and field surveys to analyze the prospects and profit potential for a Distrii workspace at each potential location. The selection will be subject to rigorous review and ultimate decision by the management of AgiiPlus.

Design and Construction

Through its subsidiaries, AgiiPlus provides space design, construction and decoration services through its brand Spacii and a dedicated team with proven track record. With a deep understanding of customers’ needs for workspace, Spacii team develops Distrii workspaces with modern designs, functional and efficient layout, and environmentally friendly construction materials. Spacii team also provides customization services to the workspace catering to the specific needs of an enterprise customer.

With a team of experienced architects, designers and project managers, AgiiPlus, through its subsidiaries, has strong in-house design and construction capabilities. By leveraging its technologies, AgiiPlus’ Spacii team is able to reduce the costs and time required to deliver a fully renovated Distrii workspace. It typically takes the Spacii team about four months to complete the renovation of a space of 5,000 square meters. According to Frost & Sullivan, the industry average time for taking possession of a space to operation is approximately six months.

Product Lines

Distrii workspaces can be mainly divided into three categories: platinum-level product line, gold-level product line, and silver-level product line.

Platinum-level Product Line (Branded as “Priime”)

Platinum-level product line is the top product line of Distrii workspaces. Platinum-level spaces feature premium facilities and luxurious interior design with a touch of local culture elements. Platinum-level spaces are typically located in centrally located business districts. As of September 30, 2021, through a PRC subsidiary, AgiiPlus had one space under its platinum-level product line with approximately 4,700 square meters (approximately 50,590 square feet) available for use by its members.

Gold-level Product Line (Branded as “Distrii”)

Most Distrii workspaces are of the gold-level product line. Gold-level spaces feature high-end facilities and professional office interior design. As of September 30, 2021, through its subsidiaries, AgiiPlus had 49 spaces under its gold-level product line with approximately 212,578 square meters (approximately 2.3 million square feet) available for use by its members.

Silver-level Product Line (Branded as “Dplus”)

Silver-level spaces feature simple and minimal interior design and are equipped with furniture and equipment sufficient for members’ day-to-day needs. Silver-level spaces are built and redeveloped at faster pace with lower costs compared to platinum-level and gold-level spaces. As of September 30, 2021, through its subsidiaries, AgiiPlus had seven spaces under its silver-level product line with approximately 21,200 square meters (approximately 228,195 square feet) available for use by its members.

Management and Operating Efficiency

The management team of AgiiPlus has a profound understanding and rich experience in the development and operation of office buildings, business parks and commercial real estate. Under the leadership of its management team, AgiiPlus has an experienced team of space operations and community managers, many of whom have prior work experience and industry background in commercial restate estate, hospitality management, aviation services and other service industries. Through its subsidiaries, AgiiPlus offers training to its space operations and community managers on various aspects of space operations, including reception, conducting office tour, lease negotiation, facilities and amenities maintenance, and other services.

To run its spaces more efficiently, AgiiPlus’ IT team developed its proprietary intelligent operations management system, or BSS. See “— Technology — BSS” for details. The BSS allows space operations and community managers to monitor and manage the Distrii workspaces through this digital platform, communicate with members through Distrii app, process members’ service requests, and perform other functions.

Through its subsidiaries, AgiiPlus achieves high operating efficiency as a result of its management capabilities and proprietary BSS. As of September 30, 2021, through its subsidiaries, AgiiPlus achieved 88% occupancy rate for mature workspaces and maintained occupancy rates of 82% for all workspaces. According to Frost & Sullivan, the average occupancy rate of the industry was about 66% in 2021.

Distrii’s Mobile Platform for Members

Members at Distrii workspaces can quickly and conveniently access the services and amenities at Distrii workspaces through a mobile platform, Distrii app. Through this app, members are able to access cloud-based office automation system, reserve conference rooms, send out printing requests, conduct video conference, and reserve for events and activities. For details, see “— Technology — Distrii app.”

Home Page

Scan for services
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SaaS suite
• Smart OA
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• Meeting room reservation
• Smart locker
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• Workstation reservation
Distrii
Workspace Listing
Dynamic notification
Community activities
Door access by blueteeth
Menu bar

Meeting Room Reservation

Name of a workspace
Available date
Room's name, location and reference unit price
Capacity and facilities
Available time
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Time already reserved
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Smart OA

Approval management
Customizable approval process module

GPS Attandance

GPS map
Ask for outside
Button for attendance
Record of today's attendance

Enterprise services

Small companies or start-ups often lack the negotiating power when they seek to purchase enterprise services. Through MaxOffice and Distrii app, members of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries have access to various enterprise services at competitive rates. Because of its large member base and density of foot traffic in its spaces, through its subsidiaries, the VIE, and the VIE’s subsidiaries, AgiiPlus is able to select high-quality third-party service providers and negotiate discounts on behalf of its members. These members are able to not only save time and efforts selecting third-party service providers and negotiating prices, but also enjoy reduced costs and expenses for enterprise services, which help improve members loyalty.

The enterprise services provided on MaxOffice and Distrii app for enterprise customers include administration support, finance, legal, and human resources related services. The enterprise services offered through MaxOffice and Distrii app meet its members’ needs and preferences, and help build a vibrant community serving a wide group of members beyond physical spaces.

AgiiPlus is dedicated to providing these services through its subsidiaries, the VIE, and the VIE’s subsidiaries or through its business partners. Business partners AgiiPlus cooperates with through its subsidiaries, the VIE, and the VIE’s subsidiaries are third-party specific service providers who sell and provide services to members of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries. AgiiPlus relies on its subsidiaries, the VIE, and the VIE’s subsidiaries to select reputable business partners through a rigorous screening process and ensure that the business partners are qualified and meet its standards.

Through its subsidiaries, the VIE, and the VIE’s subsidiaries, AgiiPlus also provides a selection of services on its own, including advertising, branding and marketing services through its offline channels including Distrii workspaces and online channels including its proprietary apps and websites. In addition, as an increasing number of fast-growing new economy companies move into Distrii workspaces, creating additional jobs and traffic flow in the surrounding areas, some local governments provide incentive and preferential treatments to these companies. Accordingly, through its subsidiaries, the VIE, and the VIE’s subsidiaries, AgiiPlus offers advisory services to these companies throughout the application process and assists them in obtaining applicable preferential policies from local governments.

Members typically spend an average of eight hours in Distrii workspaces in a typical working day. Utilizing its Central Data Platform which relies on data analysis and machine learning algorithms, AgiiPlus’ subsidiaries are able to analyze and better understand the needs and preferences of their members and continuously upgrade and improve the content and quality of their enterprise services to members. For details on Central Data Platform, see “— Technology — Central Data Platform.”

Technology

Technology is critical to the business operations of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries, and allows AgiiPlus’ subsidiaries to operate their flexible workspaces in an efficient manner. Technology also serves as an essential component for AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries to serve their customers both online and offline. AgiiPlus plans to continue to invest in and develop proprietary technology through its subsidiaries, the VIE, and the VIE’s subsidiaries, to improve customer experience, increase operational efficiency, and drive monetization opportunities.

MaxOffice

Shanghai Zhiban’s MaxOffice is a SaaS-based marketplace and an online service platform for leasing flexible workspaces and booking enterprise services. Through MaxOffice, members may search for available spaces, customize search results based on their preferences, reserve conference rooms, and access enterprise services provided by both AgiiPlus’ subsidiaries, the VIE, the VIE’s subsidiaries, and third-party business partners. For space providers, they may post information of spaces to be leased and other ancillary services they provide on MaxOffice. By consolidating information of various office spaces into one single platform, MaxOffice connects customers and space providers with each other in an efficient, cost-effective, and reliable way. For details, see “— MaxOffice.”

MaxCRM

The VIE’s MaxCRM is a business SaaS tool for office space leasing agents, providing them access to information of customers and available spaces. MaxCRM shares with agents automatically generated recommendations for each customer, thereby increasing both the efficiency and conversion rate for the office space searching process.

On the home page of MaxCRM, agents are able to monitor, visualize and track their work results on a week-to-week, month-to-month, and year-to-year basis. This provides a more complete picture to agents, assisting them with managing their workflow, planning ahead, and setting future goals. Through MaxCRM’s customer management functions, agents can also view, update, and keep track of the information of each customer and their specific needs for office spaces. In addition, agents have access to real-time space listings with MaxCRM’s search function, which help them locate spaces with specific criteria in an efficient way.

CHIPS System

CHIPS system, developed by a subsidiary of AgiiPlus, is an artificial intelligence-powered integrated building management system. CHIPS system was developed, maintained, and regularly upgraded by the Spacii’s smart building research and development team comprised of senior engineers. “Intelligent pass” summarizes the ways CHIPS system are applied to the various scenarios of a workspace, which include user recognition, QR code scanning, visitor registration and authorization, and smart elevators. ChipsNerve is a processing system specifically designed for and serves as the core of the CHIPS system, which is used for data acquisition, data calculation and machine learning of the CHIPS system.

Distrii App

Distrii app is AgiiPlus’ official app for members at Distrii workspaces that consolidates various functions. Through Distrii app, members can access many services of the workspaces, including its cloud-based office automation system, which allows enterprise customers to streamline operations with features such as automated workflows, online review system, attendance and hours management system, and other customizable functions. Distrii app also provides customers with other distinctive features, including conference room reservation, wireless printing, video conferencing and event booking.

Furthermore, members can also enjoy various enterprise services provided by AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries, and third-party business partners through Shanghai Zhiban’s MaxOffice platform. See “— Enterprise services.”

BSS

BSS (Business Supporting System) is the operation management system for Distrii workspaces. The BSS manages lease agreements, office supplies, and lease renewals of lessees, and monitors real-time occupancy rate of office spaces, which serves as a comprehensive management solution to space operators.

Central Data Platform

Central Data Platform is a data processing system for processing and analyzing data. Through machine learning algorithms and other data processing tools, Central Data Platform seeks to get valuable and actionable insights from data using data-driven model. Central Data Platform facilitates AgiiPlus in launching services and products meeting the needs and preferences of its customers and allows AgiiPlus to explore different business opportunities.

Privacy and Data Security

Because through its subsidiaries, the VIE, and the VIE’s subsidiaries, AgiiPlus receives, stores and uses information about its employees and customers, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries are subject to relevant laws and regulations on privacy and data security. AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries are committed to protecting the personal information and privacy of their customers and have implemented internal rules and policy governing and use and sharing of personal and business data that they collect. AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries only collect personal information reasonably necessary for the relevant services and business functions in accordance with the principle of legality, propriety and necessity. Through its subsidiaries, the VIE, and the VIE’s subsidiaries, AgiiPlus takes necessary technological and organizational measures to ensure the secure processing, transmission and usage of data. AgiiPlus has also developed protocols, technologies and systems to implement such rules and policy.

Members of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries must agree to the terms and conditions of the user agreement before they start using Distrii workspace or mobile platforms.

Intellectual Property

Through its subsidiaries, the VIE, and the VIE’s subsidiaries, AgiiPlus develops and protects its intellectual property portfolio by registering its patents, trademarks, copyrights and domain names. AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries have also adopted a comprehensive set of internal rules for intellectual property management.

Through its subsidiaries, the VIE, and the VIE’s subsidiaries, AgiiPlus has entered into standard employee agreements with its employees, including research and development employees, and has entered into intellectual property and non-competition agreements with key employees which provide that the intellectual property created by them in connection with their employment with AgiiPlus’ subsidiaries, the VIE, or the VIE’s subsidiaries is the intellectual property of the employer.

As of September 30, 2021, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries had registered a total of one patent, 45 trademarks, 43 copyrights and 17 domain names in the PRC, which include the domain name of its operating websites, www.distrii.com and www.maxoffice.com, and had 4 patent applications pending.

AgiiPlus relies on intellectual properties to protect proprietary technology of its subsidiaries, the VIE, and the VIE’s subsidiaries. For instance, as of September 30, 2021, among all the intellectual properties registered by AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries in the PRC as mentioned above, seven trademarks, one patent, three copyrights, and three domain names were registered in relation to Distrii workspaces, and the VIE and the VIE’s subsidiaries had registered eight trademarks, 15 copyrights, and three domain names in relation to MaxOffice platform. For details on AgiiPlus’ technology, see “— Technology.”

Despite the efforts of AgiiPlus to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use its technology. See “Risk Factors — Risks related to AgiiPlus’ Business and Industry — AgiiPlus may not be able to effectively protect its intellectual property from unauthorized use by others.”

Properties and Facilities

AgiiPlus is an advocate and practitioner of distributed office. Through a subsidiary, AgiiPlus leases the properties for its principal executive office, which is located at 5th Floor, Distrii Center, Silver Court, No. 218 Xizang South Road, Huangpu District, Shanghai, China with an aggregate area of 1,600 square meters (approximately 17,222 square feet). AgiiPlus believes that the offices that currently leased for its principal executive office are adequate to meet its needs for the foreseeable future.

Through its subsidiaries, AgiiPlus leases a majority of its properties for its workspaces from unrelated third-party landlords. For more information on AgiiPlus’ spaces, see “— Workspace Operation.”

Branding, Marketing and Sales

AgiiPlus has built its brand by providing one-stop flexible workspace solutions to its customers through AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries, which include companies and property owners. AgiiPlus is devoted to sharing its business experience and unique value propositions with its customers and business partners. With its innovate integrated online and offline business model, AgiiPlus, through its subsidiaries, the VIE, and the VIE’s subsidiaries, has established a team dedicated to sales and marketing.

Through offline channels, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries cooperate with local real estate agents for customer referrals. Through mainstream media, Internet, social media and other online channels, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries communicate and interact with their customers and business partners on a regular basis, seeking to further enhance their brand recognition and promote their integrated flexible workspace solutions to potential customers. For instance, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries strategically advertise on third-party platforms including Google and Baidu to reach a wider audience. In addition, Shanghai Zhiban utilizes its proprietary MaxOffice platform, an online marketplace with abundant flexible workspaces and services, to attract potential customers, which has become an increasingly important portal for AgiiPlus, the VIE, and the VIE’s subsidiaries.

Competition

AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries compete in an emerging and competitive industry for the following:

•        Location:    To grow their business, AgiiPlus’ subsidiaries depend on their ability to source office space at lower costs for operation under the direct operating model and asset-light model.

•        Members:    AgiiPlus’ subsidiaries competes with other flexible space operators for new enterprise customers, and AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries compete with other flexible workspace leasing and renting service providers for online members.

•        Technology:    Technology drives the growth and operating efficiencies of the business of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries. The future growth of these entities depends on their ability to improve their existing platforms, apps and operating systems and develop new ones to attract customers.

•        Personnel:    AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries compete with their peer companies to retain and recruit talents by providing competitive compensation and growth opportunities to their employees.

AgiiPlus believes that its subsidiaries, the VIE, and the VIE’s subsidiaries are well-positioned in the industry based on the factors above. However, some competitors of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries may have more resources than they do, and may be able to devote greater resources than AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries can to expand their business and market shares. For a discussion of risks relating to competition, see “Risk Factors — Risks Relating to AgiiPlus’ Business and Industry — AgiiPlus faces vigorous competition. If, through its subsidiaries, the VIE, and the VIE’s subsidiaries, AgiiPlus is not able to compete effectively with others, its business, financial condition and results of operations may be materially and adversely affected.”

Employees

AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries had a total of 373 employees as of September 30, 2021, with approximately 74.8% having bachelor’s degree or above. The following table provides a breakdown of employees of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries as of September 30, 2021 by function:

Function	Number
Workspace Operation, Marketing and Sales	193
Property Technology and SaaS Development	57
Design and Construction Management	44
Brokerage Services of MaxOffice and Enterprise services	50
Administration and Management	29
Total	373

As of September 30, 2021, 357 of the employees were based in China. The remainder of the employees were based in Singapore.

AgiiPlus believes that the employees of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries contribute to these entities’ rapid business growth, and these entities’ success depends on their ability to attract, motivate, train and retain qualified employees. The management of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries devote their resources to and focuses on ensuring that the culture and brand of AgiiPlus remain highly attractive to potential and existing employees. Through its subsidiaries, the VIE, and the VIE’s subsidiaries, AgiiPlus has established comprehensive training programs that cover topics such as its corporate culture, employee rights and responsibilities, team-building, professional behavior and job performance.

AgiiPlus believes that its subsidiaries, the VIE, and the VIE’s subsidiaries offer their employees competitive compensation packages and a dynamic work environment that encourages initiative. As a result, these entities have generally been able to attract and retain qualified employees and maintain a stable core management team.

As required by PRC regulations, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries participate in various statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan, and a housing provident fund.

AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries are required under PRC laws to make contributions to employee benefit plans at specified percentage of the salaries, bonuses and certain allowance of their employees, up to a maximum amount specified by the local government from time to time. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of the business of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries.

Through its subsidiaries, the VIE, and the VIE’s subsidiaries, AgiiPlus enters into standard labor contracts with its employees. Through its subsidiaries, the VIE, and the VIE’s subsidiaries, AgiiPlus also enters into standard confidentiality agreements with its senior management that contain non-compete restrictions.

AgiiPlus believes that its subsidiaries, the VIE, and the VIE’s subsidiaries maintain a good working relationship with their employees, and these entities have not experienced any major labor disputes.

Insurance

Through its subsidiaries, AgiiPlus maintains three types of insurance, namely public liability insurance, property all risks insurance, construction all risks insurance and third-party liability insurance. AgiiPlus considers the insurance coverage maintained by its subsidiaries to be consistent with industry practices and sufficient for their business operations in China.

Legal Proceedings

From time to time, AgiiPlus, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries may be subject to legal proceedings, investigations and claims incidental to the conduct of their business. None of AgiiPlus, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries is not a party to, nor is any of them aware of, any legal proceeding, investigation or claim which, in the opinion of AgiiPlus’ management, is likely to have a material adverse effect on AgiiPlus’ business, financial condition or results of operations. AgiiPlus, AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of AgiiPlus’ resources, including its management’s time and attention.

Corporate History of AgiiPlus

AgiiPlus commenced its operations in January 2016 through Shanghai Distrii Technology Development Co., Ltd., a limited liability company formed in the PRC. Through Shanghai Distrii and its subsidiaries, AgiiPlus mainly offers customers Distrii workspaces. AgiiPlus expanded its operations beyond Greater China to Singapore in May 2017 through Distrii Singapore Pte. Ltd, a private company limited by shares organized in Singapore. AgiiPlus formed Shanghai Zhengji Information Technology Co., Ltd., or Shanghai Zhengji, as a limited liability company in the PRC in November 2017, and Shanghai Quanban Zhizao Property Development Co., Ltd., or Shanghai Quanban, as a limited liability company in the PRC in March 2018. Through Shanghai Zhengji, Shanghai Quanban, and their subsidiaries, AgiiPlus mainly develops smart building management system and provides smart building management solutions to customers. AgiiPlus formed Shanghai Zhiban, as a limited liability company in the PRC in September 2019. Through Shanghai Zhiban and its subsidiaries, AgiiPlus mainly provides brokerage services and operates an online business.

AgiiPlus underwent a series of restructuring transactions, which primarily included:

•        In February 2021, AgiiPlus Inc., AgiiPlus’ current ultimate holding company, was incorporated under the laws of the Cayman Islands.

•        In February 2021, AgiiPlus Holdings Limited was incorporated in the British Virgin Islands as a BVI business company.

•        From March 2021 through April 2021, AgiiPlus Group Limited, AgiiTech Limited, and AgiiProp Limited were formed under the laws of Hong Kong.

•        In March 2021, Shanghai Tangtangjia Information Technology Co., Ltd., or Tangtangjia Information Technology, was formed in the PRC. Shanghai Zhiban is a wholly owned subsidiary of Tangtangjia Information Technology.

•        In May 2021, Shanghai Tangtangjia Zhizao Property Development Co., Ltd., or Tangtangjia Zhizao, was formed in the PRC as a limited liability company. Shanghai Zhengji is a wholly owned subsidiary of Tangtangjia Zhizao.

•        In May 2021, Shanghai Tangtangjia Business Consulting Co., Ltd., or Tangtangjia Business Consulting, was formed in the PRC as a wholly owned subsidiary of AgiiTech Limited. In August 2021, Tangtangjia Business Consulting entered into a series of contractual arrangements, with Tangtangjia Information Technology, as well as its shareholders. Through Tangtangjia Business Consulting, AgiiPlus obtained control over Tangtangjia Information Technology and its subsidiaries.

AgiiPlus is regarded as the primary beneficiary of Tangtangjia Information Technology and its subsidiaries. AgiiPlus treats them as its consolidated affiliated entities under U.S. GAAP, and has consolidated the financial results of these entities in its consolidated financial statements in accordance with U.S. GAAP. AgiiPlus refers to Tangtangjia Business Consulting as its wholly foreign owned entity, or WFOE, and to Tangtangjia Information Technology as its variable interest entity, or VIE, in this proxy statement/prospectus. For more details and risks related to AgiiPlus’ variable interest entity structure, please see “— Contractual Arrangements with AgiiPlus’ VIE and its Shareholders” and “Risk Factors — Risks Relating to AgiiPlus’ Corporate Structure.”

Corporate Structure of AgiiPlus

The following chart shows AgiiPlus’ corporate structure as of the date of this proxy statement/prospectus, including its principal subsidiaries and the VIE and the VIE’s subsidiaries.

____________

Note: AgiiPlus’ shareholders or its affiliates hold 100% equity interests in Tangtangjia Information Technology.

(1)      Beijing Waiqi Banban Technology Co., Ltd., or Waiqi Banban, will be liquidated. Shareholder resolutions approving the liquidation has been executed.

(2)      Shanghai Zhiban operates MaxOffice, a SaaS-based office marketplace and online service platform. In order to comply with applicable PRC laws and regulations that prohibit or restrict foreign investment of companies involved in internet content provider services, included under value-added telecommunications services in China, AgiiPlus operates its online service platform, MaxOffice, which engages in value-added telecommunications services through Shanghai Zhiban. The operations and services provided by the VIE and its subsidiaries do not overlap with the business operated by AgiiPlus‘ PRC subsidiaries. However, it is uncertain whether AgiiPlus’ contractual arrangements with AgiiPlus’ VIE will be deemed to be in violation of the market entry clearance requirements for foreign investment under the PRC laws and regulations. See “Risk Factors — Risks Factors Relating to Doing Business in China — Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of AgiiPlus’ current corporate structure, corporate governance, and operations.”

(3)      Prior to February 2022, Shanghai Huiying Real Estate Agency Co., Ltd. was a subsidiary of Shanghai Zhiban. In February 2022, through restructuring, Shanghai Huiying Real Estate Agency Co., Ltd. became a subsidiary of Tangtangjia Business Consulting.

(4)      Prior to February 2022, Shanghai Fuban Enterprise Service Co., Ltd. was a subsidiary of Shanghai Zhiban. In February 2022, through restructuring, Shanghai Fuban Enterprise Service Co., Ltd. became a subsidiary of Tangtangjia Business Consulting.

Contractual Arrangements with AgiiPlus’ VIE and Its Shareholders

AgiiPlus operates its business mainly through its PRC subsidiaries, VIE, and the VIE’s subsidiaries in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, AgiiPlus exerts effective control over, and is considered the primary beneficiary of, the VIE and the VIE’s subsidiaries and consolidate their operating results in AgiiPlus’ financial statements under U.S. GAAP.

The following is a summary of the contractual arrangements by and among Tangtangjia Business Consulting, Tangtangjia Information Technology and the shareholders of Tangtangjia Information Technology. These contractual arrangements enable AgiiPlus to (i) exercise effective control over the VIE; (ii) receive substantially all of the economic benefits of the VIE; and (iii) have an exclusive option to purchase all or part of the equity interests in and/or assets of the VIE when and to the extent permitted by PRC laws. For the complete text of these contractual arrangements, please see the copies filed as exhibits to the registration statement filed with the SEC of which this proxy statement/prospectus forms a part.

In the opinion of Han Kun Law Firm, AgiiPlus’ PRC legal counsel, the contractual arrangements described below are valid, binding and enforceable under current PRC law as of the date of this proxy statement/prospectus. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. For a description of the risks related to these contractual arrangements and AgiiPlus’ corporate structure, please see “Risk Factors — Risks Relating to AgiiPlus’ Corporate Structure.”

Exclusive business cooperation agreement

Under the exclusive business cooperation agreement dated August 16, 2021, Tangtangjia Business Consulting has agreed to provide the following services (among others) to Tangtangjia Information Technology:

•        the provision of technical support and marketing services, including, but not limited to consultancy, collection and research of information thereof, support and training for employees, services related to customers and order management;

•        the development, maintenance and updates of computer system, hardware and database;

•        the licensing of software legally owned by Tangtangjia Business Consulting; and

•        the development of application software and related updates and operational support.

Tangtangjia Information Technology has agreed to pay fees up to its and its subsidiaries’ after tax profit to Tangtangjia Business Consulting. This agreement was effective from August 16, 2021 and will continue to be effective unless it is terminated by written notice of Tangtangjia Business Consulting or, or until all of the equity interests in or assets of Tangtangjia Information Technology have been acquired by Tangtangjia Business Consulting or its designee under the exclusive purchase option agreement.

Equity pledge agreement

Tangtangjia Information Technology and its shareholders, as the Pledgor, entered into an equity pledge agreement with Tangtangjia Business Consulting, as the Pledgee, dated August 16, 2021. Under such equity pledge agreement, each of the shareholders of Tangtangjia Information Technology agreed to pledge their respective equity interest in Tangtangjia Information Technology to Tangtangjia Business Consulting to secure their obligations under the exclusive option agreement, shareholders’ voting rights proxy agreement, and exclusive business cooperation agreement (the “Pledge”). Each of such shareholders further agreed that, during the term of the equity interest pledge agreements, he or she will not transfer or pledge his or her respective equity interest in Tangtangjia Information Technology without the prior written consent of Tangtangjia Business Consulting. The equity pledge agreement will remain effective until Tangtangjia Information Technology and its shareholders discharge all their obligations under the above-mentioned agreements.

AgiiPlus has completed the registration of the equity pledge of Tangtangjia Information Technology with the relevant offices of State Administration for Market Regulation, or the SAMR (formerly known as State Administration of Industry and Commerce, or the SAIC). The equity pledge registration will remain effective until Tangtangjia Information Technology and its shareholders discharge all their obligations under the above-mentioned agreements. If Tangtangjia Information Technology or any of its shareholders breaches their contractual obligations under these agreements, Tangtangjia Business Consulting, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Tangtangjia Information Technology in accordance with the law. Except for the registration of the Pledge, no registration, permission or approval from or with the relevant PRC governmental authorities is required to be obtained under PRC laws for the contractual arrangements.

Exclusive option agreement

Under the exclusive option agreement entered into by Tangtangjia Business Consulting, Tangtangjia Information Technology and the shareholders of Tangtangjia Information Technology, dated August 16, 2021, the shareholders of Tangtangjia Information Technology granted Tangtangjia Business Consulting or its designee an option to purchase all or a portion of their respective equity interest in Tangtangjia Information Technology for the minimum amount of consideration permitted by PRC law. In addition, under the exclusive option agreement, Tangtangjia Information Technology has granted Tangtangjia Business Consulting or its designee an option to purchase all or a portion of the assets of Tangtangjia Information Technology or its subsidiaries for the minimum amount of consideration permitted by PRC law. Each of Tangtangjia Information Technology and its shareholders agreed not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of Tangtangjia Information Technology without the prior written consent of Tangtangjia Business Consulting. The exclusive option agreement shall remain in effect until all of the equity interests in or assets of Tangtangjia Information Technology have been acquired by Tangtangjia Business Consulting or its designee, or until all parties agree in writing to terminate the agreement, or until Tangtangjia Business Consulting unilaterally terminates the agreement by written notice.

Shareholders’ voting rights proxy agreement

Under the shareholders’ voting rights proxy agreement among Tangtangjia Business Consulting, Tangtangjia Information Technology and shareholders of Tangtangjia Information Technology, dated August 16, 2021, each of the shareholders of Tangtangjia Information Technology, agreed to irrevocably entrust Tangtangjia Business Consulting or its designee to represent it to exercise all the voting rights and other shareholders’ rights to which it is entitled as a shareholder of Tangtangjia Information Technology. The shareholders’ voting rights proxy agreement shall remain effective until all of the equity interests in or assets of Tangtangjia Information Technology have been acquired by Tangtangjia Business Consulting or its designee under the exclusive option agreement, or until Tangtangjia Business Consulting unilaterally terminates the agreement by written notice.

Spousal consent letters

The spouse of relevant individual shareholders of Tangtangjia Information Technology has signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed that the disposition of the equity interest in Tangtangjia Information Technology which is held by and registered under the name of his or her spouse shall be made pursuant to the above-mentioned equity pledge agreement, exclusive option agreement, shareholders’ voting rights proxy agreement and exclusive business cooperation agreement, as amended from time to time. Moreover, the spouse undertook not to take any action with the intent to interfere with above-mentioned arrangements and unconditionally and irrevocably waive all rights or entitlements whatsoever to such equity interest that may be granted to the spouse according to applicable laws.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA OF AGIIPLUS

The following summary consolidated statements of operations data for the years ended December 31, 2019 and 2020, summary consolidated balance sheet data as of December 31, 2019 and 2020 and summary consolidated cash flow data for the years ended December 31, 2019 and 2020 have been derived from AgiiPlus’ audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The following summary consolidated statements of operations data for the six months ended June 30, 2020 and 2021, summary consolidated balance sheet data as of June 30, 2021 and summary consolidated cash flow data for the six months ended June 30, 2020 and 2021 have been derived from AgiiPlus’ unaudited consolidated interim financial statements included elsewhere in this proxy statement/prospectus and have been prepared on the same basis as AgiiPlus’ audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that AgiiPlus considers necessary for a fair statement of its financial position and operating results for the periods presented. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of AgiiPlus. You should read this Summary Financial Information section together with our consolidated financial statements and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AgiiPlus” contained elsewhere herein.

The following table presents AgiiPlus’ summary consolidated statements of operations data for the years ended December 31, 2019 and 2020, and for the six months ended June 30, 2020 and 2021.

	For The Years Ended December 31,					For The Six Months Ended June 30,
	2019		2020			2020 unaudited		2021 unaudited
	RMB	%	RMB	USD	%	RMB	%	RMB	USD	%
	(in thousands, except for percentages, shares and per share data)
Workspace leasing & operation revenue	233,891	81.1	269,723	41,775	75.6	148,524	84.4	163,309	25,293	81.5
Renovation & smart building technology revenue	33,348	11.6	64,625	10,009	18.1	19,886	11.3	15,111	2,340	7.5
Brokerage & enterprise service revenue	21,105	7.3	22,333	3,459	6.3	7,466	4.3	22,039	3,413	11.0
Total revenue	288,344	100.0	356,681	55,243	100.0	175,876	100.0	200,459	31,046	100.0
Workspace leasing & operation cost	(286,047)	(99.2)	(366,718)	(56,797)	(102.8)	(156,813)	(89.2)	(226,043)	(35,010)	(112.8)
Renovation & smart building technology cost	(29,942)	(10.4)	(60,135)	(9,314)	(16.9)	(19,449)	(11.1)	(10,450)	(1,618)	(5.2)
Brokerage & enterprise service cost	(10,901)	(3.8)	(13,060)	(2,023)	(3.7)	(4,437)	(2.5)	(8,788)	(1,361)	(4.4)
Total cost of revenue	(326,890)	(113.4)	(439,913)	(68,134)	(123.4)	(180,699)	(102.8)	(245,281)	(37,989)	(122.4)
Operating expenses:
Pre-opening expenses	(7,061)	(2.4)	(36,306)	(5,623)	(10.2)	(18,062)	(10.3)	(5,190)	(804)	(2.6)
Selling expenses	(35,313)	(12.2)	(36,820)	(5,703)	(10.3)	(12,163)	(6.9)	(20,074)	(3,109)	(10.0)
General and administrative expenses	(60,315)	(20.9)	(63,388)	(9,818)	(17.8)	(30,426)	(17.3)	(47,918)	(7,422)	(23.9)
Impairment loss on long-lived assets	(13,111)	(4.5)	(13,657)	(2,115)	(3.8)	—	—	—	—	—
Write-off of rental deposits	—	—	(1,797)	(278)	(0.5)	—	—	—	—	—
Loss from operations	(154,346)	(53.5)	(235,200)	(36,428)	(65.9)	(65,474)	(37.2)	(118,004)	(18,278)	(58.9)
Interest income	312	0.1	441	68	0.1	198	0.1	141	22	0.1
Interest expense	(1,979)	(0.7)	(4,880)	(756)	(1.4)	(2,534)	(1.4)	(2,908)	(450)	(1.5)
Government subsidies	1,555	0.5	4,101	635	1.1	574	0.3	—	—	—
Other income, net	3,667	1.3	7,793	1,207	2.2	1,666	0.9	1,765	273	0.9
Loss before income taxes	(150,791)	(52.3)	(227,745)	(35,274)	(63.9)	(65,570)	(37.3)	(119,006)	(18,433)	(59.4)
Income tax expense	(193)	(0.1)	—	—	—	—	—	—	—	—
Net loss	(150,984)	(52.4)	(227,745)	(35,274)	(63.9)	(65,570)	(37.3)	(119,006)	(18,433)	(59.4)
Net loss attributable to noncontrolling interests	(4,851)	(1.7)	(3,225)	(499)	(0.9)	(1,541)	(0.9)	(10,757)	(1,666)	(5.4)
Net loss attributable to AgiiPlus Inc.	(146,133)	(50.7)	(224,520)	(34,775)	(62.9)	(64,029)	(36.4)	(108,249)	(16,767)	(54.0)

	For The Years Ended December 31,					For The Six Months Ended June 30,
	2019		2020			2020 unaudited		2021 unaudited
	RMB	%	RMB	USD	%	RMB	%	RMB	USD	%
Accretion on convertible redeemable preferred shares to redemption value	(14,433)	(5.0)	(15,643)	(2,423)	(4.4)	(7,779)	(4.4)	(29,890)	(4,629)	(14.9)
Net loss attributable to ordinary shareholders of AgiiPlus Inc.	(160,566)	(55.7)	(240,163)	(37,198)	(67.3)	(71,808)	(40.8)	(138,139)	(21,396)	(68.9)

Net loss per ordinary shares
Basic	(10.69)	N/A	(16.00)	(2.48)	N/A	(4.78)	N/A	(9.20)	(1.42)	N/A
Diluted	(10.69)	N/A	(16.00)	(2.48)	N/A	(4.78)	N/A	(9.20)	(1.42)	N/A

Weighted average ordinary shares outstanding
Basic	15,014,424	N/A	15,014,424	15,014,424	N/A	15,014,424	N/A	15,014,424	15,014,424	N/A
Diluted	15,014,424	N/A	15,014,424	15,014,424	N/A	15,014,424	N/A	15,014,424	15,014,424	N/A

The following table presents AgiiPlus’ summary consolidated balance sheet data as of December 31, 2019 and 2020 and June 30, 2021.

	As of December 31,			As of June 30,
	2019	2020	2020	2021	2021
(in thousands, except for shares and per share data)	RMB	RMB	USD	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	101,227	78,669	12,184	76,700	11,879
Restricted cash	—	7,498	1,161	—	—
Accounts receivable and contract assets, net	8,922	29,138	4,513	19,759	3,060
Lease incentives receivable, net	27,620	29,919	4,634	23,656	3,664
Prepaid expenses and other current assets	15,398	19,509	3,022	24,984	3,870
Due from related parties	1,362	1,374	213	54	8
Total current assets	154,529	166,107	25,727	145,153	22,481

Rental deposits	56,217	71,568	11,085	79,616	12,331
Property and equipment, net	138,135	198,186	30,696	206,360	31,962
Operating lease right of use assets, net	817,192	1,323,681	205,012	1,452,087	224,900
Operating lease right of use assets – related parties, net	483,327	393,872	61,003	361,856	56,044
Total non-current assets	1,494,871	1,987,307	307,796	2,099,919	325,237
Total assets	1,649,400	2,153,414	333,523	2,245,072	347,718

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term debt and current portion of long-term borrowings	1,000	5,533	857	16,833	2,607
Convertible debts – related parties	57,000	57,000	8,828	57,000	8,828
Accounts payable	70,001	139,257	21,568	153,303	23,744
Contract liabilities	31,373	34,172	5,293	57,148	8,851
Accrued expenses and other current liabilities	9,882	12,969	2,009	11,575	1,792
Rental retainer from tenants	56,765	78,568	12,169	88,160	13,654
Due to related parties	3,347	637	99	620	96
Operating lease liabilities, current	142,088	231,313	35,826	249,876	38,701
Operating lease liabilities – related parties, current	92,236	109,743	16,997	110,948	17,184
Total current liabilities	463,692	669,192	103,646	745,463	115,457

Long-term borrowings	—	4,958	768	3,542	549
Rental retainer from tenants, non-current	17,966	11,498	1,781	14,345	2,222
Operating lease liabilities, non-current	778,030	1,376,963	213,264	1,543,740	239,095
Operating lease liabilities – related parties, noncurrent	438,080	367,941	56,987	333,717	51,686
Due to a related party, noncurrent	4,668	4,032	624	3,616	560
Total non-current liabilities	1,238,744	1,765,392	273,424	1,898,960	294,112
Total liabilities	1,702,436	2,434,584	377,070	2,644,423	409,569

	As of December 31,			As of June 30,
	2019	2020	2020	2021	2021
(in thousands, except for shares and per share data)	RMB	RMB	USD	RMB	USD
Mezzanine equity:
Series Pre-A convertible redeemable preferred shares (US$0.0001 par value, 7,226,017 shares authorized, issued and outstanding as of December 31, 2019, December 31, 2020 and June 30, 2021)	60,768	60,768	9,412	60,768	9,412
Series A convertible redeemable preferred shares (US$0.0001 par value, 10,840,109 shares authorized, issued and outstanding as of December 31, 2019, December 31, 2020 and June 30, 2021)	175,144	187,177	28,990	212,308	32,882
Series A+ convertible redeemable preferred shares (US$0.0001 par value, 6,319,055 shares authorized, 2,787,457 shares issued and outstanding as of December 31, 2019, December 31, 2020 and June 30, 2021)	47,433	51,043	7,906	55,802	8,643
Total mezzanine equity	283,345	298,988	46,308	328,878	50,937

Shareholders’ deficit:
Series Pre-A convertible preferred shares (US$0.0001 par value, 7,603,902 shares authorized, issued and outstanding as of December 31, 2019, December 31, 2020 and June 30, 2021)	5	5	1	5	1
Ordinary shares (US$0.0001 par value, 468,010,917 shares authorized, 15,014,424 shares issued and outstanding as of December 31, 2019, December 31, 2020 and June 30, 2021)	10	10	2	10	2
Subscriptions receivable	(2,154)	(2,154)	(334)	(2,154)	(334)
Additional paid-in capital	13,263	—	—	—	—
Accumulated deficit	(362,601)	(590,980)	(91,531)	(729,119)	(112,926)
Accumulated other comprehensive income	281	422	65	659	102
Total AgiiPlus Inc. shareholders’ deficit	(351,196)	(592,697)	(91,797)	(730,599)	(113,155)
Noncontrolling interests	14,815	12,539	1,942	2,370	367
Total shareholders’ deficit	(336,381)	(580,158)	(89,855)	(728,229)	(112,788)
Total liabilities, mezzanine equity and shareholders’ deficit	1,649,400	2,153,414	333,523	2,245,072	347,718

The following table presents AgiiPlus’ summary consolidated cash flow data for the years ended December 31, 2019 and 2020 and the six months ended June 30, 2020 and 2021.

	For The Years Ended December 31,			For The Six Months Ended June 30,
	2019	2020	2020	2020	2021	2021
(in thousands)	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by (used in) operating activities	(8,129)	48,674	7,537	25,886	25,067	3,881
Net cash used in investing activities	(70,471)	(69,350)	(10,740)	(31,624)	(44,349)	(6,869)
Net cash provided by financing activities	102,276	5,615	870	(958)	10,040	1,556
Effects of exchange rate changes	(238)	1	—	(160)	(225)	(34)
Net increase (decrease) in cash, cash equivalents and restricted cash	23,438	(15,060)	(2,333)	(6,856)	(9,467)	(1,466)
Cash, cash equivalents and restricted cash, beginning of the year/period	77,789	101,227	15,678	101,227	86,167	13,345
Cash, cash equivalents and restricted cash, end of the year/period	101,227	86,167	13,345	94,371	76,700	11,879

Non-GAAP Financial Measure

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, AgiiPlus uses adjusted net loss, a non-GAAP financial measure, which is calculated as net loss adjusted for impairment loss on long-lived assets, write-off of rental deposits, to understand and evaluate its core operating performance. Adjusted net loss is presented to enhance investors’ overall understanding of AgiiPlus’ financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measures. As adjusted net loss has material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net loss as a substitute for, or superior to, net loss prepared in accordance with GAAP. AgiiPlus encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

The table below sets forth a reconciliation of net loss to adjusted net loss for the periods indicated:

	For The Years Ended December 31,			For The Six Months Ended June 30,
	2019	2020		2020 unaudited	2021 unaudited
(in thousands)	RMB	RMB	USD	RMB	RMB	USD
Net loss	(150,984)	(227,745)	(35,274)	(65,570)	(119,006)	(18,433)
Add:
Impairment loss on long-lived assets	13,111	13,657	2,115	—	—	—
Write-off of rental deposits	—	1,797	278	—	—	—
Adjusted net loss	(137,873)	(212,291)	(32,881)	(65,570)	(119,006)	(18,433)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF AGIIPLUS

You should read the following discussion and analysis of AgiiPlus’ financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and AgiiPlus’ consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. AgiiPlus’ actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this proxy statement/prospectus.

Overview

Through its subsidiaries, the VIE, and the VIE’s subsidiaries, AgiiPlus is one of the fast-growing work solutions providers with one-stop solution capability in China and Singapore. By leveraging its proprietary technologies, AgiiPlus, through its subsidiaries, the VIE, and the VIE’s subsidiaries, offers transformative integrated working solutions to their customers, including a digital office marketplace to match companies with landlords, customizable workspace renovations with smart building solutions, and high-quality flexible workspaces with plug-in software and on-demand services.

AgiiPlus has created an integrated platform connecting offline and online services through technology. Shanghai Zhiban’s MaxOffice, a SaaS-based office marketplace and online service platform, and Distrii app, the official app for AgiiPlus’ Distrii workspace members, has created a seamless experience for members beyond physical spaces and provided them with easy access to enterprise services offered by AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries. As of September 30, 2021, through its subsidiaries, the VIE, and the VIE’s subsidiaries, AgiiPlus had 30,550 enterprise customers and 160,988 registered online members. As of September 30, 2021, through its subsidiaries, AgiiPlus maintained a network of 57 Distrii workspaces that covered six different cities, with approximately 38,633 workstations in total.

In addition, through its subsidiaries, AgiiPlus runs spaces under its asset-light model, through which it offers design, build, management and operating services to landlords, who bear the costs to build and launch new spaces. The asset-light model allows AgiiPlus’ subsidiaries to expand and scale up cost-efficiently, and allows landlords to turn their spaces into revenue-generating properties backed by professional services provided by AgiiPlus’ subsidiaries and AgiiPlus’ brand image. As of September 30, 2021, through its subsidiaries, AgiiPlus had eight workspaces under the asset-light model, with managed area of about 247,000 square feet and approximately 4,161 workstations available for members.

Through its subsidiaries, the VIE, and the VIE’s subsidiaries and through cooperating with qualified business partners, AgiiPlus provides a full range of enterprise services to its members, including administration support, finance, legal, and human resources related services. AgiiPlus receives revenue from members by charging fees for such enterprise services.

In addition to its Distrii workspaces and related enterprise services, through its subsidiaries, AgiiPlus also provides a full suite of work solutions including renovation and smart building technology to a wider group of customers. For instance, through its Spacii team, AgiiPlus offers landlords one-stop solutions for office design, build and renovation projects. Furthermore, through its subsidiaries, AgiiPlus developed its proprietary smart building management system adopting cutting-edge technologies including artificial intelligence, Internet of Things and cloud technology, which applies through features of an efficient and secure workspace including face recognition, QR code scanning, visitor registration and authorization, and smart elevators. Through its subsidiaries, AgiiPlus also offers Project Manager real estate project consulting services to real estate investors, which services include space design, market research, and construction, and Building Manager space maintenance services to landlords.

Key Operating Data

AgiiPlus regularly monitors a number of operating metrics in order to measure its current performance and project its future performance. These metrics aid AgiiPlus in developing and refining its growth strategies and making strategic decisions.

	As of December 31, 2019	As of December 31, 2020	As of September 30, 2021
Number of cities(1)	6	6	6
Number of Distrii workspaces in operation(2)	31	42	57
Number of workspaces under direct operating model(2)	29	36	49
Number of workspaces under asset-light model(2)	2	6	8
Number of Distrii workspaces in the pre-opening stage(2)(3)	5	6	8
Total number of Distrii workspaces(2)(4)	36	48	57

Managed area of Distrii workspaces in operation (m2)(5)	100,700	179,225	238,478
Managed area under direct operating model (m2)(5)	95,967	163,067	215,531
Managed area under asset-light model (m2)(5)	4,733	16,158	22,947
Managed area of Distrii workspaces in the pre-opening stage (m2)(5)	24,365	24,419	35,504
Total managed area of Distrii workspaces (m2)(4)	125,065	203,644	238,478

Number of workstations in operation	17,514	28,916	38,633
Number of workstations under direct operating model	16,668	25,898	34,472
Number of workstations under asset-light model	846	3,018	4,161
Number of workstations in the pre-opening stage(3)	3,647	3,938	5,884
Total number of workstations(4)	21,161	32,854	38,633

Occupancy rate for all workspaces in operation(5)	85%	72%	82%
Occupancy rate for mature workspaces(5)(6)	88%	87%	88%

____________

Notes:

(1)      The cities are Shanghai, Beijing, Nanjing, Suzhou, Xiong’an in China, and Singapore.

(2)      Spaces on different floors of the same building counts as one workspace for the purpose of the numbers presented here, unless such spaces are leased from different landlords or operated under different contracts/sub-brands.

(3)      Distrii workspaces in the pre-opening stage represents spaces with leases entered into with landlords but are not yet available to customers for leasing.

(4)      Represents the total number of workspaces in operation and workspaces in the pre-opening stage.

(5)      Approximate number subject to rounding adjustments.

(6)      Mature workspaces refer to workspaces that, as of the respective dates, had opened for more than one year.

Key Factors Affecting AgiiPlus’ Results of Operations

Through its subsidiaries, the VIE, and the VIE’s subsidiaries, AgiiPlus operates in China’s flexible workspace industry and work solution industry, and its results of operations and financial condition are influenced by the macroeconomic factors affecting these industries, such as China’s economic growth, the impact of the COVID-19 pandemic on the economy in China or worldwide, the emergence of China’s new economy and internet companies under favorable policies encouraging entrepreneurship and innovation, and urbanization of the workforce.

In particular, AgiiPlus’ financial condition and results of operations have been materially and adversely affected by the COVID-19 pandemic. The COVID-19 pandemic intensified global economic distress, and the extent to which it may continue to affect AgiiPlus’ financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot be reasonably estimated at this time.

AgiiPlus’ financial condition and results of operations are also affected by a number of emerging market trends, such as companies’ rising needs for cost-efficient and flexible office space solutions and one-stop services for both companies and employees, and new demand for intelligent office systems and working environment. In addition, as AgiiPlus has historically generated, and expects to continue to generate, a portion of its net revenue from providing renovation & smart building technology, its results of operations are also affected by the general factors affecting landlord or property owners and their capital expenditure budgets.

AgiiPlus’ results of operations and financial condition are also subject to changes in the regulatory regime governing China’s flexible workspace industry and work solution industry, renovation & smart building technology, and brokerage & enterprise service provided by AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries. The PRC government regulates various aspects of the business and operations of AgiiPlus’ subsidiaries, the VIE, and the VIE’s subsidiaries, such as leasing, design and build and the operation of office spaces and other service. See “Risk Factors — Risks Relating to Doing Business in China — Regulation and censorship of information disseminated over the internet in China may adversely affect AgiiPlus’ business and reputation and subject PubCo to liability for information displayed on AgiiPlus’ website.”

Additionally, AgiiPlus believes that its results of operations and financial condition are also affected by a number of company-specific factors, including the factors discussed below.

AgiiPlus’ Ability to refine its Flexible Workspace Network

AgiiPlus intends to pursue the following strategies to further grow its business:

# Expand business operations across region and strengthen its flexible workspace network.

# Further develop technology and digital platforms to enhance operational efficiency.

# Grow enterprise services business to generate multiple revenue streams.

# Expand business scale through mergers and acquisitions opportunities.

Even under the adverse impact of COVID-19 in 2020, AgiiPlus was still able to maintain its growth. AgiiPlus’ total revenue increased by 23.7% from RMB288.3 million in 2019 to RMB356.7 million (US$55.2 million) in 2020. AgiiPlus’ total revenue increased by 14% from RMB175.9 million in the six months ended June 30, 2020 to RMB200.5 million (US$31 million) in the six months ended June 30, 2021. The total number of Distrii workspaces increased from 36 as of December 31, 2019 to 48 as of December 31, 2020, and further to 44 as of June 30, 2021.

AgiiPlus’ Ability to Achieve Higher Management and Operating Efficiency

The management team of AgiiPlus has a profound understanding and rich experience in the development and operation of office buildings, business parks and commercial real estate. Under the leadership of its management team, AgiiPlus has an experienced team of space operations and community managers, many of whom have prior work experience and industry background in commercial restate estate, hospitality management, aviation services and other service industries. Through its subsidiaries, AgiiPlus offers training to its space operations and community managers on various aspects of space operations, including reception, conducting office tour, lease negotiation, facilities and amenities maintenance, and other services.

To run its spaces more efficiently, AgiiPlus’ IT team developed its proprietary intelligent operations management system, or BSS system. See “Business of AgiiPlus — Technology — BSS” for details. The BSS system allows space operations and community managers to monitor and manage the Distrii workspaces through this digital platform, communicate with members through Distrii app, process members’ service requests, and perform other functions. AgiiPlus achieves high operating efficiency as a result of its management capabilities and proprietary BSS.

AgiiPlus expects its costs and expenses to increase in absolute amount as it expands its business and to decrease as a percentage of its net revenue as it continues to improve operational efficiency, achieve economies of scale and enhance its brand recognition.

Growth in AgiiPlus’ Client Base and Customer Retention

The specific needs of customers for their workspace may differ based on a variety of factors, including the scale and size of a customer, its stage of development, or the industry it belongs to. Through its subsidiaries, the VIE, and the VIE’s subsidiaries, AgiiPlus specifically designs its comprehensive flexible workspace solutions to empower and accommodate customers with different needs. For instance, through its subsidiaries, AgiiPlus offers workstations, independent studios, standard offices, fully furnished workspace, and customizable workspace to help ensure that customers can find the most suitable flexible workspace solutions from its spaces.

Through its subsidiaries, the VIE, and the VIE’s subsidiaries, AgiiPlus is also committed to continue diversifying its offerings of enterprise services and other value-added services to its customers through cooperating with more business partners and third-party service providers to bring even more value to its customers.

AgiiPlus’ one-stop flexible working solution transforms old commercial properties into flexible workspaces. Through customizable and intelligent office design, transformation and renovation services offered by Spacii, customers can enjoy workspaces with comfortable work environment and the application of smart technology, which greatly improved customers’ day-to-day experience. In addition, through operating services offered by AgiiPlus’ subsidiaries, the occupancy rate and rental price of the property being transformed can both be significantly increased. With the help of big data, Internet of Things, artificial intelligence and cutting-edge technologies, through its subsidiaries, AgiiPlus is able to manage properties with lower material loss and labor costs as compared to the traditional management model, and increase management efficiency and profitability of a property.

AgiiPlus believes that as it continues to diversify its service offerings and develop workspace solutions through its subsidiaries, the VIE, and the VIE’s subsidiaries to meet the needs and preferences of its customers, its brand recognition and image will continue to improve. AgiiPlus believes that it is well-positioned to grow and further strengthen its market position as the flexible workspace industry in China and Singapore continues to grow.

Key Components of Results of Operations

AgiiPlus has one operating segment with three revenue streams including (i) workspace leasing & operation revenue, (ii) renovation & smart building technology revenue, and (iii) brokerage & enterprise service revenue. Operating segment is defined as a component of an enterprise engaging in business activities for which separate financial information is available and is regularly evaluated by AgiiPlus chief operating decision makers in deciding how to allocate resources and assess performance. See AgiiPlus consolidated financial statements included elsewhere in this proxy statement/prospectus for additional information regarding its reportable segment.

Revenue

The following table sets forth a breakdown of AgiiPlus’ revenue, in absolute amounts and as percentages of total revenue, for the periods indicated.

	For the Year Ended December 31,					For the Six months Ended June 30,
	2019		2020			2020 unaudited		2021 unaudited
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenue
Workspace leasing & operation revenue	233,891	81.1%	269,723	41,775	75.6%	148,524	84.4%	163,309	25,293	81.5%
Renovation & smart building technology revenue	33,348	11.6%	64,625	10,009	18.1%	19,886	11.3%	15,111	2,340	7.5%
Brokerage & enterprise service revenue	21,105	7.3%	22,333	3,459	6.3%	7,466	4.3%	22,039	3,413	11.0%
Total revenue	288,344	100.0%	356,681	55,243	100.0%	175,876	100.0%	200,459	31,046	100.0%

Workspace leasing & operation revenue. AgiiPlus generates the majority of its revenue from providing various flexible workspace solutions to its customers from whom it collects monthly office workstation rental fees. AgiiPlus’ workspace leasing & operation revenue primarily includes fees generated through services of its flexible workspaces under its self-operated model.

Renovation & smart building technology revenue. Renovation & smart building technology revenue is mainly generated from the design, construction and renovation of customer’s properties.

Brokerage & enterprise service revenue. Brokerage & enterprise service revenue primarily consists of (1) brokerage services revenue, (2) workspace management revenue, and (3) other service revenue. AgiiPlus recognizes brokerage services revenue at a point in time when the service is provided. Workspace management revenue is derived from managing workspaces owned by other property owners. AgiiPlus also generates revenue through providing other services to its customers, including, but not limited to, paid use of conference rooms and printing services beyond allocated amount, and sale of beverages.

Cost of revenue

The following table sets forth a breakdown of AgiiPlus’ cost of revenue, in absolute amounts and as percentages of total cost of revenue, for the periods indicated.

	For the Year Ended December 31,					For the Six months Ended June 30,
	2019		2020			2020 unaudited		2021 unaudited
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue
Workspace leasing & operation cost	286,047	87.5%	366,718	56,797	83.4%	156,813	86.8%	226,043	35,010	92.2%
Renovation & smart building technology cost	29,942	9.2%	60,135	9,314	13.7%	19,449	10.8%	10,450	1,618	4.3%
Brokerage & enterprise service cost	10,901	3.3%	13,060	2,023	2.9%	4,437	2.4%	8,788	1,361	3.5%
Total cost of revenue	326,890	100.0%	439,913	68,134	100.0%	180,699	100.0%	245,281	37,989	100.0%

Workspace leasing & operation cost. The following table sets forth a breakdown of the cost for workspace leasing and operations, in absolute amounts and as percentage of total costs for workspace leasing and operations, for period indicated.

	For the Year Ended December 31,					For the Six months Ended June 30,
	2019		2020			2020 unaudited		2021 unaudited
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Workspace leasing & operation cost
Lease expenses	213,929	74.8%	260,410	40,332	71.0%	112,172	71.5%	166,605	25,804	73.7%
Depreciation and amortization	33,536	11.7%	52,475	8,127	14.3%	20,836	13.3%	27,749	4,298	12.3%
Employee compensation and benefits	1,914	0.7%	2,113	327	0.6%	863	0.6%	2,603	403	1.2%
Other workspace leasing & operation cost	36,668	12.8%	51,720	8,011	14.1%	22,942	14.6%	29,086	4,505	12.8%
Total workspace leasing & operation cost	286,047	100.0%	366,718	56,797	100.0%	156,813	100.0%	226,043	35,010	100.0%

Workspace leasing & operation cost. Workspace leasing & operation cost primarily consists of (i) lease expenses, (ii) depreciation and amortization, (iii) employee compensation and benefits, and (iv) other workspace leasing & operation costs, such as utilities, maintenance, daily cleaning, insurance costs, office expenses, and consumables.

Renovation & smart building technology cost. Renovation & smart building technology cost primarily consists of costs associated with purchase of construction related services, hardware, and employee compensation and benefits.

Brokerage & enterprise service cost. Brokerage & enterprise service cost primarily consists of costs in relation to brokerage services, enterprise services, catering services, and other services.

Pre-opening expense

Pre-opening expense is expensed as incurred and consist of expenses incurred before a workspace opens for operations. The primary component of pre-opening expense is lease expense.

Selling expense

Selling expense consists primarily of (i) commission expenses, and (ii) compensation for AgiiPlus’ sales and marketing personnel.

General and administrative expense

General and administrative expense consists primarily of (i) compensation for AgiiPlus’ management and administrative personnel, (ii) expenses in connection with AgiiPlus’ operation supporting functions such as legal, finance and human resources, (iii) other administrative expenses.

Taxation

Cayman Islands

AgiiPlus Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, AgiiPlus Inc. is a tax-exempted company and is not subject to income tax.

British Virgin Islands

AgiiPlus’ subsidiary, AgiiPlus Holdings Limited, is a tax-exempted company incorporated in the BVI and is not subject to income tax.

Hong Kong

AgiiPlus’ subsidiaries, AgiiPlus Group Limited, AgiiTech Limited and AgiiProp Limited, are incorporated in Hong Kong and are subject to progressive income tax, up to 16.5%, on the taxable income generated from operations in Hong Kong.

Singapore

AgiiPlus’ subsidiaries, Distrii Singapore Pte. Ltd. and Distrii Technology Pte. Ltd., are incorporated in Singapore and are subject to Singapore corporate income taxes at the rate of 17% for the years ended December 31, 2019 and 2020.

PRC

Effective from January 1, 2008, the new Enterprise Income Tax Law, or the New EIT Law, combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

Shanghai Zhengji Information Technology Co., Ltd., a subsidiary of AgiiPlus is certified as a High and New Technologies Enterprise, and a preferential rate of 15% is applied for three continuous years since 2019.

The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, and properties occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, AgiiPlus does not believe that the legal entities organized outside of the PRC within AgiiPlus should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that AgiiPlus and its subsidiaries registered outside the PRC should be deemed a resident enterprise, AgiiPlus and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25% with the statute subject to the determination by PRC tax authorities.

If AgiiPlus were to be a non-resident for PRC tax purpose, dividends paid to it out of profits earned by PRC subsidiaries would be subject to 10% withholding tax, if no tax treaty is applicable. In addition, under the current tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate may be reduced to 5%, if the investor holds at least 25% in the Foreign Invested Enterprise (“FIE”); or 10%, if the investor holds less than 25% in the FIE.

Critical Accounting Policies, Judgments and Estimates

AgiiPlus prepares its financial statements in conformity with U.S. GAAP, which requires it to make judgments, estimates and assumptions. AgiiPlus continually evaluates these estimates and assumptions based on the most recently available information, its own historical experience and various other assumptions that AgiiPlus believes to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from AgiiPlus’ expectations as a result of changes in its estimates. Some of AgiiPlus’ accounting policies require a higher degree of judgment than others in their application and require it to make significant accounting estimates.

The critical accounting policies, judgments and estimates that AgiiPlus believes to have the most significant impact on its consolidated financial statements are described below, which should be read in conjunction with its consolidated financial statements and accompanying notes and other disclosures included in this proxy statement/prospectus. When reviewing AgiiPlus’ financial statements, you should consider (i) its selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Principles of consolidation

The consolidated financial statements include the financial information of AgiiPlus, its subsidiaries, the VIE and the VIE’s subsidiaries for which AgiiPlus is the ultimate primary beneficiary. All balances and transactions among AgiiPlus, its subsidiaries, the VIE and the VIE’s subsidiaries were eliminated upon consolidation.

VIE arrangements

AgiiPlus operates its online platform to present the available workspace and marketing activities in the PRC through Shanghai Tangtangjia Information Technology Co., Ltd. (“Tangtangjia Information Technology”, or the “VIE”). In order to comply with PRC laws and regulations which prohibit or restrict foreign control of companies involved in internet information services under value-added telecommunications services and certain other businesses in China, AgiiPlus, through Shanghai Tangtangjia Business Consulting Co., Ltd. (“Tangtangjia Business Consulting” or “WFOE”), entered into a series of contractual arrangements in August 2021 with the VIE and its shareholders that enable AgiiPlus to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. AgiiPlus obtains control over the VIE and becomes the primary beneficiary of the VIE.

It is possible that AgiiPlus’ operation of certain businesses through the VIE could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. AgiiPlus’ management considers the possibility of such a finding by PRC regulatory authorities under current PRC law and regulations to be remote. January 1, 2020, a Foreign Investment Law (the “FIE Law”) came into effect. The FIE Law does not touch upon the relevant concepts and regulatory regimes that were historically related to the regulation of VIE structures, and thus this regulatory topic remains unclear under the FIE Law. Since the FIE Law is new, there are substantial uncertainties existing with respect to its implementation and interpretation and it is also possible that variable interest entities will be deemed as FIEs and be subject to restrictions in the future. Such restrictions may cause interruptions to the AgiiPlus’ operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect AgiiPlus’ business, financial condition and results of operations.

AgiiPlus believes that the contractual arrangements among the VIE, its respective shareholders and WFOE are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the AgiiPlus’ ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interests in AgiiPlus, their interests may diverge from that of AgiiPlus and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

Through the powers of attorney, the shareholders of the VIE effectively assigned their full voting rights to WFOE, which gives WFOE the power to direct the activities of VIE and the VIE’s subsidiaries. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

Lease

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-02, Leases (Topic 842) (“ASC 842”) which supersedes ASC Topic 840, Leases (“ASC 840”) and generally requires all leases, including operating leases, to be recognized in the statement of financial position of lessees as right-of-use (“ROU”) assets and lease liabilities, with certain practical expedients available.

AgiiPlus adopted ASC 842 on January 1, 2019. AgiiPlus has also made an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet. Short-term leases are not significant in comparison to AgiiPlus’ overall lease portfolio. Payments related to those leases continue to be recognized in the consolidated statement of operations on a straight-line basis over the lease term.

From the perspective of Lessee

AgiiPlus leases properties for its flexible workspaces. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, AgiiPlus recognizes the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the AgiiPlus enters the leased premises and begins to make improvements in preparation for its intended use.

A large majority of the lease agreements contain provisions for free rent periods, rent escalation, and lease incentives entitled to AgiiPlus. Free rent periods and rent escalation clauses are also recorded on a straight-line basis over the lease term. Lease incentive generally includes a portion of the cost of leasehold improvements reimbursable by the landlords.

All rent expense incurred before a workspace location opens for business is recorded in pre-opening expenses. Once a location opens for business, the location’s rent expense is included in cost of revenue.

The future fixed lease payments are discounted using the incremental borrowing rate as the rate implicit in the lease is not readily determinable. The incremental borrowing rate is estimated on a portfolio basis and incorporating lease term, currency risk and credit risk. Upon adoption of ASC 842 on January 1, 2019, the Company elected to use the remaining lease term as of January 1, 2019 in the estimation of the applicable discount rate for leases that were in place at adoption.

The ROU asset is measured as the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives.

From the perspective of Lessor

AgiiPlus recognizes workspace leasing & operation revenue under ASC 842, and all the lease contracts are operating leases. AgiiPlus has elected to exclude from revenue and expenses sales taxes and other similar taxes collected from its tenants. AgiiPlus provides flexible work solutions for its customers and generates revenues from monthly rent in the form of office workstation rental fees. Contracts of office workstations with customers provide them with access to office space, protech and office SaaS, use of a shared internet connection as well as access to certain facilities (restrooms, common areas, and others). AgiiPlus has elected to account for the non-lease components with the lease component as a single component and the combined component are recognized under ASC 842. The price of each contract varies, based on particular characteristics of the office space occupied by the customers, the geographic location of the workspace, and the amount of desk space in the contract. AgiiPlus’ lease contracts are mainly fixed workspace fee contracts. Workspace leasing & operation revenue is recognized on a monthly basis under ASC 842, over the lease term, as access to office space is provided. The leases do not have renewal options and penalty is imposed if the tenants early terminate the leases. Renewal of contracts are on a negotiation basis before termination.

Impairment of right-of-use assets and other long-lived assets

AgiiPlus reviews its ROU assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors AgiiPlus considers to be important which could trigger an impairment review primarily includes (a) significant underperformance relative to projected operating results; (b) significant changes in the overall business strategy; (c) significant adverse changes in legal or business environment and (d) significant competition, unfavorable industry trend, or economic outlook. When any of these events occurs, AgiiPlus measures impairment by comparing the carrying value of the ROU assets or long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposal. There is an indicator of impairment if the carrying value is higher than the undiscounted cash flows. AgiiPlus measures the fair value of the assets by using discounted cash flow model. The carrying value in excess of fair value is recognized as impairment of ROU assets or the long-lived assets. The estimates used in projected future cash flows include rental charges, occupancy rate and operating costs. The incremental borrowing rate is used as the discount rate.

Revenue recognition

AgiiPlus recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. AgiiPlus elects the practical expedient to expense the incremental direct costs of obtaining a contract when incurred if the amortization period is generally twelve months or less. AgiiPlus has elected to exclude from the measurement of the transaction price value-added tax that AgiiPlus collected form the customers with revenue-producing activities.

AgiiPlus follows the five steps approach for revenue recognition under ASC 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) AgiiPlus satisfies a performance obligation.

The primary sources of AgiiPlus’ revenues are as follows:

(a)    Workspace leasing & operation revenue

Workspace leasing & operation revenue is recognized under ASC 842. See “Lease, from the perspective of lessor.”

(b)    Renovation & smart building technology revenue

Renovation & smart building technology revenue is mainly generated from design and construction projects for the betterment of customers’ properties. AgiiPlus recognizes revenue overtime using the output method to measure AgiiPlus’ progress towards the construction objects. Renovation & smart building technology revenue is recognized as direct measurements by the value of the goods or services transferred to date relative to the remaining goods or services promised under the contract. A subcontractor may be involved to provide such services. AgiiPlus obtains control of the goods or services before transferring to customers, and recognizes revenue on gross basis.

(c)     Brokerage & enterprise service revenue

Brokerage and enterprise service revenue primarily consists of 1) brokerage service revenue, 2) workspace management revenue, and 3) other service revenue.

AgiiPlus recognizes brokerage service revenue at a point in time when the service is provided. Workspace management revenue is derived from managing workspaces owned by other property owners. The fee generally is recognized straight-line over the contract term. AgiiPlus also generates revenue through providing other services to its customers, including, but not limited to, paid use of conference rooms and printing services beyond allocated amount, and sale of beverages. Revenue is recognized based on actual usage when the related performance obligation is satisfied.

Results of Operations

The following table summarizes AgiiPlus’ consolidated results of operations both in absolute amounts and as percentages of its total revenue for the periods presented. This information should be read together with AgiiPlus’ consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,					For the Six months Ended June30,
	2019		2020			2020 unaudited		2021 unaudited
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Revenue:
Workspace leasing & operation revenue	233,891	81.1%	269,723	41,775	75.6%	148,524	84.4%	163,309	25,293	81.5%
Renovation & smart building technology revenue	33,348	11.6%	64,625	10,009	18.1%	19,886	11.3%	15,111	2,340	7.5%
Brokerage & enterprise service revenue	21,105	7.3%	22,333	3,459	6.3%	7,466	4.3%	22,039	3,413	11.0%
Total revenue	288,344	100.0%	356,681	55,243	100.0%	175,876	100.0%	200,459	31,046	100.0%

Cost of revenue:
Workspace leasing & operation cost	286,047	87.5%	366,718	56,797	83.4%	156,813	86.8%	226,043	35,010	92.2%
Renovation & smart building technology cost	29,942	9.2%	60,135	9,314	13.7%	19,449	10.8	10,450	1,618	4.3%
Brokerage & enterprise service cost	10,901	3.3%	13,060	2,023	2.9%	4,437	2.4%	8,788	1,361	3.5%
Total cost of revenue	326,890	100.0%	439,913	68,134	100.0%	180,699	100.0%	245,281	37,989	100.0%

Gross loss	(38,546)	—	(83,232)	(12,891)	—	(4,823)	—	(44,822)	(6,943)	—

Operating expenses:
Pre-opening expenses	7,061	—	36,306	5,623		18,062		5,190	804
Selling expenses	35,313	—	36,820	5,703		12,163		20,074	3,109
General and administrative expenses	60,315	—	63,388	9,818		30,426		47,918	7,422
Impairment loss on long-lived assets	13,111	—	13,657	2,115	—	—	—	—	—	—
Write-off of rental deposits	—	—	1,797	278	—	—	—	—	—	—
Loss from operations	(154,346)		(235,200)	(36,428)		(65,474)		(118,004)	(18,278)
Interest income	312		441	68		198		141	22
Interest expense	(1,979)	—	(4,880)	(756)		(2,534)		(2,908)	(450)
Government subsidies	1,555	—	4,101	635		574		—	—
Other income, net	3,667	—	7,793	1,207		1,666		1,765	273
Total other income	3,555	—	7,455	1,154		(96)		(1,002)	(155)
Loss before income taxes	(150,791)		(227,745)	(35,274)		(65,570)		(119,006)	(18,433)
Income tax expense	(193)		—	—		—		—	—
Net loss	(150,984)		(227,745)	(35,274)		(65,570)		(119,006)	(18,433)
Net loss attributable to noncontrolling interests	(4,851)		(3,225)	(499)		(1,541)		(10,757)	(1,666)
Net loss attributable to AgiiPlus Inc.	(146,133)		(224,520)	(34,775)		(64,029)		(108,249)	(16,767)
Accretion on convertible redeemable preferred shares to redemption value	(14,433)		(15,643)	(2,423)		(7,779)		(29,890)	(4,629)

	For the Year Ended December 31,					For the Six months Ended June30,
	2019		2020			2020 unaudited		2021 unaudited
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Net loss attributable to ordinary shareholders of AgiiPlus Inc.	(160,566)		(240,163)	(37,198)		(71,808)		(138,139)	(21,396)

Net loss per Ordinary share
– Basic	(10.69)		(16.00)	(2.48)		(4.78)		(9.20)	(1.42)
– Diluted	(10.69)		(16.00)	(2.48)		(4.78)		(9.20)	(1.42)
Weighted average ordinary shares outstanding
– Basic	15,014,424		15,014,424	15,014,424		15,014,424		15,014,424	15,014,424
– Diluted	15,014,424		15,014,424	15,014,424		15,014,424		15,014,424	15,014,424

Six months Ended June 30, 2021 Compared to Six months Ended June 30, 2020

AgiiPlus’ revenue increased by 14.0% from RMB175.9 million for the six months ended June 30, 2020 to RMB200.5 million (US$31.0 million) for the six months ended June 30, 2021.

Workspace leasing & operation revenue

Workspace leasing & operation revenue increased by 10.0% from RMB148.5 million for the six months ended June 30, 2020 to RMB163.3 million (US$25.3 million) for the six months ended June 30, 2021. The impact of the COVID-19 pandemic on flexible workspace industry was fist felt in the middle of 2020 and AgiiPlus adopted active measurements to fit into the changing macro-economic and industrial environment, including: i) continuously expanding workspace sites, especially seeking new workspaces with high growth potentiality; ii) selectively shutting down underperformance workspaces; iii) negotiating with landlords to transfer several leases from traditional model to asset-light model, which enabled AgiiPlus to maintain its market share in a more cost-efficient way. As of June 30, 2021, AgiiPlus had 36 Distrii workspaces under direct operating model, while the number of workspaces under direct operating model under operation was 30 as of June 30, 2020.

Renovation & smart building technology revenue

Renovation & smart building technology revenue decreased by 24.0% from RMB19.9 million for the six months ended June 30, 2020 to RMB15.1 million (US$2.3 million) for the six months ended June 30, 2021. The decrease is due to the Company’s used low-price strategy to attract customer in 2020, and had stricter customer selection standard in 2021.

Brokerage & enterprise service revenue

Brokerage & enterprise service revenue increased by 195.2% from RMB7.5 million for the six months ended June 30, 2020 to RMB22.0 million (US$3.4 million) for the six months ended June 30, 2021. Revenue from brokerage services increased from RMB1.0 million for the six months ended June 30, 2020 to RMB5.0 million (US$0.8 million) due to the expansion of AgiiPlus’ brokerage team. Revenue from enterprise services increased from RMB6.5 million for the six months ended June 30, 2020 to RMB17.0 million (US$2.6 million) for the six months ended June 30, 2021, as the workspace customers purchased more value-add services since AgiiPlus continuously made efforts to improve customer experience and expand the service line.

Cost of revenue

AgiiPlus’ cost of revenue increased by 35.7% from RMB180.7 million for the six months ended June 30, 2020 to RMB245.3 million (US$38.0 million) for the six months ended June 30, 2021.

Workspace leasing & operation cost

Workspace leasing & operation cost increased by 44.1% from RMB156.8 million for the six months ended June 30, 2020 to RMB226.0 million (US$35.0 million) for the six months ended June 30, 2021. The increase was in line with the increase in number of new workspaces. There were 44 workspaces under operation as of June 30, 2021 as compared to 36 as of June 30, 2020.

Renovation & smart building technology cost

Renovation & smart building technology cost decreased by 46.3% from RMB19.4 million for the six months ended June 30, 2020 to RMB10.4 million (US$1.6 million) for the six months ended June 30, 2021. The management selected to take projects with higher margin, therefore cost decreased more than revenue in percentage.

Brokerage & enterprise service cost

Brokerage & enterprise service cost increased by 98.0% from RMB4.4 million for the six months ended June 30, 2020 to RMB8.8 million (US$1.4 million) for the six months ended June 30, 2021. An increase of RMB3 million in cost is mainly due to an increase in promotion fees and commissions of the brokerage service, which was in line with the revenue growth.

Pre-opening expense

Pre-opening expense decreased by 71.3% from RMB18.1 million for the six months ended June 30, 2020 to RMB5.2 million (US$0.8 million) for the six months ended June 30, 2021. The impact of COVID-19 led to a longer preparation time than usual, from one to two months for the six months ended June 30, 2020 to three months or more for the six months ended June 30, 2021.

Selling expense

Selling expense increased by 65.0% from RMB12.2 million for the six months ended June 30, 2020 to RMB20.1 million (US$3.1 million) for the six months ended June 30, 2021, mainly due to the increase in compensation in the amount of RMB3.4 million for AgiiPlus’ sales and marketing personnel, and the increase in brokerage and consulting expenses in the amount of RMB4.7 million in response to AgiiPlus’ expansion.

General and administrative expense

General and administrative expense increased by 57.5% from RMB30.4 million for the six months ended June 30, 2020 to RMB47.9 million (US$7.4 million) for the six months ended June 30, 2021. The increase mainly attributed to i) increase in compensation in the amount of RMB7.8 million for AgiiPlus’ general and administrative personnel; ii) increase in back office expenses in the amount of RMB1.2 million, in line with the expansion of Distrii workspaces; iii) professional service expense in the amount of RMB4.7 million related to AgiiPlus’ public offering plan; iv) increase in the amount of RMB0.8 million in research and development expenditure.

Loss from operation

As a result of the foregoing, AgiiPlus’ loss from operation was RMB118.0 million (US$18.3 million) for the six months ended June 30, 2021, as compared to RMB65.5 million for the six months ended June 30, 2020.

Interest income

AgiiPlus’ interest income was RMB0.14 million (US$0.02 million) for the six months ended June 30, 2021, as compared to RMB0.20 million for the six months ended June 30, 2020, which was primarily generated from its bank balance.

Interest expense

AgiiPlus’ interest expense was RMB2.9 million (US$0.5 million) for the six months ended June 30,2021, as compared to RMB2.5 million for the six months ended June 30, 2020, which was primarily associated with AgiiPlus’ bank loans and convertible bonds issued to related parties.

Government subsidies

AgiiPlus received RMBnil in government subsidies for the six months ended June 30, 2021, as compared to RMB0.6 million for the six months ended June 30, 2020, which mainly included government subsidies for the purpose of relieving the negative impact of the COVID-19 pandemic on businesses.

Other income, net

AgiiPlus’ other income, net, was RMB1.8 million (US$0.3 million) for the six months ended June 30, 2021, as compared to RMB1.7 million for the six months ended June 30, 2020.

Net loss

As a result of the foregoing, AgiiPlus’ net loss was RMB119.0 million (US$18.4 million) for the six months ended June 30, 2021 as compared to RMB65.6 million for the six months ended June 30, 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

AgiiPlus’ revenue increased by 23.7% from RMB288.3 million in 2019 to RMB356.7 million (US$55.2 million) in 2020.

Workspace leasing & operation revenue

Workspace leasing & operation revenue increased by 15.3% from RMB233.9 million in 2019 to RMB269.7 million (US$41.8 million) in 2020. As of December 31, 2020, AgiiPlus had 36 Distrii workspaces under direct operating model under operation, 7 more compared to 29 Distrii workspaces under direct operating model as of December 31, 2019. However, the COVID-19 pandemic in 2020 had substantial negative impact on both macro-economy and the flexible workspace industry. The occupancy rate decreased from approximately 85% as of December 31, 2019 to approximately 72% as of December 31, 2020. As a result, the increase in revenue was slower than the expansion of workspaces.

Renovation & smart building technology revenue

Renovation & smart building technology revenue increased by 93.8% from RMB33.3 million in 2019 to RMB64.6 million (US$10.0 million) in 2020. In addition to self-operated workspaces, AgiiPlus also provided renovation & smart building technology service to other buildings and landlords.

Brokerage & enterprise service revenue

Brokerage & enterprise service revenue increased by 5.8% from RMB21.1 million in 2019 to RMB22.3 million (US$3.5 million) in 2020. Workspace customers cut down their budgets for value-add service procurement on average due to the outbreak of COVID-19.

Cost of revenue

AgiiPlus’ cost of revenue increased by 34.6% from RMB326.9 million in 2019 to RMB439.9 million (US$68.1 million) in 2020.

Workspace leasing & operation cost

Workspace leasing & operation cost increased by 28.2% from RMB286.0 million in 2019 to RMB366.7 million (US$56.8 million) in 2020, mainly due to i) lease expense to landlord increased from RMB215.2 million in 2019 to RMB272.7 million in 2020 in line with the expansion of workspaces; and ii) depreciation expense of property and equipment in workspace increased from RMB33.5 million in 2019 to RMB52.5 million in 2020, especially leasehold improvements.

Renovation & smart building technology cost

Renovation & smart building technology cost increased by 100.8% from RMB29.9 million in 2019 to RMB60.1 million (US$9.3 million) in 2020. The increase was in line with the growth of renovation & smart building technology revenue.

Brokerage & enterprise service cost

Brokerage & enterprise service cost increased by 19.8% from RMB10.9 million in 2019 to RMB13.1 million (US$2.0 million) in 2020. The increase was in line with the growth of the revenue generated from related service.

Pre-Opening Expense

Pre-opening expense increased by 414.2% from RMB7.1 million in 2019 to RMB36.3 million (US$5.6 million) in 2020.The impact of the COVID-19 pandemic led to a longer preparation time than usual, from one to two months in 2019 to three months in 2020.

Selling expense

Selling expense increased by 4.3% from RMB35.3 million in 2019 to RMB36.8 million (US$5.7 million) in 2020, mainly due to the increase in compensation for AgiiPlus’ sales and marketing personnel in the amount of RMB1.1 million, in response to AgiiPlus’ expansion. The percentage of selling expense compared to total revenue decreased to 10.3% in 2020 from 12.2% in 2019, indicating an improved operation efficiency.

General and administrative expense

General and administrative expense increased by 5.1% from RMB60.3 million in 2019 to RMB63.4 million (US$9.8 million) in 2020. The increase mainly attributed to i) increase in compensation for AgiiPlus’ general and administrative personnel in the amount of RMB8.1 million due to AgiiPlus’ expansion; ii) net-off the decrease in research and development expense in the amount of RMB4.5 million, since the research and development projects were completed in 2019. The percentage of general and administrative expense compared to total revenue decreased to 17.8% in 2020 from 20.9% in 2019, indicating an improved operation efficiency.

Impairment loss on long-lived assets

AgiiPlus’ impairment loss on long-lived assets was RMB13.7 million (US$2.1 million) in 2020, as compared to RMB13.1 million in 2019. The impairment loss was related to property and equipment in underperformance workspaces, including leasehold improvements. While those underperformance workspaces were anticipated to be closed or transferred to asset-light model, all the remaining property and equipment which were unmovable were impaired.

Loss from operations

As a result of the foregoing, AgiiPlus’ loss from operations was RMB235.2 million (US$36.4 million) in 2020, as compared to RMB154.3 million in 2019.

Interest income

AgiiPlus’ interest income was RMB0.44 million (US$0.07 million) in 2020, as compared to RMB0.31 million in 2019, which was primarily generated from its bank balance.

Interest expense

AgiiPlus’ interest expense was RMB4.9 million (US$0.8 million) in 2020, as compared to RMB2.0 million in 2019, which was primarily associated with bank loans and convertible bonds from related parties. The increase was primarily because of the issuance of convertible bonds and increased borrowings.

Government subsidies

AgiiPlus received RMB4.1 million government subsidies in 2020, as compared to RMB1.6 million in 2019. The increase was mainly related to the impact of the COVID-19 pandemic.

Other income, net

AgiiPlus’ other income, net, was RMB7.8 million (US$1.2 million) in 2020, as compared to RMB3.7 million in 2019.

Income tax expense

Historically, AgiiPlus has not been profitable. The income tax expense occurred was related to one of its subsidiaries operating in Singapore, of which the adjusted taxable income was small but positive.

Net loss

As a result of the foregoing, AgiiPlus’ net loss was RMB227.7 million (US$35.3 million) in 2020 as compared to RMB150.8 million in 2019.

Liquidity and Capital Resources

Cash flows and working capital

AgiiPlus’ principal sources of liquidity have been cash provided from capital contributions from its shareholders, convertible bonds issued and short-term bank loans. As of December 31, 2019 and 2020 and June 30, 2021, AgiiPlus had RMB101.2 million, RMB78.7 million (US$12.2 million) and RMB76.7 million (US$11.9 million), respectively, in cash and cash equivalents. AgiiPlus’ cash and cash equivalents consist primarily of cash at bank and on hand and are primarily denominated in Renminbi. AgiiPlus had working capital (defined as total current assets deducted by total current liabilities) deficits of RMB309.2 million, deficits of RMB503.1 million (US$77.9 million), and deficits of RMB600.3 million (US$93.0 million), respectively, as of December 31, 2019 and 2020 and June 30, 2021. The deficits are mainly caused by the obligation to pay a portion of the lease liabilities due in the next 12 months. The corresponding right-of-use assets are recorded as non-current asset. Historically, AgiiPlus has positive operating cash flow.

As of June 30, 2021, AgiiPlus had RMB16.8 million (US$2.6 million) of short-term borrowings and RMB57 million (US$8.8 million) of convertible bonds. In August 2021, RMB57 million (US$8.8 million) of convertible bonds were converted into preferred shares of AgiiPlus. In August 2021, AgiiPlus entered into a three-year line of credit agreement with a third party for an aggregate amount of RMB50 million (US$7.7 million). AgiiPlus has the intention and ability to extend or renew those borrowings, or to borrow new loans from commercial banks or other institutions or entities in the next 12 months after the issuance date of the consolidated financial statements.

AgiiPlus intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. In addition, AgiiPlus will obtain a minimum of $15 million equity financing under different redemption levels upon the closing of the Business Combination and intends to use part or all of the $15 million equity financing to finance its working capital needs. AgiiPlus does not intend to use other available cash from the Business Combination to meet its liquidity requirements. AgiiPlus may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions it may decide to pursue. If its existing cash is insufficient to meet its requirements, AgiiPlus may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts AgiiPlus needs or on terms acceptable to it, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute AgiiPlus’ earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict AgiiPlus’ operations and its ability to pay dividends to its shareholders. If AgiiPlus is unable to obtain additional equity or debt financing as required, its business operations and prospects may suffer. See “Risk Factors — Risks Relating to AgiiPlus’ Business and Industry — AgiiPlus may require a significant amount of capital to fund its operations and future growth. If AgiiPlus cannot obtain sufficient capital on reasonable terms, its business, financial conditions and prospects may be materially and adversely affected.”

As a holding company with no material operations of its own, AgiiPlus conducts a substantial majority of its operations through its PRC subsidiaries, the VIE, and the VIE’s subsidiaries in China. AgiiPlus is permitted under PRC laws and regulations to provide funding to its PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, AgiiPlus’ subsidiaries in China may only provide Renminbi funding to the VIE and the VIE’s subsidiaries through entrusted loans. See “Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of the Business Combination to make loans or additional capital contributions to AgiiPlus’ PRC subsidiaries, which could materially and adversely affect AgiiPlus’ liquidity and AgiiPlus’ ability to fund and expand AgiiPlus’ business.” The ability of AgiiPlus’ subsidiaries in China to make dividends or other cash payments to AgiiPlus is subject to various restrictions under PRC laws and regulations. See “Risk Factors — Risks Relating to Doing Business in China — AgiiPlus may rely on dividends and other distributions on equity paid by AgiiPlus’ PRC subsidiaries to fund any cash and financing requirements AgiiPlus may have, and any limitation on the ability of AgiiPlus’ PRC subsidiaries to make payments to AgiiPlus could have a material and adverse effect on AgiiPlus’ ability to conduct its business.” and “Risk Factors — Risks Relating to Doing Business in China — If PubCo is classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to PubCo and its non-PRC shareholders.”

The following table presents AgiiPlus’ selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,			For the Six Months Ended June 30,

	2019	2020		2020 unaudited	2021 unaudited
	RMB	RMB	US$	RMB	RMB	US$
			(in thousands)
Net cash (used in)/provided by operating activities	(8,129)	48,674	7,537	25,886	25,067	3,881
Net cash used in investing activities	(70,471)	(69,350)	(10,740)	(31,624)	(44,349)	(6,869)
Net cash provided by/(used in) financing activities	102,276	5,615	870	(958)	10,040	1,556
Effects of exchange rate changes	(238)	1	—	(160)	(225)	(34)
Net increase/(decrease) in cash, cash equivalents and restricted cash	23,438	(15,060)	(2,333)	(6,856)	(9,467)	(1,466)
Cash, cash equivalents and restricted cash – beginning of the year/period	77,789	101,227	15,678	101,227	86,167	13,345
Cash, cash equivalents and restricted cash – end of the year/period	101,227	86,167	13,345	94,371	76,700	11,879

Operating activities

Net cash provided by operating activities was RMB25.1 million (US$3.9 million) for the six months ended June 30, 2021. The difference between net loss of RMB119.0 million (US$18.4 million) and the net cash provided by operating activities was mainly due to (i) Non-cash lease expense of RMB104.7 million (US$16.2 million) primarily associated with amortization of operating lease right-of-use of AgiiPlus’ spaces, (ii) depreciation of property and equipment of RMB29.1 million (US$4.5 million), (iii) an increase of contact liabilities of RMB23.0 million (US$3.6 million), and (iv) an decrease of operating lease liabilities of RMB76.7 million (US$11.9 million), partially offset by an increase of lease incentives receivable of RMB41.6 million (US$6.4 million) in line with the expansion of AgiiPlus’ spaces.

Net cash provided by operating activities was RMB48.7 million (US$7.5 million) in 2020. The difference between net loss of RMB227.7 million (US$35.3 million) and the net cash used in operating activities was mainly due to (i) non-cash lease expense of RMB198.2 million (US$30.7 million) primarily associated with amortization of operating lease right-of-use of AgiiPlus’ spaces; (ii) depreciation of property and equipment of RMB52.6 million (US$8.2 million); and (iii) an increase of lease incentives receivable of RMB122.4 million (US$19.0 million), partially offset by an decrease of operating lease liabilities of RMB93.6 million (US$14.5 million) in line with the expansion of AgiiPlus’ spaces.

Net cash used in operating activities was RMB8.1 million in 2019. The difference between net loss of RMB151.0 million and the net cash used in operating activities was mainly due to (i) non-cash lease expense of RMB143.0 million primarily associated with amortization of operating lease right-of-use of AgiiPlus’ spaces; (ii) depreciation of property and equipment of RMB33.6 million; and (iii) an increase of lease incentives receivable of RMB55.1 million, partially offset by an decrease of operating lease liabilities of RMB130.7 million in line with the expansion of AgiiPlus’ spaces and an increase of rental retainer from tenants of RMB28.5 million.

Investing activities

Net cash used in investing activities was RMB44.3 million (US$6.9 million) for the six months ended June 30, 2021, which was primarily attributable to purchase of property, plant and equipment of RMB45.7 million (US$7.1 million).

Net cash used in investing activities was RMB69.4 million (US$10.7 million) in 2020, which was primarily attributable to purchase of property and equipment of RMB68.6 million (US$10.6 million).

Net cash used in investing activities was RMB70.5 million in 2019, which was primarily attributable to purchase of property and equipment of RMB68.6 million.

Financing activities

Net cash provided by financing activities for the six months ended June 30, 2021 was RMB10.0 million (US$1.6 million), which was primarily attributable to loan received from bank of RMB12.0 million (US$1.9 million).

Net cash provided by financing activities in 2020 was RMB5.6 million (US$0.9 million), which was primarily attributable to borrowings from bank loans and third party loans of RMB10.5 million (US$1.6 million), partially set off by repayment of borrowings from related parties of RMB3.3 million (US$0.5million) and repayment of third party loans of RMB1.0 million (US$0.2 million).

Net cash provided by financing activities in 2019 was RMB102.3 million, which was primarily attributable to (i) issuance of redeemable preferred shares to shareholders of RMB45.0 million, and (ii) convertible debts issued to related parties of RMB57.0 million.

Capital Expenditures

AgiiPlus’ capital expenditures are incurred primarily in connection with purchase of property and equipment. AgiiPlus’ capital expenditures were RMB68.6 million in 2019, RMB68.6 million (US$10.6 million) in 2020, RMB30.9 million for the six months ended June 30, 2020, and RMB45.7 million (US$7.1 million) for the six months ended June 30, 2021. AgiiPlus had no significant commitments for capital expenditures as of June 30, 2021. AgiiPlus intends to fund its future capital expenditures with its existing cash balance and proceeds from the Business Combination.

Contractual Obligations

The following table sets forth AgiiPlus’ contractual obligations and commitments as of June 30, 2021.

	Payments Due by Years Ending
		Less than 1 year			More than 5 years
	Total		1 – 3 years	3 – 5 year
	(RMB in thousands)
Borrowings from banks and a third party(1)	20,375	16,833	3,542	—	—
Lease commitments(2)	2,861,838	371,109	783,577	709,339	997,813
Total contractual obligations	2,882,213	387,942	787,119	709,339	997,813

____________

(1)      The short-term borrowings for working capital purpose include borrowings of RMB14.0 million from commercial banks and RMB6.4 million from a third party. The annual interest rate of the short-term borrowings from commercial banks ranged from 4.0% to 5.5%. The borrowing from a third party is interest free.

(2)      Lease commitments relate to AgiiPlus’ obligation to pay under lease agreements.

Holding Company Structure

AgiiPlus Inc. is a holding company with no material operations of its own. AgiiPlus conducts its operations primarily through its subsidiaries, the VIE and the VIE’s subsidiaries. As a result, AgiiPlus’ ability to pay dividends depends upon dividends paid by its subsidiaries. If AgiiPlus’ subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to AgiiPlus.

In addition, AgiiPlus’ subsidiaries in China are permitted to pay dividends to AgiiPlus only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, AgiiPlus’ VIE and the VIE’s subsidiaries in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of AgiiPlus’ VIE and the VIE’s subsidiaries. Appropriation to discretionary surplus fund is made at the discretion of AgiiPlus’ VIE and the VIE’s subsidiaries. Pursuant to the law applicable to China’s foreign investment enterprise, AgiiPlus’ subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of AgiiPlus’ subsidiary. Appropriation to the other two reserve funds are at the discretion of AgiiPlus’ subsidiary.

As an offshore holding company, AgiiPlus is permitted under PRC laws and regulations to provide funding from the proceeds of its offshore fund raising activities to its PRC subsidiaries only through loans or capital contributions, and to its consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of the Business Combination to make loans or additional capital contributions to AgiiPlus’ PRC subsidiaries, which could materially and adversely affect AgiiPlus’ liquidity and AgiiPlus’ ability to fund and expand AgiiPlus’ business.” As a result, there is uncertainty with respect to AgiiPlus’ ability to provide prompt financial support to its PRC subsidiaries, VIE and the VIE’s subsidiaries when needed. Notwithstanding the foregoing, its PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to its consolidated affiliated entity either through entrusted loans from its PRC subsidiaries to the VIE and the VIE’s subsidiaries or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in AgiiPlus’ consolidated financial statements against the consolidated affiliated entity’s share capital.

Off-Balance Sheet Commitments and Arrangements

AgiiPlus has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. AgiiPlus has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, AgiiPlus does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. AgiiPlus does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or engages in leasing, hedging or product development services with it.

Quantitative and Qualitative Disclosure about Market Risk

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. AgiiPlus’ cash, cash equivalents and restricted cash denominated in RMB amounted to RMB69.8 million and RMB63.0 million as of December 31, 2020 and June 30, 2021, respectively.

Concentration risk

Financial instruments that potentially expose AgiiPlus to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts and lease incentives receivable. As of December 31, 2020 and June 30, 2021, majority of the AgiiPlus’ cash and cash equivalents were deposited in financial institutions located in the PRC. AgiiPlus routinely assesses the financial strength of the tenants and adjust allowance for credit losses based upon factors surrounding the credit risk.

One customer individually represented 22% of total revenue for the six months ended June 30, 2020. No customers individually represented 10% or more of total revenue for the six months ended June 30, 2021.

There were no suppliers that individually represented 10% or more of total cost of revenue for the six months ended June 30, 2020 and 2021.

Internal Control Over Financial Reporting

Prior to the Business Combination, AgiiPlus has been a private company with limited accounting personnel and other resources with which to address its internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the audits of its consolidated financial statements included in this proxy statement/prospectus, AgiiPlus and its independent registered public accounting firm identified the following material weaknesses in its internal control over financial reporting. AgiiPlus’ independent registered public accounting firm has not conducted an audit of its internal control over financial reporting.

The material weaknesses that have been identified relates to (i) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements to design, implement and operate key controls over financial reporting process to address complex technical accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC; and (ii) lack of internal audit function to establish formal risk assessment process and internal control framework. Neither AgiiPlus nor its independent registered public accounting firm undertook a comprehensive assessment of its internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in its internal control over financial reporting. AgiiPlus is required to do so only after it becomes a public company. Once AgiiPlus ceases to be an “emerging growth company” as such term is defined in the JOBS Act, its independent registered public accounting firm must attest to and report on the effectiveness of its internal control over financial reporting. Had AgiiPlus performed a formal assessment of its internal control over financial reporting or had its independent registered public accounting firm performed an audit of its internal control over financial reporting, additional control deficiencies may have been identified. The material weaknesses, if not timely remedied, may lead to significant misstatements in AgiiPlus’ consolidated financial statements in the future.

To remedy the identified material weaknesses, AgiiPlus has adopted and will adopt further measures to improve its internal control over financial reporting. AgiiPlus has implemented, and plan to continue to develop, a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work. AgiiPlus has recruited personnel with knowledge of U.S. GAAP and SEC regulations in its finance and accounting department. AgiiPlus has also supplemented and enhanced internal training and development programs for financial reporting personnel. Additionally, when entering into complex transactions, AgiiPlus will utilize a third party consultant for accounting services as additional resources.

AgiiPlus intends to remediate these material weaknesses in multiple phases and expect that it will incur certain costs for implementing its remediation measures. The implementation of the measures, however, may not fully address the material weaknesses identified in AgiiPlus’ internal control over financial reporting, and AgiiPlus cannot conclude that the material weaknesses have been fully remedied. See “Risk Factors — Risk Factors Relating to AgiiPlus’ Business and Industry — If AgiiPlus or PubCo fails to implement and maintain an effective system of internal controls to remediate its material weaknesses over financial reporting, PubCo may be unable to accurately report its results of operations, meet its reporting obligations or prevent fraud, and investor confidence and the market price of PubCo’s ordinary shares may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for its last fiscal year, AgiiPlus qualifies as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to AgiiPlus’ consolidated financial statements included elsewhere in this prospectus/proxy statement.

GOLDENBRIDGE’S BUSINESS

Overview

Goldenbridge is a British Virgin Islands exempted company incorporated on August 12, 2019 as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, with one or more target businesses. Our efforts to identify a prospective target business will not be limited to a particular industry or geographic region, although we intended to focus on opportunities in the artificial intelligence and any other related technology innovations market. Goldenbridge’s amended and restated memorandum and articles of association provide that it will liquidate the trust account and distribute the funds included therein to the holders of its securities sold in its IPO and dissolve if it does not consummate a Business Combination within 15 months (after one three-months extension) from the closing of the IPO (or up to 21 months, as previously described).

Offering Proceeds Held in Trust

On March 4, 2021, Goldenbridge consummated the IPO of 5,000,000 units, at $10.00 per unit, generating gross proceeds of $50,000,000. We granted the underwriters a 45-day option to purchase up to 750,000 additional GBRG Units to cover over-allotments at IPO price, less the underwriting discounts and commissions. Simultaneously with the closing of the IPO, we consummated the sale of 350,000 Private Units at a price of $10.00 per unit in a private placement to the Sponsor, generating gross proceeds of $3,500,000. Each GBRG Unit (including the Private Unit) consists of one ordinary share, one redeemable warrant to purchase one-half of one ordinary share at a price of $11.50 per full share and one right to receive one-tenth of one ordinary share upon consummation of an initial business combination. In addition, the company sold to Maxim (and its designees), for $100, an option to purchase 250,000 GBRG Units (or 287,500 GBRG Units if the underwriters’ over-allotment option is exercised in full) exercisable at $11.50 per unit (or an aggregate exercise price of $2,875,000, or $3,306,250 if the over-allotment option is exercised in full) commencing on the later of the consummation of a Business Combination and six months from the effective date of the Registration Statement.

On March 11, 2021, in connection with the underwriters’ election to fully exercise their over-allotment option, Goldenbridge consummated the sale of an additional 750,000 GBRG Units at a price of $10.00 per unit, generating total gross proceeds of $7,500,000. Following the closing, an additional $7,500,000 of net proceeds ($10.00 per unit) was placed in the trust account.

After deducting the underwriting discounts, offering expenses, and commissions from the IPO and the sale of the Private Units, a total of $5,750,000 was deposited into a trust account established for the benefit of Goldenbridge’s public shareholders, and the remaining proceeds became available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.

As of [•], 2022, we have approximately $[•] of unused net proceeds that were not deposited into the trust account to pay future general and administrative expenses. The net proceeds deposited into the trust account remain on deposit in the trust account earning interest. As of [•], 2022, there was $[•] held in the trust account (including $[•] of accrued interest which we can withdraw to pay taxes).

Business Combination Activities

On September 30, 2021, Goldenbridge entered into the Merger Agreement, which provides for the Business Combination, by and among Goldenbridge, AgiiPlus, PubCo, Merger Sub and certain other person. Pursuant to the terms of the Merger Agreement, Goldenbridge will merge with and into PubCo resulting in all Goldenbridge shareholders becoming shareholders of PubCo. Immediately after the Reincorporation Merger, Merger Sub will merge with and into AgiiPlus, resulting in PubCo acquiring 100% of the issued and outstanding equity securities of AgiiPlus.

In the event that the Business Combination is not consummated by June 4, 2022 (the date that is within 15 months from the closing of the IPO) or up to December 4, 2022 (the date that is within 21 months from the closing of the IPO if the time period has been extended, as described herein), Goldenbridge will distribute the proceeds held in the trust account to its public shareholders, liquidate and dissolve. See section titled “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement” for more information.

Redemption Rights

Pursuant to Goldenbridge’s amended and restated memorandum and articles of association, Goldenbridge shareholders (except the initial shareholders including the Sponsor, and Maxim) will be offered the option to redeem their GBRG Ordinary Shares for a pro rata share of the trust account (currently anticipated to be no less than approximately $[•] per ordinary for Goldenbridge shareholders) net of taxes payable in connection with a business combination.

Goldenbridge will consummate its initial business combination only if its public shareholders holding less than [*] GBRG Ordinary Shares elect to redeem their shares for cash based on the financial numbers as of [•].

The initial shareholders, including the Sponsor, and Maxim, do not have redemption rights with respect to any ordinary shares owned by them, directly or indirectly.

Appraisal Rights

Appraisal rights are not available to holders of ordinary shares in connection with the proposed Business Combination under British Virgin Islands law.

Automatic Dissolution and Subsequent Liquidation of Trust Account if No Business Combination

If we do not consummate a business combination by June 4, 2022 (the date that is within 15 months from the closing of the IPO) or up to December 4, 2022 (the date that is within 21 months from the closing of the IPO if the time period has been extended), it will trigger our automatic winding up, liquidation and subsequent dissolution pursuant to the terms of our amended and restated memorandum and articles of association. As a result, this has the same effect as if we had formally gone through a voluntary liquidation procedure under the Companies Act. Accordingly, no vote would be required from our shareholders to commence such a voluntary winding up, liquidation and subsequent dissolution. However, if we anticipate that we may not be able to consummate our initial business combination within 15 months, we may, but are not obligated to, extend the period of time to consummate a business combination, for another two times, by an additional three months each time (for a total of up to 21 months to complete a business combination). Pursuant to the terms of our amended and restated memorandum and articles of association and the trust agreement to be entered into between us and Continental Stock Transfer & Trust Company, LLC on the date of this prospectus, in order to extend the time available for us to consummate our initial business combination, our insiders or their affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the trust account for each three months extension $500,000, or $575,000 if the underwriters’ over-allotment option is exercised in full ($0.10 per share in either case), on or prior to the date of the applicable deadline. The insiders will receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that we are unable to close a business combination unless there are funds available outside the trust account to do so. Such notes would either be paid upon consummation of our initial business combination, or, at the lender’s discretion, converted upon consummation of our business combination into additional private units at a price of $10.00 per unit. Our shareholders have approved the issuance of the private units upon conversion of such notes, to the extent the holder wishes to so convert such notes at the time of the consummation of our initial business combination. In the event that we receive notice from our insiders five days prior to the applicable deadline of their intent to effect an extension, we intend to issue a press release announcing such intention at least three days prior to the applicable deadline.

The amount in the trust account (including the deferred underwriting compensation) will be available for distribution under the Companies Act provided that immediately following the date on which the proposed distribution is to be made, we are able to pay our debts as they fall due in the ordinary course of business, and the value of the Company’s assets exceed its liabilities. If we are forced to liquidate, we anticipate that we would distribute to our public shareholders the amount in the trust account calculated as of the date that is two days prior to the distribution date (including any accrued interest).

Prior to such distribution, we would be required to assess all claims that may be potentially brought against us by our creditors for amounts they are actually owed and make provision for such amounts, as creditors take priority over our public shareholders with respect to amounts that are owed to them. We cannot assure you that we will properly assess all claims that may be potentially brought against us. As such, our shareholders could potentially be liable for any claims of creditors to the extent of distributions received by them as voidable transaction in the event we enter an insolvent liquidation. Furthermore, while we will seek to have all vendors and service providers (which would include any third parties we engaged to assist us in any way in connection with our search for a target business) and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, there is no guarantee that they will execute such agreements. Nor is there any guarantee that, even if such entities execute such agreements with us, they will not seek recourse against the trust account or that a court would conclude that such agreements are legally enforceable.

The holders of the insider shares and private units will not participate in any liquidation distribution with respect to such securities.

Cross Wealth Investment Holding Limited, which is owned by our director, Jining Li, has contractually agreed pursuant to a written agreement with us that, if we liquidate the trust account prior to the consummation of a business combination, it will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us. Accordingly, if a claim brought by a target business or vendor did not exceed the amount of funds available to us outside of the trust account, Cross Wealth Investment Holding Limited would not have any obligation to indemnify such claims as they would be paid from such available funds. However, if a claim exceeded such amounts, the only exceptions to Cross Wealth Investment Holding Limited’s obligations to pay such claim would be if the party executed an agreement waiving any right, title, interest or claim of any kind it has in or to any monies held in the trust account. We cannot assure you that Cross Wealth Investment Holding Limited will be able to satisfy these obligations if it is required to do so. Therefore, we cannot assure you that the per-share distribution from the trust account, if we liquidate the trust account because we have not completed a business combination within the required time period, and assuming that we do not extend our life beyond 12 months prior to a business combination, will not be less than $10.00.

We will pay the costs of liquidating the trust account from our remaining assets outside of the trust account. If such funds are insufficient, Cross Wealth Investment Holding Limited, which is owned by our director, Jining Li, has contractually agreed to advance us the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $18,500) and has contractually agreed not to seek repayment for such expenses.

The underwriters have agreed to waive their rights to the deferred underwriting discounts and commissions held in the trust account in the event we do not consummate a business combination within 15 months from the closing of IPO (or 21 months, as applicable) and in such event, such amounts will be included with the funds held in the trust account that will be available to fund the redemption of our public shares.

Facilities

We maintain our principal executive office at 15/F, Aubin House, 171-172 Gloucester Road, Wanchai, Hong Kong. The cost for this space is provided to us by Golden Bridge Capital Limited, which is also owned by Mr. Jining Li, the company’s director and also the affiliate of the Sponsor, as part of the $10,000 per month payment we make to it for office space and related services. We consider our current office space adequate for our current operations.

Employees

We have three executive officers, one of whom, Yongsheng Liu, our Chief Executive Officer, is also an employee. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the business combination process the company is in. Accordingly, once management locates a suitable target business to acquire, they will spend more time investigating such target business and negotiating and processing the business combination (and consequently spend more time to our affairs) than they would prior to locating a suitable target business. We presently expect our executive officers to devote such amount of time as they reasonably believe is necessary to our business (which could range from only a few hours a week while we are trying to locate a potential target business to a majority of their time as we move into serious negotiations with a target business for a business combination). We do not intend to have any full time employees prior to the consummation of a business combination.

SELECTED HISTORICAL FINANCIAL INFORMATION OF GOLDENBRIDGE

The following table sets forth selected historical financial information derived from Goldenbridge’s audited financial statements for the year ended June 30, 2021 and the period from August 12, 2019 (inception) through June 30, 2020, which is included elsewhere in this proxy statement. Such financial information should be read in conjunction with the audited financial statements and related notes included elsewhere in this proxy statement.

The historical results of Goldenbridge included below and elsewhere in this proxy statement/prospectus are not necessarily indicative of the future performance of Goldenbridge. You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Goldenbridge” and the financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

	Year Ended June 30, 2021	For the Period from August 12, 2019 (inception) through June 30, 2020
	(As restated)
Income Statement Data:
Operating expenses	$(852,566)	$(34,625)
Interest income	$3,200	$—
Net loss	$(819,366)	$(34,625)
Basic and diluted weighted average shares outstanding, ordinary shares subject to possible redemption	1,843,579	—
Basic and diluted net income per share subject to possible redemption	$0.87	$—
Basic and diluted weighted average shares outstanding, ordinary shares attributable to Goldenbridge Acquisition Limited	1,555,290	1,250,000
Basic and diluted net loss per share	$(1.56)	$(0.03)
	June 30, 2021	June 30, 2020
	As Restated
Balance Sheet Data:
Total assets	$58,387,730	$76,317
Total liabilities	$2,839,981	$85,942
Ordinary shares subject to possible redemption	$57,500,000	$—
Total shareholders’ deficit	$(1,952,251)	$(9,625)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GOLDENBRIDGE

The following discussion should be read in conjunction with our Financial Statements and footnotes thereto contained in this prospectus.

Overview

We are a blank check company incorporated in the British Virgin Islands on August 12, 2019 with limited liability (meaning our public shareholders have no liability, as shareholders of the Company, for the liabilities of the Company over and above the amount paid for their shares) to serve as a vehicle to effect a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more target businesses. Our efforts to identify a prospective target business will not be limited to a particular industry or geographic location. We intend to utilize cash derived from the proceeds of this offering, our securities, debt or a combination of cash, securities and debt, in effecting a business combination.

Offering Proceeds Held in Trust

On March 4, 2021, Goldenbridge consummated the IPO of 5,000,000 units, at $10.00 per unit, generating gross proceeds of $50,000,000. We granted the underwriters a 45-day option to purchase up to 750,000 additional GBRG Units to cover over-allotments at IPO price, less the underwriting discounts and commissions. Simultaneously with the closing of the IPO, we consummated the sale of 350,000 Private Units at a price of $10.00 per unit in a private placement to Sponsor, generating gross proceeds of $3,500,000. Each GBRG Unit (including the Private Unit) consist of one ordinary share, one redeemable warrant to purchase one-half of one ordinary share at a price of $11.50 per full share and one right to receive one-tenth of one ordinary share upon consummation of an initial business combination. In addition, the company sold to Maxim (and its designees), for $100, an option to purchase 287,500 GBRG Units exercisable at $11.50 per unit (or an aggregate exercise price of $3,306,250) commencing at any time between the first and fifth anniversary of the effective date of the registration statement relating to the IPO.

On March 11, 2021, in connection with the underwriters’ election to fully exercise their over-allotment option, the company consummated the sale of an additional 750,000GBRG Units at a price of $10.00 per unit, generating total gross proceeds of $7,500,000. Following the closing, an additional $7,500,000 of net proceeds ($10.00 per unit) was placed in the trust account.

After deducting the underwriting discounts, offering expenses, and commissions from the IPO and the sale of the Private Units, a total of $57,500,000 was deposited into a trust account established for the benefit of Goldenbridge’s public shareholders, and the remaining proceeds became available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.

As of [•], a total of $[•] was in the trust account established for the benefit of our public shareholders.

Our management has broad discretion with respect to the specific application of the net proceeds of the IPO and the private placement, although substantially all of the net proceeds are intended to be applied generally towards consummating a business combination successfully.

Results of Operations

Our entire activity from inception up to March 4, 2021 was in preparation for the initial public offering. Since the initial public offering, our activity has been limited to the evaluation of business combination candidates, and we will not be generating any operating revenues until the closing and completion of our initial business combination. We expect to continue incurring increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. We expect our expenses to increase substantially after this period.

For the years ended June 30, 2021 and 2020, we had a net loss of $819,366 and $34,625, respectively, which was comprised of change in fair value of warrant liabilities, interest and dividend income and general and administrative expenses.

Liquidity and Capital Resources

As of June 30, 2021, we had cash of $754,440 and as of September 30, 2021, we had cash of $638,139. Until the consummation of the IPO, the Company’s only source of liquidity was an initial purchase of ordinary shares by the Sponsor, monies loaned by the Sponsor under a certain unsecured promissory note and advances from the Sponsor.

On March 4, 2021, we consummated the IPO of 5,000,000 public units at a price of $10.00 per unit, generating gross proceeds of $50,000,000. Subsequently, on March 9, 2021, the underwriters exercised the option in full of 750,000 units at a price of $10.00 per unit, generating gross proceeds of $7,500,000. Simultaneously with the closing of the IPO, we consummated the sale of 350,000 private units, at a price of $10.00 per unit, generating gross proceeds of $3,500,000.

Following IPO and the exercise of the over-allotment option, a total of $57,500,000 was placed in the trust account. We incurred $1,837,194 in initial public offering related costs, including $1,437,500 of underwriting fees and $399,694 of initial public offering costs.

On February 22, 2022, we issued one unsecured promissory note in an amount of $575,000, to AgiiPlus, in exchange for AgiiPlus depositing such amount into our trust account in order to extend time available for us to complete the Business Combination to June 4, 2022. The note does not bear interest and mature upon closing of the Business Combination. In addition, the note may be converted at the lender’s discretion into units identical to the units issued in the IPO at a price of $10.00 per unit.

We intend to use substantially all of the net proceeds of the initial public offering, including the funds held in the trust account, in connection with our initial business combination and to pay our expenses relating thereto. To the extent that our capital stock is used in whole or in part as consideration to effect our initial business combination, the remaining proceeds held in the trust account, as well as any other net proceeds not expended, will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of our initial business combination if the funds available to us outside of the trust account were insufficient to cover such expenses.

If our estimate of the costs of completing our initial business combination is less than the actual amount necessary to do so, or the amount of interest available to use from the trust account is minimal as a result of the current interest rate environment, we may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable. In this event, we could seek such additional capital through loans or additional investments from members of our management team, but such members of our management team are not under any obligation to advance funds to, or invest in, us. In the event that the business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts, but no proceeds from our trust account would be used for such repayment. Such loans would be evidenced by promissory notes. The notes would either be paid upon consummation of our business combination, without interest, or, at the lender’s discretion, up to $500,000 of the notes may be converted upon consummation of our business combination into additional private units at a price of $10.00 per unit. The terms of such loans by our initial shareholders, officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements as of June 30, 2021 and September 30, 2021. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities other than an agreement to pay our Sponsor a monthly fee of $10,000 for general and administrative services, including office space, utilities and administrative services to the Company. We began incurring these fees on June 1, 2020 and will continue to incur these fees monthly until the earlier of the completion of the business combination and the Company’s liquidation. Also, we are committed to the below:

Registration Rights

The holders of the founder shares, the private placement warrants (and their underlying securities) and the warrants that may be issued upon conversion of the working capital loans (and their underlying securities) are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the IPO. The holders of a majority of these securities are entitled to make up to two demands that Goldenbridge register such securities. The holders of the majority of the founder shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the private placement warrants and warrants issued in payment of working capital loans made to Goldenbridge (or underlying securities) can elect to exercise these registration rights at any time after Goldenbridge consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

We are committed to pay the deferred discount of 3.5% of the gross offering proceeds, in the amount of $2,012,500 of the IPO, to the underwriter upon our consummation of the Business Combination. The underwriter is not entitled to any interest accrued on the deferred discount, and has waived its right to receive the deferred discount if we do not close a Business Combination.

Private Warrants

We classify the private warrants as liabilities at their fair value and adjust the private warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The private warrants are valued using a Black Scholes model.

Unit Purchase Option

We sold to Maxim for $100, an option to purchase 287,500 units exercisable at $11.50 per unit commencing at any time between the first and fifth anniversary of the effective date of the registration statement relating to our IPO. The purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires on March 4, 2026. We accounted for the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the IPO resulting in a charge directly to shareholders’ equity. The option and the units, as well as the ordinary shares (including the ordinary shares issuable for the rights included in the units) and warrants to purchase ordinary shares that may be issued upon exercise of the option, have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days beginning on the date of the commencement of sales in the IPO pursuant to Rule 5110(e)(1) of FINRA’s Rules, during which time the option may not be sold, transferred, assigned, pledged or hypothecated, or be subject of any hedging, short sale, derivative or put or call transaction that would result in the economic disposition of the securities. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated prior to March 4, 2022 except to any underwriters and selected dealer participating in the offering and their bona fide officers or partners. The option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement of which forms a part with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. We will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of ordinary shares at a price below its exercise price.

Right of First Refusal

Subject to certain conditions, we granted Maxim, for a period of 18 months after the date of the consummation of the Business Combination, a right of first refusal to act as lead underwriters or minimally as a co-manager, with at least 75% of the economics; or, in the case of a three-handed deal, 50% of the economics, for any and all future public and private equity and debt offerings. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the effective date of the registration statement of which the IPO prospectus forms a part.

Critical Accounting Policies

The preparation of consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have not identified any significant accounting policies.

Warrants

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to our own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of our control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

Ordinary Shares Subject To Possible Redemption

We account for our ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary share subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. Our ordinary shares feature certain redemption rights that are subject to occurrence of uncertain future events and considered to be outside of our control.

Net Loss Per Share

We calculate net loss per share in accordance with ASC Topic 260, Earnings per Share. Basic loss per share is computed by dividing the net loss by the weighted-average number of ordinary shares outstanding during the period, excluding ordinary shares subject to possible redemption. Diluted loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding, plus to the extent dilutive, the incremental number of ordinary shares to settle rights and other ordinary share equivalents (currently none outstanding), as calculated using the treasury stock method. Ordinary shares subject to possible redemption at September 30, June 30, 2021 and 2020, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic and diluted loss per share since such shares, if redeemed, only participate in their pro rata share of the

Trust Account earnings. We have not considered the effect of rights that convert into 287,500 ordinary shares in the unit purchase option sold to the underwriter, in the calculation of diluted loss per share, since the conversion of the rights into ordinary shares would be anti-dilutive.

Quantitative and Qualitative Disclosures about Market Risk

As of June 30, 2021 and September 30, 2021, we were not subject to any market or interest rate risk. Following the consummation of our IPO, the net proceeds of our IPO, including amounts in deposited in the trust account, may be invested in U.S. government treasury bills, notes or bonds with a maturity of 180 days or less, or in certain money market funds that invest solely in U.S. treasuries. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk when and if the net proceeds are invested in such securities.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company”, we choose to rely on such exemptions we may not be required to, among other things, (i) provide an independent registered public accounting firm’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements(auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the consummation of the Business Combination or until we are no longer an “emerging growth company,” whichever is earlier.

Controls and Procedures

We are not currently required to maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act. We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending June 30, 2022. As of the date of this proxy statement/prospectus, we have not completed an assessment, nor have our auditors tested our systems, of internal controls. We expect to assess the internal controls of our target business or businesses prior to the completion of our initial business combination and, if necessary, to implement and test additional controls as we may determine are necessary in order to state that we maintain an effective system of internal controls. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding the adequacy of internal controls. Target businesses we may consider for our initial business combination may have internal controls that need improvement in areas such as:

•        staffing for financial, accounting and external reporting areas, including segregation of duties;

•        reconciliation of accounts;

•        proper recording of expenses and liabilities in the period to which they relate;

•        evidence of internal review and approval of accounting transactions;

•        documentation of processes, assumptions and conclusions underlying significant estimates; and

•        documentation of accounting policies and procedures.

Because it will take time, management involvement and perhaps outside resources to determine what internal control improvements are necessary for us to meet regulatory requirements and market expectations for our operation of a target business, we may incur significant expense in meeting our public reporting responsibilities, particularly in the areas of designing, enhancing, or remediating internal and disclosure controls. Doing so effectively may also take longer than we expect, thus increasing our exposure to financial fraud or erroneous financing reporting.

Once our management’s report on internal controls is complete, we will retain our independent auditors to audit and render an opinion on such report when, or if, required by Section 404. The independent auditors may identify additional issues concerning a target business’s internal controls while performing their audit of internal control over financial reporting.

Related Party Transactions

Founders and Additional Shares

In August 2019, 10,000 ordinary shares were sold to our sponsor. In September 2020, we issued another 1,427,500 ordinary shares resulting in an aggregate of 1,437,500 ordinary shares, or the founder shares, outstanding to our initial shareholders, for an aggregate purchase price of $25,000, or approximately $0.017 per share. In January 2021, our Sponsor transferred 300,000 of its insider shares to Golden Bridge Holding, LLC, 606,061 shares to Scienjoy Inc., 30,000 shares to Lucky Link International Limited and 60,606 shares to Can Wu in private transactions, and after such transfers, our Sponsor owns 120,583 ordinary shares of Goldenbridge.

Simultaneously with the closing of the IPO, we consummated the private placement with our sponsor of 350,000 units at a price of $10.00 per private unit, generating total proceeds of $3,500,000.

In order to meet our working capital needs following the consummation of the IPO, our initial shareholders, officers and directors and their respective affiliates may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the lender’s discretion, up to $500,000 of the notes may be converted upon consummation of our business combination into private units at a price of $10.00 per unit (which, for example, would result in the holders being issued units to acquire 55,000 ordinary shares (which includes 5,000 shares issuable upon conversion of rights) and warrants to purchase 25,000 ordinary shares if $500,000 of notes were so converted). Our shareholders have approved the issuance of the units and underlying securities upon conversion of such notes, to the extent the holder wishes to so convert them at the time of the consummation of our initial business combination. If we do not complete a business combination, the loans would be repaid out of funds not held in the trust account, and only to the extent available.

The holders of our insider shares issued and outstanding prior to the date of the IPO, as well as the holders of the private units (and all underlying securities) and any securities our initial shareholders, officers, directors or their affiliates may be issued in payment of working capital loans made to us, will be entitled to registration rights pursuant to offering registration rights agreement. The holders of a majority of these securities are entitled to make up to two demands that we register such securities. The holders of the majority of the insider shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the private units or securities issued in payment of working capital loans made to us can elect to exercise these registration rights at any time after we consummate a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

We will reimburse our officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account and the interest income earned on the amounts held in the trust account, such expenses would not be reimbursed by us unless we consummate an initial business combination. Our audit committee will review and approve all reimbursements and payments made to any initial shareholder or member of our management team, or our or their respective affiliates, and any reimbursements and payments made to members of our audit committee will be reviewed and approved by our board of directors, with any interested director abstaining from such review and approval.

Other than the $10,000 per month administrative fee paid to Golden Bridge Capital Limited and the monthly HK$50,000 payments that have been paid since June 2020 to Mr. Yongsheng Liu, our Chief Executive Officer, for his services to us, no compensation of any kind, including finders, consulting or other similar fees, has been paid or will be paid to any of our existing shareholders, including our directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of a business combination. However, such individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors and audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions, including the payment of any compensation, will require prior approval by a majority of our uninterested “independent” directors (to the extent we have any) or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested “independent” directors (or, if there are no “independent” directors, our disinterested directors) determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

Related Party Policy

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our ordinary shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

We also require each of our directors and executive officers to annually complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

Our audit committee, pursuant to its written charter, will be responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by our audit committee and a majority of our uninterested “independent” directors, or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our audit committee and a majority of our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties. Additionally, we require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize potential conflicts of interest, we have agreed not to consummate a business combination with an entity which is affiliated with any of our initial shareholders unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated shareholders from a financial point of view. Furthermore, in no event will any of our existing officers, directors or initial shareholders, or any entity with which they are affiliated, be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of a business combination.

The initial shareholders have agreed not to transfer, assign or sell any of the founder shares (except to certain permitted transferees) until (1) with respect to 50% of the founder shares, the earlier of six months after the completion of a Business Combination and the date on which the closing price of the ordinary shares equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing after a Business Combination and (2) with respect to the remaining 50% of the founder shares, six months after the completion of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, we complete a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Amounts due to related parties

As of June 30, 2021 and 2020, the balances due to related parties were $9,981 and 79,532, respectively. As of September 30, 2021, the balance due to related parties was $9,981. The balance is unsecured, interest-free and has no fixed terms of repayment.

Administrative Services Agreement

We are obligated, commencing from June 1, 2020, to pay Golden Bridge Capital Limited, which is also owned by Mr. Jining Li, Goldenbridge’s director and also the affiliate of the Sponsor, a monthly fee of $10,000 for general and administrative services. This agreement will terminate upon completion of our business combination or the liquidation of the trust account to public shareholders.

Related Party Extensions Loan

We will have until 15 months from the consummation of the IPO to consummate the initial business combination. However, if we anticipate that we may not be able to consummate the initial business combination within 15 months, we may, but are not obligated to, extend the period of time to consummate a business combination, for another two times, by an additional three months each time (for a total of up to 21 months to complete a business combination). Pursuant to the terms of our amended and restated memorandum and articles of association and the trust agreement entered into between us and Continental Stock Transfer & Trust Company, LLC, in order to extend the time available for the Company to consummate the initial business combination, our insiders or their affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the trust account $575,000 ($0.10 per share), on or prior to the date of the applicable deadline. The insiders will receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that we are unable to close a business combination unless there are funds available outside the trust account to do so. Such notes would either be paid upon consummation of the initial business combination, or, at the lender’s discretion, converted upon consummation of the business combination into additional private units at a price of $10.00 per unit.

On February 22, 2022, we issued one unsecured promissory note in an amount of $575,000, to AgiiPlus, in exchange for AgiiPlus depositing such amount into our trust account in order to extend time available for us to complete the Business Combination to June 4, 2022. The note does not bear interest and mature upon closing of the Business Combination. In addition, the note may be converted at the lender’s discretion into units identical to the units issued in the IPO at a price of $10.00 per unit.

Director’s Remuneration

We are obligated, commencing from June 1, 2020, to pay Mr. Yongsheng Liu, Goldenbridge’s CEO, a monthly fee of HK$50,000 for his service to Goldenbridge.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information is provided to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined balance sheet as of December 31, 2021 gives pro forma effect to the Business Combination as if it had been consummated as of that date. The unaudited pro forma combined statements of operations for the six months ended December 31, 2021, and for the year ended June 30, 2021 give pro forma effect to the Business Combination as if it had occurred as of July 1, 2020. This information should be read together with AgiiPlus’ and Goldenbridge’s respective audited and unaudited financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AgiiPlus,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Goldenbridge” and other financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined balance sheet as of December 31, 2021 has been prepared using the following:

•        AgiiPlus’ unaudited historical consolidated balance sheet as of September 30, 2021; and

•        Goldenbridge’s unaudited historical consolidated balance sheet as of December 31, 2021, as included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined statement of operations for the six months ended December 31, 2021, and for the year ended June 30, 2021 has been prepared using the following:

•        AgiiPlus’ unaudited historical consolidated statement of operations for the six months ended September 30, 2021, and for the year ended June 30, 2021; and

•        Goldenbridge’s audited historical consolidated statement of operation for the year ended June 30, 2021, and

•        Goldenbridge’s unaudited historical consolidated statement of income for the six months ended December 31, 2021, as included elsewhere in this proxy statement/prospectus.

Description of the Transactions

The Business Combination is being made pursuant to the terms of the Merger Agreement by and among Goldenbridge, PubCo, Merger Sub, AgiiPlus and the other parties named therein, pursuant to which the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement and the Pre-Merger Charter Amendment by the shareholders of Goldenbridge, Goldenbridge will reincorporate in the Cayman Islands by merging with and into PubCo, with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”); (ii) one business day after the Reincorporation Merger, Merger Sub, a Cayman Islands exempted company and wholly owned subsidiary of PubCo, will be merged with and into AgiiPlus, resulting in AgiiPlus being a wholly owned subsidiary of PubCo (the “Acquisition Merger”). The aggregate consideration for the Acquisition Merger is $520,000,000, payable in the form of 52,000,000 newly issued PubCo Ordinary Shares valued at $10.00 per share. For more information about the Business Combination, please see the section entitled “Proposal No. 1 The Reincorporation Merger Proposal” and “Proposal No. 2 The Acquisition Merger Proposal.” A copy of the Merger Agreement and the Plan of Merger is attached to the accompanying proxy statement/prospectus as Annex A.

Accounting for the Transactions

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Goldenbridge will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of AgiiPlus expecting to have a majority of the voting power of the post-combination company, AgiiPlus senior management comprising substantially all of the senior management of the post-combination company, the relative size of AgiiPlus compared to Goldenbridge, and AgiiPlus operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of AgiiPlus issuing stock for the net assets of Goldenbridge, accompanied by a recapitalization. The net assets of Goldenbridge will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of AgiiPlus.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma combined statement of operations, are expected to have a continuing impact on the results of the post-combination company. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the post-combination company upon consummation of the Business Combination.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. AgiiPlus and Goldenbridge have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

There is no historical activity with respect to PubCo and Company Merger Sub, and accordingly, no adjustments were required with respect to these entities in the pro forma combined financial statements.

The unaudited pro forma combined financial information has been prepared assuming various alternative levels of redemption into cash of Goldenbridge ordinary shares:

•        Scenario 1 — Assuming No Redemptions into Cash:    no Goldenbridge shareholders exercise their redemption rights, all Goldenbridge shares previously subject to redemption for cash amounting to $57.5 million would be transferred to permanent equity;

•        Scenario 2 — Assuming 50% Redemption into Cash:    an interim number of Goldenbridge shares are redeemed for cash by Goldenbridge shareholders, $28.75 million would be paid out in cash. The $28.75 million, which is the amount required to redeem 2,875,000 Goldenbridge shares, represents the interim redemption amount; and

•        Scenario 3 — Assuming Maximum Redemption into Cash:    the maximum number of Goldenbridge shares are redeemed for cash by Goldenbridge shareholders, $57.5 million would be paid out in cash. The $57.5 million, which is the amount required to redeem 5,750,000 Goldenbridge shares, represents the maximum redemption amount.

The Merger Agreement includes as a condition to the closing of the Business Combination that, upon closing, PubCo will have a minimum of $15 million in cash comprising of (i) the amount of cash available in the trust account immediately prior to closing, after deducting the amount required to satisfy the share redemption amount (but prior to payment of any (a) deferred underwriting commissions held in the trust account and (b) any transaction expenses of AgiiPlus and Goldenbridge), and (ii) the amount of the $15,000,000 equity financing received by PubCo prior to or substantially concurrently with the closing. The proceeds from the $15,000,000 equity financing are expected to satisfy the minimum cash requirement. Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements are 52,000,000 ordinary shares to be issued to AgiiPlus shareholders in connection with the Merger Agreement.

The following table provides a pro forma summary of the shares of the Combined Company’s common stock that would be outstanding under each of the redemption scenarios if the Business Combination had occurred on December 31, 2021:

	Scenario 1 Assuming No Redemptions		Scenario 2 Assuming 50% Redemptions		Scenario 3 Assuming Maximum Redemptions
		Equity %		Equity %		Equity %
Goldenbridge public shareholders	5,750,000	9.2%	2,875,000	4.8%	—	0.0%
Goldenbridge shares included in the Private Units	350,000	0.6%	350,000	0.6%	350,000	0.6%
Goldenbridge shares held by founder	1,437,500	2.3%	1,437,500	2.3%	1,437,500	2.5%
Goldenbridge shares held by underwriter	28,750	0.0%	28,750	0.0%	28,750	0.1%
Goldenbridge public right	575,000	0.9%	575,000	1.0%	575,000	1.0%
Goldenbridge rights included in the Private Units	35,000	0.1%	35,000	0.1%	35,000	0.1%
PubCo Class A shares issued in the Business Combination to Maxim as the compensation of underwriting fee	201,250	0.3%	201,250	0.3%	201,250	0.4%
PubCo Class A shares issued in the Business Combination to Maxim as the compensation of financial advisory services*	520,000	0.8%	520,000	0.9%	520,000	0.9%
PubCo Class A shares issued in the Business Combination to AgiiPlus shareholders	38,301,111	61.4%	38,301,111	64.3%	38,301,111	67.6%
PubCo Class A shares issued in the Business Combination to investors of the $15,000,000 equity financing	1,500,000	2.4%	1,500,000	2.5%	1,500,000	2.6%
PubCo Class B shares issued in the Business Combination to AgiiPlus shareholders	13,698,889	22.0%	13,698,889	23.1%	13,698,889	24.2%
Total	62,397,500	100%	59,522,500	100%	56,647,500	100%

____________

*        Financial advisory services fee is based on 1% of the equity value of the target company. The equity value of AgiiPlus is $520 million, so the shares issued to Maxim is 520,000 shares with $10 per share.

The total value of warrants that may be retained by redeeming shareholders assuming maximum redemption of Goldenbridge ordinary shares is approximately $1.27 million, calculated based on the closing price of GBRG Warrants of $0.22 as of December 31, 2021.

PRO FORMA COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2021
(UNAUDITED)

			Scenario 1 Assuming No Redemption			Scenario 2 Assuming 50% Redemption			Scenario 3 Assuming Maximum Redemption
	Goldenbridge	AgiiPlus	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	435	10,834	57,513	(1)	82,645	57,513	(1)	53,895	57,513	(1)	25,145
			(192)	(2)		(192)	(2)		(192)	(2)
			(945)	(3)		(945)	(3)		(945)	(3)
			15,000	(7)		(28,750)	(5)		(57,500)	(5)
						15,000	(7)		15,000	(7)
Accounts receivable and contract assets, net	—	3,476	—		3,476	—		3,476	—		3,476
Lease incentives receivable, net	—	4,659	—		4,659	—		4,659	—		4,659
Prepayments	34		—		34	—		34	—		34
Prepaid expenses and other current assets	—	7,875	—		7,875	—		7,875	—		7,875
Total current assets	469	26,844	71,376		98,689	42,626		69,939	13,876		41,189

Cash and investments held in trust account	57,513	—	(57,513)	(1)	—	(57,513)	(1)	—	(57,513)	(1)	—
Rental deposits	—	12,807	—		12,807	—		12,807	—		12,807
Property and equipment, net	—	32,471	—		32,471	—		32,471	—		32,471
Operating lease right of use assets, net	—	286,870	—		286,870	—		286,870	—		286,870
Operating lease right of use assets – related parties, net	—	53,157	—		53,157	—		53,157	—		53,157
Total non-current assets	57,513	385,305	(57,513)		385,305	(57,513)		385,305	(57,513)		385,305
Total assets	57,982	412,149	13,863		483,994	(14,887)		455,244	(43,637)		426,494

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt and current portion of long-term borrowings		2,613			2,613			2,613			2,613
Accounts payable		24,360			24,360			24,662			24,662
Contract liabilities		8,942			8,942			8,942			8,942
Accrued expenses and other current liabilities	182	981	(182)	(2)	981	(182)	(2)	981	(182)	(2)	981
Rental retainer from tenants		16,313			16,313			16,313			16,313
Due to related parties	10	—	(10)	(2)	—	(10)	(2)	—	(10)	(2)	—
Operating lease liabilities		49,321			49,321			49,321			49,321
Operating lease liabilities – related parties		15,628			15,628			15,628			15,628
Total current liabilities	192	118,158	(192)		118,158	(192)		118,158	(192)		118,158

Warrant liabilities	710	—	—		710	—		710	—		710
Deferred underwriting compensation	2,013	—	(2,013)	(2)	—	(2,013)	(2)	—	(2,013)	(2)	—
Long-term borrowings	—	440	—		440	—		440	—		440
Rental retainer from tenants, noncurrent	—	2,397	—		2,397	—		2,397	—		2,397
Operating lease liabilities, noncurrent	—	304,179	—		304,179	—		304,179	—		304,179
Operating lease liabilities – related parties, noncurrent	—	48,641	—		48,641	—		48,641	—		48,641
Total non-current liabilities	2,723	355,657	(2,013)		356,367	(2,013)		356,367	(2,013)		356,367
Total liabilities	2,915	473,815	(2,205)		474,525	(2,205)		474,525	(2,205)		474,525

PRO FORMA COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2021
(UNAUDITED) — (Continued)

			Scenario 1 Assuming No Redemption			Scenario 2 Assuming 50% Redemption			Scenario 3 Assuming Maximum Redemption
	Goldenbridge	AgiiPlus	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
Commitments and contingencies
Ordinary shares, subject to redemption: 5,750,000 shares as of December 31, 2021 (at redemption value of $10.00 per share)	57,500		(57,500)	(5)	—	(57,500)	(5)	—	(57,500)	(5)	—
Mezzanine equity	—	63,924	(63,924)	(4)	—	(63,924)	(4)	—	(63,924)	(4)	—

Shareholders’ equity
Preferred shares		1	(1)	(4)	—	(1)	(4)	—	(1)	(4)	—
Ordinary shares	2,755	2	3	(4)	6	3	(4)	6	3	(4)	6
			(2,754)	(5)		(2,754)	(5)		(2,754)	(5)
			(5)	(6)		5	(6)		5	(6)
			5	(6)		(5)	(6)		(5)	(6)
Additional paid-in capital	—	1,806	58,695	(4)	136,914	56,695	(4)	108,164	56,695	(4)	79,414
			60,254	(5)		31,504	(5)		2,754	(5)
			(854)	(6)		(854)	(6)		(854)	(6)
			2,013	(2)		2,013	(2)		2,013	(2)
			15,000	(7)		15,000	(7)		15,000	(7)
Retained earnings (accumulated deficit)	(5,192)	(128,077)	5,227	(4)	(128,133)	5,227	(4)	(128,133)	5,227	(4)	(128,133)
			(945)	(3)		(945)	(3)		(945)	(3)
			854	(6)		854	(6)		854	(6)
Accumulated other comprehensive income	4	118	—		122	—		122	—		122
Total shareholders’ equity attributable to shareholder of the company	(2,433)	(126,150)	137,492		8,909	108,742		(19,841)	79,992		(48,591)
Noncontrolling interests	—	560	—		560	—		560	—		560
Total shareholders’ equity	(2,433)	(125,590)	137,492		9,469	108,742		(19,281)	79,992		(48,031)
Total liabilities and shareholders’ equity	57,982	412,149	13,863		483,994	(14,887)		455,244	(43,637)		426,494

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2021
(AMOUNTS IN USD IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA, OR OTHERWISE NOTED)

			Scenario 1 Assuming No Redemption			Scenario 2 Assuming 50% Redemption			Scenario 3 Assuming Maximum Redemption
	Goldenbridge	AgiiPlus	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
Total revenue	—	37,050	—		37,050	—		37,050	—		37,050
Total cost of revenue	—	42,246	—		42,246	—		42,246	—		42,246
Gross loss	—	(5,196)	—		(5,196)	—		(5,196)	—		(5,196)

Operating expenses:
Pre-opening expense		2,269			2,269			2,269			2,269
Selling expense		3,554			3,554			3,554			3,554
General and administrative expense	526	11,893	(275)	(1)	12,144	(275)	(1)	12,144	(275)	(1)	12,144
Loss from operations	(526)	(22,912)	275		(23,163)	275		(23,163)	275		(23,163)

Change in fair value of warrant liabilities	30	—	—		30	—		30	—		30
Interest income	7	54	(2)	(2)	59	(2)	(2)	59	(2)	(2)	59
Interest expense	—	(319)			(319)			(319)			(319)
Other expense	—	(215)			(215)			(215)			(215)
Total other income	37	(480)	(2)		(445)	(2)		(445)	(2)		(445)

Loss before income taxes	(489)	(23,392)	273		(23,608)	273		(23,608)	273		(23,608)
Income tax expense	—	—	—		—	—		—	—		—
Net loss	(489)	(23,392)	273		(23,608)	273		(23,608)	273		(23,608)

Net loss attributable to noncontrolling interests	—	(820)			(820)			(820)			(820)
Less: income attributable to ordinary shares subject to redemption	(371)	—			(371)			(371)			(371)

Net loss attributable to the company	(118)	(22,572)	273		(22,417)	273		(22,417)	273		(22,417)
Accretion on convertible redeemable preferred shares to redemption value	—	(8,675)	8,675	(3)	—	8,675	(3)	—	8,675	(3)	—
Net loss attributable to ordinary shareholders of the company	(118)	(31,247)	8,948		(22,417)	8,948		(22,417)	8,948		(22,417)

Basic and diluted weighted average shares outstanding, ordinary shares subject to possible redemption	5,750,000
Basic and diluted net loss per ordinary share	(0.06)
Basic and diluted weighted average ordinary shares outstanding	1,816,250	17,076,247			62,397,500			59,522,500			56,647,500
Basic and diluted net loss per ordinary share	(0.06)	(1.83)			(0.36)			(0.38)			(0.40)

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2021
(UNAUDITED)

			Scenario 1 Assuming No Redemption			Scenario 2 Assuming 50% Redemption			Scenario 3 Assuming Maximum Redemption
	Goldenbridge (As Restated)	AgiiPlus	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
Total revenue	—	59,049	—		59,049	—		59,049	—		59,049
Total cost of revenue	—	78,136	—		78,136	—		78,136	—		78,136
Gross loss	—	(19,087)	—		(19,087)	—		(19,087)	—		(19,087)

Operating expenses:
Pre-opening expense	—	3,630	—		3,630	—		3,630	—		3,630
Selling expense	—	6,928	—		6,928	—		6,928	—		6,928
General and administrative expense	853	12,528	(220)	(1)	13,161	(220)	(1)	13,161	(220)	(1)	13,161
Impairment loss on long-lived assets	—	2,115	—		2,115	—		2,115	—		2,115
Write-off of rental deposits	—	278	—		278	—		278	—		278
Loss from operations	(853)	(44,566)	220		(45,199)	220		(45,199)	220		(45,199)
Change in fair value of warrant liabilities	30	—	—		30	—		30	—		30
Interest income	3	59	(3)	(2)	59	(3)	(2)	59	(3)	(2)	59
Interest expense	—	(814)			(814)			(814)			(814)
Government subsidies		546			546			546			546
Other income	—	1,222			1,222			1,222			1,222
Total other income	33	1,013	(3)		1,043	(3)		1,043	(3)		1,043

Loss before income taxes	(820)	(43,553)	217		(44,156)	217		(44,156)	217		(44,156)
Income tax expense	—	—			—			—			—
Net loss	(820)	(43,553)	217		(44,156)	217		(44,156)	217		(44,156)

Net loss attributable to noncontrolling interests	—	(1,926)			(1,926)			(1,926)			(1,926)
Less: income attributable to ordinary shares subject to redemption	(2)	—			(2)			(2)			(2)

Net loss attributable to the company	(822)	(41,627)	217		(42,232)	217		(42,232)	217		(42,232)
Accretion on convertible redeemable preferred shares to redemption value	—	(5,847)	5,847	(3)	—	5,847	(3)	—	5,847	(3)	—
Net loss attributable to ordinary shareholders of the company	(822)	(47,474)	6,064		(42,232)	6,064		(42,232)	6,064		(42,232)

Basic and diluted weighted average shares outstanding, ordinary shares subject to possible redemption	1,843,579
Basic and diluted net income per share, ordinary shares subject to possible redemption	0.87
Basic and diluted weighted average ordinary shares outstanding	1,555,290	15,014,424			62,397,500			59,522,500			56,647,500
Basic and diluted net loss per ordinary share	(1.56)	(3.16)			(0.68)			(0.71)			(0.75)

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Goldenbridge will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of AgiiPlus issuing shares for the net assets of Goldenbridge, accompanied by a recapitalization. The net assets of Goldenbridge will be stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma combined balance sheet as of December 31, 2021 gives pro forma effect to the Business Combination as if it had been consummated as of that date. The unaudited pro forma combined statements of operations for the six months ended December 31, 2021, and for the year ended June 30, 2021 give pro forma effect to the Business Combination as if it had occurred as of July 1, 2020.

The unaudited pro forma condensed combined financial statements have been derived from and should be read in conjunction with:

•        the accompanying notes to the unaudited pro forma condensed combined financial statements;

•        AgiiPlus’ unaudited historical consolidated balance sheet as of September 30, 2021;

•        AgiiPlus’ unaudited historical statements of income for the six months ended June 30, 2021 and 2020, and audited historical consolidated statement of income for the year ended December 31, 2020, as included elsewhere in this proxy statement/prospectus, by adding subsequent six months period results to the latest fiscal year-end information and subtracting six months period financial information of the comparable period in the preceding year;

•        AgiiPlus’ unaudited historical statement of income for the six months ended September 30, 2021;

•        Goldenbridge’s unaudited historical consolidated balance sheet as of December 31, 2021, as included elsewhere in this proxy statement/prospectus;

•        Goldenbridge’s audited historical consolidated statement of income for the year ended June 30, 2021, as included elsewhere in this proxy statement/prospectus;

•        Goldenbridge’s unaudited historical consolidated statement of operations for the six months ended December 31, 2021, as included elsewhere in this proxy statement/prospectus;

•        other information relating to AgiiPlus and Goldenbridge contained in this proxy statement, including the Merger Agreement and the description of certain terms thereof set forth in the section entitled “Proposal No. 1 The Reincorporation Merger Proposal” and “Proposal No.2 The Acquisition Merger Proposal”; and

•        the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AgiiPlus,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Goldenbridge” and other financial information included elsewhere in this proxy statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on information available as of the date of this proxy statement/prospectus and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, the actual adjustments may materially differ from the pro forma adjustments. Management considers this basis of presentation to be reasonable under the circumstances.

One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the closing of the Business Combination are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to AgiiPlus’ accumulated deficit and are assumed to be cash settled.

2. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). AgiiPlus has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

Goldenbridge and AgiiPlus have not had any historical relationship prior to the Business Combination. Accordingly, no transaction accounting adjustments were required to eliminate activities between the companies.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2021 are as follows:

(1)    Reflects the release of cash from marketable securities held in Goldenbridge’s trust account.

(2)    Reflects the payments of Goldenbridge’s accrued expenses, other current liabilities, and deferred underwriting fee payable. The deferred underwriting fee is paid by issuing ordinary shares.

(3)    Reflects the payments of AgiiPlus’ transaction fees of $0.945 million. This cost is not included in the unaudited pro forma condensed combined statement of operations as it is nonrecurring.

(4)    Reflects the conversion of preferred shares of AgiiPlus to ordinary shares upon Business Combination.

(5)    In Scenario 1, which assumes no Goldenbridge shareholders exercise their redemption rights, all Goldenbridge shares previously subject to redemption for cash amounting to $57.5 million would be transferred to permanent equity. In Scenario 2, which assumes 50% of GBRG Ordinary Shares are redeemed for cash by Goldenbridge shareholders, $28.75 million would be paid out in cash. In Scenario 3, which assumes the maximum number of GBRG Ordinary Shares are redeemed for cash by Goldenbridge shareholders, $57.5 million would be paid out in cash. The $57.5 million, which is the amount required to redeem 5,750,000 GBRG Ordinary Shares, represents the maximum redemption, including the cash to be released from Goldenbridge’s trust account, after giving effect to payments for estimated transaction expenses and payments to redeeming shareholders based on a consummation of the Business Combination. Changes in par value from GBRG Ordinary Shares with no par value to $0.0001 PubCo Ordinary Shares.

(6)    Reflects recapitalization of AgiiPlus’ equity through the issuance of 52,000,000 PubCo ordinary shares (assuming a redemption price of $10 per share) to AgiiPlus’ equity holders as consideration for the reverse recapitalization, and the elimination of Goldenbridge’s historical accumulated deficit.

(7)     Reflects the issuance of 1,500,000 PubCo ordinary shares at price of $10 per share to investors of the $15,000,000 equity financing at the closing of the Business Combination. As of the date of this proxy statement/prospectus, there has been no binding commitment with prospective investors for this equity financing.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended December 31, 2021 are as follows:

(1)    Represents an adjustment to eliminate direct, incremental costs of the Business Combination which are reflected in the historical financial statements of AgiiPlus in the amount of approximately $0.275 million for the six months ended December 31, 2021.

(2)    Represents an adjustment to eliminate interest income related to cash, cash equivalents and marketable securities held in Goldenbridge’s trust account.

(3)    Represents an adjustment to eliminate accretion on convertible redeemable preferred shares to redemption value as a result of the conversion of preferred shares upon closing of the Business Combination.

(4)    The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the initial public offering occurred as of the earliest period presented. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combinations for the entire period.

The transaction accounting adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended June 30, 2021 are as follows:

(1)    Represents an adjustment to eliminate direct, incremental costs of the Business Combination which are reflected in the historical financial statements of AgiiPlus in the amount of approximately $0.22 million for the year ended June 30, 2021.

(2)    Represents an adjustment to eliminate interest income related to cash, cash equivalents and marketable securities held in Goldenbridge’s trust account.

(3)    Represents an adjustment to eliminate accretion on convertible redeemable preferred shares to redemption value as a result of the conversion of preferred shares upon closing of the Business Combination.

(4)    The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the initial public offering occurred as of the earliest period presented. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combinations for the entire period.

3. Loss per share and equity per share

Represents the loss per share calculated using the historical weighted average shares outstanding, and the change in number of shares in connection with the Business Combination, assuming the shares were outstanding since July 1, 2020. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings/(loss) per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.

	Scenario 1 Assuming No Redemptions		Scenario 2 Assuming 50% Redemptions		Scenario 3 Assuming Maximum Redemptions
		Equity %		Equity %		Equity %
Pro forma net loss for the year ended June 30, 2021	$(44,156)		(44,156)		(44,156)
Pro forma net loss attributable to ordinary shares	(42,232)		(42,232)		(42,232)
Shareholders’ equity attributable to controlling interests	3,070		(25,680)		(39,430)
Weighted average shares outstanding – basic and diluted	62,397,500		59,522,500		56,647,500
Net loss per share – basic and diluted	(0.68)		(0.71)		(0.75)
Shareholders’ equity per share – basic and diluted	0.05		(0.43)		(0.70)
Pro forma net loss for the six months ended December 31, 2021	$(23,608)		(23,608)		(23,608)

	Scenario 1 Assuming No Redemptions		Scenario 2 Assuming 50% Redemptions		Scenario 3 Assuming Maximum Redemptions
		Equity %		Equity %		Equity %
Pro forma net loss attributable to ordinary shares	(22,417)		(22,417)		(22,417)
Shareholders’ equity attributable to controlling interests	8,909		(19,841)		(48,591)
Weighted average shares outstanding – basic and diluted	62,397,500		59,522,500		56,647,500
Net loss per share – basic and diluted	(0.36)		(0.38)		(0.40)
Shareholders’ equity per share – basic and diluted	0.14		(0.33)		(0.86)
Total Pro Forma Equity Value Post-Redemptions	623,975,000		595,225,000		566,475,000
Per Share Value	10		10		10
Goldenbridge public shareholders	5,750,000	9.2%	2,875,000	4.8%	—	0.0%
Goldenbridge shares included in the Private Units	350,000	0.6%	350,000	0.6%	350,000	0.6%
Goldenbridge shares held by founder	1,437,500	2.3%	1,437,500	2.3%	1,437,500	2.5%
Goldenbridge shares held by underwriter	28,750	0.0%	28,750	0.0%	28,750	0.1%
Goldenbridge public right	575,000	0.9%	575,000	1.0%	575,000	1.0%
Goldenbridge rights included in the Private Units	35,000	0.1%	35,000	0.1%	35,000	0.1%
PubCo Class A shares issued in the Business Combination to Maxim as the compensation of underwriting fee	201,250	0.3%	201,250	0.3%	201,250	0.4%
PubCo Class A shares issued in the Business Combination to Maxim as the compensation of financial advisory services*	520,000	0.8%	520,000	0.9%	520,000	0.9%
PubCo Class A shares issued in the Business Combination to AgiiPlus shareholders	38,301,111	61.4%	38,301,111	64.3%	38,301,111	67.6%
PubCo Class A shares issued in the Business Combination to investors of the $15,000,000 equity financing	1,500,000	2.4%	1,500,000	2.5%	1,500,000	2.6%
PubCo Class B shares issued in the Business Combination to AgiiPlus shareholders	13,698,889	22.0%	13,698,889	23.1%	13,698,889	24.2%
Total	62,397,500	100%	59,522,500	100%	56,647,500	100%

DIRECTORS, EXECUTIVE OFFICERS, EXECUTIVE COMPENSATION
AND CORPORATE GOVERNANCE OF GOLDENBRIDGE

Current Directors and Executive Officers of Goldenbridge

Our current directors and executive officers are as follows:

Name	Age	Position
Yongsheng Liu	51	Director, Chief Executive Officer, and Chairman
Yanhong Xue	48	Chief Financial Officer
Ray Chen	55	Chief Operating Officer
Jining Li	63	Director
Kinpui Choi	66	Independent Director
Michael Chen	58	Independent Director
Claude P. Franco	57	Independent Director

Below is a summary of the business experience of each our executive officers and directors:

Yongsheng Liu.    Mr. Liu has been our chief executive officer and chairman of our board of directors since August 2020. Throughout the past 20 years, Mr. Liu has assumed various corporate leadership positions and demonstrated his strong execution ability and in-depth knowledge in private equity and corporate mergers & acquisitions transactions across a wide range of sectors including aviation, consumer, financial institutions, and technology. Mr. Liu served as the chairman and chief executive officer of Wealthbridge Acquisition Limited, a special purpose acquisition company, from June 2018 until its business combination with Scienjoy Inc. in May 2020, and currently serves as the vice chairman of Scienjoy’s board of directors since then. From March 2017 to April 2018, Mr. Liu served as chairman and chief executive officer of Royal China Holdings Limited (HKEx: 01683), during which he spearheaded the company’s international growth strategy focused at acquiring targets in aviation industry and finance sector. From the beginning of 2013 to March 2017, Mr. Liu was the chairman of Joy Air General Aviation, chairman of Cambodia Bayon Airlines, vice chairman of Everbright and Joy International Leasing Company, and president of General Aviation Investment Company (Shanghai). From April 2004 to August 2008, Mr. Liu also served as chief strategy officer of United Eagle Airlines (subsequently renamed to Chengdu Airlines). From December 1994 to June 2000, Mr. Liu was a manager of China Southern Airlines responsible for ground staff training. Mr. Liu received his master degree from University of Ottawa in 2002 and his bachelor’s degree from Civil Aviation University of China in 1992. We believe Mr. Liu is well-qualified to serve as a member of our board of directors given his experience, relationships and contacts.

Ray Chen.    Mr. Chen has been our chief operating officer since August 2020. Mr. Chen served as the director and chief operating officer of Wealthbridge Acquisition Limited, a special purpose acquisition company, from February 2018 until its business combination with Scienjoy Inc. in May 2020, and currently serves as the investor relation officer of Scienjoy since then. Mr. Chen served as chief executive officer at Fortissimo Film International Ltd., a privately-owned film development and production company from August 2016 till January 2018. From January 2013 to February 2016, Mr. Chen was the chief executive officer of Beijing Galloping Horse Film & TV Production Co., Ltd. From January 2010 to March 2013, Mr. Chen was the head of sales in the Beijing Office of Star Jet Co., Ltd. Prior to his Star Jet experience, Mr. Chen was the executive board member and head of sales in Asia Jet Partners Limited, a privately-owned holding company specializing in general aviation and aircraft leasing. Mr. Chen joined Asia Jet after his service as chief executive officer at ABC International Inc., a business consulting company based in Cleveland, Ohio. Mr. Chen holds a graduate certificate in Marketing from Cleveland State University.

Yanhong Xue.    Ms. Xue has been our chief financial officer since August 2020. She is currently serving as a chief financial officer at BIMI International Medical Inc. since July 2021. Since 2011, Ms. Xue has been a partner of Wall Street CPA Services, LLC, where she provides chief financial officer services and accounting services to Ifresh Inc., XT Energy Group Inc. and several other U.S. public companies, coordinating investors, investment bankers, directors and legal counsels for corporate finance issues, and performing investor relations duties, including networking with investors, presenting and discussing operating results on investor conferences. Ms. Xue worked as a senior manager at Acquavella, Chiarelli, Shuster, Berkower & Co., LLP from September 2007 to October 2010 where she focused on SEC auditing services. She also worked at China Youth Daily as a finance and accounting manager from September 1997 to October 2004. Ms. Xue received her bachelor degree in history and law from Peking University in 1997 and master degree in accounting from State University of New York at Binghamton in 2007.

Jining Li.    Mr. Li has served as a director of our board of directors since August 2020. Mr. Li served as the director of Wealthbridge Acquisition Limited, a special purpose acquisition company, from June 2018 until its business combination with Scienjoy Inc. in May 2020. Mr. Li is the founder and has acted as the chairman of Star Jet Co., Ltd in Shanghai, China, since May 2011. He also serves as director of Keen Nice Communications Limited since November 2017, HK Karsing Investment Limited since April 2008, and Star Jet (Hong Kong) Limited, since March 2012. Prior to Star Jet, Mr. Li founded United Eagle Airlines as the first non-government-owned airline company in the history of Chinese aviation industry in 2004. From 2004 to 2008, Mr. Li was the chairman of United Eagle Airlines. He served as the chairman of China Internet Investment Finance Holdings Limited (HKEx: 00810) from 2005 to 2007. In 1998, Mr. Li founded Guangdong Ying Lian Tong Telecommunication Services Co., Ltd and served as chairman until 2004. From 1990 to 1998, Mr. Li served as chairman of Huahui Import and Export Trading Company. From 1988 to 1990, Mr. Li served as a manager in Guangdong Branch of China Council for the Promotion of International Trade. We believe Mr. Li is well-qualified to serve as a member of our board of directors given his experience, relationships and contacts.

Kinpui Choi.    Mr. Choi has served as a director of our board of directors since August 2020. Mr. Choi served as the director of Wealthbridge Acquisition Limited, a special purpose acquisition company, from September 2018 until its business combination with Scienjoy Inc. in May 2020. He has over 26 years of senior management experience in telecommunication industry in Hong Kong, U.S. and China. From 2002 to 2006, he was the president and chief executive officer of Elephant Talk Communications Inc. Mr. Choi founded Elephant Talk Limited in 1994, a wholly-owned subsidiary of Elephant Talk Communications Inc. From April 1994 to August 2002, Mr. Choi was the chief executive officer of Elephant Talk Limited. From January 2013 to September 2018, Mr. Choi served as the independent director of Universal Success Group Limited (HKEx:00487). Previously, he also served as the chairman of ET Network Services Limited (later known as Guangdong Ming Ying Financial Leasing Co Limited), a Hong Kong-based company which specializes in providing telecommunication services in China. We believe Mr. Choi is well-qualified to serve as a member of our board of directors given his experience, relationships and contacts.

Michael Chen.    Mr. Chen has served as a director of our board of directors since August 2020. Since February 2009, Mr. Chen has been the general partner and chief executive officer of Chen & Associates, an advisory services firm focused on the financial services, media, aviation, and food industries. Mr. Chen co-founded the firm in 1997 and joined full-time in 2013. He also serves as the vice chairman of Grace Farms Foundation (www.gracefarms.org) and as the chairman of The CEO Forum Group (www.theceoforumgroup.com). From 2012-2013, Mr. Chen was a management committee advisor and strategic partner to the chief investment officer at Bridgewater Associates. From 2011-2012, he was the president of NBC News’ Strategic Initiatives Group and served on the board of directors for The Weather Channel. Prior to joining NBC News, he served as the president and chief executive officer of GE Capital’s media, communications, and entertainment business from 2006-2010. He was also the chairman of the board and creator of the Peacock Equity Fund from 2006-2010, which was a digital media fund supported by GE and NBC Universal and later was sold to Comcast in 2011. Mr. Chen started as a financial analyst at IBM in 1985. After spending nine years at IBM in various financial and management positions, he joined GE in 1994 as vice president of risk and portfolio management for GE Capital Aviation Services (“GECAS”), where he was responsible for underwriting and evaluating airline financing deals for North America. He was appointed as senior vice president and general manager, North America of GECAS in 1999. Mr. Chen currently serves as an Emeritus Advisory Council member for the SC Johnson School of Business at Cornell University. In addition, he previously served on the board of The Weather Channel, the Norwalk Community College Foundation, the Diversity Advisory Board at Sodexo Corporation, the Executive Diversity Council of GE, and the Planning Team for Grace Community Church. He was named the top Asian American in business in 2008 by the Asian American Business Development Center, and he was presented with the “Distinguished Service Award” by Norwalk Community College in 2010. Mr. Chen received his bachelor’s degree in electrical engineering from the University of Rochester and an MBA degree in finance from the SC Johnson School of Business at Cornell University. We believe Mr. Chen is well-qualified to serve as a member of our board of directors given his experience, relationships and contacts.

Claude P. Franco. Mr. Franco has served as a director of our board of directors since August 2020. Mr. Franco is a skilled aircraft and engine leasing executive with airline restructuring and aircraft manufacturing experience. He previously served as a founder of Global Jet Capital, a company that provides leasing/financing solutions to the global private aircraft industry. This company was taken over by the Carlyle Group in 2015. Over the past 25 plus years he has worked at United Technologies Corporation focusing on sikorsky aircraft helicopter design, GECAS where he was responsible for commercial aircraft and commercial engine leasing and airline restructuring worldwide, Gulfstream Aerospace, Guggenheim Partners and White Oak Global Advisors. Mr. Franco’s experience in commercial aircraft leasing and finance, credit analysis, aviation parts (aftermarket and new) and asset management provide him a strong ability to assess existing or start-up leasing businesses. He also has securitized and bought and sold portfolios of aircraft and engines held by leasing companies and airlines. Mr. Franco knows and has relationships with many of the large leasing companies worldwide, aviation parts companies as well as global airlines and aircraft and engine manufacturers. He has strong experience managing through downturns, for example SARS, MERS, 9-11, and COVID-19 pandemic and understands the impact they had (are having) on leases, asset values and parts companies. Mr. Franco has spent a good portion of his career in front of prospective investors explaining aviation opportunities and downturn situations. He has a keen ability to read his audience, understand their concerns and address the risks and mitigants of the aviation leasing and aftermarket businesses. He relies on these credit skills to make potential investors comfortable and successfully negotiate debt lines with lenders. He has experience in negotiating transactions globally and also has experience with US and foreign governments. Mr. Franco has a solid understanding of manufacturing (operational process, contracts, sales, progress payments, etc.) and has negotiated transactions from most all major aircraft manufacturers worldwide. Mr. Franco has held securities and exchange licenses (Series 7 and 63), and has an understanding of the laws of securities and fixed income products. He holds degrees in aeronautical studies with engineering and management focus from Embry-Riddle Aeronautical University and an MBA degree from Emory University. We believe Mr. Franco is well-qualified to serve as a member of our board of directors given his experience, relationships and contacts.

Executive Officer and Director Compensation

Other than the $10,000 per month administrative fee paid to Golden Bridge Capital Limited, which is also owned by Mr. Jining Li, our director and also the affiliate of the Sponsor, and HK$50,000 (or approximately US$6,451 based on an exchange rate of HK$7.75 to US$1.00 on January 12, 2021) per month has been paid since June 2020 to Yongsheng Liu, our Chief Executive Officer, for his services to us, no compensation of any kind, including finders, consulting or other similar fees, has been paid or will be paid to any of our existing shareholders, including our directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, such individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors and audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other fees from the combined company. All the these fees will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined by a compensation committee constituted solely of independent directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after the initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Employment Agreements

We have not entered into any employment agreements with our executive officers, and have not made any agreements to provide benefits upon termination of employment.

Director Independence

Nasdaq requires that a majority of our board must be composed of “independent directors.” Currently, Kinpui Choi, Michael Chen and Claude P. Franco would each be considered an “independent director” under the Nasdaq listing rules, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

We will only enter into a business combination if it is approved by a majority of our independent directors. Additionally, we will only enter into transactions with our officers and directors and their respective affiliates that are on terms no less favorable to us than could be obtained from independent parties. Any related-party transactions must also be approved by our audit committee and a majority of disinterested independent directors.

Board Committees

Our board of directors has a standing audit, nominating and compensation committee, which were established at the closing of our initial public offering. The independent directors oversee director nominations. Each committee has a charter.

Audit Committee

Under the Nasdaq listing standards and applicable SEC rules, we are required to have three members of the audit committee all of whom must be independent. We have established an audit committee of the board of directors, which consists of Kinpui Choi, Michael Chen and Claude P. Franco, each of whom is an independent director under Nasdaq’s listing standards. Kinpui Choi is the Chairperson of the audit committee. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•        reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

•        discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•        discussing with management major risk assessment and risk management policies;

•        monitoring the independence of the independent auditor;

•        verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•        reviewing and approving all related-party transactions;

•        inquiring and discussing with management our compliance with applicable laws and regulations;

•        pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•        appointing or replacing the independent auditor;

•        determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•        approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under Nasdaq listing standards. Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The Goldenbridge board of directors has determined that Kinpui Choi qualified as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Nominating Committee

We have established a nominating committee of the board of directors, which consists of Kinpui Choi, Michael Chen and Claude P. Franco, each of whom is an independent director under Nasdaq’s listing standards. Kinpui Choi is the Chairperson of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide that persons to be nominated:

•        should have demonstrated notable or significant achievements in business, education or public service;

•        should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•        should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The board of directors will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of shareholders (or, if applicable, a special meeting of shareholders). Our shareholders that wish to nominate a director for election to the Board should follow the procedures set forth in our memorandum and articles of association. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

We have established a compensation committee of the board of directors, which consists of Kinpui Choi, Michael Chen and Claude P. Franco, each of whom is an independent director under Nasdaq’s listing standards. Kinpui Choi is the Chairperson of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

•        reviewing and approving the compensation of all of our other executive officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•        if required, producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, including our directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination, except that our chief executive officer, Yongsheng Liu has been paid since June 2020 at the monthly salary of HK$50,000 (or approximately US$6,451 based on an exchange rate of HK$7.75 to US$1.00 on January 12, 2021) per month, for his services to us. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

Code of Ethics

We adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, requires our executive officers, directors and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our ordinary shares and other equity securities. These executive officers, directors, and greater than 10% beneficial owners are required by SEC regulation to furnish us with copies of all Section 16(a) forms filed by such reporting persons.

Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that all filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were filed in a timely manner during the fiscal year ended June 30, 2021.

PUBCO’S DIRECTORS AND EXECUTIVE OFFICERS
AFTER THE BUSINESS COMBINATION

PubCo’s directors and executive officers upon the consummation of the Business Combination will be as follows:

Name	Age	Position
Jing Hu	51	Chairman of the Board of Directors and Chief Executive Officer
Jing Dai (Sophia)	40	Chief Financial Officer and Director
Jiaqing Wu	44	Chief Technology Officer
Keming Chen	48	General Manager, Distrii
Lei Yang	43	General Manager, Spacii
Yong Ni (Leo)	40	General Manager, MaxOffice
Fang Xing	45	Independent Director
Yongsheng Liu	51	Independent Director
[*]		Independent Director

Dr. Jing Hu will serve as PubCo’s Chairman of the Board of Directors and Chief Executive Officer upon the closing of the Business Combination. Dr. Jing Hu founded AgiiPlus in 2016 and has since served as its Chief Executive Officer and Chairman of the Board of Directors. Prior to founding AgiiPlus in 2016, Dr. Hu worked at Greenland Holdings (SHA: 600606) from July 2001 to November 2015, and held several senior positions consecutively, including Executive Vice President and Chief Architect. Dr. Hu served as a director of Greenland Holdings (SHA: 600606) from 2013 to August 2015. Throughout his 15 years of tenure at Greenland Holdings, Dr. Hu led 20 real estate development projects in China. Dr. Hu is a Chartered Architect at the Chartered Institute of Building (CIOB). Dr. Hu received his bachelor’s degree in architecture from Shenyang Architecture University in 1992. Dr. Hu obtained his master’s degree in architecture in 1995 and his Ph.D. in architecture in 1998 from Southeast University. Dr. Hu received his executive MBA degree from Chine Europe International Business School in 2005.

Ms. Jing Dai (Sophia) will serve as PubCo’s Chief Financial Officer and director upon the closing of the Business Combination. Ms. Dai has served as the Chief Financial Officer of AgiiPlus since June 2021. Prior to joining AgiiPlus, Ms. Dai held various management positions at City Development Limited (“CDL”), a Singapore listed international property and hotel conglomerate, from September 2014 to April 2021, including serving as the Head of Strategic Investment and Senior Vice President from April 2019 to April 2021, Deputy Chief Executive Officer of CDL China from July 2017 to March 2019, Vice President of CEO Office from August 2015 to June 2017, and Vice President of Business Development and Investment Department from September 2014 to July 2015. Prior to that, Ms. Dai worked at AM alpha (Singapore) Pte Ltd., a private investment company focusing on prime real estate investment and asset management in Europe and Asia, as Vice President from January 2012 to August 2014 and Assistant Vice President from September 2008 to December 2011. Ms. Dai received her bachelor’s degree in international finance from Fudan University in 2003 and her master’s degree in estate management from National University of Singapore in 2005. Ms. Dai is a Charted Financial Analyst (CFA).

Dr. Jiaqing Wu will serve as PubCo’s Chief Technology Officer upon the closing of the Business Combination and will be in charge of PubCo’s research and development and technology functions. Dr. Wu is a co-founder of AgiiPlus and has served as the Chief Technology Officer and Executive Vice President of Shanghai Distrii, a PRC subsidiary of AgiiPlus since its inception. Prior to that, Dr. Wu served as the Director of smart city services at Greenland Holdings (SHA: 600606) from June 2013 to September 2015. Dr. Wu obtained his bachelor’s degree in electronic science and information systems from Nanjing University in 1999. Dr. Jiaqing Wu received his master’s degree in industrial and management systems engineering in 2009 and his Ph.D. in industrial and management systems engineering in 2012 from University of Nebraska-Lincoln.

Mr. Keming Chen will serve as PubCo’s general manager for Distrii business division upon the closing of the Business Combination. Mr. Chen is a co-founder of AgiiPlus and has since January 2016 held several management positions of Shanghai Distrii, a PRC subsidiary of AgiiPlus. From September 2009 to November 2015, Mr. Chen worked at the real estate division of Yunfeng Financial Group (HKEX: 0376) and served as the Assistant to the General Manager of Yunfeng Financial Group. Mr. Chen obtained his bachelor’s degree in architecture from Hebei Institute of Architecture and Technology in 1996.

Mr. Lei Yang will serve as PubCo’s general manager for Spacii business division upon the closing of the Business Combination. Mr. Lei Yang is a co-founder of AgiiPlus and has held several management positions at Shanghai Distrii since January 2016 and served as the General Manager at Spacii Property Development Co., Ltd., a PRC subsidiary of AgiiPlus, since March 2018. Prior to joining AgiiPlus, Mr. Lei Yang held several positions at Greenland Holdings (SHA: 600606), as the Assistant to General Manager of Greenland Holdings’ southwest real estate business department from February 2009 to December 2015, as the Design Director of Greenland Holdings’ Chengdu real estate business department from August 2007 to February 2009, and as the Director of Greenland Holdings’ research and development department from April 2005 to August 2007. Mr. Yang obtained his bachelor’s degree in architecture from Tongji University in 2001 and received his degree in architecture from Technical University of Braunschweig in Germany in 2005. Mr. Yang received his executive MBA degree from Fudan University in 2020.

Mr. Yong Ni (Leo) will serve as PubCo’s general manager for MaxOffice business division upon the closing of the Business Combination and will be in charge of PubCo’s marketing functions. Mr. Ni joined AgiiPlus in May 2018, and has since served several management positions within AgiiPlus, including Deputy General Manager of Marketing and General Manager of the North Division of AgiiPlus. Prior to joining AgiiPlus, Mr. Ni served as the Marketing Director at Hong Kong Tourism Board from March 2007 to May 2018. Mr. Ni obtained his bachelor’s degree in Arabic language and literature from Shanghai International Studies University in 2003.

Dr. Fang Xing will serve as PubCo’s independent director upon the closing of the Business Combination. Since December 2009, Dr. Xing has served as the President and Director of Shanghai Yude Power Technology Group (NEEQ: 833033). From September 2004 to December 2009, Dr. Xing served as the partner of Asia-Pacific region at ZWP Ingenieur-AG, a construction engineering services provider in Germany. Dr. Xing obtained her bachelor’s degree in architecture and urban planning from Tongji University in 1999. Dr. Xing received her master’s degree in architectural physics from Karlsruhe Institute of Technology in Germany in 2003. Dr. Xing received her Ph.D. in management from United business Institutes in 2014.

Mr. Yongsheng Liu will serve as PubCo’s independent director upon the closing of the Business Combination. Throughout the past 20 years, Mr. Liu has assumed various corporate leadership positions and demonstrated his strong execution ability and in-depth knowledge in private equity and corporate mergers & acquisitions transactions across a wide range of sectors including aviation, consumer, financial institutions, and technology. Mr. Liu served as the Chairman and Chief Executive Officer of Wealthbridge Acquisition Limited, a special purpose acquisition company, from June 2018 until its business combination with Scienjoy Inc. in May 2020, and currently serves as the Vice Chairman of Scienjoy’s Board of Directors since then. From March 2017 to April 2018, Mr. Liu served as the Chairman of the Board of Directors and Chief Executive Officer of Royal China Holdings Limited (HKEx: 01683), during which he spearheaded the company’s international growth strategy focused at acquiring targets in aviation industry and finance sector. From the beginning of 2013 to March 2017, Mr. Liu was the Chairman of Joy Air General Aviation, Chairman of Cambodia Bayon Airlines, Vice Chairman of Everbright and Joy International Leasing Company, and President of General Aviation Investment Company (Shanghai). From April 2004 to August 2008, Mr. Liu also served as Chief Strategy Officer of United Eagle Airlines (subsequently renamed to Chengdu Airlines). From December 1994 to June 2000, Mr. Liu was a manager of China Southern Airlines responsible for ground staff training. Mr. Liu received his master degree from University of Ottawa in 2002 and his bachelor’s degree from Civil Aviation University of China in 1992

Board of Directors

PubCo’s Board of Directors will consist of five directors, including three independent directors, namely Fang Xing, Yongsheng Liu, and                upon the closing of the Business Combination. A director is not required to hold any shares in PubCo to qualify as a director. The Listing Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with PubCo is required to declare the nature of his or her interest at a meeting of PubCo’s directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. PubCo’s Board of Directors may exercise all of the powers to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of PubCo or of any third party. None of PubCo’s directors has a service contract with PubCo that provides for benefits upon termination of service as a director.

Committees of PubCo’s Board of Directors

Upon the closing of the Business Combination, PubCo intends to establish an audit committee, a compensation committee and a nominating and corporate governance committee under its Board of Directors. PubCo also intends to adopt a charter for each of the three committees upon the closing of the Business Combination. Each committee’s members and functions are described below.

Audit Committee.    PubCo’s audit committee will consist of Fang Xing, Yongsheng Liu and           , chaired by        . PubCo has determined that each of them satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. PubCo has determined that qualifies as an “audit committee financial expert.” The audit committee oversees PubCo’s accounting and financial reporting processes and the audits of its financial statements. The audit committee is responsible for, among other things:

•        establishing clear hiring policies for employees or former employees of the independent auditors;

•        reviewing and recommending to PubCo’s Board of Directors for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•        approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by PubCo’s independent auditors at least annually;

•        obtaining a written report from PubCo’s independent auditor describing matters relating to its independence and quality control procedures;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        discussing with PubCo’s independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        reviewing and recommending the financial statements for inclusion within PubCo’s quarterly earnings releases and to its Board of Directors for inclusion in its annual reports;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing policies with respect to risk assessment and risk management;

•        reviewing the adequacy and effectiveness of PubCo’s accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        periodically reviewing and reassessing the adequacy of the committee charter;

•        approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•        establishing and overseeing procedures for the handling of complaints and whistleblowing;

•        meeting separately and periodically with management, the internal auditors and the independent registered public accounting firm;

•        monitoring compliance with PubCo’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of its procedures to ensure proper compliance;

•        reporting periodically to PubCo’s Board of Directors; and

•        such other matters that are specifically delegated to PubCo’s audit committee by PubCo’s Board of Directors from time to time.

Compensation Committee.    PubCo’s compensation committee will consist of Fang Xing, Yongsheng Liu and , chaired by            . PubCo has determined that Fang Xing, Yongsheng Liu and            satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to PubCo’s directors and executive officers. PubCo’s chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•        reviewing and evaluating PubCo’s executive compensation and benefits policies generally;

•        reviewing and recommending any incentive compensation or equity plans, programs or other similar arrangements;

•        periodically reviewing and reassessing the adequacy of the committee charter;

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

•        reporting periodically to PubCo’s Board of Directors; and

•        such other matters that are specifically delegated to the compensation committee by PubCo’s Board of Directors from time to time.

Nominating and Corporate Governance Committee.    PubCo’s nominating and corporate governance committee will consist of Fang Xing, Yongsheng Liu and            , chaired by            . PubCo has determined that Fang Xing, Yongsheng Liu and            satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the Board of Directors in selecting individuals qualified to become PubCo’s directors and in determining the composition of the Board of Directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        recommending nominees to PubCo’s Board of Directors for election or re-election to PubCo’s Board of Directors, or for appointment to fill any vacancy or newly created directorships on PubCo’s Board of Directors;

•        reviewing periodically with PubCo’s Board of Directors the current composition of PubCo’s Board of Directors with regards to characteristics such as judgment, experience, expertise, diversity and background;

•        recommending to PubCo’s Board of Directors such criteria with respect to nomination or appointment of members of its Board of Directors and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

•        recommending to PubCo’s Board of Directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•        periodically and reassessing the adequacy of the committee charter;

•        overseeing compliance with the corporate governance guidelines and code of business conduct and ethics; and

•        overseeing and leading the self-evaluation of PubCo’s Board of Directors in its performance and effectiveness as a whole.

Duties and Functions of Directors

Under Cayman Islands law, PubCo’s directors owe fiduciary duties to PubCo, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in PubCo’s best interests. PubCo’s directors must also exercise their powers only for a proper purpose. PubCo’s directors also owe to PubCo a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to PubCo, PubCo’s directors must ensure compliance with PubCo’s Memorandum and Articles of Association, as amended and restated from time to time. PubCo has the right to seek damages if a duty owed by its directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in PubCo’s name if a duty owed by PubCo’s directors is breached. The functions and powers of PubCo’s Board of Directors include, among others, (i) convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing directors or officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of PubCo, including the registering of such shares in PubCo’s share register.

Terms of Directors and Officers

PubCo’s officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by PubCo to be of unsound mind; (iii) resigns by notice in writing to PubCo; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to any other provisions of PubCo’s Memorandum and Articles of Association.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable Nasdaq rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, AgiiPlus paid an aggregate of RMB2.03 million (US$0.32 million) in cash to its directors and executive officers.

Share Incentive Plan

2022 Plan

In connection with the Business Combination, PubCo will adopt the 2022 Plan. The 2022 Plan provides for the issuance of up to an aggregate of 4,864,928 of PubCo Class A Ordinary Shares. The following paragraphs summarize the terms of the 2022 Plan.

Types of Awards.    The 2022 Plan permits the awards of options, share appreciation rights, rights to dividends and dividend equivalent right, restricted shares and restricted share units and other rights or benefits under the 2022 Plan.

Plan Administration.    The 2022 Plan shall be administrated by a committee formed in accordance with applicable stock exchange rules, unless otherwise determined by PubCo’s Board of Directors.

Eligibility.    PubCo’s employees and consultants are eligible to participate in the 2022 Plan. An employee or consultant who has been granted an award may, if he or she is otherwise eligible, be granted additional awards.

Designation of Award.    Each award under the 2022 Plan is designated in an award agreement, which is a written agreement evidencing the grant of an award executed by the company and the grantee, including any amendments thereto.

Conditions of Award.    PubCo’s board of directors or any entity appointed by its board of directors to administer the 2022 Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, the award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, and form of payment upon settlement of the award.

Terms of Award.    The term of each award is stated in the award agreement between the company and the grantee of such award.

Transfer Restrictions.    Unless otherwise determined by the administrator of the 2022 Plan, no award and no right under any such award, shall be assignable, alienable, saleable or transferable by the employee otherwise than by will or by the laws of descent and distribution unless, if so determined by the administrator of the 2022 Plan, the employee may, in the manner established by such administrator, designate a beneficiary or beneficiaries to exercise the rights of the employee, and to receive any property distributable, with respect to any award upon the death of the employee.

Exercise of Award.    Any award granted under the 2022 Plan is exercisable at such times and under such conditions as determined by the administrator under the terms of the 2022 Plan and specified in the award agreement. An award is deemed to be exercised when exercise notice has been given to the company in accordance with the terms of the award by the person entitled to exercise the award and full payment for the shares with respect to which the award is exercised.

Amendment, Suspension or Termination of the 2022 Plan.    The administrator of the 2022 Plan may amend, alter, suspend, discontinue or terminate the 2022 Plan, or any award agreement hereunder or any portion hereof or thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval with such legally mandated threshold for a resolution of the shareholders if such approval is necessary to comply with any tax or regulatory requirement for which or with which the administrator of the 2022 Plan deems it necessary or desirable to qualify or (ii) shareholder approval with such threshold for a resolution of the shareholders in respect of such amendment, alteration, suspension, discontinuation or termination as provided in PubCo’s Memorandum and Articles of Association for any amendment to the 2022 Plan that increases the total number of shares reserved for the purposes of the 2022 Plan, and (iii) with respect to any award agreement, the consent of the affected employee, if such action would materially and adversely affect the rights of such employee under any outstanding award.

The following table summarizes options that PubCo will grant to the persons who will serve as PubCo’s directors and executive officers upon the closing of the Business Combination under the 2022 Plan.

Name	Position at PubCo	Option Exercise Price (US$ per Share)	Date of Grant	Date of Expiration

All non-executive employees as a group

____________

*        Less than 1% of PubCo Ordinary Shares.]

Foreign Private Issuer Status

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, PubCo will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. PubCo will also be permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, PubCo’s corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT PRIOR TO THE BUSINESS COMBINATION

The following table sets forth as of [*] the number of ordinary shares beneficially owned by (i) each person who is known by us to be the beneficial owner of more than five percent of our issued and outstanding shares of ordinary shares (ii) each of our officers and directors; and (iii) all of our officers and directors as a group. As of June 30, 2021, we had 7,566,250 ordinary shares issued and outstanding.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following table does not reflect record of beneficial ownership of any ordinary shares issuable upon exercise of the warrants or conversion of rights, as the warrants are not exercisable within 60 days of June 30, 2021 and the rights are not convertible within 60 days of June 30, 2021.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership of Ordinary Shares	Approximate Percentage of Outstanding Shares of Ordinary Shares
Cross Wealth Investment Holding Limited(2)	470,583	6.22%
Yongsheng Liu(3)	245,250	3.24%
Yanhong Xue	15,000	*
Ray Chen	15,000	*
Jining Li(2)	470,583	6.22%
Kinpui Choi	15,000	*
Michael Chen(4)	15,000	*
Claude P. Franco	15,000	*
All directors and officers as a group (7 individuals)	790,833	10.45%
Golden Bridge Holding, LLC	300,000	3.96%
Scienjoy Inc.(5)	606,061	8.01%
Lucky Link International Limited	30,000	*
Can Wu	60,606	*
Boothbay Fund Management, LLC(6)	333,317	4.41%
Ari Glass(6)	333,317	4.41%
Space Summit Capital LLC(7)	300,000	3.96%

____________

*        Less than 1%.

(1)      Unless otherwise indicated, the business address of each of the individuals is c/o Goldenbridge Acquisition Limited, 15/F, Aubin House, 171-172 Gloucester Road, Wanchai, Hong Kong.

(2)      Mr. Jining Li, Goldenbridge’s director, owns and controls Cross Wealth Investment Holding Limited, the sponsor.

(3)      Mr. Yongsheng Liu owns and controls such shares through Asia Pacific Capital Management Limited.

(4)      Mr. Michael Chen owns and controls such shares through Chen & Associates, LLC.

(5)      Based on a Schedule 13G filed by the reporting persons. The address for the reporting persons is the 3rd Floor, Jia No. 34, Shenggu Nanli, Chaoyang District, Beijing, F4 100029. Scienjoy Inc. is a wholly owned subsidiary of Scienjoy Holding Corporation. Scienjoy Holding Corporation may be deemed to beneficially own 606,061 Ordinary Shares held by Scienjoy Inc.

(6)      Based on a Schedule 13G filed by the reporting persons. The address for the reporting persons is 140 East 45th Street, 14th Floor, New York, NY 10017. Boothbay Fund Management, LLC, a Delaware limited liability company (the “Adviser”), in its capacity as the investment manager of the Fund, has the power to vote and the power to direct the disposition of all Units held by the Fund. Ari Glass is the Managing Member of the Adviser. Shares reported may be deemed beneficially owned by Boothbay Fund Management, LLC and Ari Glass.

(7)      Based on a Schedule 13G filed by the reporting person. The address for the reporting persons is 15455 Albright Street, Pacific Palisades, CA 90272. Space Summit Capital LLC, a Delaware limited liability company, may be deemed as the beneficial owner of 300,000 Ordinary Shares.

SECURITY OWNERSHIP OF THE COMBINED COMPANY
AFTER THE BUSINESS COMBINATION

The following table sets forth information regarding the beneficial ownership of PubCo Ordinary Shares immediately after the consummation of the Business Combination by:

•        each person known to PubCo who will be the beneficial owner of more than 5% of any class of its shares immediately after the Business Combination;

•        each of its officers and directors; and

•        all of its officers and directors as a group.

Unless otherwise indicated, PubCo believes that all persons named in the table will have, immediately after the consummation of the Business Combination, sole voting and investment power with respect to all PubCo’s securities beneficially owned by them.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, PubCo believes, based on the information furnished to it, that the persons and entities named in the table below will have, immediately after the consummation of the Business Combination, sole voting and investment power with respect to all stock that they beneficially own, subject to applicable community property laws. All PubCo Ordinary Shares subject to options or warrants exercisable within 60 days of the consummation of the Business Combination are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Subject to the paragraph above, percentage ownership of issued shares is based on 60,897,500 PubCo Ordinary Shares to be issued and outstanding upon consummation of the Business Combination. Such amount (i) includes the issuance of the 52,000,000 PubCo Ordinary Shares in the Acquisition Merger, including 38,301,111 PubCo Class A Ordinary Shares and 13,698,889 PubCo Class B Ordinary Shares, of which 1,000,000 PubCo Ordinary Shares are to be issued and held in escrow to satisfy any indemnification obligations of the former AgiiPlus shareholders; (ii) includes the issuance of up to 8,176,250 PubCo Class A Ordinary Shares to the Goldenbridge shareholders in connection with the Reincorporation Merger (assuming there are no Goldenbridge shareholders who exercise their redemption rights and an aggregate of 610,000 shares are issued upon conversion of the GBRG Rights, including private rights); (iii) assumes no exercise of the PubCo Warrants; (iv) includes an aggregate of 721,250 PubCo Class A Ordinary Shares to be issued to advisors; and (v) excludes the PubCo Class A Ordinary Shares to be issued to certain investors in the $15,000,000 equity financing.

Name and Address of Beneficial Owner(1)	PubCo Class A Ordinary Shares		PubCo Class B Ordinary Shares		Voting Power (%)
	Number	%	Number	%
Executive Officers and Directors
Jing Hu(2)	3,085,475	5.07%	13,698,888	22.49%	82.54%
Jing Dai (Sophia)(3)	640,388	1.05%	—	—	—
Jiaqing Wu(4)	*	*	887,688	1.46%	—
Yong Ni (Leo)	*	*	*	*	—
Keming Chen(5)	*	*	616,450	1.01%	—
Lei Yang(6)	*	*	863,030	1.42%	—
Fang Xing	—	—	—	—	—
Yongsheng Liu	*	*	—	—	*
All Executive Officers and Directors as a group	3,330,725	5.47%	13,698,888	22.49%	82.64%
Sponsor and its affiliates as a group(7)	1,261,416	2.07%	—	—	—

5% or Greater Holders
J.distrii Holdings Limited(2)	—	—	9,715,252	15.95%	57.67%
City Connected Communities Pte. Ltd.(8)	13,615,266	22.36%	—	—	5.39%
China Lodging Holdings Singapore Pte. Ltd.(9)	7,214,455	11.85%	—	—	2.86%
King Inspiration Ltd.(10)	6,229,815	10.23%	—	—	2.47%
Junzi Holdings Limited(11)	3,291,173	5.40%	—	—	1.30%
Ningbo Nayun Limited(12)	3,085,475	5.07%	—	—	—

____________

*        Less than 1%.

(1)      Except for Yongsheng Liu, the address of our directors and executive officers is 5th Floor, Distrii Center, Silver Court, No. 218 Xizang South Road, Huangpu District, Shanghai, People’s Republic of China. The business address of Yongsheng Liu is 15/F, Aubin House, 171-172 Gloucester Road, Wanchai, Hong Kong.

(2)      Represents (i) 9,715,252 PubCo Class B Ordinary Shares to be issued to J.distrii Holdings Limited, a British Virgin Islands company wholly controlled by Dr. Jing Hu; the registered address of J.distrii Holdings Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands, (ii) 887,688 PubCo Class B Ordinary Shares to be Kitedge Holdings Limited, (iii) 863,030 PubCo Class B Ordinary Shares to be issued to Landed Holdings Limited, (iv) 616,450 PubCo Class B Ordinary Shares to be issued to Mark Chen Holdings Limited, (v) 205,483 PubCo Class B Ordinary Shares to be issued to Maxoffice Holdings Limited, a British Virgin Islands company wholly controlled by Mr. Yong Ni, (vi) 3,085,475 PubCo Class A Ordinary Shares to be issued to Ningbo Nayun Limited, and (vii) 1,410,985 PubCo Class B Ordinary Shares to be issued to three minority shareholders. Kitedge Holdings Limited, Landed Holdings Limited, Mark Chen Holdings Limited, Maxoffice Holdings Limited, Ningbo Nayun Limited, and the three minority shareholders have delegated to Dr. Jing Hu all authority to exercise the voting rights of their PubCo Ordinary Shares.

(3)      Represents 640,388 PubCo Class A Ordinary Shares to be issued to Ningbo Nayun Limited, a company incorporated in the British Virgin Islands, in which Ms. Jing Dai (Sophia) owns 20.75% equity interests. The registered address of Ningbo Nayun Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(4)      Represents 887,688 PubCo Class B Ordinary Shares to be issued to Kitedge Holdings Limited, a British Virgin Islands company wholly controlled by Dr. Jiaqing Wu and 80,413 PubCo Class A Ordinary Shares to be issued to Ningbo Nayun Limited, a company incorporated in the British Virgin Islands, in which Dr. Jiaqing Wu owns 2.61% equity interests. The registered address of Kitedge Holdings Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands. The registered address of Ningbo Nayun Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(5)      Represents 616,450 PubCo Class B Ordinary Shares to be issued to Mark Chen Holdings Limited, a British Virgin Islands company wholly controlled by Mr. Keming Chen and 192,903 PubCo Class A Ordinary Shares to be issued to Ningbo Nayun Limited, a company incorporated in the British Virgin Islands, in which Mr. Keming Chen owns 6.25% equity interests.

The registered address of Mark Chen Holdings Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands. The registered address of Ningbo Nayun Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(6)      Represents 863,030 PubCo Class B Ordinary Shares to be issued to Landed Holdings Limited, a British Virgin Islands company wholly controlled by Mr. Lei Yang and 80,398 PubCo Class A Ordinary Shares to be issued to Ningbo Nayun Limited, a company incorporated in the British Virgin Islands, in which Mr. Lei Yang owns 2.61% equity interests. The registered address of Landed Holdings Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands. The registered address of Ningbo Nayun Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(7)      Mr. Jining Li, Goldenbridge’s director, owns and controls Cross Wealth Investment Holding Limited, the Sponsor.

(8)      Represents 13,615,266 PubCo Class A Ordinary Shares to be issued to City Connected Communities Pte. Ltd., a company incorporated in Singapore and controlled by City Developments Limited (SGX: C09), a multinational real estate operating company. The registered address of City Connected Communities Pte. Ltd. is 9 Raffles Place, #12-01, Republic Plaza, Singapore 048619.

(9)      Represents 7,214,455 PubCo Class A Ordinary Shares to be issued to China Lodging Holdings Singapore Pte. Ltd., a company incorporated in Singapore and controlled by Qi Ji. The registered address of China Lodging Holdings Singapore Pte. Ltd. is 6 Battery Road, #20-01, Singapore 049909.

(10)    Represents 6,229,815 PubCo Class A Ordinary Shares to be issued to King Inspiration Ltd., a company incorporated in the British Virgin Islands and controlled by Hao Yan and Xin Ge Chen. The registered address of King Inspiration Ltd. is Unit 8, 3/F, Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola VG1110, British Virgin Islands.

(11)    Represents 3,291,173 PubCo Class A Ordinary Shares to be issued to Junzi Holdings Limited, a company incorporated in the British Virgin Islands and controlled by Jun Qin. The registered address of Junzi Holdings Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(12)    Represents 3,085,475 PubCo Class A Ordinary Shares to be issued to Ningbo Nayun Limited, a company incorporated in the British Virgin Islands and controlled by Ningbo Xiangbao Cooperation Zone Business Management Consulting Partnership (Limited Partnership) formed in the PRC. The registered address of Ningbo Nayun Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

REGULATIONS APPLICABLE TO AGIIPLUS

This section sets forth a summary of applicable laws, rules, regulations, government and industry policies and requirements that have a significant impact on AgiiPlus’ operations and business in China. This summary does not purport to be a complete description of all laws and regulations, which apply to AgiiPlus’ business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this prospectus, which may be subject to change.

Regulations Relating to Leasing Properties

Civil Code of the People’s Republic of China

The Civil Code of the People’s Republic of China (the “PRC Civil Code”) was promulgated by the National People’s Congress (the “NPC”) in May 2020 and is effective since January 1, 2021. The PRC Civil Code provides that a leasing contract shall include clauses dealing with, among others, the name, quantity and uses of the leased properties, the period of the lease, rent, deadlines for rent payments and methods of payment, and the repair of the leased properties. The period of a lease may not exceed twenty years. Where the period of a lease exceeds twenty years, that part of the lease beyond the said limit shall be invalid. When the lease period expires, the parties to a lease contract may renew the contract, but the lease period agreed upon may not be more than twenty years from the date of renewal. If the parties fail to register and file their written lease contracts with relevant real estate administration authorities, the lease contract shall continue to be valid.

According to the PRC Civil Code, the lessor shall deliver the leased properties to the lessee as agreed, and shall, for the duration of the lease period, preserve the leased properties in a condition fit for their agreed usages. The lessee shall use the leased properties in accordance with usages agreed by the parties. The lessor shall perform its obligation to make repairs to the leased properties, except where the parties agree otherwise. When the leased properties need to be repaired, the lessee may demand that the lessor make repairs within a reasonable period of time. If the lessor does not perform its obligation to make repairs, the lessee may make the repairs itself, and the lessor shall bear the expenses relating to the repairs. Where the repairs to the leased properties affect the lessee’s ability to use the leased properties, rent shall be correspondingly reduced or the lease period shall be correspondingly extended.

The lessee may, with the consent of the lessor, make improvements to, or affix attachments to the leased properties. Where the lessee makes improvements to, or affixes attachments to the leased properties without obtaining the consent of the lessor, the lessor may demand that the leased properties be restored to their original condition, or may demand compensation for any losses sustained. The lessee may, with the consent of the lessor, sublease the leased properties to a third party. Where the lessee subleases the leased properties, the leasing contract between the lessor and the lessee shall continue to be in effect, and if the third party causes damage to the leased properties, the lessee shall provide compensation for the losses sustained. Where the lessee subleases the leased properties without the consent of the lessor, the lessor may dissolve the contract. Where the lessee subleases the leased property to a third party with the consent of the lessor, and the sublease term exceeds the remaining lease term of the lessee, the agreement on the part in excess shall not be legally binding upon the lessor, unless otherwise agreed upon by the lessor and the lessee.

The lessee shall pay rent within the time limit agreed upon. Where the lessee fails to pay or delays in paying the rental fees without justified reasons, the lessor may request the lessee to pay the rental fees within a reasonable time limit. If the lessee fails to pay the rental fees within the time limit, the lessor may rescind the contract.

The PRC Law on Administration of Urban Real Estate

The PRC Law on Administration of Urban Real Estate was promulgated in July 1994 by the Standing Committee of the National People’s Congress (“SCNPC”) and most recently amended in August 2019. This law provides that a lessor and a lessee shall enter into a written lease contract for leasing a property and stipulate the term of lease, purpose of the lease, lease price, maintenance and repair liability, and any other rights and obligations of both parties. The written lease contract shall be registered and filed with the real estate administration authorities. AgiiPlus’ leasehold interests in leased properties (including leased properties for its Distrii workspaces) have not been registered with the relevant PRC government authorities. See “Risk Factors — Risk Factors Relating to Doing Business in China — Failure to comply with PRC laws and regulations on leased property may expose AgiiPlus to potential fines and negatively affect AgiiPlus’ ability to use its leased properties.”

The Administrative Measures on Leasing of Commodity Housing

AgiiPlus carries out its business by leasing properties and most of such properties are categorized as commodity housing. According to the Administrative Measures on Leasing of Commodity Housing promulgated by the Ministry of Housing and Urban-Rural Development in December 2010 and which became effective in February 2011, under any of the following circumstances, properties shall not be leased: (i) illegal buildings; (ii) buildings that are not in compliance with mandatory project construction standards on safety, disaster prevention, and other standards; (iii) change in the use of such property in violation of applicable provisions; or (iv) any other circumstances under which leasing is prohibited as stipulated by laws and regulations. Sublease of a property by lessees shall be subject to prior written consent from lessors. In the event of sublease that occurs in the absence of prior written consent from lessors, lessors may terminate the lease contracts, recover the properties and require lessees to compensate for damages. Lessors and lessees shall complete property leasing registration and filing within 30 days from execution of the property lease contract with the development (real estate) department of the People’s Government of the centrally-administered municipality, municipality or county where the leased property is located. Individuals or organizations who violate such provisions shall be ordered by the development (real estate) department of the People’s Governments of centrally-administered municipalities, municipalities or counties to rectify within a stipulated period of time. Any individual who fails to rectify within the stipulated period shall be subject to a fine of not more than RMB1,000. Any organization that fails to rectify within the stipulated period shall be subject to a fine ranging from RMB1,000 to RMB10,000. AgiiPlus’ leasehold interests in leased properties (including leased properties for its Distrii workspaces) have not been registered with the relevant PRC government authorities. See “Risk Factors — Risk Factors Relating to Doing Business in China — Failure to comply with PRC laws and regulations on leased property may expose AgiiPlus to potential fines and negatively affect AgiiPlus’ ability to use its leased properties.”

Regulations Relating to Fire Prevention

Fire Prevention design examination and inspection

The Fire Prevention Law of the PRC, or the Fire Prevention Law, was adopted in April 1998 and was most recently amended in April 2021. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Ministry of Emergency Management and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The Fire Prevention Law provides that the fire prevention design or construction of a development project shall comply with the national fire prevention technical standards. Developers, designers, builders and project supervisors shall be responsible for the quality of the fire control design and construction of a construction project pursuant to the law. Development project fire safety design examinations and acceptance systems shall be implemented for such development projects that are required to have fire safety design in accordance with the national fire protection technical standards.

According to the Interim Provisions on the Administration of the Construction Project Fire Prevention Design Examination and Acceptance, or the Fire Prevention Design Examination and Acceptance Regulation, issued in April 2020, the Ministry of Housing and Urban-Rural Development and its local counterparts shall be responsible for examining and inspecting fire prevention designs.

Where a construction project has not undergone the fire prevention procedures, the project shall not be put into use.

Fire Prevention Legal Liabilities

Pursuant to the Fire Prevention Law, anyone who violates the provisions of the Fire Prevention Law, in committing any of the following acts shall be ordered by the housing and urban-rural development authority and the fire rescue department in accordance with their respective official powers, to stop using or suspend business, and be imposed a fine ranging from RMB30,000 to RMB300,000: (i) unauthorized use of a development project for which a fire safety inspection and acceptance is legally required that fails to undergo or pass the inspection and acceptance; (ii) continued use of a development project stipulated in the Fire Prevention Law which fails a spot check following inspection and acceptance; or (iii) unauthorized use or operation of a public venue which fails to undergo fire safety inspection or which is inspected and found to be non-compliant with fire safety requirements. Where a project owner does not file with the housing and urban-rural development department following inspection and acceptance pursuant to the provisions of the Fire Prevention Law, the housing and urban-rural development department will order the developer to rectify and impose a fine of not more than RMB5,000. Certain premises rented or constructed by AgiiPlus’ PRC subsidiaries have not undergone the fire prevention procedures before being put into use. See “Risk Factors — Risk Factors Relating to Doing Business in China — Any lack of requisite approvals, licenses or permits applicable to AgiiPlus’ business may materially adversely affect AgiiPlus’ business, financial condition and results of operations.”

Regulations Relating to Foreign Investment

Company Law

The establishment, operation and management of corporate entities in the PRC is governed by the Company Law of the PRC, or the Company Law, which was promulgated by the SCNPC in December 1993 and most recently amended in October 2018. The Company Law generally governs two types of companies: limited liability companies and joint stock limited companies. Both types of companies have the status of legal persons, and the liability of a company to its creditors is limited to the entire value of assets owned by the company. Liabilities of shareholders of a limited liability company are limited to the contributions which they have subscribed. Liabilities of shareholders of a joint stock limited company are limited to the amount of capital they are legally obliged to contribute for the shares for which they have subscribed.

Foreign Investment Law

The PRC Foreign Investment Law was promulgated by the SCNPC on March 15, 2019 and became effective on January 1, 2020. China adopts the management system of pre-establishment national treatment and negative list for foreign investment. The pre-entry national treatment means that the treatment given to foreign investors and their investment at the stage of investment access is not lower than that of domestic investors and their investments. Foreign investors shall not invest in any field with investment prohibited by the negative list for foreign investment access. Foreign investors shall meet the investment conditions stipulated under the negative list for any field with investment restricted by the negative list for foreign investment access. For the fields not included in the negative list for foreign investment access, management shall be conducted under the principle of consistency for domestic and foreign investment.

Catalogue of Industries for Guiding Foreign Investment

According to the Industry Guidelines on Encouraged Foreign Investment (2020 Version) and the Foreign Investment Access Special Management Measures (Negative List) (2021 Version) (the “Negative List”), which were jointly promulgated by the NDRC and the MOFCOM, industries for foreign investment are classified into the encouraged foreign investment industry, restricted foreign investment industry and prohibited foreign investment industry. Foreign investment that are not encouraged, restricted or prohibited are permitted foreign investment. Foreign investment in value-added telecommunications services (except for e-commerce) falls within the Negative List. Except for AgiiPlus’ online service platform, MaxOffice, which engages in value-added telecommunications services and falls within the Negative List, AgiiPlus’ other business operations are neither subject to the restrictions or prohibitions in the Negative List nor listed as an encouraged industry in the Industry Guidelines on Encouraged Foreign Investment (2020 Version). In addition, the Negative List provides that if a domestic company engaging in the prohibited business stipulated in the Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. However, as the Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in February 2016, or the FITE Regulations, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor contemplating to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas.

In June 2015, the Ministry of Industry and Information Technology, or MIIT, issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-Commerce) Business to amend the relevant provisions in the FITE Regulations, allowing foreign investors to own more than 50% of equity interest in a value-added telecommunication service provider that “conducts e-commerce” business. However, other requirements provided by the FITE Regulations (such as the track record and experience requirement for a major foreign investor) still apply, and foreign investors are still prohibited from holding more than 50% of equity interest in a provider of other subcategories of value-added telecommunications services, or the VATS. The VIE operates its online service platform, MaxOffice. It is uncertain whether AgiiPlus’ contractual arrangements with AgiiPlus’ VIE will be deemed to be in violation of the market entry clearance requirements for foreign investment under the PRC laws and regulations. See “Risk Factors — Risks Factors Relating to Doing Business in China — Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of AgiiPlus’ current corporate structure, corporate governance, and operations.”

Measures on Reporting of Foreign Investment Information

The Measures on Reporting of Foreign Investment Information were jointly promulgated by the MOFCOM and the State Administration for Market Regulation on December 30, 2019 and became effective on January 1, 2020. Foreign investors carrying out investment activities in China directly or indirectly shall submit investment information to the commerce administrative authorities pursuant to these Measures. The investment information includes, among others, initial reports, change reports, deregistration reports, and annual reports.

Regulations Relating to Value-Added Telecommunication Services

Telecommunications Regulations

The Telecommunications Regulations of the PRC, or the Telecom Regulations, the primary governing law on telecommunication services, were issued by the State Council in September 2000 and most recently amended in February 2016. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “VATS.” A “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic telecommunications services or VATS. In December 2015, the MIIT released the Catalog of Telecommunication Business (2015 Version), or the 2015 Telecom Catalog, effective in March 2016 and most recently amended in June 2019. Under the 2015 Telecom Catalog, the information service business, continues to be categorized as value-added telecommunication services, and the information service business as defined under the 2015 Telecom Catalog includes information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services.

Administrative Measures for Telecommunications Business Operating Permit

In March 2009, the MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which became effective in April 2009 and were most recently amended in July 2017. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for VATS. The Telecom Permit Measures set forth the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close.

Administrative Measures on Internet Information Services

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which were most recently amended in January 2011. Under the Internet Measures, operators who engage in commercial internet information services shall obtain a VATS License for internet information service, or the ICP License, from the relevant government authorities before engaging in any commercial internet information services operations within China.

Administration of Mobile Internet Applications Information Services

In addition to the Telecommunications Regulations and other regulations above, mobile internet applications are specially regulated by the Regulations for the Administration of Mobile Internet Applications Information Services, or the APP Provisions, which were promulgated by the Cyberspace Administration of the PRC, or the CAC in June 2016 and became effective in August 2016. Pursuant to the APP Provisions, the APP information service providers shall satisfy relevant qualifications required by laws and regulations, strictly carry out the information security management responsibilities and fulfill their obligations in various aspects relating to the real-name system, protection of users’ information and the examination and management of information content. Shanghai Zhiban, that operates the online service platform, MaxOffice, has obtained value-added telecommunication license.

Regulations Relating to Advertising Business

The State Administration for Market Regulation, or the SAMR, is the primary governmental authority regulating advertising activities in China. Regulations that apply to the advertising business primarily include the Advertisement Law of the PRC, or the Advertisement Law, promulgated by the SCNPC in October 1994 and most recently amended in April 2021.

The Advertising Law set certain content requirements for advertisements, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing certain categories of advertisements that are subject to government censorship and approval, advertising distributors are obligated to confirm that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAMR or its local branches may suspense their advertisement publishing business or revoke such offenders’ business licenses.

In July 2016, the State Administration for Industry and Commerce (currently the SAMR) issued the Interim Measures for the Administration of Internet Advertising, or the Interim Measures, to regulate internet advertising activities. The Interim Measures, which became effective in September 2016, defined internet advertising as any commercial advertising that directly or indirectly promotes goods or services through websites, webpages, internet applications and other internet media in the forms of words, picture, audio, video or others, including promotion through emails, texts, images, video with embedded links and paid-for search results. According to the Interim Measures, an internet advertisement must be identifiable and clearly identified as an “advertisement” to the consumers. Paid search advertisements are required to be clearly distinguished from natural search results. In addition, the following internet advertising activities are prohibited: (i) providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; (ii) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or (iii) using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others. Internet advertisement publishers are required to verify relevant supporting documents and check the content of the advertisement and are prohibited from publishing any advertisement with unverified content or without all the necessary qualifications. Internet information service providers that are not involved in internet advertising business activities but simply provide information services are required to block any attempt to publish illegal advisements that they are aware of or should reasonably be aware of through their information services. AgiiPlus provides advertising service through its offline channels including Distrii workspaces and online channels including its proprietary apps and websites.

Regulations Relating to Internet Information Security and Privacy Protection

Several Provisions on Regulating the Market Order of Internet Information Services

The MIIT issued the Several Provisions on Regulating the Market Order of Internet Information Services, or the Several Provisions, in December 2011, which became effective in March 2012. Pursuant to the Several Provisions, internet information service providers may not collect any users’ personal information or provide any such information to third parties without the consent of the user.

An internet information service provider shall expressly inform the users of the method, content and purpose of the collection and processing of such users’ personal information and may only collect information necessary for the provision of its services. An internet information service provider is also required to properly maintain the users’ personal information, and in case of any leak or likely leak of the users’ personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority.

Decision of the SCNPC on Strengthening Internet Information Protection

The SCNPC has issued the Decision on Strengthening Internet Information Protection in December 2012. Pursuant to this decision, the State protects the electronic information that can identify the personal identity of citizens and that involves privacy of citizens. No organization or individual may obtain the personal electronic information of citizens by steal or other illegal means, nor sell or illegally provide certain information others. The Decision further set out the requirement for the internet service providers.

When collecting or using the personal electronic information of citizens in their business activities, the internet service providers shall follow the principle of lawfulness, properness and necessity, explicitly disclose their purposes, methods and scopes for collection and use of the information, and, upon consent of the information providers, may collect or use information without violation of the provisions of the laws and regulations and the agreement of both parties. Where the internet service providers collect and use the personal electronic information of citizens, they shall disclose the rules for such collection and use.

The network service providers as well as their personnel must keep in strict confidence of the personal electronic information of citizens collected in their business activities. They shall not divulge, distort or damage such information, or shall not sell or illegally provide certain information to others. Furthermore, the network service provider shall take technical measures and other necessary measures to ensure information security and prevent the disclosure, damage or loss of any personal electronic information of citizens collected in their business activities. In case of occurrence or possible occurrence of such disclosure, damage or loss of information, remedial measures shall be immediately taken.

Provisions on Protection of Personal Information of Telecommunications and Internet Users

Furthermore, MIIT’s Provisions on Protection of Personal Information of Telecommunications and Internet Users which was promulgated in July 2013 and became effective September 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers.

Ninth Amendment to the Criminal Law of the PRC

Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 2015 which became effective November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of:

•        any dissemination of illegal information in large scale;

•        any severe effect due to the leakage of the client’s information;

•        any serious loss of criminal evidence; or

•        other severe situation.

Any individual or entity that (a) sells or provides personal information to others in a way violating the applicable law, or (b) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and effective June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

Cyber Security Law

The SCNPC promulgated the Cyber Security Law in November 2016, which became effective in June 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the Constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others.

The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the China and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

Data Security Law

The Data Security Law of the PRC, which was promulgated by the SCNPC in June 2021 and took effect in September 2021, provides that China shall establish a data classification and grading protection system, formulate the important data catalogs to enhance the protection of important data. Processors of important data shall specify the person responsible for data security and management agencies to implement data security protection responsibilities. Relevant authorities will establish the measures for the cross-border transfer of important data. If any company violates the Data Security Law of the PRC to provide important data outside China, such company may be punished by administration sanctions, including penalties, fines, and/or suspension of relevant business or revocation of the business license.

The Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, which were issued by the General Office of the State Council and another authority in July 2021, require to speed up the revision of legislation on strengthening the confidentiality and archives coordination between regulators related to overseas issuance and listing of securities, and improvement to the legislation on data security, cross-border data flow, and management of confidential information. On January 4, 2022, the Cyberspace Administration of China and other related authorities released the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which will come into effect on February 15, 2022 and replace the current Measures for Cybersecurity Review after it becomes effective. The Cybersecurity Review Measures provides that, among others, an application for cyber security review shall be made by an issuer who is an internet platform operator before such issuer’s securities may be listed in a foreign country if the issuer possesses personal information of more than 1 million users, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services or data processing affect or may affect national security.

Law of Personal Information Protection

In August, 2021, the SCNPC promulgated the Law of Personal Information Protection of PRC, or the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law specifies the rules for handling sensitive personal information, which means personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or grave harm to personal or property security, including, but not limited to, information on biometric characteristics, financial accounts, and individual location tracking, as well as the personal information of minors under the age of 14. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt the necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered to correct or suspend or terminate the provision of services and be subject to confiscation of illegal income, fines or other penalties. AgiiPlus’ business involves collecting and retaining certain internal and customer data. AgiiPlus also maintains information about various aspects of its operations as well as regarding its employees. Therefore, AgiiPlus is required to comply with above applicable laws to keep strictly confidential the personal information that it collects, and to take adequate security measures to safeguard such information. See “Risk Factors — Risk Factors Relating to Doing Business in China — AgiiPlus may be liable for improper use or appropriation of personal information provided by AgiiPlus’ customers and any failure to comply with PRC laws and regulations over data security could result in materially adverse impact on AgiiPlus’ business and results of operations.”

Regulations on Intellectual Property Rights

In terms of international conventions, China has entered into (including but not limited to) the Agreement on Trade-Related Aspects of Intellectual Property Rights, the Paris Convention for the Protection of Industrial Property, the Madrid Agreement Concerning the International Registration of Marks and the Patent Cooperation Treaty.

Patents

Patents in the PRC are principally protected under the Patent Law of the PRC. According to the Patent Law of the PRC, which was promulgated by the SCNPC in March 1984, amended in September 1992, August 2000 and December 2008, and October 2020, and came into effect on June 1, 2021, and the Implementation Rules of the Patent Law of the PRC, which was promulgated by the State Council in June 2001 and amended in December 2002 and January 2010, there are three types of patents in the PRC: invention patents, utility model patents and design patents. The protection period is 20 years for an invention patent, 10 years for a utility model patent and 15 years for a design patent (10 years for a design patent filed on or before May 31, 2021), commencing from their respective date of application. The Chinese patent system adopts a “first-to-file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. A third party must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use can constitute an infringement of the patent rights. Any individual or entity that utilizes a patent or conducts any other activities that infringe a patent without prior authorization of the patent holder shall pay compensation to the patent holder and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. According to the Patent Law of the PRC, any organization or individual that applies for a patent in a foreign country for an invention or utility model patent established in China is required to report to the National Intellectual Property Administration (“NIPA”) for confidentiality examination. The recent amendment of the Patent Law of the PRC also sets up the framework and sets forth the provisions for patent linkage and patent term extension.

Trade Secrets

According to the PRC Anti-Unfair Competition Law, which was promulgated by the SCNPC in September 1993 and amended in November 2017 and April 2019, respectively, the term “trade secrets” refers to technical and business information that is unknown to the public, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the PRC Anti-Unfair Competition Law, business operators are prohibited from infringing others’ trade secrets by: (1) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item (1) above; (3) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence; or (4) instigating, inducing or assisting others to violate a confidentiality obligation or to violate a rights holder’s requirements on keeping confidentiality of trade secrets, disclosing, using or permitting others to use the trade secrets of the rights holder. If a third party knows or should have known any of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses trade secrets of others, the third party may be deemed to have committed a misappropriation of others’ trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may stop any illegal activities and fine infringing parties.

Copyright

The Copyright Law of the PRC, or the Copyright Law, was promulgated by the SCNPC in September 1990 and most recently amended in November 2020. Works of Chinese citizens, legal entities or other organizations, whether published or not, shall enjoy copyright in accordance with the Copyright Law. Works include computer software, works of fine art, drawings of engineering designs and product designs, other graphic works, and model works. Except as otherwise provided in the Copyright Law, copying, distributing, performing, screening, broadcasting, compiling, or distributing a work through the information network to the public, without the permission of the copyright owner, shall constitute infringements of copyrights.

Pursuant to the Computer Software Protection Regulations promulgated in June 1991 and most recently amended in January 2013, software developed by PRC citizens, legal persons or other organizations shall be automatically protected immediately after its development, whether published or not. Software copyright may be registered with the software registration agency appointed by the State Council copyright administrative department.

Trademarks

Registered trademarks are protected under the Trademark Law of the PRC promulgated by the SCNPC in August 1982, and amended in February 1993, October 2001, August 2013 and April 2019, respectively, and related rules and regulations. Trademarks are registered with the State Intellectual Property Office, formerly the Trademark Office of the State Administration of Industry and Commerce. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of this trademark may be rejected. According to the Trademark Law of the PRC, the period of validity for a registered trademark is ten years, commencing on the date of registration, which is renewable. The registrant shall go through the formalities for renewal within twelve months prior to the expiry date of the trademark if continued use is intended. Where the registrant fails to do so, a grace period of six months may be granted. The validity period for each renewal of registration is ten years, commencing on the day immediately after the expiry of the preceding period of validity for the trademark. In the absence of a renewal upon expiry, the registered trademark shall be revoked. Industrial and commercial administrative authorities have the authority to investigate any behavior that infringes the exclusive right under a registered trademark in accordance with the applicable law. In case of a suspected criminal offense, the case shall be timely referred to a judicial authority and decided according to the law.

Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names, which was promulgated by the MIIT in August 2017 and came into effect from November 2017, and the Implementing Rules on Registration of National Top-level Domain Names, which was promulgated by China Internet Network Information Center in and came into effect in June 2019. The MIIT is the main regulatory body responsible for the administration of PRC internet domain names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

Regulations on Real Estate Brokerage Business and Real Estate Agency Enterprises

Pursuant to the PRC Urban Real Estate Administration Law, real estate agencies include real estate brokerage agencies. Real estate agencies are required to have: (a) their own names and entities; (b) fixed premises to offer services; (c) necessary property and fund for operation; (d) adequate number of professionals; and (e) other conditions stipulated by laws and administrative regulations. To establish a real estate brokerage agency, one shall apply for incorporation registration of such real estate brokerage agency with the competent local administrative market regulatory department to obtain its business license before opening its business operation.

Specifically, the real estate brokerage business in China is primarily governed by the Real Estate Brokerage Administrative Measures, which was jointly promulgated by the Ministry of Housing and Urban-Rural Development (the “MOHURD”), the NDRC and the Ministry of Human Resources and Social Security on January 20, 2011 and amended on April 1, 2016. Pursuant to the Real Estate Brokerage Administrative Measures, the real estate brokerage business refers to the activities of providing intermediary and agency services to and collecting commissions from clients by real estate brokerage institutions and real estate brokers for purpose of promoting real estate transactions. To qualify as a real estate brokerage institution, an entity and its branches shall have sufficient number of qualified real estate brokers and file with the local counterpart of the MOHURD within 30 days after obtaining its business license. The real estate brokerage services shall be uniformly undertaken by real estate brokerage institution, with the service remunerations collected by the agencies collectively. Branches shall undertake businesses in the name of the parental real-estate agencies. Individual real estate brokers are not allowed to undertake real estate brokerage services in his/her own behalf. In addition, real estate brokerage entity which provide real estate brokerage services such as providing real estate information, on-site house viewing, and contract drafting shall enter into written real estate brokerage service agreements with their clients. Real estate brokerage agencies shall not charge any fee that is not published to the public and shall not use false or misleading price contents and other pricing technique to cheat on clients. Furthermore, real estate brokerage institutions and brokers must not: (a) counterfeit and disseminate the price-up information, or gang up with real-estate developers or operators to reserve premises for higher price and manipulate the market price; (b) conceal the real housing transaction information from the interested parties, and earn price discrepancies between lower buy-in price and higher sell-out (rent) price; (c) solicit business through improper means such as concealing, fraud, coercing or bribing, or lure/force real estate buyers into transaction; (d) disclose or improperly use the personal information/business secret of real estate buyers to seek unjust profits; (e) for illegal purposes such as evasion of property transaction tax, sign contracts of different prices for the same house; (f) change the internal structure of the house and divide them for rental; (g) embezzle and misappropriate the property transaction capital; (h) buy or rent his/her own agented house; (i) offer brokerage services with respect to indemnificatory houses that are not permitted to be sold or prohibited-for-sales houses; and (j) conduct other behaviors prohibited by laws and regulations.

According to the Opinions on Strengthening the Management over Real Estate Agencies to Promote Healthier Development of the Industry as jointly promulgated and implemented on July 29, 2016 by the MOHURD and other authorities, governmental departments undertake enhanced regulation of real estate brokerage institutions. Real estate brokerage institutions are required to check the ownership information of the property and the identification for the client before publication of the property information. Upon approval of the client, the agency shall verify the ownership information in the competent real estate department and prepare specification of the house conditions. The property information published shall be authentic, comprehensive and accurate. The agency shall not publish the information of the properties without the prior written authorization of owner and shall not conceal the mortgage status of the property or other relevant information of the transaction. The real estate agency shall not in any form force client to take service of any financial institution it appoints. Property information shall be removed within 2 working days upon its sale or rental.

As of the date of this proxy statement/prospectus, Beijing Huiying Real Estate Agency Co., Ltd. and Beijing Tangtang Huiying Real Estate Agency Co., Ltd. have not completed such filings with the relevant local real estate administrative authorities because the local real estate administrative authorities have not processed such filing applications for the time being. See “Risk Factors — Risk Factors Relating to Doing Business in China — Any lack of requisite approvals, licenses or permits applicable to AgiiPlus’ business may materially adversely affect AgiiPlus’ business, financial condition and results of operations.”

Regulations Relating to Space Design Services and Construction Services in China

The Construction Law of the PRC, or the Construction Law, was promulgated by the SCNPC in November 1997 and most recently amended in April 2019. Pursuant to the Construction Law, construction enterprises, survey units, design units and project supervision units engaging in construction activities shall be classified under different qualification grade based on qualification criteria such as their registered capital, technical professionals, technical equipment owned and track records of completed construction projects, etc., and may engage in construction activities within the scope permitted by their qualification grade upon passing examination of qualifications and obtaining the qualification certificate of corresponding grade. Contractors contracting projects without obtaining a qualification certificate shall be clamped down and be subject to a fine; illegal income, if any, shall be confiscated. Prior to commencement of a construction project, the developer shall apply to the construction administrative authorities of a People’s Government of county level and above at the location of the project for a construction permit pursuant to the relevant provisions, except for small projects below the limit determined by the construction administrative authorities of the State Council. Persons who violate the provisions of the Construction Law in carrying out unauthorized construction without obtaining a construction permit or approval of work commencement report shall be ordered to make correction; projects which do not satisfy the criteria for commencement of work shall be ordered to stop construction and a fine may be imposed.

Regulations on the Quality Management of Construction Projects was promulgated by the State Council in January 2000 and most recently amended in April 2019. Pursuant to the Regulations on the Quality Management

of Construction Projects, where a design or construction entity undertakes a project before obtaining a qualification certificate, it shall be banned and fined. If there are any illegal proceeds, such illegal gains shall be confiscated. A construction project may not be delivered for use until it has passed the acceptance inspection. Where the owner of a construction project, in violation of the Regulations on the Quality Management of Construction Projects, commits any of the following acts, it shall be ordered to make corrections, and shall be imposed a fine of not less than 2% but not more than 4% of the contractual project price; if any losses have been caused, it shall be liable for making compensation: (1) arbitrarily delivering the project for use before organizing the acceptance inspection; (2) arbitrarily delivering the project for use in the event that the project has not passed the acceptance inspection; or (3) inspecting and accepting a substandard construction project as one which is up to standard.

Regulations Relating to Food Business Operation

The Food Safety Law of the PRC, or the Food Safety Law, was promulgated by the SCNPC in February 2009 and most recently amended in April 2021. The Food Safety Law is formulated for the purposes of ensuring food safety and safeguarding the physical health and life of members of the public. Persons engaging in food manufacturing and processing, circulation of food, and storage and transportation of food in the PRC shall comply with this law. Under the Food Safety Law, food business operators shall be accountable for the safety of food consumers, comply with food safety standards, and satisfy the specific requirements. The Administrative Measures for Food Business Permitting, or the Food Business Permitting Measures, were promulgated by China Food and Drug Administration in August 2015 and most recently amended in November 2017. According to the Food Business Permitting Measures, an enterprise shall obtain a food business permit prior to engaging in food sale and catering services within the territory of the PRC. The principle of one permit per enterprise is applied to the food business permitting. When applying for the food business permit, food business operators should meet certain conditions in accordance with laws and regulations, including but not limited to requirements on places for food processing, storing, and selling, operational equipment and facilities, food safety management personnel, regulations and rules on food safety assurance, reasonable equipment layout, and technological processes.

AgiiPlus has not obtained food operation licenses for some of its workspaces which offer food or beverage products, and AgiiPlus is in the process of application for such food operation licenses for these workspaces. See “Risk Factors — Risk Factors Relating to Doing Business in China — Any lack of requisite approvals, licenses or permits applicable to AgiiPlus’ business may materially adversely affect AgiiPlus’ business, financial condition and results of operations.”

Regulations Relating to Tax in the PRC

Income Tax

Pursuant to the Enterprise Income Tax Law of the PRC, or the Enterprise Income Tax Law, which was promulgated on March 16, 2007, and most recently amended on December 29, 2018 (the latest amendment was implemented from December 29, 2018) and the Implementation Regulations for the Enterprise Income Tax Law of the PRC enacted on December 6, 2007 and most recently amended on April 23, 2019, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in the PRC in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual administration is conducted in the PRC. Non-resident enterprises refers to enterprises that are established in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, with established institutions or premises in the PRC or income generated from inside the PRC. The Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects.

In April 2009, the Ministry of Finance, or MOF, and SAT, jointly issued the Announcement on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or the SAT Circular 59. In December 2009, SAT issued the Announcement on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or the SAT Circular 698. Both the SAT Circular 59 and the SAT Circular 698 became effective retroactively as of January 2008.

In February 2011, SAT issued the Announcement on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or the SAT Circular 24, which became effective in April 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

In February 2015, the SAT issued the Announcement of SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or the SAT Circular 7, to supersede existing provisions in relation to the indirect transfer as set forth in the SAT Circular 698, while the other provisions of the SAT Circular 698 remain in force. Pursuant to the SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax.

SAT Circular 7 provides two exemptions: (i) where a non-resident enterprise derives income from the indirect transfer of PRC taxable assets by acquiring and selling equity interests of the same listed overseas company on a public market; and (ii) where the non-resident enterprise had directly held and transferred such PRC taxable assets, the income from the transfer of such PRC taxable assets would have been exempted from enterprise income tax in the PRC under an applicable tax treaty or arrangement. Therefore, a shareholder buying and selling PubCo’s shares on a public market after the completion of the Business Combination is unlikely to be considered as an indirect transfer of equity interests or other assets in AgiiPlus’ PRC subsidiaries, and AgiiPlus’ VIE and its subsidiaries.

The Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37 was promulgated by the SAT in October 2017 and amended in June 2018, which replaced or supplemented certain previous provisions in the SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the SAT Circular 7 and other regulations, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Value-added Tax

According to the Interim Regulations of the PRC on Value-added Tax promulgated on December 13, 1993, most recently amended on November 19, 2017 (the latest amendment was implemented from November 19, 2017), and the Detailed Rules for the Implementation of the Interim Regulations of the PRC on Value-Added Tax promulgated on December 25, 1993, most recently revised on October 28, 2011 (the latest revision became effective from November 1, 2011), all entities and individuals in the PRC engaging in sale of goods or labor services of processing, repair, replacement, or sale of services, intangible assets, immovables, or import of goods are required to pay value-added tax for the added value derived from the process of processing, sale or services.

According to the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value added Tax to Replace Business Tax, which was promulgated by the Ministry of Finance and the SAT in March 2016 and most recently amended in April 2019, the pilot program of the collection of value-added tax in lieu of business tax shall be promoted nationwide in a comprehensive manner as of May 1, 2016, and all taxpayer of business tax engaged in the building industry, the real estate industry, the financial industry and the life service industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax.

According to the Circular of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, which was promulgated on April 4, 2018 and became effective on May 1, 2018, where a taxpayer engages in value-added tax taxable sales activities or import of goods, the previous applicable value-added tax rates of 17% and 11% are adjusted to be 16% and 10% respectively.

According to the Circular on Policies to Deepen Value-added Tax Reform, which was promulgated on March 20, 2019 and became effective on April 1, 2019, for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively.

Regulations Relating to Labor Protection in the PRC

Labor Law and Labor Contract Law

The Labor Law of the PRC was promulgated by the SCNPC on July 5, 1994 and was most recently amended on December 29, 2018 (the latest revised version became effective from December 29, 2018). The PRC Labor Contract Law was promulgated by the SCNPC on June 29, 2007 and was amended on December 28, 2012 (the latest revised version became effective from July 1, 2013). The Implementing Regulations of the Labor Contract Law of the PRC were promulgated and became effective on September 18, 2008. These laws together govern issues in relation to employment contracts, settlement of labor dispute, labor remuneration, protection of occupational safety and healthcare, social insurance and welfare, and others. Written employment contracts must be entered into in order to establish the labor relationship between employers and employees. Employers are also required to pay wages no lower than the local minimum wage standards to their employees.

Social Insurance and Housing Provident Funds

The Social Insurance Law of the PRC, which was promulgated by the SCNPC on October 28, 2010 and amended on December 29, 2018, governs the PRC social insurance system. According to the Social Insurance Law of the PRC, the Regulations on Occupational Injury Insurance effective as of January 1, 2004 and as amended on December 20, 2010, the Interim Measures concerning the Maternity Insurance for Enterprise Employees effective as of January 1, 1995, the Interim Regulations concerning the Levy of Social Insurance effective as of January 22, 1999 and most recently amended on March 24, 2019, employers and/or employees (as the case may be) to register social insurance with competent authorities and contribute required amount of social insurance funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance and maternity insurance. Employers who fail to complete social security registration shall be ordered by the social security administrative authorities to rectify within a stipulated period. If rectification is not made within the stipulated period, such employer shall be subject to a fine ranging from one to three times the amount of the social security premiums payable, and the directly accountable person(s)-in-charge and other directly accountable personnel shall be subject to a fine ranging from RMB500 to RMB3,000. Employers who fail to promptly contribute social security premiums in full amount shall be ordered by the social security premium collection agency to make such contributions or make up the difference within a stipulated period and be subject to a late payment fine of 0.05% of the overdue payment from the payment due date. If such overdue payment is not made within the stipulated period, the relevant administrative authorities shall impose a fine ranging from one to three times the amount of the amount in arrears.

Under the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Council on April 3, 1999 and most recently amended on March 24, 2019, an employer shall make contribution registration with the housing provident fund management and complete the formalities of opening housing provident fund accounts for its employees. If an employer fails to undertake the registration or fails to go through the formalities of opening housing provident fund accounts for its employees, the housing provident fund management center shall order such employer to go through the formalities within a prescribed time limit. Employers who fail to do so within the time limit shall be subject to a fine ranging from RMB10,000 to RMB50,000. If an employer fails to make timely contributions to the housing provident fund in the full amount, the housing provident fund management center shall order such employer to make such contributions or make up the difference within a prescribed time limit. If employers fail to comply within the prescribed time limit, the housing provident fund management center may submit an application to a people’s court for compulsory enforcement.

As of the date of this proxy statement/prospectus, AgiiPlus has not made adequate contributions to the above employee benefits for some of AgiiPlus’ employees. See “Risk Factors — Risk Factors Relating to Doing Business in China — AgiiPlus may be required to make additional contributions of social insurance and housing fund and be subject to late payments and fines imposed by relevant governmental authorities.”

Regulations Relating to Foreign Exchange

General Administration of Foreign Exchange

Foreign exchange in the PRC is mainly regulated by the Foreign Exchange Administration Regulations, which was promulgated by the State Council in January 1996 and most recently amended in August 2008. Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of the PRC, unless prior approval is obtained from the State Administration of Foreign Exchange, or the SAFE, and/or prior registration with the SAFE is made.

Pursuant to the Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59 which was promulgated on November 19, 2012, and became effective on December 17, 2012 and was revised on May 4, 2015, October 10, 2018 and December 30, 2019 respectively, the approval is not required for the opening of an account entry in foreign exchange accounts under direct investment or for domestic transfer of the foreign exchange under direct investment. SAFE Circular 59 also simplifies the capital verification and confirmation formalities for foreign invested enterprises, the foreign capital and foreign exchange registration formalities required for the foreign investors to acquire the equity interests and foreign exchange registration formalities required for the foreign investors to acquire the equity interests of Chinese party, and further improves the administration on exchange settlement of foreign exchange capital of foreign invested enterprises.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment (the “SAFE Circular 13”), which took effect on June 1, 2015 and was amended on December 30, 2019. In accordance with the SAFE Circular 13, banks will review and carry out foreign exchange registration under domestic direct investment and overseas direct investment, and SAFE and its branches shall indirectly supervise banks for foreign exchange registration of direct investment.

On March 30, 2015, SAFE issued the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises (the “SAFE Circular 19”), which took effect on June 1, 2015. SAFE further issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (the “SAFE Circular 16”) and the Notice on Annulling five Foreign Exchange Management Normative Documents and clauses of seven Foreign Exchange Management Normative Documents, which, among other things, amend certain provisions of SAFE Circular 19. According to SAFE Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

Regulations in Relation to Offshore Investment

Pursuant to the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, issued by the SAFE on July 4, 2014 and implemented from the same date, for the purposes of investment and financing, domestic residents establishing directly or indirectly controlled overseas special purpose vehicles (“SPV”) shall apply to the foreign exchange bureau to complete foreign exchange registration formalities prior to making capital contribution into their SPVs with their legitimate assets or interests. For an overseas special purpose vehicle which has completed registration formalities, where there is any change in the basic information such as domestic resident individual shareholder, name, term of business, or if a significant change occurs such as increase or decrease of capital contribution, equity transfer or exchange by domestic resident individual, merger or division, modifications to the foreign exchange registration shall be promptly completed and filed with the foreign exchange bureau.

The SAFE Circular 13 has further revised the SAFE Circular 37 by requiring domestic residents to register with qualified banks rather than the SAFE or its local counterparts in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Regulations Relating to Dividend Distributions

According to the Company Law of the PRC, companies in China shall contribute 10% of the profits into their statutory surplus reserve upon distribution of their post-tax profits of the current year until the aggregate sum of the statutory surplus reserve reaches 50% of their registered capital. Where the balance of the statutory surplus reserve of a company is insufficient to make good its losses in the previous year, the company shall make good such losses using its profits of the current year before making contribution to the statutory surplus reserve.

According to the PRC Foreign Investment Law, foreign investors may freely remit into or out of China, in Renminbi or any other foreign currency, their capital contributions, profits, capital gains, income from asset disposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income and so on within the territory of China.

Regulations Relating to M&A and Overseas Listings

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009. The M&A Rules require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require offshore SPV formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas. On December 24, 2021, the CSRC promulgated the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), which require that a PRC domestic enterprise which intends to complete a direct or indirect overseas issuance and listing of securities to complete the filing procedures with the CSRC within three working days after it submits its listing applications, within three working days after it completes its issuance of securities, and under certain other circumstances. An overseas offering and listing of securities is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is prohibited under specific clauses in national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing in overseas market may constitute a threat to or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with applicable laws; (iii) there are material ownership disputes over the equity, major assets, and core technology, etc., of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders and actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigations for suspicion of criminal offenses or under investigations for suspicion of major violations; (v) if, in the past three years, the directors, supervisors, or senior executives of the enterprise seeking overseas offering and listing have been subject to administrative punishments for severe violations, or are currently under judicial investigations for suspicion of criminal offenses or under investigations for suspicion of major violations; and (vi) other circumstances as prescribed by the State Council.

CERTAIN TRANSACTIONS

Certain Transactions of Goldenbridge

In August 2019, 10,000 ordinary shares of Goldenbridge were sold to the Sponsor. In September 2020, Goldenbridge issued another 1,427,500 ordinary shares resulting in an aggregate of 1,437,500 ordinary shares outstanding to the Sponsor and Goldenbridge directors and officers, which we refer to throughout this prospectus as the “insider shares,” for an aggregate purchase price of $25,000, or approximately $0.017 per share. In January 2021, the Sponsor transferred part of its insider shares to Golden Bridge Holding, LLC, Scienjoy Inc., Lucky Link International Limited, and Can Wu, and after such transfers, the Sponsor currently owns 120,583 ordinary shares.

Simultaneously with the closing of the IPO, the Company consummated the private placement with certain of its initial shareholders of 350,000 units at a price of $10.00 per Private Unit, generating total proceeds of $3,500,000.

In order to meet our working capital needs following the consummation of the IPO, our initial shareholders, officers and directors and their respective affiliates may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the lender’s discretion, up to $500,000 of the notes may be converted upon consummation of our business combination into private units at a price of $10.00 per unit (which, for example, would result in the holders being issued units to acquire 55,000 ordinary shares (which includes 5,000 shares issuable upon conversion of rights) and warrants to purchase 25,000 ordinary shares if $500,000 of notes were so converted). Our shareholders have approved the issuance of the units and underlying securities upon conversion of such notes, to the extent the holder wishes to so convert them at the time of the consummation of our initial business combination. If we do not complete a business combination, the loans would be repaid out of funds not held in the trust account, and only to the extent available.

The holders of our insider shares issued and outstanding prior to the date of the IPO, as well as the holders of the private units (and all underlying securities) and any securities our initial shareholders, officers, directors or their affiliates may be issued in payment of working capital loans made to us, will be entitled to registration rights pursuant to offering registration rights agreement. The holders of a majority of these securities are entitled to make up to two demands that we register such securities. The holders of the majority of the insider shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the private units or securities issued in payment of working capital loans made to us can elect to exercise these registration rights at any time after we consummate a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

We will reimburse our officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account and the interest income earned on the amounts held in the trust account, such expenses would not be reimbursed by us unless we consummate an initial business combination. Our audit committee will review and approve all reimbursements and payments made to any initial shareholder or member of our management team, or our or their respective affiliates, and any reimbursements and payments made to members of our audit committee will be reviewed and approved by our Board of Directors, with any interested director abstaining from such review and approval.

Other than the $10,000 per month administrative fee paid to Golden Bridge Capital Limited, which is also owned by Mr. Jining Li, Goldenbridge’s director and also the affiliate of the Sponsor, and HK$50,000 (or approximately US$6,427 based on an exchange rate of HK$7.78 to US$1.00 on August 23, 2021) per month has been paid since June 2020 to Yongsheng Liu, our Chief Executive Officer, for his services to us, no compensation of any kind, including finders, consulting or other similar fees, has been paid or will be paid to any of our existing shareholders, including our directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, such individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors and audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

On February 22, 2022, we issued one unsecured promissory note in an amount of $575,000, to AgiiPlus, in exchange for AgiiPlus depositing such amount into our trust account in order to extend time available for us to complete the Business Combination to June 4, 2022. The note does not bear interest and mature upon closing of the Business Combination. In addition, the note may be converted at the lender’s discretion into units identical to the units issued in the IPO at a price of $10.00 per unit.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions, including the payment of any compensation, will require prior approval by a majority of our uninterested “independent” directors (to the extent we have any) or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested “independent” directors (or, if there are no “independent” directors, our disinterested directors) determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

Related Party Policy

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our ordinary shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

We also require each of our directors and executive officers to annually complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

Our Audit Committee, pursuant to its written charter, will be responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by our audit committee and a majority of our uninterested “independent” directors, or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our audit committee and a majority of our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties. Additionally, we require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize potential conflicts of interest, we have agreed not to consummate a business combination with an entity which is affiliated with any of our initial shareholders unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated shareholders from a financial point of view. Furthermore, in no event will any of our existing officers, directors or initial shareholders, or any entity with which they are affiliated, be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of a business combination.

Certain Transactions of AgiiPlus

Definition of Related Parties

AgiiPlus considers a party to be a related party if it has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. AgiiPlus has the following related parities:

a.      Executive officers or directors

b.      Entities that an executive officer or director could control or exercise significant influences over

c.      Principal shareholders

d.      Non-controlling shareholder that has significant influence over a subsidiary

e.      Entities under common control

f.       Entities that (c) or (d) could exercise significant influence over

g.      Entities under common control with (c) or (d)

h.      Entities that the Company could exercise significant influence over

i.       Shareholders of (h)

j.       Principal holders of preferred shares

Related Party Transactions During the Six Months Ended June 30, 2020 and 2021

Balances

AgiiPlus had the following related party balances:

Due from related parties

		As of
	Relationship	December 31, 2020	June 30 2021
		RMB (in thousands)	RMB (in thousands)
Shanghai Jingli Investment Partnership (Limited Partnership)	c	1,326	—
Ningbo Xiangbao Cooperation Zone Nayun Enterprise Management Consulting Partnership (Limited Partnership)	b	21	24
Ningbo Xiangbao Cooperation Zone Nahe Enterprise Management Consulting Partnership (Limited Partnership)	b	21	24
Shanghai Jingheng Investment Co., Ltd.	b	6	6
Total		1,374	54

These receivables are unsecured, interest free and due on demand.

During the six months ended June 30, 2020, AgiiPlus advanced approximately RMB771,000 to its related parties. During the six months ended June 30, 2021, AgiiPlus advanced approximately RMB6,000 to its related parties, and received repayments in the amount of RMB1,326,000 from its related parties.

During the six months ended June 30, 2020 and 2021, AgiiPlus had written off approximately RMB473,000 and nil of amounts due from a related party, respectively.

Due to a related party

		As of
	Relationship	December 31 2020	June 30 2021
		RMB (in thousands)	RMB (in thousands)
CDL Properties Ltd.	f	4,669	4,236
Due to a related party, non-current		4,032	3,616
Due to a related party, current		637	620

AgiiPlus’ balance due to CDL Properties Ltd. is unsecured, interest free, repaid in installments with the full amount matures in April 2028. Repayments required within one year from June 30, 2020 and 2021 are included in the current portion of due to a related party.

During the six months ended June 30, 2020, AgiiPlus received nil from its related party, and repaid approximately RMB428,000 to its related party. During the six months ended June 30, 2021, AgiiPlus received nil from its related party, and repaid approximately RMB432,000 to its related party.

Accounts receivable and contract assets — related parties, net

		As of
	Relationship	December 31, 2020	June 30 2021
		RMB (in thousands)	RMB (in thousands)
Shanghai Demao Construction Engineering Co., Ltd.	d	2,618	2,619
CDL Properties Ltd.	f	253	261
Shanghai Yulan Real Estate Development Co., Ltd.	f	5,230	567
Shanghai Hansheng Enterprise Management Co., Ltd.	f	253	—
City Developments Limited	f	95	—
Less: Allowance of credit losses		(49)	(137)
Total		8,400	3,310

Prepaid expenses and other current assets — related parties

		As of
	Relationship	December 31, 2020	June 30, 2021
		RMB (in thousands)	RMB (in thousands)
Beijing Foreign Enterprise Shuangxin Property Management Co., Ltd.	g	46	6
Beijing Dehexingye Investment Management Co., Ltd.	i	—	674
Beijing Foreign Enterprise Human Resources Service Co., Ltd.	g	10	—
Beijing Foreign Enterprise Talent Network Technology Service Co., Ltd.	g	73	—
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd.	g	—	6
Beijing Zhongguanyayuan Enterprise Management Co., Ltd.	g	—	3
CDL Properties Ltd.	f	142	138
Total		271	827

Lease incentives receivable — related parties, net

		As of
	Relationship	December 31, 2020	June 30 2021
		RMB (in thousands)	RMB (in thousands)
Shanghai Demao Construction Engineering Co., Ltd.	d	372	328
Shanghai Hansheng Enterprise Management Co., Ltd.	f	118	—
Less: Allowance of credit losses		(9)	(13)
Total		481	315

Operating lease right-of-use assets — related parties, net

		As of
	Relationship	December 31, 2020	June 30, 2021
		RMB (in thousands)	RMB (in thousands)
Shanghai Zhaoliang Advertising Co., Ltd.	g	9,700	7,580
CDL Properties Ltd.	f	120,838	114,398
Shanghai Yulan Real Estate Development Co., Ltd.	f	50,893	49,073
Shanghai Hansheng Enterprise Management Co., Ltd.	f	39,815	36,510
Beijing Dehexingye Investment Management Co., Ltd.	i	123,052	113,659
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd.(1)	g	49,574	40,636
Total		393,872	361,856

____________

(1)      Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd. are subsidiaries of Jingrui Real Estate (Group) Co., Ltd., a shareholder of AgiiPlus. The lessor of the lease changed from Beijing Zhongguanxinyuan Enterprise Management Co., Ltd. and Beijing Zhongguanyayuan Enterprise Management Co., Ltd. to Beijing Jingsheng Hotel Management Co., Ltd. in November 2020.

Rental deposits — related parties

		As of
	Relationship	December 31, 2020	June 30, 2021
		RMB (in thousands)	RMB (in thousands)
Shanghai Zhaoliang Advertising Co., Ltd.	g	1,294	1,294
CDL Properties Ltd.	f	2,466	2,401
Shanghai Hansheng Enterprise Management Co., Ltd.	f	1,716	1,716
Beijing Dehexingye Investment Management Co., Ltd.	i	4,840	4,840
Beijing Xindi Real Estate Development Co., Ltd.	g	1,058	377
Beijing Foreign Enterprise Shuangxin Property Management Co., Ltd.	g	176	176
Beijing Jingsheng Hotel Management Co., Ltd.	g	1,878	1,878
Beijing Foreign Enterprise International Business Service Co., Ltd	g	740	740
Total		14,168	13,422

Convertible debts — related parties

		As of
	Relationship	December 31, 2020	June 30, 2021
		RMB (in thousands)	RMB (in thousands)
CITY CONNECTED COMMUNITIES PTE. LTD	j	50,000	50,000
Suzhou Helan Investment Partnership (Limited Partnership)	j	7,000	7,000
Total		57,000	57,000

AgiiPlus has entered into two convertible debts with its related parties, CITY CONNECTED COMMUNITIES PTE. LTD and Suzhou Helan Investment Partnership (Limited Partnership), respectively. For details, see Note 10 to AgiiPlus unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Borrowings — guarantee

AgiiPlus entered into a one-year loan agreement to obtain a loan of RMB2,000,000 with Postal Savings Bank of China in 2020, with annual interest rate of 5.50%. A principal shareholder, Shanghai Jingli Investment Partnership (Limited Partnership) provides guarantee for the loan.

Accounts payable — related parties

		As of
	Relationship	December 31, 2020	June 30, 2021
		RMB (in thousands)	RMB (in thousands)
Shanghai Demao Construction Engineering Co., Ltd.	d	2,144	3,227
Beijing Foreign Enterprise Shuangxin Property Management Co., Ltd.	g	392	829
Beijing Foreign Enterprise Investment Shanghai Co., Ltd.	d	110	169
Beijing Foreign Enterprise Talent Network Technology Service Co., Ltd.	g	37	—
Beijing Xindi Real Estate Development Co., Ltd.	g	7,547	7,710
Beijing Foreign Enterprise International Business Service Co., Ltd	g	595	352
CDL Properties Ltd.	f	—	18
Shanghai Hansheng Enterprise Management Co., Ltd.	f	—	1
Total		10,825	12,306

Contract liabilities — related parties

		As of
	Relationship	December 31, 2020	June 30, 2021
		RMB (in thousands)	RMB (in thousands)
CDL Properties Ltd.	f	202	327
Beijing Foreign Enterprise Deke Human Resources Service Shanghai Co., Ltd.	g	23	—
Beijing Foreign Enterprise Investment Shanghai Co., Ltd.	d	—	46
City Developments Limited	f	78	239
Beijing Foreign Enterprise Marketing Consultation Co., Ltd.	g	77	—
Total		380	612

Accrued expenses and other current liabilities — related parties

		As of
	Relationship	December 31, 2020	June 30, 2021
		RMB (in thousands)	RMB (in thousands)
CITY CONNECTED COMMUNITIES PTE. LTD	j	2,349	1,355
Suzhou Helan Investment Partnership (Limited Partnership)	j	19	129
Total		2,368	1,484

Rental retainer from tenants — related parties, current

		As of
	Relationship	December 31, 2020	June 30, 2021
		RMB (in thousands)	RMB (in thousands)
City Developments Limited	f	4	4
Beijing Foreign Enterprise Marketing Consultation Co., Ltd.	g	—	414
Beijing Foreign Enterprise Investment Shanghai Co., Ltd.	d	—	36
Total		4	454

Rental retainer from tenants — related parties, non-current

		As of
	Relationship	December 31, 2020	June 30, 2021
		RMB (in thousands)	RMB (in thousands)
Beijing Foreign Enterprise Marketing Consultation Co., Ltd.	g	442	—
Total		442	—

Operating lease liabilities — related parties, current

		As of
	Relationship	December 31, 2020	June 30, 2021
		RMB (in thousands)	RMB (in thousands)
Shanghai Zhaoliang Advertising Co., Ltd.	g	11,576	15,907
Shanghai Hansheng Enterprise Management Co., Ltd.	f	9,632	7,868
Shanghai Yulan Real Estate Development Co., Ltd.	f	6,215	7,082
Beijing Dehexingye Investment Management Co., Ltd.	i	24,693	25,673
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd.(1)	g	27,380	25,926
CDL Properties Ltd.	f	30,247	28,492
Total		109,743	110,948

____________

(1)      Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd. are subsidiaries of Jingrui Real Estate (Group) Co., Ltd., a shareholder of AgiiPlus. The lessor of the lease changed from Beijing Zhongguanxinyuan Enterprise Management Co., Ltd. and Beijing Zhongguanyayuan Enterprise Management Co., Ltd. to Beijing Jingsheng Hotel Management Co., Ltd. in November 2020.

Operating lease liabilities — related parties, non-current

		As of
	Relationship	December 31, 2020	June 30, 2021
		RMB	RMB
Shanghai Zhaoliang Advertising Co., Ltd.	g	8,015	4,386
Shanghai Hansheng Enterprise Management Co., Ltd.	f	54,354	52,199
Shanghai Yulan Real Estate Development Co., Ltd.	f	62,525	60,370
Beijing Dehexingye Investment Management Co., Ltd.	i	106,972	96,858
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd.(1)	g	29,286	20,045
CDL Properties Ltd.	f	106,789	99,859
Total		367,941	333,717

____________

(1)      Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd. are subsidiaries of Jingrui Real Estate (Group) Co., Ltd., a shareholder of AgiiPlus. The lessor of the lease changed from Beijing Zhongguanxinyuan Enterprise Management Co., Ltd. and Beijing Zhongguanyayuan Enterprise Management Co., Ltd. to Beijing Jingsheng Hotel Management Co., Ltd. in November 2020.

Transactions

Workspace leasing & operation revenue — related parties

		For the Six Months Ended June 30,
	Relationship	2020	2021
		RMB (in thousands)	RMB (in thousands)
Shanghai Yulan Real Estate Development Co., Ltd.	f	69	—
Beijing Foreign Enterprise Marketing Consultation Co., Ltd.	g	840	362
Beijing Foreign Enterprise Investment Shanghai Co., Ltd.	d	—	92
Beijing Foreign Enterprise Deke Human Resources Service Shanghai Co., Ltd.	g	—	120
Total		909	574

Renovation & smart building technology revenue — related parties

		For the Six Months Ended June 30,
	Relationship	2020	2021
		RMB (in thousands)	RMB (in thousands)
Shanghai Demao Construction Engineering Co., Ltd.	d	13,485	—
Beijing Foreign Enterprise Deke Human Resources Service Shanghai Co.,Ltd.	g	58	—
CDL Properties Ltd.	f	2,534	153
CDL Management Services Pte Ltd.	f	180	93
City Developments Limited	f	—	124
CDL Pegasus Pte Ltd.	f	—	6
CDL Regulus Pte Ltd.	f	—	2
Total		16,257	378

Brokerage & enterprise service revenue — related parties

		For the Six Months Ended June 30,
	Relationship	2020	2021
		RMB (in thousands)	RMB (in thousands)
CDL Properties Ltd.	f	2	3
Shanghai Yulan Real Estate Development Co., Ltd.	f	—	312
Shanghai Jingli Investment Partnership (Limited Partnership)	c	—	3
Beijing Jialong Banban Technology Development Co., Ltd.	h	8	—
Total		10	318

Workspace leasing & operation cost — related parties

		For the Six Months Ended June 30,
	Relationship	2020	2021
		RMB (in thousands)	RMB (in thousands)
Shanghai Zhaoliang Advertising Co., Ltd.	g	2,088	3,487
Shanghai Yulan Real Estate Development Co., Ltd.	f	668	4,009
Beijing Dehexingye Investment Management Co., Ltd.	i	14,712	13,481
Beijing Xindi Real Estate Development Co., Ltd.	g	4,149	—
Shanghai Hansheng Enterprise Management Co., Ltd.	f	2,530	3,120
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd.(1)	g	8,475	10,316
Beijing Foreign Enterprise International Business Service Co., Ltd.	g	910	—
Beijing Foreign Enterprise Shuangxin Property Management Co., Ltd.	g	1,168	544
Beijing Foreign Enterprise Chenguang Labor Service Co., Ltd.	g	35	19
CDL Properties Ltd.	f	12,420	9,251
Total		47,155	44,227

____________

(1)      Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd. are subsidiaries of Jingrui Real Estate (Group) Co., Ltd., a shareholder of AgiiPlus. The lessor of the lease changed from Beijing Zhongguanxinyuan Enterprise Management Co., Ltd. and Beijing Zhongguanyayuan Enterprise Management Co., Ltd. to Beijing Jingsheng Hotel Management Co., Ltd. in November 2020.

Brokerage & enterprise service cost — related parties

		For the Six Months Ended June 30,
	Relationship	2020	2021
		RMB	RMB
Beijing Dehexingye Investment Management Co., Ltd.	i	183	—
Beijing Jingsheng Hotel Management Co., Ltd.	g	—	45
Shanghai Yulan Real Estate Development Co., Ltd.	f	—	16
Shanghai Hansheng Enterprise Management Co., Ltd.	f	7	6
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd.	g	36	—
Beijing Zhongguanyayuan Enterprise Management Co., Ltd.	g	18	—
Beijing Foreign Enterprise Shuangxin Property Management Co., Ltd.	g	—	1
Beijing Foreign Enterprise Talent Network Technology Service Co., Ltd.	g	74	37
CDL Properties Ltd.	f	222	106
Total		540	211

Related Party Transactions for the Years Ended December 31, 2019 and 2020

Balances

AgiiPlus had the following related party balances:

Due from related parties

	Relationship	As of December 31, 2019	As of December 31, 2020
		RMB (in thousands)	RMB (in thousands)
Shanghai Jingli Investment Partnership (Limited Partnership)	c	1,326	1,326
Ningbo Xiangbao Cooperation Zone Nayun Enterprise Management Consulting Partnership (Limited Partnership)	b	15	21
Ningbo Xiangbao Cooperation Zone Nahe Enterprise Management Consulting Partnership (Limited Partnership)	b	15	21
Shanghai Jingheng Investment Co., Ltd.	b	6	6
Total		1,362	1,374

These receivables are unsecured, interest free and due on demand.

During the year ended December 31, 2019, AgiiPlus advanced approximately RMB3,294,000 to its related parties, and received repayments in the amount of approximately RMB1,402,000 from its related parties. During the year ended December 31, 2020, AgiiPlus advanced approximately RMB777,000 to its related parties, and received repayments in the amount of nil from its related parties.

During the years ended December 31, 2019 and 2020, AgiiPlus had written off approximately RMB3,210,000 and approximately RMB473,000 of amounts due from a related party, respectively.

Due to related parties, current and non-current

		As of December 31, 2019	As of December 31, 2020
	Relationship
		RMB (in thousands)	RMB (in thousands)
Beijing Foreign Enterprise Investment Shanghai Co., Ltd.,	d	2,450	—
CDL Properties Ltd.	f	5,565	4,669
Total		8,015	4,669
Due to a related party, non-current	f	4,668	4,032
Due to related parties, current		3,347	637

The balance due to Beijing Foreign Enterprise Investment Shanghai Co., Ltd. is unsecured, interest free and due on demand. The balance due to CDL Properties Ltd. is unsecured, interest free, repaid in installments with the full amount matures in April 2028. Repayments required within one year from December 31, 2019 and 2020 are included in the current portion of due to related parties.

During the year ended December 31, 2019, AgiiPlus received approximately RMB2,450,000 from its related party, and repaid approximately RMB466,000 to its related parties. During the year ended December 31, 2020, AgiiPlus received nil from its related parties, and repaid approximately RMB3,347,000 to its related parties.

Accounts receivable and contract assets — related parties, net

	Relationship	As of December 31, 2019	As of December 31, 2020

		RMB (in thousands)	RMB (in thousands)
Shanghai Demao Construction Engineering Co., Ltd.	d	4,387	2,618
CDL Properties Ltd.	f	156	253
Shanghai Yulan Real Estate Development Co., Ltd.	f	15	5,230
Shanghai Hansheng Enterprise Management Co., Ltd.	f	—	253
City Developments Limited	f	—	95
Less: Allowance of credit losses		(46)	(49)
Total		4,512	8,400

Prepaid expenses and other current assets — related parties

	Relationship	As of December 31, 2019	As of December 31, 2020

		RMB (in thousands)	RMB (in thousands)
Beijing Foreign Enterprise Shuangxin Property Management Co., Ltd.	g	71	46
Beijing Dehexingye Investment Management Co., Ltd.	i	17	—
Beijing Foreign Enterprise Human Resources Service Co., Ltd.	g	8	10
Beijing Foreign Enterprise Talent Network Technology Service Co., Ltd.	g	36	73
CDL Properties Ltd.	f	460	142
CDL Management Services Pte. Ltd.	f	28	—
Total		620	271

Lease incentives receivable — related parties, net

		As of December 31, 2019	As of December 31, 2020
	Relationship
		RMB (in thousands)	RMB (in thousands)
Shanghai Demao Construction Engineering Co., Ltd.	d	372	372
Shanghai Hansheng Enterprise Management Co., Ltd.	f	118	118
Less: Allowance of credit losses		(8)	(9)
Total		482	481

Operating lease right-of-use assets — related parties, net

		As of December 31, 2019	As of December 31, 2020
	Relationship
		RMB (in thousands)	RMB (in thousands)
Shanghai Zhaoliang Advertising Co., Ltd.	g	13,942	9,700
CDL Properties Ltd.	f	133,061	120,838
Shanghai Yulan Real Estate Development Co., Ltd.	f	—	50,893
Shanghai Hansheng Enterprise Management Co., Ltd.	f	42,503	39,815
Beijing Dehexingye Investment Management Co., Ltd.	i	141,110	123,052
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd.(1)	g	66,612	49,574
Beijing Foreign Enterprise International Business Service Co., Ltd	g	9,376	—
Beijing Xindi Real Estate Development Co., Ltd.	g	76,723	—
Total		483,327	393,872

____________

(1)      Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd. are subsidiaries of Jingrui Real Estate (Group) Co., Ltd., a shareholder of AgiiPlus. The lessor of the lease changed from Beijing Zhongguanxinyuan Enterprise Management Co., Ltd. and Beijing Zhongguanyayuan Enterprise Management Co., Ltd. to Beijing Jingsheng Hotel Management Co., Ltd. in November 2020.

Rental deposits — related parties

		As of December 31, 2019	As of December 31, 2020
	Relationship
		RMB (in thousands)	RMB (in thousands)
Shanghai Zhaoliang Advertising Co., Ltd.	g	1,294	1,294
CDL Properties Ltd.	f	2,587	2,466
Shanghai Hansheng Enterprise Management Co., Ltd.	f	1,716	1,716
Beijing Dehexingye Investment Management Co., Ltd.	i	5,240	4,840
Beijing Xindi Real Estate Development Co., Ltd.	g	1,058	1,058
Beijing Foreign Enterprise Shuangxin Property Management Co., Ltd.	g	176	176
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd.	g	939	—
Beijing Zhongguanyayuan Enterprise Management Co., Ltd.	g	939	—
Beijing Jingsheng Hotel Management Co., Ltd.	g	—	1,878
Beijing Foreign Enterprise International Business Service Co., Ltd	g	740	740
Total		14,689	14,168

Convertible debts — related parties

		As of December 31, 2019	As of December 31, 2020
	Relationship
		RMB (in thousands)	RMB (in thousands)
CITY CONNECTED COMMUNITIES PTE. LTD	j	50,000	50,000
Suzhou Helan Investment Partnership (Limited Partnership)	j	7,000	7,000
Total		57,000	57,000

AgiiPlus has entered into two convertible debts with its related parties, CITY CONNECTED COMMUNITIES PTE. LTD and Suzhou Helan Investment Partnership (Limited Partnership), respectively. For details, see Note 10 to AgiiPlus audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Borrowings — guarantee

AgiiPlus entered into a one-year loan agreement to obtain a loan of RMB2,000,000 with Postal Savings Bank of China in 2020, with annual interest rate of 5.50%. A principal shareholder, Shanghai Jingli Investment Partnership (Limited Partnership) provides guarantee for the loan.

Accounts payable — related parties

	Relationship	As of December 31, 2019	As of December 31, 2020
		RMB (in thousands)	RMB (in thousands)
Shanghai Demao Construction Engineering Co., Ltd.	d	841	2,144
Beijing Foreign Enterprise Shuangxin Property Management Co., Ltd.	g	—	392
Beijing Foreign Enterprise Investment Shanghai Co., Ltd.	d	—	110
Beijing Foreign Enterprise Talent Network Technology Service Co., Ltd.	g	—	37
Beijing Xindi Real Estate Development Co., Ltd.	g	—	7,547
Beijing Foreign Enterprise International Business Service Co., Ltd	g	—	595
Total		841	10,825

Contract liabilities — related parties

	Relationship	As of December 31, 2019	As of December 31, 2020
		RMB (in thousands)	RMB (in thousands)
CDL Properties Ltd.	f	613	202
Beijing Foreign Enterprise Deke Human Resources Service Shanghai Co., Ltd.	g	17	23
City Developments Limited	f	—	78
Beijing Foreign Enterprise Marketing Consultation Co., Ltd.	g	280	77
Total		910	380

Accrued expenses and other current liabilities — related parties

		As of December 31, 2019	As of December 31, 2020
	Relationship
		RMB (in thousands)	RMB (in thousands)
CDL Properties Ltd.	f	31	—
CITY CONNECTED COMMUNITIES PTE. LTD	j	—	2,349
Suzhou Helan Investment Partnership (Limited Partnership)	j	—	19
Beijing Jialong Banban Technology Development Co., Ltd.	h	4	—
Total		35	2,368

Rental retainer from tenants — related party, current

	Relationship	As of December 31, 2019	As of December 31, 2020
		RMB (in thousands)	RMB (in thousands)
City Developments Limited	f	8	4
Total		8	4

Rental retainer from tenants — related party, non-current

	Relationship	As of December 31, 2019	As of December 31, 2020
		RMB (in thousands)	RMB (in thousands)
Beijing Foreign Enterprise Marketing Consultation Co., Ltd.	g	439	442
Total		439	442

Operating lease liabilities — related parties, current

	Relationship	As of December 31, 2019	As of December 31, 2020
		RMB (in thousands)	RMB (in thousands)
Shanghai Zhaoliang Advertising Co., Ltd.	g	3,769	11,576
Shanghai Hansheng Enterprise Management Co., Ltd.	f	7,617	9,632
Shanghai Yulan Real Estate Development Co., Ltd.	f	—	6,215
Beijing Dehexingye Investment Management Co., Ltd.	i	21,403	24,693
Beijing Xindi Real Estate Development Co., Ltd.	g	14,873	—
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd.(1)	g	18,164	27,380
Beijing Foreign Enterprise International Business Service Co., Ltd	g	5,170	—
CDL Properties Ltd.	f	21,240	30,247
Total		92,236	109,743

____________

(1)      Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd. are subsidiaries of Jingrui Real Estate (Group) Co., Ltd., a shareholder of AgiiPlus. The lessor of the lease changed from Beijing Zhongguanxinyuan Enterprise Management Co., Ltd. and Beijing Zhongguanyayuan Enterprise Management Co., Ltd. to Beijing Jingsheng Hotel Management Co., Ltd. in November 2020.

Operating lease liabilities — related parties, non-current

	Relationship	As of December 31, 2019	As of December 31, 2020

		RMB (in thousands)	RMB (in thousands)
Shanghai Zhaoliang Advertising Co., Ltd.	g	18,361	8,015
Shanghai Hansheng Enterprise Management Co., Ltd.	f	58,049	54,354
Shanghai Yulan Real Estate Development Co., Ltd.	f	—	62,525
Beijing Dehexingye Investment Management Co., Ltd.	i	123,401	106,972
Beijing Xindi Real Estate Development Co., Ltd.	g	67,456	—
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd.(1)	g	46,590	29,286
Beijing Foreign Enterprise International Business Service Co., Ltd	g	4,230	—
CDL Properties Ltd.	f	119,993	106,789
Total		438,080	367,941

____________

(1)      Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd. are subsidiaries of Jingrui Real Estate (Group) Co., Ltd., a shareholder of AgiiPlus. The lessor of the lease changed from Beijing Zhongguanxinyuan Enterprise Management Co., Ltd. and Beijing Zhongguanyayuan Enterprise Management Co., Ltd. to Beijing Jingsheng Hotel Management Co., Ltd. in November 2020.

Transactions

Workspace leasing & operation revenue — related parties

	Relationship	Year Ended December 31, 2019	Year Ended December 31, 2020
		RMB (in thousands)	RMB (in thousands)
Shanghai Yulan Real Estate Development Co., Ltd.	f	14	69
Beijing Foreign Enterprise Marketing Consultation Co., Ltd.	g	1,641	1,683
Beijing Foreign Enterprise Deke Human Resources Service Shanghai Co., Ltd.	g	255	300
Total		1,910	2,052

Renovation & smart building technology revenue — related parties

	Relationship	Year Ended December 31, 2019	Year Ended December 31, 2020
		RMB (in thousands)	RMB (in thousands)
Shanghai Demao Construction Engineering Co., Ltd.	d	14,317	14,760
Shanghai Yulan Real Estate Development Co., Ltd.	f	—	17,433
Beijing Foreign Enterprise Deke Human Resources Service Shanghai Co., Ltd.	g	68	58
CDL Properties Ltd.	f	3,367	2,734
CDL Management Services Pte. Ltd.	f	274	202
City Developments Limited	f	327	25
Shanghai Hansheng Enterprise Management Co., Ltd.	f	—	516
Beijing Foreign Enterprise Deke Human Resources Service Shanxi Co., Ltd.	g	1	—
Beijing Jialong Banban Technology Development Co., Ltd.	h	878	—
Total		19,232	35,728

Brokerage & enterprise service revenue — related parties

	Relationship	Year Ended December 31, 2019	Year Ended December 31, 2020
		RMB (in thousands)	RMB (in thousands)
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd.	g	253	—
Beijing Zhongguanyayuan Enterprise Management Co., Ltd.	g	253	—
Beijing Foreign Enterprise Deke Human Resources Service Shanghai Co., Ltd.	g	2	—
CDL Properties Ltd.	f	84	2
Beijing Foreign Enterprise International Business Service Co., Ltd	g	94	—
Shanghai Hefu Investment Management Co., Ltd.	g	1	—
Shanghai Yulan Real Estate Development Co., Ltd.	f	—	223
City Developments Limited	f	73	9
Shanghai Hansheng Enterprise Management Co., Ltd.	f	158	—
Beijing Jialong Banban Technology Development Co., Ltd.	h	1	8
Total		919	242

Workspace leasing & operation cost — related parties

	Relationship	Year Ended December 31, 2019	Year Ended December 31, 2020
		RMB (in thousands)	RMB (in thousands)
Shanghai Demao Construction Engineering Co., Ltd.	d	31	—
Shanghai Zhaoliang Advertising Co., Ltd.	g	5,542	5,034
Shanghai Yulan Real Estate Development Co., Ltd.	f	—	4,712
Beijing Dehexingye Investment Management Co., Ltd.	i	28,658	27,993
Beijing Xindi Real Estate Development Co., Ltd.	g	13,233	7,745
Shanghai Hasheng Enterprise Management Co., Ltd.	f	7,433	5,773
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd.(i)	g	20,756	19,626
Beijing Foreign Enterprise International Business Service Co., Ltd	g	2,139	4,581
Beijing Foreign Enterprise Shuangxin Property Management Co., Ltd.	g	2,392	2,355
Beijing Foreign Enterprise Chenguang Labor Service Co., Ltd.	g	173	58
CDL Properties Ltd.	f	22,200	25,409
Total		102,557	103,286

____________

(1)      Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd. are subsidiaries of Jingrui Real Estate (Group) Co., Ltd., a shareholder of AgiiPlus. The lessor of the lease changed from Beijing Zhongguanxinyuan Enterprise Management Co., Ltd. and Beijing Zhongguanyayuan Enterprise Management Co., Ltd. to Beijing Jingsheng Hotel Management Co., Ltd. in November 2020.

Renovation & smart building technology cost — related party

	Relationship	Year Ended December 31, 2019	Year Ended December 31, 2020
		RMB (in thousands)	RMB (in thousands)
Shanghai Demao Construction Engineering Co., Ltd.	d	208	—

Brokerage & enterprise service cost — related parties

	Relationship	Year Ended December 31, 2019	Year Ended December 31, 2020
		RMB (in thousands)	RMB (in thousands)
Shanghai Demao Construction Engineering Co., Ltd.	d	42	—
Shanghai Yulan Real Estate Development Co., Ltd.	f	—	9
Beijing Dehexingye Investment Management Co., Ltd.	i	183	183
Shanghai Hansheng Enterprise Management Co., Ltd.	f	2	14
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd.	g	72	72
Beijing Zhongguanyayuan Enterprise Management Co., Ltd.	g	36	36
Beijing Foreign Enterprise International Business Service Co., Ltd	g	124	—
Beijing Foreign Enterprise Shuangxin Property Management Co., Ltd.	g	—	1
Beijing Foreign Enterprise Talent Network Technology Service Co., Ltd.	g	147	147
CDL Properties Ltd.	f	552	306
Total		1,158	768

Purchase of property and equipment — related party

	Relationship	Year Ended December 31, 2019	Year Ended December 31, 2020
		RMB (in thousands)	RMB (in thousands)
Shanghai Demao Construction Engineering Co., Ltd.	d	3,978	6,645

SHARES ELIGIBLE FOR FUTURE SALE

According to the Memorandum and Articles of Association of PubCo the authorized share capital of the post-closing company is $50,000 divided into 500,000,000 ordinary shares of par value of $0.0001 each, comprising (a) 500,000,000 PubCo Class A Ordinary Shares of par value of US$0.0001 each and (b) 100,000,000 PubCo Class B Ordinary Shares of par value of $0.0001 each. All of the PubCo Ordinary Shares issued in connection with the Reincorporation Merger will be freely transferable by persons other than by PubCo’s “affiliates” without restriction under the Securities Act, subject to the restrictions detailed below. The PubCo Ordinary Shares issued in the Acquisition Merger will also be registered at the closing, but will be subject to the lock-up agreements described below. Sales of substantial amounts of PubCo Ordinary Shares in the public market could adversely affect prevailing market prices of the PubCo Ordinary Shares. Prior to the Business Combination, there has been no public market for PubCo Ordinary Shares. PubCo intends to apply for listing of the PubCo Ordinary Shares and PubCo Warrants on Nasdaq, but it cannot be assured that a regular trading market will develop in the PubCo Ordinary Shares or PubCo Warrants.

Transfer of Ordinary Shares

Subject to applicable securities laws in relevant jurisdictions and PubCo’s Memorandum and Articles of Association, the fully paid-up ordinary shares are freely transferable. Shares may be transferred by a duly signed instrument of transfer in any usual common form or in a form acceptable to the directors and the applicable securities laws in the relevant jurisdictions. The directors may decline to register any transfer unless, among other things, evidence of payment of any stamp duty payable with respect to the transfer is provided together with other evidence as the directors may require to show the right of the transferor to make the transfer. PubCo will replace lost or destroyed certificates for shares upon notice to us and upon, among other things, the applicant furnishing evidence and indemnity as the directors may require and the payment of all applicable fees.

Lock-up Agreements

No less than [95]% shares to be issued in the Acquisition Merger to the current AgiiPlus shareholders will be subject to certain restrictions on sale and cannot be sold for at the least one (1) year from the date of the Business Combination.

Escrow Agreements

In addition, 1,437,500 PubCo Class A Ordinary Shares to be owned by our initial shareholders that will be held in an escrow account will be released and available for sale as early as six (6) months from the date of the Business Combination provided that 50% of such shares will be released on the date on which the closing price of the shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the initial Business Combination. In addition, in connection with the transactions contemplated by the Merger Agreement, those ordinary shares will be subject to certain restrictions on sale, and one-third (1/3) of those shares cannot be sold for at the least six (6) months from the date of the Business Combination, and the remaining two-third (2/3) cannot be sold for at least one (1) from the date of the Business Combination. After the expiration of these restricted periods, there will then be an additional 1,437,500 shares that are eligible for trading in the public market.

In connection with AgiiPlus’ indemnification obligations under the Merger Agreement, PubCo, the Shareholders’ Representative and the Escrow Agent, will enter into an escrow agreement at the time of the consummation of the Business Combination. 1,000,000 of its PubCo Ordinary Shares escrow shares (which will not be fully paid at issuance) will be issued to the escrow agent to hold in escrow for the escrow period to satisfy any potential claims against the current AgiiPlus shareholders brought pursuant to the Merger Agreement.

The escrow shares will be issued as partly paid. During the escrow period, the AgiiPlus shareholders shall be entitled to vote and to receive dividends on the escrow shares. If any claims are to be satisfied by withholding part of or all of the escrow shares from the AgiiPlus shareholders at the end of the escrow period, those escrow shares will be forfeited and cancelled by PubCo. Any escrow shares released from the escrow account and transferred by the escrow agent to the AgiiPlus shareholders will be deemed fully paid PubCo Ordinary Shares as of the time of such release and transfer and no AgiiPlus shareholders will be required to pay any additional amount (in cash or otherwise) to PubCo in connection with the receipt of fully paid PubCo Ordinary Shares.

PubCo Share Incentive Plan

In connection with the Business Combination, Goldenbridge and AgiiPlus have agreed that PubCo shall adopt the 2022 Plan. See “PubCo’s Directors and Executive Officers after the Business Combination — Share Incentive Plan.”

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

PubCo is a foreign issuer as defined in Regulation S. As a foreign issuer, securities that PubCo sells outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by PubCo’s affiliates. Generally, subject to certain limitations, holders of PubCo’s restricted shares who are not affiliates of PubCo or who are affiliates of PubCo by virtue of their status as an officer or director of PubCo may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the shareholder, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of PubCo restricted shares by an officer or director who is an affiliate of PubCo solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of PubCo restricted shares who will be an affiliate of PubCo other than by virtue of his or her status as an officer or director of PubCo.

PubCo is not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Rule 144

All of PubCo Ordinary Shares that will be outstanding upon the consummation of the Business Combination, other than those equity shares issued and registered in connection with the Business Combination, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this proxy statement/prospectus, a person (or persons whose shares are aggregated) who, at the time of a sale, is not, and has not been during the three months preceding the sale, an affiliate of PubCo and has beneficially owned PubCo’s restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about PubCo. Persons who are affiliates of PubCo and have beneficially owned PubCo’s restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•        1% of the then issued equity shares of the same class which, immediately after the Business Combination, will equal [*] equity shares (assuming redemption by holders of [*] Goldenbridge ordinary shares); or

•        the average weekly trading volume of PubCo Ordinary Shares of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of PubCo under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about PubCo.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of PubCo’s employees, consultants or advisors who purchases equity shares from PubCo in connection with a compensatory stock plan or other written agreement executed prior to the consummation of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

DESCRIPTION OF PUBCO’S SECURITIES

PubCo or AgiiPlus Global Inc. is a Cayman Islands company and its affairs are governed by the memorandum and articles of association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

PubCo currently has only one class of issued ordinary shares, which have identical rights in all respects and rank equally with one another. The share capital of the PubCo is $50,000 divided into 500,000,000 shares of a par value of $0.0001 each.

PubCo Ordinary Shares

The following includes a summary of the terms of PubCo Ordinary Shares, based on its Memorandum and Articles of Association and Cayman Islands law. Immediately prior to the consummation of the Reincorporation Merger, PubCo shall amend its memorandum and articles of association, which amendment is referred to herein as the “Memorandum and Articles of Association.” According to the Memorandum and Articles of Association, the authorized share capital of post-closing company is $50,000 divided into 500,000,000 ordinary shares of par value of $0.0001 each, comprising (a) 400,000,000 PubCo Class A Ordinary Shares of par value of US$0.0001 each and (b) 100,000,000 PubCo Class B Ordinary Shares of par value of $0.0001 each.

General.    Immediately prior to the consummation of the Business Combination, PubCo’s authorized share capital is US$50,000 divided into 500,000,000 ordinary shares, with a par value of US$0.0001 each, comprising (a) 400,000,000 PubCo Class A Ordinary Shares of par value of US$0.0001 each and (b) 100,000,000 PubCo Class B Ordinary Shares of par value of US$0.0001 each. PubCo’s ordinary shares are divided into PubCo Class A ordinary shares and PubCo Class B ordinary shares. Holders of PubCo Class A ordinary shares and PubCo Class B ordinary shares have the same rights except for voting and conversion rights. All of PubCo’s issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. PubCo may not issue share to bearer. PubCo’s shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends.    The holders of PubCo’s ordinary shares are entitled to such dividends as may be declared by its Board of Directors subject to its Memorandum and Articles of Association and the Companies Act. In addition, PubCo’s shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by its directors. PubCo’s Memorandum and Articles of Association provide that dividends may be declared and paid out of PubCo’s profits, realized or unrealized, or from any reserve set aside from profits which its Board of Directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless PubCo’s directors determine that, immediately after the payment, PubCo will be able to pay its debts as they become due in the ordinary course of business and PubCo has funds lawfully available for such purpose. Holders of PubCo Class A ordinary shares and PubCo Class B ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights.    In respect of all matters subject to a shareholders’ vote, each PubCo Class A ordinary share is entitled to one vote, and each PubCo Class B ordinary share is entitled to 15 votes, voting together as one class. Voting at any meeting of shareholders is by poll and not on a show of hands.

A quorum required for a meeting of shareholders consists of two or more shareholders holding not less than one-half of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, PubCo is not obliged by the Companies Act to call shareholders’ annual general meetings. PubCo’s Memorandum and Articles of Association provide that PubCo may (but are not obliged to) in each year hold a general meeting as its annual general meeting in which case PubCo will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by its directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the Nasdaq. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of PubCo’s shareholders may be called by a majority of its Board of Directors or its chairman or, in the case of an extraordinary general meeting only, upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, PubCo Memorandum and Articles of Association do not provide its shareholders with any right to put any proposals before any annual general meetings or any extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of PubCo’s annual general meeting and other general meetings unless such notice is waived in accordance with its articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to PubCo’s Memorandum and Articles of Association.

Conversion.    Each PubCo Class B ordinary share is convertible into one PubCo Class A ordinary share at any time at the option of the holder thereof. PubCo Class A ordinary shares are not convertible into PubCo Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of PubCo Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such PubCo Class B ordinary shares shall be automatically and immediately converted into the equivalent number of PubCo Class A ordinary shares.

Transfer of Ordinary Shares.    Subject to the restrictions in PubCo’s Memorandum and Articles of Association as set out below, any of PubCo’s shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by PubCo’s Board of Directors.

PubCo’s Board of Directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which PubCo has a lien. PubCo’s Board of Directors may also decline to register any transfer of any ordinary share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as PubCo’s Board of Directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•        a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as PubCo’s directors may from time to time require is paid to PubCo in respect thereof.

If PubCo’s directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as PubCo’s Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as PubCo’s board may determine.

Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst PubCo’s shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst PubCo’s shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to PubCo for unpaid calls or otherwise. If PubCo’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by PubCo’s shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event. Any distribution of assets or capital to a holder of a PubCo Class A ordinary share and a holder of a PubCo Class B ordinary share will be the same in any liquidation event.

Redemption, Repurchase and Surrender of Ordinary Shares.    PubCo may issue shares on terms that such shares are subject to redemption, at PubCo’s option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by PubCo’s Board of Directors or by a special resolution of PubCo’s shareholders. PubCo may also repurchase any of its shares provided that the manner and terms of such purchase have been approved by its Board of Directors or are otherwise authorized by its Memorandum and Articles of Association. Under the Companies Act, the redemption or repurchase of any share may be paid out of PubCo’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, PubCo may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    If at any time PubCo’s share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not PubCo is being wound-up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series or with the sanction of an ordinary resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records.    Holders of PubCo Ordinary Shares have no general right under Cayman Islands law to inspect or obtain copies of PubCo’s list of shareholders or its corporate records. (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, PubCo will provide its shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares.    PubCo’s Memorandum and Articles of Association authorize its Board of Directors to issue additional ordinary shares from time to time as its Board of Directors shall determine, to the extent of available authorized but unissued shares.

PubCo’s Memorandum and Articles of Association also authorize its Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•        the designation of the series;

•        the number of shares of the series;

•        the dividend rights, dividend rates, conversion rights, voting rights; and

•        the rights and terms of redemption and liquidation preferences.

PubCo’s Board of Directors may issue preferred shares without action by its shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions.    Some provisions of PubCo’s Memorandum and Articles of Association may discourage, delay or prevent a change of control of PubCo or management that shareholders may consider favorable, including provisions that authorize PubCo’s Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by its shareholders.

Exempted Company.    PubCo is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may issue shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

•        “Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

PubCo Warrants

Set forth below is also a description of the PubCo Warrants that will be issued and outstanding upon the consummation of the Business Combination.

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Memorandum and Articles of Association attached as Annex B to this proxy statement/prospectus.

The PubCo Warrants will have the same terms as the GBRG Warrants. Each PubCo Warrant entitles the holder thereof to purchase one-half (1/2) of one PubCo Class A Ordinary Share at a price of $11.50 per full share. PubCo will not issue fractional shares. As a result, a warrant holder must exercise its PubCo Warrants in multiples of two, at a price of $11.50 per full share, subject to adjustment, to validly exercise the PubCo Warrants. The PubCo Warrants will become exercisable on the later of the completion of the Business Combination and 12 months from the date of the IPO, and will expire five years after the consummation of the Business Combination.

PubCo may redeem the outstanding PubCo Warrants (excluding the private warrants that are part of the Private Units but including any outstanding warrants issued upon exercise of the unit purchase option issued to Maxim Group LLC and its designees), in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the PubCo Warrants are exercisable,

•        upon a minimum of 30 days’ prior written notice of redemption to each warrant holder,

•        if, and only if, the reported last sale price of the ordinary shares equals or exceeds $16.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders (the “Force-Call Provision”), and

•        if, and only if, there is a current registration statement in effect with respect to the PubCo Ordinary Shares underlying the PubCo Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and PubCo issues a notice of redemption, each warrant holder can exercise his, her or its PubCo Warrant prior to the scheduled redemption date. However, the price of the PubCo Ordinary Shares may fall below the $16.50 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit PubCo’s ability to complete the redemption.

In the event PubCo elects to redeem all of the PubCo Warrants that are subject to redemption, PubCo will fix a date for the redemption (the “Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by PubCo not less than 30 days prior to the date fixed for redemption to the registered holders of the PubCo Warrants to be redeemed at their last addresses as they appear on the warrant register. Any notice mailed in the aforesaid manner will be conclusively presumed to have been duly given, whether or not the registered holder received such notice.

If PubCo calls the PubCo Warrants for redemption as described above, PubCo’s management will have the option to require all warrant holders that wish to exercise PubCo Warrants to do so on a “cashless basis.” In such event, each warrant holder would pay the exercise price by surrendering the whole PubCo Warrant for that number of PubCo Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of PubCo Ordinary Shares underlying the PubCo Warrants, multiplied by the difference between the exercise price of the PubCo Warrants and the “fair market value” (as defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the PubCo Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the warrant holders. Whether PubCo will exercise its option to require all warrant holders to exercise their PubCo Warrants on a “cashless basis” will depend on a variety of factors including the price of the PubCo Ordinary Shares at the time the PubCo Warrants are called for redemption, PubCo’s cash needs at such time and concerns regarding dilutive share issuances.

The PubCo Warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, LLC, as warrant agent, and PubCo. The warrant agreement will provide that the terms of the PubCo Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding PubCo Warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of PubCo Class A Ordinary Shares issuable on exercise of the PubCo Warrants may be adjusted in certain circumstances including in the event of a share capitalizations, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the PubCo Warrants will not be adjusted for issuances of PubCo Class A Ordinary Shares at a price below their respective exercise prices.

The PubCo Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of PubCo Warrants being exercised. The warrant holders do not have the rights or privileges of holders of PubCo Class A Ordinary Shares and any voting rights until they exercise their PubCo Warrants and receive PubCo Class A Ordinary Shares. After the issuance of PubCo Class A Ordinary Shares upon exercise of the PubCo Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Except as described above, no PubCo Warrants will be exercisable and PubCo will not be obligated to issue PubCo Class A Ordinary Shares unless at the time a holder seeks to exercise such warrant, a prospectus relating to the PubCo Class A Ordinary Shares issuable upon exercise of the PubCo Warrants is current and the PubCo Class A Ordinary Shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the PubCo Warrants. Under the terms of the warrant agreement, PubCo has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to the PubCo Class A Ordinary Shares issuable upon exercise of the PubCo Warrants until the expiration of the PubCo Warrants. However, PubCo cannot assure you that it will be able to do so and, if PubCo does not maintain a current prospectus relating to the PubCo Class A Ordinary Shares issuable upon exercise of the PubCo Warrants, holders will be unable to exercise their PubCo Warrants and PubCo will not be required to settle any such warrant exercise. If the prospectus relating to the PubCo Class A Ordinary Shares issuable upon the exercise of the PubCo Warrants is not current or if the PubCo Class A Ordinary Shares are not qualified or exempt from qualification in the jurisdictions in which the holders of the

PubCo Warrants reside, PubCo will not be required to net cash settle or cash settle the warrant exercise, the PubCo Warrants may have no value, the market for the PubCo Warrants may be limited and the PubCo Warrants may expire worthless.

Warrant holders may elect to be subject to a restriction on the exercise of their PubCo Warrants such that an electing warrant holder (and his, her or its affiliates) would not be able to exercise their PubCo Warrants to the extent that, after giving effect to such exercise, such holder (and his, her or its affiliates) would beneficially own in excess of 9.8% of the PubCo Class A Ordinary Shares issued and outstanding. Notwithstanding the foregoing, any person who acquires a warrant with the purpose or effect of changing or influencing the control of PubCo, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition will be deemed to be the beneficial owner of the underlying PubCo Class A Ordinary Shares and not be able to take advantage of this provision.

No fractional shares will be issued upon exercise of the PubCo Warrants. If, upon exercise of the PubCo Warrants, a holder would be entitled to receive a fractional interest in a share (as a result of a subsequent share capitalizations payable in PubCo Class A Ordinary Shares, or by a split up of the PubCo Class A Ordinary Shares or other similar event), PubCo will, upon exercise, round up or down to the nearest whole number the number of PubCo Class A Ordinary Shares to be issued to the warrant holder.

As of the date of this proxy statement/prospectus, trading prices of GBRG Ordinary Shares have not exceeded the threshold that would allow GBRG to redeem GBRG Warrants.

COMPARISON OF SHAREHOLDERS’ RIGHTS

In connection with the Business Combination, holders of GBRG Ordinary Share will become shareholders of PubCo and their rights will be governed by the Cayman Islands law and the Memorandum and Articles of Association. Currently, the rights of Goldenbridge shareholders are governed by the laws of the British Virgin Islands and Goldenbridge’s amended and restated memorandum and articles of association.

This section describes the material differences between the rights of Goldenbridge shareholders and the proposed rights of PubCo’s shareholders. This summary is not complete and does not cover all of the differences between the Cayman Islands laws and British Virgin Islands laws affecting corporations and their shareholders or all the differences between Goldenbridge’s and PubCo’s organizational documents. The summary is therefore subject to the complete text of the relevant provisions of the Cayman Islands laws and the British Virgin Islands laws and Goldenbridge’s and PubCo’s organizational documents. For information on Goldenbridge’s amended and restated memorandum and articles of association see the section titled, “Where You Can Find More Information” in this proxy statement/prospectus. For a summary of PubCo’s Memorandum and Articles of Association, see the section titled “Description of PubCo’s Securities” in this proxy statement/prospectus and see the full text of PubCo’s Memorandum and Articles of Association attached to this proxy statement/prospectus as Annex B.

Cayman Islands	British Virgin Islands
Shareholder Meetings
• Held at a time and place as designated in the Articles of Association. Our Articles of Association provide that our board may designate such time and place.	• Held at a time and place as designated in the Articles of Association. Our Articles of Association provide that our board may designate such time and place.
• May be held within or outside the Cayman Islands	• May be held within or outside the British Virgin Islands
• Notice:	• Notice:

•   Our Articles of Association provides that a general meeting of the company may be called by the chairman or a majority of our board or by the holders of at least one-third of all votes attached to all issued shares entitled to vote at our general meetings.

•   Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting.

• A copy of the notice of any meeting shall be given personally or sent by mail or electronic mail as designated in the Articles of Association.	• A copy of the notice of any meeting shall be given personally or sent by mail or electronic form as designated in the Articles of Association.
• Notice of not less than 15 days before the meeting	• Notice of not less than 7 days’ before the meeting
Shareholders’ Voting Rights

•   Our Articles of Association provide shareholders may take any action requiring an ordinary or special resolution passed at a meeting of shareholders without a meeting if their consent to such ordinary or special resolution is in writing and is signed by all shareholders entitled to vote on such resolution, in accordance with the procedure in our articles of association.

•   Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by a majority of the shareholders entitled to vote if permitted by the articles of association. Our Articles of Association provide for such consent in writing.

• Any person authorized to vote may authorize another person or persons to act for him by proxy if permitted by the Articles of Association. Our Articles of Association permit such proxies.	• Any person authorized to vote may authorize another person or persons to act for him by proxy if permitted by the Articles of Association. Our Articles of Association permit such proxies.

Cayman Islands	British Virgin Islands

•   Quorum is as designated in the Articles of Association. Quorum in our Articles of Association is two or more shareholders representing not less than one-half of the votes of the shares entitled to vote on resolutions of members to be considered at the meeting.

•   Quorum is as designated in the Articles of Association. Quorum in our Articles of Association is shareholders representing not less than one-half of the votes of the shares entitled to vote on resolutions of members to be considered at the meeting.

• The Memorandum and Articles of Association may provide for cumulative voting in the election of directors. Our Articles of Association do not provide for cumulative voting.	• The amended and restated Memorandum and Articles of Association may provide for cumulative voting in the election of directors. Our Articles of Association do not provide for cumulative voting.

•   Our Articles of Association provide that the rights attached to any class of shares may be varied, modified or abrogated with the consent in writing of the holders of a majority of the issued shares of that class, or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class.

•   Changes in the rights of shareholders as set forth in the amended and restated Memorandum and Articles of Association require approval of at least 50% of the shareholders. If the shares of Goldenbridge are divided into different classes, any variation of rights attached to any class of shares will require the consent in writing of the holders of not less than 50% of the issued shares of that class and the holders of not less than 50% of the issued shares of any other affected class. The rights and privileges attached to a class of shares must be set out in the Memorandum of Association.

Directors
• Our Articles of Association provide that the number of directors shall not be less than 5 directors.	• Board must consist of at least one director. Our articles of association provide that there shall be no less than two directors.
• Maximum number of directors can be changed by an amendment to the Articles of Association. Our Articles of Association do not provide for a maximum number.	• Maximum number of directors can be changed by an amendment to the Articles of Association. Our Articles of Association do not provide for a maximum number.

•   If the board is authorized to change the number of directors actually appointed, provided that the number still falls within the maximum and the minimum number of directors as set out in the Articles of Association, it can do so provided that it complies with the procedure set out in the Articles of Association. Our Articles of Association permit our board to appoint additional directors.

•   If the board is authorized to change the number of directors actually appointed, provided that the number still falls within the maximum and the minimum number of directors as set out in the Articles of Association, it can do so provided that it complies with the procedure set out in the articles of association. Our Articles of Association permit our board to appoint additional directors.

Fiduciary Duties
• In summary, directors and officers owe the following fiduciary duties:	• In summary, directors and officers owe the following fiduciary duties:
• Duty to act in good faith in what the directors believe to be in the best interests of the company as a whole;	• Duty to act in good faith in what the directors believe to be in the best interests of the company as a whole;
• Duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;	• Duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;
• Directors should not improperly fetter the exercise of future discretion;	• Directors should not improperly fetter the exercise of future discretion;

Cayman Islands	British Virgin Islands
• Duty to exercise powers fairly as between different groups of shareholders;	• Duty to exercise powers fairly as between different groups of shareholders;
• Duty not to put himself in a position of conflict between their duty to the company and their personal interests; and	• Duty not to put himself in a position of conflict between their duty to the company and their personal interests; and
• Duty to exercise independent judgment.	• Duty to exercise independent judgment.
• In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as “a reasonably diligent person” having both:	• In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as “a reasonably diligent person” having both:
• the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company, and	• the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company, and
• the nature of the company, the nature of the decision and the position of the director and the responsibilities undertaken.	• the nature of the company, the nature of the decision and the position of the director and the responsibilities undertaken.

•   As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of his position. However, in some instances a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Articles of Association or alternatively by shareholder approval at general meetings.

•   As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of his position. However, in some instances a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Articles of Association or alternatively by shareholder approval at general meetings.

Shareholders’ Derivative Actions

•   Generally speaking, the company is the proper plaintiff in any action. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•   Generally speaking, the company is the proper plaintiff in any action. Derivative actions brought by one or more of the registered shareholders may only be brought with the leave of the BVI Court where the following circumstances apply:

• Those who control the company have refused a request by the shareholders to move the company to bring the action;	• Those who control the company have refused a request by the shareholders to move the company to bring the action;

•   Those who control the company have refused to do so for improper reasons such that they are perpetrating a “fraud on the minority” (this is a legal concept and is different to “fraud” in the sense of dishonesty);

•   Those who control the company have refused to do so for improper reasons such that they are perpetrating a “fraud on the minority” (this is a legal concept and is different to “fraud” in the sense of dishonesty);

• a company is acting or proposing to act illegally or beyond the scope of its authority; or	• a company is acting or proposing to act illegally or beyond the scope of its authority;

Cayman Islands	British Virgin Islands
• the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained.

•   the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained; or

•   the individual rights of the plaintiff shareholder have been infringed or are about to be infringed.

•   Once a shareholder has relinquished his, her or its shares (whether by redemption or otherwise), it is generally the case that they could no longer bring a derivative action as they would no longer be a registered shareholder.

•   Once a shareholder has relinquished his, her or its shares (whether by redemption or otherwise), it is generally the case that they could no longer bring a derivative action as they would no longer be a registered shareholder.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

•        However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•        the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•        Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted outside the United States, and all of our assets are located outside the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

PubCo will appoint [Cogency Global Inc.] as its agent upon whom process may be served in any action brought against it under the securities laws of the United States after the consummation of the Business Transactions.

Maples and Calder (Hong Kong) LLP, PubCo’s counsel as to Cayman Islands law, and Han Kun Law Offices, AgiiPlus’ counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•        recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•        entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP has informed PubCo that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Maples and Calder (Hong Kong) LLP has further informed PubCo that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

As advised by Han Kun Law Offices, AgiiPlus’ PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Han Kun Law Offices has further advised that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

LEGAL MATTERS

The validity of the PubCo Ordinary Shares and the PubCo Warrants to acquire PubCo Ordinary Shares will be passed upon by Maples and Calder (Hong Kong) LLP, Cayman Islands counsel to PubCo, and Loeb & Loeb LLP, PubCo’s U.S. Counsel, respectively.

EXPERTS

The consolidated financial statements of AgiiPlus as of and for the years ended December 31, 2020 and 2019 included in this registration statement have been audited by MaloneBailey, LLP, an independent registered public accounting firm as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Goldenbridge Acquisition Limited for the year ended June 30, 2021 and for the period from August 12, 2019 (inception) through June 30, 2020 included in this Prospectus have been audited by Friedman LLP, independent registered public accounting firm, as set forth in their report, thereon, appearing elsewhere in this prospectus, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

SHAREHOLDER PROPOSALS AND OTHER MATTERS

Management of Goldenbridge knows of no other matters which may be brought before the Extraordinary General Meeting. If any matter other than the proposed Business Combination or related matters should properly come before the Extraordinary General Meeting, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Goldenbridge and its agents that deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of Goldenbridge’s proxy statement/prospectus. Upon written or oral request, Goldenbridge will deliver a separate copy of this proxy statement/prospectus to any shareholder at a shared address who wishes to receive separate copies of such documents in the future. Shareholders receiving multiple copies of such documents may likewise request that Goldenbridge deliver single copies of such documents in the future. Shareholders may notify Goldenbridge of their requests by calling or writing Goldenbridge at its principal executive offices at 15/F, Aubin House 171-172 Gloucester Road Wanchai, Hong Kong, Attn: Yongsheng Liu.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Goldenbridge is subject to the informational requirements of the Exchange Act, and is required to file reports, any proxy statements and other information with the SEC.

Neither Goldenbridge, PubCo nor AgiiPlus has authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as on any date other than the date of this proxy statement/prospectus, and neither the mailing of this proxy statement/prospectus to Goldenbridge shareholders nor the consummation of the Business Combination shall create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

GOLDENBRIDGE ACQUISITION LIMITED
INDEX TO FINANCIAL STATEMENTS

AGIIPLUS INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

GOLDENBRIDGE ACQUISITION LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	September 30, 2021	June 30, 2021
		(Revised)
ASSETS
Current assets:
Cash	$638,139	$754,440
Prepayments	84,039	134,139

Total current assets	722,178	888,579
Cash and investments held in trust account	57,505,706	57,499,151

TOTAL ASSETS	$58,227,884	$58,387,730

LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued liabilities and other payable	$179,980	$77,500
Amount due to a related party	9,981	9,981

Total current liabilities	189,961	87,481
Warrant liabilities	730,000	740,000
Deferred underwriting compensation	2,012,500	2,012,500

TOTAL LIABILITIES	2,932,461	2,839,981

Commitments and contingencies
Ordinary shares, subject to possible redemption: 5,750,000 shares as of September 30, 2021 and June 30, 2021 (at redemption value of $10.00 per share)	57,500,000	57,500,000

Shareholders’ deficit:
Ordinary shares; no par value; unlimited shares authorized; 1,816,250 shares issued and outstanding as of September 30, 2021 and June 30, 2021, respectively	2,755,000	2,755,000
Accumulated deficit	(4,960,909)	(4,703,585)
Accumulated other comprehensive income (loss)	1,332	(3,666)

Total shareholders’ deficit	(2,204,577)	(1,952,251)

TOTAL LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ DEFICIT	$58,227,884	$58,387,730

See accompanying notes to unaudited condensed consolidated financial statements.

GOLDENBRIDGE ACQUISITION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Three Months ended September 30,
	2021	2020
Formation, general and administrative expenses	$(269,268)	$(131,152)

Other income:
Change in fair value of warrant liabilities	10,000	—
Interest income	1,944	—

	11,944	—

NET LOSS	$(257,324)	$(131,152)

Other comprehensive income:
Unrealized gain on available-for-sale securities	1,332	—

COMPREHENSIVE LOSS	$(255,992)	$(131,152)

Basic and diluted weighted average shares outstanding, ordinary shares subject to possible redemption	5,750,000	—
Basic and diluted net income per share, ordinary shares subject to possible redemption	$(0.03)	$—

Basic and diluted weighted average shares outstanding, ordinary shares attributable to Goldenbridge Acquisition Limited	1,816,250	1,437,500
Basic and diluted net loss per share, ordinary shares attributable to Goldenbridge Acquisition Limited	$(0.03)	$(0.09)

See accompanying notes to unaudited condensed consolidated financial statements.

GOLDENBRIDGE ACQUISITION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Three Months ended September 30, 2021
	Ordinary shares		Accumulated other comprehensive income	Accumulated Deficit	Total shareholders’ deficit
	No. of shares	Amount
Balance as of July 1, 2021 (Revised)	1,816,250	$2,755,000	$(3,666)	$(4,703,585)	$(1,952,251)

Unrealized holding gain on available-for-sales securities	—	—	6,507	—	6,507
Realized holding gain on available-for-sales securities	—	—	(1,509)	—	(1,509)
Net loss	—	—	—	(257,324)	(257,324)

Balance as of September 30, 2021	1,816,250	$2,755,000	$1,332	$(4,960,909)	$(2,204,577)
	Three Months ended September 30, 2020
	Ordinary shares		Accumulated deficit	Total shareholders’ deficit
	No. of shares	Amount
Balance as of July 1, 2020	1,437,500	$25,000	$(34,625)	$(9,625)

Net loss	—	—	(131,152)	(131,152)

Balance as of September 30, 2020	1,437,500	$25,000	$(165,777)	$(140,777)

See accompanying notes to unaudited condensed consolidated financial statements.

GOLDENBRIDGE ACQUISITION LIMITED-
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Three months ended September 30,
	2021	2020
Cash flows from operating activities
Net loss	$(257,324)	$(131,152)

Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liabilities	(10,000)	—
Interest income earned in cash and investments held in trust account	(1,557)	—

Change in operating assets and liabilities:
Decrease in prepayment	50,100	—
Increase in accrued liabilities and other payable	102,480	6,090
Increase in deferred offering costs	—	(74,945)
Net cash used in operating activities	(116,301)	(200,007)

Cash flows from financing activities
Advances from a related party, net	—	159,980
Net cash provided by financing activities	—	159,980

NET CHANGE IN CASH	(116,301)	(40,027)

Cash, beginning of period	754,440	76,317

Cash, end of period	$638,139	$36,290

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Deferred offering costs paid by a related party	$—	$74,945

See accompanying notes to unaudited condensed consolidated financial statements.

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$), except for number of shares)

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND

Goldenbridge Acquisition Limited (“Goldenbridge” the “Company” or “we”, “us” and “our”) is a newly organized blank check company incorporated on August 12, 2019, under the laws of the British Virgin Islands for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities (Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on opportunities in the artificial intelligence and any other related technology innovations market in North America.

CVS X Limited (“CVSX”) is a company incorporated on May 11, 2021, under the laws of the Cayman Island for the purpose of effecting the Business Combination. CVSX is wholly owned by Goldenbridge.

Smart CVS Limited (“SCL”, or together with CVSX, “the subsidiaries”) is a company incorporated on May 21, 2021, under the laws of the Cayman Island for the purpose of effecting the Business Combination. SCL is wholly owned by CVSX.

AgiiPlus Global Inc., (“PubCo”) is a company incorporated in the Cayman Islands for the purpose of effecting the Business Combination and to serve as the vehicle for, and be subsumed by, AgiiPlus Inc., pursuant to the Acquisition Merger. PubCo is wholly owned by the Goldenbridge.

AgiiPlus Corporation Inc., (“Merger Sub”) is a company incorporated in the Cayman Islands for the purpose of effecting the Business Combination and to serve as the vehicle for, and be subsumed by, AgiiPlus Inc., pursuant to the Acquisition Merger. Merger Sub is wholly owned by the PubCo.

On September 30, 2021, the Company entered into a definitive agreement or non-binding letter of intent to acquire a company, AgiiPlus Inc., (“AgiiPlus”). The aggregate consideration to be paid to AgiiPlus shareholders for the Acquisition Merger is $520 million, payable in the form of a number of newly issued Purchaser Ordinary Shares (the “Closing Payment Shares”) valued at the $10.00 per share. Under the Merger Agreement, 1,000,000 shares of the Closing Payment Shares (“Escrow Shares”) to be issued will be held in escrow for a period of 6 months after the closing to satisfy indemnification obligations.

As of September 30, 2021, the Company had not commenced any operations. All activity through September 30, 2021 relates to the Company’s formation and the proposed public offering as described below. The Company has selected June 30 as its fiscal year end.

Financing

The registration statement for the Company’s initial public offering (the “Public Offering” as described in Note 4) was declared effective by the United States Securities and Exchange Commission (“SEC”) on March 1, 2021. The Company consummated the Public Offering on March 4, 2021 of 5,000,000 units at $10.00 per unit (the “Public Units’). Subsequently, on March 9, 2021, the underwriters exercised the option in full of 750,000 units at a price of $10.00 per unit. Concurrently with the Public Offering, the Company sold to Cross Wealth Investment Holding Limited (the “Sponsor”) 350,000 private units at a price of $10.00 per unit and sold to Maxim Group LLC for $100 an option to purchase 287,500 units at an exercise price of $11.50 per unit. The Company received net proceeds of approximately $59,162,906 (which includes deferred underwriting commissions of $2,012,500). Transaction costs amounted to $1,837,194, consisting of $1,437,500 of underwriter’s fees and $399,694 of other offering costs.

Trust Account

Upon the closing of the Public Offering and the private placement, $57,500,000 was placed in a trust account (the “Trust Account”) with Continental Stock Transfer & Trust Company, LLC acting as trustee. The funds held in the Trust Account can be invested in United States government treasury bills, bonds or notes, having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act until the earlier of (i) the consummation of the Company’s initial business combination

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$), except for number of shares)

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND (cont.)

within the required time period and (ii) the redemption of 100% of the outstanding public shares if the Company has not completed an initial business combination in the required time period. Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, the interest earned on the Trust Account balance may be released to the Company to pay the Company’s tax obligations.

Business Combination

Pursuant to Nasdaq listing rules, the Company’s initial business combination must occur with one or more target businesses having an aggregate fair market value equal to at least 80% of the value of the funds in the Trust Account (excluding any deferred underwriter’s fees and taxes payable on the income earned on the Trust Account), which the Company refers to as the 80% test, at the time of the execution of a definitive agreement for our initial business combination, although the Company may structure a business combination with one or more target businesses whose fair market value significantly exceeds 80% of the trust account balance. If the Company is no longer listed on Nasdaq, it will not be required to satisfy the 80% test. The Company currently anticipates structuring a business combination to acquire 100% of the equity interests or assets of the target business or businesses.

The Company may, however, structure a business combination where the Company merges directly with the target business or where the Company acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons, but the Company will only complete such business combination if the post-transaction company owns 50% or more of the outstanding voting securities of the target or otherwise owns a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% test.

The Company will either seek shareholder approval of any business combination at a meeting called for such purpose at which shareholders may seek to convert their shares into their pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, or provide shareholders with the opportunity to sell their shares to the Company by means of a tender offer for an amount equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid. These shares have been recorded at redemption value and are classified as temporary equity, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 Distinguishing Liabilities from Equity. The Company will proceed with a business combination only if it will have net tangible assets of at least $5,000,001 upon consummation of the business combination and, solely if shareholder approval is sought, a majority of the outstanding ordinary shares of the Company voted are voted in favor of the business combination.

In connection with any shareholder vote required to approve any business combination, the Initial Shareholders have agreed (i) to vote any of their respective shares, including the ordinary shares sold to the Initial Shareholders in connection with the organization of the Company, ordinary shares included in the Private Units sold in the Private Placement, and any ordinary shares which were initially issued in connection with the Public Offering, whether acquired in or after the effective date of the IPO, in favor of the initial business combination and (ii) not to convert such respective shares into a pro rata portion of the Trust Account or seek to sell their shares in connection with any tender offer the Company engages in.

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$), except for number of shares)

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND (cont.)

Liquidation

If the Company does not complete a business combination within 12 months from the consummation of the Public Offering, it will trigger an automatic winding up, dissolution and liquidation pursuant to the terms of the amended and restated memorandum and articles of association. As a result, this has the same effect as if the Company had formally gone through a voluntary liquidation procedure under the Companies Law. Accordingly, no vote would be required from the Company’s shareholders to commence such a voluntary winding up, dissolution and liquidation. However, if the Company anticipates that the Company may not be able to consummate its initial business combination within 12 months, the Company may, but is not obligated to, extend the period of time to consummate a business combination three times by an additional three months each time (for a total of up to 21 months to complete a business combination). Pursuant to the terms of the amended and restated memorandum and articles of association and the trust agreement entered into between the Company and Continental Stock Transfer & Trust Company, LLC on the effective date of the Registration Statement, in order to extend the time available for the Company to consummate the initial business combination, the Company’s insiders or their affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the trust account $575,000 ($0.10 per share), on or prior to the date of the applicable deadline. The insiders will receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that the Company is unable to close a business combination unless there are funds available outside the trust account to do so. Such notes would either be paid upon consummation of the Company’s initial business combination, or, at the lender’s discretion, converted upon consummation of the business combination into additional private units at a price of $10.00 per unit. The Company’s shareholders have approved the issuance of the private units upon conversion of such notes, to the extent the holder wishes to so convert such notes at the time of the consummation of the Company’s initial business combination. In the event that the Company receives notice from the Company’s insiders five days prior to the applicable deadline of their intent to effect an extension, the Company intends to issue a press release announcing such intention at least three days prior to the applicable deadline. In addition, the Company intends to issue a press release the day after the applicable deadline announcing whether or not the funds had been timely deposited. The Company’s insiders and their affiliates or designees are not obligated to fund the trust account to extend the time for the Company to complete the initial business combination. To the extent that some, but not all, of the Company’s insiders, decide to extend the period of time to consummate the Company initial business combination, such insiders (or their affiliates or designees) may deposit the entire amount required. If the Company is unable to consummate the Company’s initial business combination within such time period, the Company will, as promptly as possible but not more than ten business days thereafter, redeem 100% of the Company’s outstanding public shares for a pro rata portion of the funds held in the trust account, including a pro rata portion of any interest earned on the funds held in the trust account and not necessary to pay taxes, and then seek to liquidate and dissolve. However, the Company may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of the Company’s public shareholders. In the event of dissolution and liquidation, the public rights will expire and will be worthless.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

•        Basis of presentation

The accompanying unaudited condensed consolidated financial statements are presented in U.S. Dollars and conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC. The interim financial information provided is unaudited, but includes all adjustments which management considers necessary for the fair presentation of the results for these periods. Operating results for the interim period ended September 30, 2021 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2022. The information included in this Form 10-Q should be read in conjunction with Management’s Discussion and Analysis, and the consolidated financial statements and notes thereto included in the Company’s Form 10-K for the fiscal year ended June 30, 2021, filed with the SEC on September 1, 2021.

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$), except for number of shares)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Principles of consolidation

The condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

The accompanying condensed consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
CVS X Limited (“CVSX”)	A Cayman Island company Incorporated on May 11, 2021	100% Owned by Goldenbridge
Smart CVS Limited (“SCL”)	A Cayman Island company Incorporated on May 21, 2021	100% Owned by CVSX
AgiiPlus Global Inc., (“PubCo”)	A Cayman Island company Incorporated on August 6, 2021	100% Owned by Goldenbridge
AgiiPlus Corporation Inc., (“Merger Sub”)	A Cayman Island company Incorporated on August 25, 2021	100% Owned by Purchaser

•        Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s condensed consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

•        Use of estimates

In preparing these condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported expenses during the reporting period.

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$), except for number of shares)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, Actual results may differ from these estimates.

•        Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2021 and June 30, 2021.

•        Cash and investments held in Trust Account

At September 30, 2021, the assets held in the Trust Account are held in cash and US Treasury securities.

The Company classifies marketable securities as available-for-sale at the time of purchase and reevaluates such classification as of each balance sheet date. All marketable securities are recorded at their estimated fair value. Unrealized gains and losses for available-for-sale securities are recorded in other comprehensive income. The Company evaluates its investments to assess whether those with unrealized loss positions are other than temporarily impaired. Impairments are considered other than temporary if they are related to deterioration in credit risk or if it is likely the Company will sell the securities before the recovery of the cost basis. Realized gains and losses and declines in value determined to be other than temporary are determined based on the specific identification method and are reported in other income (expense), net in the condensed consolidated statements of operations and comprehensive income (loss).

•        Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The initial fair value of the Private Warrants was estimated using a Black-Scholes model (see Note 9).

•        Ordinary Shares Subject to Possible Redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 Distinguishing Liabilities from Equity. Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are subject to occurrence of uncertain future events and considered to be outside of the

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$), except for number of shares)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Company’s control. Accordingly, at September 30, 2021 and June 30, 2021, 5,750,000 and 5,750,000 ordinary shares subject to possible redemption, respectively, are presented as temporary equity, outside of the shareholders’ equity section of the Company’s condensed consolidated balance sheets.

•        Offering Costs

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — Expenses of Offering. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering and that were charged to shareholders’ equity upon the completion of the Public Offering.

•        Fair Value of Financial Instruments

FASB ASC Topic 820 Fair Value Measurements and Disclosures defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. FASB ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1	—

Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2	—

Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3	—	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company’s certain assets and liabilities, which qualify as financial instruments under ASC 820, Fair Value Measurements and Disclosures, approximates the carrying amounts represented in the balance sheet. The fair values of cash and cash equivalents, and other current assets, accrued expenses, due to sponsor are estimated to approximate the carrying values as of September 30, 2021 due to the short maturities of such instruments. See Note 9 for the disclosure of the Company’s assets and liabilities that were measured at fair value on a recurring basis.

•        Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and trust accounts in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$), except for number of shares)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Income taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the condensed consolidated financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the condensed consolidated financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the British Virgin Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

•        Net loss per share

The Company calculates net loss per share in accordance with ASC Topic 260, Earnings per Share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable ordinary shares and non-redeemable ordinary shares and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable ordinary shares. Any remeasurement of the accretion to redemption value of the ordinary shares subject to possible redemption was considered to be dividends paid to the public stockholders. As of September 30, 2021, the Company has not considered the effect of the warrants sold in the Initial Public Offering and private placement to purchase an aggregate of 3,050,000 shares in the calculation of diluted net loss per share, since the exercise of the warrants is contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive and the Company did not have any other dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

The net loss per share presented in the unaudited condensed statement of operations is based on the following:

	For the Three Months Ended September 30,
	2021	2020
Net loss	$(257,324)	$(131,152)
	For the Three Months Ended September 30,
	2021		2020
	Redeemable Ordinary shares	Non-Redeemable Ordinary shares	Redeemable Ordinary shares	Non-Redeemable Ordinary shares
Basic and diluted net loss per share:
Numerators:
Allocation of net income/(loss)	$(195,554)	$(61,770)	$—	$(131,152)
Denominators:
Weighted-average shares outstanding	5,750,000	1,816,250	—	1,437,500
Basic and diluted net income/(loss) per share	$(0.03)	$(0.03)	$—	$(0.09)

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$), except for number of shares)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

•        Recent accounting pronouncements

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on the results of operations, financial condition, or cash flows, based on the current information.

NOTE 3 — REVISION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In preparation of the Company’s condensed consolidated financial statements as of and for the period ended September 30, 2021, the Company concluded it should revise its condensed consolidated financial statements to classify all ordinary shares subject to possible redemption in temporary equity. In accordance with the SEC and its staff’s guidance on redeemable equity instruments, ASC Topic 480, Distinguishing Liabilities from Equity (ASC 480), paragraph 10-S99, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity. The Company had previously classified a portion of its ordinary shares in permanent equity. Although the Company did not specify a maximum redemption threshold, its charter provides that currently, the Company will not redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001. The Company considered that the threshold would not change the nature of the underlying shares as redeemable and thus would be required to be disclosed outside equity. As a result, the Company revised its previously filed financial statements to classify all ordinary shares as temporary equity and to recognize accretion from the initial book value to redemption value at the time of its Initial Public Offering and in accordance with ASC 480. The change in the carrying value of redeemable shares of ordinary shares resulted in charges against accumulated deficit. Pursuant to ASC Topic 250, Accounting Changes and Error Corrections issued by the FASB and Staff Accounting Bulletin 99, Materiality (“SAB 99”) issued by the SEC, the Company determined the impact of the error was immaterial.

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$), except for number of shares)

NOTE 3 — REVISION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont.)

The following tables summarize the effect of the revision on each financial statement line item as of the dates, and for the period, indicated:

	As Previously Reported	Adjustments	As Revised
Balance sheet as of March 4, 2021
Ordinary Shares Subject to Possible Redemption	$44,036,880	$5,963,120	$50,0000,000
Ordinary Shares	5,318,526	2,563,526	2,755,000
Accumulated deficit	(318,522)	(3,399,594)	(3,718,116)
Total shareholders’ equity	5,000,004	(5,963,120)	(963,116)

Balance sheet as of March 31, 2021 (unaudited)
Ordinary Shares Subject to Possible Redemption	50,929,247	6,570,753	57,500,000
Ordinary shares	5,476,159	(2,721,159)	2,755,000
Retained Earnings (Accumulated Deficit)	(477,244)	(3,849,594)	(4,326,838)
Total Shareholders’ Equity (Deficit)	5,000,007	(6,570,753)	(1,570,746)

Balance sheet as of June 30, 2021
Ordinary Shares Subject to Possible Redemption	50,547,744	6,952,256	57,500,000
Ordinary shares	5,857,662	(3,102,662)	2,755,000
Retained Earnings (Accumulated Deficit)	(853,991)	(3,849,594)	(4,703,585)
Total Shareholders’ Equity (Deficit)	5,000,005	(6,952,256)	(1,952,251)

NOTE 4 — CASH AND INVESTMENT HELD IN TRUST ACCOUNT

As of September 30, 2021, investment securities in the Company’s Trust Account consisted of $57,500,550 in United States Treasury Bills and $5,156 in cash. As of June 30, 2021, investment securities in the Company’s Trust Account consisted of $57,496,825 in United States Treasury Bills and $2,326 in cash The Company classifies its United States Treasury securities as available-for-sale. Available-for-sale marketable securities are recorded at their estimated fair value on the accompanying September 30, 2021 balance sheet. The carrying value, including gross unrealized holding gain as other comprehensive income and fair value of held to marketable securities on September 30, 2021 and June 30, 2021 are as follows:

	Carrying Value as of September 30, 2021 (unaudited)	Gross Unrealized Holding Gain	Fair Value as of September 30, 2021 (unaudited)
Available-for-sale marketable securities:
U.S. Treasury Securities	$57,499,218	$1,332	$57,500,550
	Carrying Value as of June 30, 2021	Gross Unrealized Holding (Loss)	Fair Value as of June 30, 2021
Available-for-sale marketable securities:
U.S. Treasury Securities	$57,500,491	$(3,666)	$57,496,825

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$), except for number of shares)

NOTE 5 — INITIAL PUBLIC OFFERING

On March 4, 2021, the Company sold 5,000,000 units at a price of $10.00 per Public Unit in the Public Offering. Each Public Unit consists of one ordinary share of the Company, no par value per share (the “Public Shares”), one right (the “Public Rights”) and one redeemable warrant (the “Public Warrants”). Each Public Right entitles the holder to receive one-tenth (1/10) of an ordinary share upon consummation of an initial Business Combination. Each Public Warrant entitles the holder to purchase one-half (1/2) of one ordinary share, and each ten rights entitle the holder thereof to receive one ordinary share at the closing of a business combination. In addition, the Company has granted Maxim Group LLC, the underwriter of the Public Offering, a 45-day option to purchase up to 750,000 Public Units solely to cover over-allotments. On March 9, 2021, the underwriters exercised the option in full of 750,000 units at a price of $10.00 per unit.

If the Company does not complete its Business Combination within the necessary time period described in Note 1, the Public Rights will expire and be worthless. Since the Company is not required to net cash settle the Rights and the Rights are convertible upon the consummation of an initial Business Combination, the Management determined that the Rights are classified within shareholders’ equity as “Additional paid-in capital” upon their issuance in accordance with ASC 815-40. The proceeds from the sale are allocated to Public Shares and Rights based on the relative fair value of the securities in accordance with ASC 470-20-30. The value of the Public Shares and Rights will be based on the closing price paid by investors.

The Company paid an upfront underwriting discount of $1,437,500 (2.5%) of the per unit offering price to the underwriter at the closing of the Public Offering, with an additional fee of $2,012,500 (the “Deferred Discount”) of 3.5% of the gross offering proceeds payable upon the Company’s completion of the Business Combination. The Deferred Discount will become payable to the underwriter from the amounts held in the Trust Account solely in the event the Company completes its Business Combination. In the event that the Company does not close the Business Combination, the underwriter has waived its right to receive the Deferred Discount. The underwriter is not entitled to any interest accrued on the Deferred Discount.

On March 5, 2021, Maxim Group, LLC exercised their right to acquire option to purchase up to a total of 287,500 units (the “Unit Purchase Option”) at $11.50 per unit for $100. As of September 30, 2021, the Unit Purchase Option has not been exercised.

NOTE 6 — PRIVATE PLACEMENT

Simultaneously with the closing of the Public Offering, the Company consummated a private placement of 350,000 Private Units, at $10.00 per unit, purchased by the Sponsor.

The Private Units are identical to the units sold in the Public Offering except that the private warrants will be non-redeemable and may be exercised on a cashless basis.

NOTE 7 — RELATED PARTY TRANSACTIONS

Founder and Additional Shares

In August 2019, 10,000 shares were sold. In September 2020, the Company issued another 1,427,500 ordinary shares resulting in an aggregate of 1,437,500 ordinary shares (the “Founder Shares”) outstanding to our initial shareholders, for an aggregate purchase price of $25,000, or approximately $0.017 per share. All share and per share information have been retroactively adjusted to reflect the share split. The Founder Shares include an aggregate of up to 187,500 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the Sponsor will own 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the initial shareholders do not purchase any Public Shares in the Initial Public Offering and excluding the Private Units and underlying securities). In January 2021, the Sponsor transferred 300,000 of its insider shares to Golden Bridge Holding, LLC, 606,061 shares to Scienjoy Inc., 30,000 shares to Lucky Link International Limited and 60,606 shares to Can Wu.

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$), except for number of shares)

NOTE 7 — RELATED PARTY TRANSACTIONS (cont.)

The initial shareholders have agreed not to transfer, assign or sell any of the founder shares (except to certain permitted transferees) until (1) with respect to 50% of the founder shares, the earlier of six months after the completion of a Business Combination and the date on which the closing price of the ordinary shares equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing after a Business Combination and (2) with respect to the remaining 50% of the founder shares, six months after the completion of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company completes a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Amounts due to related parties

As of September 30, 2021 and June 30, 2021, the balances due to related parties were $9,981 and $9,981, respectively. The balance is unsecured, interest-free and has no fixed terms of repayment.

Administrative Services Agreement

The Company is obligated, commencing from June 1, 2020, to pay Golden Bridge Capital Limited, which is also owned by Mr. Jining Li, the Company’s director and also the affiliate of the Sponsor, a monthly fee of $10,000 for general and administrative services. This agreement will terminate upon completion of the Company’s business combination or the liquidation of the trust account to public shareholders.

Related Party Extensions Loan

The Company will have until 12 months from the consummation of the Initial Public Offering to consummate the initial Business Combination. However, if the Company anticipates that the Company may not be able to consummate the initial Business Combination within 12 months, the Company may, but is not obligated to, extend the period of time to consummate a Business Combination three times by an additional three months each time (for a total of up to 21 months to complete a Business Combination). Pursuant to the terms of our amended and restated memorandum and articles of association and the trust agreement to be entered into between us and Continental Stock Transfer & Trust Company, in order to extend the time available for us to consummate our initial Business Combination, the Company’s insiders or their affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the Trust Account $575,000 ($0.10 per share), on or prior to the date of the applicable deadline. The insiders will receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that we are unable to close a Business Combination unless there are funds available outside the Trust Account to do so. Such notes would either be paid upon consummation of our initial Business Combination, or, at the lender’s discretion, converted upon consummation of our Business Combination into additional private units at a price of $10.00 per unit.

Director’s Remuneration

The Company is obligated, commencing from June 1, 2020, to pay Yongsheng Liu, which is our CEO, a monthly fee of HK$50,000 for his service to the Company.

NOTE 8 — SHAREHOLDER’S EQUITY

Ordinary shares

The Company is authorized to issue unlimited ordinary shares with no par value. Holders of the Company’s ordinary shares are entitled to one vote for each share. At September 30, 2021, there were 1,816,250 ordinary shares issued and outstanding (excluding 5,750,000 shares subject to redemption).

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$), except for number of shares)

NOTE 8 — SHAREHOLDER’S EQUITY (cont.)

Accumulated Other Comprehensive Income (Loss)

The table below presents the changes in accumulated other comprehensive income (loss) (“AOCI”), including the reclassification out of AOCI.

Available-for-sale securities
Balance as of July 1, 2021	$(3,666)
Other comprehensive gain before reclassifications	6,507
Amounts reclassified from AOCI into interest income	(1,509)
Balance as of September 30, 2021	$1,332

Warrants

Each public warrant entitles the holder thereof to purchase one-half (1/2) of one ordinary share at a price of $11.50 per full share, subject to adjustment as described in this prospectus. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder.

No public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. It is the Company’s current intention to have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares in effect promptly following consummation of an initial business combination.

Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the public warrants is not effective within 90 days following the consummation of our initial business combination, public warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the day prior to the date of exercise. For example, if a holder held 300 warrants to purchase 150 shares and the fair market value on the date prior to exercise was $15, that holder would receive 35 shares without the payment of any additional cash consideration. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis.

The warrants will become exercisable on the later of the completion of an initial business combination. The warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of our completion of an initial business combination, or earlier upon redemption.

The Company may redeem the outstanding warrants (including any outstanding warrants issued upon exercise of the unit purchase option issued to Maxim Group LLC), in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the Public Warrants are exercisable,

•        upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

•        if, and only if, the reported last sale price of the ordinary shares equals or exceeds $16.50 per share, for any 20 trading days within a 30 trading day period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$), except for number of shares)

NOTE 8 — SHAREHOLDER’S EQUITY (cont.)

•        if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and the Company would issue a notice of redemption, each warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the ordinary shares may fall below the $16.50 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit our ability to complete the redemption.

The redemption criteria for the warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

Rights

Except in cases where the Company is not the surviving company in a Business Combination, each holder of a Public Right will automatically receive one-tenth (1/10) of an ordinary share upon consummation of a Business Combination, even if the holder of a Public Right converted all ordinary shares held by him, her or it in connection with a Business Combination or an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to its pre-business combination activities. In the event that the Company will not be the surviving company upon completion of a Business Combination, each holder of a Public Right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth (1/10) of a share underlying each Public Right upon consummation of a Business Combination. No additional consideration will be required to be paid by a holder of Public Rights in order to receive his, her or its additional ordinary shares upon consummation of a Business Combination. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company). If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of Public Rights to receive the same per share consideration the holders of ordinary shares will receive in the transaction on an as-converted into ordinary shares basis.

The Company will not issue fractional shares in connection with an exchange of Public Rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the British Virgin Islands law. As a result, the holders of the Public Rights must hold rights in multiples of 10 in order to receive shares for all of the holders’ rights upon closing of a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Rights will not receive any of such funds with respect to their Public Rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Rights, and the Public Rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the Public Rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

NOTE 9 — FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$), except for number of shares)

NOTE 9 — FAIR VALUE MEASUREMENTS (cont.)

obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that were measured at fair value on a recurring basis as of September 30, 2021, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

Description	September 30, 2021 (Unaudited)	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. Treasury Securities held in Trust Account*	$57,500,550	$57,500,550	$—	$—

Liabilities:
Warrant liabilities	$730,000	$—	$—	$730,000

____________

*        included in cash and investments held in trust account on the Company’s balance sheet.

The private warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the condensed consolidated balance sheets.

The Company established the initial fair value for the private warrants at $770,000 on March 4, 2021, the date of the Company’s Initial Public Offering, using a Black-Scholes model. The Company allocated the proceeds received from the sale of Private Units, first to the private warrants based on their fair values as determined at initial measurement, with the remaining proceeds recorded as ordinary shares subject to possible redemption, and ordinary shares based on their relative fair values recorded at the initial measurement date. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

The key inputs into the binomial model and Black-Scholes model were as follows at their measurement dates:

	September 30, 2021	June 30, 2021
Input
Share price	$9.92	$9.98
Risk-free interest rate	0.98%	0.87%
Volatility	53%	55%
Exercise price	$11.50	$11.50
Warrant life	5 years	5 years

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$), except for number of shares)

NOTE 9 — FAIR VALUE MEASUREMENTS (cont.)

As of September 30, 2021 and June 30, 2021, the aggregate value of the Private Warrants was $0.73 and 0.74 million, respectively. The change in fair value from June 30, 2021 to September 30, 2021 was approximately $(10,000).

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. Level 3 financial liabilities consist of the Private Warrant liability for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate.

NOTE 10 — COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s future financial position, results of its operations and/or search for a target company, there has been a significant impact as of the date of these financial statements. The financial statements do not include any adjustments that might result from the future outcome of this uncertainty.

Registration Rights

The holders of the Founder Shares, the Private Placement Warrants (and their underlying securities) and the warrants that may be issued upon conversion of the Working Capital Loans (and their underlying securities) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Proposed Public Offering. The holders of a majority of these securities will be entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the Private Placement Warrants and warrants issued in payment of Working Capital Loans made to the Company (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Deferred Underwriter Compensation

The Company is committed to pay the Deferred Discount of 3.5% of the gross offering proceeds, in the amount of $2,012,500 of the Public Offering, to the underwriter upon the Company’s consummation of the Business Combination. The underwriter is not entitled to any interest accrued on the Deferred Discount, and has waived its right to receive the Deferred Discount if the Company does not close a Business Combination.

Unit Purchase Option

The Company sold to Maxim for $100, an option to purchase 287,500 units exercisable, at $11.50 per unit commencing at any time between the first and fifth anniversary of the effective date of the registration statement relating to its initial public offering. The purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires on March 4, 2026. The option and the units, as well as the ordinary shares and warrants to purchase ordinary shares that may be issued upon exercise of the option, have been deemed compensation by

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$), except for number of shares)

NOTE 10 — COMMITMENTS AND CONTINGENCIES

FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the registration statement of which this prospectus forms a part or the commencement of sales in the Public Offering pursuant to Rule 5110(g)(1) of FINRA’s Rules, during which time the option may not be sold, transferred, assigned, pledged or hypothecated, or be subject of any hedging, short sale, derivative or put or call transaction that would result in the economic disposition of the securities. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated prior to March 4, 2022 except to any underwriters and selected dealer participating in the offering and their bona fide officers or partners. The option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement of which forms a part with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. We will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of ordinary shares at a price below its exercise price.

Right of First Refusal

Subject to certain conditions, the Company granted Maxim, for a period of 15 months after the date of the consummation of the business combination, a right of first refusal to act as lead underwriters or minimally as a co-manager, with at least 30% of the economics; or, in the case of a three-handed deal, 30% of the economics, for any and all future public and private equity and debt offerings. In accordance with FINRA Rule 5110(f)(2)(E)(i), such right of first refusal shall not have a duration of more than three years from the effective date of the registration statement of which this prospectus forms a part.

NOTE 11 — SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before this unaudited financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2021, up through the date was the Company issued the unaudited condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Goldenbridge Acquisition Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Goldenbridge Acquisition Limited (the “Company”) as of June 30, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for the year ended June 30, 2021 and for the period from August 12, 2019 (inception) through June 30, 2020, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goldenbridge Acquisition Limited as of June 30, 2021 and 2020, and the results of its operations and its cash flows for the year ended June 30, 2021 and for the period from August 12, 2019 (inception) through June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 3, the accompanying consolidated financial statements as of June 30, 2021 and for the year ended June 30, 2021 have been restated. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2020.

New York, New York

September 1, 2021, except for the effects of the restatement discussed in Note 3, as to which the date is December 22, 2021

GOLDENBRIDGE ACQUISITION LIMITED
CONSOLIDATED BALANCE SHEETS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	June 30,
	2021	2020
	(As restated)
ASSETS
Current assets:
Cash	$754,440	$76,317
Prepayments	134,139	—

Total current assets	888,579	76,317
Cash and investments held in trust account	57,499,151	—

TOTAL ASSETS	$58,387,730	$76,317

LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued liabilities and other payable	$77,500	$6,410
Amount due to related party	9,981	79,532
Total current liabilities	87,481	85,942

Warrant liabilities	740,000	—
Deferred underwriting compensation	2,012,500	—

TOTAL LIABILITIES	2,839,981	85,942

Commitments and contingencies
Ordinary shares, subject to redemption: 5,750,000 as of June 30, 2021 (at redemption value of $10.00 per share)	57,500,000	—

Shareholders’ deficit:
Ordinary shares, no par value; unlimited shares authorized; 1,816,250 and 1,437,500 shares issued and outstanding as of June 30, 2021 and 2020, respectively (excluding 5,750,000 and 0 shares subject to redemption as of June 30, 2021 and 2020, respectively)	2,755,000	25,000
Accumulated deficit	(4,703,585)	(34,625)
Accumulated other comprehensive loss	(3,666)	—

Total shareholders’ deficit	(1,952,251)	(9,625)

TOTAL LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ DEFICIT	$58,387,730	$76,317

See accompanying notes to consolidated financial statements.

GOLDENBRIDGE ACQUISITION LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Year ended June 30, 2021	Period from August 12, 2019 (inception) through June 30, 2020
	(As restated)
Formation, general and administrative expenses	$(852,566)	$(34,625)

Total operating expenses	(852,566)	(34,625)

Other income:
Change in fair value of warrant liabilities	30,000	—
Interest income	3,200	—
	33,200	—
Loss before income taxes	(819,366)	(34,625)

Income taxes	—	—

NET LOSS	(819,366)	(34,625)

Less: income attributable to ordinary shares subject to redemption	(2,476)

Net loss attributable to Goldenbridge Acquisition Limited	$(821,842)	$(34,625)

NET LOSS	(819,366)	(34,625)

Other comprehensive loss:
Unrealized loss on marketable debt securities	(3,666)	—

COMPREHENSIVE LOSS	$(823,032)	$(34,625)

Basic and diluted weighted average shares outstanding, ordinary shares subject to possible redemption	1,843,579	—

Basic and diluted net income per share subject to possible redemption	$0.87	$—

Basic and diluted weighted average shares outstanding, ordinary shares attributable to Goldenbridge Acquisition Limited	1,555,290	1,250,000

Basic and diluted net loss per share	$(1.56)	$(0.03)

See accompanying notes to consolidated financial statements.

GOLDENBRIDGE ACQUISITION LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary shares		Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ (deficit) equity
	No. of shares	Amount
Balance as of August 12, 2019 (inception)	—	$—	$—	$—	$—
Issuance of ordinary shares to the founder	1,437,500	2,500	—	—	25,000
Net loss for the period from inception to June 30, 2020	—	—	—	(34,625)	(34,625)

Balance as of June 30, 2020	1,437,500	$25,000	$—	$(34,625)	$(9,625)

Sale of units in initial public offering	5,750,000	53,650,306	—	—	53,650,306
Sale of ordinary shares to the founder in private placement	350,000	2,730,000	—	—	2,730,000
Sale of unit purchase option	—	100	—	—	100
Issue of representative share	28,750	—	—	—	—
Initial classification of ordinary shares subject to redemption	(5,750,000)	(56,622,354)	—	—	(56,622,354)
Allocation of offering costs to ordinary shares subject to redemption	—	3,804,045	—	—	3,804,045
Accretion of carrying value to redemption value	—	(636,270)	—	(3,849,594)	(4,485,864)
Unrealized holding loss on available-for-sales securities	—	—	(3,666)	—	(3,666)
Net loss for the year	—	—	—	(819,366)	(819,366)

Balance as of June 30, 2021 (As restated)	1,816,250	$2,755,000	$(3,666)	$(4,703,585)	$(1,952,251)

See accompanying notes to consolidated financial statements.

GOLDENBRIDGE ACQUISITION LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Year ended June 30, 2021	Period from August 12, 2019 (inception) through June 30, 2020

	(As restated)
Cash flow from operating activities
Net loss	$(819,366)	$(34,625)
Adjustments to reconcile net loss to net cash used in operating activities
Change in fair value of warrant liabilities	(30,000)	—
Interest income earned in cash and investments held in trust account	(2,817)	—

Change in operating assets and liabilities:
Increase in prepayments	(134,139)	—
Increase in accrued liabilities	71,090	6,410

Cash used in operating activities	(915,232)	(28,215)

Cash flows from investing activities
Proceeds deposited in Trust Account	(57,500,000)	—

Net cash used in investing activities	(57,500,000)	—

Cash flows from financing activities
Proceeds from unit purchase option	100	—
Proceeds from public offering, net of offering expenses	55,662,806	—
Proceeds from private placement	3,500,000	—
Proceeds from issuance of ordinary shares to Initial Shareholder	—	25,000
(Repayments to) advances from a related party	(69,551)	79,532

Net cash provided by financing activities	59,093,335	104,532

NET CHANGE IN CASH	678,123	76,317

Cash, beginning of year	76,317	—

Cash, end of year	$754,440	$76,317

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Unrealized loss on marketable debt securities	$(3,666)	$—
Initial classification of shares subject to redemption	$56,818,181	$—
Allocation of offering costs to ordinary shares subject to redemption	$3,804,045	$—
Accretion of carrying value to redemption value	$(4,485,864)	$—
Deferred underwriting compensation	$2,012,500	$—
Initial recognition of warrant liabilities	$770,000	$—

See accompanying notes to consolidated financial statements.

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND

Goldenbridge Acquisition Limited (“Goldenbridge”, the “Company” or “we”, “us” and “our”) is a newly organized blank check company incorporated on August 12, 2019, under the laws of the British Virgin Islands for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities (Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on opportunities in the artificial intelligence and any other related technology innovations market in North America.

CVS X Limited (“CVSX”) is a company incorporated on May 11, 2021, under the laws of the Cayman Island for the purpose of effecting the Business Combination. CVSX is wholly owned by Goldenbridge.

Smart CVS Limited (“SCL”, or together with CVSX, “the subsidiaries”) is a company incorporated on May 21, 2021, under the laws of the Cayman Island for the purpose of effecting the Business Combination. SCL is wholly owned by CVSX.

AgiiPlus Global Inc., (“PubCo”) is a company incorporated in the Cayman Islands for the purpose of effecting the Business Combination and to serve as the vehicle for, and be subsumed by, AgiiPlus Inc., pursuant to the Acquisition Merger. PubCo is wholly owned by the Goldenbridge.

AgiiPlus Corporation Inc., (“Merger Sub”) is a company incorporated in the Cayman Islands for the purpose of effecting the Business Combination and to serve as the vehicle for, and be subsumed by, AgiiPlus Inc., pursuant to the Acquisition Merger. Merger Sub is wholly owned by the PubCo.

On September 30, 2021, the Company entered into a definitive agreement or non-binding letter of intent to acquire a company, AgiiPlus Inc., (“AgiiPlus”). The aggregate consideration to be paid to AgiiPlus shareholders for the Acquisition Merger is $520 million, payable in the form of a number of newly issued Purchaser Ordinary Shares (the “Closing Payment Shares”) valued at the $10.00 per share. Under the Merger Agreement, 1,000,000 shares of the Closing Payment Shares (“Escrow Shares”) to be issued will be held in escrow for a period of 6 months after the closing to satisfy indemnification obligations.

As of June 30, 2021, the Company had not commenced any operations. All activity through June 30, 2021 relates to the Company’s formation and the Public Offering as described below. The Company has selected June 30 as its fiscal year end.

Financing

The registration statement for the Company’s initial public offering (the “Public Offering” as described in Note 4) was declared effective by the United States Securities and Exchange Commission (“SEC”) on March 1, 2021. The Company consummated the Public Offering on March 4, 2021 of 5,000,000 units at $10.00 per unit (the “Public Units’). Subsequently, on March 9, 2021, the underwriters exercised the option in full of 750,000 units at a price of $10.00 per unit. Concurrently with the Public Offering, the Company sold to Cross Wealth Investment Holding Limited (the “Sponsor”) 350,000 private units at a price of $10.00 per unit and sold to Maxim Group LLC for $100 an option to purchase 287,500 units at an exercise price of $11.50 per unit. The Company received net proceeds of approximately $59,162,906 (which includes deferred underwriting commissions of $2,012,500). Transaction costs amounted to $1,837,194, consisting of $1,437,500 of underwriter’s fees and $399,694 of other offering costs.

Trust Account

Upon the closing of the Public Offering and the private placement, $57,500,000 was placed in a trust account (the “Trust Account”) with Continental Stock Transfer & Trust Company, LLC acting as trustee. The funds held in the Trust Account can be invested in United States government treasury bills, bonds or notes, having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND (cont.)

Investment Company Act until the earlier of (i) the consummation of the Company’s initial business combination within the required time period and (ii) the redemption of 100% of the outstanding public shares if the Company has not completed an initial business combination in the required time period. Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, the interest earned on the Trust Account balance may be released to the Company to pay the Company’s tax obligations.

Business Combination

Pursuant to Nasdaq listing rules, the Company’s initial business combination must occur with one or more target businesses having an aggregate fair market value equal to at least 80% of the value of the funds in the Trust Account (excluding any deferred underwriter’s fees and taxes payable on the income earned on the Trust Account), which the Company refers to as the 80% test, at the time of the execution of a definitive agreement for our initial business combination, although the Company may structure a business combination with one or more target businesses whose fair market value significantly exceeds 80% of the trust account balance. If the Company is no longer listed on Nasdaq, it will not be required to satisfy the 80% test. The Company currently anticipates structuring a business combination to acquire 100% of the equity interests or assets of the target business or businesses.

The Company may, however, structure a business combination where the Company merges directly with the target business or where the Company acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons, but the Company will only complete such business combination if the post-transaction company owns 50% or more of the outstanding voting securities of the target or otherwise owns a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% test.

The Company will either seek shareholder approval of any business combination at a meeting called for such purpose at which shareholders may seek to convert their shares into their pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, or provide shareholders with the opportunity to sell their shares to the Company by means of a tender offer for an amount equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid. These shares have been recorded at redemption value and are classified as temporary equity, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “ Distinguishing Liabilities from Equity .” The Company will proceed with a business combination only if it will have net tangible assets of at least $5,000,001 upon consummation of the business combination and, solely if shareholder approval is sought, a majority of the outstanding ordinary shares of the Company voted are voted in favor of the business combination.

In connection with any shareholder vote required to approve any business combination, the Initial Shareholders have agreed (i) to vote any of their respective shares, including the ordinary shares sold to the Initial Shareholders in connection with the organization of the Company, ordinary shares included in the Private Units sold in the Private Placement, and any ordinary shares which were initially issued in connection with the Public Offering, whether acquired in or after the effective date of the IPO, in favor of the initial business combination and (ii) not to convert such respective shares into a pro rata portion of the Trust Account or seek to sell their shares in connection with any tender offer the Company engages in.

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 1 — ORGANIZATION AND BUSINESS BACKGROUND (cont.)

Liquidation

If the Company does not complete a business combination within 12 months from the consummation of the Public Offering, it will trigger an automatic winding up, dissolution and liquidation pursuant to the terms of the amended and restated memorandum and articles of association. As a result, this has the same effect as if the Company had formally gone through a voluntary liquidation procedure under the Companies Act. However, if the Company anticipates that the Company may not be able to consummate its initial business combination within 12 months, the Company may, but is not obligated to, extend the period of time to consummate a business combination three times by an additional three months each time (for a total of up to 21 months to complete a business combination). Pursuant to the terms of the amended and restated memorandum and articles of association and the trust agreement entered into between the Company and Continental Stock Transfer & Trust Company, LLC on the effective date of the Registration Statement, in order to extend the time available for the Company to consummate the initial business combination, the Company’s insiders or their affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the trust account $575,000 ($0.10 per share), on or prior to the date of the applicable deadline. The insiders will receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that the Company is unable to close a business combination unless there are funds available outside the trust account to do so. Such notes would either be paid upon consummation of the Company’s initial business combination, or, at the lender’s discretion, converted upon consummation of the business combination into additional private units at a price of $10.00 per unit. The Company’s shareholders have approved the issuance of the private units upon conversion of such notes, to the extent the holder wishes to so convert such notes at the time of the consummation of the Company’s initial business combination. In the event that the Company receives notice from the Company’s insiders five days prior to the applicable deadline of their intent to effect an extension, the Company intends to issue a press release announcing such intention at least three days prior to the applicable deadline. In addition, the Company intends to issue a press release the day after the applicable deadline announcing whether or not the funds had been timely deposited. The Company’s insiders and their affiliates or designees are not obligated to fund the trust account to extend the time for the Company to complete the initial business combination. To the extent that some, but not all, of the Company’s insiders, decide to extend the period of time to consummate the Company initial business combination, such insiders (or their affiliates or designees) may deposit the entire amount required. If the Company is unable to consummate the Company’s initial business combination within such time period, the Company will, as promptly as possible but not more than ten business days thereafter, redeem 100% of the Company’s outstanding public shares for a pro rata portion of the funds held in the trust account, including a pro rata portion of any interest earned on the funds held in the trust account and not necessary to pay taxes, and then seek to liquidate and dissolve. However, the Company may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of the Company’s public shareholders. In the event of dissolution and liquidation, the public rights will expire and will be worthless.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

•        Basis of presentation

These accompanying consolidated financial statements have been prepared in U.S. Dollars in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the consolidated financial position, and the results of its consolidated operations and its consolidated cash flows.

•        Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
CVS X Limited (“CVSX”)	A Cayman Island company Incorporated on May 11, 2021	100% Owned by Goldenbridge
Smart CVS Limited (“SCL”)	A Cayman Island company Incorporated on May 21, 2021	100% Owned by CVSX

•        Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

•        Use of estimates

In preparing these consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, Actual results may differ from these estimates.

•        Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2021 or 2020.

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Cash and investments held in trust account

At June 30, 2021 and 2020, the assets held in the Trust Account are held in cash and US Treasury securities. Investment securities in the Company’s Trust Account consisted of $57,496,825 in United States Treasury Bills and $2,326 in cash.

The Company classified investments that are directly invested in U.S. Treasuries as available for sales and money market funds are classified in accordance with the trading method. All marketable securities are recorded at their estimated fair value. Unrealized gains and losses for available-for-sale securities are recorded in other comprehensive income (loss). The Company evaluates its investments to assess whether those with unrealized loss positions are other than temporarily impaired. Impairments are considered other than temporary if they are related to deterioration in credit risk or if it is likely the Company will sell the securities before the recovery of the cost basis. Realized gains and losses and declines in value determined to be other than temporary are determined based on the specific identification method and are reported in other income (expense), net in the statements of operations and comprehensive income (loss).

•        Warrant liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The initial fair value of the Private Warrants was estimated using a Black-Scholes model (see Note 9).

•        Ordinary shares subject to possible redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 Distinguishing Liabilities from Equity. Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are subject to occurrence of uncertain future events and considered to be outside of the Company’s control. Accordingly, at June 30, 2021 and 2020, 5,750,000 and 1,437,500 ordinary shares subject to possible redemption, respectively, are presented as temporary equity, outside of the shareholders’ equity section of the Company’s condensed consolidated balance sheets.

•        Offering costs

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering and that were charged to shareholders’ equity upon the completion of the Public Offering.

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Fair value of financial instruments

ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 —  Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 —  Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —  Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company’s certain assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet. The fair values of cash and cash equivalents, and other current assets, accrued expenses, due to sponsor are estimated to approximate the carrying values as of June 30, 2021 due to the short maturities of such instruments. See Note 9 for the disclosure of the Company’s assets and liabilities that were measured at fair value on a recurring basis.

•        Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and trust accounts in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

•        Income taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the consolidated financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the consolidated financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the British Virgin Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense.

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

•        Net loss per share

The Company calculates net loss per share in accordance with ASC Topic 260, Earnings per Share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable ordinary shares and non-redeemable ordinary shares and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable ordinary shares. Any remeasurement of the accretion to redemption value of the ordinary shares subject to possible redemption was considered to be dividends paid to the public stockholders. As of June 30, 2021 and 2020, the Company has not considered the effect of the warrants sold in the Initial Public Offering and private placement to purchase an aggregate of 3,050,000 and 3,050,000 shares in the calculation of diluted net loss per share, since the exercise of the warrants is contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive and the Company did not have any other dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

The net loss per share presented in the unaudited condensed statement of operations is based on the following:

	For the Year Ended June 30, 2021	For the Year Ended June 30, 2021
Net loss	$(819,366)	$(34,625)
Accretion of carrying value to redemption value	(4,485,864)	—
Net loss including accretion of carrying value to redemption value	$(5,305,230)	$(34,625)
	For the Year Ended June 30, 2021		For the Year Ended June 30, 2020
	Redeemable Common Stock	Non- Redeemable Common Stock	Redeemable Common Stock	Non-Redeemable Common Stock
Basic and diluted net loss per share:
Numerators:
Allocation of net loss including carrying value to redemption value	$(2,877,607)	$(2,427,623)	$—	$(34,625)
Accretion of carrying value to redemption value	4,485,864	—	—	—
Allocation of net income (loss)	$1,608,257	$(2,427,623)	$—	$(34,625)

Denominators:
Weighted-average shares outstanding	1,843,579	1,555,290	—	1,250,000

Basic and diluted net income (loss) per share	$0.87	$(1.56)	$—	$(0.03)

•        Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Recent accounting pronouncements

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on the results of operations, financial condition, or cash flows, based on the current information.

NOTE 3 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused on certain provisions that provided for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant, which terms are similar to those contained in the warrant agreement governing the Company’s warrants.

The Company previously accounted for its outstanding Public Warrants (as defined in Note 5) issued in connection with its Public Offering (as defined in Note 5) as derivative liabilities. The Company’s management evaluated the warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC Section 815-40-15 addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s common stock. Under ASC Section 815-40-15, a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant. After the evaluation of the provisions of the Public Warrants, the Company concluded that the Public Warrants are indexed to the Company’s common shares in the manner contemplated by ASC Section 815-40-15 and should be classified as components of equity. The Company previously accounted the Public Warrants as derivative liabilities instead of components of equity did not have significant impact on the Company’s previously issued statements of operations and cash flows.

In addition, in preparation of the Company’s audited financial statements as of and for the year ended June 30, 2021, the Company concluded it should restate its consolidated financial statements to classify all common stock subject to possible redemption in temporary equity. In accordance with the SEC and its staff’s guidance on redeemable equity instruments, ASC Topic 480, Distinguishing Liabilities from Equity (ASC 480), paragraph 10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity. The Company had previously classified a portion of its common stock in permanent equity. Although the Company did not specify a maximum redemption threshold, its charter provides that currently, the Company will not redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001. The Company considered that the threshold would not change the nature of the underlying shares as redeemable and thus would be required to be disclosed outside equity. As a result, the Company restated its previously filed financial statements to classify all common stock as temporary equity and to recognize accretion from the initial book value to redemption value at the time of its Initial Public Offering and in accordance with ASC 480. The change in the carrying value of redeemable shares of common stock resulted in charges against additional paid-in capital and accumulated deficit.

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 3 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont.)

The following tables summarize the effect of the restatement on each financial statement line item as of the dates, and for the period, indicated:

Adjustment #1 refer to reclassification of public warrants from warrant liabilities to equity component.

Adjustment #2 refer to reclassification of all public shares to temporary equity.

	As Previously Reported	Adjustments #1	Adjustments #2	As Restated
Balance sheet as of March 4, 2021
Warrant Liabilities	7,220,000	(6,450,000)	—	770,000
Total Liabilities	9,356,654	(6,450,000)	—	2,906,654
Ordinary Shares Subject to Possible Redemption	37,586,880	—	12,413,120	50,000,000
Ordinary Shares	5,318,526	—	(2,563,526)	2,755,000
Accumulated deficit	(318,522)	6,450,000	(9,849,594)	(3,718,116)
Total shareholders’ equity (deficit)	5,000,004	6,450,000	(12,413,120)	(963,116)

Balance sheet as of March 31, 2021 (unaudited)
Warrant liabilities	8,210,000	(7,430,000)	—	780,000
Total liabilities	10,237,481	(7,430,000)	—	2,807,481
Ordinary shares subject to possible redemption	43,499,246	—	14,000,754	57,500,000
Ordinary shares	5,486,160	—	(2,731,160)	2,755,000
Retained earnings (accumulated deficit)	(487,244)	7,430,000	(11,269,594)	(4,326,838)
Total shareholders’ equity (deficit)	5,000,008	7,430,000	(14,000,754)	(1,570,746)

Balance sheet as of June 30, 2021
Ordinary shares subject to possible redemption	50,547,744	—	6,952,256	57,500,000
Ordinary shares	5,857,662	—	(3,102,662)	2,755,000
Accumulated deficit	(853,991)	—	(3,849,594)	(4,703,585)
Total shareholders’ equity (deficit)	5,000,005	—	(6,952,256)	(1,952,251)

Statement of operations for the three months ended March 31, 2021 (unaudited)
Change in fair value of warrant liabilities	(20,000)	10,000	—	770,000
Net loss	(221,018)	10,000	—	2,906,654
Basic and diluted weighted average shares outstanding, non-redeemable ordinary shares	1,962,294	—	(406,961)	1,555,333
Basic and diluted net loss per share	(0.11)	—	(1.25)	(1.36)

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 3 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont.)

	As Previously Reported	Adjustments #1	Adjustments #2	As Restated
Statement of operations for the nine months ended March 31, 2021 (unaudited)
Change in fair value of warrant liabilities	(20,000)	10,000	—	(10,000)
Net loss	(452,619)	10,000	—	(442,619)
Basic and diluted weighted average shares outstanding, non-redeemable ordinary shares	1,609,961	—	(133,757)	1,476,204
Basic and diluted net loss per share	(0.28)	—	(1.91)	(2.19)

Statement of operations for the year ended June 30, 2021
Basic and diluted weighted average shares outstanding, subject to possible redemption	1,638,590	—	204,989	1,843,579
Basic and diluted net loss per share	0.00	—	0.87	0.87
Basic and diluted weighted average shares outstanding, non-redeemable ordinary shares	1,771,207	—	(215,917)	1,555,290
Basic and diluted net loss per share	(0.46)	—	(1.10)	(1.56)

Statement of cash flows for the nine months ended March 31, 2021 (unaudited)
Change in fair value of warrant liabilities	$20,000	$(10,000)	$—	$10,000
Net loss	(452,619)	10,000	—	(442,619)

Statement of cash flows for the year ended June 30, 2021
Initial classification of shares subject to redemption	51,086,880	—	5,535,474	56,622,354
Reclassification of shares subject to redemption	539,136	—	(539,136)	—
Allocation of offering costs to ordinary shares subject to redemption	—	—	3,804,045	3,804,045
Accretion of carrying value to redemption value	—	—	(4,485,864)	(4,485,864)

Statements of changes in shareholders’ deficit for the three and nine months ended March 31, 2021 (unaudited)
Sale of units in initial public offering – ordinary shares amount	$50,080,000	$—	$3,570,306	$53,650,306
Sale of units in initial public offering – total shareholders’ (deficit) equity	50,080,000	—	3,570,306	53,650,306
Initial classification of ordinary shares subject to possible redemption – ordinary shares amount	(36,616,880)	—	(64,299,234)	(56,622,354)

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 3 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont.)

	As Previously Reported	Adjustment #1	Adjustments #2	As Revised
Initial classification of ordinary shares subject to possible redemption – total shareholders’ (deficit) equity	(36,616,880)	—	(64,299,234)	(56,622,354)
Change in fair value of ordinary shares subject to possible redemption – ordinary shares amount	(6,882,366)	—	6,882,366	—
Change in fair value of ordinary shares subject to possible redemption – total shareholders’ (deficit) equity	(6,882,366)	—	6,882,366	—
Allocation of offering costs to ordinary shares subject to redemption	—	—	3,804,045	3,804,045
Allocation of offering costs to ordinary shares subject to redemption – total shareholders’ (deficit) equity	—	—	3,804,045	3,804,045
Accretion of carrying value to redemption value	—	—	(4,485,864)	(4,485,864)
Accretion of carrying value to redemption value – total shareholders’ (deficit) equity	—	—	(4,485,864)	(4,485,864)

Statement of changes in shareholders’ deficit for the year ended June 30, 2021
Initial classification of ordinary shares subject to possible redemption – ordinary shares amount	(51,086,880)	—	5,535,474	(56,622,354)
Initial classification of ordinary shares subject to possible redemption – total shareholders’ (deficit) equity	(51,086,880)	—	5,535,474	(56,622,354)
Change in fair value of ordinary shares subject to possible redemption – ordinary shares amount	539,136	—	539,136	—
Change in fair value of ordinary shares subject to possible redemption – total shareholders’ (deficit) equity	539,136	—	539,136	—
Allocation of offering costs to ordinary shares subject to redemption	—	—	3,804,045	3,804,045
Allocation of offering costs to ordinary shares subject to redemption – total shareholders’ (deficit) equity	—	—	3,804,045	3,804,045
Accretion of carrying value to redemption value	—	—	(4,485,864)	(4,485,864)
Accretion of carrying value to redemption value – total shareholders’ (deficit) equity	—	—	(4,485,864)	(4,485,864)

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 4 — CASH AND INVESTMENT HELD IN TRUST ACCOUNT

As of June 30, 2021, investment securities in the Company’s Trust Account consisted of $57,496,825 in United States Treasury Bills and $2,326 in cash. As of June 30, 2020, the Company did not have any balance in its Trust Account. The Company classifies its United States Treasury securities as available-for-sale. Available-for-sale marketable securities are recorded at their estimated fair value on the accompanying June 30, 2021 balance sheet. The carrying value, including gross unrealized holding gain as other comprehensive income and fair value of held to marketable securities on June 30, 2021 are as follows:

	Carrying Value as of June 30, 2021	Gross Unrealized Holding loss	Fair Value as of June 30, 2021
Available-for-sale marketable securities
U.S. Treasury Securities	$57,500,491	$(3,666)	$57,496,825
	Carrying Value as of June 30, 2020	Gross Unrealized Holding loss	Fair Value as of June 30, 2020
Available-for-sale marketable securities
U.S. Treasury Securities	$—	$—	$—

NOTE 5 — PUBLIC OFFERING

On March 4, 2021, the Company sold 5,000,000 units at a price of $10.00 per Public Unit in the Public Offering. Each Public Unit consists of one ordinary share of the Company, no par value per share (the “Public Shares”), one right (the “Public Rights”) and one redeemable warrant (the “Public Warrants”). Each Public Right entitles the holder to receive one-tenth (1/10) of an ordinary share upon consummation of an initial Business Combination. Each Public Warrant entitles the holder to purchase one-half (1/2) of one ordinary share, and each ten rights entitle the holder thereof to receive one ordinary share at the closing of a business combination. In addition, the Company has granted Maxim Group LLC, the underwriter of the Public Offering, a 45-day option to purchase up to 750,000 Public Units solely to cover over-allotments. On March 9, 2021, the underwriters exercised the option in full of 750,000 units at a price of $10.00 per unit.

If the Company does not complete its Business Combination within the necessary time period described in Note 1, the Public Rights will expire and be worthless. Since the Company is not required to net cash settle the Rights and the Rights are convertible upon the consummation of an initial Business Combination, the Management determined that the Rights are classified within shareholders’ equity as “Additional paid-in capital” upon their issuance in accordance with ASC 815-40. The proceeds from the sale are allocated to Public Shares and Rights based on the relative fair value of the securities in accordance with ASC 470-20-30. The value of the Public Shares and Rights will be based on the closing price paid by investors.

The Company paid an upfront underwriting discount of $1,437,500 (2.5%) of the per unit offering price to the underwriter at the closing of the Public Offering, with an additional fee of $2,012,500 (the “Deferred Discount”) of 3.5% of the gross offering proceeds payable upon the Company’s completion of the Business Combination. The Deferred Discount will become payable to the underwriter from the amounts held in the Trust Account solely in the event the Company completes its Business Combination. In the event that the Company does not close the Business Combination, the underwriter has waived its right to receive the Deferred Discount. The underwriter is not entitled to any interest accrued on the Deferred Discount.

On March 5, 2021, Maxim Group, LLC exercised their right to acquire option to purchase up to a total of 287,500 units (the “Unit Purchase Option”) at $11.50 per unit for $100. As of June 30, 2021, the Unit Purchase Option has not been exercised.

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 6 — PRIVATE PLACEMENT

Simultaneously with the closing of the Public Offering, the Company consummated a private placement of 350,000 Private Units, at $10.00 per unit, purchased by the Sponsor.

The Private Units are identical to the units sold in the Public Offering except that the private warrants will be non-redeemable and may be exercised on a cashless basis.

NOTE 7 — RELATED PARTY TRANSACTIONS

Founder and Additional Shares

In August 2019, 10,000 shares were sold. In September 2020, the Company issued another 1,427,500 ordinary shares resulting in an aggregate of 1,437,500 ordinary shares (the “Founder Shares”) outstanding to our initial shareholders, for an aggregate purchase price of $25,000, or approximately $0.017 per share. All share and per share information have been retroactively adjusted to reflect the share split. In January 2021, the Sponsor transferred 300,000 of its insider shares to Golden Bridge Holding, LLC, 606,061 shares to Scienjoy Inc., 30,000 shares to Lucky Link International Limited and 60,606 shares to Can Wu.

The initial shareholders have agreed not to transfer, assign or sell any of the founder shares (except to certain permitted transferees) until (1) with respect to 50% of the founder shares, the earlier of six months after the completion of a Business Combination and the date on which the closing price of the ordinary shares equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing after a Business Combination and (2) with respect to the remaining 50% of the founder shares, six months after the completion of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company completes a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Amounts due to related parties

As of June 30, 2021 and 2020, the balances due to related parties were $9,981 and 79,532, respectively. The balance is unsecured, interest-free and has no fixed terms of repayment.

Administrative Services Agreement

The Company is obligated, commencing from June 1, 2020, to pay Golden Bridge Capital Limited, which is also owned by Mr. Jining Li, the Company’s director and also the affiliate of the Sponsor, a monthly fee of $10,000 for general and administrative services. This agreement will terminate upon completion of the Company’s business combination or the liquidation of the trust account to public shareholders.

Related Party Extensions Loan

The Company will have until 12 months from the consummation of the Initial Public Offering to consummate the initial Business Combination. However, if the Company anticipates that the Company may not be able to consummate the initial Business Combination within 12 months, the Company may, but is not obligated to, extend the period of time to consummate a Business Combination three times by an additional three months each time (for a total of up to 21 months to complete a Business Combination). Pursuant to the terms of our amended and restated memorandum and articles of association and the trust agreement entered into between the Company and Continental Stock Transfer & Trust Company, LCC, in order to extend the time available for the Company to consummate the initial Business Combination, the Company’s insiders or their affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the Trust Account $575,000 ($0.10 per share), on or prior to the date of the applicable deadline. The insiders will receive a non-interest bearing, unsecured promissory note equal to the amount of

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 7 — RELATED PARTY TRANSACTIONS (cont.)

any such deposit that will not be repaid in the event that the Company is unable to close a Business Combination unless there are funds available outside the Trust Account to do so. Such notes would either be paid upon consummation of the initial Business Combination, or, at the lender’s discretion, converted upon consummation of the Business Combination into additional private units at a price of $10.00 per unit.

Director’s Remuneration

The Company is obligated, commencing from June 1, 2020, to pay Yongsheng Liu, which is the Company’s CEO, a monthly fee of HK$50,000 for his service to the Company.

NOTE 8 — SHAREHOLDER’S EQUITY

Ordinary Shares

The Company is authorized to issue unlimited ordinary shares with no par value. Holders of the Company’s ordinary shares are entitled to one vote for each share. At June 30, 2021, there were 1,816,250 ordinary shares issued and outstanding (excluding 5,750,000 shares subject to redemption). At June 30, 2020, there were 1,437,500 ordinary shares issued and outstanding (excluding 0 shares subject to redemption).

Accumulated Other Comprehensive Income (Loss)

The table below presents the changes in accumulated other comprehensive income (loss) (“AOCI”), including the reclassification out of AOCI.

Available-for-sale securities
Balance as of July 1, 2020	$—
Other comprehensive loss before reclassifications	(849)
Amounts reclassified from AOCI into interest income	(2,817)
Balance as of June 30, 2021	$(3,666)

Warrants

Each public warrant entitles the holder thereof to purchase one-half (1/2) of one ordinary share at a price of $11.50 per full share, subject to adjustment as described in this prospectus. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder.

No public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. It is the Company’s current intention to have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares in effect promptly following consummation of an initial business combination.

Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the public warrants is not effective within 90 days following the consummation of our initial business combination, public warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value”

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 8 — SHAREHOLDER’S EQUITY (cont.)

shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the day prior to the date of exercise. For example, if a holder held 300 warrants to purchase 150 shares and the fair market value on the date prior to exercise was $15, that holder would receive 35 shares without the payment of any additional cash consideration. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis.

The warrants will become exercisable on the later of the completion of an initial business combination. The warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of our completion of an initial business combination, or earlier upon redemption.

The Company may redeem the outstanding warrants (including any outstanding warrants issued upon exercise of the unit purchase option issued to Maxim Group LLC), in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the Public Warrants are exercisable,

•        upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

•        if, and only if, the reported last sale price of the ordinary shares equals or exceeds $16.50 per share, for any 20 trading days within a 30 trading day period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

•        if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and the Company would issue a notice of redemption, each warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the ordinary shares may fall below the $16.50 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit our ability to complete the redemption.

The redemption criteria for the warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

Rights

Except in cases where the Company is not the surviving company in a Business Combination, each holder of a Public Right will automatically receive one-tenth (1/10) of an ordinary share upon consummation of a Business Combination, even if the holder of a Public Right converted all ordinary shares held by him, her or it in connection with a Business Combination or an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to its pre-business combination activities. In the event that the Company will not be the surviving company upon completion of a Business Combination, each holder of a Public Right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth (1/10) of a share underlying each Public Right upon consummation of a Business Combination. No additional consideration will be required to be paid by a holder of Public Rights in order to receive his, her or its additional ordinary shares upon consummation of a Business Combination. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company). If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of Public Rights to receive the same per share consideration the holders of ordinary shares will receive in the transaction on an as-converted into ordinary shares basis.

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 8 — SHAREHOLDER’S EQUITY (cont.)

The Company will not issue fractional shares in connection with an exchange of Public Rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the British Virgin Islands law. As a result, the holders of the Public Rights must hold rights in multiples of 10 in order to receive shares for all of the holders’ rights upon closing of a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Rights will not receive any of such funds with respect to their Public Rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Rights, and the Public Rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the Public Rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

NOTE 9 — FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:      Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:      Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:      Unobservable inputs based on the assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that were measured at fair value on a recurring basis as of June 30, 2021, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

	June 30, 2021	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Description
Assets:
U.S. Treasury Securities held in Trust Account*	$57,496,825	$57,496,825	$—	$—

Liabilities:
Warrant liabilities	$740,000	$—	$—	$740,000

____________

*        included in cash and investments held in trust account on the Company’s balance sheet.

The private warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the consolidated balance sheets.

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 9 — FAIR VALUE MEASUREMENTS (cont.)

The Company established the initial fair value for the private warrants at $770,000 on March 4, 2021, the date of the Company’s Initial Public Offering, using a Black-Scholes model. The Company allocated the proceeds received from the sale of Private Units, first to the private warrants based on their fair values as determined at initial measurement, with the remaining proceeds recorded as ordinary shares subject to possible redemption, and ordinary shares based on their relative fair values recorded at the initial measurement date. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

The key inputs into the binomial model and Black-Scholes model were as follows at their measurement dates:

	June 30, 2021	March 4, 2021 (Initial measurement)
Input
Share price	$9.8	$10.00
Risk-free interest rate	0.87%	0.77%
Volatility	55%	56%
Exercise price	$11.50	$11.50
Warrant life	5 years	5 years

As of June 30, 2021, the aggregate value of the Private Warrants was $0.74 million. The change in fair value from March 4, 2021 to June 30, 2021 was approximately $(30,000).

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. Level 3 financial liabilities consist of the Private Warrant liability for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate.

NOTE 10 — COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s future financial position, results of its operations and/or search for a target company, there has been a significant impact as of the date of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the future outcome of this uncertainty.

Registration Rights

The holders of the Founder Shares, the Private Placement Warrants (and their underlying securities) and the warrants that may be issued upon conversion of the Working Capital Loans (and their underlying securities) are entitled to registration rights pursuant to the registration rights agreement signed on the effective date of the Public Offering. The holders of a majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the Private Placement Warrants and warrants issued in payment of Working Capital Loans made to the Company (or underlying securities) can elect to exercise these registration rights at any time after the

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 10 — COMMITMENTS AND CONTINGENCIES (cont.)

Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Deferred Underwriter Compensation

The Company is committed to pay the Deferred Discount of 3.5% of the gross offering proceeds, in the amount of $2,012,500 of the Public Offering, to the underwriter upon the Company’s consummation of the Business Combination. The underwriter is not entitled to any interest accrued on the Deferred Discount, and has waived its right to receive the Deferred Discount if the Company does not close a Business Combination.

Unit Purchase Option

The Company sold to Maxim for $100, an option to purchase 287,500 units exercisable, at $11.50 per unit commencing at any time between the first and fifth anniversary of the effective date of the registration statement relating to its initial public offering. The purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires on March 4, 2026. The option and the units, as well as the ordinary shares and warrants to purchase ordinary shares that may be issued upon exercise of the option, have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the registration statement of which this prospectus forms a part or the commencement of sales in the Public Offering pursuant to Rule 5110(g)(1) of FINRA’s Rules, during which time the option may not be sold, transferred, assigned, pledged or hypothecated, or be subject of any hedging, short sale, derivative or put or call transaction that would result in the economic disposition of the securities. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated prior to March 4, 2022 except to any underwriters and selected dealer participating in the offering and their bona fide officers or partners. The option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement of which forms a part with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. We will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of ordinary shares at a price below its exercise price.

Right of First Refusal

Subject to certain conditions, the Company granted Maxim, for a period of 15 months after the date of the consummation of the business combination, a right of first refusal to act as lead underwriters or minimally as a co-manager, with at least 30% of the economics; or, in the case of a three-handed deal, 30% of the economics, for any and all future public and private equity and debt offerings. In accordance with FINRA Rule 5110(f)(2)(E)(i), such right of first refusal shall not have a duration of more than three years from the effective date of the registration statement of which this prospectus forms a part.

GOLDENBRIDGE ACQUISITION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 11 — SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after June 30, 2021, up through the date the Company issued the consolidated financial statements.

On August 6, 2021, the Company formed a subsidiary, AgiiPlus Global Inc. under the laws of the Cayman Island for the purpose of effectuating the Business Combination.

On September 30, 2021, the Company entered into a definitive agreement or non-binding letter of intent to acquire a company, AgiiPlus Inc., (“AgiiPlus”). The aggregate consideration to be paid to AgiiPlus shareholders for the Acquisition Merger is $520 million, payable in the form of a number of newly issued Purchaser Ordinary Shares (the “Closing Payment Shares”) valued at the $10.00 per share. Under the Merger Agreement, 1,000,000 shares of the Closing Payment Shares (“Escrow Shares”) to be issued will be held in escrow for a period of 6 months after the closing to satisfy indemnification obligations.

AGIIPLUS INC.

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of
	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	USD
		(Unaudited)	(Note 2) (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	78,669	76,700	11,879
Restricted cash	7,498	—	—
Accounts receivable and contract assets, net (including RMB8,400 and RMB3,310 from related parties as of December 31, 2020 and June 30, 2021, respectively)	29,138	19,759	3,060
Lease incentives receivable, net (including RMB481 and RMB315 from related parties as of December 31, 2020 and June 30, 2021, respectively)	29,919	23,656	3,664
Prepaid expenses and other current assets (including RMB271 and RMB827 prepaid to related parties as of December 31, 2020 and June 30, 2021, respectively)	19,509	24,984	3,870
Due from related parties	1,374	54	8
Total current assets	166,107	145,153	22,481
Non-current assets:
Property and equipment, net	198,186	206,360	31,962
Operating lease right-of-use assets, net	1,323,681	1,452,087	224,900
Operating lease right-of-use assets – related parties, net	393,872	361,856	56,044
Rental deposits (including RMB14,168 and RMB13,422 paid to related parties as of December 31, 2020 and June 30, 2021, respectively)	71,568	79,616	12,331
Total non-current assets	1,987,307	2,099,919	325,237
TOTAL ASSETS	2,153,414	2,245,072	347,718

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term borrowings	5,533	16,833	2,607
Convertible debts – related parties	57,000	57,000	8,828
Accounts payable (including RMB10,825 and RMB12,306 to related parties as of December 31, 2020 and June 30, 2021, respectively)	139,257	153,303	23,744
Rental retainer from tenants (including RMB4 and RMB454 from related parties as of December 31, 2020 and June 30, 2021, respectively)	78,568	88,160	13,654
Accrued expenses and other current liabilities (including RMB2,368 and RMB1,484 to related parties as of December 31, 2020 and June 30, 2021, respectively)	12,969	11,575	1,792
Due to a related party	637	620	96
Contract liabilities (including RMB380 and RMB612 to related parties as of December 31, 2020 and June 30, 2021, respectively)	34,172	57,148	8,851
Operating lease liabilities, current	231,313	249,876	38,701
Operating lease liabilities – related parties, current	109,743	110,948	17,184
Total current liabilities	669,192	745,463	115,457

AGIIPLUS INC.

CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of
	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	USD
		(Unaudited)	(Note 2) (Unaudited)
Non-current liabilities:
Long-term borrowings	4,958	3,542	549
Operating lease liabilities, non-current	1,376,963	1,543,740	239,095
Operating lease liabilities – related parties, non-current	367,941	333,717	51,686
Rental retainer from tenants, non-current (including RMB442 and nil from related party as of December 31, 2020 and June 30, 2021, respectively)	11,498	14,345	2,222
Due to a related party, non-current	4,032	3,616	560
Total non-current liabilities	1,765,392	1,898,960	294,112
TOTAL LIABILITIES	2,434,584	2,644,423	409,569

MEZZANINE EQUITY
Series Pre-A convertible redeemable preferred shares (US$0.0001 par value, 7,226,017 shares authorized, issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	60,768	60,768	9,412
Series A convertible redeemable preferred shares (US$0.0001 par value, 10,840,109 shares authorized, issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	187,177	212,308	32,882
Series A+ convertible redeemable preferred shares (US$0.0001 par value, 6,319,055 shares authorized, 2,787,457 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	51,043	55,802	8,643
TOTAL MEZZANINE EQUITY	298,988	328,878	50,937

SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.0001 par value, 468,010,917 shares authorized, 15,014,424 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	10	10	2
Series Pre-A convertible preferred shares (US$0.0001 par value, 7,603,902 shares authorized, issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	5	5	1
Subscriptions receivable	(2,154)	(2,154)	(334)
Accumulated deficit	(590,980)	(729,119)	(112,926)
Accumulated other comprehensive income	422	659	102
Total AgiiPlus Inc. shareholders’ deficit	(592,697)	(730,599)	(113,155)
Noncontrolling interests	12,539	2,370	367
TOTAL SHAREHOLDERS’ DEFICIT	(580,158)	(728,229)	(112,788)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	2,153,414	2,245,072	347,718

AGIIPLUS INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2020	2021	2021
	RMB	RMB	USD (Note 2)
Revenue:
Workspace leasing & operation revenue (including services provided to related parties of RMB909 and RMB574 for the six months ended June 30, 2020 and 2021, respectively)	148,524	163,309	25,293
Renovation & smart building technology revenue (including services provided to related parties of RMB16,257 and RMB378 for the six months ended June 30, 2020 and 2021, respectively)	19,886	15,111	2,340
Brokerage & enterprise service revenue (including services provided to related parties of RMB10 and RMB318 for the six months ended June 30, 2020 and 2021, respectively)	7,466	22,039	3,413
Total revenue	175,876	200,459	31,046

Cost of revenue:
Workspace leasing & operation cost (including services received from related parties of RMB47,155 and RMB44,227 for the six months ended June 30, 2020 and 2021, respectively)	(156,813)	(226,043)	(35,010)
Renovation & smart building technology cost	(19,449)	(10,450)	(1,618)
Brokerage & enterprise service cost (including services received from related parties of RMB540 and RMB211 for the six months ended June 30, 2020 and 2021, respectively)	(4,437)	(8,788)	(1,361)
Total cost of revenue	(180,699)	(245,281)	(37,989)
Gross loss	(4,823)	(44,822)	(6,943)

Operating expenses:
Pre-opening expenses	(18,062)	(5,190)	(804)
Selling expenses	(12,163)	(20,074)	(3,109)
General and administrative expenses	(30,426)	(47,918)	(7,422)
Loss from operations	(65,474)	(118,004)	(18,278)
Interest income	198	141	22
Interest expense	(2,534)	(2,908)	(450)
Government subsidies	574	—	—
Other income, net	1,666	1,765	273
Total other expense	(96)	(1,002)	(155)
Loss before income taxes	(65,570)	(119,006)	(18,433)
Income tax expense	—	—	—
Net loss	(65,570)	(119,006)	(18,433)
Less: Net loss attributable to noncontrolling interests	(1,541)	(10,757)	(1,666)
Net loss attributable to AgiiPlus Inc.	(64,029)	(108,249)	(16,767)
Accretion on convertible redeemable preferred shares to redemption value	(7,779)	(29,890)	(4,629)
Net loss attributable to ordinary shareholders of AgiiPlus Inc.	(71,808)	(138,139)	(21,396)

AGIIPLUS INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2020	2021	2021
	RMB	RMB	USD (Note 2)
Net loss per ordinary share
– Basic	(4.78)	(9.20)	(1.42)
– Diluted	(4.78)	(9.20)	(1.42)

Weighted average ordinary shares outstanding used in net loss per share calculation
– Basic	15,014,424	15,014,424	15,014,424
– Diluted	15,014,424	15,014,424	15,014,424

AGIIPLUS INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2020	2021	2021
	RMB	RMB	USD
			(Note 2)
Net loss	(65,570)	(119,006)	(18,433)
Other comprehensive income, net of tax:
Foreign currency translation adjustments	10	237	37
Total comprehensive loss	(65,560)	(118,769)	(18,396)
Less: Comprehensive loss attributable to noncontrolling interests	(1,541)	(10,757)	(1,666)
Comprehensive loss attributable to AgiiPlus Inc.	(64,019)	(108,012)	(16,730)
Accretion on convertible redeemable preferred shares to redemption value	(7,779)	(29,890)	(4,629)
Comprehensive loss attributable to ordinary shareholders of AgiiPlus Inc.	(71,798)	(137,902)	(21,359)

AGIIPLUS INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(Amounts in thousands, except share and per share data, or otherwise noted)

	Ordinary Shares		Subscriptions Receivable	Series Pre-A Convertible Preferred Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Noncontrolling Interests	Total Shareholders’ Deficit
	Number of Shares	Amount		Number of Shares	Amount
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	15,014,424	10	(2,154)	7,603,902	5	13,263	(362,601)	281	14,815	(336,381)
Net loss	—	—	—	—	—	—	(64,029)	—	(1,541)	(65,570)
Foreign currency translation adjustments	—	—	—	—	—	—	—	10	—	10
Purchase of noncontrolling interests	—	—	—	—	—	(1,479)	—	—	949	(530)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	—	(7,779)	—	—	—	(7,779)
Balance as of June 30, 2020	15,014,424	10	(2,154)	7,603,902	5	4,005	(426,630)	291	14,223	(410,250)

Balance as of December 31, 2020	15,014,424	10	(2,154)	7,603,902	5	—	(590,980)	422	12,539	(580,158)
Net loss	—	—	—	—	—	—	(108,249)		(10,757)	(119,006)
Foreign currency translation adjustments	—	—	—	—	—	—	—	237	—	237
Capital contribution from noncontrolling shareholders	—	—	—	—	—	—	—	—	588	588
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(29,890)	—	—	(29,890)
Balance as of June 30, 2021 in RMB	15,014,424	10	(2,154)	7,603,902	5	—	(729,119)	659	2,370	(728,229)
Balance as of June 30, 2021 in USD	15,014,424	2	(334)	7,603,902	1	—	(112,926)	102	367	(112,788)

AGIIPLUS INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2020	2021	2021
	RMB	RMB	USD
			(Note 2)
Cash flows from operating activities:
Net loss	(65,570)	(119,006)	(18,433)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation expense	22,687	29,145	4,514
Non-cash lease expense	92,216	104,722	16,219
Gain on modification of lease contracts	(7,253)	(1,388)	(215)
Allowance for credit losses	339	1,088	169
Write-off of due from related parties	473	—	—
Changes in operating assets and liabilities:
Accounts receivable and contract assets, net	(18,768)	8,676	1,344
Lease incentives receivable, net	42,522	41,626	6,447
Prepaid expenses and other current assets	(2,374)	(5,476)	(848)
Rental deposits	(4,672)	(8,047)	(1,246)
Accounts payable	10,292	16,390	2,538
Accrued expenses and other current liabilities	1,309	(1,394)	(216)
Contract liabilities	(3,455)	22,975	3,558
Rental retainer from tenants	4,998	12,439	1,927
Operating lease liabilities	(46,858)	(76,683)	(11,877)
Net cash provided by operating activities	25,886	25,067	3,881
Cash flows from investing activities
Cash paid for purchases of property and equipment	(30,853)	(45,669)	(7,073)
Advance to related parties	(771)	(6)	(1)
Repayment from related parties	—	1,326	205
Net cash used in investing activities	(31,624)	(44,349)	(6,869)
Cash flows from financing activities
Proceeds from noncontrolling shareholders’ capital contribution	—	588	91
Payments for acquisition of subsidiaries’ equity interests from noncontrolling shareholders	(530)	—	—
Borrowings from bank loans	—	12,000	1,859
Repayment of third party loans	—	(2,116)	(328)
Repayment of borrowings from related party	(428)	(432)	(66)
Net cash provided by (used in) financing activities	(958)	10,040	1,556
Effects of exchange rate changes	(160)	(225)	(34)
Net decrease in cash, cash equivalents and restricted cash	(6,856)	(9,467)	(1,466)
Cash, cash equivalents and restricted cash – beginning of the period	101,227	86,167	13,345
Cash and cash equivalents – end of the period	94,371	76,700	11,879

AGIIPLUS INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2020	2021	2021
	RMB	RMB	USD (Note 2)
Supplemental disclosure of cash flow information:
Interest paid	1,717	4,216	653
Income taxes paid	—	—	—

Non-cash investing and financing activities:
Liabilities assumed in connection with purchases of property and equipment	14,688	—	—
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	608,715	255,547	39,579
Remeasurement of the operating lease liabilities and right-of-use assets due to lease modification	157,668	54,435	8,431
Accretion on convertible redeemable preferred shares to redemption value	7,779	29,890	4,629

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

1. ORGANIZATIONS AND PRINCIPAL ACTIVITIES

(a) Principal activities and subsidiaries

AgiiPlus Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on February 18, 2021. The Company, through its subsidiaries, including wholly-foreign owned enterprises (“WFOEs”), its consolidated variable interest entity (the “VIE”) and the subsidiaries of the VIE, is primarily engaged in providing transformative integrated working solutions to its enterprise customers, including a digital office marketplace to match enterprises with landlords, customized prefabricated renovation with smart building solutions, flexible workspace with plug-in software and on-demand enterprise services. The Company’s principal operations and geographic markets are in the People’s Republic of China (the “PRC” or “China”) and Singapore.

As of the date of this financial statements, the Company’s major subsidiaries, VIE and subsidiaries of the VIE are as follows:

Name	Date of incorporation or acquisition	Place of incorporation	Percentage of direct or indirect ownership
Major Subsidiaries of the Company
AgiiPlus Holdings Limited	February 2021	British Virgin Islands	100%
AgiiPlus Group Limited	March 2021	Hong Kong, PRC	100%
AgiiTech Limited	March 2021	Hong Kong, PRC	100%
AgiiProp Limited	April 2021	Hong Kong, PRC	100%
Shanghai Distrii Technology Development Co., Ltd.	January 2016	PRC	100%
Shanghai Tangtangjia Business Consulting Co., Ltd.	May 2021	PRC	100%
Shanghai Tangtangjia Zhizao Property Development Co., Ltd.	May 2021	PRC	100%
Shanghai Shuban Technology Co., Ltd.	July 2019	PRC	100%
Shanghai Zhengji Information Technology Co., Ltd.	November 2017	PRC	100%
Suzhou Distrii Technology Development Co., Ltd.	July 2019	PRC	100%
Ningbo Distrii Investment Management Co., Ltd.	July 2018	PRC	100%
Nanjing Distrii Technology Development Co., Ltd.	November 2018	PRC	100%
Shanghai Moban Catering Management Co., Ltd.	May 2016	PRC	100%
Shanghai Xinban Technology Development Co., Ltd.	July 2020	PRC	100%
Beijing Xinbanban Technology Co., Ltd.	January 2017	PRC	100%
Shanghai Quanban Zhizao Property Development Co., Ltd.	March 2018	PRC	68%
Beijing Shuban Technology Development Co., Ltd.	September 2019	PRC	100%
Shanghai Zhenban Information Technology Co., Ltd.	April 2020	PRC	100%
Ningbo Investment Management Co., Ltd.	August 2018	PRC	100%
Shanghai Tianchen Technology Development Co., Ltd.	June 2019	PRC	100%
Zhongchuang Banban Technology Development (Beijing) Co., Ltd.	July 2017	PRC	100%
Beijing Zhengji Information Technology Co., Ltd.	July 2018	PRC	100%
Beijing Waiqi Banban Technology Co., Ltd.	December 2017	PRC	51%
Shanghai Quanban Zhizao Property Development Co., Ltd. Beijing Branch	June 2019	PRC	68%
Distrii Technology Singapore Pte. Ltd.*	February 2018	Singapore	70%
Jiangsu Distrii Technology Co., Ltd.	April 2021	PRC	100%
Distrii Singapore Pte. Ltd.	May 2017	Singapore	100%
Shanghai Xinbanban Technology Development Co., Ltd.	October 2021	PRC	100%

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

1. ORGANIZATIONS AND PRINCIPAL ACTIVITIES (cont.)

Name	Date of incorporation or acquisition	Place of incorporation	Percentage of direct or indirect ownership
VIE
Shanghai Tangtangjia Information Technology Co., Ltd.	March 2021	PRC	VIE

Major Subsidiaries of VIE
Shanghai Zhiban Internet of Things Technology Co., Ltd.	September 2019	PRC	100%
Shanghai Huiying Real Estate Agency Co., Ltd.	December 2019	PRC	100%
Beijing Huiying Real Estate Agency Co., Ltd.	April 2020	PRC	100%
Shanghai Fuban Enterprise Service Co., Ltd.	March 2018	PRC	100%
Shanghai Fuban Labor Dispatch Co., Ltd.	March 2021	PRC	100%
Beijing Tangtang Huiying Real Estate Agency Co., Ltd.	September 2021	PRC	100%

____________

Notes:

*        In August 2021, the board of directors of the Company agreed to dispose Distrii Technology Singapore Pte. Ltd. to CITY CONNECTED COMMUNITIES PTE. LTD, a related party. As of the date of this financial statements, the disposal transaction has not been completed.

(b) History of the Company and reorganization

The Company’s history began in 2016 with the commencement of operations of Shanghai Distrii Technology Development Co., Ltd. (“Shanghai Distrii” or “WFOE1”), a limited liability company incorporated in the PRC. Shanghai Distrii and its subsidiaries developed its businesses over time in the PRC and Singapore.

In 2021, the Company undergone a series of reorganization transactions (the “Reorganization”) with the main purpose of establishing a Cayman holding company in preparation for its overseas listing. In connection with the Reorganization, all the shareholders of Shanghai Distrii subscribed for ordinary shares, pre-A, A, and A+ preferred shares of the Company as applicable, in proportion to their previous respective equity interests in Shanghai Distrii prior to the Reorganization.

As part of the Reorganization in 2021, the Company established two wholly-owned subsidiaries in Hong Kong, named AgiiProp Limited and AgiiTech Limited, and their respective WFOEs, Shanghai Tangtangjia Zhizao Property Development Co., Ltd. (“WFOE2”) and Shanghai Tangtangjia Business Consulting Co., Ltd. (“WFOE3”). WFOE2 and WFOE3, through direct equity ownership or contractual agreements with the VIE and the VIE’s shareholders, respectively, hold certain subsidiaries originally incorporated under Shanghai Distrii. The Reorganization was completed in August 2021.

The Reorganization involved the restructuring of the legal structure of the operating entities, which was under common control and did not result in any changes in the economic substance of the ownership and the Shanghai Distrii. The historical costs of Shanghai Distrii are carried forward. The accompanying consolidated financial statements have been prepared as if the current corporate structure of the Company had been in existence throughout the periods presented. Accordingly, the effect of the ordinary shares and the preferred shares issued by the Company pursuant to the Reorganization have been presented retrospectively as of the beginning of the earliest period presented on the consolidated financial statements or the original issue date, whichever is later.

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and use of estimates

The accompanying unaudited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. These accounting principles require management to make certain estimates and assumptions that affect the amounts in the accompanying financial statements. Actual results could differ from those estimates, and as such, differences may be material to the unaudited consolidated financial statements.

The unaudited consolidated financial statements do not include all the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the Company’s consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of management, the accompanying unaudited consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related footnotes for the year ended December 31, 2020. Results for the six months ended June 30, 2021 are not necessarily indicative of results for the full year or for any future period.

Significant accounting estimates reflected in the Company’s unaudited consolidated financial statements include, but are not limited to, useful lives of property and equipment, incremental borrowing rate, allowance for credit losses, valuation allowance for deferred tax assets, impairment assessment of right-of-use assets and other long-lived assets, valuation of convertible redeemable preferred shares.

Novel coronavirus (COVID-19) was first found in December of 2019 and spread rapidly around the world. To reduce the impacts of the pandemic, the governments of many countries implemented measures such as quarantines, travel restrictions, and the temporary restrictions of business activities. This has resulted in a material and negative effect on the economy and rental market in the PRC and caused significant loss of our business, decrease in our occupancy rates. In 2021, the COVID-19 pandemic has been well controlled by Chinese government, economy and rental market are recovering gradually.

The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to many aspects of our business. Majority of our revenues and workforce are concentrated in China. The extent to which COVID-19 impacts our financial position, results of operations and cash flows in 2021 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our financial position, results of operations and cash flows could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

The accompanying unaudited consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and fulfillment of obligations in the normal course of business. The realization of assets and fulfillment of obligations in the normal course of business is dependent on, among other things, the Company’s ability to generate sufficient cash flows from operations, and the Company’s ability to arrange adequate financing arrangements.

As of June 30, 2021, the Company had working capital deficit of RMB600,310, and shareholders’ deficit of RMB728,229, including an accumulated deficit of RMB729,119. For the six months ended June 30, 2021, the Company incurred net loss of RMB119,006.

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

These factors raised substantial doubt of the Company’s ability to continue as a going concern. Subsequent to June 30, 2021, the Company entered into the following arrangements:

•        In August 2021, the Company entered into a three-year line of credit agreement with a third party for an aggregate amount of RMB50,000 with an annual interest of 8%. Upon draw-down, each loan will be repayable in two years. As of the date this financial statements, no amount has been borrowed under this credit line.

•        In August 2021, the Company received a total payment of RMB12,162 for a) the subscriptions receivable of options previously exercised and the subsequent exercise of the share options it granted to its employees, officers, and directors in January 2018, and b) the issuance of the 2,452,381 ordinary shares it granted to its employees, officers, and directors in August 2021. Also see Note 16 for details.

As a result of the above arrangements and plans, and upon considering the forecasted net cash flow, the Company believes that it will have adequate sources of liquidity and capital resources to support its daily operations for the next 12 months after the issuance of the unaudited consolidated financial statements.

The Company may need additional capital in the future to fund the continued operations of the Company. If the Company are unable to obtain additional equity or debt financing as required, the business operations and prospects of the Company may suffer.

(b) Principles of consolidation

The accompanying unaudited consolidated financial statements include the financial information of the Company, its subsidiaries, the VIE and the VIE’s subsidiaries for which the Company is the ultimate primary beneficiary. All balances and transactions among the Company, its subsidiaries, the VIE and the VIE’s subsidiaries were eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly: (1) controls more than one half of the voting power; (2) has the power to appoint or remove the majority of the members of the board of directors; (3) casts a majority of votes at the meeting of the board of directors; or (4) governs the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

A noncontrolling interest in a consolidated subsidiary represents the portion of the equity in a subsidiary not attributable, directly or indirectly, to the Company. Noncontrolling interests are presented as a separate component of equity in the unaudited consolidated balance sheets and have been separately disclosed in the Company’s unaudited consolidated statements of operations and comprehensive loss to distinguish the interests from that of the Company.

(c) VIE arrangements

The Company operates its online platform to present the available workspace and marketing activities in the PRC through Shanghai Tangtangjia Information Technology Co., Ltd. (“Tangtangjia Information”, or the “VIE”). In order to comply with PRC laws and regulations which prohibit or restrict foreign control of companies involved in internet information services under value-added telecommunications services and certain other businesses in China, the Company, through its WFOE3, entered into a series of contractual arrangements in August 2021 with the VIE and its shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. The Company obtains control over the VIE and becomes the primary beneficiary of the VIE.

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Risks in Relation to VIE Structure

It is possible that the Company’s operation of certain businesses through the VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. The Company’s management considers the possibility of such a finding by PRC regulatory authorities under current PRC law and regulations to be remote. In March 2019, a new draft of Foreign Investment Law (the “New Draft FIE Law”) was submitted to the National People’s Congress for review and was approved on March 15, 2019, which came into effect from January 1, 2020. The approved Foreign Investment Law (the “FIE Law”) does not touch upon the relevant concepts and regulatory regimes that were historically related to the regulation of VIE structures, and thus this regulatory topic remains unclear under FIE Law. Since the FIE Law is new, there are substantial uncertainties existing with respect to its implementation and interpretation and it is also possible that variable interest entities will be deemed as FIEs and be subject to restrictions in the future. Such restrictions may cause interruptions to the Company’s operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect the Company’s business, financial condition and results of operations.

In addition, if the legal structure and contractual arrangements were found to be in violation of any other existing PRC laws and regulations, PRC government could:

•        revoke the Company’s business and operating licenses;

•        discontinue or place restrictions or onerous conditions on the Company’s operation through any transactions between our PRC subsidiaries and the Company’s VIE;

•        impose fines, confiscate the income from our PRC subsidiaries or the VIE, or impose other requirements with which the VIE may not be able to comply; or

•        require the Company to restructure ownership structure or operations, including terminating the contractual arrangements with VIE and deregistering the equity pledges of VIE, which in turn would affect the Company’s ability to consolidate, derive economic interests from, or exert effective control over VIE.

The imposition of any of these penalties may result in a material and adverse effect on the Company’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the right to direct the activities of the VIE or the right to receive its economic benefits, the Company would no longer be able to consolidate the VIE and its subsidiaries. In the opinion of management, the likelihood of loss in respect of the Company’s current ownership structure or the contractual arrangements with its VIE is remote.

The Company believes that the contractual arrangements among VIE, its respective shareholders and relevant WFOE are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of VIE were to reduce their interests in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

Through the design of the power of attorney agreements, the shareholders of the VIE effectively assigned their full voting rights to WFOE3, which gives WFOE3 the power to direct the activities of VIE and the VIE’s subsidiaries. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIE. The Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following amounts and balances of the VIE and its subsidiaries were included in the Company’s unaudited consolidated financial statements after the elimination of intercompany balances and transactions:

	As of
	December 31, 2020	June 30, 2021	June 30, 2021
ASSETS	RMB	RMB	USD
Cash and cash equivalents	4,913	4,888	757
Accounts receivable and contract assets, net	945	4,501	697
Prepaid expenses and other current assets	430	282	44
Total current assets	6,288	9,671	1,498
Property and equipment, net	17	13	2
Total non-current assets	17	13	2
TOTAL ASSETS	6,305	9,684	1,500
LIABILITIES
Accounts payable	307	218	34
Accrued expenses and other current liabilities	3,149	3,432	532
Contract liabilities	108	227	35
Total current liabilities	3,564	3,877	601
TOTAL LIABILITIES	3,564	3,877	601
	For the Six Months Ended June 30,
	2020	2021	2021
	RMB	RMB	USD
Total revenue	2,064	11,041	1,710
Net loss	(6,002)	(4,734)	(733)
Net cash used in operating activities	(5,978)	(7,825)	(1,212)
Net cash used in investing activities	—	—	—
Net cash used in financing activities	—	—	—

Under the contractual arrangements with the VIE and through its respective equity interests in its subsidiaries, the Company has the power to direct activities of the VIE and the VIE’s subsidiaries and direct the transfer of assets out of the VIE and the VIE’s subsidiaries. Therefore, the Company considers that there is no asset of the VIE and the VIE’s subsidiaries that can be used only to settle their obligations, except for the registered capital and the PRC statutory reserves. As the consolidated VIE and the VIE’s subsidiaries are incorporated under the PRC Company Law as limited liability companies, the creditors of the VIE do not have recourse to the general credit of the Company for the liabilities of the consolidated VIE and the VIE’s subsidiaries.

(d) Foreign currency translation and transactions

The Company’s reporting currency is Renminbi (“RMB”). The functional currency of the subsidiaries and incorporated outside the mainland China is United States dollar (“USD” or “US$”), Hong Kong dollar (“HK$”) or Singapore dollar (“SGD”). The functional currency of all the other subsidiaries is RMB.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates.

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(e) Lease incentives receivable

Lease incentives receivable primarily represents amounts paid or payable by the Company for completing leasehold improvements that are reimbursable pursuant to lease provisions entered with relevant landlords. When contractually due to the Company, these amounts are recorded as a lease incentive receivable. Lease incentives of approximately RMB88,000 and RMB36,000 for the six months ended June 30, 2020 and 2021, respectively, that are paid or payable to the Company are deducted from lease payments and reduce the initial measurement of the Company’s right-of-use assets. The lease incentives receivable is reduced when the cash has been collected from the landlords.

(f) Lease

The Company accounts for its leases in accordance with ASC 842. The Company has made an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet. Short-term leases are not significant in comparison to the Company’s overall lease portfolio. Payments related to those leases continue to be recognized in the consolidated statement of operations on a straight-line basis over the lease term.

From the Perspective as a Lessee

The Company leases properties for its agile workspace provided. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, the Company recognizes the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Company enters the leased premises and begins to make improvements in preparation for its intended use.

A large majority of the lease agreements contain provisions for free rent periods, rent escalation, and lease incentives entitled to the Company. Free rent periods and rent escalation clauses are also recorded on a straight-line basis over the lease term. Lease incentive generally includes a portion of the cost of leasehold improvements reimbursable to the Company by the landlords.

All rent expense incurred before a workspace location opens for business is recorded in pre-opening expenses on the accompanying consolidated statements of operations. Once a location opens for business, the location’s rent expense is included in cost of revenue.

The future fixed lease payments are discounted using the incremental borrowing rate as the rate implicit in the lease is not readily determinable. The incremental borrowing rate is estimated on a portfolio basis and incorporating lease term, currency risk and credit risk.

For the initial measurement of the lease liabilities, the Company uses the discount rate as of the commencement date of the lease, incorporating the entire lease term. Operating lease liabilities related to lease payments due within one year and over are classified as current and non-current, respectively, in the consolidated balance sheets.

The ROU asset is measured as the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives.

Modification to existing lease arrangements, including changes to the lease venue, lease term and payment amounts, are reviewed to determine whether they result in a separate contract. For modifications that do not result in a separate contract, management reviews the lease classification and re-measures the related right-of-use assets and lease liabilities at the effective date of the modification. In case of low performance of a workspace leased, the Company may terminate the lease agreement before the contract term expires.

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The gain or loss on modification of lease contracts resulted from the difference between changes in the right-of-use assets and lease liabilities due to lease modification and termination and any additional payment required at lease termination are recognized as lease expenses and included in the cost of revenue. The Company will write off the related lease deposit balance if determined uncollectable. The related leasehold improvement is disposed of at termination.

From the Perspective as a Lessor

The Company recognizes workspace leasing & operation revenue under ASC 842, and all the lease contracts are operating leases. The Company has elected to exclude from revenue and expenses sales taxes and other similar taxes collected from its tenants. The Company provides agile work solutions for its customers and generates revenues from monthly rent in the form of office desk rental fee. The contract of office desk rental fee provides customers with access to office space, protech and office SaaS, use of a shared internet connection as well as access to certain facilities (restrooms, common areas, etc.). The Company has elected to account for the non-lease components with the lease component as a single component and the combined component are recognized under ASC 842. The price of each contract varies, based on particular characteristics of the office space occupied by the customers, the geographic location of the workspace, and the amount of desk space in the contract. The Company’s lease contracts are mainly fixed workspace fee contracts. Workspace leasing & operation revenue is recognized on a monthly basis under ASC 842, over the lease term, as access to office space is provided. The leases do not have renewal options and penalty is imposed if the tenants early terminate the leases. Renewal of contracts are on a negotiation basis before termination.

Prior to moving into an office, tenants are generally required to provide the Company with rental retainer, normally in the amount of three-month rental fee. Pursuant to the terms of the workspace rental agreements, the amount of the service retainer may be applied against the tenant’s unpaid balance of rental or other fees.

Future lease collections generated from contracts already signed for the following five years as of June 30, 2021 were as follows:

As of June 30, 2021
Remainder of 2021	178,077
2022	123,451
2023	17,053
2024	406
2025 and thereafter	—
Total	318,987

(g) Impairment of ROU assets and other long-lived assets

The Company reviews its ROU assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors the Company considers to be important which could trigger an impairment review primarily includes (a) significant underperformance relative to projected operating results; (b) significant changes in the overall business strategy; (c) significant adverse changes in legal or business environment and (d) significant competition, unfavorable industry trend, or economic outlook. When any of these events occurs, the Company measures impairment by comparing the carrying value of the ROU assets or long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposal. There is an indicator of impairment if the carrying value is higher than the undiscounted cash flows. The Company measures the fair value of the assets by using discounted cash flow model. The carrying

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

value in excess of fair value is recognized as impairment of ROU assets or the long-lived assets. The estimates used in projected future cash flows include rental charges, occupancy rate and operating costs. The incremental borrowing rate is used as the discount rate.

No impairment loss on long-lived assets was recorded for the six months ended June 30, 2020 and 2021.

(h) Revenue recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. The Company elects the practical expedient to expense the incremental direct costs of obtaining a contract when incurred if the amortization period is generally twelve months or less. The Company has elected to exclude from the measurement of the transaction price value-added tax that the Company collected form the customers with revenue-producing activities.

The Company follows the five steps approach for revenue recognition under ASC 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies a performance obligation.

The primary sources of the Company’s revenues are as follows:

(i)     Workspace leasing & operation revenue

As set out in Note 2(f) “Lease, from the perspective as a lessor”, workspace leasing & operation revenue is recognized under ASC 842.

(ii)    Renovation & smart building technology revenue

Renovation & smart building technology revenue is mainly generated from design and construction projects for the betterment of customers’ properties. The Company recognizes revenue overtime using the output method to measure the Company’s progress towards the construction objects. Renovation & smart building technology revenue is recognized as direct measurements by the value of the goods or services transferred to date relative to the remaining goods or services promised under the contract. A subcontractor may be involved to provide such services. The Company obtains control of the goods or services before transferring to customers, and recognizes revenue on gross basis.

(iii)   Brokerage & enterprise service revenue

Brokerage & enterprise service revenue primarily consists of 1) brokerage service revenue, 2) workspace management revenue, and 3) other service revenue.

The Company recognizes brokerage service revenue at a point in time when the service is provided. Workspace management revenue is derived from managing workspace locations owned by other proprietors. The fee generally is recognized straight-line over the contract term. The Company also provides other services to its rental customers, including extra conference room and printer usage, providing beverages, etc. Revenue is recognized based on actual usage when the related performance obligation is satisfied.

Contract assets primarily relate to the Company’s rights to consideration for services performed under renewal revenue contracts but not billed yet. As of December 31, 2020 and June 30, 2021, balance of contract assets is RMB11,074 and RMB4,451, respectively, which is included in accounts receivable and contract assets, net.

Contract liabilities primarily results from rental customers’ prepayment for workspace leasing & operation revenue contracts. As of December 31, 2020 and June 30, 2021, the contract liabilities were RMB34,172 and RMB57,148, respectively. During the six months ended June 30, 2021, the Company recognized RMB15,831 of contract liabilities as revenue.

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table summarizes the Company’s disaggregated revenue generated from different revenue streams:

	Six Months Ended June 30, 2020	Six Months Ended June 30, 2021
	RMB	RMB
Workspace leasing & operation revenue	148,524	163,309
Renovation & smart building technology revenue	19,886	15,111
Brokerage & enterprise service revenue	7,466	22,039
Total revenue	175,876	200,459

(i) Convenience translation

The Company’s business is primarily conducted in the PRC and substantially all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into US dollars as of and for the six months ended June 30, 2021 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.4566 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on June 30, 2021 or at any other rate.

(j) Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Company’s cash, cash equivalents and restricted cash denominated in RMB amounted to RMB69,768 and RMB63,009 as of December 31, 2020 and June 30, 2021, respectively. The Company has no restricted cash balance as of June 30, 2020 and 2021.

Concentration risks

Financial instruments that potentially expose the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts and lease incentives receivable. As of December 31, 2020 and June 30, 2021, majority of the Company’s cash and cash equivalents were deposited in financial institutions located in the PRC. The Company routinely assesses the financial strength of the tenants and adjust allowance for credit losses based upon factors surrounding the credit risk.

There is one customer individually represents 22% of total revenue for the six months ended June 30, 2020. There are no customers that individually represent 10% or more of total revenue for the six months ended June 30, 2021.

There are no suppliers that individually represent 10% or more of total cost of revenue for the six months ended June 30, 2020 and 2021.

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k) Newly adopted accounting pronouncements

In December 2019, the FASB issued ASU 2019-12 Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes. ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions currently provided for in ASC 740, Income Taxes, and by amending certain other requirements of ASC 740. The changes resulting from ASU 2019-12 will be made on a retrospective or modified retrospective basis, depending on the specific exception or amendment. For public business entities, the amendments in ASU 2019-12 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company adopted ASU 2019-12 on January 1, 2021, and the adoption did not have a material impact on its consolidated financial statements.

(l) Recently issued accounting pronouncements not yet adopted

In August 2020, FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40). This ASU simplifies the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. This will result in more convertible debt instruments being accounted for as a single liability instrument and more convertible preferred stock being accounted for as a single equity instrument with no separate accounting for embedded conversion features. The ASU also simplifies the diluted earnings per share (“EPS”) calculation in certain areas. This standard will be effective for the fiscal year beginning January 1, 2022. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

3. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable and contract assets, net consist of the following:

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB
Accounts receivable	18,234	16,123
Contract assets	11,074	4,451
Total	29,308	20,574
Less: allowance for credit losses	(170)	(815)
Accounts receivable and contract assets, net	29,138	19,759

The movement of the allowance for credit losses for accounts receivable and contract assets is as follows:

	Year Ended December 31, 2020	Six Months Ended June 30, 2021
	RMB	RMB
Balance at beginning of period	91	170
Provisions for credit losses	87	703
Uncollectible receivables written-off	(8)	(58)
Balance at end of period	170	815

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

4. LEASE INCENTIVES RECEIVABLE, NET

Lease incentives receivable, net consist of the following:

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB
Lease incentives receivable	30,498	24,620
Less: allowance for credit losses	(579)	(964)
Lease incentives receivable, net	29,919	23,656

The movement of the allowance for credit losses for lease incentives receivable is as follows:

	Year Ended December 31, 2020	Six Months Ended June 30, 2021
	RMB	RMB
Balance at beginning of period	455	579
Provisions for credit losses	124	385
Balance at end of period	579	964

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB
VAT recoverables	4,380	355
Agency fee	2,240	3,185
Property management fee	1,287	4,306
Guaranty fee	1,035	1,143
Contract costs	5,230	9,765
Others	5,337	6,230
Total	19,509	24,984

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB
Leasehold improvement	243,296	301,776
Furniture	9,359	9,652
Office equipment	5,843	6,099
Software	290	326
Total cost of property and equipment	258,788	317,853
Less: accumulated depreciation	(95,520)	(124,552)
Construction in progress	34,918	13,059
Property and equipment, net	198,186	206,360

Depreciation expenses are RMB22,687 and RMB29,145 for the six months ended June 30, 2020 and 2021, respectively.

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

7. LEASE

From the Perspective of Lessee

The Company leases real estate for terms between 2 to 15 years from landlords. The leases do not have renewal options and penalty is normally imposed if the tenant early terminate the leases. Renewal of contracts are on a negotiation basis before termination.

All of the Company’s leases are operating leases under ASC 842.

Supplemental balance sheet information related to the leases were as follows:

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB
Weighted average remaining lease terms	7.67	7.57
Weighted average incremental borrowing rate	6.50%	6.50%

Following is a summary of lease expenses recognized in cost of revenue and pre-opening expenses and general and administrative expenses for the six months ended June 30, 2020 and 2021.

	For the Six Months Ended June 30,
	2020	2021
	RMB	RMB
Operating lease expenses	137,716	169,718
Short-term lease expenses	1,101	4,054
Less: COVID-19 waiver of lease expenses	(7,447)	(1,071)
Total	131,370	172,701
	For the Six Months Ended June 30,
	2020	2021
	RMB	RMB
Cash paid for operating leases included in operating cash flows	105,723	112,405

Supplemental noncash information:

	For the Six Months Ended June 30,
	2020	2021
	RMB	RMB
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	608,715	225,547
Remeasurement of the lease liabilities and right-of-use assets due to lease modification	157,668	54,435

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

7. LEASE (cont.)

The maturity of operating lease liabilities is as following:

Year, in thousands of RMB	As of June, 30 2021
Remainder of 2021	194,083
2022	374,919
2023	393,031
2024	373,705
2025	360,798
Thereafter	1,165,302
Total lease payments	2,861,838
Less: imputed interest	(623,557)
Total operating lease liabilities	2,238,281
Less: operating lease liabilities, current	(360,824)
Operating lease liabilities, non-current	1,877,457

8. BORROWINGS

Borrowings consist of the following:

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB
Borrowings from commercial bank A(i)	2,000	2,000
Borrowings from a third party(ii)	700	—
Borrowings from a third party(iii)	7,791	6,375
Borrowing from commercial bank B(iv)	—	10,000
Borrowing from commercial bank C(v)	—	2,000
Total	10,491	20,375
Less: short-term debt and current portion of long-term borrowings	5,533	16,833
Long-term borrowings	4,958	3,542

____________

Notes:

(i)      The Company entered into a one-year loan agreement with Postal Savings Bank of China in November 2020 to obtain a loan of RMB2,000 with annual interest rate of 5.50%. A principal shareholder, Shanghai Jingli Investment Partnership (Limited Partnership) (“Shanghai Jingli”) provides guarantee for the loan.

(ii)     The Company entered into a loan agreement to obtain a loan of RMB1,000 with a third-party lessor, an individual, in November 2019 for one month, free of interest. In 2020, RMB300 was repaid and the remaining loan was repaid during the six months ended June 30, 2021.

(iii)    The Company entered into a three-year loan agreement to obtain a loan of RMB8,500 with a third-party lessor, a real estate company, in June 2020, free of interest. Pursuant to the agreement, the principal shall be repaid by installments starting from October 2020, and RMB708 was repaid by the Company in 2020 and RMB1,416 was repaid during the six months ended June 30, 2021. As of June 30, 2021, current portion of this borrowing is RMB2,833, and the balance included in long-term borrowing is RMB3,542.

(iv)    The Company entered into a one-year loan agreement with Bank of Communications in January 2021 to obtain a loan of RMB10,000 with annual interest rate of 4.00%.

(v)      The Company entered into a one-year loan agreement with Bank of Shanghai in April 2021 to obtain a loan of RMB2,000 with annual interest rate of 5.22%.

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

8. BORROWINGS (cont.)

The summary of interest expenses of the Company’s borrowings for the six months ended June 30, 2020 and 2021 is as following:

	For the Six Months Ended June 30,
	2020	2021
	RMB	RMB
Interest expenses	—	207

As of June 30, 2021, the Company’s future obligations according to the terms of the loan agreement are as follows:

Year, in thousands of RMB	As of June 30, 2021
Remainder of 2021	3,417
2022	14,833
2023	2,125
2024 and thereafter	—
Total	20,375

9. NET LOSS PER SHARE

Basic and diluted net loss per share have been calculated in accordance with ASC 260 for the six months ended June 30, 2020 and 2021:

	Six Months Ended June 30,
	2020	2021
	RMB	RMB
Numerator:
Net loss attributable to AgiiPlus Inc.	(64,029)	(108,249)
Accretion on convertible redeemable preferred shares to redemption value	(7,779)	(29,890)
Net loss attributable to ordinary shareholders of AgiiPlus Inc.	(71,808)	(138,139)
Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	15,014,424	15,014,424
Net loss per share, basic and diluted	(4.78)	(9.20)

Basic and diluted loss per ordinary share are computed using the weighted average number of ordinary shares outstanding during the periods. The effects of all outstanding share options, preferred shares and convertible debts were excluded from the computation of diluted net loss per share as their effects would be anti-dilutive during the six months ended June 30, 2020 and 2021.

10. CONVERTIBLE DEBTS — RELATED PARTIES

In March 2019, the Company entered into a RMB50,000 loan agreement with a principal holder of its preferred shares, CITY CONNECTED COMMUNITIES PTE. LTD. Pursuant to the agreement, the debt holder could convert any portion of the debt into series A+ preferred shares of the Company at a price of RMB16.14 per share, at earlier of loan expiration or seven days after next equity financing is agreed upon. The Company received loan principal of RMB20,000, RMB20,000 and RMB10,000 in June 2019, August 2019, and November 2019, respectively. The loan bears interest rate of 8% with a maturity date in June 2020. In December 2020, a loan extension agreement was signed pursuant to which the term of the loan was extended for one year with maturity in June 2021, and the conversion term has also been extended.

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

10. CONVERTIBLE DEBTS — RELATED PARTIES (cont.)

In March 2019, the Company entered into a RMB10,000 loan agreement with a principal holder of its preferred shares, Suzhou Helan Investment Center Partnership (Limited Partnership). Pursuant to the agreement, the debt holder could convert any portion of the debt into series A+ preferred shares of the Company at a price of RMB16.14 per share, at earlier of loan expiration or seven days after next equity financing is agreed upon. The Company received loan principal of RMB4,000 and RMB3,000 in June 2019 and August 2019, respectively. The remaining principal RMB3,000 has not been provided to the Company. The loan bears interest rate of 8% with a maturity date in June 2020. In September 2020 and December 2020, loan extension agreements were reached. The term of the loan was extended with RMB5,000 matures in June 2021 and RMB2,000 matures in August 2021, the interest rate was adjusted to 6% in June 2020, and the conversion term has also been extended.

Subsequent to June 30, 2021, these related parties have extended and converted the debts into series A+ preferred shares, see Note 16 for further details.

A principal shareholder, Shanghai Jingli Investment Partnership (Limited Partnership) (“Shanghai Jingli”), provides collateral for both loans with its equity interests in the Company.

The Company determined the conversion feature of the convertible debts is not an embedded derivative and therefore bifurcation from the convertible debts is not required. Further, there’s no beneficial conversion feature associated with the conversion option as the effective conversion price was higher than the fair value of the underlying shares at the commitment date, which was determined by the Company with the assistance of an independent valuation firm.

The summary of interest expenses of the Company’s related parties convertible debts for the six months ended June 30, 2020 and 2021 is as following:

	For the Six Months Ended June 30,
	2020	2021
	RMB	RMB
Interest expenses	2,534	2,701

11. CONVERTIBLE REDEEMABLE PREFERRED SHARES

As of January 1, 2019, the Company had outstanding convertible redeemable preferred shares (collectively, “Preferred Shares”) as follows:

(i)     9,360,000 Series Pre-A preferred shares issued to Huazhu Investment (Shanghai) Co., Ltd. (“Series Pre-A Preferred Shares — Huazhu”) for a total cash consideration of RMB35,000 in January 2016, of which 1,756,098 shares were transferred to CITY CONNECTED COMMUNITIES PTE. LTD (“CDL”) and modified to be consistent with the rights of other Series Pre-A preferred shares held by CDL. Total Series Pre-A Preferred Shares — Huazhu of 7,603,902 were outstanding as of January 1, 2019;

(ii)    5,268,293 Series Pre-A preferred shares issued to CITY CONNECTED COMMUNITIES PTE. LTD (“Series Pre-A Preferred Shares — CDL”) for a total cash consideration of RMB54,000 in January 2017, and 1,957,724 shares transferred from other shareholders. Total Series Pre-A Preferred Shares — CDL of 7,226,017 were outstanding as of January 1, 2019;

(iii)   10,840,109 Series A Preferred Shares issued at RMB13.84 per share for a total cash consideration of RMB150,000 in November to December 2017.

In April 2019, the Company issued 2,787,457 Series A+ Preferred Shares at RMB16.14 per share for a total cash consideration of RMB45,000.

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

11. CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

The major terms of the Preferred Shares issued are as follows:

Dividends rights

Dividends may be declared in proportion to the number of ordinary shares issuable to each Preferred Shares holder had all their Preferred Shares been converted to ordinary shares on a fully-diluted basis. For the year ended December 31, 2020 and the six months ended June 30, 2021, no dividends were declared by the Company’s Board of Directors on the Preferred Shares.

Liquidation rights

In the event of any liquidation, dissolution or winding up of the Company, all assets and funds of the Company legally available for distribution to the shareholders shall be distributed as follows:

First, the holders of the Preferred Shares are entitled to receive, on parity with each other and prior and in preference to any distribution of any of the assets or funds of the Company to the holders of ordinary shares, for each Preferred Share, the amount equal to the sum of 100% of its original issue price (the “First Preference Amount”). If the assets and funds are insufficient to permit the payment to such holders of in full, then such assets and funds are distributed ratably among the holders of the Preferred Shares in proportion to the aggregate First Preference Amount each such holder is otherwise entitled to receive.

Second, the holders of the ordinary shares are entitled to receive, on parity with each other, for each ordinary share, the amount equal to the sum of 100% of its original issue price (the “Second Preference Amount”). If the assets and funds are insufficient to permit the payment to such holders in full, then such assets and funds are distributed ratably among the holders of the Preferred Shares in proportion to the aggregate Second Preference Amount each such holder is otherwise entitled to receive.

Third, after paying in full the aggregate First Preference Amount and the aggregate Second Preference Amount, the remaining assets and funds of the Company available for distribution are distributed ratably among all shareholders according to the relative number of ordinary shares held by the shareholders (including Preferred Shares on an as if converted basis).

Conversion rights

Each holder of the Preferred Shares may, at the option of the holder, to convert at any time, without the payment of any additional consideration, into ordinary shares based on the then-effective Conversion Price. The initial conversion ratio for the Preferred Shares to ordinary shares is 1:1, which will be subject to adjustment to reflect share splits, share combinations, share dividends, recapitalization, merger and similar transactions.

Each class of Preferred Share is automatically converted, based on the then-effective applicable Conversion Price, without the payment of any additional consideration, into ordinary shares upon a qualified initial public offering (“Qualified IPO”).

Voting rights

Each holder of a Preferred Share is entitled to number of votes equal to the number of ordinary shares into which such holder’s collective Preferred Shares are convertible at the voting date.

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

11. CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

Redemption rights

Series Pre-A Preferred Shares — Huazhu were redeemable by the holder if i) the founder resigns from the Company within the first employment period, or ii) the Founder withdraws its investment in the Company within the first three years since the Company acquired its business license. In January 2019, the above condition expired, and Series Pre-A Preferred Shares - Huazhu are no longer redeemable at the holder’s option.

Series Pre-A Preferred Shares — CDL are redeemable by the holder if i) the founder or founder holding company ceases to be the person holding or controlling the largest voting power in the Company; ii) the founder, founder holding company or any management entity has breached his or its full time commitment or non-competition obligation; or iii) the Company, founder holding company, any management entity or founder is in material breach of any of the provisions in the Company’s articles of association or the shareholders agreement and such breach, if curable, has not been cured within 60 days of such notice stating the breach. The Company does not believe Series Pre-A Preferred Shares — CDL are probable of becoming redeemable based on the above events.

Series A and A+ Preferred Shares are redeemable by the holder under the same condition as Series Pre-A Preferred Shares — CDL with an extra condition that they will also become redeemable if the Qualified IPO is not consummated on or before December 25, 2024.

Redemption price of Series Pre-A Preferred Shares — CDL shall be equal to the issuance price plus a simple non-compounded interest rate of 12.5% per annum less dividends paid to the holder.

The redemption price for each holder of the Series A and A+ Preferred Shares shall be equal to the higher of a) issuance price plus a simple non-compounded interest rate of 8% per annum less profit distributions actually paid to such holder, or b) the fair market price of the redeemed preferred shares as of the date of the redemption notice.

Accounting of the Preferred Shares

The Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets as they are redeemable at the holders’ option any time after a specified date and are contingently redeemable upon the occurrence of certain events outside of the Company’s control. The Preferred Shares were determined to be mezzanine equity with no embedded feature to be bifurcated and no beneficial conversion features to be recognized. The Preferred Shares are recorded initially at the respective fair value at the date of issuance, net of issuance costs. The Company did not incur material issuance cost for any Preferred Shares issued. During the year ended December 31, 2019, Series Pre-A Preferred Shares — Huazhu become no longer redeemable at the holder’s option and were reclassified to permanent equity.

The Company concluded that the Series A and A+ Preferred Shares are not currently redeemable but are probable of becoming redeemable based on passage of time. The Company accreted changes in the redemption value immediately as they occur and the carrying value of the Series A and A+ Preferred Shares is adjusted to equal what the redemption amount would be as if redemption were to occur at the end of the reporting date. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional paid-in-capital, by charges to accumulated deficit. The Company has evaluated the fair value of the convertible redeemable preferred shares with the assistance of an independent valuation firm.

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

11. CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

The Company’s Preferred Shares activities for the six months ended June 30, 2020 and 2021 are summarized below:

	Series Pre-A Preferred Shares – CDL		Series A Preferred Shares		Series A+ Preferred Shares
	No. of Shares	Amount in RMB	No. of Shares	Amount in RMB	No. of Shares	Amount in RMB
Balances at December 31, 2019	7,226,017	60,768	10,840,109	175,144	2,787,457	47,433
Accretion of convertible redeemable preferred shares	—	—	—	5,984	—	1,795
Balances at June 30, 2020	7,226,017	60,768	10,840,109	181,128	2,787,457	49,228

Balances at December 31, 2020	7,226,017	60,768	10,840,109	187,177	2,787,457	51,043
Accretion of convertible redeemable preferred shares	—	—	—	25,131	—	4,759
Balances at June 30, 2021	7,226,017	60,768	10,840,109	212,308	2,787,457	55,802

12. COST OF REVENUE

Cost of revenue consists of the following:

	For the Six Months Ended June 30,
	2020	2021
	RMB	RMB
Lease expenses	121,142	182,910
Less: lease incentives amortized	(8,906)	(16,250)
Renovation cost	19,104	9,046
Depreciation and amortization	20,836	27,749
Employee compensation and benefits	1,208	4,007
Other operating costs	27,315	37,819
Total	180,699	245,281

13. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, AgiiPlus Inc. is a tax-exempted company and is not subject to income tax.

BVI

The Company’s subsidiary, AgiiPlus Holdings Limited, is a tax-exempted company incorporated in the BVI and is not subject to income tax.

Hong Kong

The Company’s subsidiaries, AgiiPlus Group Limited, AgiiTech Limited and AgiiProp Limited, are incorporated in Hong Kong and are subject up to 16.5% progressive income tax on the taxable income generated from operations in Hong Kong.

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

13. INCOME TAXES (cont.)

Singapore

The Company’s subsidiaries, Distrii Singapore Pte. Ltd. and Distrii Technology Pte. Ltd., are incorporated in Singapore and are subject to Singapore corporate income taxes at the rate of 17% for the six months ended June 30, 2020 and 2021. No taxable income was generated during the six months ended June 30, 2020 and 2021.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, or the New EIT Law, combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

A subsidiary of the Company is certified as a High and New Technologies Enterprise, and a preferential rate of 15% is applied for 3 continuous years.

The Company did not generate any current or deferred income tax expense for the six months ended June 30, 2020 and 2021.

The Company’s effective tax rate was 0% for the six months ended June 30, 2020 and 2021. The effective income tax rate for the six months ended June 30, 2020 and 2021 differs from the PRC statutory income tax rate of 25% primarily due to the effect of change in valuation allowance.

14. RELATED PARTIES BALANCES AND TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. The Company had the following related parities:

a.      Executive officers or directors

b.      Entities that an executive officer or director could control or exercise significant influences over

c.      Principal shareholders

d.      Non-controlling shareholder that has significant influence over a subsidiary

e.      Entities under common control

f.       Entities that (c) or (d) could exercise significant influence over

g.      Entities under common control with (c) or (d)

h.      Entities that the Company could exercise significant influence over

i.       Shareholders of (h)

j.       Principal holders of preferred shares

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

14. RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

I.       Balances:

The Company had the following related party balances:

Due from related parties

		As of
	Relationship	December 31, 2020	June 30 2021
		RMB	RMB
Shanghai Jingli Investment Partnership (Limited Partnership)	c	1,326	—
Ningbo Xiangbao Cooperation Zone Nayun Enterprise Management Consulting Partnership (Limited Partnership)	b	21	24
Ningbo Xiangbao Cooperation Zone Nahe Enterprise Management Consulting Partnership (Limited Partnership)	b	21	24
Shanghai Jingheng Investment Co., Ltd.	b	6	6
Total		1,374	54

These receivables are unsecured, interest free and due on demand.

During the six months ended June 30, 2020, the Company advanced RMB771 to its related parties.

During the six months ended June 30, 2021, the Company advanced RMB6 to its related parties, and received repayments in the amount of RMB1,326 from its related parties.

During the six months ended June 30, 2020 and 2021, the Company has written off RMB473 and nil of amounts due from a related party, respectively.

Due to a related party, current and non-current

		As of
	Relationship	December 31 2020	June 30 2021
		RMB	RMB
CDL Properties Ltd.	f	4,669	4,236
Due to a related party, non-current		4,032	3,616
Due to a related party, current		637	620

The balance due to CDL Properties Ltd. is unsecured, interest free, repaid in installments with the full amount matures in April 2028. Repayments required within one year from June 30, 2020 and 2021 are included in the current portion of due to a related party.

During the six months ended June 30, 2020, the Company received nil from its related party, and repaid RMB428 to its related party.

During the six months ended June 30, 2021, the Company received nil from its related party, and repaid RMB432 to its related party.

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

14. RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

Accounts receivable and contract assets — related parties, net

		As of
	Relationship	December 31, 2020	June 30 2021
		RMB	RMB
Shanghai Demao Construction Engineering Co., Ltd.	d	2,618	2,619
CDL Properties Ltd.	f	253	261
Shanghai Yulan Real Estate Development Co., Ltd.	f	5,230	567
Shanghai Hansheng Enterprise Management Co., Ltd.	f	253	—
City Developments Limited	f	95	—
Less: Allowance of credit losses		(49)	(137)
Total		8,400	3,310

Prepaid expenses and other current assets — related parties

		As of
	Relationship	December 31, 2020	June 30 2021
		RMB	RMB
Beijing Foreign Enterprise Shuangxin Property Management Co., Ltd.	g	46	6
Beijing Dehexingye Investment Management Co., Ltd.	i	—	674
Beijing Foreign Enterprise Human Resources Service Co., Ltd.	g	10	—
Beijing Foreign Enterprise Talent Network Technology Service Co., Ltd.	g	73	—
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd.	g	—	6
Beijing Zhongguanyayuan Enterprise Management Co., Ltd.	g	—	3
CDL Properties Ltd.	f	142	138
Total		271	827

Lease incentives receivable — related parties, net

		As of
	Relationship	December 31, 2020	June 30 2021
		RMB	RMB
Shanghai Demao Construction Engineering Co., Ltd.	d	372	328
Shanghai Hansheng Enterprise Management Co., Ltd.	f	118	—
Less: Allowance of credit losses		(9)	(13)
Total		481	315

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

14. RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

Operating lease right-of-use assets — related parties, net

		As of
	Relationship	December 31, 2020	June 30, 2021
		RMB	RMB
Shanghai Zhaoliang Advertising Co., Ltd.	g	9,700	7,580
CDL Properties Ltd.	f	120,838	114,398
Shanghai Yulan Real Estate Development Co., Ltd.	f	50,893	49,073
Shanghai Hansheng Enterprise Management Co., Ltd.	f	39,815	36,510
Beijing Dehexingye Investment Management Co., Ltd.	i	123,052	113,659
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd.(i)	g	49,574	40,636
Total		393,872	361,856

____________

Notes:

(i)      Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd. are the subsidiaries of Jingrui Real Estate (Group) Co., Ltd., which is a shareholder of the Company. The lessor of the lease changed from Beijing Zhongguanxinyuan Enterprise Management Co., Ltd. and Beijing Zhongguanyayuan Enterprise Management Co., Ltd. to Beijing Jingsheng Hotel Management Co., Ltd. in November 2020.

Rental deposits — related parties

		As of
	Relationship	December 31, 2020	June 30, 2021
		RMB	RMB
Shanghai Zhaoliang Advertising Co., Ltd.	g	1,294	1,294
CDL Properties Ltd.	f	2,466	2,401
Shanghai Hansheng Enterprise Management Co., Ltd.	f	1,716	1,716
Beijing Dehexingye Investment Management Co., Ltd.	i	4,840	4,840
Beijing Xindi Real Estate Development Co., Ltd.	g	1,058	377
Beijing Foreign Enterprise Shuangxin Property Management Co., Ltd.	g	176	176
Beijing Jingsheng Hotel Management Co., Ltd.	g	1,878	1,878
Beijing Foreign Enterprise International Business Service Co., Ltd	g	740	740
Total		14,168	13,422

Convertible debts — related parties

		As of
	Relationship	December 31, 2020	June 30 2021
		RMB	RMB
CITY CONNECTED COMMUNITIES PTE. LTD	j	50,000	50,000
Suzhou Helan Investment Partnership (Limited Partnership)	j	7,000	7,000
Total		57,000	57,000

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

14. RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

The Company has entered into two convertible debts with its related parties, CITY CONNECTED COMMUNITIES PTE. LTD and Suzhou Helan Investment Partnership (Limited Partnership), respectively. See Note 10 for detail.

Borrowings — guarantee

The Company entered into a one-year loan agreement to obtain a loan of RMB2,000 with Postal Savings Bank of China in 2020, with annual interest rate of 5.50%. A principal shareholder, Shanghai Jingli Investment Partnership (Limited Partnership) provides guarantee for the loan.

Accounts payable — related parties

		As of
	Relationship	December 31, 2020	June 30, 2021
		RMB	RMB
Shanghai Demao Construction Engineering Co., Ltd.	d	2,144	3,227
Beijing Foreign Enterprise Shuangxin Property Management Co., Ltd.	g	392	829
Beijing Foreign Enterprise Investment Shanghai Co., Ltd.	d	110	169
Beijing Foreign Enterprise Talent Network Technology Service Co., Ltd.	g	37	—
Beijing Xindi Real Estate Development Co., Ltd.	g	7,547	7,710
Beijing Foreign Enterprise International Business Service Co., Ltd	g	595	352
CDL Properties Ltd.	f	—	18
Shanghai Hansheng Enterprise Management Co., Ltd.	f	—	1
Total		10,825	12,306

Contract liabilities — related parties

		As of
	Relationship	December 31, 2020	June 30, 2021
		RMB	RMB
CDL Properties Ltd.	f	202	327
Beijing Foreign Enterprise Deke Human Resources Service Shanghai Co., Ltd.	g	23	—
Beijing Foreign Enterprise Investment Shanghai Co., Ltd.	d	—	46
City Developments Limited	f	78	239
Beijing Foreign Enterprise Marketing Consultation Co., Ltd.	g	77	—
Total		380	612

Accrued expenses and other current liabilities — related parties

		As of
	Relationship	December 31, 2020	June 30, 2021
		RMB	RMB
CITY CONNECTED COMMUNITIES PTE. LTD	j	2,349	1,355
Suzhou Helan Investment Partnership (Limited Partnership)	j	19	129
Total		2,368	1,484

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

14. RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

Rental retainer from tenants — related parties, current

		As of
	Relationship	December 31, 2020	June 30, 2021
		RMB	RMB
City Developments Limited	f	4	4
Beijing Foreign Enterprise Marketing Consultation Co., Ltd.	g	—	414
Beijing Foreign Enterprise Investment Shanghai Co., Ltd.	d	—	36
Total		4	454

Rental retainer from tenants — related party, non-current

		As of
	Relationship	December 31, 2020	June 30, 2021
		RMB	RMB
Beijing Foreign Enterprise Marketing Consultation Co., Ltd.	g	442	—
Total		442	—

Operating lease liabilities — related parties, current

		As of
	Relationship	December 31, 2020	June 30, 2021
		RMB	RMB
Shanghai Zhaoliang Advertising Co., Ltd.	g	11,576	15,907
Shanghai Hansheng Enterprise Management Co., Ltd.	f	9,632	7,868
Shanghai Yulan Real Estate Development Co., Ltd.	f	6,215	7,082
Beijing Dehexingye Investment Management Co., Ltd.	i	24,693	25,673
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd.(i)	g	27,380	25,926
CDL Properties Ltd.	f	30,247	28,492
Total		109,743	110,948

____________

Notes:

(i)      Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd. are subsidiaries of Jingrui Real Estate (Group) Co., Ltd., which is a shareholder of the Company. The lessor of the lease changed from Beijing Zhongguanxinyuan Enterprise Management Co., Ltd. and Beijing Zhongguanyayuan Enterprise Management Co., Ltd. to Beijing Jingsheng Hotel Management Co., Ltd. in November 2020.

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

14. RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

Operating lease liabilities — related parties, non-current

		As of
	Relationship	December 31, 2020	June 30, 2021
		RMB	RMB
Shanghai Zhaoliang Advertising Co., Ltd.	g	8,015	4,386
Shanghai Hansheng Enterprise Management Co., Ltd.	f	54,354	52,199
Shanghai Yulan Real Estate Development Co., Ltd.	f	62,525	60,370
Beijing Dehexingye Investment Management Co., Ltd.	i	106,972	96,858
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd.(i)	g	29,286	20,045
CDL Properties Ltd.	f	106,789	99,859
Total		367,941	333,717

____________

Notes:

(i)      Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd. are subsidiaries of Jingrui Real Estate (Group) Co., Ltd., which is a shareholder of the Company. The lessor of the lease changed from Beijing Zhongguanxinyuan Enterprise Management Co., Ltd. and Beijing Zhongguanyayuan Enterprise Management Co., Ltd. to Beijing Jingsheng Hotel Management Co., Ltd. in November 2020.

II.     Transactions:

Workspace leasing & operation revenue — related parties

		For the Six Months Ended June 30,
	Relationship	2020	2021
		RMB	RMB
Shanghai Yulan Real Estate Development Co., Ltd.	f	69	—
Beijing Foreign Enterprise Marketing Consultation Co., Ltd.	g	840	362
Beijing Foreign Enterprise Investment Shanghai Co., Ltd.	d	—	92
Beijing Foreign Enterprise Deke Human Resources Service Shanghai Co., Ltd.	g	—	120
Total		909	574

Renovation & smart building technology revenue — related parties

		For the Six Months Ended June 30,
	Relationship	2020	2021
		RMB	RMB
Shanghai Demao Construction Engineering Co., Ltd.	d	13,485	—
Beijing Foreign Enterprise Deke Human Resources Service Shanghai Co., Ltd.	g	58	—
CDL Properties Ltd.	f	2,534	153
CDL Management Services Pte Ltd.	f	180	93
City Developments Limited	f	—	124
CDL Pegasus Pte Ltd.	f	—	6
CDL Regulus Pte Ltd.	f	—	2
Total		16,257	378

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

14. RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

Brokerage & enterprise service revenue — related parties

		For the Six Months Ended June 30,
	Relationship	2020	2021
		RMB	RMB
CDL Properties Ltd.	f	2	3
Shanghai Yulan Real Estate Development Co., Ltd.	f	—	312
Shanghai Jingli Investment Partnership (Limited Partnership)	c	—	3
Beijing Jialong Banban Technology Development Co., Ltd.	h	8	—
Total		10	318

Workspace leasing & operation cost — related parties

		For the Six Months Ended June 30,
	Relationship	2020	2021
		RMB	RMB
Shanghai Zhaoliang Advertising Co., Ltd.	g	2,088	3,487
Shanghai Yulan Real Estate Development Co., Ltd.	f	668	4,009
Beijing Dehexingye Investment Management Co., Ltd.	i	14,712	13,481
Beijing Xindi Real Estate Development Co., Ltd.	g	4,149	—
Shanghai Hansheng Enterprise Management Co., Ltd.	f	2,530	3,120
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd.(i)	g	8,475	10,316
Beijing Foreign Enterprise International Business Service Co., Ltd.	g	910	—
Beijing Foreign Enterprise Shuangxin Property Management Co., Ltd.	g	1,168	544
Beijing Foreign Enterprise Chenguang Labor Service Co., Ltd.	g	35	19
CDL Properties Ltd.	f	12,420	9,251
Total		47,155	44,227

____________

Notes:

(i)      Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd. are subsidiaries of Jingrui Real Estate (Group) Co., Ltd., which is a shareholder of the Company. The lessor of the lease changed from Beijing Zhongguanxinyuan Enterprise Management Co., Ltd. and Beijing Zhongguanyayuan Enterprise Management Co., Ltd. to Beijing Jingsheng Hotel Management Co., Ltd. in November 2020.

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

14. RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

II.     Transactions:

Brokerage & enterprise service cost — related parties

		For the Six Months Ended June 30,
	Relationship	2020	2021
		RMB	RMB
Beijing Dehexingye Investment Management Co., Ltd.	i	183	—
Beijing Jingsheng Hotel Management Co., Ltd.	g	—	45
Shanghai Yulan Real Estate Development Co., Ltd.	f	—	16
Shanghai Hansheng Enterprise Management Co., Ltd.	f	7	6
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd.	g	36	—
Beijing Zhongguanyayuan Enterprise Management Co., Ltd.	g	18	—
Beijing Foreign Enterprise Shuangxin Property Management Co., Ltd.	g	—	1
Beijing Foreign Enterprise Talent Network Technology Service Co., Ltd.	g	74	37
CDL Properties Ltd.	f	222	106
Total		540	211

15. COMMITMENTS AND CONTINGENCIES

Legal contingencies

In normal business operations, the Company may be involved in legal proceedings filed by its employees, lessors, customers, and service providers against the Company related to disputes on lease and other service agreements. The management makes estimates of the related losses and accrues loss contingencies that are both probable and reasonably estimable in the consolidated financial statements.

In March 2021, Shanghai Distrii filed a complaint against a lessor for losses related to the lessor’s early termination of lease contract after Shanghai Distrii delayed rental payment. The losses cover rental deposit, leasehold improvement expenditures, compensation for contract breach and lawyer expense, for an aggregate amount of RMB33,496. In April 2021, the lessor filed a counter complaint against Shanghai Distrii for unpaid rental fee, management fee, facility fee, free-rent period compensation, in an aggregate amount of RMB46,427, as a result of delayed rental payment and lease contract termination. As of the date of this financial statements, the court has not made any decision. Based on management’s estimate of the outcome and related likelihood, the Company has recognized RMB7,070 which is presented as impairment loss on long-lived assets during the year ended December 31, 2020 in relation to the lease termination.

In May 2021, a service provider filed a complaint related to an intermediary agency contract dispute against Beijing Xinbanban Technology Co., Ltd. for service fees and commissions related to its services completed during 2021 and related legal costs. The aggregate amount claimed was RMB2,023. As of the date of this financial statements, the court has not made any decision. Based on the information currently available, the Company and its legal counsel were not able to reasonably estimate the possibility and magnitude of the outcomes of this case. Accordingly, the Company did not accrue any liabilities relating to the case as of June 30, 2021.

AGIIPLUS INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

16. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the unaudited consolidated financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the unaudited consolidated financial statements other than as disclosed below.

In August 2021, the RMB50,000 convertible debt held by CITY CONNECTED COMMUNITIES PTE. LTD and the RMB7,000 convertible debt held by Suzhou Helan Investment Center Partnership (Limited Partnership) have been converted into 3,097,893 and 433,705 Series A+ preferred shares of the Company, respectively, at a conversion price of RMB16.14 per share.

In August 2021, 290,700 units of share options issued under the share option scheme set up by the Company in January 2018 (the “2018 Share Option Scheme”) were exercised by the holders of these options, and the remaining unexercised options were expired as the Company issued a new round of share-based compensation scheme. Under the new share-based compensation scheme, the Company granted 2,452,381 ordinary shares with a price of RMB3.74 per share to qualified employees, officers, and directors. The Company collected subscriptions receivable, exercise price of the share options under the 2018 Share Option Scheme exercised in August 2021 and issuance price of the 2,452,381 ordinary shares granted in a total amount of RMB12,162 in August 2021.

In August 2021, Shanghai Distrii entered into a three-year line of credit agreement with a third party for an aggregate amount of RMB50,000 with an annual interest of 8%. Upon draw-down, each loan will be repayable in two years. As of the date of this financial statements, no amount has been borrowed under this credit line.

In August 2021, Shanghai Distrii entered into an equity transfer agreement with a noncontrolling shareholder to purchase additional 10% of equity interest in Shanghai Quanban, a subsidiary in which it currently holds a 68% equity interest, for no consideration as the noncontrolling shareholder has not yet contributed any capital into Shanghai Quanban.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

AgiiPlus Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AgiiPlus Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2020, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2021.

Houston, Texas

October 15, 2021

AGIIPLUS INC.

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	101,227	78,669	12,184
Restricted cash	—	7,498	1,161
Accounts receivable and contract assets, net (including RMB4,512 and RMB8,400 from related parties as of December 31, 2019 and 2020, respectively)	8,922	29,138	4,513
Lease incentives receivable, net (including RMB482 and RMB481 from related parties as of December 31, 2019 and 2020, respectively)	27,620	29,919	4,634
Prepaid expenses and other current assets (including RMB620 and RMB271 prepaid to related parties as of December 31, 2019 and 2020, respectively)	15,398	19,509	3,022
Due from related parties	1,362	1,374	213
Total current assets	154,529	166,107	25,727
Non-current assets:
Property and equipment, net	138,135	198,186	30,696
Operating lease right-of-use assets, net	817,192	1,323,681	205,012
Operating lease right-of-use assets – related parties, net	483,327	393,872	61,003
Rental deposits (including RMB14,689 and RMB14,168 paid to related parties as of December 31, 2019 and 2020, respectively)	56,217	71,568	11,085
Total non-current assets	1,494,871	1,987,307	307,796
TOTAL ASSETS	1,649,400	2,153,414	333,523

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term borrowings	1,000	5,533	857
Convertible debts – related parties	57,000	57,000	8,828
Accounts payable (including RMB841 and RMB10,825 to related parties as of December 31, 2019 and 2020, respectively)	70,001	139,257	21,568
Rental retainer from tenants (including RMB8 and RMB4 from a related party as of December 31, 2019 and 2020, respectively)	56,765	78,568	12,169
Accrued expenses and other current liabilities (including RMB35 and RMB2,368 to related parties as of December 31, 2019 and 2020, respectively)	9,882	12,969	2,009
Due to related parties	3,347	637	99
Contract liabilities (including RMB910 and RMB380 to related parties as of December 31, 2019 and 2020, respectively)	31,373	34,172	5,293
Operating lease liabilities, current	142,088	231,313	35,826
Operating lease liabilities – related parties, current	92,236	109,743	16,997
Total current liabilities	463,692	669,192	103,646
Non-current liabilities:
Long-term borrowings	—	4,958	768
Operating lease liabilities, non-current	778,030	1,376,963	213,264
Operating lease liabilities – related parties, non-current	438,080	367,941	56,987
Rental retainer from tenants, non-current (including RMB439 and RMB442 from a related party as of December 31, 2019 and 2020, respectively)	17,966	11,498	1,781
Due to a related party, non-current	4,668	4,032	624
Total non-current liabilities	1,238,744	1,765,392	273,424
TOTAL LIABILITIES	1,702,436	2,434,584	377,070

AGIIPLUS INC.
CONSOLIDATED BALANCE SHEETS — (continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD (Note 2)

MEZZANINE EQUITY
Series Pre-A convertible redeemable preferred shares (US$0.0001 par value, 7,226,017 shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	60,768	60,768	9,412
Series A convertible redeemable preferred shares (US$0.0001 par value, 10,840,109 shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	175,144	187,177	28,990
Series A+ convertible redeemable preferred shares (US$0.0001 par value, 6,319,055 shares authorized, 2,787,457 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	47,433	51,043	7,906
TOTAL MEZZANINE EQUITY	283,345	298,988	46,308

SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.0001 par value, 468,010,917 shares authorized, 15,014,424 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	10	10	2
Series Pre-A convertible preferred shares (US$0.0001 par value, 7,603,902 shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	5	5	1
Subscriptions receivable	(2,154)	(2,154)	(334)
Additional paid-in capital	13,263	—	—
Accumulated deficit	(362,601)	(590,980)	(91,531)
Accumulated other comprehensive income	281	422	65
Total AgiiPlus Inc. shareholders’ deficit	(351,196)	(592,697)	(91,797)
Noncontrolling interests	14,815	12,539	1,942
TOTAL SHAREHOLDERS’ DEFICIT	(336,381)	(580,158)	(89,855)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	1,649,400	2,153,414	333,523

AGIIPLUS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2019	2020	2020
	RMB	RMB	USD (Note 2)
Revenue:
Workspace leasing & operation revenue (including services provided to related parties of RMB1,910 and RMB2,052 for the years ended December 31, 2019 and 2020, respectively)	233,891	269,723	41,775
Renovation & smart building technology revenue (including services provided to related parties of RMB19,232 and RMB35,728 for the years ended December 31, 2019 and 2020, respectively)	33,348	64,625	10,009
Brokerage & enterprise service revenue (including services provided to related parties of RMB919 and RMB242 for the years ended December 31, 2019 and 2020, respectively)	21,105	22,333	3,459
Total revenue	288,344	356,681	55,243

Cost of revenue:
Workspace leasing & operation cost (including services received from related parties of RMB102,557 and RMB103,286 for the years
ended December 31, 2019 and 2020, respectively)	(286,047)	(366,718)	(56,797)
Renovation & smart building technology cost (including services received from a related party of RMB208 and nil for the years ended December 31, 2019 and 2020, respectively)	(29,942)	(60,135)	(9,314)
Brokerage & enterprise service cost (including services received from related parties of RMB1,158 and RMB768 for the years ended December 31, 2019 and 2020, respectively)	(10,901)	(13,060)	(2,023)
Total cost of revenue	(326,890)	(439,913)	(68,134)
Gross loss	(38,546)	(83,232)	(12,891)
Operating expenses:
Pre-opening expenses	(7,061)	(36,306)	(5,623)
Selling expenses	(35,313)	(36,820)	(5,703)
General and administrative expenses	(60,315)	(63,388)	(9,818)
Impairment loss on long-lived assets	(13,111)	(13,657)	(2,115)
Write-off of rental deposits	—	(1,797)	(278)
Loss from operations	(154,346)	(235,200)	(36,428)
Interest income	312	441	68
Interest expense	(1,979)	(4,880)	(756)
Government subsidies	1,555	4,101	635
Other income, net	3,667	7,793	1,207
Total other income	3,555	7,455	1,154

Loss before income taxes	(150,791)	(227,745)	(35,274)
Income tax expense	(193)	—	—
Net loss	(150,984)	(227,745)	(35,274)
Less: Net loss attributable to noncontrolling interests	(4,851)	(3,225)	(499)
Net loss attributable to AgiiPlus Inc.	(146,133)	(224,520)	(34,775)
Accretion on convertible redeemable preferred shares to redemption value	(14,433)	(15,643)	(2,423)
Net loss attributable to ordinary shareholders of AgiiPlus Inc.	(160,566)	(240,163)	(37,198)

AGIIPLUS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS — (continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2019	2020	2020
	RMB	RMB	USD (Note 2)
Net loss per ordinary share
– Basic	(10.69)	(16.00)	(2.48)
– Diluted	(10.69)	(16.00)	(2.48)
Weighted average ordinary shares outstanding used in net loss per share calculation
– Basic	15,014,424	15,014,424	15,014,424
– Diluted	15,014,424	15,014,424	15,014,424

AGIIPLUS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2019	2020	2020
	RMB	RMB	USD (Note 2)

Net loss	(150,984)	(227,745)	(35,274)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(61)	141	22
Total Comprehensive loss	(151,045)	(227,604)	(35,252)
Less: Comprehensive loss attributable to noncontrolling interests	(4,851)	(3,225)	(499)
Comprehensive loss attributable to AgiiPlus Inc.	(146,194)	(224,379)	(34,753)
Accretion on convertible redeemable preferred shares to redemption value	(14,433)	(15,643)	(2,423)
Comprehensive loss attributable to ordinary shareholders of AgiiPlus Inc.	(160,627)	(240,022)	(37,176)

AGIIPLUS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(Amounts in thousands, except share and per share data, or otherwise noted)

	Ordinary shares		Subscriptions Receivable	Series Pre-A Convertible Preferred Shares		Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Noncontrolling Interests	Total Shareholders’ Deficit
	Number of Shares	Amount		Number of Shares	Amount
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2019	15,014,424	10	(2,154)	—	—	10,027	(216,468)	342	11,613	(196,630)
Net loss	—	—	—	—	—	—	(146,133)	—	(4,851)	(150,984)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(61)	—	(61)
Series Pre-A preferred shares transferred from mezzanine equity	—	—	—	7,603,902	5	28,429	—	—	—	28,434
Purchase of noncontrolling interests	—	—	—	—	—	(10,760)	—	—	5,310	(5,450)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	—	(14,433)	—	—	—	(14,433)
Capital contribution from noncontrolling shareholders	—	—	—	—	—	—	—	—	2,743	2,743
Balance as of December 31, 2019	15,014,424	10	(2,154)	7,603,902	5	13,263	(362,601)	281	14,815	(336,381)

Net loss	—	—	—	—	—	—	(224,520)	—	(3,225)	(227,745)
Foreign currency translation adjustments	—	—	—	—	—	—	—	141	—	141
Purchase of noncontrolling interests	—	—	—	—	—	(1,479)	—	—	949	(530)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	—	(11,784)	(3,859)	—	—	(15,643)
Balance as of December 31, 2020 in RMB	15,014,424	10	(2,154)	7,603,902	5	—	(590,980)	422	12,539	(580,158)
Balance as of December 31, 2020 in USD	15,014,424	2	(334)	7,603,902	1	—	(91,531)	65	1,942	(89,855)

AGIIPLUS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2019	2020	2020
	RMB	RMB	USD
Cash flows from operating activities:
Net loss	(150,984)	(227,745)	(35,274)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation expense	33,584	52,637	8,152
Loss on disposal of property and equipment	2	—	—
Impairment loss on long-lived assets	13,111	13,657	2,115
Non-cash lease expense	143,022	198,154	30,690
Gain on modification of lease contracts	—	(10,889)	(1,686)
Allowance for credit losses	753	212	33
Write-off of due from related parties	3,210	473	73
Changes in operating assets and liabilities:
Accounts receivable and contract assets, net	(927)	(20,304)	(3,145)
Lease incentives receivable, net	55,148	122,448	18,965
Prepaid expenses and other current assets	(3,807)	(4,111)	(637)
Rental deposits	(11,935)	(15,351)	(2,378)
Accounts payable	101	11,916	1,846
Accrued expenses and other current liabilities	750	3,087	478
Contract liabilities	11,974	2,799	434
Operating lease liabilities	(130,680)	(93,645)	(14,504)
Rental retainer from tenants	28,549	15,336	2,375
Net cash provided by (used in) operating activities	(8,129)	48,674	7,537

Cash flows from investing activities
Cash paid for purchases of property and equipment	(68,579)	(68,573)	(10,620)
Advance to related parties	(3,294)	(777)	(120)
Repayment from related parties	1,402	—	—
Net cash used in investing activities	(70,471)	(69,350)	(10,740)

Cash flows from financing activities
Issuance of convertible redeemable preferred shares	45,000	—	—
Proceeds from noncontrolling shareholders‘ capital contribution	2,742	—	—
Payments for acquisition of subsidiaries’ equity interests from noncontrolling shareholders	(5,450)	(530)	(82)
Proceeds from convertible debts – related parties	57,000	—	—
Borrowings from bank loans and third party loans	1,000	10,500	1,626
Repayment of third party loans	—	(1,008)	(156)
Borrowings from related party	2,450	—	—
Repayment of borrowings from related parties	(466)	(3,347)	(518)
Net cash provided by financing activities	102,276	5,615	870
Effects of exchange rate changes	(238)	1	—
Net increase (decrease) in cash, cash equivalents and restricted cash	23,438	(15,060)	(2,333)
Cash, cash equivalents and restricted cash – beginning of the year	77,789	101,227	15,678
Cash, cash equivalents and restricted cash – end of the year	101,227	86,167	13,345

AGIIPLUS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2019	2020	2020
	RMB	RMB	USD
Supplemental disclosure of cash flow information:
Interest paid	1,979	2,084	323
Income taxes paid	193	—	—

Non-cash investing and financing activities:
Liabilities assumed in connection with purchases of property and equipment	8,047	57,632	8,926
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	515,924	893,120	138,327
Remeasurement of the operating lease liabilities and right-of-use assets due to lease modification	—	276,941	42,893
Series Pre-A preferred shares transferred from mezzanine equity to shareholders’ deficit	28,434	—	—
Accretion on convertible redeemable preferred shares to redemption value	14,433	15,643	2,423

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets to the total of the same amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Cash and cash equivalents	101,227	78,669	12,184
Restricted cash	—	7,498	1,161
Total cash, cash equivalents and restricted cash	101,227	86,167	13,345

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

1. ORGANIZATIONS AND PRINCIPAL ACTIVITIES

(a) Principal activities and subsidiaries

AgiiPlus Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on February 18, 2021. The Company, through its subsidiaries, including wholly-foreign owned enterprises (“WFOEs”), its consolidated variable interest entity (the “VIE”) and the subsidiaries of the VIE, is primarily engaged in providing transformative integrated working solutions to its enterprise customers, including a digital office marketplace to match enterprises with landlords, customized prefabricated renovation with smart building solutions, flexible workspace with plug-in software and on-demand enterprise services. The Company’s principal operations and geographic markets are in the People’s Republic of China (the “PRC” or “China”) and Singapore.

As of the date of this financial statements, the Company’s major subsidiaries, VIE and subsidiaries of the VIE are as follows:

Name	Date of incorporation or acquisition	Place of incorporation	Percentage of direct or indirect ownership
Major Subsidiaries of the Company
AgiiPlus Holdings Limited	February 2021	British Virgin Islands	100%
AgiiPlus Group Limited	March 2021	Hong Kong, PRC	100%
AgiiTech Limited	March 2021	Hong Kong, PRC	100%
AgiiProp Limited	April 2021	Hong Kong, PRC	100%
Shanghai Distrii Technology Development Co., Ltd.	January 2016	PRC	100%
Shanghai Tangtangjia Business Consulting Co., Ltd.	May 2021	PRC	100%
Shanghai Tangtangjia Zhizao Property Development Co., Ltd.	May 2021	PRC	100%
Shanghai Shuban Technology Co., Ltd.	July 2019	PRC	100%
Shanghai Zhengji Information Technology Co., Ltd.	November 2017	PRC	100%
Suzhou Distrii Technology Development Co., Ltd.	July 2019	PRC	100%
Ningbo Distrii Investment Management Co., Ltd.	July 2018	PRC	100%
Nanjing Distrii Technology Development Co., Ltd.	November 2018	PRC	100%
Shanghai Moban Catering Management Co., Ltd.	May 2016	PRC	100%
Shanghai Xinban Technology Development Co., Ltd.	July 2020	PRC	100%
Beijing Xinbanban Technology Co., Ltd.	January 2017	PRC	100%
Shanghai Quanban Zhizao Property Development Co., Ltd.	March 2018	PRC	68%
Beijing Shuban Technology Development Co., Ltd.	September 2019	PRC	100%
Shanghai Zhenban Information Technology Co., Ltd.	April 2020	PRC	100%
Ningbo Investment Management Co., Ltd.	August 2018	PRC	100%
Shanghai Tianchen Technology Development Co., Ltd.	June 2019	PRC	100%
Zhongchuang Banban Technology Development (Beijing) Co., Ltd.	July 2017	PRC	100%
Beijing Zhengji Information Technology Co., Ltd.	July 2018	PRC	100%
Beijing Waiqi Banban Technology Co., Ltd.	December 2017	PRC	51%
Shanghai Quanban Zhizao Property Development Co., Ltd. Beijing Branch	June 2019	PRC	68%
Distrii Technology Singapore Pte. Ltd.*	February 2018	Singapore	70%
Jiangsu Distrii Technology Co., Ltd.	April 2021	PRC	100%
Distrii Singapore Pte. Ltd.	May 2017	Singapore	100%

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

1. ORGANIZATIONS AND PRINCIPAL ACTIVITIES (cont.)

Name	Date of incorporation or acquisition	Place of incorporation	Percentage of direct or indirect ownership
VIE
Shanghai Tangtangjia Information Technology Co., Ltd.	March 2021	PRC	VIE

Major Subsidiaries of VIE
Shanghai Zhiban Internet of Things Technology Co., Ltd.	September 2019	PRC	100%
Shanghai Huiying Real Estate Agency Co., Ltd.	December 2019	PRC	100%
Beijing Huiying Real Estate Agency Co., Ltd.	April 2020	PRC	100%
Shanghai Fuban Enterprise Service Co., Ltd.	March 2018	PRC	100%
Shanghai Fuban Labor Dispatch Co., Ltd.	March 2021	PRC	100%
Beijing Tangtang Huiying Real Estate Agency Co., Ltd.	September 2021	PRC	100%

____________

Notes:

*        In August 2021, the board of directors of the Company agreed to dispose Distrii Technology Singapore Pte. Ltd. to CITY CONNECTED COMMUNITIES PTE. LTD, a related party. As of the date of this financial statements, the disposal transaction has not been completed.

(b) History of the Company and reorganization

The Company’s history began in 2016 with the commencement of operations of Shanghai Distrii Technology Development Co., Ltd. (“Shanghai Distrii” or “WFOE1”), a limited liability company incorporated in the PRC. Shanghai Distrii and its subsidiaries developed its businesses over time in the PRC and Singapore.

In 2021, the Company undergone a series of reorganization transactions (the “Reorganization”) with the main purpose of establishing a Cayman holding company in preparation for its overseas listing. In connection with the Reorganization, all the shareholders of Shanghai Distrii subscribed for ordinary shares, pre-A, A, and A+ preferred shares of the Company as applicable, in proportion to their previous respective equity interests in Shanghai Distrii prior to the Reorganization.

As part of the Reorganization in 2021, the Company established two wholly-owned subsidiaries in Hong Kong, named AgiiProp Limited and AgiiTech Limited, and their respective WFOEs, Shanghai Tangtangjia Zhizao Property Development Co., Ltd. (“WFOE2”) and Shanghai Tangtangjia Business Consulting Co., Ltd. (“WFOE3”). WFOE2 and WFOE3, through direct equity ownership or contractual agreements with the VIE and the VIE’s shareholders, respectively, hold certain subsidiaries originally incorporated under Shanghai Distrii. The Reorganization was completed in August 2021.

The Reorganization involved the restructuring of the legal structure of the operating entities, which was under common control and did not result in any changes in the economic substance of the ownership and the Shanghai Distrii. The historical costs of Shanghai Distrii are carried forward. The accompanying consolidated financial statements have been prepared as if the current corporate structure of the Company had been in existence throughout the periods presented. Accordingly, the effect of the ordinary shares and the preferred shares issued by the Company pursuant to the Reorganization have been presented retrospectively as of the beginning of the earliest period presented on the consolidated financial statements or the original issue date, whichever is later.

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These accounting principles require management to make certain estimates and assumptions that affect the amounts in the accompanying financial statements. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, useful lives of property and equipment, incremental borrowing rate, allowance for credit losses, valuation allowance for deferred tax assets, impairment assessment of right-of-use assets and other long-lived assets, valuation of share-based compensation and convertible redeemable preferred shares.

Novel coronavirus (COVID-19) was first found in December of 2019 and spread rapidly around the world. To reduce the impacts of the pandemic, the governments of many countries implemented measures such as quarantines, travel restrictions, and the temporary restrictions of business activities. This has resulted in a material and negative effect on the economy and rental market in the PRC and caused significant loss of our business, decrease in our occupancy rates. In 2021, the COVID-19 pandemic has been well controlled by Chinese government, economy and rental market are recovering gradually.

The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to many aspects of our business. Majority of our revenues and workforce are concentrated in China. The extent to which COVID-19 impacts our financial position, results of operations and cash flows in 2021 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our financial position, results of operations and cash flows could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and fulfillment of obligations in the normal course of business. The realization of assets and fulfillment of obligations in the normal course of business is dependent on, among other things, the Company’s ability to generate sufficient cash flows from operations, and the Company’s ability to arrange adequate financing arrangements.

As of December 31, 2020, the Company had working capital deficit of RMB503,085, and shareholders’ deficit of RMB580,158, including an accumulated deficit of RMB590,980. For the years ended December 31, 2019 and 2020, the Company incurred net loss of RMB150,984 and RMB227,745, respectively.

These factors raised substantial doubt of the Company’s ability to continue as a going concern. Subsequent to December 31, 2020, the Company entered into the following arrangements:

•        In April 2021, the Company entered into a one-year line of credit agreement with China Merchants Bank for RMB15,000. As of the date of this financial statements, no amount has been withdrawn from this credit line. The Company is currently in discussion with the bank to increase the line of credit to RMB30,000 and extend the term for one additional year.

•        In August 2021, the Company entered into a three-year line of credit agreement with a third party for an aggregate amount of RMB50,000 with an annual interest of 8%. Upon draw-down, each loan will be repayable in two years. As of the date this financial statements, no amount has been borrowed under this credit line.

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        In August 2021, the Company received a total payment of RMB12,162 for a) the subscriptions receivable of options previously exercised and the subsequent exercise of the share options it granted to its employees, officers, and directors in January 2018, and b) the issuance of the 2,452,381 ordinary shares it granted to its employees, officers, and directors in August 2021. Also see Note 14 and 18 for details.

As a result of the above arrangements and plans, and upon considering the forecasted net cash flow, the Company believes that it will have adequate sources of liquidity and capital resources to support its daily operations for the next 12 months after the issuance of the consolidated financial statements.

The Company may need additional capital in the future to fund the continued operations of the Company. If the Company are unable to obtain additional equity or debt financing as required, the business operations and prospects of the Company may suffer.

(b) Principles of consolidation

The accompanying consolidated financial statements include the financial information of the Company, its subsidiaries, the VIE and the VIE’s subsidiaries for which the Company is the ultimate primary beneficiary. All balances and transactions among the Company, its subsidiaries, the VIE and the VIE’s subsidiaries were eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly: (1) controls more than one half of the voting power; (2) has the power to appoint or remove the majority of the members of the board of directors; (3) casts a majority of votes at the meeting of the board of directors; or (4) governs the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

A noncontrolling interest in a consolidated subsidiary represents the portion of the equity in a subsidiary not attributable, directly or indirectly, to the Company. Noncontrolling interests are presented as a separate component of equity in the consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of operations and comprehensive loss to distinguish the interests from that of the Company.

(c) VIE arrangements

The Company operates its online platform to present the available workspace and marketing activities in the PRC through Shanghai Tangtangjia Information Technology Co., Ltd. (“Tangtangjia Information”, or the “VIE”). In order to comply with PRC laws and regulations which prohibit or restrict foreign control of companies involved in internet information services under value-added telecommunications services and certain other businesses in China, the Company, through its WFOE3, entered into a series of contractual arrangements in August 2021 with the VIE and its shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. The Company obtains control over the VIE and becomes the primary beneficiary of the VIE.

The following is a summary of the contract arrangements WFOE3 entered into with the VIE.

(i)     Power of Attorney

Pursuant to the power of attorney signed between each of the shareholders of the VIE and WFOE3, each shareholder irrevocably appointed WFOE3 as its attorney-in-fact to exercise on each shareholder’s behalf all rights that each shareholder has in respect of its equity interests in the VIE (including but not limited to executing

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

the exclusive right to the voting rights and the right to appoint directors and executive officers of the VIE). The shareholders cannot revoke the authorization and entrustment as long as the shareholders remain a shareholder of the VIE. The power of attorney will remain in force as long as the shareholders remain shareholders of the VIE.

(ii)    Exclusive Call Option Agreements

Pursuant to the exclusive call option agreement entered into between each of the shareholders of the VIE and WFOE3, the shareholders irrevocably granted the WFOE3 a call option to request the shareholders to transfer or sell any part or all of its equity interests in the VIE, to WFOE3, or their designees. The purchase price of the equity interests in the VIE shall be equal to the higher of Renminbi (“RMB”) 1 or the minimum price required by PRC law or an amount equal to the registered capital contributed by the relevant shareholder. Without WFOE3’s prior written consent, the VIE and its shareholders shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, issue any additional equity or right to receive equity, provide any loans, distribute dividends in any form.

(iii)   Equity Pledge Agreements

Each shareholder of the VIE has also entered into an equity pledge agreement with WFOE3, pursuant to which each shareholder pledged his/her equity interests in VIE to guarantee the performance of obligations of WFOE3 and its shareholders under the exclusive business cooperation agreement, exclusive call option agreement, and power of attorney. If the VIE or any of the shareholders breach their contractual obligations, WFOE3 will be entitled to certain rights and interests regarding the pledged equity interests including the right to receive proceeds from the auction or dispose the pledged equity interests of VIE in accordance with the law. None of the shareholders shall, without the prior written consent of WFOE3, assign or transfer to any third party, create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIE. This agreement is not terminated until all of the agreements under the power of attorney, exclusive call option agreement and the exclusive business cooperation agreement are fully performed.

(iv)    Exclusive Business Cooperation Agreements

Pursuant to the exclusive business cooperation agreement entered into by WFOE3 and the VIE, WFOE3 provides exclusive technical support and consulting services in return for fees based on 100% of the VIE’s total consolidated profit, which is adjustable at the sole discretion of WFOE3.

(v)     Spousal Consent Letters

On August 16, 2021, Ms. Hong He, the spouse of Mr. Jing Hu, a direct holder of 90% equity interests in our VIE, signed a spousal consent letter confirming and acknowledging that the equity interests held by Mr. Jing Hu in our VIE are the personal assets of Mr. Jing Hu and shall not constitute the community property of the couple. The signing spouse also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of our VIE held by Mr. Jing Hu.

On August 16, 2021, Ms. Bijia Wang, the spouse of Mr. Jiaqing Wu, a direct holder of 10% equity interests in our VIE, signed a spousal consent letter confirming and acknowledging that the equity interests held by Mr. Jiaqing Wu in our VIE are the personal assets of Mr. Jiaqing Wu and shall not constitute the community property of the couple. The signing spouse also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of our VIE held by Mr. Jiaqing Wu.

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(vi)    Risks in Relation to VIE Structure

It is possible that the Company’s operation of certain businesses through the VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. The Company’s management considers the possibility of such a finding by PRC regulatory authorities under current PRC law and regulations to be remote. In March 2019, a new draft of Foreign Investment Law (the “New Draft FIE Law”) was submitted to the National People’s Congress for review and was approved on March 15, 2019, which came into effect from January 1, 2020. The approved Foreign Investment Law (the “FIE Law”) does not touch upon the relevant concepts and regulatory regimes that were historically related to the regulation of VIE structures, and thus this regulatory topic remains unclear under FIE Law. Since the FIE Law is new, there are substantial uncertainties existing with respect to its implementation and interpretation and it is also possible that variable interest entities will be deemed as FIEs and be subject to restrictions in the future. Such restrictions may cause interruptions to the Company’s operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect the Company’s business, financial condition and results of operations.

In addition, if the legal structure and contractual arrangements were found to be in violation of any other existing PRC laws and regulations, PRC government could:

•        revoke the Company’s business and operating licenses;

•        discontinue or place restrictions or onerous conditions on the Company’s operation through any transactions between our PRC subsidiaries and the Company’s VIE;

•        impose fines, confiscate the income from our PRC subsidiaries or the VIE, or impose other requirements with which the VIE may not be able to comply; or

•        require the Company to restructure ownership structure or operations, including terminating the contractual arrangements with VIE and deregistering the equity pledges of VIE, which in turn would affect the Company’s ability to consolidate, derive economic interests from, or exert effective control over VIE.

The imposition of any of these penalties may result in a material and adverse effect on the Company’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the right to direct the activities of the VIE or the right to receive its economic benefits, the Company would no longer be able to consolidate the VIE and its subsidiaries. In the opinion of management, the likelihood of loss in respect of the Company’s current ownership structure or the contractual arrangements with its VIE is remote.

The Company believes that the contractual arrangements among VIE, its respective shareholders and relevant WFOE are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of VIE were to reduce their interests in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

Through the design of the power of attorney agreements, the shareholders of the VIE effectively assigned their full voting rights to WFOE3, which gives WFOE3 the power to direct the activities of VIE and the VIE’s subsidiaries. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIE. The Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following amounts and balances of the VIE and its subsidiaries were included in the Company’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	2,080	4,913	761
Accounts receivable and contract assets, net	104	945	146
Prepaid expenses and other current assets	89	430	67
Total current assets	2,273	6,288	974
Property and equipment, net	26	17	3
Total non-current assets	26	17	3
TOTAL ASSETS	2,299	6,305	977
LIABILITIES
Accounts payable	17	307	48
Accrued expenses and other current liabilities	666	3,149	488
Contract liabilities	45	108	17
Total current liabilities	728	3,564	553
TOTAL LIABILITIES	728	3,564	553
	For the Years Ended December 31,
	2019	2020	2020
	RMB	RMB	USD
Total revenue	1,634	7,398	1,146
Net loss	(3,247)	(13,530)	(2,096)
Net cash used in operating activities	(2,886)	(11,867)	(1,838)
Net cash used in investing activities	(27)	—	—
Net cash used in financing activities	—	—	—

Under the contractual arrangements with the VIE and through its respective equity interests in its subsidiaries, the Company has the power to direct activities of the VIE and the VIE’s subsidiaries and direct the transfer of assets out of the VIE and the VIE’s subsidiaries. Therefore, the Company considers that there is no asset of the VIE and the VIE’s subsidiaries that can be used only to settle their obligations, except for the registered capital and the PRC statutory reserves. As the consolidated VIE and the VIE’s subsidiaries are incorporated under the PRC Company Law as limited liability companies, the creditors of the VIE do not have recourse to the general credit of the Company for the liabilities of the consolidated VIE and the VIE’s subsidiaries.

(d) Foreign currency translation and transactions

The Company’s reporting currency is RMB. The functional currency of the subsidiaries and incorporated outside the mainland China is United States dollar (“USD” or “US$”), Hong Kong dollar (“HK$”) or Singapore dollar (“SGD”). The functional currency of all the other subsidiaries is RMB.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates.

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(e) Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, which are subject to an insignificant risk of changes in value.

(f) Restricted cash

Cash that is legally restricted from withdrawal is reported separately on the face of the Company’s consolidated balance sheets as restricted cash.

(g) Property and equipment, net

Property and equipment are stated at cost and is depreciated using the straight-line method over the following estimated useful lives:

Category	Estimated useful life
Leasehold improvement	Shorter of the lease term or estimated economic life
Furniture	5 years
Office equipment	3 years
Internal use software	10 years

Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expenses as incurred.

Construction in progress represents assets under construction. All direct costs relating to the construction are capitalized as construction in progress. Construction in progress is not depreciated until the asset is placed in service.

(h) Lease incentives receivable

Lease incentives receivable primarily represents amounts paid or payable by the Company for completing leasehold improvements that are reimbursable pursuant to lease provisions entered with relevant landlords. When contractually due to the Company, these amounts are recorded as a lease incentive receivable. Lease incentives of approximately RMB76,000 and RMB125,000 for the years ended December 31, 2019 and 2020, respectively, that are paid or payable to the Company are deducted from lease payments and reduce the initial measurement of the Company’s right-of-use assets. The lease incentives receivable is reduced when the cash has been collected from the landlords.

(i) Lease

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASC 842”) which supersedes ASC Topic 840, Leases (“ASC 840”) and generally requires all leases, including operating leases, to be recognized in the statement of financial position of lessees as right-of-use (“ROU”) assets and lease liabilities, with certain practical expedients available.

The Company adopted ASC 842 on January 1, 2019. The Company has also made an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet. Short-term leases are not significant in comparison to the Company’s overall lease portfolio. Payments related to those leases continue to be recognized in the consolidated statement of operations on a straight-line basis over the lease term.

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

From the Perspective as a Lessee

The Company leases properties for its agile workspace provided. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, the Company recognizes the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Company enters the leased premises and begins to make improvements in preparation for its intended use.

A large majority of the lease agreements contain provisions for free rent periods, rent escalation, and lease incentives entitled to the Company. Free rent periods and rent escalation clauses are also recorded on a straight-line basis over the lease term. Lease incentive generally includes a portion of the cost of leasehold improvements reimbursable to the Company by the landlords.

All rent expense incurred before a workspace location opens for business is recorded in pre-opening expenses on the accompanying consolidated statements of operations. Once a location opens for business, the location’s rent expense is included in cost of revenue.

The future fixed lease payments are discounted using the incremental borrowing rate as the rate implicit in the lease is not readily determinable. The incremental borrowing rate is estimated on a portfolio basis and incorporating lease term, currency risk and credit risk. Upon adoption of ASC 842 on January 1, 2019, the Company elected to use the remaining lease term as of January 1, 2019 in the estimation of the applicable discount rate for leases that were in place at adoption.

For the initial measurement of the lease liabilities for leases commencing after January 1, 2019, the Company uses the discount rate as of the commencement date of the lease, incorporating the entire lease term. Operating lease liabilities related to lease payments due within one year and over are classified as current and non-current, respectively, in the consolidated balance sheets.

The ROU asset is measured as the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives.

Modification to existing lease arrangements, including changes to the lease venue, lease term and payment amounts, are reviewed to determine whether they result in a separate contract. For modifications that do not result in a separate contract, management reviews the lease classification and re-measures the related right-of-use assets and lease liabilities at the effective date of the modification. In case of low performance of a workspace leased, the Company may terminate the lease agreement before the contract term expires.

The gain or loss on modification of lease contracts resulted from the difference between changes in the right-of-use assets and lease liabilities due to lease modification and termination and any additional payment required at lease termination are recognized as lease expenses and included in the cost of revenue. The Company will write off the related lease deposit balance if determined uncollectable. The related leasehold improvement is disposed of at termination.

From the Perspective as a Lessor

The Company recognizes workspace leasing & operation revenue under ASC 842, and all the lease contracts are operating leases. The Company has elected to exclude from revenue and expenses sales taxes and other similar taxes collected from its tenants. The Company provides agile work solutions for its customers and generates revenues from monthly rent in the form of office desk rental fee. The contract of office desk rental fee provides customers with access to office space, protech and office SaaS, use of a shared internet connection as well as access to certain facilities (restrooms, common areas, etc.). The Company has elected to account for the non-lease components with the lease component as a single component and the combined component are recognized under ASC 842. The price of each contract varies, based on particular characteristics of the office space occupied by the customers, the geographic location of the workspace, and the amount of desk space in the contract. The Company’s lease contracts are mainly fixed workspace fee contracts. Workspace leasing & operation revenue is recognized on a monthly basis under ASC 842, over the lease term, as access to office space is provided. The leases do not have renewal options and penalty is imposed if the tenants early terminate the leases. Renewal of contracts are on a negotiation basis before termination.

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Prior to moving into an office, tenants are generally required to provide the Company with rental retainer, normally in the amount of three-month rental fee. Pursuant to the terms of the workspace rental agreements, the amount of the service retainer may be applied against the tenant’s unpaid balance of rental or other fees.

Future lease collections generated from contracts already signed for the following five years as of December 31, 2020 were as follows:

As of December 31, 2020
RMB
2021	145,249
2022	29,111
2023	2,341
2024 and thereafter	—
Total	176,701

(j) Impairment of ROU assets and other long-lived assets

The Company reviews its ROU assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors the Company considers to be important which could trigger an impairment review primarily includes (a) significant underperformance relative to projected operating results; (b) significant changes in the overall business strategy; (c) significant adverse changes in legal or business environment and (d) significant competition, unfavorable industry trend, or economic outlook. When any of these events occurs, the Company measures impairment by comparing the carrying value of the ROU assets or long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposal. There is an indicator of impairment if the carrying value is higher than the undiscounted cash flows. The Company measures the fair value of the assets by using discounted cash flow model. The carrying value in excess of fair value is recognized as impairment of ROU assets or the long-lived assets. The estimates used in projected future cash flows include rental charges, occupancy rate and operating costs. The incremental borrowing rate is used as the discount rate.

During the years ended December 31, 2020 and 2019, in anticipation of termination of lease agreements in connection with certain underperformed workspaces, the Company decided to record an impairment loss on the unmovable property and equipment, primarily consist of the leasehold improvements, in the amount of RMB13,111 and RMB13,657, respectively. The amount impaired equals to the net book value of the assets at the date of impairment.

(k) Revenue recognition

The Company recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers. The Company elects the practical expedient to expense the incremental direct costs of obtaining a contract when incurred if the amortization period is generally twelve months or less. The Company has elected to exclude from the measurement of the transaction price value-added tax that the Company collected form the customers with revenue-producing activities.

The Company follows the five steps approach for revenue recognition under ASC 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies a performance obligation.

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The primary sources of the Company’s revenues are as follows:

(i)     Workspace leasing & operation revenue

As set out in Note 2(i) “Lease, from the perspective as a lessor”, workspace leasing & operation revenue is recognized under ASC 842.

(ii)    Renovation & smart building technology revenue

Renovation & smart building technology revenue is mainly generated from design and construction projects for the betterment of customers’ properties. The Company recognizes revenue overtime using the output method to measure the Company’s progress towards the construction objects. Renovation & smart building technology revenue is recognized as direct measurements by the value of the goods or services transferred to date relative to the remaining goods or services promised under the contract. A subcontractor may be involved to provide such services. The Company obtains control of the goods or services before transferring to customers, and recognizes revenue on gross basis.

(iii)   Brokerage & enterprise service revenue

Brokerage & enterprise service revenue primarily consists of 1) brokerage service revenue, 2) workspace management revenue, and 3) other service revenue.

The Company recognizes brokerage service revenue at a point in time when the service is provided. Workspace management revenue is derived from managing workspace locations owned by other proprietors. The fee generally is recognized straight-line over the contract term. The Company also provides other services to its rental customers, including extra conference room and printer usage, providing beverages, etc. Revenue is recognized based on actual usage when the related performance obligation is satisfied.

Contract assets primarily relate to the Company’s rights to consideration for services performed under renovation & smart building technology revenue contracts not yet billed. As of December 31, 2019 and 2020, balance of contract assets is RMB116 and RMB11,074, respectively, which is included in accounts receivable and contract assets, net.

Contract liabilities primarily results from rental customers’ prepayment for workspace leasing & operation revenue contracts. As of December 31, 2019, the contract liabilities were RMB31,373 which were all recognized as revenue during the year ended December 31, 2020. As of December 31, 2020, the contract liabilities were RMB34,172 which were expected to be recognized as revenue in the following year.

The following table summarizes the Company’s disaggregated revenue generated from different revenue streams:

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2020
	RMB	RMB
Workspace leasing & operation revenue	233,891	269,723
Renovation & smart building technology revenue	33,348	64,625
Brokerage & enterprise service revenue	21,105	22,333
Total revenue	288,344	356,681

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(l) Cost of revenue

Cost of revenue primarily consists of lease expenses, employee compensation and benefits, depreciation and amortization, renovation cost, and other workspace operational costs such as utilities, maintenance, daily cleaning, insurance costs, office expenses, and consumables.

(m) Pre-opening expenses

Pre-opening expenses are expensed as incurred and consist of expenses incurred before a workspace opens for operations. The primary component of pre-opening expenses is lease expense.

(n) Government subsidies

The government subsidies provided by the local government are mainly incentives for general corporate operations. The Company reports government subsidies as subsidy income when received from local government authority with no limitation on the use of the subsidies. For the years ended December 31, 2019 and 2020, RMB1,555 and RMB4,101 were received and included in other income in the Company’s consolidated statements of operations, respectively. For the years ended December 31, 2019 and 2020, RMB2,400 and nil of deferred subsidy income were included in accrued expenses and other current liabilities.

(o) Value added taxes

Revenue is recognized net of value-added taxes (“VAT”). The VAT is based on gross sales price. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as VAT payable if output VAT is larger than input VAT and is recorded as VAT recoverables if input VAT is larger than output VAT. All of the VAT returns filed by the Company’s subsidiaries, VIE and the VIE’s subsidiaries incorporated in the PRC, have been and remain subject to examination by the tax authorities.

(p) Income taxes

Income taxes are accounted for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized for 1) temporary differences between the tax basis of assets and liabilities, and their carrying amounts in the financial statements, 2) net operating loss carried forwards, by applying enacted statutory tax rates applicable to taxable income in the years in which those temporary differences or operating loss are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Company only recognizes tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that the Company recognizes is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. The Company records interest and penalties as a component of income tax expense.

(q) Net loss per share

Net loss per share is computed in accordance with ASC 260, “Earnings Per Share”. Basic net loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share the loss. Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

of the preferred shares and convertible debts using the if-converted method, and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net loss per share calculation when inclusion of such shares would be anti-dilutive.

(r) Share-based compensation

The Company grants share options to eligible employees and accounts for these share-based awards in accordance with ASC 718 Compensation — Stock Compensation. Employees’ share-based awards are classified as equity awards and are measured at the grant date fair value of the awards and recognized as expenses using a straight-line method over the requisite service period, which is generally the vesting period of the awards.

The Company elected to not estimate the forfeiture rate, but to account for the forfeiture when forfeitures occur.

(s) Fair value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1       Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2       Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3       Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As of December 31, 2019 and 2020, the carrying values of cash and cash equivalents, restricted cash, accounts receivable and contract assets, lease incentives receivable, prepaid expenses and other current assets, short-term borrowings, accounts payable, rental retainer from tenants, contract liabilities, accrued expenses and other current liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

(t) Allowance for credit losses

The Company estimates allowance for credit losses in accordance with ASC 326 Financial Instruments-Credit Losses. The allowance for credit losses represents the Company’s estimate of probable credit losses mainly related to accounts receivable and contract assets, lease incentives receivable and other receivables.

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company has identified the relevant risk characteristics of its debtors and the related receivables, contract assets, lease incentives receivable and other receivables which include type of the receivables the Company has, nature of the debts or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the debtor’s historical payment history, its current credit-worthiness and current economic trends, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. For each reporting period, the management reviews the credit loss rate to reflect its latest assessment.

(u) Convenience translation

The Company’s business is primarily conducted in the PRC and substantially all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into US dollars as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB6.4566 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on June 30, 2021 or at any other rate.

(v) Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Company’s cash, cash equivalents and restricted cash denominated in RMB amounted to RMB76,433 and RMB69,768 as of December 31, 2019 and 2020, respectively.

Concentration risks

Financial instruments that potentially expose the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts and lease incentives receivable. As of December 31, 2019 and 2020, majority of the Company’s cash and cash equivalents were deposited in financial institutions located in the PRC. The Company routinely assesses the financial strength of the tenants and adjust allowance for credit losses based upon factors surrounding the credit risk.

There is one customer individually represents 22% and 15% of total revenue for the years ended December 31, 2019 and 2020, respectively.

There are no suppliers that individually represent 10% or more of total cost of revenue for the years ended December 31, 2019 and 2020.

(w) Segment Information

The Company uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO and Chairman of the Board, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company’s CODM reviews revenue disaggregated by services, while he reviews operating loss at a consolidated level. This resulted in only one operating and reportable segment in the Company given consolidated results are used when making decisions about allocating resources and assessing performance.

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(x) Contract costs

Contract costs consist of incremental costs of obtaining or fulfilling contracts with customers. The incremental costs of obtaining or fulfilling contracts with customers, which principally is comprised of commissions, are initially recognized as contract costs and subsequently amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related services.

(y) Accounts payable

Accounts payable mainly consists of payables for renewal projects and other miscellaneous operating payables.

(z) Newly adopted accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASC 842”) which supersedes ASC Topic 840-Leases (“ASC 840”) and generally requires all leases, including operating leases, to be recognized in the statement of financial position of lessees as right-of-use (“ROU”) assets and lease liabilities, with certain practical expedients available. The Company adopted ASC 842 on January 1, 2019. The primary impact of the adoption is the initial recognition of RMB978,079 of lease liabilities and RMB927,618 of right-of-use assets on the Company’s consolidated balance sheet as of January 1, 2019, for leases classified as operating leases under ASC840, as well as enhanced disclosure of the Company’s leasing arrangements. See Note 7 for further discussion.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified- retrospective approach). Early application of the pending content that links to this paragraph is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company early adopted ASU 2016-13 on January 1, 2019.

In June 2018, the FASB issued ASU 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. The ASU eliminated the previous guidance for accounting for share-based payments to nonemployees and expanded Topic 718 to include share-based payments transactions to nonemployees. ASU 2018-07 is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The adoption of the ASU required a modified retrospective transition approach, with a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year. The Company adopted ASU 2018-07 on January 1, 2019, and the adoption did not have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement”. The amendments in this ASU eliminate, add and modify certain disclosure requirements for fair value measurements. The amendments in this ASU, among other things, require public companies to disclose the range and weighted average of significant

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

unobservable inputs used to develop Level 3 fair value measurements. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, and entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company adopted ASU 2018-13 on January 1, 2020, and the adoption did not have a material impact on its consolidated financial statements.

(aa) Recently issued accounting pronouncements not yet adopted

In December 2019, the FASB issued ASU 2019-12 Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes. ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions currently provided for in ASC 740, Income Taxes, and by amending certain other requirements of ASC 740. The changes resulting from ASU 2019-12 will be made on a retrospective or modified retrospective basis, depending on the specific exception or amendment. For public business entities, the amendments in ASU 2019-12 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company does not expect the adoption of ASU 2019-12 to have a material impact on the Company’s consolidated financial statements.

In August 2020, FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40). This ASU simplifies the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. This will result in more convertible debt instruments being accounted for as a single liability instrument and more convertible preferred stock being accounted for as a single equity instrument with no separate accounting for embedded conversion features. The ASU also simplifies the diluted earnings per share (“EPS”) calculation in certain areas. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

3. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable and contract assets, net consist of the following:

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB
Accounts receivable	8,897	18,234
Contract assets	116	11,074
Total	9,013	29,308
Less: allowance for credit losses	(91)	(170)
Accounts receivable and contract assets, net	8,922	29,138

The movement of the allowance for credit losses for accounts receivable and contract assets is as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2020
	RMB	RMB
Balance as of January 1	19	91
Provisions for credit losses	323	87
Uncollectible receivables written-off	(251)	(8)
Balance as of December 31	91	170

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

4. LEASE INCENTIVES RECEIVABLE, NET

Lease incentives receivable, net consist of the following:

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB
Lease incentives receivable	28,075	30,498
Less: allowance for credit losses	(455)	(579)
Lease incentives receivable, net	27,620	29,919

The movement of the allowance for credit losses for lease incentives receivable is as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2020
	RMB	RMB
Balance as of January 1	26	455
Provisions for credit losses	429	124
Balance as of December 31	455	579

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB
VAT recoverables	6,621	4,380
Agency fee	2,449	2,240
Property management fee	1,332	1,287
Guaranty fee	109	1,035
Contract costs	1,133	5,230
Others	3,754	5,337
Total	15,398	19,509

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB
Leasehold improvement	174,402	243,296
Furniture	6,907	9,359
Office equipment	5,230	5,843
Software	290	290
Total cost of property and equipment	186,829	258,788
Less: accumulated depreciation	(55,389)	(95,520)
Construction in progress	6,695	34,918
Property and equipment, net	138,135	198,186

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

6. PROPERTY AND EQUIPMENT, NET (cont.)

Depreciation expenses are RMB33,584 and RMB52,637 for the years ended December 31, 2019 and 2020, respectively.

7. LEASE

From the Perspective of Lessee

The Company leases real estate for terms between 2 to 15 years from landlords. The leases do not have renewal options and penalty is normally imposed if the tenant early terminate the leases. Renewal of contracts are on a negotiation basis before termination.

All of the Company’s leases are operating leases under ASC 842.

Supplemental balance sheet information related to the leases are as follows:

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB
Weighted average remaining lease terms	7.23	7.67
Weighted average incremental borrowing rate	6.50%	6.50%

Following is a summary of lease expenses recognized in cost of revenue and pre-opening expenses, and general and administrative expenses for the years ended December 31, 2019 and 2020.

	Year Ended December 31, 2019	Year Ended December 31, 2020
	RMB	RMB
Operating lease expenses	220,709	308,263
Short-term lease expenses	1,630	1,101
Less: COVID-19 waiver of lease expenses	—	(11,148)
Total	222,339	298,216
	Year Ended December 31, 2019	Year Ended December 31, 2020
	RMB	RMB
Cash paid for operating leases included in operating cash flows	207,151	210,046
Supplemental noncash information:
	Year Ended December 31, 2019	Year Ended December 31, 2020
	RMB	RMB
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	515,924	893,120
Remeasurement of the operating lease liabilities and right-of-use assets due to lease modification	—	276,941

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

7. LEASE (cont.)

The maturity of operating lease liabilities is as following:

Years Ended December 31, in thousands of RMB	As of December 31, 2020
2021	351,708
2022	365,548
2023	359,163
2024	324,444
2025	302,900
Thereafter	978,333
Total lease payments	2,682,096
Less: imputed interest	(596,136)
Total operating lease liabilities	2,085,960
Less: operating lease liabilities, current	(341,056)
Operating lease liabilities, non-current	1,744,904

8. BORROWINGS

Borrowings consist of the following:

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB
Borrowing from a commercial bank(i)	—	2,000
Borrowing from a third party(ii)	1,000	700
Borrowing from a third-party(iii)	—	7,791
Total	1,000	10,491
Less: short-term debt and current portion of long-term borrowings	1,000	5,533
Long-term borrowings	—	4,958

____________

Notes:

(i)      The Company entered into a one-year loan agreement with Postal Savings Bank of China in November 2020 to obtain a loan of RMB2,000 with annual interest rate of 5.50%. A principal shareholder, Shanghai Jingli Investment Partnership (Limited Partnership) (“Shanghai Jingli”) provides guarantee for the loan.

(ii)     The Company entered into a loan agreement to obtain a loan of RMB1,000 with a third-party lessor, an individual, in November 2019 for one month, free of interest. In 2020, RMB300 was repaid and the remaining loan was repaid as of the date of this financial statements.

(iii)    The Company entered into a three-year loan agreement to obtain a loan of RMB8,500 with a third-party lessor, a real estate company, in June 2020, free of interest. Pursuant to the agreement, the principal shall be repaid by installments starting from October 2020, and RMB708 was repaid by the Company in 2020. As of December 31, 2020, current portion of this borrowing is RMB2,833, and the balance included in long-term borrowing is RMB4,958.

The summary of interest expenses of the Company’s borrowings for the years ended December 31, 2019 and 2020 was as following:

	Year Ended December 31, 2019	Year Ended December 31, 2020
	RMB	RMB
Interest expenses	—	16

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

8. BORROWINGS (cont.)

As of December 31, 2020, the Company’s future obligations according to the terms of the loan agreement are as follows:

Years ended December 31, in thousands of RMB	As of December 31, 2020
2021	5,533
2022	2,833
2023	2,125
2024 and there after	—
Total	10,491

9. NET LOSS PER SHARE

Basic and diluted net loss per share have been calculated in accordance with ASC 260 for the years ended December 31, 2019 and 2020:

	Year Ended December 31, 2019	Year Ended December 31, 2020
	RMB	RMB
Numerator:
Net loss attributable to AgiiPlus Inc.	(146,133)	(224,520)
Accretion on convertible redeemable preferred shares to redemption value	(14,433)	(15,643)
Net loss attributable to ordinary shareholders of AgiiPlus Inc.	(160,566)	(240,163)
Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	15,014,424	15,014,424
Net loss per share, basic and diluted	(10.69)	(16.00)

Basic and diluted loss per ordinary share are computed using the weighted average number of ordinary shares outstanding during the year. The effects of all outstanding share options, preferred shares and convertible debts were excluded from the computation of diluted net loss per share as their effects would be anti-dilutive during the year.

10. CONVERTIBLE DEBTS — RELATED PARTIES

In March 2019, the Company entered into a RMB50,000 loan agreement with a principal holder of its preferred shares, CITY CONNECTED COMMUNITIES PTE. LTD. Pursuant to the agreement, the debt holder could convert any portion of the debt into series A+ preferred shares of the Company at a price of RMB16.14 per share, at earlier of loan expiration or seven days after next equity financing is agreed upon. The Company received loan principal of RMB20,000, RMB20,000 and RMB10,000 in June 2019, August 2019, and November 2019, respectively. The loan bears interest rate of 8% with a maturity date in June 2020. In December 2020, a loan extension agreement was signed pursuant to which the term of the loan was extended for one year with maturity in June 2021, and the conversion term has also been extended.

In March 2019, the Company entered into a RMB10,000 loan agreement with a principal holder of its preferred shares, Suzhou Helan Investment Center Partnership (Limited Partnership). Pursuant to the agreement, the debt holder could convert any portion of the debt into series A+ preferred shares of the Company at a price of RMB16.14 per share, at earlier of loan expiration or seven days after next equity financing is agreed upon. The Company received loan principal of RMB4,000 and RMB3,000 in June 2019 and August 2019, respectively. The remaining principal RMB3,000 has not been provided to the Company. The loan bears interest rate of 8% with a maturity date in June 2020.

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

10. CONVERTIBLE DEBTS — RELATED PARTIES (cont.)

In September 2020 and December 2020, loan extension agreements were reached. The term of the loan was extended with RMB5,000 matures in June 2021 and RMB2,000 matures in August 2021, the interest rate was adjusted to 6% in June 2020, and the conversion term has also been extended.

Subsequent to December 31, 2020, these related parties have extended and converted the debts into series A+ preferred shares, see Note 18 for further details.

Another principal shareholder, Shanghai Jingli Investment Partnership (Limited Partnership) (“Shanghai Jingli”), provides collateral for both loans with its equity interests in the Company.

The Company determined the conversion feature of the convertible debts is not an embedded derivative and therefore bifurcation from the convertible debts is not required. Further, there’s no beneficial conversion feature associated with the conversion option as the effective conversion price was higher than the fair value of the underlying shares at the commitment date, which was determined by the Company with the assistance of an independent valuation firm.

The summary of interest expenses of the Company’s related parties convertible debts for the years ended December 31, 2019 and 2020 is as following:

	Year Ended December 31, 2019	Year Ended December 31, 2020
	RMB	RMB
Interest expenses	1,979	4,864

11. CONVERTIBLE REDEEMABLE PREFERRED SHARES

As of January 1, 2019, the Company had outstanding convertible redeemable preferred shares (collectively, “Preferred Shares”) as follows:

(i)     9,360,000 Series Pre-A preferred shares issued to Huazhu Investment (Shanghai) Co., Ltd. (“Series Pre-A Preferred Shares — Huazhu”) for a total cash consideration of RMB35,000 in January 2016, of which 1,756,098 shares were transferred to CITY CONNECTED COMMUNITIES PTE. LTD (“CDL”) and modified to be consistent with the rights of other Series Pre-A preferred shares held by CDL. Total Series Pre-A Preferred Shares — Huazhu of 7,603,902 were outstanding as of January 1, 2019;

(ii)    5,268,293 Series Pre-A preferred shares issued to CITY CONNECTED COMMUNITIES PTE. LTD (“Series Pre-A Preferred Shares — CDL”) for a total cash consideration of RMB54,000 in January 2017, and 1,957,724 shares transferred from other shareholders. Total Series Pre-A Preferred Shares — CDL of 7,226,017 were outstanding as of January 1, 2019;

(iii)   10,840,109 Series A Preferred Shares issued at RMB13.84 per share for a total cash consideration of RMB150,000 in November to December 2017.

In April 2019, the Company issued 2,787,457 Series A+ Preferred Shares at RMB16.14 per share for a total cash consideration of RMB45,000.

The major terms of the Preferred Shares issued are as follows:

Dividends rights

Dividends may be declared in proportion to the number of ordinary shares issuable to each Preferred Shares holder had all their Preferred Shares been converted to ordinary shares on a fully-diluted basis.

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

11. CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

For the years ended December 31, 2019 and 2020, no dividends were declared by the Company’s Board of Directors on the Preferred Shares.

Liquidation rights

In the event of any liquidation, dissolution or winding up of the Company, all assets and funds of the Company legally available for distribution to the shareholders shall be distributed as follows:

First, the holders of the Preferred Shares are entitled to receive, on parity with each other and prior and in preference to any distribution of any of the assets or funds of the Company to the holders of ordinary shares, for each Preferred Share, the amount equal to the sum of 100% of its original issue price (the “First Preference Amount”). If the assets and funds are insufficient to permit the payment to such holders of in full, then such assets and funds are distributed ratably among the holders of the Preferred Shares in proportion to the aggregate First Preference Amount each such holder is otherwise entitled to receive.

Second, the holders of the ordinary shares are entitled to receive, on parity with each other, for each ordinary share, the amount equal to the sum of 100% of its original issue price (the “Second Preference Amount”). If the assets and funds are insufficient to permit the payment to such holders in full, then such assets and funds are distributed ratably among the holders of the Preferred Shares in proportion to the aggregate Second Preference Amount each such holder is otherwise entitled to receive.

Third, after paying in full the aggregate First Preference Amount and the aggregate Second Preference Amount, the remaining assets and funds of the Company available for distribution are distributed ratably among all shareholders according to the relative number of ordinary shares held by the shareholders (including Preferred Shares on an as if converted basis).

Conversion rights

Each holder of the Preferred Shares may, at the option of the holder, to convert at any time, without the payment of any additional consideration, into ordinary shares based on the then-effective Conversion Price. The initial conversion ratio for the Preferred Shares to ordinary shares is 1:1, which will be subject to adjustment to reflect share splits, share combinations, share dividends, recapitalization, merger and similar transactions.

Each class of Preferred Share is automatically converted, based on the then-effective applicable Conversion Price, without the payment of any additional consideration, into ordinary shares upon a qualified initial public offering (“Qualified IPO”).

Voting rights

Each holder of a Preferred Share is entitled to number of votes equal to the number of ordinary shares into which such holder’s collective Preferred Shares are convertible at the voting date.

Redemption rights

Series Pre-A Preferred Shares — Huazhu were redeemable by the holder if i) the founder resigns from the Company within the first employment period, or ii) the Founder withdraws its investment in the Company within the first three years since the Company acquired its business license. In January 2019, the above condition expired, and Series Pre-A Preferred Shares — Huazhu are no longer redeemable at the holder’s option.

Series Pre-A Preferred Shares — CDL are redeemable by the holder if i) the founder or founder holding company ceases to be the person holding or controlling the largest voting power in the Company; ii) the founder, founder holding company or any management entity has breached his or its full time commitment or non-competition obligation; or iii) the Company, founder holding company, any management entity or founder is in material breach of any of the

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

11. CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

provisions in the Company’s articles of association or the shareholders agreement and such breach, if curable, has not been cured within 60 days of such notice stating the breach. The Company does not believe Series Pre-A Preferred Shares — CDL are probable of becoming redeemable based on the above events.

Series A and A+ Preferred Shares are redeemable by the holder under the same condition as Series Pre-A Preferred Shares — CDL with an extra condition that they will also become redeemable if the Qualified IPO is not consummated on or before December 25, 2024.

Redemption price of Series Pre-A Preferred Shares — CDL shall be equal to the issuance price plus a simple non-compounded interest rate of 12.5% per annum less dividends paid to the holder.

The redemption price for each holder of the Series A and A+ Preferred Shares shall be equal to the higher of a) issuance price plus a simple non-compounded interest rate of 8% per annum less profit distributions actually paid to such holder, or b) the fair market price of the redeemed preferred shares as of the date of the redemption notice.

Accounting of the Preferred Shares

The Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets as they are redeemable at the holders’ option any time after a specified date and are contingently redeemable upon the occurrence of certain events outside of the Company’s control. The Preferred Shares were determined to be mezzanine equity with no embedded feature to be bifurcated and no beneficial conversion features to be recognized. The Preferred Shares are recorded initially at the respective fair value at the date of issuance, net of issuance costs. The Company did not incur material issuance cost for any Preferred Shares issued. During the year ended December 31, 2019, Series Pre-A Preferred Shares — Huazhu become no longer redeemable at the holder’s option and were reclassified to permanent equity.

The Company concluded that the Series A and A+ Preferred Shares are not currently redeemable but are probable of becoming redeemable based on passage of time. The Company accreted changes in the redemption value immediately as they occur and the carrying value of the Series A and A+ Preferred Shares is adjusted to equal what the redemption amount would be as if redemption were to occur at the end of the reporting date. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional paid-in-capital, by charges to accumulated deficit. The Company has evaluated the fair value of the convertible redeemable preferred shares with the assistance of an independent valuation firm.

The Company’s Preferred Shares activities for the years ended December 31, 2019 and 2020 are summarized below:

	Series Pre-A Preferred Shares – Huazhu		Series Pre-A Preferred Shares – CDL		Series A Preferred Shares		Series A+ Preferred Shares
	No. of Shares	Amount in RMB	No. of Shares	Amount in RMB	No. of Shares	Amount in RMB	No. of Shares	Amount in RMB
Balances at December 31, 2018	7,603,902	28,434	7,226,017	60,768	10,840,109	163,144		—
Issuance of convertible redeemable preferred shares	—	—	—	—	—	—	2,787,457	45,000
Series Pre-A preferred shares transferred to shareholders’ deficit	(7,603,902)	(28,434)	—	—	—	—	—-	—
Accretion of convertible redeemable preferred shares	—	—	—	—	—	12,000		2,433
Balances at December 31, 2019	—	—	7,226,017	60,768	10,840,109	175,144	2,787,457	47,433
Accretion of convertible redeemable preferred shares	—	—	—	—	—	12,033	—	3,610
Balances at December 31, 2020	—	—	7,226,017	60,768	10,840,109	187,177	2,787,457	51,043

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

12. COST OF REVENUE

Cost of revenue consists of the following:

	Year Ended December 31, 2019	Year Ended December 31, 2020
	RMB	RMB
Lease expenses	221,528	282,815
Less: lease incentives amortized	(7,600)	(22,405)
Renovation cost	28,819	58,896
Depreciation and amortization	33,536	52,475
Employee compensation and benefits	3,038	3,352
Other operating costs	47,569	64,780
Total	326,890	439,913

13. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, AgiiPlus Inc. is a tax-exempted company and is not subject to income tax.

BVI

The Company’s subsidiary, AgiiPlus Holdings Limited, is a tax-exempted company incorporated in the BVI and is not subject to income tax.

Hong Kong

The Company’s subsidiaries, AgiiPlus Group Limited, AgiiTech Limited and AgiiProp Limited, are incorporated in Hong Kong and are subject up to 16.5% progressive income tax on the taxable income generated from operations in Hong Kong.

Singapore

The Company’s subsidiaries, Distrii Singapore Pte. Ltd. and Distrii Technology Pte. Ltd., are incorporated in Singapore and are subject to Singapore corporate income taxes at the rate of 17% for the years ended December 31, 2019 and 2020.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, or the New EIT Law, combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

A subsidiary of the Company is certified as a High and New Technologies Enterprise, and a preferential rate of 15% is applied for 3 continuous years.

	Year Ended December 31, 2019	Year Ended December 31, 2020
	RMB	RMB
Current income tax expense	193	—
Deferred income tax expense	—	—
Total income tax expense	193	—

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

13. INCOME TAXES (cont.)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB
Deferred tax assets:
Provision for credit losses	191	262
Impairment loss on long-lived assets	5,931	8,058
Write-off of due from related parties	1,683	990
Lease adjustments	13,348	18,540
Revenue adjustments	3,610	12,915
Other temporary adjustments	1,947	2,655
Net operating loss carrying forwards	66,568	108,380
Total deferred tax assets	93,278	151,800
Less: valuation allowance	(93,278)	(151,800)
Deferred tax assets, net	—	—

The aggregate net operating loss (“NOL”) in 2019 was RMB269,400 deriving from entities in the PRC. The aggregate NOLs in 2020 was RMB433,507 deriving from entities in the PRC. The NOLs will start to expire from 2021 if they are not used. The cumulative net operating loss in the PRC can be carried forward for five to ten years, depending on high-tech company status, to offset future net profits for income tax purposes.

The Company has RMB8,236 and RMB13,832 cumulative net operating loss in Singapore to carry forward as of December 31, 2019 and 2020. The NOLs have an unlimited carry-forward period.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended December 31, 2019 and 2020. The Company did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Company has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payment within three years if the underpayment of taxes is resulted from the tax authority’s act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. Late payment surcharge will be assessed in such case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding RMB100 is specifically listed as a “special circumstance”). The statute of limitation for transfer pricing related issue is ten years. There is no statute of limitation in the case of tax evasion. Therefore, the Company is subject to examination by the PRC tax authorities based on the above.

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

13. INCOME TAXES (cont.)

The reconciliation of the effective tax rate and the statutory income tax rate applicable to the Company’s PRC operations is as follow:

	Year Ended December 31, 2019	Year Ended December 31, 2020
	RMB	RMB
PRC statutory income tax rate	25.00%	25.00%
Effect of additional R&D deduction	1.55%	0.95%
Effect of non-deductible expenses	(0.13)%	(0.11)%
Effect on preferential tax rate	(0.36)%	0.06%
Effect of income tax difference under different tax jurisdictions	(0.02)%	(0.21)%
Others	0.89%	(0.07)%
Change in valuation allowance	(27.06)%	(25.62)%
Effective income tax rate	(0.13)%	—

New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside of the PRC within the Company should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25% with the statute subject to the determination by PRC tax authorities.

If the Company were to be a non-resident for PRC tax purpose, dividends paid to it out of profits earned by PRC subsidiaries after January 1, 2008 would be subject to 10% withholding tax, if no tax treaty is applicable. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate may be reduced to 5%, if the investor holds at least 25% in the Foreign Invested Enterprise (“FIE”); or 10%, if the investor holds less than 25% in the FIE.

14. SHARE-BASED COMPENSATION

In January 2018, a share option scheme (the “2018 Share Option Scheme”) was set up by the Company for the primary purpose of providing incentives to qualified employees, officers, and directors. Under the share option scheme, the Company grants options to eligible employees to subscribe for shares in the Company through Ningbo Xiangbao Cooperation Zone Nayun Enterprise Management Consulting Partnership (Limited Partnership), a Limited Partnership that is set up by the Company as an employee shareholding platform. Under the 2018 Share Option Scheme, the Company granted 1,152,100 units of options for its ordinary shares with an exercise price of RMB3.74 per share. 50% of the options issued needs to be excised within three months after vested, and the remaining 50% needs to be exercised before the next round of share-based compensation scheme is launched. All options are vested upon issuance, as such, the share-based compensation expenses were fully recognized by the Company in 2018 as the fair value of the stock options granted using the binomial model with the assistance of an independent valuation firm. 576,050 units of the granted share option were exercised in 2018 with 576,050 shares of ordinary shares issued. The Company has not received the related exercised price and recorded subscriptions receivable of RMB2,154 as of December 31, 2019 and 2020.

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

14. SHARE-BASED COMPENSATION (cont.)

A summary of option activities during the years ended December 31, 2019 and 2020 is presented below:

	Number of Options	Weighted Average Exercise Price RMB	Weighted Average Grant Date Fair Value RMB	Weighted Average Remaining Contractual Term (Years)(i)
Options outstanding at January 1, 2019	576,050	3.74	5.70	2.6
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited/Cancelled/Expired	—	—	—	—
Options outstanding at December 31, 2019	576,050	3.74	5.70	1.6
Granted	—	—	—	—
Exercised	—	—		—
Forfeited/Cancelled/Expired	—	—	—	—
Options outstanding at December 31, 2020	576,050	3.74	5.70	0.6
Options vested and expected to vest as of December 31, 2020	576,050	3.74	5.70	0.6
Options exercisable as of December 31, 2020	576,050	3.74	5.70	0.6

____________

Note:

(i)      The remaining contractual term is estimated by the Company based on the launch date of the next round share-based compensation scheme, which was granted in August 2021, also see Note 18.

15. RELATED PARTY BALANCES AND TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. The Company had the following related parities:

a.      Executive officers or directors

b.      Entities that an executive officer or director could control or exercise significant influences over

c.      Principal shareholders

d.      Non-controlling shareholder that has significant influence over a subsidiary

e.      Entities under common control

f.       Entities that (c) or (d) could exercise significant influence over

g.      Entities under common control with (c) or (d)

h.      Entities that the Company could exercise significant influence over

i.       Shareholders of (h)

j.       Principal holders of preferred shares

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

15. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

I.       Balances:

The Company had the following related party balances:

Due from related parties

	Relationship	As of December 31, 2019	As of December 31, 2020
		RMB	RMB
Shanghai Jingli Investment Partnership (Limited Partnership)	c	1,326	1,326
Ningbo Xiangbao Cooperation Zone Nayun Enterprise Management Consulting Partnership (Limited Partnership)	b	15	21
Ningbo Xiangbao Cooperation Zone Nahe Enterprise Management Consulting Partnership (Limited Partnership)	b	15	21
Shanghai Jingheng Investment Co., Ltd.	b	6	6
Total		1,362	1,374

These receivables are unsecured, interest free and due on demand.

During the year ended December 31, 2019, the Company advanced RMB3,294 to its related parties, and received repayments in the amount of RMB1,402 from its related parties.

During the year ended December 31, 2020, the Company advanced RMB777 to its related parties, and received repayments in the amount of nil from its related parties.

During the years ended December 31, 2019 and 2020, the Company has written off RMB3,210 and RMB473 of amounts due from a related party, respectively.

Due to related parties, current and non-current

	Relationship	As of December 31, 2019	As of December 31, 2020
		RMB	RMB
Beijing Foreign Enterprise Investment Shanghai Co., Ltd.,	d	2,450	—
CDL Properties Ltd.	f	5,565	4,669
Total		8,015	4,669
Due to a related party, non-current	f	4,668	4,032
Due to related parties, current		3,347	637

The balance due to Beijing Foreign Enterprise Investment Shanghai Co., Ltd. is unsecured, interest free and due on demand.

The balance due to CDL Properties Ltd. is unsecured, interest free, repaid in installments with the full amount matures in April 2028. Repayments required within one year from December 31, 2019 and 2020 are included in the current portion of due to related parties.

During the year ended December 31, 2019, the Company received RMB2,450 from its related party, and repaid RMB466 to its related parties.

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

15. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

During the year ended December 31, 2020, the Company received nil from its related parties, and repaid RMB3,347 to its related parties.

Accounts receivable and contract assets — related parties, net

	Relationship	As of December 31, 2019	As of December 31, 2020
		RMB	RMB
Shanghai Demao Construction Engineering Co., Ltd.	d	4,387	2,618
CDL Properties Ltd.	f	156	253
Shanghai Yulan Real Estate Development Co., Ltd.	f	15	5,230
Shanghai Hansheng Enterprise Management Co., Ltd.	f	—	253
City Developments Limited	f	—	95
Less: Allowance of credit losses		(46)	(49)
Total		4,512	8,400

Prepaid expenses and other current assets — related parties

	Relationship	As of December 31, 2019	As of December 31, 2020
		RMB	RMB
Beijing Foreign Enterprise Shuangxin Property Management Co., Ltd.	g	71	46
Beijing Dehexingye Investment Management Co., Ltd.	i	17	—
Beijing Foreign Enterprise Human Resources Service Co., Ltd.	g	8	10
Beijing Foreign Enterprise Talent Network Technology Service Co., Ltd.	g	36	73
CDL Properties Ltd.	f	460	142
CDL Management Services Pte. Ltd.	f	28	—
Total		620	271

Lease incentives receivable — related parties, net

	Relationship	As of December 31, 2019	As of December 31, 2020
		RMB	RMB
Shanghai Demao Construction Engineering Co., Ltd.	d	372	372
Shanghai Hansheng Enterprise Management Co., Ltd.	f	118	118
Less: Allowance of credit losses		(8)	(9)
Total		482	481

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

15. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

Operating lease right-of-use assets — related parties, net

	Relationship	As of December 31, 2019	As of December 31, 2020
		RMB	RMB
Shanghai Zhaoliang Advertising Co., Ltd.	g	13,942	9,700
CDL Properties Ltd.	f	133,061	120,838
Shanghai Yulan Real Estate Development Co., Ltd.	f	—	50,893
Shanghai Hansheng Enterprise Management Co., Ltd.	f	42,503	39,815
Beijing Dehexingye Investment Management Co., Ltd.	i	141,110	123,052
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd.(i)	g	66,612	49,574
Beijing Foreign Enterprise International Business Service Co., Ltd	g	9,376	—
Beijing Xindi Real Estate Development Co., Ltd.	g	76,723	—
Total		483,327	393,872

____________

Notes:

(i)      Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd. are the subsidiaries of Jingrui Real Estate (Group) Co., Ltd., which is a shareholder of the Company. The lessor of the lease changed from Beijing Zhongguanxinyuan Enterprise Management Co., Ltd. and Beijing Zhongguanyayuan Enterprise Management Co., Ltd. to Beijing Jingsheng Hotel Management Co., Ltd. in November 2020.

Rental deposits — related parties

	Relationship	As of December 31, 2019	As of December 31, 2020
		RMB	RMB
Shanghai Zhaoliang Advertising Co., Ltd.	g	1,294	1,294
CDL Properties Ltd.	f	2,587	2,466
Shanghai Hansheng Enterprise Management Co., Ltd.	f	1,716	1,716
Beijing Dehexingye Investment Management Co., Ltd.	i	5,240	4,840
Beijing Xindi Real Estate Development Co., Ltd.	g	1,058	1,058
Beijing Foreign Enterprise Shuangxin Property Management Co., Ltd.	g	176	176
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd.	g	939	—
Beijing Zhongguanyayuan Enterprise Management Co., Ltd.	g	939	—
Beijing Jingsheng Hotel Management Co., Ltd.	g	—	1,878
Beijing Foreign Enterprise International Business Service Co., Ltd	g	740	740
Total		14,689	14,168

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

15. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

Convertible debts — related parties

	Relationship	As of December 31, 2019	As of December 31, 2020
		RMB	RMB
CITY CONNECTED COMMUNITIES PTE. LTD	j	50,000	50,000
Suzhou Helan Investment Partnership (Limited Partnership)	j	7,000	7,000
Total		57,000	57,000

The Company has entered into two convertible debts with its related parties, CITY CONNECTED COMMUNITIES PTE. LTD and Suzhou Helan Investment Partnership (Limited Partnership), respectively. See Note 10 for details.

Borrowings — guarantee

The Company entered into a one-year loan agreement to obtain a loan of RMB2,000 with Postal Savings Bank of China in 2020, with annual interest rate of 5.50%. A principal shareholder, Shanghai Jingli Investment Partnership (Limited Partnership) provides guarantee for the loan.

Accounts payable — related parties

	Relationship	As of December 31, 2019	As of December 31, 2020
		RMB	RMB
Shanghai Demao Construction Engineering Co., Ltd.	d	841	2,144
Beijing Foreign Enterprise Shuangxin Property Management Co., Ltd.	g	—	392
Beijing Foreign Enterprise Investment Shanghai Co., Ltd.	d	—	110
Beijing Foreign Enterprise Talent Network Technology Service Co., Ltd.	g	—	37
Beijing Xindi Real Estate Development Co., Ltd.	g	—	7,547
Beijing Foreign Enterprise International Business Service Co., Ltd	g	—	595
Total		841	10,825

Contract liabilities — related parties

	Relationship	As of December 31, 2019	As of December 31, 2020
		RMB	RMB
CDL Properties Ltd.	f	613	202
Beijing Foreign Enterprise Deke Human Resources Service Shanghai Co., Ltd.	g	17	23
City Developments Limited	f	—	78
Beijing Foreign Enterprise Marketing Consultation Co., Ltd.	g	280	77
Total		910	380

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

15. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

Accrued expenses and other current liabilities — related parties

	Relationship	As of December 31, 2019	As of December 31, 2020
		RMB	RMB
CDL Properties Ltd.	f	31	—
CITY CONNECTED COMMUNITIES PTE. LTD	j	—	2,349
Suzhou Helan Investment Partnership (Limited Partnership)	j	—	19
Beijing Jialong Banban Technology Development Co., Ltd.	h	4	—
Total		35	2,368

Rental retainer from tenants — related party, current

	Relationship	As of December 31, 2019	As of December 31, 2020
		RMB	RMB
City Developments Limited	f	8	4
Total		8	4

Rental retainer from tenants — related party, non-current

	Relationship	As of December 31, 2019	As of December 31, 2020
		RMB	RMB
Beijing Foreign Enterprise Marketing Consultation Co., Ltd.	g	439	442
Total		439	442

Operating lease liabilities — related parties, current

	Relationship	As of December 31, 2019	As of December 31, 2020
		RMB	RMB
Shanghai Zhaoliang Advertising Co., Ltd.	g	3,769	11,576
Shanghai Hansheng Enterprise Management Co., Ltd.	f	7,617	9,632
Shanghai Yulan Real Estate Development Co., Ltd.	f	—	6,215
Beijing Dehexingye Investment Management Co., Ltd.	i	21,403	24,693
Beijing Xindi Real Estate Development Co., Ltd.	g	14,873	—
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd.(i)	g	18,164	27,380
Beijing Foreign Enterprise International Business Service Co., Ltd	g	5,170	—
CDL Properties Ltd.	f	21,240	30,247
Total		92,236	109,743

____________

Notes:

(i)      Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd. are subsidiaries of Jingrui Real Estate (Group) Co., Ltd., which is a shareholder of the Company. The lessor of the lease changed from Beijing Zhongguanxinyuan Enterprise Management Co., Ltd. and Beijing Zhongguanyayuan Enterprise Management Co., Ltd. to Beijing Jingsheng Hotel Management Co., Ltd. in November 2020.

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

15. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

Operating lease liabilities — related parties, non-current

	Relationship	As of December 31, 2019	As of December 31, 2020
		RMB	RMB
Shanghai Zhaoliang Advertising Co., Ltd.	g	18,361	8,015
Shanghai Hansheng Enterprise Management Co., Ltd.	f	58,049	54,354
Shanghai Yulan Real Estate Development Co., Ltd.	f	—	62,525
Beijing Dehexingye Investment Management Co., Ltd.	i	123,401	106,972
Beijing Xindi Real Estate Development Co., Ltd.	g	67,456	—
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd.(i)	g	46,590	29,286
Beijing Foreign Enterprise International Business Service Co., Ltd	g	4,230	—
CDL Properties Ltd.	f	119,993	106,789
Total		438,080	367,941

____________

Notes:

(i)      Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd. are subsidiaries of Jingrui Real Estate (Group) Co., Ltd., which is a shareholder of the Company. The lessor of the lease changed from Beijing Zhongguanxinyuan Enterprise Management Co., Ltd. and Beijing Zhongguanyayuan Enterprise Management Co., Ltd. to Beijing Jingsheng Hotel Management Co., Ltd. in November 2020.

II.     Transactions:

Workspace leasing & operation revenue — related parties

	Relationship	Year Ended December 31, 2019	Year Ended December 31, 2020
		RMB	RMB
Shanghai Yulan Real Estate Development Co., Ltd.	f	14	69
Beijing Foreign Enterprise Marketing Consultation Co., Ltd.	g	1,641	1,683
Beijing Foreign Enterprise Deke Human Resources Service Shanghai Co., Ltd.	g	255	300
Total		1,910	2,052

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

15. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

Renovation & smart building technology revenue — related parties

	Relationship	Year Ended December 31, 2019	Year Ended December 31, 2020
		RMB	RMB
Shanghai Demao Construction Engineering Co., Ltd.	d	14,317	14,760
Shanghai Yulan Real Estate Development Co., Ltd.	f	—	17,433
Beijing Foreign Enterprise Deke Human Resources Service Shanghai Co., Ltd.	g	68	58
CDL Properties Ltd.	f	3,367	2,734
CDL Management Services Pte. Ltd.	f	274	202
City Developments Limited	f	327	25
Shanghai Hansheng Enterprise Management Co., Ltd.	f	—	516
Beijing Foreign Enterprise Deke Human Resources Service Shanxi Co., Ltd.	g	1	—
Beijing Jialong Banban Technology Development Co., Ltd.	h	878	—
Total		19,232	35,728

Brokerage & enterprise service revenue — related parties

	Relationship	Year Ended December 31, 2019	Year Ended December 31, 2020
		RMB	RMB
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd.	g	253	—
Beijing Zhongguanyayuan Enterprise Management Co., Ltd.	g	253	—
Beijing Foreign Enterprise Deke Human Resources Service Shanghai Co., Ltd.	g	2	—
CDL Properties Ltd.	f	84	2
Beijing Foreign Enterprise International Business Service Co., Ltd	g	94	—
Shanghai Hefu Investment Management Co., Ltd.	g	1	—
Shanghai Yulan Real Estate Development Co., Ltd.	f	—	223
City Developments Limited	f	73	9
Shanghai Hansheng Enterprise Management Co., Ltd.	f	158	—
Beijing Jialong Banban Technology Development Co., Ltd.	h	1	8
Total		919	242

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

15. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

Workspace leasing & operation cost — related parties

	Relationship	Year Ended December 31, 2019	Year Ended December 31, 2020
		RMB	RMB
Shanghai Demao Construction Engineering Co., Ltd.	d	31	—
Shanghai Zhaoliang Advertising Co., Ltd.	g	5,542	5,034
Shanghai Yulan Real Estate Development Co., Ltd.	f	—	4,712
Beijing Dehexingye Investment Management Co., Ltd.	i	28,658	27,993
Beijing Xindi Real Estate Development Co., Ltd.	g	13,233	7,745
Shanghai Hasheng Enterprise Management Co., Ltd.	f	7,433	5,773
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd.(i)	g	20,756	19,626
Beijing Foreign Enterprise International Business Service Co., Ltd	g	2,139	4,581
Beijing Foreign Enterprise Shuangxin Property Management Co., Ltd.	g	2,392	2,355
Beijing Foreign Enterprise Chenguang Labor Service Co., Ltd.	g	173	58
CDL Properties Ltd.	f	22,200	25,409
Total		102,557	103,286

____________

Notes:

(i)      Beijing Zhongguanxinyuan Enterprise Management Co., Ltd., Beijing Zhongguanyayuan Enterprise Management Co., Ltd. and Beijing Jingsheng Hotel Management Co., Ltd. are subsidiaries of Jingrui Real Estate (Group) Co., Ltd., which is a shareholder of the Company. The lessor of the lease changed from Beijing Zhongguanxinyuan Enterprise Management Co., Ltd. and Beijing Zhongguanyayuan Enterprise Management Co., Ltd. to Beijing Jingsheng Hotel Management Co., Ltd. in November 2020.

Renovation & smart building technology cost — related party

	Relationship	Year Ended December 31, 2019	Year Ended December 31, 2020
		RMB	RMB
Shanghai Demao Construction Engineering Co., Ltd.	d	208	—

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

15. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

Brokerage & enterprise service cost — related parties

	Relationship	Year Ended December 31, 2019	Year Ended December 31, 2020
		RMB	RMB
Shanghai Demao Construction Engineering Co., Ltd.	d	42	—
Shanghai Yulan Real Estate Development Co., Ltd.	f	—	9
Beijing Dehexingye Investment Management Co., Ltd.	i	183	183
Shanghai Hansheng Enterprise Management Co., Ltd.	f	2	14
Beijing Zhongguanxinyuan Enterprise Management Co., Ltd.	g	72	72
Beijing Zhongguanyayuan Enterprise Management Co., Ltd.	g	36	36
Beijing Foreign Enterprise International Business Service Co., Ltd	g	124	—
Beijing Foreign Enterprise Shuangxin Property Management Co., Ltd.	g	—	1
Beijing Foreign Enterprise Talent Network Technology Service Co., Ltd.	g	147	147
CDL Properties Ltd.	f	552	306
Total		1,158	768

Purchase of property and equipment — related party

	Relationship	Year Ended December 31, 2019	Year Ended December 31, 2020
		RMB	RMB
Shanghai Demao Construction Engineering Co., Ltd.	d	3,978	6,645

16. COMMITMENTS AND CONTINGENCIES

Legal contingencies

In normal business operations, the Company may be involved in legal proceedings filed by its employees, lessors, customers, and service providers against the Company related to disputes on lease and other service agreements. The management makes estimates of the related losses and accrues loss contingencies that are both probable and reasonably estimable in the consolidated financial statements.

In March 2021, Shanghai Distrii filed a complaint against a lessor for losses related to the lessor’s early termination of lease contract after Shanghai Distrii delayed rental payment. The losses cover rental deposit, leasehold improvement expenditures, compensation for contract breach and lawyer expense, for an aggregate amount of RMB33,496. In April 2021, the lessor filed a counter complaint against Shanghai Distrii for unpaid rental fee, management fee, facility fee, free-rent period compensation, in an aggregate amount of RMB46,427, as a result of delayed rental payment and lease contract termination. As of the date of this financial statements, the court has not made any decision. Based on management’s estimate of the outcome and related likelihood, the Company has recognized RMB7,070 which is presented as impairment loss on long-lived assets during the year ended December 31, 2020 in relation to the lease termination.

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

17. RESTRICTED NET ASSETS

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Company’s subsidiaries, consolidated VIE and VIE’s subsidiaries incorporated in the PRC (“PRC entities”), the Company is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is not available for dividend distribution. The Company’s PRC entities are required to allocate 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Company’s PRC entities’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to nil and nil as of December 31, 2019 and 2020, respectively. The Company has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the paid-in capital of the Company’s PRC entities of RMB299,000 and RMB299,000 as of December 31, 2019 and 2020, respectively, was considered restricted due to restrictions on the distribution of share capital.

18. SUBSEQUENT EVENTS

The Company evaluated subsequent events from December 31, 2020 through October 15, 2021, which is the date the consolidated financial statements are available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements other than as disclosed below.

In January 2021, Shanghai Quanban Zhizao Property Development Co., Ltd. (“Shanghai Quanban”), one of the Company’s subsidiaries, entered into a one-year line of credit agreement for approximately RMB10,000 with Bank of Communications. As of the date of this financial statements, Shanghai Quanban has borrowed RMB10,000 under this line of credit with an annual interest of 4.00% due in January 2022. Shanghai Distrii provides guarantee for this loan.

In April 2021, Shanghai Zhengji Information Technology Co., Ltd. (“Shanghai Zhengji”), one of the Company’s subsidiaries, entered into a one-year loan agreement for RMB2,000 with Bank of Shanghai with an annual interest of 5.22%, guaranteed by Shanghai Distrii and Shanghai Quanban. The loan is due in April 2022.

In April 2021, Shanghai Quanban and Shanghai Zhengji entered into a one-year line of credit agreement for approximately RMB15,000 with China Merchants Bank. As of the date of this financial statements, RMB15,000 was unused and available under this line of credit.

In August 2021, the RMB50,000 convertible debt held by CITY CONNECTED COMMUNITIES PTE. LTD and the RMB7,000 convertible debt held by Suzhou Helan Investment Center Partnership (Limited Partnership) have been converted into 3,097,893 and 433,705 Series A+ preferred shares of the Company, respectively, at a conversion price of RMB16.14 per share.

In August 2021, 290,700 units of share options issued under the 2018 Share Option Scheme were exercised by the holders of these options, and the remaining unexercised options were expired as the Company issued a new round of share-based compensation scheme. Under the new share-based compensation scheme, the Company granted 2,452,381 ordinary shares with a price of RMB3.74 per share to qualified employees, officers, and directors. The Company collected subscriptions receivable, exercise price of the share options under the 2018 Share Option Scheme exercised in August 2021 and issuance price of the 2,452,381 ordinary shares granted in a total amount of RMB12,162 in August 2021.

In August 2021, Shanghai Distrii entered into a three-year line of credit agreement with a third party for an aggregate amount of RMB50,000 with an annual interest of 8%. Upon draw-down, each loan will be repayable in two years. As of the date of this financial statements, no amount has been borrowed under this credit line.

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

18. SUBSEQUENT EVENTS (cont.)

In August 2021, Shanghai Distrii entered into an equity transfer agreement with a noncontrolling shareholder to purchase additional 10% of equity interest in Shanghai Quanban, a subsidiary in which it currently holds a 68% equity interest, for no consideration as the noncontrolling shareholder has not yet contributed any capital into Shanghai Quanban.

19. PARENT ONLY FINANCIAL STATEMENTS

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries, VIE and VIE’s subsidiaries. For the parent company, the Company records its investments in subsidiaries, VIE and VIE’s subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries, VIE and VIE’s subsidiaries” and the subsidiaries profit as “Loss from investment in subsidiaries, VIE and VIE’s subsidiaries” on the Condensed Statements of Operations and Comprehensive Loss.

CONDENSED BALANCE SHEETS

(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD (Note 2)

ASSETS (LIABILITIES)
Investments in subsidiaries, VIE and VIE’s subsidiaries	(67,851)	(293,709)	(45,489)
TOTAL ASSET(LIABILITIES)	(67,851)	(293,709)	(45,489)

MEZZANINE EQUITY
Series Pre-A convertible redeemable preferred shares (US$0.0001 par value, 7,226,017 shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	60,768	60,768	9,412
Series A convertible redeemable preferred shares (US$0.0001 par value, 10,840,109 shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	175,144	187,177	28,990
Series A+ convertible redeemable preferred shares (US$0.0001 par value, 6,319,055 shares authorized, 2,787,547 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	47,433	51,043	7,906
TOTAL MEZZANINE EQUITY	283,345	298,988	46,308

SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.0001 par value, 468,010,917 shares authorized, 15,014,424 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	10	10	2
Series Pre-A convertible preferred shares (US$0.0001 par value, 7,603,902 shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	5	5	1
Subscriptions receivable	(2,154)	(2,154)	(334)
Additional paid-in capital	13,263	—	—
Accumulated deficit	(362,601)	(590,980)	(91,531)

AGIIPLUS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data, or otherwise noted)

19. PARENT ONLY FINANCIAL STATEMENTS (cont.)

CONDENSED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2019	2020	2020
	RMB	RMB	USD (Note 2)
Accumulated other comprehensive income	281	422	65
TOTAL SHAREHOLDERS’ DEFICIT	(351,196)	(592,697)	(91,797)
TOTAL MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	(67,851)	(293,709)	(45,489)
Loss from investment in subsidiaries, VIE and VIE’s subsidiaries	(146,133)	(224,520)	(34,775)
Net loss	(146,133)	(224,520)	(34,775)
Accretion on convertible redeemable preferred shares to redemption value	(14,433)	(15,643)	(2,423)
Net loss attributable to ordinary shareholders of AgiiPlus Inc.	(160,566)	(240,163)	(37,198)

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2019	2020	2020
	RMB	RMB	USD (Note 2)
Net loss	(146,133)	(224,520)	(34,775)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	(61)	141	22
Comprehensive loss	(146,194)	(224,379)	(34,753)
Accretion on convertible redeemable preferred shares to redemption value	(14,433)	(15,643)	(2,423)
Comprehensive loss attributable to ordinary shareholders of AgiiPlus Inc.	(160,627)	(240,022)	(37,176)

CONDENSED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2019	2020	2020
	RMB	RMB	USD (Note 2)
Cash flows from operating activities:
Net loss	(146,133)	(224,520)	(34,775)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss from investment in subsidiaries, VIE and VIE’s subsidiaries	146,133	224,520	34,775
Net cash used in operating activities	—	—	—
Cash and cash equivalents – beginning of the year	—	—	—
Cash and cash equivalents – end of the year	—	—	—

Annex A

AGREEMENT AND PLAN OF MERGER

dated

September 30, 2021

by and among

AgiiPlus Inc., a Cayman Islands exempted company (the “Company”),

Certain shareholders of the Company (the “Principal Shareholders”),

Jing Hu (“Shareholders’ Representative”),

Goldenbridge Acquisition Limited, a British Virgin Islands business company (the “Parent”),

AgiiPlus Global Inc., a Cayman Islands exempted company (the “Purchaser”), and

AgiiPlus Corporation Inc., a Cayman Islands exempted company (the “Merger Sub”).

		Annex A Page No.
ARTICLE I DEFINITIONS		2

ARTICLE II REINCORPORATION MERGER		9
2.1	Reincorporation Merger	9
2.2	Reincorporation Effective Time	9
2.3	Effect of the Reincorporation Merger	10
2.4	Memorandum and Articles of Association	10
2.5	Directors and Officers of the Reincorporation Surviving Corporation	10
2.6	Effect on Issued Securities of Parent	10
2.7	Surrender of Securities	12
2.8	Lost Stolen or Destroyed Certificates	12
2.9	Section 368 Reorganization	13
2.10	Taking of Necessary Action; Further Action	13
2.11	Agreement of Fair Value	13

ARTICLE III ACQUISITION MERGER		13
3.1	Acquisition Merger	13
3.2	Closing; Effective Time	14
3.3	Directors of the Surviving Corporation	14
3.4	Effect of the Merger	14
3.5	Memorandum and Articles of Association of the Surviving Corporation	14
3.6	Taking of Necessary Action; Further Action	14
3.7	Section 368 Reorganization	15
3.8	Secured Creditors	15
3.9	Support Agreements	15

ARTICLE IV CONSIDERATION		15
4.1	Cancellation and Conversion of Capital	15
4.2	Payment of Merger Consideration	17

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE COMPANY		18
5.1	Corporate Existence and Power	18
5.2	Authorization	18
5.3	Governmental Authorization	19
5.4	Non-Contravention	19
5.5	Capital Structure	19
5.6	Charter Documents	20
5.7	Corporate Records	20
5.8	Assumed Names	20
5.9	Subsidiaries and Controlled Entities	21
5.10	Consents	22
5.11	Financial Statements	22
5.12	Books and Records	23
5.13	Absence of Certain Changes	24
5.14	Properties; Title to the Company Group’s Assets	26
5.15	Litigation	26
5.16	Contracts	26
5.17	Licenses and Permits	28
5.18	Compliance with Laws	29
5.19	Intellectual Property	29

Annex A-i

		Annex A Page No.
5.20	Customers and Suppliers	30
5.21	Accounts Receivable and Payable; Loans	30
5.22	Pre-payments	31
5.23	Employees	31
5.24	Employment Matters	31
5.25	Withholding	32
5.26	Real Property	32
5.27	Accounts	33
5.28	Tax Matters	33
5.29	Environmental Laws	33
5.30	Finders’ Fees	34
5.31	Powers of Attorney and Suretyships	34
5.32	Directors and Officers	34
5.33	Other Information	34
5.34	Certain Business Practices	34
5.35	Money Laundering Laws	34
5.36	Not an Investment Company	34

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF PURCHASER PARTIES		35
6.1	Corporate Existence and Power	35
6.2	Corporate Authorization	35
6.3	Governmental Authorization	35
6.4	Non-Contravention	35
6.5	Finders’ Fees	35
6.6	Issuance of Shares	36
6.7	Capitalization	36
6.8	Information Supplied	37
6.9	Trust Fund	38
6.10	Listing	38
6.11	Board Approval	38
6.12	Parent SEC Documents and Financial Statements	38
6.13	Litigation	39
6.14	Compliance with Laws	39
6.15	Money Laundering Laws	39
6.16	OFAC	39
6.17	Not an Investment Company	40
6.18	Tax Matters.	40
6.19	Contracts	40
6.20	No Alternative Transactions	40

ARTICLE VII COVENANTS OF THE COMPANY GROUP AND THE PURCHASER PARTIES PENDING CLOSING		41
7.1	Conduct of the Business	41
7.2	Access to Information	43
7.3	Notices of Certain Events	44
7.4	SEC Filings	44
7.5	Financial Information	45
7.6	Trust Account	45
7.7	Directors’ and Officers’ Indemnification and Insurance	46
Annex A-ii

		Annex A Page No.
ARTICLE VIII COVENANTS OF THE COMPANY GROUP		47
8.1	Reporting and Compliance with Laws	47
8.2	Reasonable Best Efforts to Obtain Consents	47
8.3	Annual and Interim Financial Statements	47
8.4	Key Employees of the Company	47
8.5	Sale of Insider Shares	47
8.6	Company Shareholders Lock-Up Agreement	47
8.7	Parent Initial Shareholders Lock-up Agreement	47

ARTICLE IX COVENANTS OF ALL PARTIES HERETO		48
9.1	Reasonable Best Efforts; Further Assurances	48
9.2	Tax Matters	48
9.3	Settlement of the Purchaser Parties’ Transaction Costs	48
9.4	Compliance with SPAC Agreements	48
9.5	Registration Statement	49
9.6	Registration Rights of the Shareholders	50
9.7	Confidentiality	51
9.8	Equity Financing	51
9.9	Registration Rights of the Initial Shareholders	51

ARTICLE X CONDITIONS TO CLOSING		52
10.1	Conditions to the Obligations of Each Party to Effect the Merger	52
10.2	Additional Conditions to Obligations of the Purchaser Parties	53
10.3	Additional Conditions to Obligations of the Company	54

ARTICLE XI INDEMNIFICATION		55
11.1	Indemnification of the Purchaser	55
11.2	Procedure	55
11.3	Escrow of Escrow Shares by Shareholders	57
11.4	Payment of Indemnification	57
11.5	Insurance	57
11.6	Survival of Indemnification Rights	57
11.7	Sole and Exclusive Remedy	57

ARTICLE XII DISPUTE RESOLUTION		58
12.1	Arbitration	58
12.2	Waiver of Jury Trial; Exemplary Damages	59

ARTICLE XIII TERMINATION		60
13.1	Termination Without Default	60
13.2	Termination Upon Default	60
13.3	Survival	60

ARTICLE XIV MISCELLANEOUS		61
14.1	Notices	61
14.2	Amendments; No Waivers; Remedies	62
14.3	Arm’s Length Bargaining; No Presumption Against Drafter	62
14.4	Publicity	62
14.5	Expenses	63
14.6	No Assignment or Delegation	63
14.7	Governing Law	63
14.8	Counterparts; Facsimile Signatures	63

Annex A-iii

		Annex A Page No.
14.9	Entire Agreement	63
14.10	Severability	63
14.11	Construction of Certain Terms and References; Captions	64
14.12	Further Assurances	64
14.13	Third Party Beneficiaries	64
14.14	Waiver	65
14.15	Shareholders’ Representative	65

EXHIBIT A	Form of Escrow Agreement
EXHIBIT B	Form of Proposed Amended and Restated Memorandum and Articles of Association of Reincorporation Surviving Corporation
EXHIBIT C-1	Forms of Company Shareholders Lock-up Agreements
EXHIBIT C-2	Forms of Parent Initial Shareholders Lock-up Agreements
EXHIBIT D	Insider Share Purchase Agreement
SCHEDULE I	Company Disclosure Letter
SCHEDULE II	Parent Disclosure Letter

Annex A-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of September 30, 2021 (the “Signing Date”), by and among AgiiPlus Inc., a Cayman Islands exempted company (the “Company”), J.distrii Holdings Limited and Jing Hu (each, a “Principal Shareholder” and collectively the “Principal Shareholders”), Jing Hu, an individual, as the representative of the Shareholders (the “Shareholders’ Representative”), Goldenbridge Acquisition Limited, a British Virgin Islands business company (the “Parent”), AgiiPlus Global Inc., a Cayman Islands exempted company and wholly-owned subsidiary of the Parent (the “Purchaser”), and AgiiPlus Corporation Inc., a Cayman Islands exempted company and wholly-owned subsidiary of the Purchaser (the “Merger Sub”).

W I T N E S E T H :

A. The Company, through its wholly owned and controlled subsidiaries, is in the business of providing integrated online and offline agile working solutions with global visions(the “Business”);

B. The Company is a holding company for AgiiPlus Holdings Limited, a private company duly incorporated and validly existing under the Laws of the British Virgin Islands (the “BVI Company”), and it in turn owns (i) 100% of the issued and outstanding equity interest in AgiiPlus Group Limited, which is a private company duly incorporated and validly existing under the Laws of Hong Kong (the “HK Subsidiary 1”); (ii) 100% of the issued and outstanding equity interest in AgiiProp Limited, which is a private company duly incorporated and validly existing under the Laws of Hong Kong (the “HK Subsidiary 2”); and (iii) 100% of the issued and outstanding equity interest in AgiiTech Limited, which is also a private company duly incorporated and validly existing under the Laws of Hong Kong (the “HK Subsidiary 3”);

C. HK Subsidiary 1 directly owns 100% of the issued and outstanding equity interest in Shanghai Distrii Technology Development Co., Ltd. (上海办伴科技发展有限公司) (the “Distrii Tech”) and directly owns a few other operating companies under the laws of People’s Republic of China (“PRC”);

D. HK Subsidiary 2 directly owns 100% of the issued and outstanding equity interest in Shanghai Tangtangjia Zhizao Property Development Co., Ltd. (上海堂堂加智造物业开发有限公司) (the “Tangtangjia Property”) and directly owns a few other operating companies under the PRC laws;

E. HK Subsidiary 3 directly owns 100% of the issued and outstanding equity interest in Shanghai Tangtangjia Business Consulting Co., Ltd. (上海堂堂加商务咨询有限公司) (the “Tangtangjia Consulting”) and indirectly owns a few other operating companies under the PRC laws) through a series variable interest entity contracts;

F. Parent is a blank check company formed for the sole purpose of entering into a share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities;

G. The Purchaser is a wholly-owned subsidiary of Parent and was formed for the sole purpose of the merger of Parent with and into Purchaser, in which Purchaser will be the Reincorporation Surviving Corporation (as defined below) (the “Reincorporation Merger”);

H. One Business Day after the Reincorporation Effective Time (as defined below), the parties hereto desire that the Merger Sub shall merge with and into the Company, upon the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the Cayman Islands Companies Act (2021 Revision) (the “Cayman Law”) (the “Acquisition Merger”);

I. For United States federal income tax purposes, the parties intend that each of the Reincorporation Merger and the Acquisition Merger will qualify as a “reorganization” within the meaning of Section 368 of the Code, and the Treasury Regulations promulgated thereunder, and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a).

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J. Prior to the execution and delivery of this Agreement by the parties hereto, holders of approximately 51% of the Company’s Ordinary Shares have entered into support agreements, pursuant to which each such holder agrees to vote in favor of the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties accordingly agree as follows:

ARTICLE I
DEFINITIONS

The following terms, as used herein, have the following meanings:

1.1 “Action” means any legal action, suit, claim, investigation, hearing or proceeding, including any audit, claim or assessment for Taxes or otherwise.

1.2 “Additional Agreements” means the Escrow Agreement, Lock-up Agreements and Insider Share Purchase Agreement, Shareholders Registration Rights Agreement and Initial Shareholders Registration Rights Agreement.

1.3 “Advisory Fees” means the compensation being paid to Maxim as agreed pursuant to an agreement between Maxim and the Parent on March 17, 2021, as amended on September 24, , 2021.

1.4 “Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For avoidance of any doubt, (a) with respect to all periods prior to the Closing and subsequent to the Closing, each Principal Shareholder is an Affiliate of the Company, and (b) with respect to all periods subsequent to the Closing, Purchaser is an Affiliate of the Company.

1.5 “Authority” means any governmental, regulatory or administrative body, agency or authority, any court or judicial authority, any arbitrator, any relevant stock exchange, or any public, private or industry regulatory authority, whether international, national, Federal, state, or local.

1.6 “Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or used by a Person or in which a Person’s assets, the business or its transactions are otherwise reflected, other than stock books and minute books.

1.7 “Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, the Cayman Islands, British Virgin Islands or PRC are authorized to close for business.

1.8 “Closing Payment Shares” means such number of Purchaser Ordinary Shares equal to $500,000,000, divided by $10.00, less the number of Purchaser Class A Ordinary Shares issuable pursuant to Assumed Options.

1.9 “Code” means the Internal Revenue Code of 1986, as amended.

1.10 “Company Options” means the options to purchase Company Shares that were granted pursuant to the Company Plan.

1.11 “Company Plan” means Share Incentive Plan of AgiiPlus Inc., as amended from time to time.

1.12 “Company Shares” means the ordinary shares, par value $0.0001 per share, of the Company.

1.13 “Company Share Rights” means all options, warrants, rights, or other securities (including debt instruments) to purchase, convert or exchange into Company Shares.

Annex A-2

1.14 “Contracts” means the Leases and all contracts, agreements, leases (including equipment leases, car leases and capital leases), licenses, commitments, client contracts, statements of work (SOWs), sales and purchase orders and similar instruments, oral or written, to which the Company and/or any of its Subsidiary is a party or by which any of its respective assets are bound, including any entered into by the Company and/or any of its Subsidiary in compliance with Section 7.1 after the Signing Date and prior to the Closing.

1.15 “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise; and the terms “Controlled” and “Controlling” shall have the meaning correlative to the foregoing.

1.16 “Demand Notice” has the meaning set forth in Section 9.6(a) hereof.

1.17 “Deferred Underwriting Amount” means the portion of the underwriting discounts and commissions held in the Trust Account, which the underwriters of the IPO are entitled to receive upon the Closing in accordance with the Investment Management Trust Agreement.

1.18 “Environmental Laws” means all applicable Laws that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.

1.19 “Escrow Agreement” means the agreement in the form attached as Exhibit A hereto among the Shareholders’ Representative, the Escrow Agent, and the Purchaser with respect to the Escrow Shares.

1.20 “Escrow Agent” means Loeb & Loeb LLP.

1.21 “Escrow Shares” means Purchaser Ordinary Shares representing 1,000,000 shares of the Closing Payment Shares.

1.22 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

1.23 “Exchange Ratio” means 52,000,000 divided by the total number of Company Shares issued and outstanding immediately prior to the Effective Time (including any Company Shares issuable pursuant to Company Options).

1.24 “Fraud Claim” means any claim based solely upon fraud, willful misconduct or intentional misrepresentation as determined by a a final court order or judgment by a court of competent jurisdiction, to which all rights of appeal have either lapsed or been exhausted it being understood that a breach of warranty or a covenant shall not, by itself, be deemed to be fraud.

1.25 “Hazardous Material” means any material, emission, chemical, substance or waste that has been designated by any governmental Authority to be radioactive, toxic, hazardous, a pollutant or a contaminant.

1.26 “Hazardous Material Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

1.27 “IPO” means the initial public offering of Parent pursuant to a prospectus dated March 1, 2021.

1.28 “Indebtedness” means with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements) including with respect thereto, all interests, fees and costs and prepayment and other penalties, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price

Annex A-3

of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under U.S. GAAP (as defined below), (g) all guarantees by such Person and (h) any agreement to incur any of the same.

1.29 “Initial Shareholders” means all of the Parent’s shareholders immediately prior to March 1, 2021, including all of its officers and directors to the extent they hold such share.

1.30 “Intellectual Property Right” means any trademark, service mark, registration thereof or application for registration therefor, trade name, license, domain names, invention, patent, patent application, trade secret, trade dress, know-how, copyright, copyrightable materials, copyright registration, application for copyright registration, software programs, data bases, u.r.l.s., and any other type of proprietary intellectual property right, and all embodiments and fixations thereof and related documentation, registrations and franchises and all additions, improvements and accessions thereto, and with respect to each of the forgoing items in this definition, which is owned or licensed or filed by the Company, or used or held for use in the Business, whether registered or unregistered or domestic or foreign.

1.31 “Inventory” has the meaning set forth in the UCC.

1.32 “Investment Management Trust Agreement” means the investment management trust agreement made as of March 1, 2021 by and between the Parent and Continental.

1.33 “Law” means any domestic or foreign, federal, state, municipality or local law, statute, ordinance, code, principle of common law, act, treaty or order of general applicability of any applicable Authority, including rule or regulation promulgated thereunder.

1.34 “Leases” means the leases set forth on Schedule 1.34 attached hereto, together with all fixtures and improvements erected on the premises leased thereby.

1.35 “Liabilities” means any and all liabilities, Indebtedness, claims, or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including Tax Liabilities due or to become due.

1.36 “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

1.37 “Company Shareholders Lock-up Agreement” means the agreements in the forms attached as Exhibit C-1 or agreement(s) substantially equivalent thereto mutually agreed by the Purchaser Parties and the Company, dated as of the Closing Date hereof entered into by and between the persons listed on Schedule 1.37 and the Purchaser.

1.38 “Material Adverse Effect” or “Material Adverse Change” means a material adverse change or a material adverse effect upon on the assets, liabilities, condition (financial or otherwise), prospects, net worth, management, earnings, cash flows, business, operations or properties of the Company and the Business, taken as a whole, whether or not arising from transactions in the ordinary course of business, which would prevent the Company from operating its Business in the same manner as on the date of this Agreement and on the Closing Date, provided, however, that “Material Adverse Effect” or “Material Adverse Change” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, and any pandemic, epidemics or human health crises, including COVID-19; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the Purchaser Parties; (vi) any matter of which Parent is aware on the date hereof; (vii) any changes in

Annex A-4

applicable Laws or accounting rules (including U.S. GAAP) or the enforcement, implementation or interpretation thereof; (viii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company; (ix) any natural or man-made disaster or acts of God; or (x) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded).

1.39 “Maxim” means Maxim Group LLC and/or its designees.

1.40 “Order” means any decree, order, judgment, writ, award, injunction, rule or consent of or by an Authority.

1.41 “Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended.

1.42 “Parent Ordinary Shares” means the ordinary shares with no par value of Parent.

1.43 “Parent Right” means the issued and outstanding rights of Parent, each such right convertible into one-tenth (1/10) of one Parent Ordinary Share at the closing of a business combination.

1.44 “Parent Securities” means the Parent Ordinary Shares, Parent Rights, Parent Units, Parent Warrants and Parent UPO, collectively.

1.45 “Parent Unit” means each outstanding unit consisting of one Parent Ordinary Share, one Parent Warrant and one Parent Right.

1.46 “Parent UPO” means the option issued to Maxim to purchase certain Parent Units pursuant to the terms of the Unit Purchase Option dated March 4, 2021 between Parent and Maxim (“UPO Agreement”).

1.47 “Parent Warrant” means a warrant to purchase one-half of one Parent Ordinary Share at a price of $11.50 per whole Parent Ordinary Share.

1.48 “Permitted Liens” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to the Purchaser Parties; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts (A) that are not delinquent, (B) that are not material to the business, operations and financial condition of the Company Group so encumbered, either individually or in the aggregate, (C) that not resulting from a breach, default or violation by the Company Group of any Contract or Law, and (D) the Liens set forth on Schedule 1.47; and (iii) liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established in accordance to U.S. GAAP).

1.49 “Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

1.50 “Pre-Closing Period” means any period that ends on or before the Closing Date or with respect to a period that includes but does not end on the Closing Date, the portion of such period through and including the day of the Closing.

1.51 “Purchaser Class A Ordinary Shares” means the class A ordinary shares, par value $0.0001 per share, of Purchaser, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted after the Closing.

1.52 “Purchaser Class B Ordinary Shares” means the class B ordinary shares, par value $0.0001 per share, of Purchaser, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted after the Closing.

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1.53 “Purchaser Ordinary Shares” means Purchaser Class B Ordinary Shares and Purchaser Class A Ordinary Shares.

1.54 “Purchaser Parties” means Parent, the Purchaser and the Merger Sub.

1.55 “Purchaser Rights” means the rights of Purchaser, each such right convertible into one-tenth (1/10) of a Purchaser Class A Ordinary Share.

1.56 “Purchaser Securities” means the Purchaser Ordinary Share, Purchaser Rights, Purchaser Warrants and Purchaser UPO, collectively.

1.57 “Purchaser UPO” means the option issued to Maxim upon conversion of the Parent UPO, exercisable pursuant to the terms of the UPO Agreement.

1.58 “Purchaser Warrants” means the right to purchase one-half of one Purchaser Class A Ordinary Share at a price of $11.50 per whole share.

1.59 “Parent Financial Statements” means, collectively, the financial statements and notes contained or incorporated by reference in the Parent SEC Documents and the Additional Parent SEC Documents.

1.60 “Parent Initial Shareholders Lock-up Agreement” means the agreements in the forms attached as Exhibit C-2 or agreement(s) substantially equivalent thereto mutually agreed by the Purchaser Parties and certain Parent initial shareholders, dated as of the Closing Date hereof entered into by and between Parent initial shareholders who entered into lock-up agreements with Parent in connection with the IPO, and the Purchaser.

1.61 “Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

1.62 “Registrable Shares” has the meaning set forth in Section 9.6(a) hereof.

1.63 “Registration Rights Agreement” means the agreement in the form attached as Exhibit G hereto among the Shareholders and the Purchaser with respect to the registration rights of the Closing Payment Shares.

1.64 “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

1.65 “SEC” means the Securities and Exchange Commission.

1.66 “Securities Act” means the Securities Act of 1933, as amended.

1.67 “Shareholders” means the shareholders of the Company.

1.68 “Subsidiary” or “Subsidiaries” means one or more entities of which at least fifty percent (50%) of the capital stock or share capital or other equity or voting securities are Controlled or owned, directly or indirectly, by the respective Person.

1.69 “Tangible Personal Property” means all tangible personal property and interests therein, including machinery, computers and accessories, furniture, office equipment, communications equipment, automobiles, trucks, forklifts and other vehicles owned or leased by the Company and other tangible property, including the items listed on Schedule 5.14.

1.70 “Tax(es)” means any federal, state, local or foreign tax, charge, fee, levy, custom, duty, deficiency, or other assessment of any kind or nature imposed by any Taxing Authority (including any income (net or gross), gross receipts, profits, windfall profit, sales, use, goods and services, ad valorem, franchise, license, withholding, employment, social security, workers compensation, unemployment compensation, employment, payroll, transfer, excise, import, real property, personal property, intangible property, occupancy, recording, minimum, alternative minimum, environmental or estimated tax), including any liability therefor as a transferee or successor, as a result

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of Treasury Regulation Section 1.1502-6 or similar provision of applicable Law or as a result of any Tax sharing, indemnification or similar agreement, together with any interest, penalty, additions to tax or additional amount imposed with respect thereto.

1.71 “Taxing Authority” means the Internal Revenue Service and any other Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

1.72 “Tax Return” means any return, information return, declaration, claim for refund or credit, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.

1.73 “Transaction Costs” means (i) all the legal and audit fees, costs and expenses incurred in connection with the Reincorporation Merger and the Acquisition Merger prior to and through the Closing by the Purchaser Parties with the Company’s prior written approval, and (ii) any fees necessary to extend the Trust Account in accordance with the prospectus filed by Parent on March 1, 2021.

1.74 “UCC” means the Uniform Commercial Code of the State of New York, or any corresponding or succeeding provisions of Laws of the State of New York, or any corresponding or succeeding provisions of Laws, in each case as the same may have been and hereafter may be adopted, supplemented, modified, amended, restated or replaced from time to time.

1.75 “U.S. GAAP” means U.S. generally accepted accounting principles, consistently applied.

1.76 “$” means U.S. dollars, the legal currency of the United States.

ARTICLE II
REINCORPORATION MERGER

2.1 Reincorporation Merger. At the Reincorporation Effective Time (as defined in Section 2.2), and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the laws of the British Virgin Islands (the “BVI Law”) and Cayman Law, respectively, the Parent shall be merged with and into the Purchaser, the separate corporate existence of Parent shall cease and Purchaser shall continue as the surviving corporation. Purchaser as the surviving corporation after the Reincorporation Merger is hereinafter referred to, after the Reincorporation Effective Time, as the “Purchaser” or “Reincorporation Surviving Corporation.”

2.2 Reincorporation Effective Time. Following the satisfaction or waiver (by the applicable party) of the closing conditions set forth in Section 10 (except for Section 10.1(c) and such conditions to be performed at Closing), the Parent hereto shall cause the Reincorporation Merger to be consummated one Business Day before the Closing Date by filing the plan of merger (“Plan of Reincorporation Merger”) (and other documents required by BVI Law and Cayman Law) with the Registrar of Corporate Affairs in the British Virgin Islands and the Registrar of Companies in the Cayman Islands, in accordance with the relevant provisions of BVI Law and Cayman Law (the time of such filings, or such later time as specified in the Plan of Reincorporation Merger, being the “Reincorporation Effective Time”).

2.3 Effect of the Reincorporation Merger. At the Reincorporation Effective Time, the effect of the Reincorporation Merger shall be as provided in this Agreement, the Plan of Reincorporation Merger and the applicable provisions of BVI Law and Cayman Law. Without limiting the generality of the foregoing, and subject thereto, at the Reincorporation Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Parent shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Reincorporation Surviving Corporation, which shall include the assumption by the Reincorporation Surviving Corporation of any and all agreements, covenants, duties and obligations of the Parent set forth in this Agreement to be performed after the Reincorporation Effective Time, and all securities of the Reincorporation Surviving Corporation issued and outstanding as a result of the conversion

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under Sections 2.6(a) through (e) hereof shall be listed on the public trading market on which the Parent Units may be trading at such time.

2.4 Memorandum and Articles of Association. Effective at the Reincorporation Effective Time, the memorandum and articles of association of the Reincorporation Surviving Corporation shall be amended and restated in its entirety in the form of Exhibit B attached hereto and shall be thereafter amended in accordance with their terms, the Organizational Documents of the Reincorporation Surviving Corporation and as provided by Law.

2.5 Directors and Officers of the Reincorporation Surviving Corporation. Except as otherwise agreed in writing by the Company and Parent prior to the Reincorporation Effective Time, the Parties shall take all necessary action so that (a) immediately after the Reincorporation Effective Time, the board of directors of the Reincorporation Surviving Corporation shall consist of five (5) directors, among which one (1) director shall be appointed by Cross Wealth Investment Holding Limited and four (4) directors appointed by the Shareholders, (b) the persons listed in Schedule 2.5 are elected to the positions of officers and directors of Reincorporation Surviving Corporation, as set forth therein, to serve in such positions effective immediately after the Reincorporation Effective Time, and (c) at least a majority of the directors of the Reincorporation Surviving Corporation shall qualify as independent directors under the Securities Act and the Nasdaq rules. If any Person listed in Schedule 2.5 is unable to serve, the Party appointing such Person shall designate a successor.

2.6 Effect on Issued Securities of Parent.

(a) Conversion of Parent Ordinary Shares.

(i) At the Reincorporation Effective Time, every Parent Ordinary Share (other than Parent Excluded Shares) issued and outstanding immediately prior to the Reincorporation Effective Time shall be converted automatically into one Purchaser Class A Ordinary Share. At the Reincorporation Effective Time, all Parent Ordinary Shares shall cease to be outstanding and shall automatically be converted or canceled (as the case may be) and shall cease to exist. The holders of certificates previously evidencing Parent Ordinary Shares outstanding immediately prior to the Reincorporation Effective Time shall cease to have any rights with respect to such Parent Ordinary Shares, except as provided herein or by Law. Each certificate previously evidencing Parent Ordinary Shares (other than the Parent Excluded Shares) shall be exchanged for a certificate representing the same number of Purchaser Class A Ordinary Shares upon the surrender of such certificate in accordance with Section 2.7.

(ii) Each certificate formerly representing Parent Ordinary Shares (other than the Parent Excluded Shares) shall thereafter represent only the right to receive the same number of Purchaser Class A Ordinary Shares.

(b) Parent Units. Immediately prior to the Reincorporation Effective Time, every issued and outstanding Parent Unit shall separate into each’s individual components of one Parent Ordinary Share, one Parent Warrant and one Parent Right, and all Parent Units shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each individually separated component shall, at the Reincorporation Effective Time, be converted into One Purchaser Class A Ordinary Share, one Purchaser Warrant and/or one Purchaser Right, as the case may be, in accordance with Section 2.6(a), Section 2.6(c) and Section 2.6(e) respectively. The holders of certificates previously evidencing Parent Units outstanding immediately prior to the Reincorporation Effective Time shall cease to have any rights with respect to such Parent Units, except as provided herein or by Law.

(c) Parent Rights. At the Reincorporation Effective Time, every issued and outstanding Parent Right immediately prior to the Reincorporation Effective Time shall be converted automatically into one Purchaser Right. At the Reincorporation Effective Time, all Parent Rights shall cease to be outstanding and shall automatically be converted and shall cease to exist. The holders of certificates previously evidencing Parent Rights outstanding immediately prior to the Reincorporation Effective Time shall cease to have any rights with respect to such Parent Rights, except as provided herein or by Law. At the Closing, all Purchaser Rights shall cease to be outstanding and shall automatically

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be canceled and retired and shall cease to exist. The holders of Purchaser Rights instead will receive one-tenth (1/10) of one Purchaser Class A Ordinary Share in exchange for the cancellation of each Purchaser Right; provided that no fractional shares will be issued and all fractional shares will be rounded down to the nearest whole share.

(d) Parent UPO. At the Reincorporation Effective Time, every issued and outstanding Parent UPO shall be converted automatically into one Purchaser UPO. At the Reincorporation Effective Time, all Parent UPOs shall cease to be outstanding and shall automatically be converted and shall cease to exist. Each of the Purchaser UPOs shall have, and be subject to, the same terms and conditions set forth in the UPO Agreement governing the Parent UPOs that are outstanding immediately prior to the Reincorporation Effective Time. At or prior to the Reincorporation Effective Time, the Purchaser shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Purchaser UPOs remain outstanding, a sufficient number of Purchaser Securities for delivery upon the exercise of such Purchaser UPOs.

(e) Parent Warrants. At the Reincorporation Effective Time, every issued and outstanding Parent Warrant immediately prior to the Reincorporation Effective Time shall be converted automatically into one Purchaser Warrant. At the Reincorporation Effective Time, all Parent Warrants shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of certificates previously evidencing Parent Warrants outstanding immediately prior to the Reincorporation Effective Time shall cease to have any rights with respect to such Parent Warrants, except as provided herein or by Law. Each certificate previously evidencing Parent Warrants shall be exchanged for a certificate representing the same number of Purchaser Warrants upon the surrender of such certificate in accordance with Section 2.7.

(f) Cancellation of Parent Ordinary Shares Owned by Parent. At the Reincorporation Effective Time, if there are any Parent Ordinary Shares that are owned by the Parent as treasury shares or any Parent Ordinary Shares owned by any direct or indirect wholly owned subsidiary of the Parent immediately prior to the Reincorporation Effective Time (the “Parent Excluded Shares”), such shares shall be canceled without any conversion thereof or payment therefor.

(g) Cancellation of Purchaser Ordinary Share Owned by Parent. At the Reincorporation Effective Time, every issued and outstanding share(s) of Purchaser owned by the Parent as set forth in Section 6.7(b), being the only issued and outstanding share(s) in Purchaser immediately prior to the Reincorporation Effective Time, shall be canceled without any conversion thereof or payment therefor.

(h) Transfers of Ownership. If any securities of Purchaser are to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Purchaser or any agent designated by it any transfer or other Taxes required by reason of the issuance of securities of Purchaser in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Purchaser or any agent designated by it that such tax has been paid or is not payable.

(i) No Liability. Notwithstanding anything to the contrary in this Section 2.6, none of the Reincorporation Surviving Corporation, Parent or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.7 Surrender of Securities. All Purchaser Securities issued upon the surrender of Parent Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Parent Securities, provided that any restrictions on the sale and transfer of Parent Securities shall also apply to the Purchaser Securities so issued in exchange.

2.8 Lost Stolen or Destroyed Certificates. In the event any certificates of Parent Securities shall have been lost, stolen or destroyed, Purchaser shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof; provided, however, that Reincorporation Surviving Corporation may, in

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its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Reincorporation Surviving Corporation with respect to the certificates alleged to have been lost, stolen or destroyed.

2.9 Section 368 Reorganization. For U.S. Federal income tax purposes, the Reincorporation Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code. The Parent and the Purchaser hereby adopt, and the Company acknowledges, this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations. The Parent and Purchaser agree to file and retain such information as shall be required under Section 1.368-3 of the United States Treasury Regulations. The parties to this agreement hereby agree to file all Tax and other informational returns on a basis consistent with such characterization. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the parties acknowledge and agree that no party is making any representation or warranty as to the qualification of the Reincorporation Merger as a reorganization under Section 368 of the Code or as to the effect, if any, that any transaction consummated on, after or prior to the Reincorporation Effective Time has or may have on any such reorganization status. Each of the parties acknowledge and agree that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Reincorporation Merger is determined not to qualify as a reorganization under Section 368 of the Code.

2.10 Taking of Necessary Action; Further Action. If, at any time after the Reincorporation Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Reincorporation Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Parent and the Purchaser, the officers and directors of the Parent and the Purchaser are fully authorized in the name of their respective companies or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

2.11 Agreement of Fair Value. Parent, Purchaser and the Company respectively agree that the consideration payable for the Purchaser Class A Ordinary Shares represents the fair value of such Purchaser Class A Ordinary Shares for the purposes of BVI Law.

ARTICLE III
ACQUISITION MERGER

3.1 Acquisition Merger. Upon and subject to the terms and conditions set forth in this Agreement, on the Closing Date (as defined in Section 3.2), which is one Business Day after the Reincorporation Effective Time, and in accordance with the applicable provisions of Cayman Law, Merger Sub shall be merged with and into the Company. Following the Acquisition Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Acquisition Merger (the “Surviving Corporation”).

3.2 Closing; Effective Time. Unless this Agreement is earlier terminated in accordance with Article XIII, the closing of the Acquisition Merger (the “Closing”) shall take place one Business Day after the Reincorporation Effective Time at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, New York on a date no later than five (5) Business Days after the satisfaction or waiver of all the conditions set forth in this Agreement, or at such other place and time as the Company and the Purchaser Parties may mutually agree upon. The parties may participate in the Closing via electronic means. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. At the Closing, the parties hereto shall execute a plan of merger (the “Plan of Acquisition Merger”) in form and substance acceptable to the Merger Sub and the Company and the parties hereto shall cause the Acquisition Merger to be consummated by filing the Plan of Acquisition Merger (and other documents required by Cayman Law) with the Registrar of Companies in the Cayman Islands in accordance with the relevant provisions of Cayman Law. The Acquisition Merger shall become effective on the date as specified in the Plan of Acquisition Merger (“Effective Time”).

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3.3 Directors of the Surviving Corporation. Immediately after the Effective Time, the Surviving Corporation’s board of directors shall consist of at least 3 directors, as set out in Plan of Acquisition Merger.

3.4 Effect of the Merger. At the Effective Time, the effect of the Acquisition Merger shall be as provided in this Agreement, the Plan of Acquisition Merger and the applicable provisions of Cayman Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of the Merger Sub set forth in this Agreement to be performed after the Effective Time.

3.5 Memorandum and Articles of Association of the Surviving Corporation. At and immediately following the Effective Time, the memorandum and articles of association in the form annexed to the Plan of Acquisition Merger shall be the memorandum and articles of association of the Surviving Corporation and the memorandum and articles of association of the Purchaser shall be in the form attached hereto as Exhibit B, in each case until thereafter amended in accordance with their respective terms, provided that at the Effective Time, the authorised share capital of the Surviving Corporation shall be amended (if required) to refer to the authorised share capital of the Surviving Corporation as approved in the Plan of Acquisition Merger.

3.6 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Merger Sub and the Company, the officers and directors of the Merger Sub and the Company are fully authorized in the name of their respective companies or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

3.7 Section 368 Reorganization. For U.S. Federal income tax purposes, the Acquisition Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”). The parties to this Agreement hereby (i) adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations, (ii) agree to file and retain such information as shall be required under Section 1.368-3 of the United States Treasury Regulations, and (iii) agree to file all Tax and other informational returns on a basis consistent with such characterization. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the parties acknowledge and agree that no party is making any representation or warranty as to the qualification of the Acquisition Merger as a reorganization under Section 368 of the Code or as to the effect, if any, that any transaction consummated on, after or prior to the Effective Time has or may have on any such reorganization status. Each of the parties acknowledge and agree that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Acquisition Merger is determined not to qualify as a reorganization under Section 368 of the Code.

3.8 Secured Creditors. The Merger Sub confirms that it has no secured creditors within the meaning of section 233(8) of the Cayman Law, and the Company confirms that it has no secured creditor (“Secured Creditor”) within the meaning of section 233(8) of the Cayman Law. Schedule 3.8 sets forth the Secured Creditor’s written approval of this Agreement, the Plan of Acquisition Merger and the transactions contemplated hereby and thereby, including the Acquisition Merger.

3.9 Support Agreements. Prior to the execution of this Agreement, the Shareholders identified on Schedule 3.9 attached hereto (the “Supporting Shareholders”) have entered into support agreements with Parent, pursuant to which each of the Supporting Stockholders has agreed to, among other things, (a) vote all of the shares of Company Common Stock beneficially owned by such Supporting Stockholder (which vote may be done by executing a written consent) in favor of the adoption of this Agreement and the approval of the Acquisition Merger, and (b) not engage in any transactions involving the securities of Parent prior to the Closing.

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ARTICLE IV
CONSIDERATION

4.1 Cancellation and Conversion of Capital.

(a) Cancellation of Ordinary Share. At the Effective Time, by virtue of the Acquisition Merger and this Agreement and without any action on the part of the Purchaser, the Merger Sub, the Company or the Shareholders of the Company, each Company Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) shall be canceled in exchange for the right to receive, without interest, the applicable portion of the Closing Payment Shares for such number of Company Shares (the “Shareholders’ Allocation Schedule”) as specified on Schedule 4.1 attached hereto. If there is any change to the Shareholders’ Allocation Schedule between the time of such delivery and the Closing, the Company shall promptly deliver an updated Shareholders’ Allocation Schedule to Parent. For avoidance of any doubt, each Shareholder of the Company will cease to have any rights with respect to the Company Shares, except the right to receive, without interest, the respective percentage of the Closing Payment Shares issuable to the Shareholders in accordance with the Shareholders’ Allocation Schedule. Schedule 4.1 sets forth a non-binding example of the Shareholders’ Allocation Schedule assuming the inputs set forth therein.

(b) Conversion of Company Option. At the Effective Time, by virtue of the Acquisition Merger, each outstanding Company Option (whether vested or unvested) shall be assumed by Purchaser and automatically converted into an option to purchase a Purchaser Class A Ordinary Shares (each an “Assumed Option”). Each Assumed Option will be subject to the terms and conditions set forth in the Company Plan (except any references therein to the Company or the Company Shares will instead mean the Purchaser and the Purchaser Class A Ordinary Shares, respectively). As of the Effective Time, each Assumed Option shall be an option to acquire that number of whole shares of Purchaser Class A Ordinary Shares (rounded down to the nearest whole share) equal to the product of: (i) the number of Company Shares subject to such Company Option multiplied by (ii) Exchange Ratio, at an exercise price per one Purchaser Class A Ordinary Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (a) the exercise price per one Company Share of such Company Option by (b) the Exchange Ratio. The Purchaser shall take all corporate action necessary to effect the above and to reserve for future issuance and shall maintain such reservation for so long as any the Assumed Option remain outstanding, a sufficient number of Purchaser Class A Ordinary Shares for delivery upon the exercise of such Assumed Option.

(c) Company Convertible Notes. Immediately prior to the Effective Time, the Company shall ensure that each holder of the convertible promissory notes issued by the Company and outstanding (a “Company Convertible Note”) as set forth on Schedule 4.1(c), agrees to waive the conversion rights thereto.

(d) Share Capital of Merger Sub. Each share of Merger Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Acquisition Merger and without further action on the part of the sole shareholder of Merger Sub, be converted into and become one ordinary share of the Surviving Corporation (and such share of the Surviving Corporation into which the ordinary share of Merger Sub are so converted shall be the only share of the Surviving Corporation that is issued and outstanding immediately after the Effective Time).

(e) Treatment of Certain Company Shares. At the Effective Time, all Company Shares that are owned by the Company (as treasury shares or otherwise) or any of its direct or indirect Controlled entities immediately prior to the Effective Time (the “Excluded Shares”) shall be automatically canceled without any consideration delivered in exchange thereof.

(f) No Liability. Notwithstanding anything to the contrary in this Section 4.1, none of Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) Surrender of Certificates. All securities issued upon the surrender of the certificates representing the Company Shares in accordance with the terms hereof, shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of such Company Shares shall also apply to the Closing Payment Shares so issued in exchange.

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(h) Lost, Stolen or Destroyed Certificates. In the event any certificates for any Company Share shall have been lost, stolen or destroyed, the Purchaser shall cause to be issued the applicable portion of the Closing Payment Shares for such number of Company Shares represented by such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof; provided, however, that the Company and/or the Purchaser may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Company and/or the Purchaser with respect to the certificates alleged to have been lost, stolen or destroyed.

(i) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding securities of the Company or the Purchaser Ordinary Shares shall occur (other than the issuance of additional shares of capital stock of the Company or Purchaser as permitted by this Agreement), including by reason of any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock, the Exchange Ratio and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit Purchaser or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

4.2 Payment of Merger Consideration.

(a) Upon and subject to the terms and conditions of this Agreement, on the Closing Date, the Purchaser shall (i) issue to each Shareholder such number of Closing Payment Shares (less the number of Escrow Shares as applicable) opposite such Shareholder’s name on Schedule 4.1 attached hereto and (ii) issue the Escrow Shares to the Escrow Agent to be held pursuant to the terms of this Agreement and the Escrow Agreement.

(b) No certificates or scrip representing fractional Purchaser Ordinary Shares will be issued pursuant to the Acquisition Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of the Purchaser.

(c) Legend. Each certificate issued pursuant to the Acquisition Merger to any holder of Company Shares shall bear the legend set forth below, or legend substantially equivalent thereto, together with any other legends that may be required by any securities laws at the time of the issuance of the Purchaser Ordinary Shares:

THE ORDINARY SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL (I) SUCH OFFER, SALE, TRANSFER, PLEDGE OR HYPOTHECATION HAS BEEN REGISTERED UNDER THE ACT OR (II) THE ISSUER OF THE ORDINARY SHARES HAS RECEIVED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE ACT.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company and the Principal Shareholders of the Company, jointly and severally, hereby represent and warrant to the Parent, the Purchaser and the Merger Sub (collectively, “Purchaser Parties”) that each of the following representations and warranties is true, correct and complete as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date). The parties hereto agree that any reference in a particular schedule shall be deemed to be an exception to the representations and warranties of the relevant part(ies) that are contained in the corresponding section of this Agreement only; provided that where it is apparent on the face of a disclosure under a particular schedule that such disclosure is, or may be reasonably determined to be, relevant to the matters described under any other sections of this Agreement, such disclosure may also be deemed to be relevant to such other sections. For the avoidance of doubt, unless the context

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otherwise required, the below representations and warranties relate to the Company on a consolidated basis with its Subsidiaries and its Controlled entities. It is being acknowledged that the schedules to this Article V shall be collectively attached hereto as Schedule I.

5.1 Corporate Existence and Power. The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and its Subsidiaries and Controlled entities are duly organized, validly existing and in good standing under the laws of the jurisdiction in which they were formed (the Company, its Subsidiaries and Controlled entities, collectively, the “Company Group”). Each member of the Company Group has all requisite power and authority, corporate and otherwise, and all governmental licenses, franchises, Permits, authorizations, consents and approvals necessary and required to own and operate its properties and assets and to carry on the Business as presently conducted, other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect. Each member of the Company Group is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its Business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect. Schedule 5.1 lists all jurisdiction in which any member of the Company Group is qualified to conduct the business.

5.2 Authorization. The execution, delivery and performance by each Company Group of this Agreement and the Additional Agreements to which it is a party and the consummation by each Company Group of the transactions contemplated hereby and thereby are within the corporate powers of such Company Group and have been duly authorized by all necessary action on the part of such Company Group, subject to the authorization and approval of this Agreement, the Plan of Acquisition Merger and the transactions contemplated hereby by way of a special resolution of the shareholders of the Company and such other authorization, if any, as specified in the Organizational Documents (“Requisite Company Vote”). This Agreement constitutes, and, upon their execution and delivery, each of the Additional Agreements will constitute, a valid and legally binding agreement of the Company Group enforceable against such Company Group in accordance with their respective terms to which it is a party.

5.3 Governmental Authorization. Neither the execution, delivery nor performance by the Company Group of this Agreement or any Additional Agreements to which it is a party requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with, any Authority except for the approvals listed on Schedule 5.3 (each of the foregoing, a “Governmental Approval”).

5.4 Non-Contravention. Except as set forth on Schedule 5.4, to the knowledge of the Company Group, none of the execution, delivery or performance by the Company Group of this Agreement or any Additional Agreements to which it is a party does or will (a) contravene or conflict with the organizational or constitutive documents of the Company Group, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the Company Group, (c) except for the Contracts listed on Schedule 5.10 requiring Company Group Consents (but only as to the need to obtain such Company Group Consents), constitute a default under or breach of (with or without the giving of notice or the passage of time or both) or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company Group or require any payment or reimbursement or to a loss of any material benefit relating to the Business to which the Company Group are entitled under any provision of any Permit, Contract or other instrument or obligations binding upon the Company Group or by which any of the Company Share, or any of the Company Group’s assets is or may be bound or any Permit, or (d) result in the creation or imposition of any Lien on any of the Company Shares, (e) cause a loss of any material benefit relating to the Business to which the Company Group are entitled under any provision of any Permit or Contract binding upon the Company Group, or (f) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Company Group’s material assets, in the cases of (a) to (d), other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect.

5.5 Capital Structure.

(a) Share Capital. The authorized share capital of the Company is US$50,000.00 divided into 500,000,000 shares of par value US$0.0001 each, of which (i) 468,010,917 ordinary shares, par value US$0.0001 each, (ii) 14,829,919 series Pre-A convertible redeemable participating preferred shares, par value US$0.0001 each,

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(iii) 10,840,109 series A convertible redeemable participating preferred shares, par value US$0.0001 each, and (iv) 6,319,055 series A+ convertible redeemable participating preferred shares, par value US$0.0001 each, are issued and outstanding as of the date hereof. . As of the date of this Agreement, (i) no Company Shares are held as treasury shares, (ii) all of the issued and outstanding Company Shares have been duly authorized and validly issued, are fully paid and non-assessable, and, except as set forth in the Company’s Organizational Documents, are not subject to any preemptive rights or have been issued in violation of any preemptive or similar rights of any Person, and (iii) all of the issued and outstanding Company Shares are owned legally and of record by the Persons set forth on Schedule 5.5(a). The only Company Shares that will be issued and outstanding immediately after the Closing will be the Company Shares owned by the Purchaser. As of the date of this Agreement, no other class in the share capital of the Company is authorized or issued or outstanding.

(b) Company Options. As of the date of this Agreement, an aggregate of 4,864,928 Company Shares were reserved for issuance upon effectiveness of the Registration Statement. Other than the foregoing, there is no Company Option outstanding as of the date of this Agreement. There are no Contracts to which the Company is a party obligating the Company to accelerate the vesting of any Company Options as a result of the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events).

(c) Other than the Company Options and except as set forth on Schedule 5.5(c), there are no: (a) outstanding Company Share Rights; (b) outstanding subscriptions, options, warrants, rights (including phantom stock rights), calls, commitments, understandings, conversion rights, rights of exchange, plans or other agreements of any kind providing for the purchase, issuance or sale of any share of the Company, or (c) to the knowledge of the Company, agreements with respect to any of the Company Shares, including any voting trust, other voting agreement or proxy with respect thereto.

5.6 Charter Documents. Copies of Organizational Documents of each member of the Company Group have heretofore been made available to the Purchaser Parties, and such copies are each true and complete copies of such instruments as amended and in effect on the date hereof. Each member of the Company Group has not taken any action in violation or derogation of its Organizational Documents, other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect.

5.7 Corporate Records. All proceedings of the board of directors occurring since December 31, 2018, including committees thereof, and all consents to actions taken thereby, are maintained in the ordinary course consistent with past practice. The register of members or the equivalent documents of the Company Group are complete and accurate. The register of members or the equivalent documents and minute book records of the Company Group relating to all issuances and transfers of stock or share by the Company Group, and all proceedings of the board of directors, including committees thereof, and stockholders or shareholders of the Company Group since December 31, 2018, have been made available to the Purchaser Parties, and are true, correct and complete copies of the original register of members or the equivalent documents and minute book records of the Company Group.

5.8 Assumed Names. Schedule 5.8 is a complete and correct list of all assumed or “doing business as” names currently or, within two (2) years prior to the date of this Agreement used by the Company Group, including names on any websites. Since December 31, 2018, none of the Company Group has used any name other than the names listed on Schedule 5.8 to conduct the Business. The Company Group has filed appropriate “doing business as” certificates in all applicable jurisdictions with respect to itself, to the extent as required by applicable laws.

5.9 Subsidiaries and Controlled Entities.

(a) Schedule 5.9(a) sets forth the name of each Subsidiary and Controlled entity of the Company, and with respect to each Subsidiary and Controlled entity, its jurisdiction of organization, its authorized shares or other equity interests (if applicable), and the number of issued and outstanding shares or other equity interests and the record holders thereof. Other than the VIE Entities or as set forth in the VIE Contracts (as defined below) or as set forth on Schedule 5.9(a), as the case may be, (i) all of the outstanding equity securities of each Subsidiary and Controlled entity of the Company are duly authorized and validly issued, duly registered and non-assessable (if applicable), were offered, sold and delivered in material compliance with all applicable securities Laws, and are owned by the Company Group

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free and clear of all Liens (other than those, if any, imposed by such Organizational Documents of the Subsidiaries or Controlled entity); (ii) there are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the shares or other equity interests of any Subsidiary or Controlled entity of the Company other than the Organizational Documents of any such Subsidiary or Controlled entity; (iii) there are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary or Controlled entity of the Company is a party or which are binding upon any Subsidiary or Controlled entity of the Company providing for the issuance or redemption of any shares or other equity interests in or of any Subsidiary or Controlled entity of the Company; (iv) there are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary or Controlled entity of the Company; (v) except as set forth on Schedule 5.9(a), to the knowledge of the Company Group, no Subsidiary or Controlled entity of the Company has any limitation on its ability to make any distributions or dividends to its equity holders, whether by Contract, Order or applicable Law; (vi) except for the equity interests of the Subsidiary or Controlled entity listed on Schedule 5.9(a), the Company does not own or have any rights to acquire, directly or indirectly, any shares or other equity interests of, or otherwise Control, any Person; (vii) except as set forth on Schedule 5.9(a), none of the Company, its Subsidiaries or Controlled entities is a participant in any joint venture, partnership or similar arrangement, and (viii) except as set forth on Schedule 5.9(a), there are no outstanding contractual obligations of the Company, its Subsidiaries or Controlled entities to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b) There are no outstanding options, warrants, rights (including conversion rights, preemptive rights, rights of first refusal or similar rights) or agreements to purchase or acquire any equity interest, or any securities convertible into or exchangeable for an equity interest, of Distrii Tech, Tangtangjia Property, and Tangtangjia Consulting (collectively, the “WFOEs”). Tangtangjia Consulting is a party to certain variable interest entity contracts with Shanghai Tangtangjia Information Technology Co., Ltd. (上海堂堂加信息技术有限公司) (the “VIE Entity”), and the registered shareholders of such, which are set forth on Schedule 5.9(b) (the “VIE Contracts”), pursuant to which the economic benefits of the VIE Entity are payable to Tangtangjia Consulting directly or indirectly, and the VIE Entity is contractually Controlled directly or indirectly by Tangtangjia Consulting.

(c) The capital and organizational structure of each WFOE, PRC Subsidiary and VIE Entity (each, a “PRC Entity”) are valid and in full compliance with the applicable PRC Laws, other than as would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 5.9(c), the registered capital of each PRC Entity has been fully paid up in accordance with the schedule of payment stipulated in its Organizational Documents, approval documents, certificates of approval and legal person business license (collectively, the “PRC Establishment Documents”) and in compliance with applicable PRC Laws. The PRC Establishment Documents of each PRC Entity has been duly approved and filed in accordance with the laws of the PRC and are valid and enforceable. The business scope specified in the PRC Establishment Documents complies in all material respects with the requirements of all applicable PRC Laws, and the operation and conduct of business by, and the term of operation of the PRC Entity in accordance with the PRC Establishment Documents is in compliance in all material respects with applicable PRC Laws.

5.10 Consents. The Contracts listed on Schedule 5.10 are the only Contracts binding upon the Company Group or by which any of the Company Shares, or any of the Company Group’s assets are bound, requiring a consent, approval, authorization, order or other action of or filing with any Person as a result of the execution, delivery and performance of this Agreement or any of the Additional Agreements or the consummation of the transactions contemplated hereby or thereby (each of the foregoing, a “Company Group Consent”).

5.11 Financial Statements.

(a) Schedule 5.11 includes (i) the unaudited consolidated financial statements of the Company Group as of and for the fiscal years ended December 31, 2019 and 2020, consisting of the unaudited consolidated balance sheets as of such date, the unaudited consolidated income statements for the twelve (12) month periods ended on such date, and the unaudited consolidated cash flow statements for the twelve (12) month periods ended on such date, and (ii) unaudited financial statements of the Company as of and for the six (6) month period ended

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June 30, 2021 (the “Balance Sheet Date”), consisting of the unaudited consolidated balance sheets as of such date (the “Company Balance Sheet”), the unaudited consolidated income statement for the six (6) month periods ended on such date, and the unaudited consolidated cash flow statements for the six (6) month periods ended on such date (the “Unaudited Financial Statements,” and together with the Audited Financial Statements (as defined below), the “Financial Statements”).

(b) The Unaudited Financial Statements are complete and accurate and fairly present in all material respects, in conformity with its applicable accounting standards applied on a consistent basis in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein. The Unaudited Financial Statements (i) were prepared from the Books and Records of the Company; (ii) were prepared on an accrual basis in accordance with its applicable accounting standards consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended.

(c) Except as specifically disclosed in Schedule 5.11(c), reflected or fully reserved against on the Company Balance Sheet, and for liabilities and obligations of a similar nature and/or in similar amounts incurred in the ordinary course of business since the Balance Sheet Date, as of the date of this Agreement there are no material liabilities or debts of any nature (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unassisted or otherwise) relating to the Company. All material debts and liabilities, fixed or contingent, which should be included under U.S. GAAP on the Company Balance Sheet, are included therein or in the notes thereof.

(d) The Company Balance Sheet included in the Financial Statements accurately reflects in all material respects the outstanding Indebtedness of the Company as of the respective dates thereof. Except as set forth on Schedule 5.11(d) of the Company Balance Sheet, the Company does not have any material Indebtedness.

(e) All financial projections delivered by or on behalf of the Company to Purchaser with respect to the Business were prepared in good faith using assumptions that the Company believes to be reasonable and the Company is not aware of the existence of any fact or occurrence of any circumstances that is reasonably likely to have a Material Adverse Effect.

5.12 Books and Records. All Contracts, documents, and other papers or copies thereof delivered to the Purchaser Parties by or on behalf of the Company Group are accurate, complete, and authentic.

(a) The Books and Records accurately and fairly, in all material respects, reflect the transactions and dispositions of assets of and the providing of services by each member of the Company Group. The Company, as a privately owned company, is not subject to the internal controls requirements of the Sarbannes Oxley Act, and the Company makes no representation that its internal controls over financial reporting or its disclosure controls are effective. The Company Group maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i) transactions are executed only in accordance with the respective management’s authorization;

(ii) all income and expense items are promptly and properly recorded for the relevant periods in accordance with the revenue recognition and expense policies maintained by the Company Group, as permitted by U.S. GAAP;

(iii) access to assets is permitted only in accordance with the respective management’s authorization; and

(iv) recorded assets are compared with existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.

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(b) All accounts, books and ledgers of the Company Group have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein. Except as disclosed on Schedule 5.12(b), the Company Group does not have any records, systems controls, data or information recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any mechanical, electronic or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership (excluding licensed software programs) and direct control of the Company Group and which is not located at the relevant office.

5.13 Absence of Certain Changes. Since the Balance Sheet Date, the Company Group has conducted the Business in the ordinary course consistent with past practices. Without limiting the generality of the foregoing, to the knowledge of the Company Group, except as set forth on Schedule 5.13, since the Balance Sheet Date, there has not been:

(a) any Material Adverse Effect;

(b) any transaction, Contract or other instrument entered into, or commitment made, by the Company Group relating to the Business, or any of the Company Group’s assets (including the acquisition or disposition of any assets) or any relinquishment by the Company Group of any Contract or other right, in either case other than transactions and commitments in the ordinary course of business consistent or similiar in all material respects, including kind and/or amount, with past practices and those contemplated by this Agreement;

(c) (i) any redemption of, declaration, setting aside or payment of any dividend or other distribution with respect to any capital stock or share capital or other equity interests in the Company Group; (ii) any issuance by the Company Group of shares or of shares of capital stock or other equity interests in the Company Group (other than issuance pursuant to Section 5.5(b)), or (iii) any repurchase, redemption or other acquisition, or any amendment of any term, by the Company Group of any outstanding shares or shares of capital stock or other equity interests (other than pursuant to the Company Plan);

(d) (i) any creation or other incurrence of any Lien other than Permitted Liens on the Company Share or any of the Company Group’s assets, and (ii) any making of any loan, advance or capital contributions to or investment in any Person by the Company Group, in each case other than in the ordinary course of business consistent with past practice of the Company Group;

(e) any material personal property damage, destruction or casualty loss or personal injury loss (whether or not covered by insurance) affecting the business or assets of the Company Group which will cause a Material Adverse Effect;

(f) any material labor dispute, other than routine individual grievances, or any material activity or proceeding by a labor union or representative thereof to organize any employees of the Company Group, which employees were not subject to a collective bargaining agreement at the Balance Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to any employees of the Company Group;

(g) any sale, transfer, lease to others or otherwise disposition of any of its material assets by the Company Group except for inventory, licenses or services sold in the ordinary course of business consistent with past practices or immaterial amounts of other Tangible Personal Property not required by its business;

(h) (i) any amendment to or termination of any Material Contract, (ii) any amendment to any material license or material permit from any Authority held by the Company Group, (iii) any receipt of any notice of termination of any of the items referenced in (i) and (ii); and (iv) a material default by the Company Group under any Material Contract, or any material license or material permit from any Authority held by the Company Group, other than in the cases of each of clauses (i) through (iv), as provided for in this Agreement or the transactions contemplated hereunder or as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect;

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(i) other than in the ordinary course of business, any capital expenditure by the Company Group in excess in any fiscal month of $500,000 per one transaction or entering into any lease of capital equipment or property under which the annual lease charges exceed $1,000,000 in the aggregate by the Company Group;

(j) any institution of litigation, settlement or agreement to settle any litigation, action, proceeding or investigation before any court or governmental body relating to the Company Group or its property or suffering of any actual litigation, action, proceeding or investigation before any court or governmental body relating to the Company Group or its property, other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect;

(k) any loan of any monies to any Person or guarantee of any obligations of any Person by the Company Group, in excess of $500,000, other than accounts payable and accrued liabilities in the ordinary course of business consistent with past business or any loan among Company Group, or any loan approved by the board of directors or shareholders pursuant to its Charter Document;

(l) except as required by U.S. GAAP, any change in the accounting methods or practices (including, any change in depreciation or amortization policies or rates) of the Company Group or any revaluation of any of the assets of the Company Group;

(m) any material amendment to the Company Group’s Organizational Documents, or any engagement by the Company Group in any merger, consolidation, reorganization, reclassification, liquidation, dissolution or similar transaction, other than as provided for in this Agreement or the transactions contemplated hereunder;

(n) any acquisition of assets (other than acquisitions of inventory in the ordinary course of business consistent with past practice) or business of any Person, other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect;

(o) any material Tax election made by the Company Group outside of the ordinary course of business consistent with past practice, or any material Tax election changed or revoked by the Company Group; any material claim, notice, audit report or assessment in respect of Taxes settled or compromised by the Company Group; any annual Tax accounting period changed by the Company Group; any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax (other than an ordinary commercial agreement the principal purpose of which does not relate to Taxes) entered into by the Company Group; or any right to claim a material Tax refund surrendered by the Company Group; or

(p) any undertaking of any legally binding obligation to do any of the foregoing.

5.14 Properties; Title to the Company Group’s Assets.

(a) Except as set forth on Schedule 5.14(a), the material items of Tangible Personal Property have no defects, are in good operating condition and repair and function in accordance with their intended uses (ordinary wear and tear excepted) and have been properly maintained, and are suitable for their present uses and meet all specifications and warranty requirements with respect thereto. All of the Tangible Personal Property is in the control of the Company or its employees.

(b) The Company Group has good, valid and marketable title in and to, or in the case of the Leases and the assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use, all of their assets reflected on the Company Balance Sheet or acquired after Balance Sheet Date, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Except as set forth on Schedule 5.14(b), no such asset is subject to any Liens other than Permitted Liens. Other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company Group’s assets constitute all of the assets of any kind or description whatsoever, including goodwill, for the Company Group to operate the Business immediately after the Closing in the same manner as the Business is currently being conducted.

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5.15 Litigation. Except as set forth on Schedule 5.15, there is no Action (or any basis therefore) pending against, or to the knowledge of the Company Group threatened against or affecting, the Company Group, any of its officers or directors, the Business, or any Company Shares or Company Options, or any of the Company Group’s assets or any Contract before any court, Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Additional Agreements, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. There are no outstanding judgments against the Company Group that would reasonably to be expected to, individually or in the aggregate, have a Material Adverse Effect on the ability of the Company to enter into and perform its obligations under this Agreement. Each member of the Company Group is not, and has not been in the past two (2) years, subject to any proceeding with any Authority, other than as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.16 Contracts.

(a) Schedule 5.16(a) lists all written material Contracts (collectively, the “Material Contracts”) to which the Company Group is a party and which are currently in effect and constitute the following (excluding any Contracts, the breach of which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect):

(i) all Contracts that require annual payments or expenses by, or annual payments or income to, the Company Group of $4,000,000 or more (other than standard purchase and sale orders entered into in the ordinary course of business consistent with past practice);

(ii) all sales, advertising, agency, lobbying, broker, sales promotion, market research, marketing or similar contracts and agreements, in each case requiring the payment of any commissions by the Company Group in excess of $1,000,000 annually;

(iii) all employment Contracts, employee leasing Contracts, and consultant and sales representatives Contracts with any current or former officer, director, employee or consultant of the Company Group or other Person, under which the Company Group (A) has continuing obligations for payment of annual compensation of at least $300,000 (other than oral arrangements for at-will employment), (B) has material severance or post termination obligations to such Person (other than COBRA obligations in excess of $20,000, or (C) has an obligation to make a payment in excess of $20,000 upon consummation of the transactions contemplated hereby or as a result of a change of control of the Company Group;

(iv) all Contracts creating a material joint venture, material strategic alliance, material limited liability company and partnership agreements to which the Company Group is a party;

(v) all Contracts relating to any material acquisitions or dispositions of assets by the Company Group in excess of $1,000,000;

(vi) all Contracts relating to material secrecy, confidentiality and nondisclosure agreements restricting the conduct of the Company Group or substantially limiting the freedom of the Company Group to compete in any line of business or with any Person or in any geographic area;

(vii) all Contracts relating to material patents, trademarks, service marks, trade names, brands, copyrights, trade secrets, license and other material Intellectual Property Rights of the Company Group, other than (i) “shrink wrap” licenses, and (ii) non-exclusive licenses granted in the ordinary course of business;

(viii) all Contracts providing for material guarantees, indemnification arrangements and other hold harmless arrangements made or provided by the Company Group, including all ongoing agreements for repair, warranty, maintenance, service, indemnification or similar obligations

(ix) all Contracts with or pertaining to the Company Group to which any 10% Shareholder is a party;

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(x) other than the ordinary course of business, all Contracts relating to property or assets (whether real or personal, tangible or intangible) in which the Company Group holds a leasehold interest (including the Leases) and which involve payments to the lessor thereunder in excess of $1,000,000 per month;

(xi) all Contracts relating to outstanding Indebtedness, including financial instruments of indenture or security instruments (typically interest-bearing) such as notes, mortgages, loans and lines of credit, except any such Contract with an aggregate outstanding principal amount not exceeding $6,000,000;

(xii) any Contract relating to the voting or control of the equity interests of the Company Group or the election of directors of the Company (other than the Organizational Documents of the Company Group);

(xiii) any Contract that can be terminated, or the provisions of which are altered so that the purpose of the Contract cannot be achieved, as a result of the consummation of the transactions contemplated by this Agreement or any of the Additional Agreements to which the Company Group is a party; and

(xiv) any Contract for which any of the benefits, compensation or payments (or the vesting thereof) with respect to a director, officer, employee or consultant of a member of Company Group will be increased or accelerated by the consummation of the transactions contemplated hereby or the amount or value thereof will be calculated on the basis of any of the transactions contemplated by this Agreement.

(b) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or set forth on Schedule 5.16(b), (i) each Material Contract is a valid and binding agreement, and is in full force and effect, and neither the Company Group nor, to the Company Group’s knowledge, any other party thereto, is in breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Material Contract, (ii) the Company Group has not assigned, delegated, or otherwise transferred any of its rights or obligations with respect to any Material Contracts, or granted any power of attorney with respect thereto or to any of the Company Group’s assets, (iii) no Contract (A) requires the Company Group to post a bond or deliver any other form of security or payment to secure its obligations thereunder or (B) imposes any non-competition covenants that may be binding on, or restrict the Business or require any payments by or with respect to Purchaser or any of its Affiliates. The Company Group previously provided to the Purchaser Parties true and correct fully executed copies of each written Material Contract.

(c) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or set forth on Schedule 5.16(c), none of the execution, delivery or performance by the Company Group of this Agreement or Additional Agreements to which the Company Group is a party or the consummation by the Company Group of the transactions contemplated hereby or thereby constitutes a default under or gives rise to any right of termination, cancellation or acceleration of any obligation of the Company or to a loss of any material benefit to which the Company Group is entitled under any provision of any Material Contract.

(d) Except would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or as set forth on Schedule 5.16(d), the Company Group is in compliance with all covenants, including all financial covenants, in all notes, indentures, bonds and other instruments or agreements evidencing any Indebtedness.

5.17 Licenses and Permits. Schedule 5.17 correctly lists each material license, franchise, permit, order or approval or other similar authorization affecting, or relating in any way to, the Business, together with the name of the Authority issuing the same (the “Permits”). Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or set forth on Schedule 5.17, such Permits are valid and in full force and effect, and none of the Permits will, assuming the related third party consent has been obtained or waived prior to the Closing Date, be terminated or impaired or become terminable as a result of the transactions contemplated hereby. Other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company Group has all Permits necessary to operate the Business.

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5.18 Compliance with Laws. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or set forth on Schedule 5.18, the Company Group is not in violation of, has not violated, and to the Company Group’s knowledge, is neither under investigation with respect to nor has been threatened to be charged with or given notice of any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Authority, domestic or foreign, nor is there any basis for any such charge and within the last 24 months the Company Group has not received any subpoenas by any Authority. Except as set forth on Schedule 5.18, and to the Company Group’s knowledge, no material permit, license or registration is required by the Company Group in the conduct of the Business under any of the Laws described in this Section 5.18. The WFOE has complied in all material respects with all applicable PRC Laws in connection with foreign exchange.

5.19 Intellectual Property.

(a) Schedule 5.19 sets forth a true, correct and complete list of all material Intellectual Properties owned by the Company Group, specifying as to each, as applicable: (i) the nature of such Intellectual Property Right; (ii) the owner of such Intellectual Property Right; (iii) the jurisdictions by or in which such Intellectual Property Right has been issued or registered or in which an application for such issuance or registration has been filed; and (iv) licenses, sublicenses and other agreements pursuant to which any Person is authorized to use such Intellectual Properties.

(b) Within the past two (2) years the Company Group has not been sued or charged in writing with or been a defendant in any Action that involves a claim of infringement of any Intellectual Property Rights, and the Company Group has no knowledge of any other claim of infringement by the Company Group, and no knowledge of any continuing infringement by any other Person of any Intellectual Property Rights of the Company Group.

(c) To the knowledge of the Company Group, the current use by the Company Group of the Intellectual Property Rights does not infringe, and will not infringe, the rights of any other Person in any material respect.

(d) Except as disclosed on Schedule 5.19(d), all employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any material copyrights, patents or trade secrets on behalf of the Company Group or any predecessor in interest thereto either: (i) is a party to a “work-for-hire” agreement under which the Company Group is deemed to be the original owner/author of all property rights therein; or (ii) has executed an assignment or an agreement to assign in favor of the Company Group (or such predecessor in interest, as applicable) all right, title and interest in such material.

(e) None of the execution, delivery or performance by the Company Group of this Agreement or any of the Additional Agreements to which the Company Group is a party or the consummation by the Company Group of the transactions contemplated hereby or thereby will cause any material item of Intellectual Property Rights owned, licensed, used or held for use by the Company Group immediately prior to the Closing to not be owned, licensed or available for use by the Company Group on substantially the same terms and conditions immediately following the Closing in any material respect.

(f) The Company Group has taken reasonable measures to safeguard and maintain the confidentiality and value of all trade secrets and other items of Company Intellectual Property that are confidential and all other confidential information, data and materials licensed by the Company Group or otherwise used in the operation of the Business.

5.20 Customers and Suppliers.

(a) A list of the top ten (10) customers (by revenue) of the Company Group for the fiscal years ended December 31, 2019 and 2020 (collectively, the “Material Customers”), and the aggregate amount of consideration paid to Company Group by each Material Customer during each such period, has been provided to it. Except as set forth in Schedule 5.20(a), as of the Signing Date, no such Material Customer has expressed to the Company Group in writing, and the Company Group has no knowledge of, any Material Customer’s intention to cancel or otherwise terminate, or materially reduce or adversely modify, its relationship with Company Group or of a material breach of the terms of any

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contract with such Material Customer. As of the Signing Date, no Material Customer has asserted or, to the Company Group’s knowledge, threatened to assert a force majeure event or anticipated inability to perform, in whole or in part, arising out of the COVID-19 pandemic.

(b) Lists of the top ten (10) vendors to and/or suppliers of (by spend) the Company Group for the fiscal years ended December 31, 2019 and 2020 (collectively, the “Material Suppliers”), and the amount of consideration paid to each Material Supplier by each Group Party during each such period, has been provided. Except as set forth in Schedule 5.20(b), no Material Supplier is the sole source of the goods or services supplied by such Material Supplier.

5.21 Accounts Receivable and Payable; Loans.

(a) To the Company Group’s knowledge, all accounts receivables and notes of the Company Group reflected on the Financial Statements, and all accounts receivable and notes arising subsequent to the date thereof, represent valid obligations arising from services actually performed or goods actually sold by the Company Group in the ordinary course of business consistent with past practice. To the Company Group’s knowledge, the accounts payable of the Company Group reflected on the Financial Statements, and all accounts payable arising subsequent to the date thereof, arose from bona fide transactions in the ordinary course consistent with past practice or approved by the board of directors or shareholders pursuant to the Charter Document of Company Group.

(b) To the Company Group’s knowledge, there is no contest, claim, or right of setoff in any agreement with any maker of an account receivable or note relating to the amount or validity of such account, receivables or note that could reasonably result in a Material Adverse Effect. To the Company Group’s knowledge, except as set forth on Schedule 5.21(b), all accounts, receivables or notes are good and collectible in the ordinary course of business or approved by the board of directors or shareholders pursuant to the Charter Document of Company Group.

(c) The information set forth on Schedule 5.21(c) separately identifies any and all accounts receivables or notes of the Company Group which are owed by any other entities except for Affiliate of the Company Group as of the Balance Sheet Date and which are not reflected on the Financial Statements. Except as set forth on Schedule 5.21(c), the Company Group is not indebted to any other entities except for Affiliate of the Company Group and no entities except for Affiliate of the Company Group are indebted to the Company Group.

5.22 Pre-payments. Except as set forth on Schedule 5.22, the Company Group has not received any payments with respect to any services to be rendered or goods to be provided after the Closing except in the ordinary course of business or those reflected on the Financial Statements.

5.23 Employees.

(a) Schedule 5.23(a) sets forth a true, correct and complete list of each of the Key Personnel of the Company Group as of March 31, 2021, setting forth the name, title for each such person.

(b) Except as set forth on Schedule 5.23(b), the Company Group is not a party to or subject to any employment contract, consulting agreement, collective bargaining agreement, confidentiality agreement restricting the activities of the Company Group, non-competition agreement restricting the activities of the Company Group, or any similar agreement, and there has been no activity or proceeding by a labor union or representative thereof to organize any employees of the Company Group.

(c) There are no pending or, to the knowledge of the Company Group, threatened claims or proceedings against the Company Group under any worker’s compensation policy or long-term disability policy.

5.24 Employment Matters.

(a) Schedule 5.24(a) sets forth a true and complete list of (i) the form of employment agreement and if applicable, commission agreement (the “Labor Agreements” ), and (ii) each employee group or executive medical, life, or disability insurance plan, and each incentive, bonus, profit sharing, retirement, deferred compensation, equity, phantom stock, stock option, stock purchase, stock appreciation right or severance plan of the Company Group now in effect or under which the Company Group has any obligation, or any understanding between the Company Group

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and any employee concerning the terms of such employee’s employment that does not apply to the Company Group’s employees generally. The Company Group has previously delivered to the Purchaser Parties true and complete copies of such forms of the Labor Agreements and each generally applicable employee handbook or policy statement of the Company Group.

(b) Except as disclosed on Schedule 5.24(b):

(i) to the knowledge of the Company Group, no current employee of the Company Group, in the ordinary course of his or her duties, has breached any obligation to a former employer in respect of any covenant against competition or soliciting clients or employees or servicing clients or confidentiality or any proprietary right of such former employer; and

(ii) the Company Group is not a party to any collective bargaining agreement, does not have any material labor relations disputes, and there is no pending representation question or union organizing activity respecting employees of the Company Group.

5.25 Withholding. Except as disclosed on Schedule 5.25, all obligations of the Company Group applicable to its employees, whether arising by operation of Law, by contract, by past custom or otherwise, or attributable to payments by the Company Group to trusts or other funds or to any governmental agency, with respect to unemployment compensation benefits, social security benefits or any other benefits for its employees with respect to the employment of said employees through the date hereof have been paid or adequate accruals therefor have been made on the Financial Statements, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed on Schedule 5.25, all reasonably anticipated obligations of the Company Group with respect to such employees (except for those related to wages during the pay period immediately prior to the Closing Date and arising in the ordinary course of business), whether arising by operation of Law, by contract, by past custom, or otherwise, for salaries and holiday pay, bonuses and other forms of compensation payable to such employees in respect of the services rendered by any of them prior to the date hereof have been or will be paid by the Company Group prior to the Closing Date, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

5.26 Real Property.

(a) Except as set forth on Schedule 5.26, the Company Group does not own any Real Property. Other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company Group has good, valid and subsisting title to its respective owned Real Property described on Schedule 5.26, free and clear of all Liens (except for the Permitted Liens).

(b) With respect to each Lease and to the Company Group’s knowledge: (i) each Lease is valid, binding and in full force and effect; (ii) all rents and additional rents and other sums, expenses and charges due thereunder have been paid unless the non-payment are due to circumstances beyond the Company Group’s control; (iii) the lessee has been in peaceable possession since the commencement of the original term thereof; (iv) no waiver, indulgence or postponement of the lessee’s obligations thereunder has been granted by the lessor; (v) there exist no default or event of default thereunder by the Company Group; and (vi) there are no outstanding claims of breach or indemnification or notice of default or termination thereunder, in cases of each of clauses (i) through (vi), other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. The Company Group holds the leasehold estate on the Lease free and clear of all Liens, except for the Permitted Liens and the Liens of mortgagees of the Real Property in which such leasehold estate is located. The Real Property leased by the Company Group is in a state of maintenance and repair in all material respects adequate and suitable for the purposes for which it is presently being used in all material respects, and there are no material repair or restoration works likely to be required in connection with any of the leased Real Properties other than as would, individually or in the aggregate, would cost the Company Group less than $300,000 on an annual basis to repair or otherwise remediate for any single Real Property.

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5.27 Accounts. Schedule 5.27 sets forth a true, complete and correct list of the checking accounts, deposit accounts, safe deposit boxes, and brokerage, commodity and similar accounts of the Company, including the account number and name, the name of each depositary or financial institution and the address where such account is located and the authorized signatories thereto.

5.28 Tax Matters.

(a) Except in each case as to matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company Group has duly and timely filed all Tax Returns which are required to be filed by or with respect to it, and has paid all Taxes which have become due; (ii) all such Tax Returns are true, correct and complete and accurate and disclose all Taxes required to be paid; (iii) except as set forth on Schedule 5.28(a), all such Tax Returns have been examined by the relevant Taxing Authority or the period for assessment for Taxes in respect of such Tax Returns has expired; (iv) there is no Action, pending or proposed in writing or, to the knowledge of the Company Group, threatened, with respect to Taxes of the Company Group or for which a Lien may be imposed upon any of the Company Group’s assets; (v) no statute of limitations in respect of the assessment or collection of any Taxes of the Company Group for which a Lien may be imposed on any of the Company Group’s assets has been waived or extended, which waiver or extension is in effect, except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business; (vi) to the knowledge of the Company Group, the Company Group has complied with all applicable Laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over to the applicable Taxing Authority and reported all Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by the Company Group; (vii) to the knowledge of the Company Group, no stock transfer Tax, sales Tax, use Tax, real estate transfer Tax or other similar Tax will be imposed on the transfer of the securities to Purchaser pursuant to this Agreement or otherwise with respect to or as a result of any transaction contemplated by this Agreement; (viii) none of the assets of the Company Group is required to be treated as owned by another Person for U.S. federal income Tax purposes pursuant to Section 168(f)(8) of the Code (as in effect prior to its amendment by the Tax Reform Act of 1986); (ix) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of the Company Group; (x) there is no outstanding request for a ruling from any Taxing Authority, request for a consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority, or closing agreement with any Taxing Authority (within the meaning of Section 7121 of the Code or any analogous provision of the applicable Law), with respect to the Company Group; (xi) except as set forth on Schedule 5.28(xi), no claim has been made by a Taxing Authority in a jurisdiction where the Company Group has not paid any tax or filed Tax Returns, asserting that the Company Group is or may be subject to Tax in such jurisdiction; (xii) there is no outstanding power of attorney from the Company Group authorizing anyone to act on behalf of the Company Group in connection with any Tax, Tax Return or Action relating to any Tax or Tax Return of the Company Group; (xiii) the Company Group is not, and has ever been, a party to any Tax sharing or Tax allocation Contract, other than any customary commercial contract the principal subject of which is not Taxes; and (xiii) the Company Group is not currently and has never been included in any consolidated, combined or unitary Tax Return other than a Tax Return that includes only the Company Group.

(b) The unpaid Taxes of the Company Group for the current fiscal year (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Financial Statements and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company Group in filing its Tax Return.

5.29 Environmental Laws.

(a) Except as set forth on Schedule 5.29, the Company Group has not (i) received any written notice of any alleged claim, violation of or Liability under any Environmental Law which has not heretofore been cured or for which there is any remaining liability; (ii) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials, arranged for the disposal, discharge, storage or release of any Hazardous Materials, or exposed any employee or other individual to any Hazardous Materials so as to give rise to any Liability or corrective or remedial obligation under any Environmental Laws; or (iii) entered into any agreement that may require it to

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guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to liabilities arising out of Environmental Laws or the Hazardous Materials Activities of the Company Group, except in each case as would not, individually or in the aggregate, have a Material Adverse Effect.

(b) The Company Group has delivered to the Purchaser Parties all material records in its possession concerning the Hazardous Materials Activities of the Company Group (if any) and all environmental audits and environmental assessments in the possession or control of the Company Group of any facility currently owned, leased or used by the Company Group which identifies the potential for any violations of Environmental Law or the presence of Hazardous Materials on any property currently owned, leased or used by the Company Group (if any).

(c) Except as set forth on Schedule 5.29(c) and to the knowledge of the Company Group, there are no Hazardous Materials in, on, or under any properties owned, leased or used at any time by the Company Group such as could give rise to any material liability or corrective or remedial obligation of the Company Group under any Environmental Laws.

5.30 Finders’ Fees. Except as set forth on Schedule 5.30, with respect to the transactions contemplated by this Agreement, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company Group or any of Affiliates who might be entitled to any fee or commission from the Parent, Purchaser or any of its Affiliates (including the Company Group following the Closing) upon consummation of the transactions contemplated by this Agreement.

5.31 Powers of Attorney and Suretyships. Except as set forth on Schedule 5.31, the Company Group does not have any general or special powers of attorney outstanding (whether as grantor or grantee thereof) outside the Company Group or any obligation or liability (whether actual, accrued, accruing, contingent, or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person outside the Company Group or other than as reflected in the Financial Statements.

5.32 Directors and Officers. Schedule 5.32 sets forth a true, correct and complete list of all directors and officers of the Company.

5.33 Other Information. Neither this Agreement nor any of the documents or other information made available to the Purchaser Parties or their Affiliates, attorneys, accountants, agents or representatives pursuant hereto or in connection with Purchaser’s due diligence review of the Business, the Company share capital, the Company Group’s assets or the transactions contemplated by this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained therein not misleading. The Company Group has provided the Purchaser Parties with all material information regarding the Business requested by the Purchaser Parties in writing.

5.34 Certain Business Practices. To the knowledge of the Company Group, neither the Company Group, nor any director, officer, agent or employee of the Company Group (in their capacities as such) has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or (iii) made any other unlawful payment. To the knowledge of the Company Group, neither the Company Group, nor any director, officer, agent or employee of the Company Group (nor any Person acting on behalf of any of the foregoing, but solely in his or her capacity as a director, officer, employee or agent of the Company Group) has, since September 2015, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Company Group or assist the Company Group in connection with any actual or proposed transaction, in each case, which, if not given could reasonably be expected to have had a Material Adverse Effect on the Company Group, or which, if not continued in the future, could reasonably be expected to adversely affect the business or prospects of the Company Group that could reasonably be expected to subject the Company Group to suit or penalty in any private or governmental litigation or proceeding.

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5.35 Money Laundering Laws. The operations of the Company Group are and have been conducted at all times in compliance with applicable laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental Authority (collectively, the “Money Laundering Laws”), and no Action involving the Company Group with respect to the Money Laundering Laws is pending or, to the knowledge of the Company Group, threatened.

5.36 Not an Investment Company. The Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PURCHASER PARTIES

The Purchaser Parties hereby, jointly and severally, represent and warrant to the Company Group that, except as disclosed in the Parent SEC Documents, each of the following representing representations and warranties is true, correct and complete as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date):

6.1 Corporate Existence and Power. Parent is a company duly incorporated, validly existing and in good standing under the BVI Law. Each of Purchaser and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. Each of the Purchaser Parties has all power and authority, corporate and otherwise, and all governmental licenses, franchises, Permits, authorizations, consents and approvals required to own and operate its properties and assets and to carry on its business as presently conducted and as proposed to be conducted.

6.2 Corporate Authorization. The execution, delivery and performance by the Purchaser Parties of this Agreement and the Additional Agreements (to which it is a party to) and the consummation by the Purchaser Parties of the transactions contemplated hereby and thereby are within the corporate powers of the Purchaser Parties and have been duly authorized by all necessary corporate action on the part of Purchaser Parties to the extent required by their respective Organizational Documents, applicable Laws or any Contract to which it is a party or by which its securities are bound other than the Required Parent Stockholder Approval (as defined in Section 10.1(f)). This Agreement has been duly executed and delivered by the Purchaser Parties and it constitutes, and upon their execution and delivery, the Additional Agreements (to which it is a party to) will constitute, a valid and legally binding agreement of the Purchaser Parties, enforceable against them in accordance with their representative terms.

6.3 Governmental Authorization. Other than as required under applicable Laws, neither the execution, delivery nor performance by the Purchaser Parties of this Agreement or any Additional Agreements requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with any Authority.

6.4 Non-Contravention. The execution, delivery and performance by the Purchaser Parties of this Agreement or any Additional Agreements do not and will not (i) provide that holders of fewer than the number of Parent Ordinary Shares specified in the Parent’s Organizational Documents exercise its redemption rights with respect to such transaction, contravene or conflict with the organizational or constitutive documents of Purchaser, or (ii) contravene or conflict with or constitute a violation of any provision of any Law, judgment, injunction, order, writ, or decree binding upon the Purchaser Parties, except, in each case of clauses (i) and (ii), for any contravention or conflicts that would not reasonably be expected to have a Material Adverse Effect on the Purchaser Parties.

6.5 Finders’ Fees. Except for the Deferred Underwriting Amount and the Advisory Fees, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Parent, Purchaser or their Affiliates who might be entitled to any fee or commission from the Company, or any of its Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Additional Agreements.

6.6 Issuance of Shares. The Closing Payment Shares, when issued in accordance with this Agreement, will be duly authorized and validly issued, and will be fully paid and nonassessable.

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6.7 Capitalization.

(a) Parent is authorized to issue an unlimited number of shares of a single class each with no par value, of which 7,566,250 Parent Ordinary Shares are issued and outstanding as of the date hereof. 460,000 Parent Ordinary Shares are reserved for issuance upon the exercise of the Parent Units underlying the Parent UPO, and another 3,660,000 Parent Ordinary Shares are reserved for issuance with respect to the Parent Warrants and Parent Rights. Except as set forth in Schedule 6.7 (a), no other shares or other securities of Parent are issued, reserved for issuance or outstanding. All issued and outstanding Parent Ordinary Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of BVI Law, the Parent’s Organizational Documents or any contract to which Parent is a party or by which Parent is bound. Except as set forth in the Parent’s Organizational Documents, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any Parent Ordinary Shares or any capital equity of Parent. There are no outstanding contractual obligations of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b) At the date of this Agreement, the authorized share capital of the Purchaser is $50,000 divided into 500,000,000 shares, par value $0.0001 per share, of which one (1) share of the Purchaser is issued and outstanding as of the date hereof. No other shares or other voting securities of Purchaser are issued, reserved for issuance or outstanding. All issued and outstanding shares of the Purchaser are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Cayman Islands Law, the Purchaser’s Organizational Documents or any contract to which Purchaser is a party or by which Purchaser is bound. Except as set forth in the Purchaser’s Organizational Documents, there are no outstanding contractual obligations of Purchaser to repurchase, redeem or otherwise acquire any Purchaser Ordinary Shares or any capital equity of Purchaser. There are no outstanding contractual obligations of Purchaser to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(c) At Closing, the authorized share capital of the Purchaser shall be US$50,000 divided into 500,000,000 shares of par value of US$0.0001 each, comprising of 400,000,000 class A ordinary shares of par value of US$0.0001 each, and 100,000,000 class B ordinary shares of par value of US$0.0001. As of immediately prior to the Closing, there shall have 7,566,250 Purchaser Class A Ordinary Shares (assuming no conversion of Parent Excluded Shares), 0 Purchaser Class B Ordinary Shares, 3,050,000 Purchaser Warrants, 610,000 Purchaser Rights and one (1) Purchaser UPO issued and outstanding. No other shares or other voting securities of Purchaser are issued, reserved for issuance or outstanding. All issued and outstanding Purchaser Ordinary Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Cayman Islands Law, the Purchaser’s Organizational Documents or any contract to which Purchaser is a party or by which Purchaser is bound. Except as set forth in the Purchaser’s Organizational Documents, there are no outstanding contractual obligations of Purchaser to repurchase, redeem or otherwise acquire any Purchaser Ordinary Shares or any capital equity of Purchaser. There are no outstanding contractual obligations of Purchaser to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(d) The authorized share capital of Merger Sub is $50,000 divided into 500,000,000 ordinary shares, par value $0.0001 per share (the “Merger Sub Ordinary Share”) of which one (1) share of Merger Sub Ordinary Share is issued and outstanding. No other shares or other voting securities of Merger Sub are issued, reserved for issuance or outstanding. All issued and outstanding of Merger Sub Ordinary Share(s) are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Cayman Islands Law, the Merger Sub’s Organizational Documents or any contract to which Merger Sub is a party or by which Merger Sub is bound. Except as set forth in the Merger Sub’s Organizational Documents, there are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any Merger Sub Ordinary Share(s) or any share capital or equity of Merger Sub. There are no outstanding contractual obligations of Merger Sub to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

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(e) Except for securities described in the foregoing sub-sections of this Section 6.7 or as set forth in Schedule 6.7(a), the Purchaser Parties have not issued any share capital, options, warrants, preemptive rights, calls, convertible or exchangeable securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of the Purchaser Parties or obligating any Purchaser Party to issue or sell any share capital or other equity or voting securities or interests in any Purchaser Party. The Purchaser Parties are not party to, or otherwise bound by, and the Purchaser Parties have not granted, any equity appreciation rights, participations, phantom equity or similar rights.

6.8 Information Supplied. None of the information supplied or to be supplied by the any Purchaser Party expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to Parent’s stockholders with respect to the solicitation of proxies to approve the transactions contemplated hereby will, at the date of filing and/ or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by Parent or that is included in the Parent SEC Documents).

6.9 Trust Fund. As of the date of this Agreement, the Parent has at least $57,500,000 in the trust fund established by the Parent for the benefit of its public stockholders (the “Trust Fund”) in a United States-based account at JP Morgan Chase, N.A., maintained by Continental Stock Transfer & Trust Company, LLC (the “Continental”) acting as trustee (the “Trust Account”), and such monies are invested in “government securities” (as such term is defined in the Investment Company Act of 1940, as amended) and held in trust by Continental pursuant to the Investment Management Trust Agreement.

6.10 Listing. As of the date hereof, the Parent Units, Parent Ordinary Shares, Parent Warrants and Parent Rights are listed on the Nasdaq Capital Market, with trading symbols “GBRGU,” “GBRG,” “GBRGW,” and “GBRGR.”

6.11 Board Approval. Each of the Parent Board (including any required committee or subgroup of such boards), the sole director of the Purchaser and the sole director of the Merger Sub have, as of the date of this Agreement, unanimously (i) declared the advisability of the transactions contemplated by this Agreement, (ii) determined that the transactions contemplated hereby are in the best interests of the stockholders or shareholders of the Purchaser Parties, as applicable, and (iii) solely with respect to the Parent Board, determined that the transactions contemplated hereby constitutes a “Business Combination” as such term is defined in Parent’s Organizational Documents.

6.12 Parent SEC Documents and Financial Statements.

(a) Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC since Parent’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement (the “Additional Parent SEC Documents”). Parent has made available to the Company copies in the form filed with the SEC of all of the following, except to the extent available in full without redaction on the SEC’s website through EDGAR for at least two (2) days prior to the date of this Agreement: (i) Parent’s Annual Reports on Form 10-K for each fiscal year of Parent beginning with the first year Parent was required to file such a form, (ii) Parent’s Quarterly Reports on Form 10-Q for each fiscal quarter of Parent beginning with the first quarter Parent was required to file such a form, (iii) all proxy statements relating to Parent’s meetings of stockholders (whether annual or special) held, and all information statements relating to stockholder consents, since the beginning of the first fiscal year referred to in clause (i) above, (iv) its Form 8-Ks filed since the beginning of the first fiscal year referred to in clause (i) above, and (v) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 6.12) filed by Parent with the SEC since Parent’s formation (the forms, reports, registration statements and other documents referred to in clauses (i), (ii), (iii), and (iv) above, whether or not available through EDGAR, are, collectively, the

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“Parent SEC Documents”). The Parent SEC Documents were, and the Additional Parent SEC Documents will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Documents did not, and the Additional Parent SEC Documents will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any Parent SEC Document or Additional Parent SEC Document has been or is revised or superseded by a later filed Parent SEC Document or Additional Parent SEC Document, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As used in this Section 6.12, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The Parent Financial Statements are complete and accurate and fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis in all material respects and Regulation S-X or Regulation S-K, as applicable, the financial position of the Purchaser as of the dates thereof and the results of operations of the Purchaser for the periods reflected therein. The Parent Financial Statements (i) were prepared from the Books and Records of the Parent; (ii) were prepared on an accrual basis in accordance with U.S. GAAP consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Parent’s financial condition as of their dates; and (iv) contain and reflect adequate provisions for all material Liabilities for all material Taxes applicable to the Parent with respect to the periods then ended.

(c) Except as specifically disclosed, reflected or fully reserved against in the Parent Financial Statements, and for liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since the Parent’s formation, there are no material liabilities, debts or obligations (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise) relating to the Purchaser Parties or their subsidiaries. All debts and Liabilities, fixed or contingent, which should be included under U.S. GAAP on a balance sheet are included in the Parent Financial Statements.

6.13 Litigation. There is no Action (or any basis therefore) pending against any Purchaser Party, any of its officers or directors or any of its securities or any of its assets or Contracts before any court, Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Additional Agreements. There are no outstanding judgments against the Purchaser Parties. No Purchaser Party is, and has previously been, subject to any legal proceeding with any Authority.

6.14 Compliance with Laws. No Purchaser Party is in violation of, has violated, under investigation with respect to any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Authority, domestic or foreign, nor is there any basis for any such charge and the Purchaser has not previously received any subpoenas by any Authority.

6.15 Money Laundering Laws. The operations of the Purchaser Parties are and have been conducted at all times in compliance with the Money Laundering Laws, and no Action involving the Purchaser Parties with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser Parties, threatened.

6.16 OFAC. Neither the Purchaser Parties, nor any director or officer of the Purchaser Parties (nor, to the knowledge of the Purchaser Parties, any agent, employee, affiliate or Person acting on behalf of the Purchaser Parties) is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the OFAC; and the Purchaser Parties have not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any subsidiary, joint venture partner or other Person, in connection with any sales or operations in Balkans, Belarus, Burma, Cote D’Ivoire (Ivory Coast), Cuba, Democratic Republic of Congo, Iran, Iraq, Liberia, North Korea, Sudan, Syria, and Zimbabwe or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the previous fiscal years.

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6.17 Not an Investment Company. The Parent is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

6.18 Tax Matters.

(a) Except in each case as to matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Purchaser Party has duly and timely filed all Tax Returns which are required to be filed by or with respect to it, and has paid all Taxes which have become due; (ii) all such Tax Returns are true, correct and complete and accurate and disclose all Taxes required to be paid; (iii) all such Tax Returns have been examined by the relevant Taxing Authority or the period for assessment for Taxes in respect of such Tax Returns has expired; (iv) there is no Action, pending or proposed in writing or, to the knowledge of the Purchaser Parties, threatened, with respect to Taxes of the Purchaser Parties or for which a Lien may be imposed upon any of either of the Purchaser Parties’ assets; (v) no statute of limitations in respect of the assessment or collection of any Taxes of the Purchaser Parties for which a Lien may be imposed on any of the Purchaser Parties’ assets has been waived or extended, which waiver or extension is in effect, except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business; (vi) to the knowledge of the Purchaser Parties, the Purchaser Parties complied with all applicable Laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over to the applicable Taxing Authority and reported all Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by the Purchase Parties; (vii) to the knowledge of the Purchaser Parties, no stock transfer Tax, sales Tax, use Tax, real estate transfer Tax or other similar Tax will be imposed on the transfer of the securities to Purchaser pursuant to this Agreement or otherwise with respect to or as a result of any transaction contemplated by this Agreement; (viii) none of the assets of the Purchaser Parties is required to be treated as owned by another Person for U.S. federal income Tax purposes pursuant to Section 168(f)(8) of the Code (as in effect prior to its amendment by the Tax Reform Act of 1986); (ix) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of the Purchaser Parties; (x) there is no outstanding request for a ruling from any Taxing Authority, request for a consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority, or closing agreement with any Taxing Authority (within the meaning of Section 7121 of the Code or any analogous provision of the applicable Law), with respect to the Purchaser Parties; (xi) no claim has been made by a Taxing Authority in a jurisdiction where the Purchaser Parties have not paid any tax or filed Tax Returns, asserting that the any of the Purchaser Parties is or may be subject to Tax in such jurisdiction; (xii) there is no outstanding power of attorney from either of the Purchaser Parties authorizing anyone to act on behalf of such party in connection with any Tax, Tax Return or Action relating to any Tax or Tax Return of that party; (xiii) no Purchaser Party is, or has ever been, a party to any Tax sharing or Tax allocation Contract, other than any customary commercial contract the principal subject of which is not Taxes; and (xiv) the neither Purchaser Party is currently or has ever been included in any consolidated, combined or unitary Tax Return other than a Tax Return that includes only the Purchaser Parties.

(b) The unpaid Taxes of the Purchaser Parties for the current fiscal year (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Financial Statements and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Purchaser Parties in filing its Tax Return.

6.19 Contracts. Schedule 6.18 lists all material Contracts, oral or written to which any of the Purchaser Parties is a party other than those available in full without redaction on the SEC’s website through EDGAR.

6.20 No Alternative Transactions. Parent Party is not engaged in negotiations or discussions with respect to any Alternative Transactions, and all negotiations and discussions relating to potential Alternative Transactions have been terminated.

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ARTICLE VII
COVENANTS OF THE COMPANY GROUP AND THE PURCHASER PARTIES PENDING CLOSING

Each of the Company Group and the Purchaser Parties covenants and agrees that:

7.1 Conduct of the Business

(a) From the date hereof through the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall, and shall cause its Subsidiaries and Controlled entities to, conduct their respective business only in the ordinary course, (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices, and shall not enter into any material transactions without the prior written consent of the other party, and shall use its best efforts to preserve intact its business relationships with employees, clients, suppliers and other third parties. Without limiting the generality of the foregoing, from the date hereof until and including the Closing Date, without the Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), the Company Group shall not:

(i) materially amend, modify or supplement its Organizational Documents other than pursuant to this Agreement;

(ii) amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way, any Contract or any other right or asset of the Company Group other than in ordinary course of business consistent with past practice (individually or in the aggregate), which involve payments in excess of $500,000;

(iii) modify, amend or enter into any contract, agreement, license or, commitment, which obligates the payment of more than $500,000 out of ordinary course of business consistent with past practice (individually or in the aggregate);

(iv) make any capital expenditures in excess of $1,000,000 (individually or in the aggregate, other than in the ordinary course of business);

(v) sell, lease, license or otherwise dispose of any of the Company Group’s assets or assets covered by any Contract except (i) pursuant to existing contracts or commitments disclosed herein, (ii) sales of Inventory in the ordinary course consistent with past practice, and (iii) not exceeding $1,000,000 except in the ordinary course of business consistent with past practice;

(vi) accept returns of products sold from Inventory except in the ordinary course, consistent with past practice;

(vii) pay, declare or promise to pay any dividends or other distributions with respect to its capital stock or share capital, or pay, declare or promise to pay any other payments to any stockholder or shareholder (other than, in the case of any stockholder or shareholder that is an employee, payments of salary accrued in said period at the current salary rate except as provided in existing employment agreements);

(viii) authorize any salary increase of more than 10% for any employee making an annual salary equal to or greater than $300,000 or in excess of $300,000 in the aggregate on an annual basis or change the bonus or profit sharing policies of the Company Group;

(ix) obtain or incur any loan or other Indebtedness in excess of $3,000,000, including drawings under the Company Group’s existing lines of credit;

(x) suffer or incur any Lien on the Company Group’s assets, except for Permitted Liens or the Liens incurred in the ordinary course of business consistent with past practice;

(xi) suffer any damage, destruction or loss of property out of ordinary course of business related to any of the Company Group’s assets, whether or not covered by insurance, the aggregate value of which, following any available insurance reimbursement, exceed $1,000,000;

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(xii) merge or consolidate with or acquire any other Person or be acquired by any other Person;

(xiii) suffer any insurance policy protecting any of the Company Group’s assets with an aggregate coverage amount in excess of $100,000 to lapse;

(xiv) make any change in its accounting principles other than in accordance with the applicable accounting policies or methods or write down the value of any Inventory or assets other than in the ordinary course of business consistent with past practice;

(xv) change the principal place of business or jurisdiction of organization other than pursuant to the Reincorporation Merger;

(xvi) extend any loans other than travel or other expense advances to employees in the ordinary course of business or with the principal amount not exceeding $250,000;

(xvii) issue, redeem or repurchase any capital stock or share, membership interests or other securities, or issue any securities exchangeable for or convertible into any share or any shares of its capital stock other than pursuant to the Company Plan;

(xviii) make or change any material Tax election or change any annual Tax accounting periods;

(xix) take any action that would reasonably be expected to cause the Acquisition Merger to fail to qualify for the Intended Tax Treatment; or

(xx) undertake any legally binding obligation to do any of the foregoing.

(b) From the date hereof through the Closing Date, the Parent and the Purchaser after the Reincorporation Effective Time shall remain a “blank check company” as defined under the Securities Act, shall not conduct any business operations other than in connection with this Agreement and ordinary course operations to maintain its status as a Nasdaq-listed special purpose acquisition company pending the completion of the transactions contemplated hereby. Without limiting the generality of the foregoing, through the Closing Date, other than in connection with the transactions contemplated by this Agreement, without the other party’s prior written consent (which shall not be unreasonably withheld), the Purchaser Parties shall not, and shall not cause its Subsidiaries to amend, waive or otherwise change the Investment Management Trust Agreement in any manner adverse to the Purchaser Parties.

(c) Neither party shall (i) take or agree to take any action that might make any representation or warranty of such party inaccurate or misleading in any material respect at, or as of any time prior to, the Closing Date or (ii) omit to take, or agree to omit to take, any action necessary to prevent any such representation or warranty from being inaccurate or misleading in any material respect at any such time other than conditions or events of which none of the Company Group can control.

(d) From the date hereof through the earlier of (x) termination of this Agreement in accordance with Article XIII and (y) the Closing, other than in connection with the transactions contemplated hereby, neither the Company Group, on the one hand, nor the Purchaser Parties, on the other hand, shall, and such Persons shall cause each of their respective officers, directors, Affiliates, managers, consultants, employees, representatives (including investment bankers, attorneys and accountants) and agents not to, directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations or discussions with any Person concerning, or make any offers or proposals related to, any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction, (iii) enter into, engage in or continue any discussions or negotiations with respect to an Alternative Transaction with, or provide any non-public information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to an Alternative Transaction or (iv) approve, recommend or enter into any Alternative Transaction or any Contract related to any Alternative Transaction. For purposes of this Agreement, the term “Alternative Transaction” shall mean any of the following transactions involving the Company Group or the Purchaser Parties (other than the transactions contemplated by this Agreement):

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(1) any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, consolidation, liquidation or dissolution or other similar transaction, or (2) any sale, lease, exchange, transfer or other disposition of a material portion of the assets of such Person (other than the sale, the lease, transfer or other disposition of assets in the ordinary course of business) or any class or series of the share capital or capital stock or other equity interests of the Company Group or the Purchaser Parties in a single transaction or series of transactions. In the event that there is an unsolicited proposal for, or an indication of a serious interest in entering into, an Alternative Transaction, communicated in writing to the Company Group or the Purchaser Parties or any of their respective representatives or agents (each, an “Alternative Proposal”), such party shall as promptly as practicable (and in any event within two (2) Business Days after receipt) advise the other parties to this Agreement in writing of such Alternative Proposal and the material terms and conditions of any such Alternative Proposal (including any changes thereto) and the identity of the person making any such Alternative Proposal. The Company Group and the Purchaser Parties shall keep the other parties informed on a reasonably current basis of material developments with respect to any such Alternative Proposal.

7.2 Access to Information. From the date hereof until and including the Closing Date, the Company Group and the Purchaser Parties shall, to the best of their abilities, (a) continue to give the other party, its legal counsel and other representatives full access to the offices, properties, and Books and Records, (b) furnish to the other party, its legal counsel and other representatives such information relating to the business of the Company Group or the Purchaser Parties as such Persons may request and (c) cause its respective employees, legal counsel, accountants and representatives to cooperate with the other party in such other party’s investigation of its business; provided that no investigation pursuant to this Section (or any investigation prior to the date hereof) shall affect any representation or warranty given by the Company Group or the Purchaser Parties and, provided further, that any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company Group or the Purchaser Parties. Notwithstanding anything to the contrary in this Agreement, neither party shall be required to provide the access described above or disclose any information if doing so is reasonably likely to (i) result in a waiver of attorney client privilege, work product doctrine or similar privilege or (ii) violate any contract to which it is a party or to which it is subject or applicable Law, provided that the non-disclosing party must advise the other party that it is withholding such access and/or information and (to the extent reasonably practicable) and provide a description of the access not granted and/or information not disclosed.

7.3 Notices of Certain Events. Each party shall promptly notify the other party of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any Action by or on behalf of such Person or result in the creation of any Lien on any Company Share or share capital or capital stock of the Purchaser Parties or any of the Company Group’s or the Purchaser Parties’ assets;

(b) any notice or other communication from any Authority in connection with the transactions contemplated by this Agreement or the Additional Agreements;

(c) any Actions commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting the consummation of the transactions contemplated by this Agreement or the Additional Agreements;

(d) the occurrence of any fact or circumstance which constitutes or results, or might reasonably be expected to constitute or result, in a Material Adverse Change; and

(e) the occurrence of any fact or circumstance which results, or might reasonably be expected to result, in any representation made hereunder by such party to be false or misleading in any material respect or to omit or fail to state a material fact.

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7.4 SEC Filings.

(a) The Company Group acknowledges that:

(i) the Parent’s stockholders must approve the transactions contemplated by this Agreement prior to the Acquisition Merger contemplated hereby being consummated and that, in connection with such approval, the Parent must call a special meeting of its stockholders requiring Purchaser to prepare and file with the SEC a Proxy Statement and Registration Statement (as defined in Section 9.5);

(ii) the Purchaser Parties will be required to file Quarterly and Annual reports that may be required to contain information about the transactions contemplated by this Agreement; and

(iii) the Parent will be required to file a Form 8-K to announce the transactions contemplated hereby and other significant events that may occur in connection with such transactions.

(b) In connection with any filing the Purchaser Parties make with the SEC that requires information about the transactions contemplated by this Agreement to be included, the Company Group will, and will use its best efforts to cause its Affiliates, in connection with the disclosure included in any such filing or the responses provided to the SEC in connection with the SEC’s comments to a filing, to use their best efforts to (i) cooperate with the Purchaser Parties, (ii) respond to questions about the Company Group required in any filing or requested by the SEC, and (iii) provide any information requested by the Purchaser Parties in connection with any filing with the SEC.

(c) Company Group Cooperation. The Company Group acknowledges that a substantial portion of the filings with the SEC and mailings to each Purchaser Party’s stockholders or shareholders with respect to the Proxy Statement shall include disclosure regarding the Company Group and its management, operations and financial condition. Accordingly, the Company Group agrees to as promptly as reasonably practical provide the Purchaser Parties with such information as shall be reasonably requested by the Purchaser Parties for inclusion in or attachment to the Proxy Statement, that is accurate in all material respects and complies as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and in addition shall contain substantially the same financial and other information about the Company Group and its stockholders or shareholders as is required under Regulation 14A of the Exchange Act regulating the solicitation of proxies. The Company Group understands that such information shall be included in the Proxy Statement and/or responses to comments from the SEC or its staff in connection therewith and mailings. The Company Group shall cause their managers, directors, officers and employees to be reasonably available to the Purchaser Parties and their counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC.

7.5 Financial Information. The Company will deliver to the Purchaser Parties (i) audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2019 and 2020, consisting of the audited consolidated balance sheets as of such dates, the audited consolidated income statements for the twelve (12) month periods ended on such dates, and the audited consolidated cash flow statements for the twelve (12) month periods ended on such dates (the “Audited Financial Statements”) by no later than October 20,, 2021, and (ii) reviewed financial statements of the Company as of and for the six (6) month period ended June 30, 2021, by no later than October 20, 2021, all prepared in conformity with U.S. GAAP under the standards of the Public Company Accounting Oversight Board (the “U.S. GAAP Financial Statements”). The U.S. GAAP Financials shall be (i) prepared from the Books and Records of the Company; (ii) prepared on an accrual basis in accordance with U.S. GAAP; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended. The U.S. GAAP Financial Statements will be complete and accurate and fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein.

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The Company Group will provide additional financial information as reasonably requested by the Purchaser Parties for inclusion in any filings to be made by the Purchaser Parties with the SEC. If reasonably requested by the Purchaser Parties, the Company Group shall use their reasonable best efforts to cause such information reviewed or audited by the Company Group’s auditors.

7.6 Trust Account. The Company Group acknowledges that the Purchaser Parties shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Investment Management Trust Agreement and be paid in sequence of (i) all amounts payable to Parent shareholders holding Parent Ordinary Shares who shall have validly redeemed their Parent Ordinary Shares upon acceptance by the Parent of the Parent Ordinary Shares (the “Share Redemption”), (ii) the expenses of the Purchaser Parties to the third parties to which they are owed, (iii) the Deferred Underwriting Amount to the underwriter in the IPO, (iv) any amounts payable in accordance with any promissory notes issued prior to the Closing, and (v) the remaining monies in the Trust Account to the Purchaser Parties. Except as otherwise expressly provided in the Investment Management Trust Agreement, Purchaser Parties shall not agree to, or permit, any amendment or modification of, or waiver under, the Investment Management Trust Agreement without the prior written consent of the Company.

7.7 Directors’ and Officers’ Indemnification and Insurance.

(a) The parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Purchaser Parties and the Company Group (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents, in each case as in effect on the date of this Agreement, or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and any of the Purchaser Parties or the Company Group, as the case may be, in effect on the date hereof and disclosed in Schedule 7.7(a), shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Reincorporation Effective Time, Purchaser shall cause the Organizational Documents of Purchaser and the Company to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Purchaser Parties to the extent permitted by applicable Law. The provisions of this Section 7.7 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) The Company shall, or shall cause its Affiliates to, obtain and fully pay the premium for a “tail” insurance policy that provides coverage for the benefit of the D&O Indemnified Persons (the “D&O Tail Insurance”) for anytime starting from March 1, 2022 to the sixth anniversary of the Closing Date. that is substantially equivalent to and in any event not less favorable in the aggregate than Parent’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided that in no event shall the Company be required to expend for such policies pursuant to this Section 7.7(b) an annual premium amount in excess of 200% of the amount per annum the Parent paid in its last full fiscal year, which amount is set forth in Schedule 7.7(b). Parent shall cause such D&O Tail Insurance to be maintained in full force and effect, for its full term, and cause the other Purchaser Parties to honor all obligations thereunder.

(c) On the Closing Date, the Purchaser shall enter into customary indemnification agreements reasonably satisfactory to all parties with the individuals set forth on Schedule 7.7(c), which indemnification agreements shall continue to be effective following the Closing.

ARTICLE VIII
COVENANTS OF THE COMPANY GROUP

The Company Group agrees that:

8.1 Reporting and Compliance with Laws. From the date hereof through the Closing Date, the Company Group shall duly and timely file all material Tax Returns required to be filed with the applicable Taxing Authorities, pay any and all Taxes required by any Taxing Authority and duly observe and conform in all material respects, to all applicable Laws and Orders.

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8.2 Reasonable Best Efforts to Obtain Consents. The Company Group shall use its reasonable best efforts to obtain each third party consent which are required in the ordinary course of business as promptly as practicable hereafter.

8.3 Annual and Interim Financial Statements. From the date hereof through the Closing Date, within seventy-five (75) calendar days following the end of each six-month period, the Company Group shall deliver to Purchaser Parties unaudited consolidated financial statements reviewed by the Company’s auditor. The Company Group shall also promptly deliver to the Purchaser Parties copies of any audited annual consolidated financial statements of the Company that the Company’s auditor may issue.

8.4 Key Employees of the Company. Schedule 8.4 lists those employees designated by the Company Group as key personnel of the Company Group (the “Key Personnel”). The Key Personnel shall, as a condition to their continued employment with the Company Group, execute and deliver to the Company Group non-disclosure, non-solicitation and non-compete agreements (the “Non-disclosure and Non-solicitation Agreements and Non-Compete Agreements”).

8.5 Sale of Insider Shares. The Company shall purchase an aggregate of 400,000 Purchaser Ordinary Shares held by the Initial Shareholders (the “Insider Shares”) at a price of $10.00 per Insider Share for an aggregate purchase price of $4,000,000 (the “Insider Sale Purchase Price”) pursuant and subject to a stock purchase agreement between the Initial Shareholders and the Company dated as of the date of this Agreement, substantially in the form of Exhibit D (the “Insider Share Purchase Agreement”).

8.6 Company Shareholders Lock-Up Agreement. The Company Shareholders Lock-Up Agreement shall include, among other provisions, restrictions on transfer of the shares of Purchaser Ordinary Shares issued in connection with the Acquisition Merger hereunder, pursuant to which the shares of Purchaser Ordinary Shares issued to each Shareholder will be locked up for one (1) year after the Closing.

8.7 Parent Initial Shareholders Lock-up Agreement. The Parent Initial Shareholders Lock-Up Agreement shall include, among other provisions, restrictions on transfer of the shares of Purchaser Ordinary Shares beneficially owned by the Initial Shareholders (excluding the shares transferred pursuant to Section 8.5 hereof), pursuant to which one third (1/3) of the Purchaser Ordinary Shares Shares beneficially owned by the Initial Shareholders will be locked up for six (6) months after the Closing and two thirds (2/3) will be locked up for one (1) year after the Closing.

ARTICLE IX
COVENANTS OF ALL PARTIES HERETO

The parties hereto covenant and agree that:

9.1 Reasonable Best Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, and cooperate as reasonably requested by the other parties, to consummate and implement expeditiously each of the transactions contemplated by this Agreement. The parties hereto shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or reasonably desirable in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement.

9.2 Tax Matters.

(a) The Company Group shall prepare (or cause to be prepared) and file (or cause to be filed) on a timely basis (taking into account valid extensions of time to file) all material Tax Returns of the Company Group required to be filed by the Company Group after the Closing Date for taxable periods ending on or before the Closing Date. Such Tax Returns shall be true, correct and complete in all material respects, shall be prepared on a basis consistent with the similar Tax Returns for the immediately preceding taxable period. The cost of preparing such Tax Returns shall be borne by the Company Group. The Company Group shall give a copy of each such Tax Return to the Purchaser with reasonable time prior to filing for its review and comment. The Company Group (prior to the Closing) and the Purchaser (following the Closing) shall cause the Company Group to cooperate in connection with

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the preparation and filing of such Tax Returns, to timely pay the Tax shown to be due thereon, and to furnish the Purchaser proof of such payment.

(b) Purchaser shall prepare (or cause to be prepared) and file (or cause to be filed) on a timely basis (taking into account valid extensions of time to file) all material Tax Returns of the Company Group for taxable periods including the Closing Date but ending after the Closing Date. Any such Tax Returns for a period that includes the Closing Date shall be true, correct and complete in all material respects, shall be prepared on a basis consistent with the similar Tax Returns for the immediately preceding taxable period. The Purchaser shall give a copy of each such Tax Return to the Shareholders’ Representative with reasonable time prior to filing for his review and comment.

(c) Following the Closing, the Company Group may amend any Tax Return of the Company Group for any taxable period ending on or before the Closing with the consent of Purchaser, which consent shall not unreasonably be withheld, delayed or conditioned. The cost of preparing and filing such amended Tax Returns or participating in any such Tax proceeding shall be borne by the Company Group.

(d) Following the Closing, the Purchaser may amend any Tax Return of the Company Group for any taxable period ending on or before the Closing to correct any errors, with the consent of the Company Group, which consent shall not unreasonably be withheld, delayed or conditioned. The cost of preparing and filing such amended Tax Returns shall be borne by the Company Group.

(e) Purchaser shall retain (or cause the Company Group to retain) all Books and Records with respect to Tax matters of the Company Group for Pre-Closing Periods for at least seven (7) years following the Closing Date and to abide by all record retention agreements entered into by or with respect to the Company Group with any Taxing Authority.

For avoidance of doubt, the Purchaser shall prepare (or cause to be prepared) and file (or cause to be filed) on a timely basis (taking into account valid extensions of time to file) all Tax Returns of the Purchaser, the Parent and any of their Affiliates required to be filed after the Closing Date for taxable periods ending on or before the Closing Date. Such Tax Returns shall be true, correct and complete in all material respects, shall be prepared on a basis consistent with the similar Tax Returns for the immediately preceding taxable period. The Purchaser shall give a copy of each such Tax Return to the Company Group with reasonable time prior to filing for its review and comment.

9.3 Settlement of the Purchaser Parties’ Transaction Costs. From the date hereof through the Closing Date, all the Transaction Costs, other than those payable at Closing from the Trust Account, shall be settled and paid in full by the Company. In the event that this Agreement is terminated in accordance with Section 13.2(b), Parent shall pay for and reimburse the Company any paid Transaction Costs. At the time of this Agreement and at the Closing, the Parent shall provide the Company with schedules setting forth all liabilities, expenses, and costs owed by the Parent and its subsidiaries as of the date of this Agreement and at the Closing, respectively.

9.4 Compliance with SPAC Agreements. The Company Group and Purchaser Parties shall comply with each of the applicable agreements entered into in connection with the IPO, including that certain registration rights agreement, dated as of March 1, 2021 by and between Parent and the investors named therein.

9.5 Registration Statement.

(a) As promptly as practicable after the date hereof, Purchaser shall prepare with the assistance, cooperation and commercially reasonable efforts of the Company Group, and file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of Purchaser Ordinary Shares to be issued in the Reincorporation Merger, which Registration Statement will also contain a proxy statement of Parent (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Parent shareholders for the matters to be acted upon at the Parent Special Meeting and providing the public shareholders of Parent an opportunity in accordance with Parent’s organizational documents and the IPO Prospectus to have their Parent Ordinary Shares redeemed in conjunction with the shareholders vote on the Parent Stockholder Approval Matters as defined below. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Parent shareholders

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to vote, at an extraordinary general meeting of Parent shareholders to be called and held for such purpose (the “Parent Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the Additional Agreements and the transactions contemplated hereby or thereby, including the Reincorporation Merger and the Acquisition Merger, by the holders of Parent Ordinary Shares in accordance with the Parent’s Organizational Documents, BVI Law, Cayman Law and the rules and regulations of the SEC and Nasdaq, (ii) adoption and approval of assumption of Company Plan by the Purchaser, (iii) such other matters as the Company Group and Parent shall hereafter mutually determine to be necessary or appropriate in order to effect the Reincorporation Merger, the Acquisition Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (iii), collectively, the “Parent Stockholder Approval Matters”), and (iv) the adjournment of the Parent Special Meeting, if necessary or desirable in the reasonable determination of Parent. If on the date for which the Parent Special Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares to obtain the Required Parent Stockholder Approval (as defined below), whether or not a quorum is present, Parent may make one or more successive postponements or adjournments of the Parent Special Meeting. In connection with the Registration Statement, Parent, Purchaser and the Company Group will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in Parent’s organizational documents, BVI Law, Cayman Law and the rules and regulations of the SEC and Nasdaq. The Purchaser shall cooperate and provide the Company Group (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company Group shall provide the Purchaser Parties with such information concerning the Company Group and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company Group shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not materially misleading (subject to the qualifications and limitations set forth in the materials provided by the Company Group). If required by applicable SEC rules or regulations, such financial information provided by the Company Group must be reviewed or audited by the Company Group’s auditors. The Parent shall provide such information concerning Parent and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Parent shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not materially misleading. The Purchaser will use all commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Acquisition Merger and the transactions contemplated hereby.

(b) Each party shall, and shall cause each of its Subsidiaries and Controlled entities to, make their respective directors, officers and employees, upon reasonable advance notice, available at a reasonable time and location to the Company Group, Parent and their respective representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Purchaser shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and the Parent shall cause the Proxy Statement to be disseminated to Parent’s shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and Parent’s Organizational Documents.

(c) As soon as practicable following the Registration Statement “clearing” comments from the SEC and being declared effective by the SEC, Parent shall distribute the Proxy Statement to Parent’s shareholders, and, pursuant thereto, shall call the Parent Special Meeting in accordance with the BVI Law for a date no later than forty-five (45) days following the effectiveness of the Registration Statement.

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9.6 Registration Rights of the Shareholders

(a) Demand Registration. Commencing from the Closing Date, Purchaser, upon written demand (a “Demand Notice”) of any of the Shareholders, agrees to register, on one occasion, all of the Purchaser Ordinary Shares issuable to the Shareholders in connection with the Acquisition Merger (the “Registrable Shares”). On such occasion, Purchaser will file a registration statement with the Commission covering the Registrable Shares within sixty (60) days after receipt of a Demand Notice and use commercially reasonable efforts to have the registration statement declared effective promptly thereafter, subject to compliance with review by the Commission. Purchaser shall cause any registration statement filed pursuant to this Section 9.6(a) to remain effective for a period of at least 24 consecutive months after the initial effectiveness date of such registration statement.

(b) “Piggy-back” Registration. Commencing from the Closing Date, any of the Shareholders shall have the right, for a period of five years commencing on the Closing, to include the remaining Registrable Shares as part of any other registration of securities filed by Purchaser. n the event of such a proposed registration, Purchaser shall furnish the Shareholders of outstanding Registrable Shares with not less than 15 days written notice prior to the proposed date of filing of such registration statement. The Shareholders shall exercise the “piggy-back” rights provided for herein by giving written notice, within five days of the receipt of Purchaser’s notice of its intention to file a registration statement.

(c) Expenses. Purchaser shall bear all fees and expenses attendant to registering the Registrable Shares pursuant to Section 9.6 hereof.

(d) Shareholders Registration Rights Agreement. Prior to the Closing, Purchaser shall enter into a registration rights agreement with the Shareholders that (i) reflects the terms of this Section 9.6, (ii) contains such other terms and conditions related to registration rights under U.S. securities laws as are customary for a transaction of this type and (iii) otherwise is in form and substance reasonably satisfactory to the Shareholders.

9.7 Confidentiality.

Except as necessary to complete the Proxy Statement and Registration Statement, the Company Group, on the one hand, and the Purchaser Parties, on the other hand, shall hold and shall cause their respective representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other party furnished to it by such other party or its representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the party to which it was furnished, (b) in the public domain through no fault of such party or (c) later lawfully acquired from other sources, which source is not the agent of the other party, by the party to which it was furnished), and each party shall not release or disclose such information to any other person, except its representatives in connection with this Agreement. In the event that any party believes that it is required to disclose any such confidential information pursuant to applicable Laws, such party shall give timely written notice to the other parties so that such parties may have an opportunity to obtain a protective order or other appropriate relief. Each party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other parties if it exercises the same care as it takes to preserve confidentiality for its own similar information. The parties acknowledge that some previously confidential information will be required to be disclosed in the Proxy Statement.

9.8 Equity Financing. The Company shall (i) use commercially reasonable efforts to cause the immediately available funds contained in the Trust Account (after Share Redemption but before any other reduction) available for release to Reincorporation Surviving Corporation immediately following Closing to be in no event below Fifteen Million Dollars ($15,000,000) (the “Equity Financing”), and (ii) ensure the Parent has, either immediately prior to or upon the Closing, at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) following the Share Redemption, and (iii) ensure the Purchaser has at least 300 round lot holders immediately prior to or upon the Closing for its continued listing on the Nasdaq Capital Market.

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9.9 Registration Rights of the Initial Shareholders.

(a) Demand Registration. Commencing from the Closing Date, Purchaser, upon written demand (an “Initial Shareholders Demand Notice”) of any of the Initial Shareholders, shall file a registration statement with the SEC covering the Initial Shareholder Registrable Shares within forty-five (45) days after the Closing and use commercially reasonable efforts to have the registration statement declared effective promptly thereafter, subject to compliance with review by the SEC. The Initial Shareholder Registrable Shares means the securities registrable pursuant to a Registration Rights Agreement, dated as of March 1, 2021, by and among Parent and the Initial Shareholders party thereto (the “Initial Shareholders Registrable Shares”). Purchaser shall cause any registration statement filed pursuant to this Section 9.9(a) to remain effective for a period of at least 24 consecutive months after the initial effectiveness date of such registration statement.

(b) “Piggy-back” Registration. Commencing from the Closing Date, any of the Initial Shareholders shall have the right, for a period of five years commencing on the Closing, to include the remaining Initial Shareholders Registrable Shares as part of any other registration of securities filed by Purchaser. In the event of such a proposed registration, Purchaser shall furnish the Initial Shareholders of outstanding Initial Shareholders Registrable Shares with not less than 15 days written notice prior to the proposed date of filing of such registration statement. The Initial Shareholders shall exercise the “piggy-back” rights provided for herein by giving written notice, within five days of the receipt of Purchaser’s notice of its intention to file a registration statement.

(c) Expenses. Purchaser shall bear all fees and expenses attendant to registering the Initial Shareholder Registrable Shares pursuant to Section 9.9 hereof.

(d) Initial Shareholders Registration Rights Agreement. Purchaser and the Shareholders shall enter into a registration rights agreement reflecting the terms and conditions set forth in this Section 9.9 upon the Closing (the “Initial Shareholders Registration Rights Agreement”).

ARTICLE X
CONDITIONS TO CLOSING

10.1 Conditions to the Obligations of Each Party to Effect the Merger. The obligations of all of the parties hereto to consummate the Closing are subject to the satisfaction of all the following conditions:

(a) No provisions of any applicable Law, and no Order shall prohibit or prevent the consummation of the Closing.

(b) There shall not be any Action brought by a third party that is not an Affiliate of the parties hereto to enjoin or otherwise restrict the consummation of the Closing.

(c) The Reincorporation Merger shall have been consummated and the applicable certificates filed in the appropriate jurisdictions.

(d) The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued.

(e) Each of the Additional Agreements shall have been entered into and the same shall be in full force and effect; provided that the non-execution of the Lock-up Agreement by (i) Shareholders who are not the Key Personnel nor Controlled by the Key Personnel and (ii) grantees of Company Options that are vested as of the Closing, collectively holding no more than 5% of share capital in the Company (on a fully-diluted basis) immediately prior to the Closing shall not affect the Closing or occurrence of the Closing.

(f) The Parent Stockholder Approval Matters that are submitted to the vote of the shareholders of Parent at the Parent Special Meeting in accordance with the Proxy Statement and Parent’s Organizational Documents shall have been approved by the requisite vote of the shareholders of Parent at the Parent Special Meeting in accordance with Parent’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Parent Stockholder Approval”).

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(g) This Agreement, the Plan of Acquisition Merger and the transactions contemplated hereby and thereby, including the Acquisition Merger, shall have been authorized and approved by the holders of Company Shares constituting the Requisite Company Vote in accordance with the Cayman Law and the Company’s memorandum and articles of association.

10.2 Additional Conditions to Obligations of the Purchaser Parties. The obligation of the Purchaser Parties to consummate the Closing is subject to the satisfaction, or the waiver at the Purchaser Parties’ sole and absolute discretion, of all the following further conditions:

(a) The Company Group shall have duly performed all of its obligations hereunder required to be performed by it at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b) All of the representations and warranties of the Company Group contained in Article V in this Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect, regardless of whether it involved a known risk, shall: (i) be true and correct at and as of the date of this Agreement except as provided in the disclosure schedules pursuant to Article V, and (ii) be true and correct as of the Closing Date except as provided in the disclosure schedules pursuant to Article V (if the representation and warranties that speak as of a specific date prior to the Closing Date, such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect.

(c) There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a Material Adverse Effect, regardless of whether it involved a known risk.

(d) All Company Group Consents as set forth on Schedule 5.10, as amended, have been obtained, and no such consent shall have been revoked.

(e) The Purchaser Parties shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company to the effect set forth in clauses (a) through (d) of this Section 10.2.

(f) The Purchaser Parties shall have received (i) a filed copy of memorandum and articles of association of the Company set forth in Exhibit D as in effect as of the Closing Date, (ii) the copies of resolutions duly adopted by the board of directors of the Company and by the Requisite Company Vote of the Company’s shareholders authorizing this Agreement and the transactions contemplated hereby, (iii) certified register of member as in effect as of the Closing Date, and (vi) a recent certificate of good standing as of a date no later than thirty (30) days prior to the Closing Date regarding the Company from the jurisdiction in which the Company is incorporated.

(g) The Purchaser Parties shall have received copies of all Governmental Approvals, in form and substance reasonably satisfactory to the Purchaser Parties, and no such Governmental Approval shall have been revoked.

(h) The Key Personnel shall have executed the Labor Agreements, Non-disclosure and Non-solicitation Agreements and Non-Compete Agreements and the same shall be in full force and effect.

(i) The Purchaser Parties shall have received Schedule I updated as of the Closing Date.

(j) The Purchaser Parties shall have received duly executed opinions from the Company’s PRC counsel and Cayman Islands counsel, in form and substance reasonably satisfactory to the Purchaser Parties, addressed to the Purchaser Parties and dated as of the Closing Date.

(k) The Company shall have consummated the Equity Financing in accordance with Section 9.8.

10.3 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Closing is subject to the satisfaction, or the waiver at the Company’s discretion, of all of the following further conditions:

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(a) The Purchaser Parties shall have duly performed all of their obligations hereunder required to be performed by them at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b) All of the representations and warranties of the Purchaser Parties contained in Article VII of this Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect, regardless of whether it involved a known risk, shall: (i) be true and correct at and as of the date of this Agreement and (ii) be true and correct as of the Closing Date (except for representation and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect.

(c) There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a Material Adverse Effect on the Purchaser Parties, regardless of whether it involved a known risk.

(d) The Company shall have received a certificate signed by an authorized officer of Purchaser Parties to the effect set forth in clauses (a) through (c) of this Section 10.3. T

(e) Purchaser and each of the Initial Shareholders shall have executed the Parent Initial Shareholders Lock-up Agreement and the Company shall have received a copy thereof.

(f) From the date hereof until the Closing, the Purchaser Parties shall have been in material compliance with the reporting requirements under the Securities Act and the Exchange Act applicable to the Purchaser Parties.

(g) Purchaser shall remain listed on Nasdaq and the additional listing application for the Closing Payment Shares shall have been approved by Nasdaq. As of the Closing Date, Purchaser shall not have received any written notice from Nasdaq that it has failed, or would reasonably be expected to fail to meet the Nasdaq listing requirements as of the Closing Date for any reason, where such notice has not been subsequently withdrawn by Nasdaq or the underlying failure appropriately remedied or satisfied.

ARTICLE XI
INDEMNIFICATION

11.1 Indemnification of the Purchaser. Subject to the terms and conditions of this Article XI and from and after the Closing Date, the Shareholders (the “Indemnifying Parties”) hereby jointly and severally agree to indemnify and hold harmless the Purchaser (the “Indemnified Party”), against and in respect of any and all out-of-pocket loss, cost, payment, demand, penalty, forfeiture, expense, liability, judgment, deficiency or damage, and diminution in value or claim (including actual costs of investigation and attorneys’ fees and other costs and expenses) (all of the foregoing collectively, “Losses”) incurred or sustained by the Indemnified Party as a result of or in connection with any breach, inaccuracy or nonfulfillment of any of the representations, warranties and covenants of the Company contained herein. Except for Fraud Claims against the Company, (i) the Indemnified Party shall not assert any claim, and shall not be entitled to indemnification, unless and until the aggregate amount of all Losses indemnifiable hereunder exceeds an amount equal to $1,000,000, in which event the Indemnifying Party shall be responsible for the aggregate amount of all Losses from the first dollar, regardless of such threshold, and (ii) any liability incurred pursuant to the terms of this Article XI (other than the immediately preceding (i)) shall be paid exclusively from the Escrow Shares, valued at the then market value per share and in accordance with the terms of the Escrow Agreement.

11.2 Procedure. The following shall apply with respect to all claims by the Indemnified Party for indemnification:

(a) The Indemnified Party shall give the Indemnifying Parties prompt notice (an “Indemnification Notice”) of any third-party action with respect to which the Indemnified Party seeks indemnification pursuant to Sections 11.1 or 11.2 (a “Third-Party Claim”), which shall describe in reasonable detail the Loss that has been or may

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be suffered by the Indemnified Party. The failure to give the Indemnification Notice shall not impair any of the rights or benefits of such Indemnified Party under Sections 11.1 or 11.2, except to the extent such failure materially and adversely affects the ability of the Indemnifying Parties to defend such claim or increases the amount of such liability.

(b) In the case of any Third-Party Claims as to which indemnification is sought by the Indemnified Party, such Indemnified Party shall be entitled, at the sole expense and liability of the Indemnifying Parties, to exercise full control of the defense, compromise or settlement of any Third-Party Claim unless the Indemnifying Parties, within a reasonable time after the giving of an Indemnification Notice by the Indemnified Party (but in any event within ten (10) days thereafter), shall (i) deliver a written confirmation to such Indemnified Party that the indemnification provisions of Sections 11.1 or 11.2 are applicable to such action and the Indemnifying Parties will indemnify such Indemnified Party in respect of such action pursuant to the terms of Sections 11.1 or 11.2 and, notwithstanding anything to the contrary, shall do so without asserting any challenge, defense, limitation on the Indemnifying Parties liability for Losses, counterclaim or offset, (ii) notify such Indemnified Party in writing of the intention of the Indemnifying Parties to assume the defense thereof, and (iii) retain legal counsel reasonably satisfactory to the Indemnified Party to conduct the defense of such Third-Party Claim.

(c) If the Indemnifying Parties assume the defense of any such Third-Party Claim pursuant to Section 11.3(b), then the Indemnified Party shall cooperate with the Indemnifying Parties in any manner reasonably requested in connection with the defense, and the Indemnified Party shall have the right to be kept fully informed by the Indemnifying Parties and their legal counsel with respect to the status of any legal proceedings, to the extent not inconsistent with the preservation of attorney-client or work product privilege. If the Indemnifying Parties so assume the defense of any such Third-Party Claim, the Indemnified Party shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of such Indemnified Party unless (i) the Indemnifying Parties have agreed to pay such fees and expenses, or (ii) the named parties to any such Third-Party Claim (including any impleaded parties) include an Indemnified Party and an Indemnifying Party and such Indemnified Party shall have been advised by its counsel that there may be a conflict of interest between such Indemnified Party and the Indemnifying Parties in the conduct of the defense thereof, and in any such case the reasonable fees and expenses of such separate counsel shall be borne by the Indemnifying Parties.

(d) If the Indemnifying Parties elect to assume the defense of any Third-Party Claim pursuant to Section 11.3(b), the Indemnified Party shall not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability unless the Indemnifying Parties withdraw from or fail to vigorously prosecute the defense of such asserted liability, or unless a judgment is entered against the Indemnified Party for such liability. If the Indemnifying Parties do not elect to defend, or if, after commencing or undertaking any such defense, the Indemnifying Parties fail to adequately prosecute or withdraw such defense, the Indemnified Party shall have the right to undertake the defense or settlement thereof, at the Indemnifying Parties’ expense. Notwithstanding anything to the contrary, the Indemnifying Parties shall not be entitled to control, but may participate in, and the Indemnified Party (at the expense of the Indemnifying Parties) shall be entitled to have sole control over, the defense or settlement of (x) that part of any Third-Party Claim (i) that seeks a temporary restraining order, a preliminary or permanent injunction or specific performance against the Indemnified Party, or (ii) to the extent such Third-Party Claim involves criminal allegations against the Indemnified Party or (y) the entire Third-Party Claim if such Third-Party Claim would impose liability on the part of the Indemnified Party in an amount which is greater than the amount as to which the Indemnified Party is entitled to indemnification under this Agreement. In the event the Indemnified Party retains control of the Third-Party Claim, the Indemnified Party will not settle the subject claim without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld or delayed.

(e) If the Indemnified Party undertakes the defense of any such Third-Party Claim pursuant to Sections 11.1 and 11.2 and proposes to settle the same prior to a final judgment thereon or to forgo appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Parties prompt written notice thereof and the Indemnifying Parties shall have the right to participate in the settlement, assume or reassume the defense thereof or prosecute such appeal, in each case at the Indemnifying Parties’ expense. The Indemnifying Parties shall not, without the prior written consent of the Indemnified Party settle or compromise or consent to entry of any judgment with

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respect to any such Third-Party Claim (i) in which any relief other than the payment of money damages is or may be sought against the Indemnified Party, (ii) in which such Third-Party Claim could be reasonably expected to impose or create a monetary liability on the part of the Indemnified Party (such as an increase in the Indemnified Party’s income Tax) other than the monetary claim of the third party in such Third-Party Claim being paid pursuant to such settlement or judgment, or (iii) which does not include as an unconditional term thereof the giving by the claimant, person conducting such investigation or initiating such hearing, plaintiff or petitioner to the Indemnified Party of a release from all liability with respect to such Third-Party Claim and all other actions (known or unknown) arising or which might arise out of the same facts.

(f) Following the Closing, the disinterested independent directors of the Purchaser shall have the authority to institute and prosecute any claims for indemnification hereunder in good faith on behalf of the Purchaser to enforce the terms of this Agreement.

11.3 Escrow of Escrow Shares by Shareholders. The Company, the Principal Shareholders and the Shareholders’ Representative hereby authorize the Purchaser to issue the Escrow Shares to the Escrow Agent to hold in escrow (the “Escrow Fund”) pursuant to the Escrow Agreement.

(a) Escrow Shares; Payment of Dividends; Voting. Any dividends, interest payments, or other distributions of any kind made in respect of the Escrow Shares will be delivered promptly to the Escrow Agent to be held in escrow. The Shareholders shall be entitled to vote the Escrow Shares on any matters to come before the shareholders of the Purchaser.

(b) Distribution of Escrow Shares. At the times provided for in Section 11.3(d), the Escrow Shares shall be released and transferred by the Escrow Agent to the Shareholders’ Representative for distribution to the Shareholders. The Purchaser will take such action as may be necessary to cause such securities to be issued in the names of the appropriate persons. Certificates representing Escrow Shares so issued that are subject to resale restrictions under applicable securities laws will bear a legend to that effect. No fractional shares shall be released and delivered from the Escrow Fund to the Shareholders’ Representative and all fractional shares shall be rounded to the nearest whole share.

(c) Assignability. No Escrow Shares or any beneficial interest therein may be pledged, sold, assigned or transferred, including by operation of law, by the Shareholders or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of the Shareholders, prior to the transfer and delivery to such Shareholders by the Shareholders’ Representative of the Escrow Fund by the Escrow Agent as provided herein.

(d) Release from Escrow Fund. Within five (5) business days following expiration of the Survival Period (the “Release Date”), the Escrow Shares will be released from escrow to the Shareholders’ Representative less the number or amount of Escrow Shares (valued at the then market value per share) equal to the amount of any potential Losses set forth in any Indemnification Notice from the Purchaser with respect to any pending but unresolved claim for indemnification. Prior to the Release Date, the Shareholders’ Representative shall issue to the Escrow Agent a certificate executed by him (which shall not be unreasonably withheld) instructing the Escrow Agent to release such number of Escrow Shares determined in accordance with this Section 11.3(d). Any Escrow Shares retained in escrow as a result of the immediately preceding sentence shall be released and transferred to the Shareholders’ Representative promptly upon resolution of the related claim for indemnification in accordance with the provisions of this Article XI. Notwithstanding anything to the contrary contained herein, any indemnification payments will be made to Purchaser or its successors. Any Escrow Shares received by Purchaser as an indemnification payment shall be promptly cancelled by Purchaser after its receipt thereof. For the avoidance of doubt, any Fraud Claim shall not be limited by the Escrow Fund.

11.4 Payment of Indemnification. In the event that the Purchaser is entitled to any indemnification pursuant to this Article XI, the Purchaser shall be paid exclusively from the Escrow Shares.

11.5 Insurance. Any indemnification payments hereunder shall take into account any insurance proceeds or other third party reimbursement actually received.

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11.6 Survival of Indemnification Rights. All representations and warranties contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement) shall survive until six(6) months following the Closing (the “Survival Period”). After the expiration of the Survival Period, the Indemnifying Parties shall have no further liability for indemnification pursuant to this Article XI other than with respect to the claims already made pursuant to this Article XI.

11.7 Sole and Exclusive Remedy. The remedies provided in this Article XI shall be deemed the sole and exclusive remedies of the Indemnified Party, from and after the Closing Date, with respect to any and all claims arising out of or related to this Agreement or in connection with the transactions contemplated hereby.

ARTICLE XII
DISPUTE RESOLUTION

12.1 Arbitration.

(a) The parties shall promptly submit any dispute, claim, or controversy arising out of or relating to this Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance, or enforcement of this Agreement) or any alleged breach thereof (including any action in tort, contract, equity, or otherwise), to binding arbitration before one arbitrator (the “Arbitrator”). Binding arbitration shall be the sole means of resolving any dispute, claim, or controversy arising out of or relating to this Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance or enforcement of this Agreement) or any alleged breach thereof (including any claim in tort, contract, equity, or otherwise).

(b) If the parties cannot agree upon the Arbitrator, the Arbitrator shall be selected by the New York, New York chapter head of the American Arbitration Association upon the written request of either side. The Arbitrator shall be selected within thirty (30) days of such written request.

(c) The laws of the State of New York shall apply to any arbitration hereunder. In any arbitration hereunder, this Agreement shall be governed by the laws of the State of New York applicable to a contract negotiated, signed, and wholly to be performed in the State of New York, which laws the Arbitrator shall apply in rendering his decision. The Arbitrator shall issue a written decision, setting forth findings of fact and conclusions of law, within sixty (60) days after he shall have been selected. The Arbitrator shall have no authority to award punitive or other exemplary damages.

(d) The arbitration shall be held in New York, New York in accordance with and under the then-current provisions of the Commercial Arbitration Rules of the American Arbitration Association, except as otherwise provided herein.

(e) On application to the Arbitrator, any party shall have rights to discovery to the same extent as would be provided under the Federal Rules of Civil Procedure, and the Federal Rules of Evidence shall apply to any arbitration under this Agreement; provided, however, that the Arbitrator shall limit any discovery or evidence such that his decision shall be rendered within the period referred to in Section 12.1(c).

(f) The Arbitrator may, at his discretion and at the expense of the party who will bear the cost of the arbitration, employ experts to assist him in his determinations.

(g) The costs of the arbitration proceeding and any proceeding in court to confirm any arbitration award (including actual attorneys’ fees and costs), shall be borne by the unsuccessful party and shall be awarded as part of the Arbitrator’s decision, unless the Arbitrator shall otherwise allocate such costs in such decision. The determination of the Arbitrator shall be final and binding upon the parties and not subject to appeal.

(h) Any judgment upon any award rendered by the Arbitrator may be entered in and enforced by any court of competent jurisdiction. The parties expressly consent to the non-exclusive jurisdiction of the courts (Federal and state) in New York, New York to enforce any award of the Arbitrator or to render any provisional, temporary, or injunctive relief in connection with or in aid of the arbitration. The parties expressly consent to the personal and subject matter jurisdiction of the Arbitrator to arbitrate any and all matters to be submitted to arbitration hereunder. None of

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the parties hereto shall challenge any arbitration hereunder on the grounds that any party necessary to such arbitration (including the parties hereto) shall have been absent from such arbitration for any reason, including that such party shall have been the subject of any bankruptcy, reorganization, or insolvency proceeding.

(i) The parties shall indemnify the Arbitrator and any experts employed by the Arbitrator and hold them harmless from and against any claim or demand arising out of any arbitration under this Agreement, unless resulting from the gross negligence or willful misconduct of the person indemnified.

(j) This arbitration section shall survive the termination of this Agreement.

12.2 Waiver of Jury Trial; Exemplary Damages.

(a) THE PARTIES TO THIS AGREEMENT HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVE ANY RIGHT EACH SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY ACTION OF ANY KIND OR NATURE, IN ANY COURT IN WHICH AN ACTION MAY BE COMMENCED, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OR BY REASON OF ANY OTHER CAUSE OR DISPUTE WHATSOEVER BETWEEN OR AMONG ANY OF THE PARTIES TO THIS AGREEMENT OF ANY KIND OR NATURE. NO PARTY SHALL BE AWARDED PUNITIVE OR OTHER EXEMPLARY DAMAGES RESPECTING ANY DISPUTE ARISING UNDER THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT. NO PARTY SHALL BE ENTITLED TO SPECIFIC PERFORMANCE OF ANY PROVISION OR THIS AGREEMENT OR ANY OTHER EQUITABLE OR INJUNCTIVE RELIEF HEREUNDER.

(b) Each of the parties to this Agreement acknowledge that each has been represented in connection with the signing of this waiver by independent legal counsel selected by the respective party and that such party has discussed the legal consequences and import of this waiver with legal counsel. Each of the parties to this Agreement further acknowledge that each has read and understands the meaning of this waiver and grants this waiver knowingly, voluntarily, without duress and only after consideration of the consequences of this waiver with legal counsel.

ARTICLE XIII
TERMINATION

13.1 Termination Without Default.

(a) In the event that the Closing of the transactions contemplated hereunder has not occurred by June 30, 2022 (the “Outside Closing Date”) and no material breach of this Agreement by the party seeking to terminate this Agreement shall have occurred or have been made (as provided in Section 13.2 hereof), the Purchaser Parties or the Company, as the case may be, shall have the right, at its sole option, to terminate this Agreement without liability to the other side. Such right may be exercised by Purchaser Parties or the Company, as the case may be, by giving written notice to the other at any time after the Outside Closing Date.

(b) The Purchaser Parties may terminate this Agreement by giving notice to the Company Group on or prior to the Closing Date, without prejudice to any rights or obligations the Purchaser Parties may have, if the Company Group shall have been unable to consummate the Equity Financing prior to the Closing.

13.2 Termination Upon Default.

(a) The Purchaser Parties may terminate this Agreement by giving notice to the Company Group on or prior to the Closing Date, without prejudice to any rights or obligations the Purchaser Parties may have, if the Company Group shall have materially breached any of its representations, warranties, agreements or covenants contained herein or in any Additional Agreement to be performed on or prior to the Closing Date or this Agreement, the Plan of Acquisition Merger or the transactions contemplated hereby fail to be authorized or approved by the shareholders of the Company and such breach shall not be cured within fifteen (15) days following receipt by the Company Group of a notice describing in reasonable detail the nature of such breach. For avoidance of doubt and notwithstanding anything herein to the contrary, (i) any breach of Sections 8.5, 8.6, 9.3 and 9.8, and (ii) the failure to deliver the Audited Financial Statements by October 20, 2021 pursuant to Section 7.5 shall constitute a material breach of this Agreement.

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(b) The Company may terminate this Agreement by giving notice to any Purchaser Party, without prejudice to any rights or obligations the Company Group may have, if any Purchaser Party shall have materially breached any of its covenants, agreements, representations, and warranties contained herein or in any Additional Agreement to be performed on or prior to the Closing Date and such breach shall not be cured within fifteen (15) days following receipt by such Purchaser Party(s) of a notice describing in reasonable detail the nature of such breach.

(c) In the event that this Agreement is terminated pursuant to Section 13.2 hereof (including the second sentence of this Section 13.2(c)), the breaching party (or, in the case of a termination pursuant to the second sentence of this Section 13.2(c), the Company) shall be obligated to pay the non-breaching party (or, in the case of a termination pursuant to the second sentence of this Section 13.2(c), the Parent) a break-up fee of US$1,000,000 (the “Break-up Fee”), promptly after termination of this Agreement by the non-breaching party or the Company, as applicable. The Company may terminate this agreement by giving notice to any Purchaser Party if the Company determines in its sole and absolute discretion that it is unable or unwilling to raise no less than US$15,000,000 in equity financing under then-prevalent market conditions prior to the Closing. The Company and the Purchaser Parties acknowledge and agree that (i) the Break-up Fee is a fair and reasonable estimate of the actual damages suffered by the non-breaching party, which amount would otherwise be impossible to calculate with precision, (ii) the Break-up Fee constitutes liquidated damages hereunder and is not intended to be a penalty, and (iii) the Break-up Fee shall be the sole and exclusive aggregate remedy available to all the non-breaching parties and their Affiliates (or, in the case of a termination pursuant to the second sentence of this Section 13.2(c), the Purchaser Parties and their Affiliates) against the breaching party and its Affiliates hereunder; provided, however, that the limitations set forth in this Section 13.2(c)(iii) shall not apply to the liabilities arising from any Fraud Claim against the breaching party.

13.3 Survival. The provisions of Article XI through Article XIII shall survive any termination hereof.

ARTICLE XIV
MISCELLANEOUS

14.1 Notices. Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00PM on a business day, addressee’s day and time, on the date of delivery, and otherwise on the first business day after such delivery; (b) if by fax or email, on the date that transmission is confirmed electronically, if by 4:00PM on a business day, addressee’s day and time, and otherwise on the first business day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

if to the Company (following the Closing), to:

AgiiPlus Inc.
5th Floor, Yongyin Building, No.218 Xizang South Road, Huangpu District, Shanghai Attn: Jing Dai
Email: sophiadai@agiiplus.com

with a copy to (which shall not constitute notice):

Hunter Taubman Fischer & Li LLC
1450 Broadway 26th floor, New York, NY 10018
Attn: Ying Li
Email: yli@htflawyers.com

if to Jing Hu and J.distrii Holdings Limited as the Principal Shareholder and Shareholders’ Representative:

5th Floor, Yongyin Building, No.218 Xizang South Road, Huangpu District, Shanghai
Attn: Jing Hu
Email: hujing@distrii.com

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                      if to any Parent, Purchaser and Merger Sub:

Goldenbridge Acquisition Limited
15/F, Aubin House
171-172 Gloucester Road
Wanchai, Hong Kong
Attn: Yongsheng Liu
Email: winstonca@163.com

with a copy to (which shall not constitute notice):

Giovanni Caruso
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154

14.2 Amendments; No Waivers; Remedies.

(a) This Agreement cannot be amended, except by a writing signed by each of the Purchaser Parties (prior to the Reincorporation Effective Time), the Company, the Shareholders’ Representative and the Principal Shareholders, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

(b) Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

(c) Except as otherwise expressly provided herein, no statement herein of any right or remedy shall impair any other right or remedy stated herein or that otherwise may be available.

(d) Notwithstanding anything else contained herein, neither shall any party seek, nor shall any party be liable for, punitive or exemplary damages, under any tort, contract, equity, or other legal theory, with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.

14.3 Arm’s Length Bargaining; No Presumption Against Drafter. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel or having had but declined the opportunity to be represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists. No presumption in favor of or against any party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

14.4 Publicity. Except as required by law and except with respect to the Parent SEC Documents, the parties agree that neither they nor their agents shall issue any press release or make any other public disclosure concerning the transactions contemplated hereunder without the prior approval of the other party hereto. If a party is required to make such a disclosure as required by law, the parties will use their best efforts to cause a mutually agreeable release or public disclosure to be issued.

14.5 Expenses. Each party shall bear its own costs and expenses in connection with this Agreement and the transactions contemplated hereby, unless otherwise specified herein.

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14.6 No Assignment or Delegation. No party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law, or otherwise, without the written consent of the other party. Any purported assignment or delegation without such consent shall be void, in addition to constituting a material breach of this Agreement.

14.7 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the conflict of laws principles thereof, except that:

(a) the following matters arising out of or relating to this Agreement shall be governed by and construed in accordance with BVI Law and the Laws of the Cayman Islands, as the case may be, in respect of which the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the British Virgin Islands and/or the courts of the Cayman Islands, as the case may be: the Reincorporation Merger, the vesting of the undertaking, property and liabilities of each of Parent and Purchaser in the Reincorporation Surviving Corporation, the cancellation and/or conversion of the Parent Ordinary Shares into shares of the Reincorporation Surviving Corporation, the fiduciary or other duties of the directors of Parent and the directors of Purchaser, the general rights of the respective shareholders of Parent and Purchaser and the internal corporate affairs of the Parent and Purchasers; and

(b) the following matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the Cayman Islands: the Acquisition Merger, the vesting of the undertaking, property and liabilities of each of Merger Sub and the Company in the Surviving Corporation, the cancellation of the Company Shares, the fiduciary or other duties of the directors of the Company and the directors of Merger Sub, the general rights of the respective shareholders of the Company and Merger Sub and the internal corporate affairs of the Company and Merger Sub.

14.8 Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

14.9 Entire Agreement. This Agreement together with the Additional Agreements, including any exhibits and schedules attached hereto or thereto, sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any Additional Agreement, including any exhibits and schedules attached hereto or thereto, may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or any Additional Agreement, there is no condition precedent to the effectiveness of any provision hereof or thereof. No party has relied on any representation from, or warranty or agreement of, any person in entering into this Agreement, prior hereto or contemporaneous herewith or any Additional Agreement, except those expressly stated herein or therein.

14.10 Severability. A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

14.11 Construction of Certain Terms and References; Captions. In this Agreement:

(a) References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement.

(b) The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, and, unless the context requires otherwise, “party” means a party signatory hereto.

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(c) Any use of the singular or plural, or the masculine, feminine, or neuter gender, includes the others, unless the context otherwise requires; “including” means “including without limitation;” “or” means “and/or;” “any” means “any one, more than one, or all;” and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied heretofore by the Company Group.

(d) Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law includes any rule, regulation, ordinance, or the like promulgated thereunder, in each case, as amended, restated, supplemented, or otherwise modified from time to time. Any reference to a numbered schedule means the same-numbered section of the disclosure schedule.

(e) If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(f) Captions are not a part of this Agreement, but are included for convenience, only.

(g) For the avoidance of any doubt, all references in this Agreement to “the knowledge or best knowledge of the Company” or similar terms shall be deemed to include the actual or constructive (e.g., implied by Law) knowledge of the Key Personnel.

14.12 Further Assurances. Each party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.

14.13 Third Party Beneficiaries. Neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto; provided, however, that (i) each of the Shareholders shall be a third-party beneficiary for the purpose of enforcing the registration rights set forth in Section 9.6 of this Agreement, and (ii) each of the Shareholders shall be a third-party beneficiary for the purpose of enforcing the registration rights set forth in Section 9.9 of this Agreement.

14.14 Waiver. Reference is made to the final IPO prospectus of the Parent, dated March 1, 2021 (the “Prospectus”). The Company Group and the Principal Shareholders have read the Prospectus and understand that the Parent has established the Trust Account for the benefit of the public shareholders of the Parent and the underwriters of the IPO pursuant to the Investment Management Trust Agreement and that, except for a portion of the interest earned on the amounts held in the Trust Account, the Parent may disburse monies from the Trust Account only for the purposes set forth in the Investment Management Trust Agreement. For and in consideration of the Parent agreeing to enter into this Agreement, the Company Group and the Principal Shareholders each hereby agree that he, she or it does not have any right, title, interest or claim of any kind in or to any monies in the Trust Account and hereby agrees that he, she or it will not seek recourse against the Trust Account for any claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Purchaser.

14.15 Shareholders’ Representative. Jing Hu is hereby appointed as agent and attorney-in-fact for each of the Shareholders, (i) to enter into and deliver the Escrow Agreement on behalf of each of the Shareholders, (ii) to authorize or object to delivery to the Purchaser of the Escrow Fund, or any portion thereof, in satisfaction of indemnification claims by the Purchaser in accordance with the provisions of the Escrow Agreement, and (iii) to take all actions necessary or appropriate in the judgment of the Shareholders’ Representative for the accomplishment of the foregoing. Such agency may be changed by the each of the Shareholders from time to time upon no less than twenty (20) days prior written notice to the Purchaser Parties and, if after the Closing, the Purchaser, provided, however, that the Shareholders’ Representative may not be removed unless holders of at least 51% of all of the Company Shares on an as-if converted basis outstanding immediately prior to the transaction contemplated by this Agreement agree to such removal. Any vacancy in the position of Shareholders’ Representative may be filled by approval of the

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holders of at least 51% of all of the Company Shares on an as-if converted basis outstanding immediately prior to the transaction contemplated by this Agreement. Any removal or change of the Shareholders’ Representative shall not be effective until written notice is delivered to the Parent or Purchaser, as applicable. No bond shall be required of the Shareholders’ Representative, and the Shareholders’ Representative shall not receive any compensation for his services. Notices or communications to or from the Shareholders’ Representative shall constitute notice to or from the Shareholders. The Shareholders’ Representative shall not be liable for any act done or omitted hereunder while acting in good faith and in the exercise of reasonable business judgment. A decision, act, consent or instruction of the Shareholders’ Representative shall, for all purposes hereunder, constitute a decision, act, consent or instruction of all of the stockholders of the Company Group and shall be final, binding and conclusive upon each of the Shareholders.

[The remainder of this page intentionally left blank; signature pages to follow]

Annex A-52

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Parent:
GOLDENBRIDGE ACQUISITION LIMITED
By:	/s/ Yongsheng Liu
	Name:	Yongsheng Liu
	Title:	Chief Executive Officer

Purchaser:
AGIIPLUS GLOBAL INC.
By:	/s/ Yongsheng Liu
	Name:	Yongsheng Liu
	Title:	Director

Merger Sub:
AGIIPLUS CORPORATION INC.
By:	/s/ Yongsheng Liu
	Name:	Yongsheng Liu
	Title:	Director

Signature Page to Merger Agreement

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Company:
AGIIPLUS INC.
By:	/s/ Jing Hu
	Name:	Jing Hu
	Title:	Chief Executive Officer

Signature Page to Merger Agreement

Annex A-54

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Shareholders’ Representative:
/s/ Jing Hu
Jing Hu

Signature Page to Merger Agreement

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Principal Shareholders:

J.DISTRII HOLDINGS LIMITED

By:	/s/ Jing Hu
	Name:	Jing Hu
	Title:	Director
/s/ Jing Hu
Jing Hu

Signature Page to Merger Agreement

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Annex B

Annex B-1

Annex C

AgiiPlus Global Inc.

2022 SHARE INCENTIVE PLAN

1.     Purposes of the Plan. The purposes of this Plan are to attract and retain the best available personnel, to provide additional incentives to Employees, Directors and Consultants and to promote the success of the Company’s business.

2.     Definitions. The following definitions shall apply as used herein and in the individual Award Agreements except as defined otherwise in an individual Award Agreement. In the event a term is separately defined in an individual Award Agreement, such definition shall supersede the definition contained in this Section 2.

(a)  “Administrator” shall refer to the Board or the Committee, as applicable. The Administrator may delegate its duties and powers under this 2022 Plan in whole or in part to a person or a board committee designated by it. Committee shall mean a compensation committee of the Board or another board committee designated by the Board to administer this 2022 Plan.

(b)  “Affiliate” means (a) with respect to a Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with such Person; and (b) in the case of an individual, shall include his/her parents, spouse, children (and their spouses, if any), siblings (and their spouses, if any), and other immediate family members, or any Person Controlled by any of the aforesaid individuals.

(c)  “Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable laws, regulations, rules, federal securities laws, state corporate and securities laws, the rules of any applicable stock exchange or national market system, the U.S. Code, and the laws, regulations, orders or rules of any jurisdiction applicable to the Awards granted to residents therein or the Grantees receiving such Awards, including but not limited to applicable laws of the People’s Republic of China.

(d)  “Award” means, individually or collectively, the grant of an Option, SAR, Dividend Equivalent Right, Restricted Share, Restricted Share Unit or other right or benefit under the Plan.

(e)  “Award Agreement” means the written agreement evidencing the grant of an Award executed by the Company and the Grantee, including any amendments thereto.

(f)   “Board” means the Board of Directors of the Company.

(g)  “Business Combination” shall mean the transactions contemplated by that certain Merger Agreement (“Merger Agreement”) dated as of September 30, 2021, by and among the Company, AgiiPlus Inc., and certain parties thereto, as amended from time to time.

(h)  “Cause” means, in the determination of the Administrator, the Grantee’s: (i) performance of any act or failure to perform any act in bad faith and to the detriment of the Company or a Related Entity (economical or reputational), (ii) commitment in an act of theft, embezzlement, fraud, or a breach of trust, (iii) breach of a fiduciary duty, or commission of a crime (other than minor traffic violations or similar offenses), (iv) material violation of any Applicable Laws or securities laws, (v) any intentional act in a manner detrimental to the reputation, business operation, assets, or market image of the Company or any Related Entity, (vi) negligence in performing, or refusal to perform, any major duties to the Company or a Related Entity, or material violation of any code of conduct, rules, regulations, or policies of the Company or a Related Entity, or (vii) any intentional misconduct or any breach of any labor contract (employment agreement), non-disclosure obligation, non-competition obligation, non-solicitation obligation or other agreement between the Grantee and the Company or a Related Entity.

(i)   “Company” means AgiiPlus Global Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands.

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(j)       “Consultant” means any person (other than an Employee or a Director, solely with respect to rendering services in such person’s capacity as an Employee or Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

(k)  “Continuous Service” means that the provision of services to the Company or a Related Entity in any capacity of an Employee, Director or Consultant is not interrupted or terminated. In jurisdictions requiring notice in advance of an effective termination as an Employee, Director or Consultant, Continuous Service shall be deemed terminated upon the actual cessation of providing services to the Company or a Related Entity notwithstanding any required notice period that must be fulfilled before a termination as an Employee, Director or Consultant can be effective under Applicable Laws. A Grantee’s Continuous Service shall be deemed to have terminated either upon an actual termination of Continuous Service or upon the entity for which the Grantee provides services ceasing to be a Related Entity. Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in the Award Agreement); provided that, in case any approved leave of absence is of a period longer than thirty (30) days or a longer period set forth under the Award Agreement (the “Long Leave”), the Administrator may at its sole discretion determined that the vesting schedule with respect to the Award granted to such Employee, Director or Consultant shall suspend during such Long Leave and resume upon the termination of the Long Leave, and shall be expended by the length of the suspension. An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave.

(l)   “Control” of a given Person means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided, that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors of such Person.

(m) “Director” means a member of the Board or the board of directors of any Related Entity.

(n)  “Disability” means that a Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Grantee will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.

(o)  “Dividend Equivalent Right” means a right entitling the Grantee to compensation measured by dividends paid with respect to Ordinary Shares.

(p)  “Employee” means any person, including a Director, who is in the employment of the Company or any Related Entity, subject to the control and direction of the Company or any Related Entity as to both the work to be performed and the manner and method of performance. The payment of a Director’s fee to a Director or consulting fee to a Consultant by the Company or a Related Entity shall not be sufficient to constitute “employment” by the Company or the Related Entity.

(q)  “Fair Market Value” means, with respect to any property (including, without limitation, any Shares or other securities) the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Administrator.

(r)    “Grantee” means an Employee, Director or Consultant who receives an Award under the Plan.

(s)  “Incentive Stock Option” shall mean a stock option granted pursuant to the Plan that by its terms qualifies and is otherwise intended to qualify as an incentive stock option within the meaning of Section 422 of the U.S. Code.

(t)   “M&A” means the currently effective memorandum and articles of association of the Company, as amended from time to time.

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(u)  “Ordinary Share” means the Company’s ordinary shares of a par value of US$0.0001 each.

(v)  “Option” means an option to purchase Shares pursuant to an Award Agreement granted under the Plan.

(w)     “Parent” means any company (other than the Company) in an unbroken chain of companies ending with the Company, if each of the companies (other than the Company) owns or Controls stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other companies in such chain. A company that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

(x)      “Person” means any individual, corporation, partnership, limited partnership, limited liability company, firm, joint venture, estate, trust, unincorporated organization, association, enterprise, institution, public benefit corporation, entity or governmental or regulatory authority or other entity of any kind or nature.

(y)      “Plan” means this 2022 Share Incentive Plan.

(z)      “Registration Date” means the date of the closing of the Business Combination.

(aa)    “Related Entity” means any Parent or Subsidiary or Affiliate of the Company and any business, corporation, partnership, limited liability company or other entity in which the Company or a Parent or a Subsidiary or an Affiliate of the Company holds a substantial ownership interest, directly or indirectly.

(bb)    “Restricted Share” means a Share issued under the Plan to the Grantee for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator.

(cc)    “Restricted Share Units” means an Award which may be earned in whole or in part upon the passage of time or the attainment of performance criteria established by the Administrator and which may be settled for cash, Shares or other securities or a combination of cash, Shares or other securities as established by the Administrator.

(dd)    “SAR” means a share appreciation right entitling the Grantee to Shares or cash compensation, as established by the Administrator, measured by appreciation in the value of Ordinary Shares.

(ee)    “Share” means an Ordinary Share of the Company.

(ff)     “Spin-off Transaction” means a distribution by the Company to its shareholders of all or any portion of the securities of any Subsidiary of the Company.

(gg)    “Subsidiary” means with respect to a specific entity, (i) any entity (x) more than fifty percent (50%) of whose shares or other interests entitled to vote in the election of directors or (y) more than a fifty percent (50%) interests in whose profits or capital, are owned or Controlled directly or indirectly by the subject entity or through one (1) or more Subsidiaries of the subject entity; (ii) any entity whose assets, or portions thereof, are consolidated with the net earnings of the subject entity and are recorded on the books of the subject entity for financial reporting purposes in accordance with U.S. GAAP; or (iii) any entity with respect to which the subject entity has the power to otherwise direct the business and policies of that entity directly or indirectly through another Subsidiary.

(hh)    “U.S. Code” means the U.S. Internal Revenue Code of 1986, as amended.

3.     Shares Subject to the Plan.

(a)  The Shares to be issued pursuant to the Awards under this Plan shall be authorized, but unissued, or reacquired Ordinary Shares.

(b)  Any Shares covered by an Award (or portion of an Award) which is forfeited, canceled or expires (whether voluntarily or involuntarily) shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan. Shares that actually have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that if unvested Shares are forfeited or repurchased by the Company, such Shares shall

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become available for future grant under the Plan. To the extent not prohibited by the Applicable Law and the listing requirements of the applicable stock exchange or national market system on which the Ordinary Shares are traded, any Shares covered by an Award which are surrendered (i) in payment of the Award exercise or purchase price or (ii) in satisfaction of tax withholding obligations incident to the exercise of an Award shall be deemed not to have been issued for purposes of determining the maximum number of Shares which may be issued pursuant to all Awards under the Plan, unless otherwise determined by the Administrator.

4.     Administration of the Plan.

(a)  Plan Administrator.

(i)        Administration. The Plan shall be administered by the Administrator.

(ii)       Administration Errors. In the event an Award is granted in a manner inconsistent with the provisions of this subsection (a), such Award shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws and approved by the Administrator.

(b)  Powers of the Administrator. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

(i)        to select the Employees, Directors and Consultants to whom Awards may be granted from time to time hereunder;

(ii)       to determine whether and to what extent Awards are granted hereunder;

(iii)      to determine the type and the number of Awards to be granted, the number of Shares and the amount of consideration to be covered by each Award granted hereunder;

(iv)      to approve forms of Award Agreements for use under the Plan, to amend terms of the Award Agreements;

(v)       to determine or alter the terms and conditions of any Award granted hereunder (including without limitation the vesting schedule and exercise price set forth in the Notice of Stock Option Award and the Award Agreements);

(vi)      to amend the terms of any outstanding Award granted under the Plan, provided that any amendment that would adversely affect the Grantee’s rights under an outstanding Award in material aspects shall not be made without the Grantee’s written consent;

(vii)     to construe and interpret the terms of the Plan and Awards, including without limitation, any notice of award or Award Agreement, granted pursuant to the Plan;

(viii)    to establish, prescribe, amend and rescind rules and terms of or relating to the Plan, including rules and terms relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws;

(ix)      to determine the Fair Market Value;

(x)       to execute on behalf of the Company any instrument required to effect the grant of an Award;

(xi)      to require a Grantee to provide representation or evidence that any currency used to pay the exercise price of any Award was legally acquired and taken out of the jurisdiction in which the Grantee resides in accordance with the Applicable Laws;

(xii)      to correct any defect, omission or inconsistency in the Plan or any Award Agreement; and

(xiii)    to take such other action, not inconsistent with the terms of the Plan and the Applicable Laws, as the Administrator deems appropriate.

Annex C-4

(c)  Indemnification. In addition to such other rights of indemnification as they may have as Directors or Employees of the Company or a Related Entity, Directors and any Employees of the Company or a Related Entity to whom authority to act for the Board, the Administrator or the Company is delegated shall be defended and indemnified by the Company to the extent permitted by Applicable Law and in the manner approved by the Administrator, on an after-tax basis, against all reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such Person is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within thirty (30) days after the institution of such claim, investigation, action, suit or proceeding, such Person shall offer to the Company, in writing, the opportunity at the Company’s expense to defend the same.

5.     Eligibility. Awards may be granted to Employees, Directors and Consultants. An Employee, Director or Consultant who has been granted an Award may, if otherwise eligible, be granted additional Awards.

6.     Terms and Conditions of Awards.

(a)  Types of Awards. The Administrator is authorized under the Plan to grant an Award to an Employee, Director or Consultant that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) cash or (iii) an Option, a SAR or similar right with a fixed or variable price related to the Fair Market Value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Such awards include, without limitation, Options, SARs, sales or bonuses of Restricted Shares, Restricted Share Units or Dividend Equivalent Rights, and an Award may consist of one such security or benefit, or two (2) or more of them in any combination or alternative.

(b)  Designation of Award. Each Award shall be designated in the Award Agreement.

(c)  Conditions of Award. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria, while the identities of Grantees and the number of Shares to be covered by such Award shall be determined by the Administrator. Each Award shall be subject to the terms of an Award Agreement approved by the Administrator. The performance criteria established by the Administrator may be based on any one of, or combination of, the following: (i) increase in share price, (ii) earnings per share, (iii) total shareholder return, (iv) operating margin, (v) gross margin, (vi) return on equity, (vii) return on assets, (viii) return on investment, (ix) operating income, (x) net operating income, (xi) pre-tax profit, (xii) cash flow, (xiii) revenue, (xiv) expenses, (xv) earnings before interest, taxes and depreciation, (xvi) economic value added and (xvii) market share. The performance criteria may be applicable to the Company, Related Entities and/or any individual business units of the Company or any Related Entity. Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement.

(d)  Acquisitions and Other Transactions. The Administrator may issue Awards under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, share purchase, asset purchase or other form of transaction.

(e)  Deferral of Award Payment. The Administrator may establish one or more programs under the Plan to permit Grantees the opportunity to elect to defer receipt of consideration upon exercise of an Award (other than an Award held by a U.S. taxpayer), satisfaction of performance criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award. The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

Annex C-5

(f)   Separate Programs. The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Grantees on such terms and conditions as determined by the Administrator from time to time.

(g)  Early Exercise. The Award Agreement may, but need not, include a provision whereby the Grantee may elect at any time while an Employee, Director or Consultant to exercise any part or all of the Award prior to full vesting of the Award, subject to compliance with the Applicable Laws and approval by the Administrator. Any unvested Shares received pursuant to such exercise may be subject to a repurchase right in favor of the Company or a Related Entity or to any other restriction the Administrator determines to be appropriate. If the Grantee who Early Exercises the Option is a US taxpayer, the Administrator may require the Grantee to make an election under Section 83(b) of the United States Internal Revenue Code of 1986, as amended (the “Section 83(b) Election”) within thirty (30) days following the date of Early Exercise, and the Grantee shall provide to the Company a copy of the timely filed Section 83(b) Election.

(h)  Term of Award. The term of each Award shall be the term stated in the Award Agreement. Notwithstanding the foregoing, the specified term of any Award shall not include any period for which the Grantee has elected to defer the receipt of the Shares or cash issuable pursuant to the Award.

(i)   Transferability of Awards. Subject to the Applicable Laws, Awards shall be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the Grantee, only to the extent and in the manner approved by the Administrator. Notwithstanding the foregoing, the Grantee may designate one or more beneficiaries of the Grantee’s Award in the event of the Grantee’s death on a beneficiary designation form provided by the Administrator.

(j)   Time of Granting Awards. The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such other date as is determined by the Administrator.

7.     Award Exercise or Purchase Price, Consideration and Taxes.

(a)  Exercise or Purchase Price. The exercise or purchase price, if any, for an Award shall be determined by the Administrator.

Notwithstanding the foregoing provisions of this Section 7(a), in the case of an Award issued pursuant to Section 6(d), above, the exercise or purchase price for the Award shall be determined in accordance with the provisions of the relevant instrument evidencing the agreement to issue such Award.

(b)  Consideration. Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Award including the method of payment, shall be determined by the Administrator. In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following:

(i)    cash;

(ii)   check;

(iii) if the exercise or purchase occurs on or after the Registration Date and to the extent permitted by the Administrator, surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require which have a Fair Market Value on the date of surrender or attestation equal to the aggregate exercise price of the Shares as to which said Award shall be exercised;

(iv)  with respect to Options, if the exercise occurs on or after the Registration Date, payment through a broker-dealer sale and remittance procedure pursuant to which the Grantee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction; or

(v)   any combination of the foregoing methods of payment.

Annex C-6

The Administrator may at any time or from time to time, by adoption of or by amendment to the standard forms of Award Agreement described in Section 4(b)(iv), or by other means, grant Awards which do not permit all of the foregoing forms of consideration to be used in payment for the Shares or which otherwise restrict one or more forms of consideration.

(c)  Taxes. No Shares shall be delivered under the Plan to any Grantee or other Person until such Grantee or other Person has made arrangements acceptable to the Administrator for the satisfaction of any income and employment tax withholding obligations under any Applicable Laws. The Grantee shall be responsible for all taxes associated with the receipt, vest, exercise, transfer and disposal of the Awards and the Shares. Upon exercise of an Award, the Company and/or the Related Entity which is an employer of the Grantee shall have the right to withhold or collect from Grantee an amount sufficient to satisfy such tax obligations.

8.     Exercise of Award.

(a)  Procedure for Exercise; Rights as a Shareholder.

(i)    Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement.

(ii)   An Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the Person entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised, including, to the extent selected, use of the broker-dealer sale and remittance procedure to pay the purchase price as provided in Section 7(b)(iv).

(b)  No Exercise in Violation of Applicable Law.

Notwithstanding the foregoing, regardless of whether an Award has otherwise become exercisable, the Award shall not be exercised if the Administrator (in its sole discretion) determines that an exercise would violate any Applicable Laws. Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws (including all relevant filings, approvals and registrations (if any) required under the laws of People’s Republic of China with respect to the exercise of such Award, including without limitation, those required with the PRC State Administration of Foreign Exchange).

9.     Conditions Upon Issuance of Shares.

(a)  Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws, the M&A and the relevant Award Agreement, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b)  As a condition to the exercise of an Award, the Company may require the Person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

(c)  As a condition to the exercise of an Award, the Grantee shall grant a power of attorney to the Administrator or any Person designated by the Administrator to exercise the voting rights with respect to the Shares and the Company may require the Person exercising such Award to acknowledge and agree to be bound by the provisions of the then effective M&A and other documents of the Company in relation to the Shares (if any), as if the Grantee is a holder of Ordinary Shares thereunder.

10.  Adjustments Upon Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number of Shares covered by each outstanding Award, the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, the exercise or purchase price of each such outstanding Award, the maximum number of Shares with respect to which Awards may be granted to any Grantee in any fiscal year of the Company, as well as any other terms that the Administrator determines require adjustment shall be proportionately adjusted for (i) any increase or decrease in the number of issued Shares resulting from a share split, reverse share split, share dividend, combination

Annex C-7

or reclassification of the Shares, or similar transaction affecting the Shares, (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company, or (iii) as the Administrator may determine in its discretion, any other transaction with respect to Ordinary Shares including a corporate merger, consolidation, acquisition of property or equity, separation (including a spin-off or other distribution of shares or property), reorganization, liquidation (whether partial or complete) or any similar transaction; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Administrator and its determination shall be final, binding and conclusive. Except as the Administrator determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award. In the event of a Spin-off Transaction, the Administrator may in its discretion make such adjustments and take such other action as it deems appropriate with respect to outstanding Awards under the Plan, including but not limited to: (i) adjustments to the number and kind of Shares, the exercise or purchase price per Share and the vesting periods of outstanding Awards, (ii) prohibit the exercise of Awards during certain periods of time prior to the consummation of the Spin-off Transaction, or (iii) the substitution, exchange or grant of Awards to purchase securities of the Subsidiary; provided that the Administrator shall not be obligated to make any such adjustments or take any such action hereunder.

11.   Effective Date and Term of Plan. The Plan shall become effective upon the closing the Business Combination with its approval by the Board of the Company. No Award shall be granted under this 2022 Plan after the tenth anniversary of the Effective Date. However, unless otherwise expressly provided in this 2022 Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Administrator to amend, alter, adjust, suspend, discontinue, or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Board to amend this 2022 Plan, shall extend beyond such date.

12.   Amendment, Suspension or Termination of the Plan.

(a)  The Board may at any time amend (including extend the term of the Plan), suspend or terminate the Plan; provided, however, that no such amendment, suspension or termination shall be made without the approval of the Company’s shareholders to the extent such approval is required by Applicable Laws or if such amendment would change any of the provisions of this Section 12(a).

(b)  No Award may be granted during any suspension of the Plan or after termination of the Plan.

(c)  Unless otherwise determined by the Administrator in good faith, the suspension or termination of the Plan shall not materially adversely affect any rights under Awards already granted to a Grantee.

13.   Reservation of Shares.

(a)  The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

(b)  The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

14.   No Effect on Terms of Employment/Consulting Relationship. The Plan shall not confer upon any Grantee any right with respect to the Grantee’s Continuous Service, nor shall it interfere in any way with his or her right or the right of the Company or any Related Entity to terminate the Grantee’s Continuous Service at any time, with or without Cause, and with or without notice. The ability of the Company or any Related Entity to terminate the employment of a Grantee who is employed at will is in no way affected by its determination that the Grantee’s Continuous Service has been terminated for Cause for the purposes of this Plan.

Annex C-8

15.   No Effect on Retirement and Other Benefit Plans. Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a “Retirement Plan” or “Welfare Plan” under the Employee Retirement Income Security Act of 1974, as amended.

16.   Vesting Schedule. The Awards to be issued to any Grantee under the Plan shall be subject to the vesting schedule as specified in the Award Agreement of such Grantee. The Administrator shall have the right to adjust the vesting schedule of the Awards granted to any Grantees.

17.   Unfunded Obligation. Any amounts payable to Grantees pursuant to the Plan shall be unfunded and unsecured obligations for all purposes. Neither the Company nor any Related Entity shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Grantee account shall not create or constitute a trust or fiduciary relationship between the Administrator, the Company or any Related Entity and a Grantee, or otherwise create any vested or beneficial interest in any Grantee or the Grantee’s creditors in any assets of the Company or a Related Entity. The Grantees shall have no claim against the Company or any Related Entity for any changes in the value of any assets that may be invested or reinvested by the Company with respect to the Plan.

18.   Holding Company, Trustee, etc. Notwithstanding anything to the contrary in this Plan, any Award Agreement, any notice of award or the terms on which any Award is granted or vested, any underlying Share of the Awards may, at the Administrator’s own discretion, be held by one or more holding companies or trustees or other nominees (collectively, the “Trustees”) as designated by the Administrator for the Grantees, and the Plan may be implemented and administrated by the Administrator through the Trustees.

19.   Entire Plan. This Plan, the individual Award Agreements and notices of issuance of the Awards, together with all the exhibits hereto and thereto, constitute and contain the entire stock incentive plan and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, memorandum, duties or obligations between the parties respecting the subject matter hereof.

20.   Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

21.   Non-Uniform Treatment. The Administrator’s determinations under the Plan need not be uniform and may be made by it selectively among the Grantees. Without limiting the generality of the foregoing, the Administrator will be entitled to make non-uniform and selective determinations, amendments and adjustments and to enter into non-uniform and selective Award Agreements.

22.   No Fractional Shares. No fractional Shares will be issued or delivered pursuant to the Plan. Except as otherwise provided in the Plan or applicable Award Agreement, the Administrator will determine whether cash, additional Awards or other securities or property will be issued or paid in lieu of fractional Shares or whether any fractional Shares should be rounded, forfeited or otherwise eliminated.

Annex C-9

Annex D

Annex D-1

Annex E

Goldenbridge Acquisiton Limited

The Pre-Merger Charter Amendment

“Regulation 25.5 of the Articles of Incorporation of the corporation is hereby amended and superseded by the following paragraph:

25.5. The Company will consummate an initial business combination only if the Company has net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation, and, solely if the Company seeks shareholder approval, and a majority of the issued and outstanding ordinary shares voted are voted in favor of the business combination.”

Annex E-1

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

PubCo’s Memorandum and Articles of Association provide that, subject to the provisions of the Cayman Islands laws, directors and officers, past and present, will be entitled to indemnification from PubCo against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of his or her own dishonesty, willful default or fraud, in or about the conduct of PubCo’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning PubCo or its affairs in any court whether in the Cayman Islands or elsewhere. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit Number	Description
1.1	Merger Agreement dated September 30, 2021 (incorporated by reference to Exhibit 2.1 to the Goldenbridge Current Report on Form 8-K filed with the Securities & Exchange Commission on October 4, 2021)
3.1

Goldenbridge Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 to the Goldenbridge Registration Statement on Form S-1 filed with the Securities & Exchange Commission on January 20, 2021)

3.2*	Certificate of Incorporation of AgiiPlus Global Inc.
3.3*	Memorandum and Articles of Association of AgiiPlus Global Inc.
3.4*	Amended and Restated Memorandum and Articles of Association of AgiiPlus Global Inc.
3.5*	Certificate of Incorporation of AgiiPlus Corporation Inc.
4.1	Specimen GBRG Unit Certificate (incorporated by reference to Exhibit 4.1 to the Goldenbridge Registration Statement on Form S-1 filed with the Securities & Exchange Commission on January 20, 2021)
4.2

Specimen GBRG Ordinary Share Certificate (incorporated by reference to Exhibit 4.2 to the Goldenbridge Registration Statement on Form S-1 filed with the Securities & Exchange Commission on January 20, 2021)

4.3	Specimen GBRG Rights Certificate (incorporated by reference to Exhibit 4.4 to the Goldenbridge Registration Statement on Form S-1 filed with the Securities & Exchange Commission on January 20, 2021)
4.4	Specimen GBRG Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Goldenbridge Registration Statement on Form S-1 filed with the Securities & Exchange Commission on January 20, 2021)
4.5

Warrant Agreement, dated March 1, 2021, by and between Continental Stock Transfer & Trust Company and the Registrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2021)

4.6

Rights Agreement, dated March 1, 2021, by and between Continental Stock Transfer & Trust Company and the Registrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on March 5, 2021)

4.7

Unit Purchase Option between the Registrant and Maxim Group LLC (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on March 5, 2021)

5.1*	Form of Opinion of Maples and Calder (Hong Kong) LLP as to Validity of PubCo Ordinary Shares
5.2*	Form of Opinion of Loeb & Loeb LLP as to Validity of PubCo Warrants
5.3	Form of Opinion of Han Kun Law Firm as to certain PRC tax matters (included in Exhibit 99.7)
8.1†	Form of Opinion of Loeb & Loeb LLP regarding certain federal income tax matters
8.2†	Form of Opinion of Hunter Taubman Fischer & Li LLC regarding certain federal income tax matters

Exhibit Number	Description
10.1

Letter Agreements, dated March 1, 2021, among the Registrant and the Registrant’s Officers and Directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on March 5, 2021)

10.2

Investment Management Trust Account Agreement, dated March 1, 2021, by and between Continental Stock Transfer & Trust Company and the Registrant (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on March 5, 2021)

10.3

Stock Escrow Agreement, dated March 1, 2021, among the Registrant, Continental Stock Transfer & Trust Company, and the initial shareholders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on March 5, 2021)

10.4

Registration Rights Agreement, dated March 1, 2021, among the Registrant, Continental Stock Transfer & Trust Company and the initial shareholders (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on March 5, 2021)

10.5	AgiiPlus Global Inc. 2022 Share Incentive Plan (included as Annex C to this proxy statement/consent solicitation statement/prospectus)
10.6	Shareholder Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on October 4, 2021)
10.7*	Form of Employment Agreement between PubCo and PubCo’s executive officers
10.8*	English translation of Exclusive Business Cooperation Agreement dated August 16, 2021 between Shanghai Tangtangjia Business Consulting Co., Ltd and Shanghai Tangtangjia Information Technology Co., Ltd
10.9*

English translation of Equity Pledge Agreement dated August 16, 2021 among Shanghai Tangtangjia Business Consulting Co., Ltd and Shanghai Tangtangjia Information Technology Co., Ltd. and the shareholders of Shanghai Tangtangjia Information Technology Co., Ltd.

10.10*

English translation of Exclusive Option Agreement dated August 16, 2021 among Shanghai Tangtangjia Business Consulting Co., Ltd and Shanghai Tangtangjia Information Technology Co., Ltd. and the shareholders of Shanghai Tangtangjia Information Technology Co., Ltd.

10.11*	English translation of Spousal Consent granted by the spouse of Jing Hu dated August 16, 2021.
10.12*	English translation of Spousal Consent granted by the spouse of Jiaqing Wu dated August 16, 2021.
14	Form of Code of Ethics (incorporated by reference to Exhibit 14 to the Registration Statement on Form S-1/A filed with the Securities & Exchange Commission on January 20, 2021)
23.1*	Consent of MaloneBailey, LLP
23.2*	Consent of Friedman LLP
23.3*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.4*	Consent of Loeb & Loeb LLP (included in Exhibit 5.2)
99.1*	Consent of Jing Hu (PubCo’s director nominee)
99.2*	Consent of Jing Dai (PubCo’s director nominee)
99.3*	Consent of Fang Xing (PubCo’s director nominee)
99.4*	Consent of Yongsheng Liu (PubCo’s director nominee)
99.5*	Consent of [*] (PubCo’s director nominee)
99.6*	Form of Proxy for Extraordinary General Meeting of Holders of Goldenbridge Ordinary Share
99.7	Form of Opinion of Han Kun Law Firm regarding certain PRC law matters
107*	Calculation of Filing Fee Table

____________

*        To be filed by amendment

†        Previously filed

Item 22. Undertakings

A.     PubCo hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)    For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B.      PubCo hereby undertakes:

(1)    that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)    that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

D.     The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

E.      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cayman Islands, on the [*] day of [*] 2022.

AgiiPlus Global Inc.
By:	/s/ Yongsheng Liu
Name:	Yongsheng Liu
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following person on [*], 2022 in the capacities indicated.

Name	Title
/s/ Yongsheng Liu	Chief Executive Officer and Sole Director
Yongsheng Liu	(Principal Executive Officer and Principal Financial and Accounting Officer)